United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release
Signature Page	697

1. Identification of the people responsible for the content of the form

1.1 - Statement and Identification of People in Charge

Name of the person responsible for the content of the form	Eduardo de Salles Bartolomeo
Position of the person in charge	Chief Executive Officer

Name of the person responsible for the content of the form	Luciano Siani Pires
Position of the person in charge	Investor Relations Officer

The aforementioned officers state that:

a.     they reviewed the reference form;

b.     all information contained in the form complies with the provisions of CVM Instruction 480, in particular articles 14 to 19;

c.      the set of information contained therein is a true, accurate and complete portrait of the economic-financial situation of the issuer and the risks inherent to its activities and the securities issued by it.

STATEMENT OF THE CHIEF EXECUTIVE OFFICER

FOR THE PURPOSES OF ITEM 1.1 OF THE REFERENCE FORM

Eduardo de Salles Bartolomeo, a Brazilian citizen, married, engineer, bearer of Identity Card IFP/RJ no. 053253845, enrolled with the CPF/MF under no. 845.567.307-91, residing and domiciled in the city and state of Rio de Janeiro, with business address at Torre Oscar Niemeyer, Praia de Botafogo, 186, suite 701 to 1901, Botafogo, CEP 22250-145, in the city and state of Rio de Janeiro, in the capacity of Chief Executive Officer of Vale S.A., a corporation with its principal place of business in the city and state of Rio de Janeiro, at Torre Oscar Niemeyer, Praia de Botafogo, 186, suite 701 to 1901, Botafogo, CEP 22250-145, enrolled with the CNPJ/MF under no. 33.592.510/0001-54 (“Company”), hereby states that:

a.     he reviewed the Company’s Reference Form;

b.     all information contained in the Reference Form complies with the provisions of the Securities and Exchange Commission Instruction no. 480, of December 7th, 2009, as amended, especially articles 14 to 19; and

c.      the set of information contained therein is a true, accurate and complete portrait of the Company’s economic-financial situation and the risks inherent to its activities and the securities issued by it.

Eduardo de Salles Bartolomeo
Chief Executive Officer

STATEMENT OF THE CHIEF FINANCIAL OFFICER AND INVESTOR RELATIONS OFFICER

FOR THE PURPOSES OF ITEM 1.1 OF THE REFERENCE FORM

Luciano Siani Pires, a Brazilian citizen, married, mechanical engineer, bearer of Identity Card IFP/RJ no. 07.670.915-3, enrolled with the CPF/MF under no. 013.907.897-56, residing and domiciled in the city and state of Rio de Janeiro, with business address at Torre Oscar Niemeyer, Praia de Botafogo, 186, suite 701 to 1901, Botafogo, CEP 22250-145, in the city and state of Rio de Janeiro, in the capacity of Chief Financial Officer and Investor Relations Officer of Vale S.A., a corporation with its principal place of business in the city and state of Rio de Janeiro, at Torre Oscar Niemeyer, Praia de Botafogo, 186, suite 701 to 1901, Botafogo, CEP 22250-145, enrolled with the CNPJ/MF under no. 33.592.510/0001-54 (“Company”), for the purposes of item 1.1 of the Company Reference Form, hereby states that:

a.     he reviewed the Company’s Reference Form;

b.     all information contained in the Reference Form complies with the provisions of the Securities and Exchange Commission Instruction no. 480, of December 7th, 2009, as amended, especially articles 14 to 19; and

c.      the set of information contained therein is a true, accurate and complete portrait of the Company’s economic-financial situation and the risks inherent to its activities and the securities issued by it.

Luciano Siani Pires
Chief Financial Officer and Investor Relations Officer

1.2 - Individual statement of new holder of the position of Chief Executive Officer or Investor Relations Officer duly signed, attesting that:

Item not applicable.

2. Auditors

2.1/2.2 - Identification and Remuneration of Auditors

Do you have an auditor?	YES
CVM code	418-9
Type of auditor	National
Name/Company Name	KPMG Auditores Independentes
CPF/CNPJ	57.755.217/0001.29
Contract date for the services	04/30/2014
End of service provision	12/31/2018
Description of the contracted services

Provision of professional services related to the audit of financial statements, both for local and international purposes, and to the certification of internal controls (in compliance with Section 404 of the Sarbanes-Oxley Act of 2002) for the financial years of 2014 to 2018, and Review of Quarterly Financial Information (ITR) from June 30th, 2014 to 30th September, 2018.

In addition, the scope of work also encompasses the provision of other audit-related services, such as issuing previously agreed procedural reports in accordance with NBC TSC4400.

Total remuneration for the independent auditors broken down by service	The services contracted with the Company’s external auditors for the financial year ended December 31, 2018 for the Company and its subsidiaries were as follows:

In thousands of Brazilian reais
	Financial Audit	16,747
	Auditing - Sarbanes Oxley Act	1,194
	Audit Related Services (*)	70
	Total External Audit Services	18,011

(*) Those services are mostly procured for periods of less than one year.

Reason for substitution

The replacement of KPMG by PwC aimed to comply with the provisions of art. 31 of CVM Instruction 308/99, which determines the rotation of certifying accountants every five years, and was approved by the current auditors.

Reason presented by the auditor in case of disagreement with the issuer’s justification	Not applicable.

Name of the technician responsible	Period of provision of services	CPF	Address
Manuel Fernandes Rodrigues de Sousa	From 04/01/2014 to 07/25/2018	783.840.017-15	Rua do Passeio, 38, setor 2, 17º
andar — Centro/RJ
Edifício Passeio Corporate
20021-290, Rio de Janeiro, RJ
E-mail: mfernandes@kpmg.com.br
Telephone: (21) 2207-9400

Bernardo Moreira Peixoto Neto	From 07/26/2018 to 12/31/2018	877.721.757-87	Rua do Passeio, 38, setor 2, 17°
andar — Centro/RJ
Edifício Passeio Corporate
20021-290, Rio de Janeiro, RJ
E-mail: bmoreira@kpmg.com.br
Telephone: (21) 2207-9400

Do you have an auditor?	YES
CVM code	2879
Type of auditor	National
Name/Company Name	PricewaterhouseCoopers Auditores Independentes
CPF/CNPJ	61.562.112/0001-20
Contract date for the services	02/15/2019
End of service provision	Not applicable.
Description of the contracted services

Provision of professional services related to the audit of the financial statements, both for local and international purposes, and to the certification of internal controls (in compliance with Section 404 of the Sarbanes-Oxley Act of 2002) for the financial years of 2019 to 2023, and Review of Quarterly Financial Information (ITR) from March 31th, 2019 to September 30th, 2023.

In addition, the scope of work also encompasses the provision of other audit-related services, such as issuing previously agreed procedural reports in accordance with NBC TSC4400.

Total remuneration for the independent auditors broken down by service	Not applicable.
Reason for substitution	Not applicable.
Reason presented by the auditor in case of disagreement with the issuer’s justification	Not applicable.

Name of the technician responsible	Period of provision of services	CPF	Address
Patricio Marques Roche	As from 01/01/2019	993.005.407-34	Rua do Russel, 804, 6° e 7° Ed.
Manchete — Glória, Rio de
Janeiro/RJ, 22210-907
E-mail: patricio.roche@pwc.com
Telephone: (21) 3232-6112

2.3 - Other relevant information

Vale’s Board of Directors, at a meeting held on November 28th, 2013, approved the contracting of KPMG Auditores Independentes (“KPMG”) to provide audit services for financial statements for a period of three years, beginning in 2014. On July 3rd, 2017, the extension of the term of the agreement was approved for an additional period of 2 years. The provision of said services started with the review of the quarterly information (ITRs) for the second quarter of 2014, and ended with the audit of the financial statements for the fiscal year ending on December 31st, 2018.

Vale’s Board of Directors, at a meeting held on September 27th, 2018, approved the contracting of PricewarterhouseCoopers Auditores Independentes (“PWC”), to replace KPMG, to provide audit services for the financial statements for a period of three years, starting in 2019. The provision of the services will start with the review of the quarterly information (ITRs) for the first quarter of 2019.

The Company has specific internal procedures for the pre-approval of services contracted with its external auditors, in order to avoid conflicts of interest or the loss of objectivity of its independent auditors.

The Company’s policy, in relation to independent auditors and in the provision of services not related to external auditing, is based on principles that preserve its independence.

In line with the best corporate governance practices, all services provided by our independent auditors are pre-approved by our Audit Committee, and a letter of independence is also obtained from the external auditors.

In addition, the Company clarifies that there are no material transfers of services or resources between the auditors and parties related to the Company, as defined in CVM Deliberation 642/10, which approved the Technical Pronouncement CPC 05 (R1).

3. Selected financial information

3.1 - Financial Information - Consolidated

	Fiscal year	Fiscal year	Fiscal year
	(December 31,	(December 31,	(December 31,
(In Reais)	2018)	2017)	2016)
Net Assets	173,683,000,000.00	148,106,000,000.00	133,702,000,000.00
Total Assets	341,713,000,000.00	328,097,000,000.00	322,696,000,000.00
Net Revenue/Intermediary Revenue	108,532,000,000.00	108,532,000,000.00	94,633,000,000.00
Financing/Premium Insurance Gains
Gross Profit or Loss	53,282,000,000.00	41,275,000,000.00	33,490,000,000.00
Net (Loss) Profit	25,657,000,000.00	17,627,000,000.00	13,311,000,000.00
Number of Shares, Former Treasury	5,126,258,410	5,197,432,093	5,197,432,093
Equity Value of Shares (Reais/Unit)	33.867674	28.495995	25.724627
Base Profit or Loss per Share	4.95	3.39	2.56
Profit or Loss Diluted per Share	4.95	3.39	2.56

3.2 - Non-accounting measurements

a.         value of non-accounting measurements

The Company uses Adjusted EBITDA and Adjusted EBIT as non-accounting measurement methods. In 2018, 2017 and 2016, respectively, (i) Adjusted EBITDA was assessed in the amount of R$61,065 million, R$48,992 million and R$40,906 million, and (ii) Adjusted EBIT was assessed in the amount of R$47,392 million, R$35,837 million and R$28,130 million, respectively.

b.         reconciliations between the amounts disclosed and the amounts of the audited financial statements

	Fiscal year ended December 31,
	2018	2017	2016
Net income (loss) from continuing operations	26,084	20,278	17,455
(+) Taxation on profit	(966)	4,607	9,567
(+) Net Financial Results	18,058	9,650	(6,302)
EBIT	43,176	34,535	20,720
(+) Depreciation, amortization and depletion	12,240	11,842	12,107
EBITDA	55,416	46,377	32,827
Results from investments and other results in affiliates and joint ventures, net of dividends received	2,126	1,590	3,911
Special events	3,523	1,025	4,168
Adjusted EBITDA of the continued operations	61,065	48,992	40,906
Dividends received and interest from affiliates and joint ventures	(1,433)	(1,313)	(669)
Depreciation, amortization, and depletion	(12,240)	(11,842)	(12,107)
Adjusted EBIT of the continued operations	47,392	35,837	28,130

c.          reason why the Company understands that such measurement is more appropriate for the correct understanding of its financial condition and the result of its operations

We calculated Adjusted EBITDA and Adjusted EBITDA according to CVM Instruction No. 527 of October 04, 2012 (“CVM Instruction 527”).

The Adjusted EBITDA corresponds to EBITDA by adding up (i) the result from investments and other results in affiliates and joint ventures, net of dividends, and (ii) special events. It presents an approximate measure of the Company’s cash generation, since it excludes non-recurring effects and non-cash.

Special events are recognized gains or losses in the Company’s operating results that are not related to the performance of the business segments. The Company excludes the special events of Adjusted EBITDA for the purpose of comparing the performance analysis of the segments.

Adjusted EBIT corresponds to Adjusted EBITDA excluding dividends received and interest from affiliates and joint ventures, and depreciation, amortization, and depletion.

Adjusted EBITDA and Adjusted EBIT are not measurement methods acknowledged by BRGAAP or IFRS. Adjusted EBITDA does not represent the cash flow for the periods presented and should therefore not be considered as an alternative measure for net profit (loss) as an isolated indicator of operating performance or as an alternative to cash flow or as a liquidity source.

The definitions of Adjusted EBITDA and Adjusted EBIT used by Vale may not be compared to Adjusted EBITDA and Adjusted EBIT disclosed by other companies.

3.3 - Events subsequent to the latest financial statements

The Company’s Consolidated Financial Statements relating to the fiscal year ended December 31, 2018 were issued on March 27, 2019, and were approved by the Company’s Board of Directors on March 27, 2019.

The Company’s Consolidates Financial Statements, pursuant to the rules provided in the Technical Pronunciation CPC 24, as approved by Deliberation CVM No. 593/09, contain the following subsequent events contained in the Financial Statements mentioned above:

1.              On January 25, 2019, the failure of Dam I of the Córrego do Feijão Mine, which is part of Paraopebas Complex in the Southern System, located in Brumadinho, Minas Gerais, Brazil (“Brumadinho Dam”). The Company concluded that the dam failure and the subsequent developments do not relate to a condition existing at the date of the financial statements and, therefore, do not result in adjustments to the book values recognized as of December 31, 2018. Therefore, all accounting impacts will be reflected in 2019. See item 10.3 of this Reference Form for a detailing of this Subsequent Event.

2.              From January 1, 2019, the Company will consider certain long-term loans payable to Vale International S.A., for which settlement is not likely to occur nor is it planned for the foreseeable future as part of its net investment in an entity abroad. Foreign exchange differences resulting from this monetary item, which become part of the net investment in an entity abroad, will be recognized in other comprehensive income and will be reclassified from the net assets to the result upon the disposal or partial disposal of the net investment. Thus, from this adoption, exchange gains and losses in the result are expected to be reduced.

3.              In January 2019, the Company acquired control of New Steel Global NV, a company that develops innovative iron ore beneficiation technologies and has patents for dry concentration processes in 56 countries, for the amount of R$1,937 million (US$500 million).

3.4 — Income Allocation Policy

Fiscal year ending on December 31,
	2018	2017	2016
a. Earnings Retention Rules

Pursuant to Article 37 of the By-laws, the creation of a (i) tax incentive reserve, to be created in accordance with the legislation in force; and of a (ii) investment reserve, must be considered in the proposal for the distribution of profits, in order to ensure the maintenance and development of the main activities that make up the Company’s corporate purpose, in an amount not exceeding 50% of net income distributable up to the maximum limit of the Company’s capital stock.

a.i Values for Earnings Retentions

Out of the total net income of R$25,656,525,836.23 for the year, (i) R$1,282,826,291.81 were allocated to the legal reserve, (ii) R$1,496,628,728.93 to the tax incentive reserve, and (iii) R$15,182,992,215.49 to the investment reserve.

Out of the total net income of R$17,627,200,889.00 for the year, (i)  R$881,360,044.45 were allocated to the legal reserve, (ii) R$692,831,841.06 to the tax incentive reserve, and (iii) R$11,331,535,765.58 to the investment reserve.

Out of the total net income of R$13,311,455,285.00 for the year, (i) R$665,572,764.25 were allocated to the legal reserve, (ii) R$1,227,570,177.73 to the tax incentive reserve, and (iii) R$5,894.586,907.98 to the investment reserve.

a.ii Percentages in relation to total reported income	Out of the total net income for the year, (i) 5% were allocated to the legal reserve, (ii) 6% to the tax incentive reserve, and (iii) 59% to the investment reserve.	Out of the total net income for the year, (i) 5% were allocated to the legal reserve, (ii) 4% to the tax incentive reserve, and (iii) 64% to the investment reserve.	Out of the total net income for the year, (i) 5% were allocated to the legal reserve, (ii) 9% to the tax incentive reserve, and (iii) 44% to the investment reserve.

b. Dividend distribution rules

Pursuant to Article 38 of the By-Laws, at least 25% of the annual net profits, adjusted according to the law, will be used to pay dividends.

In the last three fiscal years, pursuant to Article 5, Paragraph 5, of the By-laws, the holders of preferred shares were entitled to receive dividends to be distributed, as calculated pursuant to Chapter VII of the By-laws, in accordance with the following criterion:

(a) priority in receiving the dividends corresponding to (i) a minimum of 3% of the net equity value of the share, as calculated based on the financial statements drawn up, which served as reference for the payment of dividends, or (ii) 6% calculated over the part of the capital constituted by this class of share, whichever of the two is greater;

(b) the right to share distributed profits, under equal conditions with the common shares, after being assured the latter a dividend equal to the minimum priority established in accordance with item “a” above;

(c) the right to share any bonuses, under equal conditions with the common shares, observing the priority established for the distribution of dividends.

Notwithstanding the foregoing, it should be noted that the Company ceased to have Class A preferred shares in 2017, due to the conversion of all such shares into common shares. For further information, see item 3.9 of this Reference Form.

c. Frequency of dividend distributions	Out of the results for the fiscal year of 2018, R$6,801,433,061.10 were paid as interest on the shareholders’ equity and R$892,645,538.90 by way of dividends, which were paid on September 20, 2018.	Out of the results for the fiscal year of 2017, R$4,721,473,237.91 were paid as interest on the shareholders’ equity, which were paid in March 2018.

Out of the results for the fiscal year of 2016, R$5,523,725,435.04 were paid as interest on the shareholders’ equity, of which (i) R$856,975,000.00 were paid in December 2016 and (ii) R$4,666,750,435.04 were paid in April 2017.

d. Any restrictions on the distribution	None.	None.	None.

of dividends enforced by legislation or special regulation applicable to the issuer, as well as contracts and court, administrative or arbitration decisions.

e. If the issuer has a formally approved income allocation policy, stating the body responsible for approval, date of approval and, if the issuer discloses the policy, sites on the World Wide Web where the document can be consulted.

The compensation policy applicable to the 2018 fiscal year is the compensation policy approved on March 29, 2018 by the Company’s Board of Directors, which is available for consultation on the websites of CVM (www.cvm.gov.br) and the Company (www.vale.com). Nevertheless, the validity of this policy is suspended. For further information, see item 3.9 of this Reference Form.

The compensation policy applicable to the 2017 fiscal year is the compensation policy approved on April 25th, 2016 by the Company’s General Meeting, which is available for consultation on the CVM website (www.cvm.gov.br).

The compensation policy applicable to the 2016 fiscal year is the compensation policy approved on April 25th, 2016 by the Company’s General Meeting, which is available for consultation on the CVM website (www.cvm.gov.br).

For further information, see item 3.9 of this Reference Form.

3.5 - Distribution of dividends and retention of net income

(In Reais)	Fiscal Year 12/31/2018	Fiscal Year 12/31/2017	Fiscal Year 12/31/2016
Adjusted net income	22,877,070,815.49	16,053,009,003.49	11,761,350,206.85
Dividend distributed in relation to adjusted net income	33.6322716	29.41000000	46.97000000
Rate of return in relation to the issuer’s net assets	15.056415	11.901611	10.46165000
Total distributed dividend	7,694,078,600.00	4,721,473,237.91	5,523,725,435.04
Retained net income	17,962,447,236.23	12,905,727,651.09	7,787,729,849.96
Date of approval of the retention	04/30/2019	04/13/2018	04/20/2017

January 01, 2018 to December 31, 2018

Type of Share	Class of Share	Distributed Dividend	Amount (Unit)	Dividend Payment
Common Shares	—	Interest on equity	6,801,433,061.10	09/20/2018
Common Shares	—	Mandatory Dividends	892,645,538.90	09/20/2018

January 01, 2017 to December 31, 2017

Type of Share	Class of Share	Distributed Dividend	Amount (Unit)	Dividend Payment
Common Shares		Interest on equity	4,721,473,237.91	March 15, 2018

January 01, 2016 to December 31, 2016

Type of Share	Class of Share	Distributed Dividend	Amount (Unit)	Dividend Payment
Common Shares	—	Interest on equity	2,884,837,166.99	April 28, 2017
Preferred	Preferred Class A	Interest on equity	1,781,913,268.06	April 28, 2017
Common Shares	—	Interest on equity	529,754,775.95	December 16, 2016
Preferred	Preferred Class A	Interest on equity	327,220,224.04	December 16, 2016

3.6 - Report of dividends as retained earnings or reserves

	Fiscal year ending on December 31,
Dividends distributed to the account of (in R$ thousand):	2018	2017	2016
Retained Earnings	—	—	—
Realization of Reserves	—	2,064,505	—

3.7 - Level of indebtedness

Financial Year	Sum of current liabilities and non- current liabilities		Type of ratio	Level of indebtedness	Description and reason for using another ratio
12/31/2018	R$	168,030,000,000.00	Level of indebtedness	0.5800000
12/31/2018	0		Other ratios	0.9300000

Gross debt/Adjusted EBITDA. The ratio is based on the US Dollar. Gross debt consists of the sum of “Short-term loans and financing”, “Current installment of long-term loans” and “Long-term loans and financing”. Adjusted EBITDA is calculated as described in item 3.2.b of this annualized Reference Form for the last twelve months - ADJUSTED EBITDA.

The Gross Debt/Adjusted EBITDA ratio indicates the approximate time it would take for a company to pay all debts exclusively using its cash generation.

The Company adopts the Gross Debt/Adjusted EBITDA ratio and the interest coverage ratio of Adjusted EBITDA/Interest expenses. These ratios are widely used by the market (rating agencies and financial institutions) and serve as a benchmark for assessing the Company’s financial situation.

12/31/2018	0		Other ratios	14.16000000

Adjusted EBITDA/Interest Expense - This ratio is based on US Dollar. Adjusted EBITDA is calculated as described in item 3.2.b of this Reference Form excluding non-recurring items. Interest expenses comprise the sum of all accrued or capitalized interest, whether paid or not, in a given period, arising from the Company’s indebtedness.

The interest coverage ratio (Adjusted EBITDA/Interest expenses) is used to determine the company’s capacity to generate sufficient cash flow to cover its interest expenses.

The Company adopts the Gross Debt/Adjusted EBITDA ratio and the interest coverage ratio of Adjusted EBITDA/Interest expenses. These ratios are widely used by the market (rating agencies and financial institutions) and serve as a benchmark for assessing the Company’s financial situation.

3.8 - Obligations according to nature and maturity

Latest Accounting Information (December 31, 2018)

Type of obligation	Type of security	Other security or liens	Less than one year	One to three years	Three to five years	Over five years	Total
Debt securities	Unsecured		796,481,994.90	1,338,867,140.05	6,342,649,388.44	30,411,660,654.65	38,889,659,178.04
Loans	Unsecured		3,050,970,808.07	2,672,884,203.31	4,922,373,591.02	9,491,001,944.37	20,137,230,546.77
Loans	Secured		70,225,247.28	66,866,875.49	765,018,866.37	0	902,110,989.14
Total			3,917,678,050.25	4,078,618,218.85	12,030,041,845.83	39,902,662,599.02	59,929,000,713.95

Note: The information contained in this item refers to the Company’s consolidated financial statements. The debt securities field comprises debt securities and transactions in the stock market.

3.9 - Other relevant information

Additional Information relating to Item 3.4

On November 27, 2017, all shares issued by Vale under negotiation at B3 became common, with the exception of 12 special class preferred shares held by the Federal Government. For further information on this issue, see item 15.7 of this Reference Form.

Additional Information on Financial Agreements

Part of the financing agreements entered into by the Company, as well as the outstanding debt securities issued by the Company (for more information on such securities, see item 18 of this Reference Form) contain clauses that determine the early maturity of outstanding installments in case of cross acceleration of another financial agreement entered into with the same counterparty and/or any other financial agreement.

Additional Information on Compensation Policies

The amendment to the shareholders’ compensation policy was approved at the Annual and Special Shareholders’ Meeting held on April 25, 2016. According to said approved policy:

•                  Shareholders’ compensation will be at the discretion of the Board of Directors, which will resolve on the amount to be distributed according to the Company’s business situation, considering, among other factors, the Company’s leverage level and future cash commitments.

•                  The proposed shareholders’ compensation will be analyzed and paid, if payment is the elected option, at two times. The first installment (initial installment) will be analyzed and, if applicable, paid in October of the current year and the second installment (complementary installment) will be analyzed and, if applicable, paid by the end of April of the following year. The amount of the first installment will be determined by the Company based on the accumulated profit or loss of the period and the estimated free cash flow generation for the year. The amount of the second installment will be determined after the calculation of the profit or loss for the fiscal year.

•                  The proposal for the first installment of the shareholders’ compensation will be submitted by the Board of Executive Officers to be resolved by the Board of Directors in October of each year and will be announced to the market as soon as it is approved. The second installment of compensation shall be included in the proposed allocation of net income for the year to be submitted by the Board of Executive Officers to the Board of Directors within the first three months of the subsequent year. The amount related to the second installment will be announced to the market after its approval by the Board of Directors, with payment subject to approval by the Annual Shareholders’ Meeting.

•                  The amount of the first installment of the shareholders’ compensation will be denominated in US Dollars and the payment will be made by way of dividends and/or interest on equity. The determined amount will be paid in Brazilian currency, with the conversion of the amount proposed in US Dollars into Reais based on the US Dollar exchange rate (Ptax-option 5) disclosed by the Central Bank of Brazil (BACEN), on the business day prior to the meeting of the Board of Directors that has resolved on the declaration and the respective payment of the shareholders’ compensation. The amount of the second installment will be denominated and paid in Reais, and the payment may be made by way of dividends and/or interest on equity. The equivalent amount in US Dollars will be calculated based on the US Dollar exchange rate (Ptax-option 5), published by the Central Bank of Brazil (BACEN) on the business day prior to payment.

•                  During the year, the Board of Executive Officers may propose to the Board of Directors,

based on an analysis of the Company’s cash flow evolution and the availability of profits or reserves of existing profits, the distribution to shareholders of an additional compensation relating to the amounts paid in October or April.

Nevertheless, the Company clarifies that, at a meeting held on March 29, 2018, its Board of Directors approved a new Shareholders’ Compensation Policy, which replaces the aforementioned policy, the contents of which are available for consultation on the websites of CVM (www.cvm.gov.br) and the Company (www.vale.com). According to said approved policy:

•                  Shareholders’ compensation will be composed of two semiannual installments, the first in September of the current year and the second in March of the following year, provided that the Board of Directors may declare interest on equity in the month of December of each year for payment in March of the next year. Such amounts will be deducted from the March installment.

•                  The compensation will be 30% of the Adjusted EBITDA minus Current Investment calculated in the first half income statement for the September installment, and the second half income statement for the March installment.

•                  The Board of Directors may resolve on additional compensation by way of distribution of extraordinary dividends.

Suspension of the Shareholders’ Compensation Policy in force

According to a Material Fact disclosed by the Company on January 27, 2019, due to the failure of Dam I of the Córrego do Feijão Mine, in Brumadinho (MG), the Board of Directors, in a special meeting held on January 27, 2019 decided for and approved, among other things, the suspension of the Shareholders’ Compensation Policy and, consequently, the non-payment of dividends and interest on equity, as well as any other resolution on the repurchase of shares of its own issuance.

4.1 — Description of risk factors

(a) Risks relating to Dam Failure

The failure of Dam I in Minas Gerais has adversely affected the Company’s business, financial condition and reputation, and the overall impact of the dam failure is still uncertain.

On January 25, 2019, Dam I failed, resulting in 270 fatalities or presumed fatalities, in addition to personal, property and environmental damages. The causes of the dam failure are uncertain and are being investigated by the Company and by several governmental authorities. This event has adversely affected Vale’s operations, but the overall impact of the dam failure is still uncertain.

•                  Liabilities and legal proceedings. The potential liabilities resulting from the dam failure are significant, and the total amount cannot be estimated at this time. The dam failure resulted in fatalities and property and environmental damages. The Company is a defendant in number of legal proceedings, in which plaintiffs claim significant amounts in damages resulting from the event. For more information, see items 4.7 and 7.9 of this Reference Form. These liabilities may have a material adverse effect on the Company’s business and financial condition.

•                  Liquidity. Brazilian courts have ordered the freezing, which affects an aggregate, on May 24, 2019, of R$15.6 billion of assets, including cash from the Company’s bank accounts, judicial deposits and common shares we held in treasury. Additional assets may be attached in the future. These pre-judgment attachments and asset freezes may adversely impact the Company’s business and liquidity.

•                  Suspension of operations. Following the dam failure, the Company suspended various Operations, which will adversely impact the production and cash flows. We suspended our operations at the Córrego do Feijão and Jangada mines immediately following the event. Various mining and pellet plant operations were temporarily suspended in order to expedite the decommissioning of the Company’s upstream dams. The company also suspended operations in response to judicial injunctions and new determinations by ANM, Brazil’s national mining agency. Other developments resulting from the failure of Dam I or questioning the of the safety existing dams may result in the suspension of other operations. As of May 15, 2019, the estimated impact of the suspension of operations following the dam failure on the Company production is 92.8 million metric tons per year, (including the estimated annual impact of the suspension of the Brucutu mine), including the pellet feed needed for the production of 11 million metric tons of pellets per year. As a result of the suspended operations, Vale may need to purchase iron ore and iron ore pellets in the market to honor the Company obligations under existing commercial contracts, which may incrise the overall costs and adversely impact its business and financial condition. It is possible that certain of these operations may not be resumed.

•                  Increase in production costs. The Company may need to make investments or adjustments in the operations not impacted by the dam failure to increase production, mitigate the impact of suspended operations or comply with additional safety requirements. Alternative disposal methods may also have to be used to continue operating certain mines and plants, particularly those that rely on tailings dams. These alternative methods may be more expensive or require significant capital investments in mines and plants. As a result, costs are expected to increase, which may have a material effect on the Company’s business and financial condition.

•                  Increased taxation. The Company may be subject to new or increased taxes or other obligations to fund remediation measures and compensate direct and indirect impacts of the failure of Dam I. In addition, Vale entered into settelement agreements with the state of Minas Gerais and certain municipalities to minimize the impact of the shutdown of some operations in state and municipal tax revenues. Also, the state of Minas Gerais has proposed the adoption of a new fiscal framework, under which the state would be entitled to collect additional R$ 107 million per year on ICMS (a state tax on the circulation of goods) starting ine 2020. Retroactive amounts could also be applied over the last five years with an estimated impact of R$ 550 million.

•                  Additional regulation and restrictions on mining operations. Various governmental authorities have proposed and approved new rules relating to licensing, use and operations of dams in response to the Dam I failure. For instance, a new statute approved by the state of Minas Gerais in February 2019 precludes the use of upstream dams and imposes new obligations for design, construction and operation of any other type of tailings dams. This new statute also provides for the full decommissioning of any upstream tailings dam by February 2022, and a rule approved by ANM in February 2019 requires to fully decommission any inactive upstream tailings dam by August 2021 and any active upstream tailings dam by August 2023. New rules imposing restrictions on mining operations and ancillary activities may be approved. The licensing process for operations may become longer and subject to more uncertainties. These additional laws and regulations may impose restrictions on operations, require additional investments or even require the suspension of additional operations, which may adversely affect the Company’s business.

•                  Reserves. Developments resulting from the failure of Dam I, particularly new regulations applicable to dam licensing and use and the ongoing proceedings and investigations involving the use of dams in mining operations, may result in decreases in reported reserves or reclassification of proven reserves as probable reserves. The Company continuously reviews the impact of new regulations, proceedings and investigations on reported reserves. These new regulations, proceedings and investigations may impact the iron ore reserves and the reserves for other products the production of which involve dams.

•                  Inability to comply with additional safety requirements or to obtain required certifications. Rules on dam safety are getting stricter following the dam failure. Also, external experts may be reluctant to attest to the stability and safety of the Company’s dams, as a result of the uncertainties regarding the causes of the Dam I failure and the increasing risks of liability. If any of the Company’s dams are unable to comply with the safety requirements or if the Company is unable to obtain the required certification for any of its dams, it may need to suspend operations, evacuate the area surrounding this dam, relocate communities and take other emergency actions. These measures are costly, may adversely impact its business and financial condition and cause further damage to its reputation.

•                  Inability to pay dividends. Reduced cash flows and increased liabilities may adversely affect the Company’s ability to pay dividends or make other distributions to its shareholders. Immediately after the dam failure, Vale’s Board of Directors determined the suspension of the shareholder remuneration policy.

•                  Increased funding requirements. The Company may need to raise funds in the financial markets to meet its existing commitments and the potential liabilities and capital expenditures associated with the remediation of environmental damages. The Company may not be able to obtain funds at acceptable costs.

•                  Increased cost of insurance. The Company’s cost of insurance is expected to rise, and the Company may not be able to obtain insurance for certain risks.

•                  Management attention. Since the date of the dam failure, attention of the Company senior management and Board of Directors is focused on the emergency actions and other measures in response to the crisis and diverted from core business.

•                  Management continuity. Following the dam failure, the Company’s CEO and the executive officer for Ferrous Minerals and Coal requested temporary leave from their positions, following the recommendation of Brazilian prosecutors. Other changes in senior management may occur, which may have an adverse effect on the Company’s business.

•                  Impacts on financial performance. The Company expects the failure of Dam I to have a significant impact on its financial performance. Vale has not yet determined the nature and amount of the consequences, but they will include reduced revenues due to the suspension of operations, increased expenditures for assistance and remediation, impairments of fixed assets, provisions for costs of decommissioning and remediation, and provisions for legal proceedings. See item 7.9 Other Relevant Information from this Reference Form regarding it.

•                  Additional impacts. The overall consequences of the dam failure remain uncertain. The contamination of the Paraopeba river and other water systems may affect the water supply of surrounding cities. If the Company’s preventive measures fail to contain the tailings and debris flow, other rivers may be contaminated, causing additional environmental damages. If the tailings and debris flow from the failure of Dam I reach interstate rivers, the Company may be subject to additional proceedings and investigations by federal authorities.

The failure of a tailings dam or similar structure may cause severe damages, and the decommissioning of our upstream tailings dams may be long and costly.

The Company owns a number of tailings dams and similar structures. In addition, owns stakes in companies that own a number of dams or similar structures, including Samarco and Mineração Rio do Norte S.A. (MRN). The failure of any of these structures could cause losses of lives and severe personal, property and environmental damages, and could have adverse effects on the business and reputation, as evidenced by the consequences of the failure of Dam I at Córrego do Feijão.

Some of the Company’s dams, and some of the dams owned by its investees, such as Samarco and MRN, were built using the “upstream” method, which presents specific stability risks.

Recently approved laws and regulations require to decommission all of the Company’s upstream dams on a specified timetable. The Company is still determining the appropriate measures for decommissioning each upstream dam. This process will require significant expenditures, and the decommissioning process may take a long time. At this point, the Company cannot estimate the costs and timing for conclusion of the decommissioning process. The Company may not be able to conclude the decommissioning process for all of its upstream dams within the time frame imposed by the new laws and regulations.

The Company is involved in legal proceedings that could have a material adverse effect on its business in the event of unfavorable outcomes.

The Company is involved in legal proceedings in which adverse parties have sought injunctions to suspend certain of its operations or claimed substantial amounts, including several legal proceedings and investigations relating to the failure to Dam I and the failure of Samarco’s Fundão tailings dam. The outcomes of these proceedings are uncertain and may materially and adversely affect its business, its liquidity and the value of the securities issued by Vale or its subsidiaries. For information on these legal proceedings, see items 4.3 to 4.7 of this Reference Form.

The obligations and potential liabilities arising from the failure of a tailings dam owned by Samarco in Minas Gerais could negatively impact the Company’s business, financial conditions and reputation.

In November 2015, the Fundão tailings dam owned by Samarco failed, causing fatalities and environmental damage in the surrounding area. The failure of Samarco’s tailings dam has adversely affected and will continue to affect the Company’s business, and the full impact is still uncertain and cannot be estimated. Below is a discussion of the main effects of the dam failure on the Company’s business.

•                  Legal proceedings. The Company is involved in multiple legal proceedings and investigations relating to the failure of the Fundão tailings dam, and other proceedings and investigations may arise in the future. These proceedings include securities class actions in the United States against the Company and some of its officers, a criminal proceeding in Brazil, public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. Adverse results in these proceedings may impact the liquidity and financial condition of the Company. Brazilian federal tax authorities have tried to assert that the Company may be liable for certain tax obligations of Samarco, and other tax authorities or other creditors of Samarco may try to recover from the Company amounts due by Samarco. For information on these proceedings, see items 4.3 to 4.7 from this Reference Form.

•                  Reparation obligations and other undertakings. In March 2016, Samarco and its shareholders (Vale and BHPB) entered into the Framework Agreement with certain governmental authorities, pursuant to which Samarco, Vale and BHPB agreed to create a foundation (Fundação Renova) to develop and implement long term remediation and compensation programs. Under the Framework Agreement, these programs shall be reviewed within 3 years. In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorneys general, among other parties, in line with these preliminary agreements and in order to improve the governance mechanism of Fundação Renova. The comprehensive agreement established, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement based on the findings of experts hired by Samarco to advise the MPF over a two-year period. For more information, see Itens 4.7 and 7.9 of this Reference Form.

As Samarco is currently unable to resume its activities, Vale and BHPB have been funding Fundação Renova to support certain remediation measures undertaken by Samarco and also providing funds directly to Samarco, to preserve its Operations. At this point, the Company cannot accurately predict when Samarco will resume its operations, and the best estimate, at this point in time, is on the 2nd semester of 2020. If Samarco is unable to resume operations or to generate sufficient cash flows to fund the remediation measures required under these agreements, the Company will be required to continue funding these remediation measures, which in turn may adversely affect its liquidity and financial conditions.

Risk of additional environmental damages. Failure to contain the remaining tailings in Samarco’s dams could cause additional environmental damages, additional impacts on the Company’s operations, and additional claims, fines and proceedings against Samarco and against the Company. Failure to contain the remaining tailings could also impact the feasibility and timing for the restart of Samarco’s operations.

•                       Other impacts. The Company may encounter delays in the receipt of environmental and other licenses for its tailings dams and other facilities, and Brazilian authorities may impose more stringent conditions in connection with the licensing process of its projects and operations. Also, as one of Samarco’s shareholders, the Company’s reputation has been adversely affected by the failure of Samarco’s tailings dam.

(b) Risks related to the Company

Lower cash flows, resulting from suspension of operations or decreased prices of the Company’s products, may adversely affect its credit ratings and the cost and availability of financing.

The suspension of operations or a decline in the prices of the Company’s products may adversely affect its future cash flows, credit ratings and ability to secure financing at attractive rates. It may also negatively affect its ability to fund its capital investments, including disbursements required to remediate and compensate damages resulting from the failure of Dam I, provide the financial assurances required to obtain licenses in certain jurisdictions, pay dividends and comply with the financial covenants in some of its long-term debt instruments.

The Company’s projects are subject to risks that may result in increased costs or delay in their implementation.

The Company is investing to maintain and further increase its production capacity and logistics capabilities. Vale regularly reviews the economic viability of its projects. As a result of this review, the Company may decide to postpone, suspend or interrupt the implementation of certain projects. The Company projects are also subject to a number of risks that may adversely affect its growth prospects and profitability, including the following:

•                                          The Company may not be able to obtain financing at attractive rates.

•                                          The Company may encounter delays or higher than expected costs in obtaining the necessary equipment or services and in implementing new technologies to build and operate a project.

•                                          The Company’s efforts to develop projects on schedule may be hampered by a lack of infrastructure, including reliable telecommunications services and power supply.

•                                          Suppliers and contractors may fail to meet their contractual obligations to the Company.

•                                          The Company may face unexpected weather conditions or other force majeure events.

•                                          The Company may fail to obtain or renew the required permits and licenses to build a project, or it may experience delays or higher than expected costs in obtaining or renewing them.

•                                          Changes in market conditions or regulations may make a project less profitable than expected at the time the Company initiated work on it.

•                                          There may be accidents or incidents during project implementation.

•                                          The Company may face shortages of skilled personnel.

Operational problems could materially and adversely affect the Company’s business and financial performance.

Ineffective project management and operational breakdowns might require the Company to suspend or curtail operations, which could generally reduce its productivity. Operational breakdowns could entail failure of critical plant and machinery. There can be no assurance that ineffective project management or other operational problems will not occur. Any damages to its projects or delays in its operations caused by ineffective project management or operational breakdowns could materially and adversely affect the Company’s business and results of operations. The Company business is subject to a number of operational risks that may adversely affect its results of operations, such as:

•                                          Unexpected weather conditions or other force majeure events.

•                                          Adverse mining conditions delaying or hampering its ability to produce the expected quantity of minerals and to meet specifications required by customers, which can trigger price adjustments.

•                                          Accidents or incidents involving its mines, industrial facilities and related infrastructure, such as dams, plants, railway and railway bridges, ports and ships.

•                                          Delays or interruptions in the transportation of its products, including with railroads, ports and ships.

•                                          Tropical diseases, HIV/AIDS and other contagious diseases in regions where some of its operations or projects are located, which pose health and safety risks to its employees.

•                                          Labor disputes that may disrupt its operations from time to time.

•                                          Changes in market conditions or regulations may affect the economic prospects of an operation and make it inconsistent with its business strategy.

•                                          Failure to obtain the renewal of required permits and licenses, or delays or higher than expected costs in obtaining them.

•                                          Disruptions to or unavailability of critical information technology systems or services resulting from accidents or malicious acts.

The Company’s business could be adversely affected by the failure or unavailability of certain critical assets or infrastructure.

The Company relies on certain critical assets and infrastructure to produce and to transport its products to its customers. These critical assets include mines, industrial facilities, ports, railways, roads and bridges. The failure or unavailability of any critical asset, whether resulting from natural events or operational issues, could have a material adverse effect on its business.

Substantially all of the iron ore production from the Northern system is transported from Carajas, in the Brazilian state of Pará, to the port of Ponta da Madeira, in the Brazilian state of Maranhão, through the Carajás railroad (EFC). Any interruption of the Carajás railroad or of the port of Ponta da Madeira could significantly impact the Company’s ability to sell its production from the Northern system. With respect to EFC, there is particular risk of interruption at the bridge over the Tocantins river, in which the trains run on a single line railway. In the port of Ponta da Madeira, there is particular risk of interruption at the São Marcos access channel, a deep-water channel that provides access to the port. Also, any failure or interruption of The Company’s long distance conveyor belt (TCLD) used to transport its iron ore production from the S11D mine to the beneficiation plant, could adversely impact its operations at the S11D mine.

The Company business could be adversely affected by the failure of its counterparties, joint venture partners or joint ventures that the Company does not control to perform their obligations.

Customers, suppliers, contractors, financial institutions, joint venture partners and other counterparties may fail to perform existing contracts and obligations, which may unfavorably impact the Company’s operations and financial results. The ability of suppliers and customers to perform their obligations may be adversely affected in times of financial stress and economic downturn.

Important parts of Vale’s iron ore, pelletizing, nickel, coal, copper, energy and other businesses are held through joint ventures. This may reduce the Company’s degree of control, as well as its ability to identify and manage risks. Vale forecasts and plans for these joint ventures and consortia assume that ots partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide skilled and competent managerial personnel. If any of its partners fails to observe its commitments, the affected joint venture or consortium may not be able to operate in accordance with its business plans, or the Company may have to increase the level of its investment to implement these plans.

Some of the Company’s investments are controlled by partners or have separate and independent management. These investments may not fully comply with the Company’s standards, controls and procedures, including its health, safety, environment and community standards. Failure by any of its partners or joint ventures to adopt adequate standards, controls and procedures could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect the Company’s results and reputation.

The Company may not have adequate insurance coverage for some business risks.

The Company’s businesses are generally subject to a number of risks and hazards, which could have impact on people, assets and the environment. The insurance that Vale maintains against risks that are typical in its business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental damages, damages resulting from dams’ breaches, spills or leakage of hazardous substances and interruption of certain business activities) may not be available at a reasonable cost, or at all. Even when it is available, the Company may self insure where it determines that is more cost effective to do so. As a result, accidents or other negative developments involving its mining, production or transportation facilities may not be covered by insurance and could have a material adverse effect on its operations.

Labor disputes may disrupt the Company’s operations from time to time.

A substantial number of the Company employees, and some of the employees of its subcontractors, are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic negotiation. Strikes and other labor disruptions at any of the Company’s operations could adversely affect the operation of facilities and the timing of completion and cost of its capital projects. For more information on labor relations, see item 14 of this Reference Form.

Moreover, the Company could be adversely affected by labor disruptions involving unrelated parties that may provide it with goods or services.

Higher energy costs or energy shortages would adversely affect the Company’s business.

Costs of fuel oil, gas and electricity are a significant component of the Company’s cost of production, representing 11.1% of its total cost of goods sold in 2018. To fulfill its energy needs, the Company relies on the following sources: oil byproducts, which represented 31% of total energy needs in 2018, electricity (31%), natural gas (17%), coal (17%) and other energy sources (4%).

Electricity costs represented 4.1% of the Company’s total cost of goods sold in 2018. If the Company is unable to secure reliable access to electricity at acceptable prices, it may be forced to curtail production or may experience higher production costs, either of which would adversely affect the Company’s results of operations. The Company faces the risk of energy shortages in the countries where it has operations and projects, especially Brazil, due to lack of infrastructure or weather conditions, such as floods or droughts. Future shortages, and government efforts to respond to or prevent shortages, may adversely impact the cost or supply of electricity for the Company’s operations.

Failures in the Company’s information technology, operational technology, cybersecurity and telecommunications systems may adversely affect its business and reputation.

The Company relies heavily on information technology, operational technology and telecommunications systems for the operation of many of its business processes. Failures in those systems, whether caused by obsolescence, technical failures, negligence, accident or malicious acts, may result in the disclosure or theft of sensitive information, misappropriation of funds and disruptions to or interruption in its business operations. The Company may be the target of attempts to gain unauthorized access to information technology and operational technology systems through the internet, including sophisticated and coordinated attempts often referred to as advanced persistent threats. Disruption of critical information technology, operational technology, cybersecurity or telecommunications systems, or breaches of information security, may harm the Company’s reputation and have a material adverse effect on its operational performance, earnings and financial condition.

The Company’s reserve estimates may materially differ from mineral quantities that the Company is actually able to recover; the Company’s estimates of mine life may prove inaccurate; more stringent regulations and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.

The Company’s reported reserves are estimated quantities of ore and minerals that it has determined can be economically and legally mined and processed under present and assumed future conditions. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond its control. Reserve reporting involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates the Company anticipate. Reserve estimates and estimates of mine life may require revisions based on actual production experience, projects, updated exploration drilling data and other factors. Lower market prices of minerals and metals, more stringent regulations, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, changes in regulatory requirements or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a reduction of reserves. Also, the Company inability to obtain licenses for new operations, supporting structures or activities, or to renew its existing licenses, can cause a reduction of its reserves. Such a reduction could affect depreciation and amortization rates and have an adverse effect on its financial performance.

The Company may not be able to replenish its reserves, which could adversely affect its mining prospects.

The Company engages in mineral exploration, which is highly uncertain in nature, involves many risks and frequently is non-productive. The Company’s exploration programs, which involve significant expenditures, may fail to result in the expansion or replacement of reserves depleted by current production. If the Company does not develop new reserves, it will not be able to sustain its current level of production beyond the remaining lives of its existing mines.

The feasibility of new mineral projects may change over time.

Once mineral deposits are discovered, it can take a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. Substantial time and expenditures are required to:

•                                          establish mineral reserves through drilling;

•                                          determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;

•                                          obtain environmental and other licenses;

•                                          construct mining, processing facilities and infrastructure required for greenfield properties; and

•                                          obtain the ore or extract the minerals from the ore.

If a project proves not to be economically feasible by the time the Company is able to exploit it, the Company may incur substantial losses and be obliged to take write downs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays and cost overruns that may render the project not economically feasible.

The Company faces rising extraction costs and investment requirements over time as reserves deplete.

Reserves are gradually depleted in the ordinary course of a given open pit or underground mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper, mines may move from being open pit to underground, and underground operations become deeper. In addition, for some types of reserves, mineralization grade decreases and hardness increase at greater depths. As a result, over time, the Company usually experiences rising unit extraction costs with respect to each mine, or may need to make additional investments, including adaptation or construction of processing plants and expansion or construction of tailings dams. Several of the Company’s mines have been operating for long periods, and the Company will likely experience rising extraction costs per unit in the future at these operations in particular.

The Company’s governance and compliance processes may fail to prevent breaches of legal, accounting or governance standards.

The Company operates in a global environment, and its activities extend over multiple jurisdictions and complex regulatory frameworks, with increasing enforcement activities worldwide. The Company’s governance and compliance processes, which include the review of internal control over financial reporting, may not timely identify or prevent future breaches of legal, accounting or governance standards. The Company may be subject to breaches of our code of ethical conduct, anti corruption policies and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by its employees, contractors or other agents. The Company’s failure to comply with applicable laws and other standards could subject Vale to investigations by authorities, litigation, fines, loss of operating licenses, disgorgement of profits, involuntary dissolution and reputational harm.

It could be difficult for investors to enforce any judgment obtained outside Brazil against the Company or any of it associates

The Company’s investors may be located in jurisdictions outside Brazil and could seek to bring actions against itself or its directors or officers in the courts of their home jurisdictions. Vale is a Brazilian company, and the majority of its officers and directors are residents of Brazil. The vast majority of its assets and the assets of its officers and directors are likely to be located in jurisdictions other than the home jurisdictions of its foreign investors. It might not be possible for investors outside Brazil to effect service of process within their home jurisdictions on the Company or on its officers or directors who reside outside their home jurisdictions. In addition, a final conclusive foreign judgment will be enforceable in the courts of Brazil without a re-examination of the merits only if previously confirmed by the Brazilian Superior Court of Justice—Superior Tribunal de Justiça - STJ) , and confirmation will only be granted if the foreign judgment: (i) fulfills all formalities required for its enforceability under the laws of the country where it was issued; (ii) was issued by a competent court after due service of process on the defendant, as required under applicable law; (iii) is not subject to appeal; (iv) does not conflict with a final and unappealable decision issued by a Brazilian court; (v) was authenticated by a Brazilian consulate in the country in which it was issued or is duly apostilled in accordance with the Convention for Abolishing the Requirement of Legalization for Foreign Public Documents and is accompanied by a sworn translation into Portuguese, unless this procedure was exempted by an international treaty entered into by Brazil; (vi) it does not cover matters subject to the exclusive jurisdiction of the Brazilian courts; and (vii) is not contrary to Brazilian national sovereignty, public policy or good morals. Therefore, investors might not be able to recover against the Company or its directors and officers on judgments of the courts of their home jurisdictions predicated upon the laws of such jurisdictions.

(c)               RISKS RELATING TO THE COMPANY CORPORATE STRUCTURE

The shareholders that are party to the Company shareholders’ agreement have significant power over Vale.

On August 14, 2017, Litel Participações S.A. (“Litel”), Bradespar S.A. (“Bradespar”), Mitsui & Co., Ltd. (“Mitsui”) and BNDES Participações S.A. (“BNDESPAR”) entered into a shareholders’ agreement pursuant to which they undertook to vote jointly on certain key matters (the “Shareholders’ Agreement”). The Shareholders’ Agreement came into force on August 14, 2017 and will expire on November 9, 2020. On December 31, 2018, Litel, Bradespar, Mitsui and BNDESPAR together held 39.03% of the Company total capital stock. As long as no other shareholder or group of shareholders owns more shares than the parties to the Shareholders’ Agreement, these major shareholders may elect a majority of the members of the Company Board of Directors and control the outcome of certain actions requiring shareholder approval. For a description of the Company’s shareholding structure and the current shareholders’ agreement, see item 15 of this Reference Form.

The Brazilian Government has certain veto rights.

The Brazilian government owns 12 golden shares of Vale, granting it limited veto power over certain company actions, such as changes to the Company name, the location of Vale headquarters and the Company corporate purpose as it relates to mining activities. For a detailed description of the Brazilian government’s veto powers, see item 18.1 of this Reference Form..

(d)         Risks related to the Company subsidiaries

For information on risks related to the companies invested by the Company, see the Risk Factor described in item (b) above: “The Company business could be adversely affected by the failure of its counterparties, joint venture partners or joint ventures that the Company does not control to perform their obligations”

(e)          Risks related to the Company suppliers

For information on risks related to the Company’s suppliers, see the Risk Factors described in item (b) above: “Higher energy costs or energy shortages would adversely affect the Company’s business” and “ The Company business could be adversely affected by the failure of its counterparties, joint venture partners or joint ventures that the Company does not control to perform their obligations.”

(f)           Risks related to the Company clients

For information on risks related to the Company’s clients, see the Risk Factors described in item (b)] above: “The Company business could be adversely affected by the failure of its counterparties, joint venture partners or joint ventures that the Company does not control to perform their obligations.”

(g)         Risks Relating to the Economy Sectors in which the Company operates

The Company business is exposed to the cyclicality of global economic activity and requires significant investments of capital.

As a mining company, Vale is a supplier of industrial raw materials. Industrial production tends to be the most cyclical and volatile component of global economic activity, which affects demand for minerals and metals. At the same time, investment in mining requires a substantial amount of funds in order to replenish reserves, expand and maintain production capacity, build infrastructure, preserve the environment, prevent fatalities and occupational hazards and minimize social impacts. Sensitivity to industrial production, together with the need for significant long-term capital investments, are important sources of risk for the Company’s financial performance and growth prospects.

Also, the Company may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in demand. Lower utilization of capacity during periods of weak demand may expose the Company to higher unit production costs since a significant portion of it cost structure is fixed in the short term due to the capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or previous labor or government agreements. Conversely, during periods of high demand, Vale’s ability to rapidly increase production capacity is limited, which could prevent it from meeting demand for its products.

Moreover, the Company may be unable to complete expansions and greenfield projects in time to take advantage of rising demand for iron ore, nickel or other products. When demand exceeds Vale’s production capacity, the Company may meet excess customer demand by purchasing iron ore fines, iron ore pellets or nickel from joint ventures or unrelated parties processing and reselling it, which would increase it costs and narrow operating margins. If the Company is unable to satisfy excess customer demand in this way, it may lose customers. In addition, operating close to full capacity may expose the Company to higher costs, including demurrage fees due to capacity restraints in its logistics systems.

Adverse economic developments in China could have a negative impact on the Company’s revenues, cash flow and profitability

China has been the main driver of global demand for minerals and metals over the last few years. In 2018, Chinese demand represented 72% of global demand for seaborne iron ore, 51% of global demand for nickel and 49% of global demand for copper. The percentage of the Company’s net operating revenues attributable to sales to customers in China was 41.7% in 2018. Therefore, any contraction of China’s economic growth could result in lower demand for products, leading to lower revenues, cash flow and profitability. Poor performance in the Chinese real estate sector, the largest consumer of carbon steel in China, would also negatively impact the Company’s results.

(h)         Risks Relating to the Economy Sectors in which the Company operates

Political, economic and social conditions in the countries in which the Company has operations or projects could adversely impact its business.

Vale’s financial performance may be negatively affected by regulatory, political, economic and social conditions in countries in which it has significant operations or projects. In many of these jurisdictions, Vale is exposed to various risks such as political instability, bribery, cyber attacks, extortion, corruption, robbery, sabotage, kidnapping, civil strife, acts of war, guerilla activities, piracy in international shipping routes and terrorism.

These issues may adversely affect the economic and other conditions under which the Company operates in ways that could have a materially negative effect on Vale’s business.

Disagreements with local communities could adversely impact its business and reputation.

Disputes with communities where the Company operates may arise from time to time. Accidents or incidents involving mines, industrial facilities and related infrastructure, such as the failure of Dam I, may significantly impact the communities where the Company operates. In some instances, the Company’s operations and mineral reserves are located near lands owned or used by indigenous people or other groups of stakeholders.

Some of the Company’s mining and other operations are located in territories where title may be subject to disputes or uncertainties, or in areas claimed for agriculture or land reform purposes, which may lead to disagreements with landowners, organized social movements, local communities and the government. In some jurisdictions, the Company may be required to consult and negotiate with these groups as part of the process to obtain licenses required to operate, to mitigate impact on the Company’s operations or to obtain access to their lands.

Disagreements or disputes with local communities and groups, including indigenous groups, organized social movements and local communities, could cause delays in obtaining licenses, increases in planned budget, delays or interruptions to the operations. These issues may adversely affect the Company reputation or otherwise hamper its ability to develop reserves and conduct its operations. For more information, see items 4.3 to 4.7 of this Reference Form.

The Company could be adversely affected by changes in government policies or by trends such as resource nationalism, including the imposition of new taxes or royalties on mining activities.

Mining is subject to government regulation, including taxes and royalties, which can have a significant financial impact on the Company’s operations. In the countries where the Company is present, the Company is subject to potential renegotiation, nullification or forced modification of existing contracts and licenses, expropriation or nationalization of property, foreign exchange controls, changes in local laws, regulations and policies and audits and reassessments. The Company is also subject to new taxes or raising of existing taxes and royalty rates, reduction of tax exemptions and benefits, renegotiation of tax stabilization agreements or changes on the basis on which taxes are calculated in a manner that is unfavorable to the Company. Governments that have committed to provide a stable taxation or regulatory environment may alter those commitments or shorten their duration. The Company also face the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce a judgment against a sovereign nation within its own territory. For more information, see item 7.5 of this Reference Form.

The Company is also required to meet domestic beneficiation requirements in certain countries, such as local processing rules, export taxes or restrictions or charges on unprocessed ores. The imposition of or increase in such requirements, taxes or charges can significantly increase the risk profile and costs of operations in those jurisdictions. The Company and the mining industry are subject to rising trends of resource nationalism in certain countries in which Vale operates that can result in constraints on operations, increased taxation or even expropriations and nationalizations.

As a supplier of iron ore, nickel and other raw materials to the global integrated steel industry, the Company is subject to additional risk from the imposition of duties, tariffs, import and export controls and other trade barriers impacting the Company’s products and the products Vale’s customers produce. Global trade is subject to a growing trend of increased trade barriers, which could exacerbate commodities’ price volatility and in turn result in instability in the prices of Vale’s products.

Concessions, authorizations, licenses and permits are subject to expiration, limitation on renewal and various other risks and uncertainties.

Vale’s operations depend on authorizations and concessions from governmental regulatory agencies in the countries in which it operates. The Company is subject to laws and regulations in many jurisdictions that can change at any time, and changes in laws and regulations may require modifications to Vale’s technologies and operations and result in unanticipated capital expenditures.

Some of the Company’s mining concessions are subject to fixed expiration dates and might only be renewed a limited number of times for a limited period of time. Apart from mining concessions, the Company may need to obtain various authorizations, licenses and permits from governmental or other regulatory bodies in connection with the planning, maintenance, operation and closure of the Company’s mines and related logistics infrastructure, which may be subject to fixed expiration dates or periodic review or renewal. There is no assurance that renewals will be granted as and when sought, and there is no assurance that new conditions will not be imposed in connection with renewal. Fees for mining concessions might increase substantially due to the passage of time from the original issuance of each individual exploration license. If so, the costs of holding or renewing mining concessions may render the Company’s business objectives not viable. Accordingly, the Company needs to continually assess the mineral potential of each mining concession, particularly at the time of renewal, to determine if the costs of maintaining the concession are justified by the results of operations to date, and it might elect to let some of the Company concessions lapse. There can be no assurance that concessions will be obtained on terms favorable to the Company, or at all, for its future intended mining or exploration targets.

In a number of jurisdictions where the Company has exploration projects, the Company may be required to retrocede to the state a certain portion of the area covered by the exploration license as a condition to renewing the license or obtaining a mining concession. This requirement can lead to a substantial loss of part of the mineral deposit originally identified in Vale’s feasibility studies. For more information on mining concessions and other similar rights, see Mineral rights and mining activity Regulations in item 7.5 of this Reference Form.

(i)            Risks relating to the Company depositary shares

If ADR holders exchange ADSs for the underlying shares, they risk losing the ability to remit foreign currency abroad.

The custodian for the shares underlying the Company’s ADSs maintains a registration with the Central Bank of Brazil permitting qualifying institutional foreign investors to buy and sell securities on the B3 and entitling the custodian to remit U.S. dollars outside Brazil for payments of dividends and other distributions relating to the shares underlying the ADSs or upon the disposition of the underlying shares. If an ADR holder exchanges its ADSs for the underlying shares, it will be entitled to rely on the custodian’s registration for only five business days from the date of exchange. Thereafter, an ADR holder may not be able to obtain and remit foreign currency abroad upon the disposition of, or distributions relating to, the underlying shares unless it obtains its own registration under applicable regulation. If an ADR holder attempts to obtain its own registration, it may incur expenses or suffer delays in the application process, which could delay the receipt of dividends or other distributions relating to the underlying shares or the return of capital in a timely manner.

The custodian’s registration or any registration obtained could be affected by future legislative changes, and additional restrictions applicable to ADR holders, the disposition of the underlying shares or the repatriation of the proceeds from disposition could be imposed in the future.

ADR holders may not have all the rights of the Vale’s shareholders and may be unable to exercise preemptive rights relating to the shares underlying their ADSs.

ADR holders may not have the same rights that are attributed to the Company’s shareholders by Brazilian law or its bylaws, and the rights of ADR holders may be subject to certain limitations provided in the deposit agreement or by the securities intermediaries through which ADR holders hold their securities. Also, the ability of ADR holders to exercise preemptive rights is not assured, particularly if the applicable law in the holder’s jurisdiction (for example, the Securities Act in the United States) requires that either a registration statement be effective or an exemption from registration be available with respect to those rights, as is in the case in the United States. The Company is not obligated to extend the offer of preemptive rights to holders of ADRs, to file a registration statement in the United States, or to make any other similar filing in any other jurisdiction, relating to preemptive rights or to undertake steps that may be needed to make exemptions from registration available, and we cannot assure holders that we will file any registration statement or take such steps.

ADR holders may encounter difficulties in the exercise of voting rights.

ADR holders do not have the rights of shareholders. They have only the contractual rights set forth for their benefit under the deposit agreements. ADR holders are not permitted to attend shareholders’ meetings, and they may only vote by providing instructions to the depositary. In practice, the ability of a holder of ADRs to instruct the depositary as to voting will depend on the timing and procedures for providing instructions to the depositary either directly or through the holder’s custodian and clearing system. With respect to ADSs for which instructions are not received, the depositary may, subject to certain limitations, grant a proxy to a person designated by the Company.

The legal protections for holders of the Company’s securities differ from one jurisdiction to another and may be inconsistent, unfamiliar or less effective than investors anticipate.

Vale is a global company with securities traded in several different markets and investors located in many different countries. The legal regime for the protection of investors varies around the world, sometimes in important ways, and investors in the Company’s securities should recognize that the protections and remedies available to them may be different from those to which they are accustomed in their home markets. The Company is subject to securities legislation in several countries, which have different rules, supervision and enforcement practices. The only corporate law applicable to the Company’s parent company is the law of Brazil, with its specific substantive rules and judicial procedures. Vale is subject to corporate governance rules in several jurisdictions where the Company’s securities are listed, but as a foreign private issuer, Vale is not required to follow many of the corporate governance rules that apply to U.S. domestic issuers with securities listed on the New York Stock Exchange and is not subject to the U.S. proxy rules.

(j)            Risks related to socio-environmental issues

The Company’s business is subject to environmental, health and safety incidents.

The Company’s operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment and the use of natural resources, resulting in significant risks and hazards, including fire, explosion, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfalls, incidents involving dams, failure of other operational structures, as well as activities involving mobile equipment, vehicles or machinery and other potentially fatal incidents and accidents. Incidents may occur due to deficiencies in identifying and assessing risks or in implementing sound risk management, and once these risks materialize, they could result in significant environmental and social impacts, damage to or destruction of mines or production facilities, personal injury, illness and fatalities, involving employees, contractors or community members near operations, as well as delays in production, monetary losses and possible legal liability. Additionally, in remote localities, employees may be exposed to tropical and contagious diseases that may affect their health and safety. Notwithstanding the Company’s standards, policies, controls and monitoring procedures, its operations remain subject to incidents or accidents that could adversely impact it business, stakeholders or reputation.

The Company’s business may be adversely affected by social, environmental and health and safety regulation, including regulations pertaining to climate change.

Nearly all aspects of its activities, products and services associated with capital projects and operations around the world are subject to social, environmental and health and safety regulations, which may expose us to increased liability or increased costs. These regulations require Vale to have environmental licenses, permits and authorizations for its operations and projects, and to conduct environmental and social impact assessments in order to get approval for the Company’s projects and permission for initiating construction and continuing operating.

Significant changes to existing operations are also subject to these requirements. Difficulties in obtaining or renewing permits may lead to construction delays, cost increases, and may adversely impact the Company’s production volumes. Social, environmental and health and safety regulations also impose standards, procedures and monitoring controls on activities relating to mineral research, mining, beneficiation, pelletizing activities, railway and marine services, ports, decommissioning, distribution and marketing of the Company’s products. Such regulation may give rise to significant costs and liabilities. Litigation relating to these or other related matters may adversely affect the Company’s financial condition or cause harm to it reputation.

Social, environmental and health and safety regulations in many countries in which Vale operates have become stricter in recent years, and it is possible that more regulation or more stringent enforcement of existing regulations will adversely affect it by imposing restrictions on it activities and products, creating new requirements for the issuance or renewal of environmental licenses and labor authorizations, resulting in licensing and operation delays, raising costs or requiring the Company to engage in expensive reclamation efforts.

In response to the failure of Dam I, additional environmental and health and safety laws and regulations have been approved, and other may be forthcoming, and authorities may impose more stringent conditions in connection with the licensing process of Vale projects and operations. Additionaly, Vale may encounter more stringent requirements for and delays in the receipt of environmental operating license for other tailings dams.

National policies and international regulations regarding climate change may affect a number of the Company’s businesses in various countries. The ratification of the Paris Agreement in 2016 increased international pressure for the establishment of a global carbon price, and on companies to adopt carbon pricing strategies. The pricing of greenhouse gas emissions may impact the Company’s operational costs, mainly through higher price for fossil fuels as mining is an energy intensive industry, and the Company costs of international freight. In particular, consumption of thermal coal, one of the products that the Company sells, is facing pressure from international institutions due to its carbon intensity.

Regulatory initiatives at the national and international levels that affect the Company’s shipping practices could increase Vale’s costs or require it to make new capital expenditures. Regulations, mainly from the European Union and China, may impose additional requirements for Vale products related to the safety of downstream users.

Natural disasters may cause severe damage to the Company’s operations and projects in the countries where it operates and may have a negative impact on its sales to countries affected by such disasters.

Natural disasters, such as wind storms, droughts, floods, earthquakes and tsunamis may adversely affect Vale’s operations and projects in the countries where it operates and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. The physical impact of climate change on the business remains uncertain, but Vale is likely to experience changes in rainfall patterns, increased temperatures, water shortages, rising sea levels, increased storm frequency and intensity as a result of climate change, which may adversely affect the Company operations. On some occasions in recent years, the Company has determined that force majeure events have occurred due to the effect of severe weather on it mining and logistics activities.

4.2 - Description of the main market risks

Political, social and economic instability in Brazil could adversely impact the Company’s business and the market price of its securities.

The Brazilian federal government’s economic policies may have important effects on Brazilian companies, including Vale, and on market conditions and prices of securities of Brazilian companies. The Company financial condition and results of operations may be adversely affected by the following factors and the Brazilian federal government’s response to these factors:

•             exchange rate movements and volatility;

•             inflation and high interest rates;

•             financing of the current account deficit;

•             liquidity of domestic capital and lending markets;

•             tax policy;

•             pension, tax and other reforms;

•             political instability resulting from allegations of corruption involving political parties, elected officials or other public officials; and

•             other political, diplomatic, social and economic developments in or affecting Brazil.

Historically, the country’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration, downgrading of credit ratings of the Brazilian government and Brazilian issuers, and heightened volatility in the securities issued abroad by Brazilian companies. Political instability may aggravate economic uncertainties in Brazil and increase volatility of securities of Brazilian issuers.

Brazil held presidential and federal and state legislative elections in October 2018. The Company cannot predict whether the new administration will result in changes in Brazilian governmental and economic policies or in the Brazilian mining industry.

In the last years, Brazil faced an economic recession, adverse fiscal developments and political instability. Brazilian GDP grew by 1.1% in 2018 and 1.1% in 2017 but declined by 3.6% in 2016. Unemployment rate was 12.3% in 2018, 12.7% in 2017 and 11.5% in 2016. Inflation, as reported by the consumer price index (IPCA), was 3.75% in 2018, 2.95% in 2017 and 6.29% in 2016. The Brazilian Central Bank’s base interest rate (SELIC) was 3.5% on December 31, 2018, 7.00% on December 31, 2017 and 13.75% on December 31, 2016. Future economic, social and political developments in Brazil may impair the Company’s business, financial condition or results of operations, or cause the market value of its securities to decline.

Significant Market Risks

Considering the nature of the Company business and operations, the main market risk factors to which it is exposed are:

•             product prices and inputs;

•             exchange and interest rates.

Product and input price risk

The Company is exposed to market risks related to the volatility of the prices of its production and product inputs, as mentioned below:

The prices for the Company’s products are subject to volatility, which may adversely affect it business.

Global prices for metals are subject to significant fluctuations and are affected by many factors, including actual and expected global macroeconomic and political conditions, regional and sectorial factors, levels of supply and demand, the availability and cost of substitutes, inventory levels, technological developments, regulatory and international trade matters, investments by commodity funds and others and actions of participants in the commodity markets. Sustained low market prices for the products the Company sells may result in the suspension of certain of its projects and operations, decrease in its mineral reserves, impairment of assets, and may adversely affect the cash flows, financial position and results of operations.

Demand for iron ore, coal and nickel products depends on global demand for steel. Iron ore and iron ore pellets, which together accounted for 73.8% of the Company’s 2018 net operating revenues, are used to produce carbon steel. Nickel, which accounted for 8.8% of the Company 2018 net operating revenues, is used mainly to produce stainless and alloy steels. The prices of different steels and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for the Company products. In addition, vertical backward integration of the steel and stainless steel industries and the use of scrap could reduce the global seaborne trade of iron ore and primary nickel. The demand for copper is affected by the demand for copper wire, and a sustained decline in the construction industry could have a negative impact on the Company copper business.

The Company is mostly affected by movements in iron ore prices. For example, a price reduction of US$1 per dry metric ton unit (“dmt”) in the average iron ore price would have reduced operating income for the year ended December 31, 2018 by approximately US$340 million. Average iron ore prices significantly changed in the last five years, from US$97.0 per dmt in 2014, US$55.5 per dmt in 2015, US$58.5 per dmt in 2016, US$71.3 per dmt in 2017 and US$69.5 per dmt in 2018, according to the average Platts IODEX (62% Fe CFR China). On March 29, 2019, the year to date average Platts IODEX iron ore price was US$87.05 per dmt.

For more information on average prices for the products sold by the Company, see item 10.2 of this Reference Form.

For information on risks related to inputs, see the Risk Factors described in item 4.1 (b) above: “Higher energy costs or energy shortages would adversely affect the Company’s business.”

Foreign exchange rate risks

The Company’s cash flow is subject to the volatility of several currencies, sine the prices of its products are predominantly indexed to the US dollar and the interest rate on loans and financing, as a significant part of the costs, expenses and investments are indexed in other currencies, mainly currencies and Canadian dollars, as emphasized in the risk mentioned below.

The Company also has debt instruments denominated in currencies other than the US dollar, mainly in Brazilian reais and euros. The Company uses swaps and forward transactions to convert to US dollars a portion of the cash outflows of these debt securities.

Changes in exchange rates for the currencies in which the Company conducts operations could adversely affect the financial condition and results of operations.

A substantial portion of the Company’s revenues, trade receivables and debt is denominated in U.S. dollars, and given that its funcional currency is the Brazilian real, changes in exchange rates may result in (i) losses or gains on the Company net U.S. dollar denominated indebtedness and accounts receivable and (ii) fair value losses or gains on currency derivatives the Company uses to stabilize the cash flow in U.S. dollars. In 2018, Vale had net foreign exchange losses of US$2.247 million, while Vale had net foreign exchange losses of US$463 million in 2017 and net foreign exchange gains of US$3.252 billion in 2016. In addition, changing values of the Brazilian real, the Canadian dollar, the Euro, the Indonesian rupiah, the Chinese yuan and other currencies against the U.S. dollar affects the Company’s results since most of the Company’s costs of goods sold is denominated in currencies other than the U.S. dollar, principally the real (50.9% in 2018) and the Canadian dollar (5.4% in 2018), while the Company revenues are mostly U.S. dollar denominated. We expect currency fluctuations to continue to affect the Company’s financial income, expense and cash flow generation.

Significant volatility in currency prices may also result in disruption of foreign exchange markets, which could limit the Company’s ability to transfer or to convert certain currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on indebtedness. The central banks and governments of the countries in which we operate may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions

Interest Rate Risk

The Company is also exposed to interest rates on loans and financings. Debts with fluctuating interest rates in US Dollars consist mainly of loans, including export prepayment operations and loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). Floating debts denominated in Reais are indexed mainly to the Interbank Deposit Certificate (CDI), Long Term Interest Rate (TJLP) and the National Consumer Price Index (IPCA), and part of these debts are converted to fixed interest rates in US Dollars through swap operations.

On December 31, 2018, 69.2% of the Company’s debt was denominated in US Dollars (US$), corresponding to R$41,363,973,019.61, of which R$33,016,339,244.41 at fixed interest and R$8,347,633,775.20 linked to Libor. Other 22.5% of the debt was denominated in Reais (R$), corresponding to R$13,484,832,953.46, of which R$7,109,625,648.12 related to the DI Rate, R$5,802,572,265.27 linked to TJLP and R$572,635,040.07 at fixed interest and others. The remaining 8.3% of debt, corresponding to R$4,952,956,912.12 at fixed interest rates, was denominated predominantly in Euros (€).

4.3 - Relevant non-secret legal, administrative or arbitration proceedings

Item 4.3 comprises proceedings considered relevant to the Company’s and/or its subsidiaries’ businesses as of December 31, 2018. For the relevant proceedings instituted, as applicable, after December 31, 2018, see item 4.7 of this Reference Form.

As of December 31, 2018 the Company was not party to any non-secret arbitration.

(i)            Labor

As of December 31, 2018 the Company and its controlled companies were parties to 17,347 legal proceedings of labor nature involving the total amount of R$20.9 billion for which there are R$1.7 billion of provisions by reason of the risks involved. The labor lawsuits brought against the Company relate to matters such as overtime, commuting hours, premium for unhealthy and hazardous work, outsourcing, among others.

The tables below present an individual description of labor proceedings considered relevant to the Company’s and/or its subsidiaries’ businesses as of December 31, 2018:

1) Case n. 01266-2006-012

Court	6th Panel of the Superior Labor Court (TST)

Instance	3rd court

Date of filing	Nov 27, 2006

Parties	Labor Prosecution Office of Minas Gerais (“MPT-MG”) (plaintiff) and Vale (defendant)

Amounts, goods or rights involved	R$16,716,554.43

Main facts

MPT-MG filed on November 27, 2006, a public civil action aimed at preventing the outsourcing of services of (i) operation of machinery and equipment for mining, such as loader, excavator and drill; (ii) monitoring and reading of instruments in waste dams and sterile piles; and (iii) preparation and performance of a fire plan (detonation).

On August 20, 2009, a judgment was rendered (partially granted) ordering Vale to refrain from outsourcing the aforementioned services and, therefore, to conduct such activities through its own employees. The court understood that such services would be the Company’s end activities and thus could not be outsourced.

On February 22, 2010, the Regional Labor Court of the 3rd Region (“TRT3”) dismissed the appeal filed by Vale and partially granted the MPT-MG appeal, in order to grant the interlocutory relief for immediate enforcement of the judgment.

On May 18, 2010, Vale filed an appeal to the Superior Labor Court (“TST”), sustaining the violation to art. 129, III, of the Federal Constitution and to art. 83 of Complementary Law No. 75/93, as well as jurisprudential divergence regarding the lack of collective interest to authorize the filing of the civil action by the MPT-MG, which would imply its illegitimacy to propose the action, and, consequently, the extinction of the proceedings without judgment of merit (art. 267, I and VI and art. 295, V, of the Code of Civil Procedure). Vale also claimed breach of article 5, paragraphs XXII, LIV and LV, of the Federal

Constitution, and article 899 of the Consolidation of Labor Laws (CLT), due to the unreasonable judicial mortgage determined by TRT3 without there being an execution procedure. Finally, Vale claimed breach of items II and XIII of article 5, and sole paragraph of article 170, both of the Federal Constitution, for disrespect to the right to free exercise of the job or legal profession, since the legal qualifications are met, since the activities performed by the service providers are specialized and can be legitimately contracted.

On May 21, 2010, in the action for a provisional remedy filed by Vale, TST granted an injunction request to suspend the interlocutory relief that determined the immediate enforcement of the judgment.

On July 19, 2010, Vale filed an interlocutory appeal with TST due to the denial of the Review Appeal by TRT3.

On March 18, 2015, the Interlocutory Appeal was filed by Vale, determining the consideration of Vale’s Review Appeal.

On April 8, 2015, the Review Appeal was found partially favorable to Vale by annulling the decision of the Motion for Clarification issued by TRT3.

Despite the above decision, MPT-MG understands there is a fine for alleged noncompliance with the decision, and, as a precaution, Vale calculated the amounts sought by the Prosecution Office (approximately R$7.6 million) which would be added to the original requests of the case and classified with chance of remote loss. Due to the aforementioned questioning by MPT-MG, the amount involved in the case was reassessed in order to consider the new MPT-MG’s allegations regarding noncompliance with the court decision. Accordingly, the amount of the claim was revalued from R$ 856,000 on December 31, 2014 to R$ 12.8 million on December 31, 2015, although Vale does not agree with the determination of noncompliance and the application of the fine.

The documents returned to TRT3, for a new judgment of the Motion for Clarification. Upon delay of the Motion for Clarification, a new Review Appeal was filed and, in view of its denial, an Interlocutory Appeal was filed, which is pending before the TST and was assigned to the 6th Panel.

In March 2018, Vale filed a petition before the TST requesting that the Court recognize that the action became moot, as Laws 13,429/17 and 13,467/17 authorize the outsourcing of the end activity. Subsequently, in the event of non-acceptance of this request, the Rapporteur of the appeal was requested to limit the adverse judgment until November 2017, when the mentioned law came into force.

Chances of loss	1.83% of the total updated order was classified as Likely Loss, the remaining amount being classified as Remote Loss.

Analysis of the impact in case of loss/Reasons for the relevance of the case to the Company

In case the court holds the unfavorable decision, Vale will be obliged, in the region of Minas Gerais, to refrain from outsourcing the aforementioned services, and conduct such activities, therefore, through its own employees; and to cause the termination of outsourcing agreements that have such services as purpose. However, with the adoption of labor reform and consequent legal permission to outsource end activities, there is the possibility of the recognition of mootness of the action or, also, limitation of the adverse judgment until adoption of the new legislation.

Notes	Not applicable.

2) Case n. 0292800-44.2009.5.08.0117

Court	2nd Labor Court of Marabá - PA

Instance	Trial Court

Date of filing	Dec 10, 2009

Parties	Vale S.A. (defendant) and Labor Prosecution Office of Pará (“MPT — PA”) (plaintiff)

Amounts, goods or rights involved	R$1,135,194,536.42

Main facts

In 2009, after a fatal accident with the Company’s employee, MPT-PA filed a Public Civil Action petitioning for occupational safety and health measures, and in the end requested that the company be ordered to pay the amount of R$1 million, as collective mental distress damages, in addition to a fine of R$50,000 per unfulfilled obligation. Subsequently, the MPT-PA amended the statement of claims to require that the mental distress damages be increased to R$10 million.

On June 11, 2015 a judgment was issued by the court of Marabá who ordered the Company to pay collective mental distress damages in the amount of R$44.1 million, that is, in a much higher amount than required by MPT-PA. It also condemned Vale, extra petita (not required in the request made by MPT-PA), to pay R$326.3 million for social dumping, as well as to pay retroactive default interest in the amount of R$310.2 million and a fine of R$7.7 million per fine for malicious prosecution and court costs of R$15.8 million, so that the amount of the adverse judgment totaled R$804.1 million.

On June 16, 2015, an injunction was issued on the Writ of Mandamus filed by Vale before the Regional Labor Court (“TRT”), ordering the reduction of the court costs to R$200,000 so as to assure the right of the Company to file an appeal against the judgment of the Marabá court.

On October 20, 2015, after Vale’s Ordinary Appeal, a judgment was issued by the Second TRT of the Eighth Region, largely favorable to Vale, determining reversal of the decision issued by the court of Marabá, to reduce the amount of collective mental distress damages to R$1 million and exclude from the adverse judgment the social dumping indemnity and the fine for malicious prosecution granted by the court of Marabá.

Upon this second instance decision the total award was reduced from R$804 million to R$1.1 million.

On October 26, 2015, Vale filed a Motion for Clarification seeking to suppress omission and contradiction of the judgment, due to the lack of challenge to the amount in controversy. Vale reiterated the preliminary argument of defect of the amendment to the complaint claiming that plaintiff could not have increased the amount in controversy more than 10 times without any justification and grounds. However, in August 2016, the Motion for Clarification was denied.

On September 27, 2016, the MPT filed a Review Appeal, which was granted and consequently, contradicted by the Company. The Review Appeal was submitted to the Superior Labor Court (“TST”) on March 16, 2017 and is pending judgment.

Chances of loss

Possible loss, since, after a second instance judgment, all the items recognized in sentence were removed and only the collective moral damage, in the amount of R$1,411,700.14 (updated conviction amount), was maintained. In addition, the prognosis attributed is due to the possibility of reforming the case before the TST, once the appeal filed by the MPT-PA was admitted. The difference in the amount involved against the amount of the award is considered to be a remote loss.

The amounts of other motions attributed by the Court of the 1st Instance, additionally to the Plaintiff’s motion have a prognosis of remote loss.

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	The Company considers the process to be relevant because of the subject matter discussed in the suit, which is linked to health and safety standards.

Notes	Not applicable.

3) Notices of Violation 20.588.905-1 and 20.589.903-0

Administrative Level	Ministry of Labor and Employment (“MTE”)

Instance	2nd Administrative Instance

Date of filing	Feb 12, 2015

Parties	MTE and Vale

Amounts, goods or rights involved	R$518,247.16 (being R$517,543.54 relating to notice 20.588.905-1 and R$703.62 relating to notice 20.589.903-0)

Main facts

In February 2015, the Ministry of Labor and Employment (MTE) supervised the activities of company Ouro Verde Locação e Serviços S.A. (“Ouro Verde”), which provided services to Vale for the transportation of finished products between Pico Mine (Itabirito-MG) and the railway terminals in Fábrica Mine (Congonhas-MG).

Said inspection resulted in notices of violation issued by the MTE, related to alleged (i) inadequate hygiene conditions; (ii) violation of safety standards; (iii) excessive working hours; (iv) outsourcing of finished products considered as end activity not subject to outsourcing; and (v) due to all of the aforementioned violations, the MTE filed a notice of violation for practices similar to slave labor.

Although all the practices subject to the notices of violation refer to Ouro Verde, as the outsourcing was considered illegal, all the notices were drawn against Vale.

Vale filed administrative defense before the MTE claiming: (i) that the transportation of products may be outsourced; (ii) that there is no direct employment relationship between Vale and the employees of Ouro Verde; (iii) that there was a misunderstanding of the classification of alleged irregularities as “practice similar to slave labor”. The administrative defenses were not granted and Vale appealed to the second administrative instance. In April 2016, decisions were issued denying Vale’s appeals.

Once the administrative level had been exhausted, Vale filed an Action for Provisional Remedy (case n. 0010627-83.2016.5.03.0005) in which it obtained an injunction in favor of Vale to suspend the enforceability of the fine. The main action, an Annulment Action of Notices of Violation was assigned to the same judge presiding over a connected lawsuit on May 27, 2016.

As a result of the notices of violation issued by the MTE, the Prosecution Office (“MPT”) commenced Public Civil Inquiry No. 3212.2014.03.000/9-12 to investigate the alleged practice similar to slave labor in the services provided by Ouro Verde, upon Vale having signed with MPT Consent Decree no. 118/2015 (“TAC”), by means of which preventive and corrective measures were agreed to guarantee the labor rights of the employees of the companies that provide services. The commitments undertaken have been properly implemented. For information on said TAC, see item 4.7 of this Reference Form.

By adopting a broad interpretation of the law, the Ministry of Labor concluded that the employees had been working under conditions similar to slavery. Upon becoming aware of the findings, the Company promptly remedied the issues and, subsequently, terminated the contract with the transportation company.

However, the Ministry of Labor filed an administrative proceeding against the Company. Vale presented its defense, which was rejected, the subsistence of the records being maintained. Against this decision, an administrative appeal was filed, which was not accepted, and the administrative proceeding was terminated.

In June 2016, Vale commenced a legal proceeding requesting the annulment of administrative notices of violation and that the Ministry of Labor refrain from classifying it as a company involved in practices similar to slavery. For information on such lawsuits, see items 4 and 5 below.

On April 30, 2018, the judgments regarding the annulment actions mentioned in items 4 and 5 below were rendered, through which revoked, among other things, interlocutory relief that prevented the registration of the fines as overdue tax liability.

Chances of loss	Likely

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	Low economic value, but relevant due to the impact to image.

Notes	Not applicable.

4) Case n.0010784-59.2016.5.03.0004

Court	5th Labor Court of Belo Horizonte/MG

Instance	Trial Court

Date of filing	May 27, 2016

Parties	Vale S.A. (Plaintiff) Federal Government (Defendant)

Amounts, goods or rights involved	R$7,561.33

Main facts

The purpose of this suit is the annulment of tax assessment No. 20.588.905-1, drawn up against Vale by the Ministry of Labor, and based on the understanding of the supervisory authority, that the transportation of ore in the section of Pico/Fábrica road would not be subject to outsourcing, which is why the contracting between the Company and employees of Ouro Verde Locação e Serviços S.A. (“Ouro Verde”) would have been illegal.

On May 10, 2016, early protection was granted in favor of Vale by determining, through a Preliminary Injunction distributed on April 29, 2016, that the Ministry of Labor refrain from promoting the registration of the Tax Assessment Notice in active debt as well as executing it, “before the final decision on the annulment suit that will be filed by the plaintiff” (Vale).

On May 2, 2018, a judgment was issued dismissing the annulment action and repealing the injunction previously granted. Motion for Clarification was filed by Vale on May 9, 2018, to remedy omissions and contradictions, among which the pertinent point to revocation of the guardianship.

The opposing Motion for Clarification have been accepted in part. Subsequently, Vale filed an Ordinary Appeal, and it was provided in December 2018 to render ineffective the tax assessment notice No. 20.588.905-1, considering the legal outsourcing.

At the date of this Reference Form, Vale awaits the judgment of the appeal filed by the Federal Government, forwarded to the TST.

Chances of loss	Remote. Due to the appeal provided, Vale changed the chance of loss of this proceeding from “probable” to “remote.”

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

The maintenance of the understanding of illegality, in principle, would compel the Company to prioritize the transportation of ore, even in the case of a finished product, in the Pico/Fábrica area. The adverse judgment in said lawsuit may cause financial and reputational losses to the Company.

Notes	The subject matter of said lawsuit has correlation with lawsuit 5 below. Thus, see also the description and impacts of lawsuit 5 described below.

5) Case n. 0010787-11.2016.5.03.0005

Court	5th Labor Court of Belo Horizonte/MG

Instance	Trial Court

Date of filing	May 27, 2016

Parties	Vale S.A. (Plaintiff) Federal Government (Defendant)

Amounts, goods or rights involved	R$943.76

Main facts

The purpose of this action is the annulment of notice of violation no. 20.589.903-0 drawn up against Vale by the Ministry of Labor based on the understanding of the supervisory authority that employees of Ouro Verde Locação e Serviços S.A. (“Ouro Verde”) worked under conditions similar to slavery, subject to exhaustive working hours and degrading working conditions. Due to the understanding maintained by the auditors of the Ministry of Labor, regarding the unlawfulness of the outsourcing between the Company and Ouro Verde, the tax assessment notice related to work analogous to slavery was drafted in the face of Vale.

On May 10, 2016, provisional protection was granted, through a Preliminary Injunction distributed on April 29, 2016, in favor of Vale, determining that the Ministry of Labor refrain from promoting the registration of the Tax Assessment Notice in active debt, as well as before the final decision on the annulment suit filed by the plaintiff (Vale).

On October 2, 2018, the sentence dismissing the suit was published. On May 9, 2018, there was opposing motion for clarification, and it was decided, on May 21, 2018, that the revocation of the prepaid guardianship will only take effect after the decision has been res judicata, which has not yet occurred in view of the fact that the deed is in the appeal phase.

Vale filed an Ordinary Appeal on June 6, 2018. In February 2019, despite the fact that the employment relationship between Vale and the employees of Ouro Verde Locações e Serviços S.A. was withdrawn, this fact was once again challenged, which had given rise to Vale’s assessment of the degrading conditions of work, the 4th Panel of the Regional Labor Court of MG, through a non-unanimous decision, maintained the violation notice, denying the Ordinary Appeal.

Vale filed Motions for Clarification. Pending trial.

Chances of loss	Likely

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

The eventual loss of said proceeding and that described in item 4 above may cause significant financial and reputational losses to the Company, especially as it could cause Vale to be included in the list of slave employers maintained by the Ministry of Labor.

Notes	Not applicable.

6) Case No. 0001698-92.2014.5.03.0179

Court	41st Labor Court of Belo Horizonte/MG

Instance	Higher Instance

Date of filing	May 29, 2014

Parties	Belo Horizonte Railroad Companies Workers Union (Sindicato dos Trabalhadores em Empresas Ferroviarias de Belo Horizonte) — STEFBH (Plaintiff) Vale S.A. (Defendant)

Amounts, goods or rights involved	Amount in controversy attributed by Sindicato (Union) was R$40,000.00. The updated amount in controversy (as of December 31, 2018), to the knowledge of the Company, was R$22,420,419.41.

Main facts

By means of the aforementioned labor claim, the Union indented the following requests to be granted:

(i) individual mental distress damages;

(ii) collective mental distress damages;

(iii) 01 extra daily hour with 50% overtime premium or higher conventional rate for not granting the full intra-day interval;

(iv) payment of overtime premium for the whole period available as hours of commuting, standby and readiness;

(v) union fees;

(vi) mandatory injunction for abstaining from adopting a mono conduction system and to adopt a dual conduction system, to provide appropriate sanitary conditions, to adopt mono conduction with permission to use toilets during journeys or stops, to open stations in the travel sections so that they can be used for meal and satisfaction of physiological needs, all under penalty of fine to be determined by the court;

(vii) interlocutory relief for fulfillment of the obligations to do;

(viii) union fees.

On June 9, 2014, Vale presented its defense initially addressing the Union’s lack of standing to sue, and exclusion of the non-associate substitutes. It argued that the action is barred by the statute of limitations and on the merits it fully challenged all the pleas.

The hearing was scheduled for November 26, 2014. At the hearing the testimony of Vale’s representative and the testimony of the plaintiff’s witness was gathered. The trial date was set for December 5, 2014.

In the disposition, the court dismissed the case in relation to those substituted in case records 0001784-59.2012.5.03.0106 due to the lis alibi pendens of the requests, it rejected the preliminary arguments, declared the prescription of the intentions prior to December 09, 2008 and ordered Vale to pay the following portions:

(i) interval between shifts and its reflexes;

(ii) handover time and its reflexes;

(iii) Union fees to the amount of 15% of the net value calculated in settlement of the case;

It arbitrated the judgment of R$30,000.00 with costs by Vale in the amount of R$600.00.

Vale filed an Ordinary Appeal asking for a review of the decision so that the lack of standing to sue with the union as plaintiff might be recognized and on the merits that the interval between shifts, handover time and union fees might be separated from the judgment.

The Union, as plaintiff, prepared an Ordinary Appeal asking for a revision of the judgment to determine that the defendant operate the locomotives with two drivers; ordering the defendant to pay individual and collective non-pecuniary damages; payment of the deferred portions with the inclusion of the portions yet to be paid.

In the TRT3 the relevance and public interest of the matters contained in the records was recognized and their submission to the Labor Prosecution Office, which manifested itself in favor of partial granting of the Ordinary Appeal filed by the Union, as plaintiff, to order the defendant to adopt the two driver system and compensation for individual and collective non-pecuniary damages.

The judgment rejected the preliminary arguments and on the merits partially granted the Ordinary Appeal filed by Vale to separate the order to pay handover time and its reflexes.

However, the referred to judgment partially granted the Ordinary Appeal filed by the Union, as plaintiff, to add to the judgment:

(i)             on one side, to abstain from adopting a single-driver system and to adopt the two-driver system of the locomotives as from the final decision under a penalty of a daily fine of R$2,000.00 for each adversely affected worker found in an irregular situation at each monthly observation of non-compliance;

(ii)          compensation for individual non-pecuniary damages to the amount of R$10,000.00 for each one substituted;

(iii)       compensation for collective non-pecuniary damages to the amount of R$500,000.00 reverted to the Workers’ Support Fund (FAT — Fundo de Amparo ao Trabalhador);

(iv)      add the portions payable of the obligations of payment of interval overtime, while the situations remain that gave raise to them;

(v)         collection of FGTS, specifying that they should consider as a basis for calculation, the interval overtime already increased by the granted reflexes;

It raised the value of the judgment from R$30,000.00 to R$550,000.00 with consequent procedural costs in the amount of R$11,000.00.

The Union, as plaintiff, filed an Appeal for Review to change the judgment with regard to the rejection of the hours of readiness and standby.

Vale filed an Appeal for Review for a change of the judgment for recognition of the lack of standing to sue of the plaintiff Union, nullity of the judgment for lack of jurisdiction, in the measure that it did not examine the thesis addressed in the Ordinary Appeal, as well as the absence of exhaustive or analytical grounds of the judgment, a decision above and beyond the request; and on the merits a review with regard to the granting of interval overtime, an obligation to do or not do relating to the adoption of a two-driver system; compensation for individual and collective non-pecuniary damages and reduction of the compensatory amount and application of a fine for bad-faith litigation.

The Regional Court of the 3rd Region received the Appeal for Review prepared by the Union, as plaintiff, and denied continuation of the Appeal for Review issued by Vale.

The interlocutory appeal filed by Vale was rejected by the TST. The company filed an extraordinary appeal to the Federal Supreme Court. Awaiting judgement of the appeal on the date of this Reference Form.

Process in phase of Provisory Execution.

Chances of loss	Likely (34%) and Remote (66%)

Analysis of the impact in case of loss/Reasons for the relevance of the case to the Company

The relevance of the case comes about because if the decision of the Regional Court is maintained, Vale, in the territorial area of the STEFBH, will have to implement the two-driver scheme. In other words, the Engine Drivers should be accompanied by another employee when travelling.

The loss of the referred to case could cause significant financial losses to the Company.

Notes	Not applicable.

(ii) Taxes

The tables below present an individual description of tax proceedings considered relevant to the Company’s and/or its subsidiaries’ businesses as of December 31, 2018.

As a consequence of the classification of proceedings as likely loss, the Company has constituted, over the years, a provision that added up to, on December 31, 2018, the amount of R$2,324 million referring to the Company’s and its subsidiaries tax proceedings, which liability remains under the responsibility of the Company.

In addition, a provision in the amount of R$356 million was recorded from foreign subsidiaries.

1) Action for Relief from Judgment no. 2006. 02.01001869-2

Court	Supreme Federal Court

Instance	Higher Instance

Date of filing	02/20/2006

Parties	Federal Government (plaintiff) and Vale (defendant)

Amounts, goods or rights involved	Until December 31, 2018, R$7.7 billion in CSLL were deducted from the calculation base of the IRPJ.

Main facts

In 2004, a judgement by the Higher Court of Justice (“STJ”) became unappealable in favor of Vale, which granted it the right to deduct the amounts that it pays by way of Social Security Contributions over Net Profit (“CSLL”) from Corporate Income Tax (“IRPJ”).

In 2006, the Federal Government filed an Action for Relief from Judgment aiming at reviewing the final decision of 2004. The action was rejected by the Federal Court of Rio de Janeiro and by the Federal Court of Appeals (“TRF”) of the 2nd Region.

In 2008, the Federal Government filed motions for clarification in face of the TRF’s decision, which were deprived.

In 2009, the Federal Government appealed to the STJ and the Federal Supreme Court (“STF”).

In 2012, the Special Appeal was denied, a decision that was subject to internal interlocutory appeal. This, in turn, was granted, which lead to the presentation of an internal interlocutory appeal by Vale in 2014.

In 2016, Vale’s internal interlocutory appeal was rejected and the STJ ordered that the case be referred to the TRF for a new judgment of the motions for clarification by the Federal Government in 2008.

In 2017, Vale presented its counter-arguments to the motions and, as of the date of this Reference Form, awaits the new judgement by the TRF.

Chances of loss	Possible

Analysis of the impact in case of loss/Reasons for the relevance of the case to the Company	In the event of an Action for Relief from Judgment determining the annulment of the 2004 judgment, the Company can no longer deduct the CSLL from taxable income.

Notes	Not applicable.

2) Writ of Mandamus No. 2011.51.01.011763-1

Court	17th Court of the Judicial District of Rio de Janeiro

Instance	Supreme Federal Court

Date of filing	08/05/2011

Parties	Delegate of the Federal Revenue Service of the State of Rio de Janeiro (defendant) and Vale S.A. (successor of Valepar S.A. by merger, plaintiff).

Amounts, goods or rights involved	Total legal deposits: R$2.39 billion (December 31, 2018) and R$ 533 million referring to the adhesion to Refis.

Main facts

In 2011, Valepar filed a Writ of Mandamus with the purpose of guaranteeing its right not to include the amounts received as interest on the stockholder’s equity (“JCP”) in the calculation base of PIS and COFINS from 2004 onwards. It argued, in summary, the inequality of the treatment given to taxpayers according to the tax regime and / or domicile of the partner. The PIS and COFINS amounts on the JCP were deposited at each distribution.

The decision of first instance extinguished the lawsuit without judgment of merit, in view of alleged lis alibi pendens with another Writ of Mandamus previously filed by the Company.

In 2012, the Appeal was filed by Valepar and dismissed as unfounded.

In 2013, the Special and Extraordinary Appeals were presented by the Company.

The company adhered to REFIS, instituted by Law no. 12.865/2013, and partially withdrew from the legal discussion regarding the events that led to the generating events of Oct/2004, Apr/2005, Oct/2005, Apr/2006, Oct/2006, Apr/2007, Oct/2007, Apr/2008 and Oct/2008.

In 2014, decisions were passed that approved the partial withdrawal. The Special and Extraordinary Appeals were inadmissible, and Interlocutory Appeals were filed against the denial decisions.

In the judgment of the REsp no. 1200492/RS the thesis that interest on the stockholder’s equity can not be equated to dividends and, therefore, make up the calculation base of contributions to PIS/PASEP and COFINS prevailed. They defined that Laws No. 10.637/2002 and 10.833/2003 establish as the basis for calculation of PIS/COFINS the total income earned by the legal entity, regardless of its accounting classification.

In 2016, Valepar’s Special Appeal was judged favorably in order to dismiss the lis alibi pendens, annulling the judgment and determining the return of the records to the origin to analyze the merits.

In 2017, an unfavorable judgment was pronounced, with the determination of conversion of all the deposits made into income, conditioned to the lawsuit becoming unappealable. Motion for clarification was filed, and was dismissed.

In 2018, an Appeal was filed, and was judged as unfounded. The Motion for Clarification filed against this decision was rejected.

In 2019, an Extraordinary Appeal was filed, which is pending judgment.

Chances of loss	Likely

Analysis of the impact in case of loss/Reasons for the relevance of the case to the Company	In the event of an unfavorable final decision, the legal deposits will be converted into Federal Government income.

Notes	Not applicable.

(iii) Civil

The tables below present an individual description of the civil cases deemed relevant for the businesses of the Company and/or of its controlled companies, established by December 31, 2018.

1) Case no. 00063023-34.2008.8.19.0001

Court	41st Civil Court of the State Appellate Court of Rio de Janeiro

Instance	Trial Court

Date of filing	03/17/2008

Parties	Vale (plaintiff) and the Landless Workers Movement (“MST”) (defendant)

Amounts, goods or rights involved	Protection of the Company’s assets and guarantee of its operational activities.

Main facts

Vale filed a lawsuit with the purpose of ceasing violent acts of violation or incitement that would cause the halting of the Company’s operational activities by the MST. The request for interlocutory relief was granted so as to determine that the MST refrain from such acts. The MST failed to comply with said judicial order, reason for which Vale requested an increase to the fine established in case of non-compliance, which was granted by the court.

In 2012, the parties initiated efforts towards a possible settlement for the resolution of this case. On July 6, 2015, an order was published determining that the parties should state whether they were in fact interested in entering into an agreement, it being no longer possible for the parties to request the suspension of the case. Production of evidence phase started. By reason of the recent non-compliance with the judicial order that granted the interlocutory relief on the case, Vale requested a new application and increase to the fine previously established.

On September 30, 2016, the case left the sentencing group because the judge found that part of the order had not been complied with. Following that, the judge ordered the plaintiff to request the collection of costs for the expedition of the rogatory letters intended to collect the testimony of the witnesses he wrote, a decision published on October 19, 2016.

On October 26, 2016, Vale filed the petition declining from the testimonial evidence due to the long time elapsed since the filing of the lawsuit, requesting the confirmation of the preliminary injunction granted in 2008 and the granting of the claim of the initial pleading, as well as the increase to the fine for failure to comply with the interlocutory relief, in view of the new non-compliances reported in the record.

On February 15, 2018, a judgment was entered in the record and, thus, Vale’s claim was granted to determine that the defendants abstain from inciting and promoting the practice of violent acts against the facilities of the plaintiff, as well as acts that might cause the interruption of the plaintiff company’s activities, within 72 hours counting from the disclosure of the judgment, under penalty of a fine of R$100,000.00 per act practiced in disagreement with this precept. The judgment also confirmed the order, making it definite, observing the increase to the applied fine. The defendants were also ordered to pay the procedural costs and attorney’s fees in favor of the plaintiff’s lawyer, which were set at 10% of the amount in dispute.

On April 20, 2018, the notary office certified that the decision was made final and unappealable.

In mid-2018, the execution of the judgment was begun to receive fines, costs and sucumbencial fees, and, on February 26, 2019, the issuance of a rogatory letter for subpoena and summons of the enforced parties was deferred, not having been dispatched.

Chances of loss	Remote

Analysis of the impact in case of loss/Reasons for the relevance of the case to the Company

The case was initiated with the purpose of guaranteeing the protection of the Company’s assets and its operational activities. An eventual unfavorable decision might increase the company’s exposure to the incitement acts of the MST.

Notes	Not applicable.

2) Case no. 0015963-69.2006.4.02.5101 (Formerly case no.: 2006.51.01.015963-0)

Court	ORIGIN 30th Federal Court of the Federal Justice of Rio de Janeiro, and is currently in the STF.

Instance	Superior

Date of filing	08/18/2006

Parties	Rede Ferroviária Federal S.A., succeeded by the Federal Government (plaintiff) and Vale (defendant)

Amounts, goods or rights involved	Approximately R$4,838,527,319.41 (as of December 31, 2018).

Main facts

In 1994, prior to its privatization, Vale entered into a contract with Rede Ferroviária Federal SA (“RFFSA”), which, in brief, aimed to expand and improve the rail network in Minas Gerais, being that, in Belo Horizonte, the target would be the existing railway section through the project entitled “Transposition of Belo Horizonte”. Subsequently, the parties entered into an addendum with a view to replacing certain parts of the works.

In 2006, the plaintiff filed a lawsuit against the Company claiming to have sustained a series of losses as a result of the implicit breach of contract No. 14/90 in view of the stoppage of the works agreed. Thus, the Federal Government, successor to RFFSA, filed a Common Lawsuit against Vale to declare that Vale was directly responsible for the non-execution of the works provided for in the Agreement and its 1st Amendment and, consequently, that the Defendant be ordered to pay any claims for damages, in addition to the amount of R$1 billion related to the credits it claims to be entitled to, and also to the payment of material damages and the loss of profits to be determined at the end of the lawsuit.

In the course of the proceedings, before the lawsuit was adjudicated at first instance, the parties entered into an agreement through which they adjusted works for new railway segments (replacing those initially agreed upon), as well as, in case of possible conviction of Vale in this action, the costs incurred with the works would be written-off from the amount to be paid in favor of the Federal Government. This agreement was legally ratified.

On June 25, 2012, a judgment was rendered that dismissed as unfounded the claims formulated by the Federal Government. The Federal Government appealed the judgment and, on February 24, 2016, the Federal Regional Court did not grant the appeal, thus confirming the terms of the decision of the first degree judge.

Subsequently, against the outcome of the judgment of the Federal Regional Court (TRF2), both parties filed foreclosure notice for further clarification, but both appeals were denied. However, on September 19, 2016, the Government submitted further seizures to remedy a material error in the judgment which was the subject of the embargo.

On February 23, 2017, the second embargoes of the Government were provided to remedy only the material error and in sequence, the Government filed a Special Appeal and Extraordinary Appeal.

After the due legal proceedings, on July 6, 2017, the appeals of the Federal Union were referred to the Vice-Presidency of TRF2 for admissibility examination, and were inadmissible on August 1, 2017.

In view of the inadmissibility of the appeals, the Government submitted, in January 2018, Interlocutory Appeals. On April 24, 2018, a decision was issued determining the referral of the Appeals to the competent High Courts.

On August 7, 2018, the Special Appeal interposed to the Union was assessed under No. 1333087/RJ and distributed to Min. Mauro Campbell Marques, who composes the 2nd Panel of the STJ.

On September 10, 2018, the Special Appeal of the Government was not known, according to the monocratic decision of the Minister Rapporteur, and it became final on November 9, 2018.

Subsequently, on November 22, 2018, the case was referred to the STF with the Appeal against the decision that denied the Extraordinary Appeal of the Federal Government.

On December 4, 2018, the Extraordinary Appeal was distributed in the STF to Min. Edson Fachin, who dismissed it, as published on December 14, 2018.

On March 20, 2019, the final judgment was approved in favor of Vale.

With this, it is expected that the proceeding is lowered to court of origin for the purpose of executing the loss of suit.

Chances of loss	Remote

Analysis of the impact in case of loss/Reasons for the relevance of the case to the Company	The process is relevant because of the values involved.

Notes	Not applicable.

2.a) Lawsuit 0021725-03.2005.4.02.5101 (formerly no. 2005.51.01.021725-0)

Court	ORIGIN 30th Federal Court of the Federal Court of Rio de Janeiro, and currently the case is in the STJ.

Instance	Superior

Date of filing	10/08/2005

Parties	Vale (plaintiff); Rede Ferroviária Federal S.A., succeeded by the federal government (defendant)

Amounts, goods or rights involved	About R$2,118,155,643.67 (as of December 31, 2018).

Main facts

Based on Contract No. 14/90 mentioned in the aforementioned proceeding, in 2015, Vale filed a lawsuit against RFFSA, which was succeeded by the Federal Government, in order to cancel the clauses of the contract that regulated its monetary correction, thus maintaining that the CDI was generating excessive onerousness and imbalance to the contract, besides being considered as inapplicable before the applicable national legislation.

In June 2012, the federal court ruled that Vale’s claim was unfounded, and thus, the Company appealed this decision. On February 24, 2016, the Federal Regional Court 2 (“TRF2”) dismissed the appeal and maintained the sentence of 1st degree.

Against the terms of the judgment of TRF2, Vale filed a Special Appeal on September 1, 2016. When the examination of admissibility of this appeal by the Vice-Presidency of TRF2 was made, it was considered inadmissible on August 1, 2017.

Vale then filed a special appeal on August 31, 2017.

The Reviews of the Special Appeal of Vale was assessed in the STJ under No. 1332953/RJ and subordinated assigned to Min. Mauro Campbell Marques on August 16, 2018.

On September 11, 2018, the monocratic decision was issued, not providing Vale’s review, and thus a new appeal was filed (internal review).

On February 5, 2019, Vale’s Internal Review was judged by the 2nd Panel of STJ, being known, but not provided.

On March 14, 2019, a final judgment was passed in favor of the Federal Government.

A return of the records to the original court is awaited for the purpose of executing the sum of judicial fees by decree.

Chances of loss	Possible.

Analysis of the impact in case of loss/Reasons for the relevance of the case to the Company	The process is relevant because of the values involved.

Notes	Not applicable.

3) Lawsuit 0009362-71.1997.4.02.5001

Court	5th Panel of the Regional Federal Court of the 2nd Region

Instance	2nd instance

Date of filing	11/10/1997

Parties

Public Prosecutors’ Office of Espírito Santo (plaintiff); federal government, Gerdau Açominas S.A., Companhia Siderúrgica de Tubarão, Usinas Siderúrgicas de Minas Gerais S.A., Vale, Odacir Klein, Luis Andre Rico Vicente, Jorge Eduardo Brada Donato, José Armando Figueiredo Campos, Rinaldo Campos Soares, João Jackson Amaral, Claudio José Anchieta de Carvalho Borges, Ivo Costa Serra, and Companhia Docas do Espírito Santo - CODESA (defendants)

Amounts, goods or rights involved	Incalculable — Request to annul the port concession contract for Tubarão Complex’s terminals.

Main facts

This is a public-interest civil action that seeks to annul the authorization by which Vale and some of the other defendants operate Praia Mole Port Terminal in the state of Espírito Santo. In November 2007, 10 years after the case was filed, a sentence was issued, deeming the case to be completely groundless and recognizing the validity of the concession contracts that permit the use of the port terminals located at Praia Mole. On July 3, 2012, the sentence was upheld by the Regional Federal Court of the 2nd Region (TRF2) when judging an appeal filed by the Federal Public Prosecutors’ Office, that unhappy with the decision against it, taken by the TRF2, filed a special appeal with the Superior Court of Appeals (STJ) and an extraordinary appeal with the Supreme Federal Court (STF) on October 23, 2012. Judgment of the special appeal by the Superior Court of Appeals is pending.

Chances of loss	Remote

Analysis of the impact in case of loss/Reasons for the relevance of the case to the Company	Incalculable value. It could also impact Vale’s other operations in the state of Espírito Santo.

Notes	Not applicable.

4) Lawsuit 0024892-89.2011.8.13.0570

Court	1st Civil District Court of Salinas/MG

Instance	Trial Court

Date of filing	09/14/2011

Parties

Minas Gerais State Public Prosecutors’ Office (“MPMG”) (plaintiff); Vale S.A., Instituto de Terras de Minas Gerais (“ITER”), Manoel da Silva Costa Junior, Evandro Carvalho, Mauro Eurípedes Rocha Mendes, Ricardo de Carvalho Rocha, Luciana Rocha Mendes, Orozino Marques de Carvalho, Adelzuith Marques Santos, Altemar Alves Ferreira, and Breno Rodrigues Mendes (defendants).

Amounts, goods or rights involved

Compensation for damages to the state government of Minas Gerais amounting to at least R$200 million, a civil fine of no less than R$600 million, and the ownership of lands acquired by Vale. However, it should be noted that these sums were attributed by the plaintiff, and it is not possible to specify the true amount, and at this date it is inestimable.

Main facts

This is a public-interest civil action filed by the State Public Prosecutors’ Office (MP) against Vale and 10 other defendants. In short, the Public Prosecutors’ Office argues for the existence of an “organized group of people who have acted to illegally appropriate lands belonging to the state government of Minas Gerais.” The Public Prosecutors’ Office requested an injunction to seize the assets of the defendants, except Vale, up to the sum of R$200,000,000.00 to carry out a search and seizure of movable assets, and to remove their banking and tax confidentiality. The injunction was granted by the court and upheld by the Minas Gerais Court of Appeals. In the end, the Public Prosecutors’ Office requested the following: “the suspension of all effects — and consequent annulment — of all titles of legitimate agricultural use issued by ITER involving lands located in the municipalities of Salinas, Santa Cruz de Salinas, Padre Carvalho, Fruta de Leite and Rubelita, in the

period between January 2007 and August 2011”; an order for ITER “to hire a specialized company, at its own expense, to carry out an audit of all the titles of legitimate agricultural use issued by the state government of Minas Gerais in the period between January 2007 and August 2011”; to condemn all the defendants “to the loss of illegally gained goods or sums”; to “provide full compensation for the harm imposed on the state government of Minas Gerais, whose minimum value must be R$200,000,000.00”; to levy a “civil fine of no less than R$600,000,000.00”; to “remove their public functions and positions”; to “suspend their political rights”; and to “prohibit them from entering into contracts with the Public Authorities or receiving benefits from them.”

Vale presented its defense (challenge) on March 15, 2012, but the fact-checking stage has not yet begun. On March 23, 2017, a conflict of jurisdiction was claimed. On May 8, 2017, the Judge raised a “positive conflict of jurisdiction”, which is why the TJMG established the conflict of jurisdiction of No. 0238729-84.2017.8.13.0000, defining the jurisdiction of the Judge of the 1st Civil Court of the County of Salinas to judge the public civil lawsuit.

On October 26, 2018, the Motion for Clarification filed by Vale was not accepted, which refuted the removal of the preliminary indictees, and a review was not filed due to the prohibition of art. 1015 of CPC/15. In any case, the Judge deferred the probation delay and the possibility of defining the object of the investigation to be performed at the time of the Instruction and Judgment Hearing, not causing damages to the Company. On May 3, 2019, the case was closed for dispatch.

Chances of loss	Possible

Analysis of the impact in case of loss/Reasons for the relevance of the case to the Company

Harm to the Company’s image by having its name associated with the practice of fraudulent appropriation of lands in the northern part of the state of Minas Gerais, the cancellation of land acquisitions, and the loss of sums paid by Vale (approximately R$35 million).

Notes	Not applicable.

5) Extraordinary Appeal — 808621

Court	Supreme Federal Court

Instance	Superior

Date of filing	05/15/2014

Parties	Interunion Capitalização S.A. and others (plaintiffs); Companhia Paulista de Ferro Ligas (CPFL) (defendant)

Amounts, goods or rights involved	R$1,591,928,292.39 (as of December 31, 2018)

Main facts

Interunion filed an enforcement procedure against Vale subsidiary CPFL to demand R$248,968,222.18, corresponding to 200 bonds that were the subject of a contract that despite being titled “Purchase and Sale of Bonds,” was in fact a bond lease contract. The defense (motion to stay execution) presented by CPFL was rejected, leading it to file an appeal with the Bahia Court of Appeals. In judging this appeal, the Bahia Court of Appeals upheld the decision to reject the appeal. CPFL then filed a special appeal with the Superior Court of Appeals (STJ). The Superior Court of Appeals accepted CPFL’s special appeal and ordered the annulment of the enforcement process, deeming that Interunion had not adequately demonstrated the calculation of the enforced amount, which is indispensable when requesting such an enforcement process. Interunion then filed a series of appeals against the Superior Court of Appeals’ decision (a motion for clarification, an appeal against a divergent decision, an internal interlocutory appeal, and a new motion for clarification), all of which were rejected in turn. Interunion then filed an extraordinary appeal with the Supreme Federal Court. When examining this appeal’s admissibility, the Superior Court of Appeals deemed that the appeal was groundless and did not allow it to progress to the Supreme Federal Court for analysis of the case’s merits, in line with the ruling published on March 10, 2014. Interunion filed an appeal against this decision of inadmissibility, and on April 22, 2014 it was submitted to the Supreme Federal Court. The Office of the Prosecutor General then issued an opinion, ruling that the extraordinary appeal should not be allowed to proceed.

After this opinion was issued by the Office of the Prosecutor General, a single-judge decision was handed down, rejecting the extraordinary appeal, published on August 30, 2016. On September 5, 2016, Interunion filed an internal interlocutory appeal against the single-judge decision. On September 13, 2016, permission was granted for the defendant to present its counterarguments. The appeal was judged on October 4, 2016. On the same date, in a subsequent act, the records were concluded with the Minister Rapporteur and are pending judgment.

On August 7, 2017, the regimental review was included in a virtual list to be tried, however, Interunion, due to the relevance of the case, filed a timely petition requiring that the judgment not be given virtually. This request was accepted by Minister Rapporteur Gilmar Mendes on August 23, 2017.

On August 21, 2017, it was deferred emphasis on face-to-face trial of the extraordinary appeal. As a result, the records returned for completion on September 15, 2017 and remain so until then.

Chances of loss	Remote

Analysis of the impact in case of loss/Reasons for the relevance of the case to the Company	An unfavorable decision in the case would generate financial losses for the Company.

Notes	Not applicable.

6) Case no. 0069758-61.2015.4.01.3400

Court	12th Federal Court of Minas Gerais

Instance	Trial Court

Date instigated	12/17/2015

Parties

Federal government, Brazilian Environmental Protection Agency (“IBAMA”), Chico Mendes Institute, National Water Agency (“ANA”), National Mineral Production Department (“DNPM”), state government of Minas Gerais, State Forest Institute (“IEF”), Minas Gerais Water Management Institute

(“IGAM”), State Environmental Foundation (“FEAM”), state government of Espírito Santo, State Environment and Water Resources Institute (“IEMA”), and State Water Resources Agency (“AGERH”) (“Plaintiffs”); and Samarco, Vale and BHPB (“Defendants”)

Amounts, goods or rights involved	Sum demanded by the Plaintiffs of R$20,204,968,949.00. Having in mind the object and the case progress, the Company considers being the value involved in a likely conviction invaluable.

Main facts

On December 17, 2015, the federal government filed a public-interest civil action aimed at forcing Vale, Samarco and BHPB to take a series of urgent measures, in order to repair alleged social and environmental damage arising from the failure of Samarco’s tailings dam in the municipality of Mariana (“Fundão Dam”) and to prevent potential future environmental damage. For information on this accident, see item 7.9 of this Reference Form.

On December 18, 2015, a decision was handed down, granting an injunction to: (i) issue a provisional remedy to forbid Samarco from discharging the volume of tailings that were still retained behind the failed dam (or prove that these tailings had already been contained); (ii) order the Defendants to: (a) hire companies to immediately start evaluating the contamination of fish by inorganic substances and any potential risks caused by human consumption of these fish, and to control the proliferation of species benefiting from the man-made occurrence; and (b) carry out studies and take measures to prevent the volume of mud discharged into the Doce River from reaching the Doce River lagoon system and to protect the mineral water sources mapped by DNPM; (c) carry out studies to map the different levels of potential resilience of the impacted locations; (iii) order Samarco to make an initial deposit in court of R$2 billion; (iv) freeze the Defendants’ existing mining concession licenses; (v) grant an injunction to force the Defendants to present an overall social and environmental recovery plan for the Doce River Basin and the entire degraded area; and (vi) order the provision of services to the people impacted by the disaster. Within the scope of the decision in question, a daily fine of R$150,000 was also established in the event of non-compliance with each of the measures imposed on the Defendants, and a daily fine of R$1.5 million was established in the event of a delay in making the aforementioned mandatory R$2.0 billion deposit in court.

On January 7, 2016, Samarco filed a petition, requesting the following: (i) A partial reconsideration of the injunction, arguing against the need for the ordered measures, taking into account technical factors and processes needed to execute them, which would undermine the injunction’s own objectives, as Samarco argued it was necessary to hire specialized companies and to carry out environmental and social impact assessments in order to implement the injunction’s demand; (ii) Extensions to the deadlines, as follows: a) Submission of the studies related to the thickness of the mud layer, until January 18, 2016; b) Submission of the preliminary recovery plans, up to 45 days; c)

Removal of all the volume of mud deposited along the banks of the Doce River, for an indeterminate period, due to the technical difficulties involved; (iii) Removal of the obligation to make the R$2.0 billion deposit; (iv) A reversal of the freezing of the Defendants’ mining rights; and (v) Recognition of the impossibility of submitting the necessary plans within the deadline originally set. In addition, through this petition, Samarco reiterated its request for a justification and conciliation hearing and the suspension of the fine established by the decision that granted the injunction, until the final terms of the new deadlines were established, as requested in the petition.

On the same date, Vale also filed a request to reconsider the injunction, in which it demonstrated that Samarco had already been taking measures needed to mitigate the accident’s impacts. It also demonstrated that the measures ordered in the injunction were unreasonable, insofar as they did not take into consideration the studies needed to identify the measures to be taken to mitigate the damage. In addition, it claimed that these measures ought not to be ordered through an injunction.

After this, on January 14, 2016, Vale, Samarco and BHP filed an appeal against the injunction, requesting the suspension of the injunction’s effects and a comprehensive review of it.

On February 3, 2016, Samarco, Vale and BHPB filed a petition to request a further 30-day suspension of the process and the effects of the injunction granted, in view of the fact that negotiations had begun with the aim of reaching an agreement.

On February 4, 2016, Samarco filed a petition, reiterating its request to reconsider the decision ordering the taking of certain measures aimed at preventing and mitigating damage arising from the accident, and reinforcing its request to not be obliged to provide a new deposit or make new deposits in court, at the risk of endangering the commitments already voluntarily assumed to repair the damage caused by the accident.

On February 5, 2016, Samarco filed a challenge, arguing there was a lack of procedural assumptions and merit. Samarco also argued that it had been taking the measures envisaged in the case voluntarily, and it requested the dismissal of the initial requests.

On February 10, 2016, Vale filed a challenge, through which it requested the dismissal of the case, without judgment of its merits, given the Plaintiffs’ lack of interest in acting. Considering the hypothesis of the case not being dismissed without resolution of its merit, Vale also requested judgment of the rejection of the requests formulated initially, through the revocation of the injunction and provisional remedies, as well as condemnation of the Plaintiffs to pay the case’s costs and legal fees.

On March 2, 2016, the federal government, the state government of Minas Gerais and various other governmental bodies entered into a Transaction and Conduct Adjustment

Agreement (“TTAC”), which was submitted to the court on March 7 with a request for its legal approval.

On May 5, 2016, at a hearing attended by the parties to the case and the Federal Public Prosecutors’ Office, the TTAC was registered within the Federal Court Conciliation System, an organization that is part of the structure of the Regional Federal Court of the 1st Region, and the lawsuit was suspended during the period of execution of the obligations assumed by the parties within the scope of the TTAC.

The Federal Public Prosecutors’ Office filed a motion for clarification against the decision that approved the TTAC, questioning the jurisdiction of the Regional Federal Court of the 1st Region to approve the TTAC. In addition, the Federal Public Prosecutors’ Office questioned the terms of the TTAC, regarding the appropriateness of the measures established in it, as well as the legitimacy of the agreement’s parties to enter into the TTAC. Accordingly, it requested the granting of infringing effects to the motion for clarification and the suspension of the decision’s effectiveness.

At the same time, the Federal Public Prosecutors’ Office filed a complaint with the Superior Court of Appeals (STJ) against the decision of the Regional Federal Court of the 1st Region that approved the TTAC.

On June 30, 2016, the complaint’s judge-rapporteur granted an injunction to suspend, until the definitive judgment of the complaint, the decision of the Regional Federal Court of the 1st Region (TRF), of May 5, 2016, which approved the TTAC.

On August 17, 2016, the Fifth Panel of the Regional Federal Court of the 1st Region declared null and void the decision that approved the TTAC and rejected the appeals made by Vale, BHP and Samarco, while upholding the injunction granted by the 12th Federal Court of Belo Horizonte on December 18, 2015, including the freezing of the Defendants’ mining concessions, but without limiting their production and sale activities.

On November 4, 2016, the Federal Courts ordered the Defendants to: (i) present evidence, within 90 days, that the leakage of waste from the Fundão Dam had been definitively contained; (ii) to submit conclusive studies within six months, endorsed by the relevant environmental agencies, regarding an action plan and the feasibility of removing the mud spread along the banks of the Doce River, along its tributaries and in areas near its estuary; and (iii) to make a deposit of R$1.2 billion, within 30 days, to guarantee future remedial measures. This cash deposit of R$1.2 billion was provisionally replaced by the guarantees provided for in Preliminary Conduct Adjustment Agreement I (“Preliminary Conduct Adjustment Term I”).

On November 16, 2016, Samarco filed a motion for clarification, through which, for the purpose of making the ordered deposit in court, it requested recognition of the spending already incurred to execute the remedial measures, and the possibility of offering the court other assets or forms of guarantee.

On December 6, 2016, Samarco filed a petition requesting the granting of an additional 30 days to make the deposit in court.

On December 7, 2016, a decision was handed down, granting an additional 30 days to make the deposit in court.

On January 11, 2017, a decision was issued, ordering the defendants, within three days, to submit their opinion on the petition filed by the municipal government of Ponte Nova, requesting its participation in the lawsuit, and to submit their opinion on the registration program within five days.

On January 18, 2017, the Federal Public Prosecutors’ Office, Vale, Samarco and BHPB filed a petition to: (i) report the signing of Preliminary Conduct Adjustment Agreement I by the parties; (ii) accept the guarantees provided for in this agreement for the purpose of provisional compliance with the requirement to make the deposit specified in the injunction granted within the scope of Public-Interest Civil Action 0069758-61.2015.4.01.3400; and (iii) request the suspension of the case.

On January 26, 2017, a decision was handed down, suspending the procedural time frame related to the deposit of R$1.2 billion and providing five days for the plaintiffs to express their opinion on Preliminary Conduct Adjustment Agreement I, entered into by the defendants and the Federal Public Prosecutors’ Office.

On March 6, 2017, the Federal Public Prosecutors’ Office and the defendants filed a joint petition reiterating the request to approve Preliminary Conduct Adjustment Agreement I, while mentioning that a firm called Integratio Mediação Social e Sustentabilidade Ltda. had been hired to serve as independent technical assistants.

On February 5, 2017, the plaintiffs filed a joint petition agreeing to Preliminary Conduct Adjustment Agreement I.

On March 16, 2017, a decision was issued, which: (i) partially approved Preliminary Conduct Adjustment Agreement I, ordering the suspension of the case until a further judicial decision; and (ii) accepted, for the time being, the guarantees provided for in Preliminary Conduct Adjustment Agreement I, with the condition that they would not replace or modify the order for a cash deposit specified in the injunction.

On April 24, 2017, Samarco filed a petition, requesting the incorporation of the tailings management plan presented to the environmental regulators.

On May 15, 2017, a decision was issued to grant the request to extend the deadline and suspend the instrument until October 30, 2017.

On June 29, 2017, a decision was issued to grant the request to extend the deadline formulated by the parties and consequently to approve a partial alteration to the TAP, granting a deadline of October 30, 2017 for the parties to present the court with the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Conduct Adjustment Agreement and the approval granted on March 16, 2017.

On August 14, 2017, Samarco filed a petition requesting the incorporation of documents related to the obligation to present studies about the plan to remove mud deposited along the banks of the Doce River.

On October 31, 2017, a decision was issued, which granted the request made by Samarco, Vale, BHP and the Federal Public Prosecutors’ Office and approved a partial alteration to the Preliminary Conduct Adjustment Agreement, granting a deadline of November 16, 2017 to present the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Conduct Adjustment Agreement and the approval granted on March 16, 2017.

On November 20, 2017, a decision was rendered which, by granting a request submitted by Samarco, Vale, BHP and the Federal Prosecution Office, ratified a partial amendment to the Preliminary Consent Decree, granting the deadline until April 20, 2018 for the submission of the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Conduct Adjustment Agreement and the approval granted on March 16, 2017.

On November 20, 2017, a decision was issued to allow the parties to express their positions on a request to add and accept an amicus brief to the case records.

On December 19, 2018, Vale filed a petition requesting rejection of the request to add and accept an amicus brief to the case records.

On April 24, 2018, Samarco, Vale and BHP filed a petition, requesting authorization to hire the Getúlio Vargas Foundation to act in the socio-economic diagnosis of the impacts resulting from the failure of the Fundão Dam.

On May 3, 2018, a decision was rendered authorizing the hiring of the Getúlio Vargas Foundation to act in the socio-economic diagnosis of the impacts resulting from the failure of the Fundão Dam.

On May 4, 2018, Samarco filed a motion for clarification on the decision that authorized the hiring of the Getúlio Vargas Foundation to act in the socio-economic diagnosis of the impacts resulting from the failure of the Fundão Dam, so that a material mistake could be remedied, clarifying that it will act as technical assistant to the Federal Prosecution Office.

On May 8, 2018, a decision was rendered granting the motion

for clarification filed by Samarco, to clarify that the Getúlio Vargas Foundation will act as technical assistant to the Federal Prosecution Office.

On August 8, 2018, the term of adjustment of conduct (“TAC Governance”) was approved in its entirety and the amendment term to the preliminary adjustment term (TAP) was ratified in part and with interpretative/additive opinions. In view of these ratifications, the phase of knowledge of ACP No. 0069758-61.2018.4.01.3400 was dismissed with prejudice. It should be noted that the TAC Governance consists of an instrument signed on June 25, 2018 with the Federal Prosecution Office, Public Prosecutor’s Office of the State of Minas Gerais, Public Prosecutor’s Office of the State of Espírito Santo, Public Defender’s Office, State Public Defender’s Office of Minas Gerais, the Public Defender’s Office of the State of Espírito Santo and other public entities, whose purpose is (a) to change the governance process provided for in the TTAC to define and execute the programs, projects and actions that are intended to provide full compensation for damages from the failure of Fundão Dam, (b) improvement of mechanisms for effective participation of those affected by the failure, and (c)  establishment of a negotiation process aimed at the eventual renegotiation of the programs.

The TTAC remains valid and the parties will continue to fulfill their obligations already provided for.

For additional information on the main terms and conditions of the TTAC, Preliminary Adjustment Term I and TAC Governance mentioned above, see “Terms Relating to the Failure of the Samarco Dam” in item 4.7 of this Reference Form.

Chance of loss	Possible.

Analysis of the impact in case of loss/Reasons for the relevance of the case to the Company

The process is relevant by virtue of matter and value.

The parties entered in the TTAC, through which it was agreed to carry out programs needed for the environmental and social restoration of the areas impacted by the accident. For more information about the TTAC, see item 4.7 of this Reference Form. In addition, the Term of Preliminary Adjustment I was signed with respect to the guarantees and the TAC Governance that extinguished this lawsuit. For more information, see item 4.7 of this Reference Form.

Notes	Not applicable.

7) Case No. 0007284-81.2016.4.01.3800 (0197171-92.2015.8.13.0521)

Court	12th Federal Court of BH (2nd Civil Court of Ponte Nova - TJMG

Instance	Trial Court

Date instigated	11/17/2015

Parties	Núcleo Assessoria Comunidades Atingidas Por Barragens (NACAB) (“Plaintiff”); Samarco, Vale and BHPB (together “Defendants”)

Amounts, goods or rights involved	Sum demanded by the Plaintiff: R$100,000,000.00. Owing to the object and the current stage of the suit, the Company understands that the value involved is inestimable, in an eventual conviction.

Main facts

On November 17, 2015, the Plaintiff filed a public-interest civil action requesting an injunction to force the Defendants to submit and execute, for the region of the municipalities of Santa Cruz do Escalvado, Rio Doce and Barra Longa, along the Carmo and Doce rivers: (i) recovery programs for the permanent preservation areas and springs affected by the mud that spilled from Samarco’s failed dam; and (ii) a database of impacted people and the respective damage, including plans for immediate social assistance and compensation. In other specific areas, the demand was to carry out long-term monthly monitoring and genetic population studies of the rivers’ aquatic fauna, and then submit an emergency recovery program. A request was also made to force the Defendants to pay compensation to all the people impacted by the accident, as well as environmental compensation, totaling R$100,000,000.

On November 18, 2015, a sentence was issued, assigning the case to the Belo Horizonte Federal Court District.

On November 23, 2015, the Plaintiff filed an interlocutory appeal, requesting an injunction against the decision made, a review of the first-instance decision, and the maintenance of the case with the State Courts. In addition, NACAB requested an interim measure to oblige the Defendants to take several measures in order to remedy the damage caused by the accident. This included the submission, within 30 days, of a recovery program for the aquatic fauna of the Doce, Carmo and Piranga rivers in the municipalities of Santa Cruz do Escalvado, Rio Doce, Barra Longa and Ponte Nova, and the provision of social assistance to victims of the accident, among other things.

On November 26, 2015, a decision was issued that postponed the analysis of the request for the injunction until after the analysis of the Defendants’ challenge.

On December 17, 2015, the rapporteur issued an order convening an extraordinary conciliation session at the Minas Gerais Court of Appeals (TJMG).

On January 7, 2016, the Federal Government petitioned in the records to express its agreement with the decision that ordered the referral of the case to the Federal Court, in view of its interest in the case.

On February 3, 2016, given the federal government’s explicit interest, the case was transferred to the 12th Federal Court, in accordance with art. 109, I of the 1988 Federal Constitution.

On February 16, 2016, the case was received by the 12th Federal Court of the Judicial District of Belo Horizonte.

On July 22, 2016, a decision was issued, calling for the case to be merged into Public-Interest Civil Action 23863-07.2016.4.01.3800, and to suspend the process.

On March 27, 2017, a decision was published that, considering the approval granted in cases 697586120154013400 and

238630720164013800, suspended the case until subsequent judgment. On May 30, 2017, the suit was suspended, as per the decision of March 27, 2017.

Chances of loss	Possible

Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company

The value of the case demanded by the Plaintiff is R$100,000,000.00. However, it should be emphasized that the lawsuit is still on a very preliminary stage, which makes it difficult to perform a more accurate analysis of the damages in the event of loss.

Notes	Not applicable.

8) Case no. 0008423-17.2016.8.13.0400 (0146085-58.2015.4.02.5101)

Court	1st Court of Mariana

Instance	Trial Court

Date of filing	11/30/2015

Parties	Sohumana Sociedade Humanitária Nacional (“Plaintiff”) and Samarco, Vale, BHPB (jointly, “Defendants”)

Amounts, goods or rights involved

Value attributed to the claim by the Plaintiff of R$20,000,000,000.00. Owing to the object and the current stage of the lawsuit, the Company understands that the value involved is inestimable, in an eventual conviction.

Main facts

On November 30, 2015, the Author filed a public civil action intending to convict the Defendants for the payment of an indemnification to the victims of the accident or their family members, as well as to the municipalities, in order to restore the public property, proportionally to the impacts resulting from the accident. For information on the accident, see item 7.9 of this Reference Form.

On November 30, 2015, there was sentence rendered transferring the jurisdiction for prosecution of the suit to one of the courts of the State Legal Courts of Mariana (Minas Gerais State).

On December 11, 2015, Vale entered an appeal moving to reconsider the judgment rendered, so that the Union should manifest itself regarding its interest on the appeal, before the submittal of the records to the Federal Legal Court of Minas Gerais, because if the response of the Union should be positive, the appeal should continue on the federal jurisdiction, according to article 109, I, of the Federal Constitution.

On December 15, 2015, Sohumana, filed an appeal moving the reconsideration of the judgment rendering the transference of jurisdiction, thus asking for the submittal of records to the Federal Court of Minas Gerais, based on the interest and legitimacy of BNDESPAR, which, in its capacity as shareholder of Vale, would have interest on the appeal.

On December 16, 2015, there was a judgment rendered maintaining the establishment of the transference of jurisdiction, reasserting the total lack of jurisdiction of the Federal Court and the unsuitability of notice to any possible interested party, including the Federal Government.

On March 10, 2016, the suit was received by the court of the 1st Court of Mariana.

On April 1, 2016, there was an order published moving the regularization of the suit representation by the Plaintiff.

On April 20, 2016, there was the publishing of a judgment denying the initial appeal, due to lack of correct process representation, thus dismissing the suit without resolution on the merits.

On June 7, 2016, there was the certification of the res judicata of the judgment.

On November 14, 2016, the Author filed an appeal moving the formalization of the suit.

On February 6, 2017, there was a judgment that did not analyze the appeals made since the judgment was already res judicata.

On March 6, 2017, the Plaintiff filed an appeal.

On March 14, 2017, there was an order stating that the defendants should file reply briefs.

On March 23, 2017, the Plaintiff filed a motion for clarification, moving that an alleged omission be supplied regarding the term date for the devolution of the suit from the section of the Brazilian Bar Association (Ordem dos Advogados do Brasil — OAB).

On March 29, 2017, there was a judgment denying the grant of the motions lacking to admit the motion filed by the Plaintiff.

On April 10, 2017, reply briefs were entered to the appeal submitted by SAMARCO.

On April 11, 2017, reply briefs were entered to the appeal submitted by BHP.

On July 13, 2017, there was the publication of a judgment not acknowledging the appeal filed by SOHUMANA.

On July 24, 2017, reply briefs were entered regarding the appeal filed by VALE.

On August 3, 2017, an internal interlocutory appeal was entered submitted by SOHUMANA, moving the reversal of the judgment that did not acknowledge its appeal.

On September 18, 2017, there was the publication of granting the aggravated to see the records so that they could profess on the internal interlocutory appeal entered, within a 30 days term.

On September 15, 2017, reply briefs from BHP and SAMARCO

were entered.

On September 29, 2017, Vale submitted its reply briefs.

On November 23, 2017, an appellate decision was published denying specific relief of the appeal filed by Sohumana.

On January 5, 2018, Sohumana filed motion for clarification against the appellate decision denying its internal interlocutory appeal.

On April 6, 2018, there was an appellate decision not acknowledging the motion for clarification filed by Samarco.

On August 17, 2018, the opposing appeals were rejected by Sohumana.

On February 22, 2019, there was a definitive write-off of the lawsuit.

Chances of loss	Possible

Analysis of the impact in case of loss/Reasons for the relevance of the case to the Company	Notwithstanding the entering of the judgment through which the suit was dissolved without resolution of merits, the Company considers the suit as significant on account of the amount involved.

Notes	Not applicable.

9)Lawsuit No. 0028358-94.2016.4.01.3800 (Formerly case no. 0426085-72.2015.8.13.0105)

Court	12th Federal Court Judicial District of Belo Horizonte (former 7th Civil Court of Governador Valadares — TJMG)

Instance	Trial Court

Date of filing	12/14/2015

Parties	MP-MG (“Plaintiff”) and Samarco and Vale (jointly, “Defendants”)

Amounts, goods or rights involved

Value attributed to the claim by the Plaintiff of R$5,100,000,000.00. Owing to the object and the current stage of the lawsuit, the Company understands that the value involved is inestimable, in an eventual conviction.

Main facts

On December 14, 2015, the MP-MG filed this civil public suit, through which intends the conviction of the Defendants to adoption of several measures towards the mitigation of impacts resulting from the failure of the Fundão dam. The Plaintiff, in preliminary injunction, under penalty of a daily fine of R$2.000.000,00, requests that the defendants: (i) take steps to and maintain the measures granted by Civil Public Provisional Remedy No. 0395595-67.2015.8.13.0105, which preceded this suit, therefore presenting the same object (as described below in “Observations”), (ii) create and implement and executive project to construct collection stations, bombing and adduction of water from Suaçuí Pequeno and Grande rivers up to the stations of the Serviço Autônomo de Água e Esgoto (“SAAE”) (Autonomous Service of Water and Sewage) within 12 months maximum; (iii) provide regularly to SAAE the necessary polymers to treat the water of Rio Doce until the operation of the installations for collection and adduction above mentioned; (iv) install equipment to provisional water collection and adduction of Suaçuí Pequeno or Grande rivers as to diminish the collection in Rio Doce, within 45 days maximum; (v) install a water treatment station, with treatment capacity of 120 liters per second, for capture in the Capim stream, within a maximum period of 45 days (vi) all their accounts are frozen to the minimum amount R$100.000.000,00, and (vii) a confirmation of the preliminary injunction and indemnification for collective mental distress claim amounting to R$5.000.000.000,00.

On December 17, 2015, there was a judgment partially granting the preliminary injunction to revert the burden of proof and ruling that the Defendants shall bear the expenses for monitoring the quality of the waters of Rio Doce and of the fresh water provided to the population, under penalty of a daily fine of R$2,000,000.00. In addition, it was determined that the preliminary injunction granted in the case file No. 0395595-67.2015.8.13.0105, including the determination of water delivery in the residences, within 48 hours, as well as the presentation of a logistics regarding the delivery of water in the residences, within 10 days, should be fulfilled.

The MP-MG filed an interlocutory appeal against the preliminary decision, moving the interlocutory relief of appeals, for the adoption of provisional and emergency remedies within the regions impacted by the accident. On February 17, 2016, there was the judgment suspending the processing of the mentioned interlocutory appeal. Thus, the interlocutory appeal was suspended until the entry of the final judgment in the records of the Positive Jurisdiction Dispute filed by Samarco, aiming at pacifying the discussion on jurisdiction of Federal or State Court to judge the issues regarding the city of Governador Valadares. The dispute originated from the fact that there are two Public Civil Lawsuits regarding the distribution and drinkability of the water in Governador Valadares, one pending before federal court and the other before state court. The Jurisdiction Conflict was not judged, however, there is a judgment that as long as there is not a final judgment, urgent measures shall be taken by the federal court.

On May 10, 2016, the following were entered into the records (i) a lower court decision, in appellate court, rendered in the records of the interlocutory appeal filed by the MP-MG, from January 28, 2016, establishing the submittal of records, as well as connected appeals to the 12th Federal Court of the Legal Court of Belo Horizonte; (iii) a motion from the Municipality of Governador Valadares, from February 16, 2016, showing interest in entering into the active pole of the suit; (iii) official letter from the Court of the 12th Federal Court of the Minas Gerais moving the entering into the records of an appeal from the Federal Prosecutors Office (MPF) and judgment of its execution, in face of the judgment in the Jurisdiction Dispute that was pending on the STJ.

On May 24, 2016, was filed at the 12th Federal Court.

On July 4, 2016, there was the answer by VALE filed, arguing lack of interest of acting by the MPMG (Prosecutors Office of Minas Gerais) in face of the measures already implemented by the defendants, as well as the fact that the water quality of rivers has already returned to the same status as previous to the accident. Vale also alleged in its defense the legitimacy to be in the passive pole of the suit, in face of the lack of causal nexus between any action of omission on its part and the accident that happened. Vale also maintains the lack of collective mental distress claim and the impossibility of reversion of the burden of proof.

On July 4, 2016, there was also an answer filed by Samarco, o merits reasons similar to the ones alleged by Vale.

On March 21, 2017, a joint decision was entered into the records of lawsuits no. 0069758-61.2015.4.01.3400 and 0023863-07.2016.4.01.3800, probating, in part, o The Preliminary Adjustment Term I, only referring to the socio-environmental diagnosis (to be performed by the Instituto de Tecnologia para o Desenvolvimento - LACTEC and diagnosis and monitoring of programs in course (to be performed by Ramboll Brasil Engenharia and Consultoria Ambiental Ltda., granting the suspension of other suits connected to them, in order to avoid conflicting judgments.

On March 29, 2017, an order was published considering the probate decision rendered in the scope of lawsuits no. 69758-61.2015.4.01.3400 and 23863-07.2016.4.01.3800, suspending the feat until further legal resolution.

Chances of loss	Possible

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

MPMG attributed the value of R$5,100,000,000.00 to the suit. However, it should be emphasized that the suit is still on a very preliminary stage, which makes it difficult to perform a more accurate analysis of the damages, in the event of loss.

Notes

The Public Provisional Remedy Action no. 0395595-67.2015.8.13.0105 refers to preparatory provisional remedy for the above described suit 0426085-72.2015.8.13.0105. Such suit was filed on November 10, 2015 by the MPMG against Samarco, before the 7th Civil Court of Governador Valadares — TJMG and later sent to the MM. Judge of the 12th Federal Court of Belo Horizonte

10) Process no. 0043356-50.2015.8.13.0400 (10264-98.2016.4.01.3800)

Court	2nd Civil Court of the County of Mariana - (returned from the 12nd Federal Court of the Judicial District of Belo Horizonte)

Instance	Trial Court

Date of filing	12/10/2015

Parties	MP-MG (“Plaintiff”) and Samarco, Vale and BHPB (jointly, “Defendants”)

Amounts, goods or rights involved

The value attributed to the claim by the Plaintiff is R$2,000,000,000.00. Owing to the object and the current stage of the lawsuit, the Company understands that the value involved is inestimable, in an eventual conviction.

Main facts

On December 10 2015, the MP-MG filed a public civil action, through which it moves, under penalty of a daily fine amounting to R$200,000.00, the conviction of the Defendants to the (i) adoption of several measures oriented to the mitigation of impacts from the failure of the Fundão dam, (ii) implementation of a social communication program on the activities executed,

(iii) provision of health and education assistance to those impacted, and (iv) support in retrieval of assets, animals and others; retrieval of tombs and mortal remains existing in places impacted, among others.

The main move aims at the conversion of the preliminary injunction in definite one, as to allow the whole reimbursement of the alleged individual material damages and mental distress claim suffered by those impacted by the accident and payment of a Recovery Plan that allows the social and environmental recovery in face of the damages verified resulting from the accident at the Fundão dam. The MP-MG also moves for the relocation and economic and social reorganization of the impacted families and the effects of the judgment granted as preliminary in the provisional remedy action no. 0039891-33.2015.8.13.0400, previous to this suit, granting the freeze of the amount of R$300,000,000.00.

On December 16, 2015, there was an order postponing the appreciation of the preliminary injunction for after the settlement hearing. On the same date, the MP-MG moved for the amendment of the complaint so that it includes new motions, among them: (i) the granting of interlocutory relief, (ii) payment of R$10,000.00 as a financial contribution to the victims (iii) identification and of the remainder leisure practices developed by the impacted, (iv) increase and pay the value of assistance to the victims, (v) pay a financial support to the victims that have not been directly impacted in their income, and (vi) submit an immediate and concrete actions plan, among other measures.

On December 23, 2015, there was a hearing among the parties, reaffirmed by the judge, with discussion of: (i) the allocation of families in rented houses, observing that, regarding this matter, Samarco said that it had already fulfilled spontaneously part of the referred measure; (ii) emergency support, and Samarco said that it was already paying a minimum wage to each person of the family who loss their income due to the accident, accrued by 20% by dependent member of the family, besides the amount corresponding to a food parcel per family and having compromised to support the referred monthly amount for twelve months, according to the conditions of the term of the hearing; (iii) payment by Samarco of (a) R$100,000.00 by family unit that lost family members in the event, and of (b) R$10,000.00 as indemnification advancement, by family unit, for those families that suffered physical displacement, that is, had their houses destructed, independently of having lost income from such real estate; (iv) accountability by Samarco, submitted to court, on the amount spent on indemnifications and recovery of the area, until January 31, 2016. A permit amounting to R$5,500,000.00 was issued for the payment of the values above-mentioned, except for the monthly support.

On January 20, 2016, there was a second hearing among the parties, confirmed by the judge, where there was discussion of the following, besides discussion of individual cases: (i) the advancement of R$10,000.00 to those persons impacted by the accident, and Samarco compromised to advance the indemnification on the mentioned amount, as settled in the previous hearing, for those individuals that lost their real stated erected in their property, which were not used as their regular living place, according to the terms settled in the hearing; (ii) the indemnification for the loss of vehicles, and Samarco compromised to indemnify individuals that lost their vehicles; (iii) the release permit, through which Samarco agreed to release R$1 million to implement the above-mentioned actions.

On February 17, 2016, owing to the express interest of the Union, the records were sent to the 12th Federal Court, according to art. 109, I of the Federal Constitution. Pending trial.

On March 28, 2016, Vale filed an answer, moving for the extinction of the suit, without appreciation of merits, owing to the lack of interest of action by the Plaintiff. Considering the hypothesis of non-extinction of the suit without resolution of merits, Vale also moved for the judgment of the inappropriateness of the moves formulated in the complaint; besides the conviction of the Plaintiffto pay award of costs and attorneys’ fees.

On July 15 2016, the Federal Public Ministry filed a motion moving for the decline of the jurisdiction of the Federal Court to the State Court, since: (a) in the Interlocutory Appeal itself, establishing the remittance, and afterwards, the Supreme Court Judge reconsidered his decision; (b) according to decision by the STJ, on June 22, 2016, on the Jurisdiction Dispute n. 144.922/MG, referring to the suit on the accident in Mariana, the Federal Justice would have jurisdiction for the demands of diffuse and transindividual rights, as well as socio-economic and socio-environmental demands, while the State Court would have jurisdiction on individual homogeneous suits, such as the ones of this suit, referring to personal damages of families impacted by the failure of the Fundão dam.

On August 23, 2016, at the 12th Federal Court of the Judicial District of Belo Horizonte/MG, a judgment was awarded establishing the devolution of the records to the Court of the 2nd Civil, Criminal and Criminal Executions Court of the County of Mariana/MG.

On September 5, 2016, there was a determination of devolution of the records to the 2nd Civil Court of Mariana, Minas Gerais.

On September 12, 2016, o MP-MG filed a motion, at the 2nd Court of the County of Mariana, moving for the following, among others: (a) the reactivation of the Lawsuit at the State Court; (b) attachment of the technical assistance process to the records of the main lawsuit and to the provisional remedy; (c) release of the amount of R$3.5 million, through legal order, to Cáritas Brasileira Regional MG, a non-governmental organization, responsible to start the job of technical assistance to the victims; (d) inclusion in the records of several documents, including the receipt evidencing of the deposit of

R$500,000, by Samarco; (e) assignment of a new settlement hearing.

On September 30, 2016, there was an order establishing the attachment of the execution of the sentence into the main records and establishing the remittance of records to the 12th Federal Court of the Judicial District of Minas Gerais, for its appreciation of the motions for clarification filed by Samarco.

On November 11, 2016, Samarco filed a motion informing that it filed motions for clarification against the judgment made by the 12th Federal Court of Belo Horizonte, establishing the remittance of the records to the State Court, reason why it motioned for the devolution of the records to the Federal Court for appreciation of the motions for clarification.

On November 28, 2016, there was a settlement hearing, when there was the ratification of a settlement among the parties.

On February 08, 2017, the records were sent to the 12th Federal Court of Belo Horizonte.

On February 09, 2017, there was a judgment denying the motions for clarification filed by Samarco.

On April 07, 2017, a settlement hearing was held at the 2nd Civil Court of Mariana, Minas Gerais.

On May 15, 2017, The Public Ministry filed a motion for subpoena of the defendants so that they, within 5 days: (i) reply on their agreement regarding the analysis methodology on the events of non-compliance, (ii) included into the records the reply to the events of non-compliance, (iii) included into the records copies of the structures of the real estates purchased for the resettlement of Bento Rodrigues and Paracatu, referring to case n. 0400.15.004335-6.

On June 14, 2017, an order was published that ordered the defendants to express their views on the requirements formulated by the Prosecution Office, in sheets 4,659/4,663, as well as the methodology proposed by it.

On June 29, 2017, SAMARCO filed a motion reiterating the clarifications made regarding the steps made referring to (i) the answer submitted by SAMARCO on the alleged new cases of non-compliance of Settlements and (ii) on the real estates aimed at the resettlement of Bento Rodrigues and Paracatu, motioning for an additional term date of 20 days for the submittal of an answer regarding the methodology proposed by the MPMG referring to that analysis and answer of the motion made by the impacted.

On July 19, 2017, SAMARCO filed a motion for the proposal of a methodology of submittal of answer to the impact, who should direct their questions to SAMARCO/Fundação.

On September 28, 2017, the Prosecution Office was awarded

to see the records.

On February 6, 2018, a settlement hearing among the parties was held, where there was an agreement on the reparation guidelines referring to the right of housing of the impacted by the failure of the Fundão dam, through a partial settlement.

On March 27, 2018, a settlement hearing among the parties was held.

On June 26, 2018, the Public Ministry filed a motion for the establishment of the raising of the amount of R$5,477,850.04, which shall be used to continue the work of registration of all victims of Mariana, owing to the failure of Fundão dam.

On May 3, 2018, Vale, Samarco and BHP filed a motion to answer the request for the raising made by the Public Ministry, so that this measure should be bound to the submittal of specific documents by Cáritas — report on the progress of the works and accountability.

On May 14, 2018, there was the judgment granting the motion made by the State Public Ministry, to grant the raising of the amount of R$5,477,850.04, which shall be used on the progress of the work of registration of the victims of Mariana, owing to the failure of the Fundão dam.

On May 25, 2018, a decision was rendered that rejected the motions for clarification opposed by Samarco.

On June 12, 2018, a decision was handed down rejecting the motions for clarification opposed by Vale and BHP.

On August 21, 2018, a conciliation hearing was held, setting a deadline of 10 days “for companies to express their opinion on the proposal for a generic indemnification agreement presented by the MPMG.”

On September 27, 2018, there was a summons to the parties to appear on documents joined by the MPMG (proposal for Indemnification Transaction Term)

On October 2, 2018, a new conciliation hearing was held and the transaction approved.

On November 29, 2018, joint petitions were joined together with a proposal for a Transaction Agreement and a statement that those who have already expressed their interest in negotiating with the Renova Foundation may contact them for final indemnification negotiations.

On February 19, 2019, an order was issued that approved the agreement entered into by the parties, determining the issuance of a license to collect the amount on behalf of Rodrigo Ires Vieira, representative of Cáritas Brasileira Regional Minas Gerais.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company	The amount attributed to the case by the MPMG is R$2,000,000,000.00. The terms of the agreement, however, are illiquid, which makes it difficult to specify the exact figures involved.

As a result of the proceeding, individual and collective judgments were sent to the same Court.

Notes	Not applicable.

11) Case No. 0273073-38.2015.8.13.0105

Court	5th Civil Court of Governador Valadares — TJMG

Instance	TrialCourt

Filed on	12/28/2015

Parties	MP-MG (“Plaintiff”) and Samarco, Vale, Serviço Autônomo de Água and Esgoto (“SAAE”, and, jointly with Samarco and Vale, “Defendants”)

Amounts, goods or rights involved

Value attributed to the claim by the Plaintiff of R$1,000,000.00. Owing to the object and the current stage of the suit, the Company understands that the value involved is inestimable, in an eventual conviction.

Main facts

On 23 de December 23, 2015, o MP-MG filed a civil lawsuit aiming at the conviction of the Defendants (i)to submit a management plan for the solid residues from the water treatment stations in the municipality of Governador Valadares, with the adequate final destination of those residues; as well as (ii) to abstain from allocating, in any way, residues from the water treatment in any water course or in natura, until the implementation of the management plan.

On December 25, 2015, there was a judgment granting the motioned preliminary injunction, establishing that the Defendants should submit a solid residues management plan on water treatment stations of the Municipality of Governador Valadares and that those should abstain to allocate residues from the water treatment in any water course in natura or in opencast until the implementation and operationalization of the mentioned plan, establishing a daily fine in the event of non-compliance and establishing the reversion of the burden of proof.

Against this decision, Samarco and Vale filed an interlocutory appeal, which was granted a partial supersedeas.

On January 29, 2016, Vale filed the answer alleging being legitimate party to be on the passive pole of the complaint, since SAAE is the single responsible for the public supply of water in Governador Valadares. Owing to this, it moved for the extinction of the suit, without appreciation of merits, owing to the lack of interest of action by the Author. Considering the hypothesis of non-extinction of the suit without resolution of merits, Vale also moved for the judgment of the inappropriateness of the moves formulated in the complaint; besides the conviction of the Author to pay award of costs and attorneys’ fees.

On February 22, 2016, SAAE filed a motion for the judgment of inappropriateness of the suit, so that the obligation to give final destination to the mud extracted after the water treatment be attributed to Vale and Samarco.

On May 05, 2016, o MP-MG filed impeachment to the answers submitted by the defendants.

On May 17, 2016, there was an order subpoenaing the defendants to indicate the evidences they intend to produce.

On July 05, 2016, Vale, Samarco and BHPB filed a motion in the records for the production of additional documentary and expert evidences.

On September 20, 2016, Samarco filed a motion into the records for the submittal of the suit to the 12nd Federal Court of Belo Horizonte.

On November 1st, 2016, the appellate decision was included in the records, accepting the injunction of non-jurisdiction of the 5th Civil Court of the County of Governador Valadares, ordering the remittance of the records to the 12th Federal Court of Belo Horizonte. Then, the MP-MG had rights to see the records.

On December 05, 2016, the PO-MG filed a motion for the pursuance of the feat, since the appellate decision that accepted the injunction of non-jurisdiction has not been res judicata.

On March 27, 2017, the appellate decision was included into the records regarding the interlocutory appeal No. 0040043-83.2016.8.13.0000, filed by VALE, accepting the injunction mentioned, to order the submittal of the records to the 12th Federal Court of the Judicial District of Belo Horizonte.

On May 31, 2017, SAMARCO motioned for the submittal of the records to the Federal Court, notwithstanding the granting of supersedeas to the special appeal submitted by the Public Ministry, motioning for the amendment of the appellate decision that recognized the jurisdiction of the 12th Federal Court of Belo Horizonte to judge the case.

On March 23, 2018, there was an order granting the motion for production of expert evidence.

On August 8, 2018, an order was issued that appointed the expert.

On October 13, 2019, a decision was issued that determined the submission of the case to the 12th Federal Court.

Chance of loss	Possible

Analysis of the impact in the event of loss / Reasons for significance of the lawsuit for the Company

The Public Ministry alleges that the accident of the Fundão dam impacted directly the water supply in the Municipality of Governador Valadares and intends to perform a continuous evaluation of the drinkability of the water supplied in that location.

The action is still in a very initial stage in order to evaluate the impacts. Notwithstanding the above, the Company also considers the suit relevant on account of the subject discussed.

Notes	Not applicable.

12) Case No. 1:15-cv-09539

Court	New York Federal Court

Instance	United States District Court for the South District of New York

Filed on	07/12/2015 (First Complaint) and 29/04/2016 (“Amended Complaint”).

Parties

Alameda County Employees’ Retirement Association and Orange County Employees Retirement System (“Plaintiffs”) and Vale S.A., Murilo Pinto de Oliveira Ferreira, Luciano Siani Pires and Gerd Peter Poppinga (“Defendants”).

Values, assets or rights involved.	The plaintiffs did not specify the amounts of alleged losses, which will be determined at the stage of the production of technical evidence (“Expert Discovery”).

Main facts

Vale and some of its executives were considered defendants in potential class actions referring to securities before the New York Federal Court, moved by investors holding American Depositary Receipts issued by Vale, base of the American federal law on securities (U.S. Federal Securities Laws). In legal suits it is alleged that Vale made false and deceitful affidavits or did not divulge the risks and dangers of the operations of the Fundão dam of Samarco and the adequacy of the related programs and procedures. The authors did not specify a value for the alleged damages, in these suits, they have only motioned for the conviction of the defendants in reimbursing the damages suffered, which shall be calculated during the expertise evaluation stage.

On March 7, 2016, the relevant judge in class actions related to securities ordered the consolidation of those actions and assigned lead plaintiffs and attorney.

On April 29, 2016, the leading plaintiffs of the action motioned for a complaint amended and consolidated, which shall be the initial motion in the case.

On July 25, 2016, Vale filed a motion to dismiss the amended and consolidated Motion to Dismiss, alleging basically (i) that the cause to ask from the plaintiffs does not justify a Securities Fraud Claim; (ii) that the plaintiffs did not identify which omissions had been perpetrated by the defendants; (iii) that the plaintiffs did not demonstrated malice from the defendants in swindling the market; and (iv) that the authors did not impute any illicit act to individual defendants.

On March 23, 2017, the Court issued a decision dismissing the suit with respect to most of the claims filed against Vale and the defendant individuals, in addition to judging that all the requests made against the Chief Executive Officer of Vale at the time, Mr. Murilo Ferreira, and concerning the personal liability of control of defendant individuals are extinct. The small portion of the lawsuit that remains is limited to some risk mitigation statements contained in Vale’s Sustainability Reports in 2013, and isolated statements regarding Vale’s liability for the failure of the Fundão dam made during a single conference call in November 2015.

On April 06, 2017, a Vale moved for clarifications/reconsideration asking that other motions made by the plaintiffs shall be considered extinct.

On April 07, 2017, a Vale submitted a schedule proposal for the next measures regarding the action. The parties agreed regarding this schedule and, on April 14, 2017 they had a meeting with the judge in order to establish future term dates.

At end of April 2017, the Discovery stage began, during which the plaintiff submitted Initial Disclosures, requesting the submittal of several documents and the referral of persons that may have knowledge of facts or bear documents related to the failure of the Fundão dam.

On May 05, 2017, Vale submitted its Initial Disclosures, with the referral of persons that might furnish documents or render declarations regarding to facts alleged in the lawsuit.

During the period from August to December 2018, there were 10 depositions of witnesses indicated by the authors, and the Fact Discovery phase was finalized on December 21, 2018.

On April 15, 2019, there was a mediation session determined by the Court, however, it was not possible to reach an agreement, reason why the process is still in course. Subsequently, the Expert Discovery phase will begin, with the end of this phase of tests on August 16, 2019.

In parallel, the ruling of the Court certification is awaited in September 2017, in which it will be analyzed whether the authors have complied with the legal requirements for bringing the class lawsuit. Vale intends to continue defending itself of all the allegations made by the authors.

Chances of loss

As a consequence of the preliminary nature of the suits, it is not possible to assert the extension of results or precise estimates on the potential exposure, on this stage, and no provision to this effect has been made.

Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company	Eventual loss could result in financial damages and in the image and reputation of the Company.

Notes	Not applicable.

13) Case no. 0073114-91.2016.4.01.3800 (Formerly case no. 0000640-06.2016.8.08.0014)

Court	12th Federal Court of Belo Horizonte (origin: 2nd Civil Court of Colatina - Court of Justice of the State of Espírito Santo)

Instance	Trial Court

Filed on	15/01/2016

Parties	Prosecution Office of the State of Espírito Santo (Plaintiff) (“MP-ES”) and Samarco Mineração SA (“Samarco”), Vale S.A. (“Company” or “Vale”) and BHP Billiton Brasil Ltda. (“BHPB”)

(together, “Defendants”)

Amounts, goods or rights involved

The value attributed to the claim by the Plaintiff is R$2,000,000,000.00. Owing to the object and the current stage of the lawsuit, the Company understands that the value involved is inestimable, in an eventual conviction.

Main facts

On January 15, 2016, the MP-ES filed a public interest civil action seeking the condemnation of Samarco for the payment of diffuse emotional distress, due to the alleged constraints experienced by the population of the municipality of Colatina, due to the failure of the tailings dam in the city by Mariana. For information on this accident, see item 7.9 of this Reference Form.

The plaintiff has filed provisional remedies, through which he intends: (i) to block the amount of R$2 billion in the Defendants’ accounts, in order to guarantee future execution; (ii) removal of the fiscal confidentiality of the Defendants; (iii) provision of documentation relevant to the accident; and (iv) communication to the CVM regarding this demand.

In this sense, the MP-ES requested the disregard of the corporate entity of the shareholders of Samarco, claiming that, although there is no evidence that Samarco, owner and operator of the Fundão Dam, is in a state of insolvency, it could happen.

On January 22, 2016, the MP-ES filed an amendment to the complaint, whereby it included as a beneficiary the Municipal Consumer Protection and Defense Fund, in the amount of R$2,000,000.00.

On January 19, 2016, Samarco filed a defense whereby it argued that measures to protect those impacted by the accident had already been implemented and that the financial resources were being fully used to remediate the damages caused by the accident. In addition, Samarco argued that provisional remedies were not useful to justify their acceptance, and that, in addition, they could jeopardize additional efforts to mitigate the impacts caused by the accident.

On February 11, 2016, the decision denying the interlocutory relief requested by the MP-ES regarding the freeze of moneys of the defendants was handed down.

On February 17, 2016, the MP-ES filed an interlocutory appeal (“AI”) against the decision that denied the provisional remedy, requesting the freezing of R$2 billion and disregarding of corporate entity of the Defendants, among other measures.

On March 10, 2016, the decision that postponed the analysis of the active effect sought by the MP-ES was pronounced, so that, before the decision, the Trial Court Judge was notified to provide information, as well as summoned the Defendants to produce a statement.

On March 23, 2016, a decision was pronounced regarding the AI filed by the MP-ES, which maintained the decision that had been appealed. Since it is a decision by the trial court, however, one must await the trial of the appeal by a panel of judges.

On April 19, 2016, Vale filed appellee’s brief to the appeal, requesting its rejection.

On April 25, 2016, Vale filed a defense, requesting the judgment of insufficiency of the plaintiff’s claims; in addition to the judgment against the Plaintiff for the payment of legal costs and fees, in the absence of collective emotional distress to be indemnified.

On June 16, 2016, the MP-MG filed an objection to the answers presented by the defendants, reiterating in full the terms of the complaint.

On October 3, 2016, an order was issued, attesting to the existence of a positive conflict of jurisdiction regarding claims related to the dispute, and for this reason, determined the subpoena of the MP-MG for statement on the appellate decision.

On November 04, 2016, a decision was rendered determining the remittance of the case to the 12th Federal Court, in compliance with the appellate decision rendered within the scope of the interlocutory appeal No. 000320103.2016.8.08.0014, filed by the MP-MG, which accepted the preliminary argument of lack of jurisdiction raised by the defendants and ordered the remittance of the case to the 12th Federal Court.

On November 23, 2016, the case was remitted to the 12th Federal Court of Belo Horizonte.

On March 29, 2017, a decision was issued that, considering the homologation decision handed down in proceedings 697586120154013400 and 238630720164013800, suspended the deed until further judicial decision.

In the first instance, the Defendants have already filed a defense, requesting the denial of the claim.

On May 30, 2017, the suspension of the proceeding was determined, in accordance with the decision rendered on March 29, 2017.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

The financial impact can reach up to R$ 2,000,000,000.00, which was the amount in dispute given by the MP-ES. However, it should be emphasized that the lawsuit is still on a very preliminary stage, which makes it difficult to perform a more accurate analysis of the damages in the event of loss.

Notes	Not applicable.

14) Case no. 0062888-27.2016.4.01.3800 (Formerly case no. 0016395-63.2016.8.13.0521)

Court	12th Federal Court of the Judicial Branch of Belo Horizonte (origin: 2nd Civil Court of the Judicial District of Ponte Nova — Court of Appeals of the State of Minas Gerais (“TJMG”)

Instance	Trial Court

Filed on	18/02/2016

Parties	Prosecution Office of the State of Minas Gerais (Plaintiff) (“MP-MG”) and Samarco, Vale and BHP (together, “Defendants”)

Values, goods or rights involved

Value attributed to the claim by the Plaintiff of R$600,000,000.00.In view of the object and progress of the proceeding, the Company understands that it is the amount involved in an eventual condemnation to be invaluable.

Main facts

On February 17, 2016, the MP-MG filed a public-interest civil action, whereby it intends to order that Defendants adopt certain measures aimed at recovering the damages allegedly caused to the urban environmental heritage of the Municipality of Barra Longa, District of Gesteira and Village of Barretos. The MP-MG intends to determine the compliance, by the Defendants, of generic obligations to do, as well as the preventive constriction of a sum in order to “guarantee” the future performance of measures still unknown.

On February 19, 2016, a decision was rendered by the TJMG, granting the preliminary injunction, in order to (i) partially grant the interlocutory relief determining the fulfillment of the following obligations, under penalty of a daily fine of R$500,000.00: (a) of basic, structural and executive projects for the full recovery of impacted public assets, and (b) to carry out works to contain the entire Rio do Carmo river bed in the necessary stretches, (ii) to determine the blockade of R$500,000,000.00, and (iii) to determine the submission of an agreement proposal, if any.

On February 18, 2016, Samarco filed a petition, whereby (i) it requested that (a) the case be remitted to the Federal Court, given the lack of jurisdiction of the TJMG to adjudicate the case, (b) the designation of a conciliation hearing between the parties before the examination of a possible preliminary injunction, as well as (ii) it stated that Samarco has already implemented several supporting measures, in addition to the execution of a preliminary commitment instrument with the Federal Prosecution Office and the MP-MG for the creation of a fund, in the amount of R$1 billion, to repair social and environmental damages resulting from the disaster.

Additionally, in the context of the above-mentioned petition, Samarco already clarified that documents that demonstrate the relevant deposits and guarantees have been provided, in the amount of R$2.3 billion, as well as the adoption of measures aimed at repairing alleged social and environmental damages of the Fundão Dam’s accident. Furthermore, it argued that the granting of financial constraints could have negative effects on Samarco and on the obligations assumed by it to mitigate the impacts resulting from the failure of the dam in Mariana. Therefore, it requested the dismissal of the injunction formulated at the initial.

On February 23, 2016, a decision was issued that determined the maintenance of the records in the State Court.

On March 1, 2016, Samarco, on petition, stated its interest in settling on the terms of the claim.

On March 4, 2016, Samarco filed a petition with the purpose of expressing its opinion on the decision that granted the preliminary injunction, in which it stated that it had begun the works for the reconstruction, recovery and repair of the public assets affected by the accident, as well as contracting specialized company, called 3T Construções, to act in this lawsuit.

On March 17, 2016, Samarco filed a petition in which it demonstrated the full compliance with the preliminary injunction, and it is certain that all necessary emergency measures are already being executed.

On March 18, 2016, Vale filed a petition with the purpose of evidencing compliance with the preliminary injunction, stating that Samarco hired specialized companies to start the Barra Longa infrastructure reconstruction activities, and the projects are in the elaboration phase.

Against the injunction, Vale, BHP and Samarco filed an interlocutory appeal, to which a supersedeas was granted.

On April 8, 2016, Vale filed an answer in order to demonstrate that the measures pleaded by the Plaintiff have already been spontaneously complied with by Samarco. As a result, it requested the dismissal of the case, without prejudice, given the Plaintiff’s lack of interest in acting. Considering the hypothesis of the case not being dismissed without solving the merits, Vale also requested the judgment for the defendant of the requests formulated at the initial pleading, by means of the revocation of the granted injunction, in addition to the conviction of the Plaintiff for the payment of attorneys’ fees and costs.

On May 11, 2016, the plaintiff challenged the arguments presented by the defendants, reiterating the reasons stated in the initial pleading.

On March 30, 2016, a permit was issued for the withdrawal of the blocked amounts in Samarco’s accounts.

On June 8, 2016, a permit was issued for the withdrawal of the blocked amounts in Vale and BHPB’s accounts.

On June 27, 2016, the parties were summoned to indicate the evidence they intended to produce.

On July 5, 2016, Vale filed a petition stating that it intends to produce oral evidence, complementary documentary evidence, expert evidence and judicial inspection. Similarly, Samarco and BHPB have manifested themselves.

On October 11, 2016, a decision was issued that determined the submission of the case to the 12th Federal Court of Belo Horizonte.

On October 25, 2016, the records were received at the 12th

Federal Court of Belo Horizonte.

On March 29, 2017, a decision was published that, considering the homologation decision issued in the scope of cases No. 697586120154013400 and 238630720164013800, suspended the act until further decision.

On July 6, 2017, SAMARCO filed a petition requesting the issuance of a permit to collect the amounts still uncompleted in an account linked to the proceeding.

On September 15, 2017, the permit for the withdrawal of the amounts in favor of SAMARCO was issued.

On March 21, 2018, the proceeding was suspended in accordance with the decision rendered on March 29, 2017.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

The financial impact can reach up to R$ 600,000,000.00, which was the value of the cause given by the MP-MG. It should be noted, however, that no decision on merits has yet been made in respect of the claims made in the case, which makes it difficult to analyze more precisely the losses in the event of loss.

Notes	Not applicable.

15) Public-Interest Civil Action no. 23863-07.2016.4.01.3800

Court	12th Federal Court of Belo Horizonte

Instance	Trial Court

Filed on	03/05/2016

Parties

The Federal Prosecution Office (“MPF” or “Plaintiff”) and Samarco, BHPB, Vale, the Union, Minas Gerais and Espírito Santo States, the Brazilian Water Agency (“ANA”), the Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA”), the Brazilian Department of Mineral Production (“DNPM”), the Chico Mendes Institute of Biodiversity (“ICMBio”), the Brazilian Indian Foundation (“FUNAI”), the Brazilian Health Surveillance Agency (“ANVISA”), the Brazilian Institute of Historic and Artistic Heritage (“IPHAN”), the Brazilian Bank of Economic and Social Development (“BNDES”), the State Forestry Institute (“IEF”), the Minas Gerais Water Management Institute (“IGAM”), the State Foundation of the Environment (“FEAM”), the Minas Gerais State Institute of Historic and Artistic Heritage (“IEPHA”), the State Institute of Environment and Water Resources (“IEMA”), the Espírito Santo Institute of Agricultural and Forestry Defense (“IDAF”) and the State Agency for Water Resources (“AGERH”) (together, “Defendants”).

Values, goods or rights involved

The amount attributed to the cause by the Plaintiff is R$155,052,000,000.00. Owing to the object and the current stage of the suit, the Company understands that the value involved is inestimable, in an eventual conviction.

Main facts	On May 03, 2016, the MPF filed a public-interest civil action, through which it requires (i) the adoption of measures aimed at mitigating the social, economic and environmental impacts resulting from the failure of the Fundão dam, as well as other emergency measures; (ii) judgement against the Defendants for the payment of compensation to the community for the time in which it would have been impossible to enjoy a balanced environment; and (iii) judgement against the Defendants for the payment of collective personal injury. The following are among the requests made: that (i) the Defendants, mutually, within 30 days, deposit in their own private fund, under their own management and inspection by independent auditors of a specialized company, the initial value of R$ 7,752,600.000,00, which will be intended for the execution of the socio-environmental and socio-economic initial and emergency programs; (ii) the defendant companies, mutually, within 30 days, present adequate bonds in the amount of R$ 155,052,000,000.00; (iii) the defendant companies, mutually, in the event of a blocking or restrictive measure on the values of the fund, pay, within 5 business days, an amount equivalent to the amount blocked, in order to recover the minimum available net balance; (iv) a determination of the prohibition of encumbrance or alienation of the fixed assets of the Defendant companies, and the measure shall include, but not limited to, real estate, mining rights and equity interests held in the national territory; (v) the prohibition of distribution of profits by the defendant companies be ordered, either on the form of dividends, interest on own capital, or any other means; (vi) the judicial blocking of amounts derived from the profits of the companies that have not been distributed to date be ordered; (vii) the defendant companies, mutually and, in a subsidiary manner, the public entities: a) present a plan for the recovery, mitigation and social and environmental compensation of the entire environmental impact occurred as a result of the failure of the Fundão dam, within 90 days; b) present a plan for the recovery, mitigation, compensation and socioeconomic indemnity of the entire socioeconomic impact occurred as a result of the failure of the Fundão dam, within 90 days; (viii) the defendant companies and, in a subsidiary manner, the public entities, who pay the expenses and fees of international bodies that may be involved in the definition processes the most appropriate economic, social and environmental reparation measures, especially in the intermediation and interlocution with the affected communities; (ix) the defendant companies start and implement, as soon as the technique permits, the necessary actions to reestablish the environmental balance, restoration of the environment affected by the failure of the Fundão dam, and recovery, compensation and indemnification for socioeconomic damages, through the programs, projects and actions comprised in the environmental recovery plan of the entire environmental impact and in the socioeconomic recovery plan previously expected and duly approved by the Government, and this obligation must fall mutually between the defendant companies, and in a subsidiary manner to the public entities; (x) the Defendants adopt effective measures capable of permanently interrupting the dragging of mining tailings still retained in the Germano Complex or accumulated on the banks of the Gualaxo do Norte, Carmo and Doce rivers to their water bodies; (xi) the Defendant companies adopt effective measures capable of ensuring the stability and safety of the remaining structures used by Samarco in the city of Mariana and, within 30 days, present: a) proof of the adoption of measures to ensure the stability of the Germano Dam, the Santarém Dam and the other structures remaining in the Fundão (Dykes 2, Sela, Tulipa and Selinha); b) plan of emergency actions to be adopted in case of failure of structures; c) systematized update of the existing Emergency Action Plan based on a new “Dam Break” study of the Germano Dam, Santarém Dam and other remaining structures of Fundão; d) improvement of the roads indicated for the displacement of the population potentially affected in the event of a new failure, including by paving the expected escape route for the population of Barra Longa, which connects this municipality to that of Ponte Nova (MG); (xi) the companies, within 10 days, submit a detailed plan of short-term actions, without harm to the subsequent presentation of a definitive plan, for the management of the tailings from the Fundão dam; (xii) the Defendant companies carry out the environmentally appropriate disposal of mining waste that is removed from the area affected by the failure of the Fundão dam, with its introduction into another production chain; (xiii) the defendant companies, within 10 days, submit a detailed short-term action plan, without harm to the presentation of a subsequent definitive plan, for emergency actions for revegetation, reforestation and restoration of permanent preservation areas; (xiv) the defendant companies present, within 60 days, a preliminary diagnosis of all permanent preservation areas degraded along the marginal riverbanks of the Doce River Hydrographic Basin and, based on the diagnosis, elaborate a plan of emergency actions of its full recovery; (xvi) the defendant companies, within 30 days, initiate the execution of a plan of emergency actions for the recovery and conservation of the aquatic fauna, which must contain at least the following lines of action: a) schedule of actions for temporary restocking of affected native species; b) measures to support entities that have conserved specimens collected in the Arca de Noé Operation for the conservation of genetic material and the development of research; (xvii) that, within 30 days, the defendant companies submit and initiate the execution of a plan of emergency actions for the recovery of cultural assets of material nature and preservation of the cultural heritage of the districts of Bento Rodrigues, Paracatu de Baixo and Gesteira, as well as the Municipality of Barra Longa, following at least the following parameters: a) development and implementation, through authorized professionals, of archaeological project of the affected sites; b) dissemination of the scientific knowledge already produced regarding the archaeological heritage of the affected region, which access and continuation of research was made unfeasible by the changes in relief caused by the failure; c) execution of works of recovery of the affected cultural heritage, preferably by means of school-sites that favor the use and training of local labor; d) actions for the rescue, the generational transmission and the promotion of the cultural activities of the communities, such as parties and celebrations, traditional knowledge and techniques, workmanship and cooking; (xviii) to the defendant companies that, within 30 days, complete the process of registration of all those affected, considering for this purpose all entities, individual or legal, and communities that have suffered material or immaterial impacts as a result of the failure of the Fundão dam, located in the municipalities bathed by the Doce, Gualaxo do Norte, Carmo Rivers, Santarém creek and estuarine, coastal and marine areas between the municipalities of São Mateus (ES) and Aracruz (ES), among others.

According to MPF’s request, the values indicated therein were not determined by reason of Samarco’s dam accident, but by an unsubstantiated comparison of oil spills in the Gulf of Mexico.

On May 9, 2016, the records were withdrawn by the Office of the General Counsel for the Federal Government, for statement purposes. Then, the Federal Government filed for the denial of the preliminary injunction claims.

On June 03, 2016, a petition was filed by BHPB without prejudice to the filing of an answer within the legal term, requesting the denial of the MPF’s preliminary injunctions without first hearing the defendants. It was basically alleged: (i) the absence of periculum in mora; (ii) the absence of fumus boni iuris; and (iii) the existence of significant reverse risk.

On June 21, 2016, the State of Minas Gerais filed a petition requesting the denial of the claims for interlocutory relief made by plaintiff and requesting the dismissal of the case without prejudice due to the lack of interest in the suit by the MPF.

In July 2016, the Court excluded all government authorities and BNDES as defendants in this proceeding. In addition to it, the decision postponed the examination of preliminary injunctions for after the preliminary conciliation hearing and gave Samarco a notice to clarify, within 30 days, the issue of containment of the mud carried by the rains, specifying the emergency measures to be adopted.

On July 26, 2016, a decision was rendered granting the motion for clarification from MPF to institute a fine of R$ 150,000.00 against defendants on the ground of failure to comply with the preliminary injunction.

On August 10, 2016, Samarco filed a petition stating that it would comply with the preliminary injunction and take all necessary measures to reinforce the remaining structures, in addition to the containment and management of the Fundão tailings. However, it stated that, given the complexity of the necessary measures, the definitive solutions take time, so that it would be unreasonable to comply with the MPF’s preliminary injunction requesting that the defendants be ordered to pay a fine and to dredge and dry the tailings existing in the region.

In September 2016, a preliminary conciliation hearing was held.

On October 05, 2016, a hearing was held among the parties and their lawyers to determine how to hire the firms specialized in expert evidence. Moreover, the compensation program developed by the companies was submitted and will be assessed by the MPF. A new meeting was held on October 28, 2016, in which the same topics were addressed.

On November 11, 2016, a decision was rendered shifting the burden of proof and notifying the experts to submit their fee proposals. In addition to it, the decision gave the defendants notice to file their defenses.

In January 2017, Samarco, Vale and BHPB entered into two preliminary agreements with the Federal Prosecution Office regarding this public-interest civil action and the public-interest civil action under No. 0023863-07.2016.4.01.3800 filed by the Brazilian government and others.

The Preliminary Consent Decree I, already partially ratified, has the purpose of defining the procedures and the negotiation schedule for the execution of a final consent decree, expected to occur by June 30, 2017. This Preliminary Consent Decree I creates the basis for the conciliation of two public-interest civil actions that seek to establish socio-economic and socio-environmental reparations and compensations for the impacts of the failure of the Fundão Dam: (i) the Public-Interest Civil Action No. 0023863-07.2016.4.01.3800, filed by the MPF (the amount indicated by plaintiff of R$155 billion), and (ii) the Public-Interest Civil Action No. 0069758-61.2015.4.01.3400, filed by the Federal Government, by the States of Minas Gerais and Espírito Santo, and other government officials (R$20.2 billion).

Both actions are pending before the 12th Federal Court of the Judicial District of Belo Horizonte.

The Preliminary Consent Decree I further provides: (a) the hiring of “experts” chosen by the MPF and paid for by the companies to perform a diagnosis and monitor the progress of the 41 programs of the TTAC signed on March 2, 2016 between the companies, the Federal Government and the governments of Minas Gerais and Espírito Santo and other governmental authorities; and (b) the holding of at least 11 public hearings by April 15, 2017, 5 being in Minas Gerais, 3 in Espírito Santo, and the others in the Krenak, Tupiniquim Guarani, Comboios and Caieiras Velhas indigenous lands, with the purpose of allowing the participation of the communities in the definition of the content of the final consent decree.

Additionally, a second Preliminary Consent Decree was executed, which establishes a timetable for the availability of funds for the programs of reparation of the socio-economic and socio-environmental damages caused by the failure of the Fundão Dam in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova, worth R$200 million (“Preliminary Consent Decree II”). This Preliminary Consent Decree II was ratified by the Judge of 12th Federal Court on March 23, 2017.

On January 24, 2017, Vale filed an interlocutory appeal against the decision that shifted the burden of proof, alleging, among other things, the inapplicability of the precautionary principle to the case, violation of the principle of legality, and the inconsistency of the shifting of the burden to the hypothesis.

On January 26, 2017, a decision was rendered suspending the course of the procedural deadline for the deposit of R$ 1.2 billion and opened a five-day deadline for the plaintiffs to express their opinion on the Preliminary Consent Decree I, executed between the defendants and the MPF.

On March 16, 2017, a decision was rendered which (i) partially ratified the Preliminary Consent Decree I and II, determining the suspension of the case until further judicial deliberation, (ii) accepted, for the time being, the guarantees provided for in the Preliminary Consent Decree I, with the caveat that they do not replace or modify the preliminary injunction order for cash deposit.

On May 15, 2017, a joint petition was filed by the defendants, requiring an additional 30 days to define the entity that will carry out the socio-economic diagnosis of those affected.

On May 15, 2017, a decision was rendered granting the delay of the term required by the defendants.

On June 13, 2017, a petition of the defendants was inserted in the record requesting an additional 30 days to conclude the negotiations on the definition of the company that will carry out the socio-economic diagnosis, upon which the Federal Prosecution Office agreed by means of a petition filed on June 26, 2017.

On July 6, 2017, a joint petition of Samarco, Vale and BHP was filed requesting the extension of the term of suspension of the case until October 30, 2017.

On July 17, 2017, a decision was rendered which (i) reiterated the suspension of the case to safeguard the term for challenging the Federal Prosecution Office’s answer, and (ii) failed to examine the request filed by the Public Defender’s Office for the Federal Government, towards joining the suit, as it will be the object of deliberation in the record of the ACP (Public-Interest Civil Action) of R$20 billion.

On August 28, 2017, a petition was filed by the Municipality of Mariana requesting its acceptance as an assistant co-party or, alternatively, as a simple assistant.

On October 31, 2017, a decision was issued, which granted the request made by Samarco, Vale, BHP and the Federal Public Prosecutors’ Office and approved a partial alteration to the Preliminary Conduct Adjustment Agreement, granting a deadline of November 16, 2017 to present the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Conduct Adjustment

Agreement and the approval granted on March 16, 2017.

On November 20, 2017, a decision was rendered which, by granting a request submitted by Samarco, Vale, BHP and the Federal Prosecution Office, ratified a partial amendment to the Preliminary Consent Decree, granting the deadline until April 20, 2018 for the submission of the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Conduct Adjustment Agreement and the approval granted on March 16, 2017.

On April 24, 2018, Samarco, Vale and BHP filed a petition requesting authorization to hire the Getulio Vargas Foundation to work on the socioeconomic diagnosis of the impacts of the failure of the Fundão Dam.

On May 3, 2018, a decision was rendered authorizing the hiring of the Getúlio Vargas Foundation to act in the socio-economic diagnosis of the impacts resulting from the failure of the Fundão Dam.

On May 4, 2018, Samarco filed a motion for clarification on the decision that authorized the hiring of the Getulio Vargas Foundation to act in the socio-economic diagnosis of the impacts resulting from the failure of the Fundão Dam, so that a material mistake could be remedied, clarifying that it will act as technical assistant to the Federal Prosecution Office.

On May 8, 2018, a decision was rendered granting the motion for clarification filed by Samarco, to clarify that the Getulio Vargas Foundation will act as technical assistant to the Federal Prosecution Office.

Currently, the parties remain in negotiations for the final consent decree, and the action is suspended until June 25, 2018, prevailing the effects of the decision rendered on March 16, 2017.

On August 31, 2018, a joint decision was issued that (i) deemed the phase of the acquaintance of ACP No. O069758-61.2015.340O extinct, pursuant to article 487, item III, “b” and Article 354; both of the CPC; so that it may have its juridical and legal effects; (ii) suspended ACP No. 0023863-07.2016.4.01.3800 in relation to applications not contemplated in the Term of Conduct Adjustment (TAC Governance) and Amendment to the Preliminary Adjustment Agreement - which is intended to adjust the provisions of the TAP in what concerns the activities related to the socioeconomic axis, allowing the socioeconomic diagnosis and the contracting of the technical advisory services to the affected people -, duly homologated; (iii) immediately suspended ACP No. 0023863-07.2016.4.01.3800, until the MPF and the companies, by mutual agreement, define the remaining requests, submitting them to the deliberation of this judgment. Against this decision, a clarification request was made regarding the adequacy of the TAP and its amendment. This request for clarification was received as a statement of objection only with respect to that part of the judgment that is the subject of the request for clarification.

On September 24, 2018, a decision was issued determining the drawing up of a certificate of res judicata and suspension of this Public Civil Action.

On September 27, 2018, a decision was issued that (i) denied the request for intervention of the Municipality of Ponte Nova as amicus curiae or joint litigant, (ii) denied the request of the Federal Government Public Defender’s Office (“DPU”) to enter the suit as a party, allowing only its admission in the deed as armicus curiae, (iii) denied the request of the Municipality of Mariana to join the proceedings as a simple assistant or joint litigant, (iv) denied the request for intervention by the Bar Association as amicus curiae, (v) dismissed the request for intervention of the Municipality of Ouro Preto for admission to the event by means of anomalous intervention, (vi) rejected the request for intervention from the Group of Socio- environmental Studies and Research GEPSA HOMA Centro de Direitos Humanos and Companies of ORGANON Núcleo de Estudo Pesquisa e Extensão em Mobilizações Sociais and Extensão Política Economia Mineração Ambiente e Sociedade POEMAS as armicus curiae, (vii) denied the request for intervention of the Municipality of Anchieta to join in the act by means of anomalous intervention, (viii) denied the request for suspension of the effects of the decision until the judgment of the requests now ready and devoid. The decision also emphasized that the additive interpretative legal reservations imposed by the court remain valid and determined the summons of other procedural interested parties for demonstration within the legal term of the motions for clarification. Finally, the institutional adhesion of the Prosecution Office of the State of Espírito Santo, the DPU of the Office of the Public Defender of the State of Minas Gerais and the Office of the Public Defender of the State of Espírito Santo to the Preliminary Adjustment Term (TAP) was homologated, so that it makes the legal effects. Following and in fulfillment of the decision of sheets 13884, it was determined the suspension of this suit until further judicial deliberation.

On November 14, 2018, a joint petition was filed requesting a 90-day extension for the completion of the work and adjustment of the Renova Foundation Statute.

On December 5, 2018, the proceeding was suspended.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

The amount in dispute given by the MPF is R$ 155,052,000,000.00. It should be noted that a decision on the merits of the claims made in the application has not yet been issued, which makes it difficult to analyze more precisely the losses in the event of loss.

Notes	Not applicable.

16) Case No. 16-CV-8800

Court	New York Federal Court

Instance	United States District Court for the Southern District of New York

Filed on	06/03/2017

Parties	Holders of securities issued by Samarco Mineração S.A. (“Plaintiffs”) and Samarco, Vale e BHPB (together, “Defendants”)

Values, goods or rights involved	Amount to be assessed during the pre-trial phase.

Main facts

In March 2017, the Plaintiffs filed a collective action claiming indemnification for alleged violations of bond laws and other credits related to the purchase and sale of debt securities issued by Samarco.

The Plaintiffs claim that Vale would have made false and misleading representations or omitted disclosures on the risks and hazards of the operations at Samarco’s Fundão dam and the adjustment of related programs and procedures.

After the Fundão dam failure incident that took place in November 2015, the Plaintiff state that the bonds suffered a severe devaluation, so that the investors who had mistakenly purchased them should be indemnified.

On April 4, 2017, the Plaintiffs filed a petition voluntarily waiving any suits that had been raised against individual Defendants.

On June 26, 2017, Vale and the other Defendants collectively filed a motion to dismiss the suit.

On August 1, 2017, the motion to dismiss was disputed by the Plaintiffs.

On August 31, 2017, Vale and the other Defendants collectively filed a reply against the dispute filed by the Plaintiffs.

In March 2018, the judge handed down a decision that rendered the motion to dismiss as extinct without prejudice and determined that the Plaintiffs should submit an amendment of the complaint. The Plaintiffs have already submitted the amendment and on April 30, 2018 the judge defined a new schedule for the lawsuit, according to which a new motion to dismiss should be submitted on May 21, 2018 against the group of Defendants. On May 21, 2018 the Defendants submitted a motion to dismiss.

On October 5, 2018, there was a special hearing with the Judge, in which the parties presented verbal arguments on the case.

At the date of this Reference Form, a decision of the Judge is awaited on the motion to dismiss following the verbal arguments presented at the hearing on October 5, 2018.

Chances of loss	Possible

Analysis of impact in the case of losing the suit /	An ultimately unfavorable decision in the lawsuit could cause financial losses to the Company, as well as damage to its

Reasons this case is significant to the Company	image.

Notes	Not applicable.

17) Case No. 0033942-91.2016.8.13.0400

Court	1st Civil Court of Mariana/MG

Instance	Trial Court

Filed on	28/09/2016

Parties	Prosecution Office of the State of Minas Gerais (Plaintiff) (“MP- MG”) and Samarco, Vale and BHP (together, “Defendants”)

Values, goods or rights involved

Value attributed to the claim by the Plaintiff of R$1,394,308.39. Owing to the object and the current stage of the lawsuit, the Company understands that the value involved is inestimable, in an eventual conviction.

Main facts

On August 29, 2016, the Public Prosecutor’s Office of the State of Minas Gerais filed this public civil action claiming that the suspension of Samarco’s activities might have prevented the City of Mariana from receiving the Financial Compensation for the Exploitation of Mineral Resources — “CEFEM”, which proceeds would be usually destined to health and education expenditures. This is the reason why it asks for the Defendants to be preliminarily required to make a monthly payment to the Government of the City of Mariana in the amount of R$1,394,308.39, corresponding to the monthly average amount of the City’s revenue from Samarco’s activities.

On September 12, 2017, a decision was handed down rejecting the temporary restraining order requested by the Public Prosecutor’s Office of the State of Minas Gerais.

Against that decision, the Public Prosecutor’s Office lodged a bill of review, the temporary restraining order of which was rejected (case no. 0766492-37.2016.8.13.0000)

On December 6, 2017, Samarco filed an objection stating that Public Prosecutor’s Office’s request was unreasonable, since the Public Prosecutor’s Office was not entitled to do so. Moreover, Samarco states that the payment of such compensation is not due, since its operations have been stopped.

On August 31, 2017, Vale submitted its objection, where it requested the litigation to be extinct, since the Public Prosecutor’s Office is not entitled to claim any ownership rights inherent to the City of Mariana; and the requests to be judged with prejudice, as the payment of a compensation would not be applicable given the suspension of Samarco’s operations.

On November 7, 2017, an order was handed down summoning the parties and asking them to point out any questions of fact and law that they regarded as relevant to the judgment of the case.

On November 20, 2017, the petitions were filed in accordance with the order dated November 7, 2017.

On April 2, 2019, the records were sent to the 12th federal court of BH.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

The financial impact may reach R$1,394,308.39, which was the value in dispute as determined by the Minas Gerais Public Prosecutor’s Office. However, it should be emphasized that the lawsuit is still on a very preliminary stage, which makes it difficult to perform a more accurate analysis of the damages in the event of loss.

Notes	Not applicable.

18) Case No. 0019601-77.2017.4.01.3800 (Formerly case no. 0041994-76.2016.8.13.0400)

Court	12th Federal Court of Belo Horizonte/MG

Instance	Trial Court

Filed on	10/26/2016

Parties	Prosecution Office of the State of Minas Gerais (Plaintiff) (“MP- MG”) and Samarco, Vale and BHP (together, “Defendants”)

Values, goods or rights involved	Sum demanded by the Plaintiff: R$150,000,000.00. Owing to the object and the current stage of the lawsuit, the Company understands that the value involved is inestimable, in an eventual conviction.

Main facts

On October 26, 2016, the Public Prosecutor’s Office of the State of Minas Gerais filed this public civil action in an attempt to have VALE, SAMARCO and BHP sentenced to recover any damages allegedly caused to speleological assets, such as shelters, grottoes, and caves.

On November 22, 2016, the pre-trial conference was held; however, the parties failed to reach an agreement.

On February 8, 2017, SAMARCO filed its opposition asking for the lawsuit to be dismissed, as virtually all of the cavities identified by the Plaintiff as challenged are not legally protected. As for the other points, SAMARCO demonstrated the lack of evidence of the alleged damages as claimed by the Plaintiff. Moreover, Samarco asked the records to be sent to the 12th Federal Court, given the interest of the Federal Government in this litigation.

On February 16, 2017, the oppositions submitted by VALE and BHP were adjoined, both of which requested the lawsuit to be dismissed.

On April 7, 2017, the case records were definitely sent back to the 12th Federal Court of Belo Horizonte.

On September 6, 2017, an order was published granting the MPF access to the records, so that the MPF could submit its position on its entitlement to file this lawsuit.

On October 30, 2017, an order was published determining a stay of proceedings considering the decision handed down in cases no. 23863-07.2016.4.01.3800 and no. 69758- 61.2015.4.01.3400.

On February 7, 2018, the suspension of the suit was determined, in accordance with the decision rendered on September 6, 2017.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

The financial impact may reach R$150,000,000.00, which was the value in dispute as determined by MP-MG. It should be noted, however, that the lawsuit is still at a very early stage, which makes it difficult to analyze damages more precisely in the event of loss.

Notes	Not applicable.

19) Case no. 1009492-23.2017.4.01.3400

Court	22nd Federal Court of the Federal District’s Judicial District

Instance	Trial Court

Filed on	8/9/2017

Parties

Max Mauran Pantoja da Costa, Antonio Augusto de Miranda e Souza, Ronaldo Tedesco Vilardo, Silvio Sinedino Pinheiro, and Délvio Joaquim Lopes de Brito as the Plaintiffs, and Vale S.A., Valepar S.A., Banco Nacional do Desenvolvimento Econômico e Social — BNDES, BNDES Participações S.A. — BNDESPAR, Fundação dos Economiários Federais — FUNCEF, Fundação Petrobrás de Seguridade — PETROS, Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI and the Federal Government, as the Defendants

Amounts, assets or rights involved	Invaluable value

Main facts

This citizen suit was filed by some FUNCEF executives and oil workers against Vale, Valepar, BNDES, BNDESPAR, the Federal Government, FUNCEF, PETROS and PREVI, with a request for an injunction, so that a suspension would be granted for: i) the conversion of Vale preferred stocks into common stocks; ii) the extinction of the existing control block; iii) the merger of Valepar by Vale; and iv) all other acts and deliberations made at the Special General Meeting held on June 27, 2017, where the acts required for Vale to have access to the B3 New Market were approved. As for the merits, the annulment of said General Meeting was requested pursuant to the allegation that Vale’s new corporate structure and its access to the New Market would cause damage and losses to the Federal Government and the respective entities and controlled companies.

The injunction was rejected by the Court and as no appeal was lodged against it, it is now stabilized.

On January 22, 2018, Vale, on its own behalf and as a successor to Valepar, objected to the action. The defense of the other Defendants is still being awaited.

Chances of loss	Possible.

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company	The lack of success in such lawsuit may cause relevant financial and reputational losses to the Company.

Notes	Not applicable.

20) Case no. 0024916-76.2013.8.08.0024

Court	10th Civil Court of Vitória/ES

Instance	Appellate Court

Filed on	4.20.2005 (Labor Court) and 7.10.2013 (State Court)

Parties	Sindfer — Union of Railway Company Workers of the States of Espírito Santo and Minas Gerais X Vale S.A. and Fundação Vale do Rio Doce de Seguridade Social — Valia

Values, goods or rights involved	Value of the matter in controversy as attributed by the Union: R$18,000.00. The amount involved, according to an analysis of the Company as of December 31, 2018 was R$1,193,615,092.85.

Main facts

This lawsuit was filed on April 20, 2005 with the Labor Court under no. 0045300-92.2005.5.17.0007, where the Union appeared as a procedural representative and the substituted parties were workers admitted before April 30, 2005 who continued with a valid employment relationship. In this action, the workers claim that at their admission they automatically adhered to the Private Retirement Plan maintained by Vale with VALIA, whereby they regarded such plan as an integral part of their employment agreement for all legal purposes.

In this action, the workers claim:

• The nullity of the agreement regarding the migration from the Valia Supplementary Retirement Plan to Vale Mais, with a return to the previous plan;

• That the Defendants should be ordered to maintain all the conditions and advantages of the existing plan when each of the workers was admitted, provided that any more beneficial conditions that may have occurred after the migration are preserved;

• That the Defendants should be ordered to proceed with the collection of any differences in contributions in favor of Fundação Valia since the date of the undue migration to the Vale Mais Plan, namely from 5.1.2000 until the date of the actual full payment, as well as with the collection of any amounts to establish the mathematical reserve, in accordance with the rules in force at the admission of each of the workers, duly adjusted;

• Indemnification for pain and suffering to be paid to each worker, in an amount equal to 10 basic wages earned by such worker, plus any legal advantages as in force at the time when the lawsuit was initiated; and

• Payment of any differences related to any benefits that may have been granted after this action was filed and as granted under the Vale Mais Plan rules.

On October 8, 2010, the sentence dismissing the action was published. The Union and Plaintiff lodged an appeal against the first-instance judgment and, on November 12, 2011, a court decision was published admitting the ordinary appeal lodged by the Plaintiff and, as for the merits, the appeal was partially granted so as to admit the preliminary allegation claiming non-adjudication based on the lack of analysis and judgment of the request for pain and suffering; as well as it partially accepted the preliminary allegation of nullity of the judgment based on the curtailment of the right of defense to declare the nullity of the judgment and determine that the court records should return to the court of origin, in order to resume the pre-trial phase.

After the records were returned to the court of origin, a new pre-trial phase began with expert evidence proceedings. However, on March 18, 2013 a new first-instance decision was handed down, where the judge understood that, as the lawsuit involved a complementary allowance to the retirement plan from a non-profit retirement entity, based on the interpretation of the Brazilian Supreme Court - STF, Labor Courts would not have material jurisdiction, which is granted to the State Courts.

After the parties were summoned, no appeals were lodged, and the case was sent ex officio on July 8, 2013 to the State Court of Vitória/ES under no. 0024916-76.2013.8.08.0024. Then, the judgment dismissing the claim was rendered. The Union and Plaintiff lodged an appeal and we filed our answer brief. At the session held on March 13, 2018, the lodged appeals were judged so as to unanimously accept VALIA’s Consolidated Appeal to declare the forfeiture of the request for nullity of the migration to the Vale Mais Plan, considering the expiration of the deadline for filing an action. The authors objected to a motion for clarification, which was not known, for this reason it would be in theory, in favor of the author union to bring a special appeal.

Chances of loss	Remote

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company	The relevance of the action is due to the adjusted amount of the remote loss forecast (as of December 31, 2018), that is, R$1,193,615,092.85.

Notes	Not applicable.

(iv) Environmental

The tables below contain an individual description of the environmental lawsuits regarded as relevant for the businesses of the Company and/or its controlled companies.

1) Case no. 0317.02.002974-8

Court	2nd Civil Court of the Court District of Itabira - Minas Gerais

Instance	Trial Court

Filed on	26/09/1996

Parties	City Hall of Itabira (Plaintiff) and Vale (Defendant)

Values, goods or rights involved	R$6,143,964,639.11 (as of December 31, 2018)

Main facts

The municipality of Itabira claims indemnification for the expenditures it might have incurred with public services rendered as a consequence of Vale’s mining operations.

The proceeding was suspended on that occasion, as it awaited the trial of a writ of mandamus filed by Vale so that a favorable evidence produced in another proceeding be used in this proceeding (item 2 below).

In January 2012, the writ of mandamus was judged to the detriment of Vale. However, this proceeding remained suspended at that time, since the first-instance court had not yet received any information from the Court of Justice of Minas Gerais related to the judgment of the writ of mandamus. The parties filed a joint petition on March 12, 2013, with a petition for overturn of the act to attempt settlement.

On March 27, 2014, the proceedings were stayed by an agreement between the parties, but it was later resumed as the parties failed to reach an agreement.

On November 19, 2015 an order was published asking the City of Itabira to inform of the judgment of the writ of mandamus.

On March 29, 2016, the City of Itabira informed that Writ of Mandamus no. 1.0000.07.465984-8/000 was denied and summoned the already appointed Expert to produce an expert evidence.

On June 12, 2017, the subpoena of the municipality of Itabira was determined to express its opinion on the proposal of fees, under penalty of debarment of the evidence.

On November 20, 2017, the records of the municipality of Itabira were received, in which the author requested the appointment of a conciliation hearing, with the purpose of reaching a composition between the parties.

On June 11, 2018, the records were handed over to the Attorney General’s Office and returned on June 20, 2018.

On August 15, 2018, the records were final for order, remaining thus until the date of this Reference Form.

Chances of loss	Total amount as split between a possible loss (15%) and a remote loss (85%).

Analysis of impact in the case of losing the suit / Reasons this case is significant to the Company

An occasional unfavorable decision in the lawsuit would cause significant financial losses to the Company, but there is no risk that the operations might stop.

Considering that the purpose of the public civil action is declaratory in nature, there is no way to estimate, a priori, the total economic value involved in the cause.

Notes	Not applicable.

2) Case no. 0317.02.007032-0

Court	1st Civil Court of the Court District of Itabira - Minas Gerais

Instance	Trial Court

Filed on	22/08/1996

Parties	City Hall of Itabira (Plaintiff) and Vale (Defendant)

Values, goods or rights involved	R$ 5,305,853,134.00 (as at December 31, 2018)

Main facts

The action initiated by the City of Itabira, in the State of Minas Gerais, claiming that the operations in the iron mines at Itabira caused environmental and social damages and demanding the restoration of the location and the conduction of environmental recovery programs in the region. An expert examined was made for this action and the expert report jointly issued by the Brazilian Environment and Natural Resources Institute (“IBAMA”) and the State Environment Foundation (“FEAM”) was favorable to Vale. However, the City requested new expert evidence to be produced, which was accepted by the judge. For this purpose, a multidisciplinary from the Lavras Federal University was designated. On November 6, 2012 a conciliation hearing was held, where the request for staying the proceedings until May 6, 2013 was accepted so that the parties would try to reach an agreement. Considering the expiry of the suspension term, the City was summoned to express its opinion on the amount of the expert’s fees. In February 2014, the City of Itabira submitted its declaration regarding the proposal of expert’s fees and asked the amount of R$1,604,000.00 to be reviewed, considering that the City may provide some inputs, such as accommodations, meals and the plants, maps or sketches.

On May 7, 2015 a judicial order was published summoning the appointed expert to express himself and inform on the possibility of reducing the expert’s fees within 10 (ten) days. On January 19, 2016, the declaration petition was filed by Vale, which confirmed that the expert examination to be prepared for this action had been requested by the City of Itabira and, for that reason, the Company is not responsible for paying the expert’s fees, in accordance with Article 33 of the Brazilian Code of Civil Procedure. On February 15, 2016 it was informed that the deadline for the Plaintiff, the Municipality of Itabira, for filing its declaration had expired without any declaration being submitted. On June 6, 2016 another expert was appointed to replace the former one and the presentation of the respective fees is still pending. On January 30, 2017 the case records were sent to the City Treasury Attorney’s Office. On January 30, 2018, the records were prepared for a judicial order.

On June 11, 2018, the records were handed over to the Itabira Municipal Tax Attorney and returned on June 20, 2018, with a request for a conciliation hearing.

On February 14, 2019, a conciliation hearing was held. Vale expressed interest in conciliating, which resulted in the suspension of the proceeding until the technical report was joined in the records of Public Civil Action No. 0029771- 40.2002.8.13.0317, at which time Vale will meet with the municipality and the Public Prosecutor to try to conciliate.

On February 22, 2019, a certificate was attached to the file, attesting the distribution dates of the lawsuits in which the municipality of Itabira and the company are held, and have cause for request and similar request.

On March 23, 2019, the case was suspended by judicial decision.

Chances of loss	Total amount as split between a possible loss (7%) and a remote loss (93%).

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

An occasional unfavorable decision in the lawsuit would cause significant financial losses to the Company, but there is no risk that the operations might stop.

Considering that the purpose of the public civil action is declaratory in nature, there is no way to estimate, a priori, the total economic value involved in the cause.

Notes	Not applicable.

3) Case no. 5087538-63.2016.8.13.0024

Court	1st Court of the State Public Treasury and Instrumentalities of the Court District of Belo Horizonte - Minas Gerais

Instance	Trial Court

Filed on	17/06/2016

Parties	Vale and MBR (Plaintiffs) and the State of Minas Gerais (Defendant)

Values, goods or rights involved	R$114,161.93 (as of December 31, 2018)

Main facts

This is an Annulment Action filed by Vale and MBR against the State of Minas Gerais seeking the annulment of Tax Assessment no. 88525/2016, which determined the embargo of all the operations carried out within 250 meters from the natural underground cavities existing at the Jangada and Feijão mines.

In June 2016, an interim protection was granted to suspend the effects of the Notice of Violation referred to in the complaint, thus allowing the companies to resume their operations at the embargoed areas, provided that no environmental impact occurs that may be regarded as a violation pursuant to the law.

The State lodged an Interlocutory Appeal, which was partially granted, for the single purpose of determining the penalty guarantee, and the injunction that had been granted was maintained.

The amount of R$83,074.72 related to the penalty imposed at the Tax Assessment was judicially deposited as determined by the Court of Justice of Minas Gerais.

After the presentation of the contestation and challenge, the parties informed that there was no further evidence to be produced, challenging the judgment in advance.

On October 24, 2018, a sanction decision was issued in the proceeding, in which it remained recorded, in the following terms: “The parties gave up producing other evidence, in addition to the documents. Therefore, I decree the closing of the procedural instruction. Once this decision has been judged, include the judgment, under the terms of article 12 of the Code of Civil Procedure.”

The proceeding have been concluded since February 14, 2019 for judgment.

Chance of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

The amount of the fine imposed in the Notice of Violation has already been deposited as security by Vale, and it will no longer have financial expenses. In view of the accident and the total stoppage of the activities at feijão mine (where the dam failure occurred), if the decision is unfavorable, considering that production is already at a standstill, the Company would not have any new impacts in this regard.

Notes	Not applicable.

4) Case no. 26.295.47.2012.4.3700

Court	8th Federal Court of São Luís - Maranhão

Instance	Trial Court

Filed on	22/07/2012

Parties	Sociedade Maranhense de Direitos Humanos, Conselho Indigenista Missionário (CIMI), Centro de Cultura Negra do Maranhão - CNN (Plaintiffs) and IBAMA and VALE (Defendants).

Values, goods or rights involved	Invaluable.

Main facts

The aim of a public civil action is to suspend the licensing process for the expansion of the Carajás railway. For that purpose, the Plaintiffs claim that the environmental licenses granted by IBAMA were based on an environmental study that was insufficient to characterize — globally - the impacts caused by the works, in addition to fragmenting the environmental licenses in order to replace the company’s obligation with the environmental compensation due as a consequence of the installation of the site. Finally, after some criticism against the required licensing model, the Plaintiffs required a declaration of invalidity of the licensing process.

In July 2012, the court granted the requested injunction by determining the suspension of all the building works and operations related to the expansion of the Carajás railway. Both Vale and IBAMA lodged appeals (bills of review) intending to revert the judicial decision, as well as submitted to the President of the TRF (Regional Federal Court) of the 1st Region (DF) a request for an injunction suspension by claiming (i) the risk of serious, irreversible economic losses that might occur if said injunction remained in force, as well as (ii) the fact that the environmental study prepared by Vale fully complied with CONAMA Resolution 237, so that there was no justification for the Plaintiff’s request related to the risk of a serious social and environmental unbalance. The request for suspension was accepted by the President of the TRF of the 1st Region and the Plaintiffs lodged an appeal against that decision. However, they were not successful in it and the decision in favor of Vale was maintained.

At the first instance, both Vale and IBAMA submitted their defenses claiming (a) the regularity of the licensing process, (b) that the study clearly defined all the diagnoses as to the impacts on the areas and communities under direct or indirect influence of the works (including traditional communities), and (c) the need for respecting the competence and technical discretion of IBAMA to conduct and complete the environmental study. In a recent decision, a federal judge has accepted the Federal Public Defender’s request to become a Plaintiff in the action. Vale lodged an appeal (interlocutory appeal) against that decision, which was in line with the opinion issued by the Federal Prosecutor Office (“MPF”), by stating that the Public Defender’s Office lacked legitimacy to appear in the action. The appealed decision was maintained, and the succession term was re-established for the Public Defender’s Office, IBAMA and VALE to submit their oppositions. The Public Defender’s Office corroborated the annulment of the Licensing and IBAMA was requested to submit new information on the operation of the railway and how the families would be removed from the area. After IBAMA declaration on August 12, 2014, the records were sent to the judge’s analysis. The injunction was rejected on September 15, 2014, and the State of Pará stated that it had no interest in the lawsuit. On February 27, 2015, an order was published informing the beginning of the term for Vale to submit its declaration on the licensing process produced by IBAMA.

On March 17, 2016 the production of expert evidence was accepted, as requested by Vale, which presented requisites and technical assistants on April 5, 2016.

On December 5, 2016, the MPF filed a petition opposing to the requisites presented by Vale.

On May 23, 2017, the records were prepared for the judge to decide on the acceptance of the requisites presented by Vale and the opposition submitted by the MPF.

The parties are still awaiting the above-mentioned order to be handed down and the requested expert examination to be provided.

The judicial expertise was designated for May 24, 2019, whose scope will be the analysis and verification of regularity of documents and information presented in the process of environmental licensing of the enterprise.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

A decision against Vale may affect the licensing process for the EFC expansion, as well as impact VALE’s logistic operations for the implementation of the distribution plan for the production originated from the S11D Project.

Notes	Not applicable.

5) Case no. 0013741-46.2017.8.08.0024

Court	5th State Court of the Treasury, City, Public Registers, Environment and Health

Instance	Trial Court

Filed on	25/05/2017

Parties	Associação Juntos SOS ES Ambiental (Plaintiff) and Vale (Defendant)

Values, goods or rights involved

Loss and/or limitation of the right to exploit artesian wells, payment of damages (without liquidation at the complaint), material (without liquidation at the complaint) and moral losses (without liquidation at the complaint) due to the claim of diseases caused by an alleged contamination, as well as the payment of collective moral or material indemnification resulting from an alleged violation of diffuse rights (as liquidated at the complaint in the amount of R$10,000,000.00). The value of the litigation is set in R$100,000,000.00.

Main facts	This Public Civil Action was filed by the Associação Juntos SOS ES Ambiental against Vale with a preliminary request for an urgent relief and a penalty involving an obligation to act, where the exploitation of artesian wells is question and the contamination of the Greater Vitória aquifers by Vale is claimed, as well as its operation of the Tubarão Complex. The urgency relief was requested for Vale to (i) suspend the exploitation of artesian wells, (ii) take measures to eliminate the alleged contamination of tanks, reservoirs and ponds of its industrial complex, (iii) submit evaluations at all water collection wells, tanks, reservoirs and ponds, (iv) implement an improvement plan for the sanitary treatment systems, (v) submit/execute implementation or expansion projects for high environmental risk undertakings and any other sources of great environmental impact (vi) submit a hydrological study to evaluate water availability and non-impact on the Greater Vitória aquifer, and (vii) submit an authorization for using underground water. The requests for an urgency relief were not granted. As for the merits, the Plaintiff requests that Vale should be sentenced to pay damages, property damages and those resulting from pain and suffering, to those who suffered from any diseases caused by the alleged contamination, as well as to pay an indemnification for personal or property damages, as a consequence of the alleged violation of diffuse rights, in the amount of R$10,000,000.00. The amount in controversy is established at R$100,000,000.00. Vale was cited on October 10, 2017, and filed its defense.

Chances of loss	Remote.

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company	In an event of a negative outcome, the Company will suffer expressive losses and inestimable damages to its reputation.

Notes	Not applicable.

6) Case no. 0002505-76.2015.4.02.5001

Court	1st Federal Criminal Court of the Federal Justice of Espírito Santo

Instance	Trial Court

Filed on	04/12/2015

Parties	Federal Police of Brazil (Plaintiff) and Vale (Defendant)

Values, goods or rights involved

Suspension of Vale’s operations at Pier II and the Coal Pier at the Port of Tubarão due to potential environmental damages resulting from the fall of iron ore and the emission of particulate materials into the atmosphere and at the marine area around Pier II and the Coal Pier.

Main facts

As part of an environmental investigation carried out by the Federal Police on January 21, 2016, the Federal Court of Espírito Santo ordered the suspension of the Company’s operations at Pier II and the Coal Pier at the Port of Tubarão due to potential environmental damages resulting from the fall of iron ore and the emission of particulate materials into the atmosphere and at the marine area around Pier II and the Coal Pier. Vale’s operations at Pier II and the Coal Pier at the Port of Tubarão were stopped for four days until the Regional Federal Court of the Second Region (“TRF”) suspended the effects of the injunction. TRF granted Vale 60 days for it to implement certain actions to monitor, control and attenuate the fall of iron ore and the emission of particulate materials into the atmosphere and the ocean. This 60-day term expired on March

25, 2016, and the Company understands that it is compliant with the requirements imposed by the TRF. At the first instance, an expert was appointed by the judge, and both Vale and the Federal Prosecution Office (“MPF”) submitted their requisites. The expert examination determined at the judgment of the writ of injunction began in April 2018.

On July 4, 2016, the TRF confirmed that the effects of the injunction had been suspended and ordered an expert examination to confirm whether Vale had properly implemented the actions to monitor, control and mitigate the release of iron ore at the terminal. Vale lodged an appeal against a portion of the TRF order. However, such action will not impact the performance of such expert examination, which began in April 2018.

As part of this process, the Company may be required to meet certain additional requirements to prevent or mitigate the decrease of iron ore and the emission of particulate matter in the sea and atmosphere or to suspend its activities in the port of Tubarão.

On September 28, 2017, Police Investigation no. 523/2014 (“IPL”), which caused the injunction, was reported and suggested that Vale should be charged. In June 2018, the MPF requested that the Federal Police reopen and continue the investigation.

In September 2018, the Company entered into a Term of Environmental Commitment (“TCA”) with the MPF, the state attorneys general and the environmental and water authority of the State of Espírito Santo (IEMA), under which it agreed to adopt additional measures to control emissions and implement certain measures recommended by the environmental agency of the State of São Paulo (CETESB).

The capital expenditures estimated by the Company that are necessary to comply with these measures are of approximately R$1.27 billion.

As a result of the execution of the TCA for the adoption of improvements in the environmental controls of the Tubarão Unit, the MPF requested the provisional filing of Police Inquiry No. 523/2014. It occurs that the court understood that it would not be the case of filing and, according to the provisions of the Code of Criminal Procedure, referred the records for deliberation of the filing by the Federal Public Prosecution Council. This resolution was still pending analysis on the date of this Reference Form.

At the same time, the Experts of the Court delivered the expert report in the proceedings of the Unspecified Injunction Order. Vale will present its response in the records, when the Court may, in due course, decide on new prohibitions in the Tubarão Unit.

Chances of loss	Possible.

Impact analysis in case of loss / Reasons of the	The process is relevant in view that it may culminate in the interdiction of the port at any point in the process.

relevance of the lawsuit for the Company	In an event of a negative outcome, the Company will suffer expressive losses and inestimable damages to its reputation.

Notes	Not applicable.

7) Case no. 0002383-85.2012.4.01.3905

Court	Federal Court of the Judiciary Subsection of the City of Redenção

Instance	Trial Court

Filed on	28/05/2012

Parties

Federal Government Attorney’s Office (“MPF”) (plaintiff); Kakarekré Indigenous Association of Defense of the Xikrin People of the Djudjeko, Tuto Pombo Indigenous Association, Porekro Indigenous Association of Defense of the Xikrin People of the Cateté, Pore Kayapó Indigenous Association, Bayprã Indigenous Association of Defense of the Xikrin People of the Oodja (“Associate Co-plaintiffs”); Vale, National Indian Foundation (“FUNAI”) and the State of Pará (“Defendants”).

Values, goods or rights involved

The value is undefined, taking into consideration that it is a claim involving (i) indemnity value, which will depend on the expert examination for definition, as well as (ii) the request to stop the nickel operations of the Onça Puma Company, in the State of Pará.

Main facts

In 2012, MPF filed a Public Civil Action (“PCA”) against Vale, the State of Pará and FUNAI, pursuing the suspension of the nickel Company operations at the Onça Puma mine, in the State of Pará, due to the alleged impact over the Xikrin do Cateté and Kayapó indigenous communities located near the mining site. MPF argues (i) that the Company’s operations would be contaminating the waters of the Cateté River which crosses the Xikrin indigenous land (“IL”), (ii) that the Company failed to meet certain conditions originating from the environmental licensing of the Onça Puma mine undertaking and (iii) that the State of Pará should not have granted an environmental license for said undertaking. Additionally, MPF has claimed the payment of indemnity in favor of the Indians and a monthly deposit of the amount of R$ 1.0 million, until the final and unappealable decision of the suit, in favor of the Xikrin and Kayapó indigenous villages.

On October 18, 2012, the court did not recognize the urgency of the preliminary injunction entered in the sphere of the PCA, having denied said injunction requested by MPF.

On May 25, 2015, past three years after the denial of the injunction, MPF filed a request for reconsideration by the court of Redenção, claiming that the operations of the Onça Puma mine undertaking would be contaminating the Cateté river, causing health damage to the indigenous tribes and, therefore, it reiterated the request to stop the undertaking and start payment of a monthly indemnity in the amount of R$ 1.0 million for the benefit of the Xikrin and Kayapó indigenous villages.

On June 02, 2015, the court of Redenção partially accepted the MPF plea, determining that Vale would monthly deposit the approximate amount of R$400 thousand, to be received and divided proportionally among the villages integrating the Xikrin

IL.

On July 14, 2015, the MPF filed an appeal requesting the increase of the monthly deposit obligation initially determined by the Redenção judge, requesting that Vale be required to deposit the monthly amount of R$1 million per village affected by the project, as well as such as the immediate stoppage of the Onça Puma mine project. The Rapporteur’s Judge granted the preliminary injunction formulated and fully accepted the request formulated by the MPF.

On August 21, 2015, Vale entered a new WM, addressed to the President of TRF 1, against this new injunction for compensation increase and stoppage of the undertaking activities.

On August 28, 2015, Rapporteur Judge received the MS formulated by Vale, and granted an injunction in favor of the Company, determining the suspension of the effects of the order that determined the stoppage of the Onça Puma mine project and the (second) increase in the monthly value to be deposited.

On September 16, 2015, on account of this new decision regarding the WM, MPF filed a claim for stay of preliminary order before the President of the Superior Court of Justice (STJ in Portuguese), claiming a public order and health nature risk. After gathering the manifestation of all the interested parties (Vale, the State of Pará and the Indigenous Associations), the STJ Chief Justice recognized the risks presented by MPF and granted an injunction, determining the suspension of the effects of the previous one obtained by Vale in a WM, deciding for a new stoppage of the Onça Puma mine and the resuming of the monthly (R$7 million) deposits.

On October 29, 2015, the State of Pará filed an appeal to suspend the injunction before the STF Chief Justice, arguing that the paralysis of the undertaking would bring a series of damages to the State. The STF Chief Justice determined all the interested parties to manifest themselves about the request made by the State of Pará. In this opportunity, Vale complemented the information presented by the State.

On December 16, 2015, STF suspended the effects of the injunction granted by STJ, thus releasing the operation of the Onça Puma mine undertaking, also determining the implementation, in up to 120 days, of the Management Plan and the remaining mitigating and compensatory measures regarding the impacts of the Onça Puma undertaking over the ILs.

On June 15, 2016, the STF trial of the appeals filed by VALE (ED) and MPF (Internal Interlocutory Appeal - AGR) against the order issued by the Min. Chairman of the STF in the records of SL No. 933-PA/2016, which released the operation of the Onça Puma enterprise and determined the implementation of the management plan and other mitigating measures within 120 days, under penalty of return of the monthly deposit obligation. On account of some doubts from the part of the other participating ministers, especially Min. Barroso, which requested to see the records, the judgment was suspended.

On May 31, 2017, the judgment of SL no. 933/PA-2015 was resumed, and Min. Barroso submitted his vote to, diverging from the initial rapporteur of the case (Min. Ricardo Lewandowski), revoking the decision, which suspended the effects of the injunction which ordered the interruption of the undertaking and payment of R$1,000,000.00/month/village, thus returning the issue to the ordinary instances, for understanding that it was not the STF’s role to evaluate factual matters.

On September 13, 2017, the judgment of the AI no. 0042106-84.2015 took place, where the 5th Panel of the TRF 1st Region decided to partially accept the vote of the Appellate Judge-Rapporteur and, as a support to the Principles of Precaution and Prevention, determined the stoppage of the Onça Puma undertaking and decreased the amount of the compensatory sum of R$ 1 million/month/village to 1 minimum wage/Indian/month, until Vale implemented the PGE.

On September 15, 2017, Vale was summoned of the court decision issued by the 5th Panel of the TRF 1st Region and, in compliance with the decision, suspended the activities of the Onça Puma mines operations.

On September 22, 2017, Vale entered a Motion to Clarify (MC) against the decision issued by the 5th Panel of the TRF 1st Region, indicating its obscurities, since the 5th Panel failed to analyze several arguments displayed by the company, as well as the emphasized contradictions.

On January 28, 2018, an expert examination was carried out at the Onça Puma undertaking, in the specialties of Civil Engineering, Forest Engineering, Metallurgy, Limnology, Ichthyology, Geology and Social Assistance.

On October 23, 2018, the filing of the motions for clarification presented by Vale were judged and considered improper, and the integrity of the judgment handed down in the case file of instrument 00042307-42.2016, which resulted in the stoppage of the project and the payment of a monthly amount for the indigenous peoples.

On November 6, 2018, the reports of the assessments made up to that date - Civil Eng., Forestry, Metallurgy, Agronomy, Sociology, Geology, Limnology and Biology - were added to the Public Civil Action records, which concluded that the enterprise of Onça Puma does not contaminate the Cateté river.

On December 12, 2018, Vale filed an injunction (TC01 - Proc. 1036188-62.2018.4.01.0000), requesting the grant of suspensive effect to the Special and Extraordinary Appeal presented by Vale against the judgment that determined the stoppage of the Onça Puma mines and the payment of the monthly sum.

On January 7, 2019, Ourilândia do Norte City Hall joined the STF with a request for Suspension of Injunction (STP-PA 105/2019), presenting the losses that the municipality will suffer with the total stoppage of the Onça Puma enterprise in reason of the maintenance of the decision rendered by TRF1st R, in the records of the Appeal of Instrument No. 00042307-42.2016.

On January 12, 2019, Min. President of the STF ordered on the record the request for Suspension of the Provisional Relief presented by the Municipality of Ourolândia do Norte (STP 105-PA/2019), postponing the appraisal of the filing for an injunction after the manifestation of the other interested parties and determined to notice everyone.

On April 15, 2019, Min. President of the STF appointed a conciliation hearing for April 30, 2019.

On April 30, 2019, a conciliation hearing was held in the STF, where Vale submitted a proposal for an agreement, which was rejected by the indigenous people and MPF. Due to the refusal to conciliate, the documents were conclusive for the STF Minister President to decide on the application for release of the enterprise.

Chances of loss	Possible loss, since the proceeding is still in the instruction phase, and the technical expert examination requested by the parties is not yet concluded.

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company	Possibility of considerable financial impact in case Vale is convicted, as well as in case of stoppage of the operations in the Onça Puma Mine.

Notes	Not applicable.

8) Case no. 0001254-18.2016.4.01.3901

Court	2nd Federal Civil Court of the Judiciary Subsection of Marabá

Instance	Trial Court

Filed on	12/05/2016

Parties

Associação Indígena Bayaprã Indigenous Association for the Defense of the Xikrin de O-Odja People and Porekro Indigenous Association for the Defense of the Xikrin do 8Catetê People (“Plaintiffs Associations”) and Company, FUNAI, IBAMA e BNDES (jointly “Defendants”)

Values, goods or rights involved

The value of the claim attributed by the Plaintiffs Associations is R$72,385,600,000.00. Having in mind the object and the case progress, the Company considers being the value involved in a likely conviction invaluable.

Main facts

The Plaintiffs Associations filed a public civil action requesting (i) suspension of the environmental licensing process of the S11D project, (ii) settlement of pecuniary damages and emotional distress to be ascertained, and (iii) settlement of a monthly allowance of R$2,000,000.00/per village, by failure of performing the Indigenous Component Study (ECI) and the prior consultation with the indigenous Xikrin community.

On September 22, 2016, an order was filed in the records (i) designating November 7, 2016 for judicial inspection to superficially verify the alleged impacts; (ii) that Vale should provide the means necessary to transport representatives of the plaintiffs, the defendants and their respective attorneys and the Federal Attorney to the indicated site, and; (iii) certify the exclusion of lawyers.

On November 7, 2016, the judicial inspection of the S11D enterprise was carried out.

On January 24, 2017, the decision of the judge who accompanies the case denying the preliminary injunction, arguing, in a very brief summary, that at least in this preliminary phase it is not proven that the S11D enterprise causes any impact on the Xikrin indigenous lands.

On February 13, 2017, the Bayprã Association informed the trial court the filing of an interlocutory appeal challenging the decision that denied the S11D enterprise suspension injunction, requesting the reconsideration of the refusing decision of the pleaded injunction, alleging the new fact of Vale having received from IBAMA the Operating License of the S11D Mine. The Des. The Reporting Justice of AI (5755-44.2017) denied the preliminary injunction formulated by the Indigenous Associations.

On March 14, 2017, Vale filed its answer, restating the points presented in the preliminary manifestation and, complementing, emphasized the importance of the enterprise for the region and for the country, and lack of interest in the suit of the indigenous. On the merits, highlighted the absence of the impact alleged by the indigenous, as well as the presumption of legality and legitimacy of the administrative acts executed during the licensing. Lastly, required the termination of the case.

On June 14, 2017, the MPF/Marabá filed to the ACP court a motion for rehearing of the adverse decision of the preliminary injunction filed.

On June 20, 2017, the MPF/Marabá filed an Interlocutory Appeal against the adverse decision of the ACP court, requiring the granting of a preliminary injunction to make Vale to carry out the study of the indigenous component of the S11D enterprise.

On July 18, 2017, the case court partially reconsidered the disallowance of the initial request, under the argument that the performing of the study in nothing would impair the procedural relation, as well as the enterprise operation, and determined that Vale executed and presented in court within 180 days the indigenous component study of the S11D enterprise, keeping the disallowance of the standstill of the mine and of the payment of the monthly indemnification.

On July 20, 2017, Vale was given notice of the decision of the partial reconsideration of the refusing order of the preliminary injunction and went aware of the obligation to execute and present the indigenous component study of the S11D enterprise.

On November 28, 2017, there was a manifestation of the MPF suggesting the holding of a conciliation hearing for alignment of the questions related to the execution of the study determined.

On February 5, 2018, Vale presented a petition not opposing to the holding of the conciliation hearing to be assigned by the court.

On April 6, 2018, it was held the conciliation hearing for the definition of the representations for the accomplishment of the decision that determined the execution of the study of the indigenous component by Vale. The court accepted the arguments of the motion for clarification presented by Vale and rejected those presented by the Associations, as well as the reconsideration request presented by those, and a deadline of 60 days was established for Vale to present the work plan and the technical team to carry out the study. In addition, a period of 15 days was established for FUNAI to approve or require complementation to the work plan. Once approved the plan, it will be submitted to the indigenous for analysis and approval. The community does not have a deadline for this analysis.

On April 23, 2018, the Association presented instrument appeal against the decision that rejected the reconsideration request and postponed the decision for determination or not of the hiring of the technical team to assist the indigenous in the analysis of the study.

On April 27, 2018, Vale presented an appeal of instrument appeal against the decision that determined the company to execute the study of the indigenous component of the S11D enterprise.

On May 2, 2018, it was denied the preliminary injunction pleaded by the indigenous and kept the effects of the first instance decision that denied the stoppage of the enterprise and the payment of the monthly amount as Indemnification.

On June 8, 2018, Vale petitioned in the records informing that on the same date, it carried out the aforementioned protocol before FUNAI of the Work Plan and appointment of staff.

On August 16, 2018, the MPF requested: a) FUNAI’s subpoena to present a statement on the documents submitted by Vale; and b) subpoena of the authorial Associations to make a sound statement regarding the work plan - technical staff - of Vale.

On August 22, 2018, the MPF petitioned for a request to attach

Official Letter No. 437/2018/CGLIC/DPDS-FUNAI to the records and, considering the reservations pointed out by FUNAI, Vale’s injunction to remedy them within 20 days before FUNAI.

On September 20, 2018, a petition was filed by the MPF to request to attach official letter No. 437/2018/CLIC/DPDS-FUNAI and be manifested by FUNAI’s order to: a) clarify whether the additional information provided by Vale is satisfactory , and, if so, b) define the dates on which the municipality and Vale will present the work plan to the indigenous communities.

On February 15, 2019, FUNAI announced the designation of the dates of April 1 and 2, 2019 to hold the event to present the Work Plan of the Study of the Indigenous Component in the Xikrin villages.

On March 28, 2019, FUNAI informed Vale and the associations representing the Xikrin that it would have to postpone the meetings scheduled for 01 and 02 April 2019 and that the new dates for these meetings would be communicated in the future.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company	In case of loss or preliminary decision, there is a risk of suspension of the operation of the S11D mine venture, in addition to financial impact.

Notes	Not applicable.

9) Case No. 0151584-90.2015.4.02.5111

Court	Only Court of Angra dos Reis

Instance	Trial Court

Filed on	12/09/2015

Parties	Public Federal Ministry X VALE S.A., Petróleo Brasileiro S.A.; ICMBio; IBAMA; Estaleiro Brasfels LTDA; Technip; Petrobras Transporte S/A; INEA.

Values, goods or rights involved	Invaluable

Main facts

Action assigned on December 09,, 2015 by the Public Federal Prosecutor’s Office in face of the Defendants, with a request for adoption of measures for mitigation and control of the Sun Coral (Coral Sol), species alleged as invasive in Ilha Grande Bay, which would have been introduced in the region due to the operation of the defendants.

On 16, June 2017, it was published a preliminary decision through which the court determined the adoption of the following measures:

a)             that the defendants PETROBRAS — PETRÓLEO BRASILEIRO S/A, TRANSPETRO, PETROBRAS TRANSPORTE S/A, ESTALEIRO BRASFELS LTDA, VALE S/A, TERMINAL ILHA GUAÍBA (TIG) and TECHNIP OPERADORA PORTUÁRIA S/A, present within 60 days, inspection report of the respective terminals, and in all the ships, platforms, floating devices and underwater structures that might serve as substrate for the fixation of the Sun Coral, which are directly or indirectly related with the respective business activities, as well as emergency plan and execution schedule, for control of the presence of the invasive exotic species of the Tubastraea (Sun Coral) genus in the respective structures, having the referred plan to foresee the monitoring and periodical control of the species, with follow-up and supervision by IBAMA, technical support by the Instituto Brasileiro de Biodiversidade (Projeto Coral-Sol) and scientific support by the Departamento de Ecologia - Instituto de Biologia Roberto Alcântara Gomes (UERJ), with presentation of quarterly reports on the progress of the situation;

b)             that the defendant PETROBRAS - PETRÓLEO BRASILEIRO S/A, under supervision of IBAMA, technical support by the Instituto Brasileiro de Biodiversidade (Projeto Coral-Sol) and scientific support by the Departamento de Ecologia - Instituto de Biologia Roberto Alcântara Gomes (UERJ), present, within 90 days, complete diagnosis on the establishment of invasive species of the Tubastraea (Coral-Sol) genus in the Ilha Grande Bay and execution schedule for local eradication, control and extraction of the species in the maximum deadline of 2 years;

c)              that the defendants PETROBRAS - PETRÓLEO BRASILEIRO S/A, TRANSPETRO - PETROBRAS TRANSPORTE S/A, ESTALEIRO BRASFELS LTDA, VALE S/A - TERMINAL ILHA GUAÍBA (TIG), TECHNIP OPERADORA PORTUÁRIA S/A and IBAMA, establish, within 15 days an inspection method for all the embarkations and platforms that come to transit in the area and have any relation with the exploitation and/or prospection of oil (even after its entrance), including those destined only to provide support to the referred activities, aiming to prevent new introductions of the invasive organism; proceed to the preparation of a program for information/education on the areas already infested by the Coral-Sol, until its total eradication, in accordance with the Programa de Educação Ambiental executed by the Instituto Brasileiro da Biodiversidade (Projeto Coral-Sol);

d)             that the defendants INEA and IBAMA proceed to the revision, within 90 days, of all the Studies of Environmental Impact related to activities in the Ilha Grande Bay which are under licensing of the above referred agencies and that imply in movement of ships and oil platforms, to foresee specific obligation of prevention and control of the sum Coral, in addition to include the same prevision in the EIA presently under analysis and in future ones.

Still, the Court established daily fine in the amount of 50,000.00 (fifty thousand reais), in case of a justified noncompliance of the deferred preliminary injunction.

The parties presented Instrument appeals, being Vale appeal distributed on June 30th, 2017.

On July 13, 2017, the Reporting Justice of the Instrument Appeal assigned to operate as supersedeas to the Appeal, to supersede the injunction decision.

On October 17th, 2017, the case was suspended by request of the parties, for an attempt of the composition.

On March 27, 2018, the parties again requested the continuation of the process, for a period of 100 days to continue the attempt to self-compose the dispute.

On April 3, 2019, the parties again requested the suspension of the proceeding, for a further 100 days, to continue the attempt to self-compose the dispute. Since then, the Defendants have been negotiating with the Federal Public Prosecutor’s Office, with a view to concluding a judicial agreement, which are in an advanced stage of negotiation.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company	In case of loss of the action, it is possible that there will be an impact on the operating conditions of the Guaíba Island Terminal (TIG), a maritime terminal located in the State of Rio de Janeiro.

Notes	Not applicable.

10) Case No. 5154226-70.2017.8.13.0024

Court	1st Court of the State Treasury and Autarchies of the Judicial District of Belo Horizonte - Minas Gerais

Instance	Trial Court

Filed on	October 2017

Parties	MPMG (author) Vale and Minas Gerais State (defendants)

Values, goods or rights involved	Invaluable value.

Main facts

This is a Public Civil Suit filed by MPMG in detriment of Vale and the State of Minas Gerais aiming at the non-granting of environmental licenses for the construction of the Maravilhas III Dam. Notwithstanding the concession of the Installation License and Operation License by the State, an injunction was granted determining that the Company did not practice any act tending to implement the enterprise. The Company obtained a favorable decision on reconsideration by the first degree court, and the Company may proceed with the implementation of the dam. An appeal was filed by the MPMG, without the grant of an active effect, pending judgment. A conciliation hearing was scheduled for June 8, 2018.

In the main case, the MP/MG presented a challenge to the contestation.

On February 7, 2019, the MP/MG attached a incidental guardianship requiring, due to the failure of the dam in Brumadinho, as a matter of urgency, to review the decision that revoked part of the decision of ID 32428405 that anticipated the guardianship of restoration of the guardianship granted in that decision.

On February 14, 2019, Vale was subpoenaed about the MP/MG incidental guardianship.

On February 27, 2019, there was a manifestation of Vale regarding incidental guardianship, informing the absence of a factual alteration, showing the lack of interest to act, reiterating the difference between upstream and downstream upheaval types and finally requesting that the MP/MG request is not provided.

On March 27, 2019, the prepayment of guardianship filed by the MP/MG was not granted.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

If the preliminary injunction is revoked or the case judged rightfully, the Maravilhas III dam cannot be installed. It is highlighted that the tailings dam Maravilhas III will support Company operations in the Vargem Grande mining complex in the South System. If the construction of this dam is stopped, the Company operations in the Vargem Grande mining complex can be negatively affected.

Notes	Not applicable.

11) Case No. 0119078-42.2018.8.13.0188

Court	1st Civil Court of Nova Lima

Instance	Trial Court

Filed on	10/02/2018

Parties	Public Prosecutor’s Office of the State of Minas Gerais (Applicant/plaintiff) Vale S.A. (Defendant)

Values, goods or rights involved	R$ 3.00 (as of December 31, 2018). In view of the invaluable nature of the action requests, consisting of an obligation to do, the value attributed by the Company to the requests is R$3.00.

Main facts

It is a Public Civil Action filed by the Public Prosecutor of Minas Gerais against Vale SA to the argument that Civil Inquiry had been established under No. 0188.16.000069-4, in which it was determined that there was an irregular allotment known as Vale dos Pinhais.

It stated that the subdivision in question was located in the area of influence of the Maravilhas II Tailings Dam owned by Vale S.A. and that another dam, known as Maravilhas III, was being licensed by the state environmental agency, whose volume of tailings will be three times larger than the Fundão Dam located in Mariana.

With this, MPMG claims that the community has been alerting public agencies since 2012 about the impacts of successive allotments, which, with the construction of a new dam, Maravilhas III, less than 1,000 meters away from the allotment, the risks to residents of the allotment increase.

Thus, it requires:

a)             Within a maximum period of 15 days, prepare, submit to the approval of the competent bodies and execute (as appropriate) an Emergency Actions Plan for the

Maravilhas II and III projects, which considers the most critical scenario, observing all the expected requirements in Ordinance DNPM 70.389/2017;

b)             Within a maximum period of 15 days, elaborate, submit to the approval of the competent bodies and execute the Dams Safety Plan of the Maravilhas II and III projects, observing all the requirements set forth in Ordinance DNPM 70.389/2017 and including the Manual of Operations of Dams;

c) Immediately communicate to the competent authorities any situation of increase of risk of failure of existing tailing retention structures in Maravilhas II and III;

d) Refrain from throwing tailings in Maravilhas II and III dams;

e)              Within three months, submit in court registration of all residents of the self-rescue zone of the Maravilhas II and III developments, accompanied by an evaluation of the respective properties, improvements, accessions, including the districts Vale dos Pinhais, Estância Alpina, Fazenda Riviera , Fazenda Retiro das Flores, Rancho Loyola and Rancho do Sossego, prepared by a legally qualified professional, according to ABNT norms;

f)               Within 24 months, indemnify the residents, through acquisition of all real estate properties located in the area of self-rescue of the Maravilhas II and III dams, including the value of the compensation, in addition to real estate, improvements, accessions, moral damages value compatible with the suffering caused by the diffuse environmental damages provoked, such as, atmospheric pollution, noise, landscape impairment, that caused loss of the quality of life of those affected, proving in the record the legal business celebrated;

g)              Publication of the edict set forth in article 94 of the CDC, and it is also mandatory for the local, regional and national media to publicize the action, so that interested parties can intervene in the process as co-plaintiffs;

h)             The summons of the legal representatives of the Condominiums Vales dos Pinhais and Estância Alpina for the awareness of this action and manifestation on the interest in intervening in the active pole as co-plaintiff in a term indicated by the court.

On October 2, 2018, the records were distributed by lottery.

On October 10, 2018, the anticipation of the guardianship was granted in part, in the following terms:

“For all of the above, I partially leave the guardianship of urgency, and determine to the requested Vale S/A that: Within a maximum period of fifteen (15) days, prepare, submit to the approval of the competent bodies and execute (as appropriate) an Emergency Action Plan for the Maravilhas II and III projects, which contemplates the most critical scenario, observing all the requirements provided for in Ordinance DNPM 70.389/2017;

Within a maximum period of fifteen (15) days, prepare, submit to the approval of the competent bodies and execute the Dams Safety Plan of the Maravilhas II and III projects, observing all the requirements set forth in Ordinance DNPM 70.389/2017 and including, the Manual of Operations of Dams;

Immediately report to the competent authorities any situation of increase of risk of failure of existing tailings retention structures in Maravilhas II and III;

Abstain, immediately, from throwing tailings in the Maravilhas II and III dams;

within three (3) months, present in court registration of all residents of the self-rescue zone of the Maravilhas II and III developments, accompanied by an evaluation of the respective properties, improvements, accessions, including the districts Vale dos Pinhais, Estancia Alpina, Fazenda Riviera, Fazenda Retiro das Flores, Rancho Loyola and Rancho do Sossego, prepared by a legally qualified professional, according to ABNT norms;

Promote, within a period of fifteen (15) days, the publication of the notice provided for in article 94 of the CDC, in the local, regional and national media, regarding the filing of this action, so that interested parties can intervene in the process as co-plaintiffs;

Eventual noncompliance is subject to a daily fine that is fixed in the amount of one hundred thousand Reais (R$ 100,000.00), up to the limit of fifty million Reais (R$ 50,000,000.00).

The requested party should be mentioned at the address given in the initial. Summon the legal representatives of Condominiums Vales dos Pinhais and Estância Alpina for the awareness of this action and manifestation on the interest in intervening in the active pole as co-plaintiff, within fifteen (15) days.”

On October 8, 2018, a writ of summons was issued and, on the same date, sent to the Writ Office.

On October 10, 2018, the company filed a request for reconsideration of the injunction by the company and, therefore, the deadline for filing a defense was initiated (Vale spontaneously appeared in the file).

On October 11, 2018, a monocratic decision was handed down by the Rapporteur of the Appeal No. 1.0000.18.116304-9/000 distributed by the Municipality of Nova Lima in the TJMG, granting the request in part and definitively, to suspend the effects of the guardianship of urgency only with respect to its items “a”, “b”, “d” and “e”, and the effects of the suspensive decision shall continue until the original action has become final.

On November 6, 2018, Vale was summoned to file a defense.

On January 24, 2019, the lawsuit was suspended until the decision was filed.

On February 27, 2019, there was a petition joining by the MP, requesting the regular continuation of the event, with the appointment of an investigation and trial hearing.

On April 30, 2019, the process was submitted to the MP/MG.

On April 29, 2019, the President of the TJMG partially granted the request made by the MP/MG in the records of the Internal Appeal, in order to change the deadline for the suspensive effect granted, which was before the final decision of the Public Civil Action of origin until the merits of the case are heard by the Court.

Virtual judgment of the appeal scheduled to June 12, 2019.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Given that the object of the public civil action is an indemnity and an obligation to do, there is no way to estimate, a priori, the total economic value involved in the cause. Additionally, in the event of a conviction ordering the company to refrain from throwing tailings in the Maravilhas II dam, the Company will be subject to operational impacts.

Notes	Not applicable.

12) Case No. 1000305-06.2018.4.01.3901

Court	2nd Federal Civil Court of the Judiciary Subsection of Marabá

Instance	Trial Court

Filed on	07/10/2018

Parties

Associação Indígena Bayaprã de Defesa do Povo Xikrin do O-Odjã, Associação Indígena Kakarekré de Defesa do Povo Xikrin do Djudjekô, Associação Indígena Porekrô de Defesa do Povo Xikrin do Cateté and Associação Bebô Xikrin do Bacajá (“Plaintiff Associations”) and Vale S.A. (VALE), SALOBO METAIS S.A. (SALOBO), UNIÃO, Fundação Nacional do Índio (FUNAI), Instituto Brasileiro do Meio Ambiente e Recursos Naturais Renováveis (IBAMA), Instituto Chico Mendes de Conservação da Biodiversidade (ICMBIO), Instituto do Patrimônio Histórico e Artístico Nacional (IPHAN), Agência Nacional de Mineração (ANM) and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) ( “Defendants”)

Values, goods or rights involved

In spite of having been awarded, by judicial decision, the value of the case in the amount of R$2,000,000,000.00, the Company understands that the amount involved in a possible conviction is invaluable.

Main facts

On July 10, 2018, the Indigenous Associations presented the initial Civil Action Act (ACP), case No. 1000305-06.2018, in the judgment of the Federal Judicial Branch of Marabá, requiring the following: (i) suspension of the Salobo Mine Operation License and, as a consequence, the stoppage of the project; (ii) obligation to do - Study of the Indigenous Component (ECI)

of the Salobo enterprise, and; (iii) obligation to pay - (a) 5 minimum wages/per indigenous person and (b) hiring of technical staff to assist indigenous people, and, on merit, the stoppage of the project until the effective implementation of mitigation measures and payment of compensation.

On July 18, 2018, Vale previously met with the court of first instance and filed a verbal request for the preliminary injunctions to be considered after the preliminary manifestation of Vale and Salobo, as occurred in the Xikrin Public Civil Action/S11D .

On October 5, 2018, an initial decision was rendered by judgment of the fact, in the following terms: (i) Refusal to maintain the Union, IPHAN, ANM and BNDES as co-defendants of the proceeding. Excluded from the dispute; (ii) Determination for indigenous peoples to proceed with amendments; (iii) Determination of the SALOBO/VALE citation, to challenge the action, and we are already working on this defense; (iv) Determination for VALE to present the list of all legal actions in progress in the Federal Court, involving any of the tribes of the Xikrin Indigenous Community (Cateté and Bacajá), indicating the undertakings considered in each action, with a copy of the initials and decisions rendered; (v) Determination for the company to attach the list of all amounts transferred to all Xikrin Indigenous Communities, monthly or annually, clarifying the title of such transfers, indicating which projects are determined to carry out the Study of the Indigenous Component and which have already been presented or are already in execution.

On October 8, 2018, the Indigenous Associations were summoned of the decision that determined the amendment of the initial and postponed the analysis of the injunction.

On October 29, 2018, the indigenous associations petitioned the initial amendment.

On November 28, 2018, the association that represents the Xikrin do Bacajá, filed a petition requesting authorization in the case file, ratifying all the arguments and requests made by the associations that represent the Xikrin do Cateté.

On December 04, 2018, the court issued an order accepting the petition for authorization of the Bebô Association; arbitrating the value of the case in R$ 2 billion and determining the sum of the costs.

On February 8, 2019, Vale and Salobo filed a joint challenge, contesting all the arguments presented by the indigenous associations and challenging the total dismissal of the action, especially regarding the injunctions filed.

On February 26, 2019, ICMBIO and IBAMA presented their contestations, contesting all the arguments presented by the indigenous associations and challenging the total dismissal of the action.

Chances of loss	Possible, because of the lawsuit still being in the first degree of jurisdiction.

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company	Possibility of considerable financial impact in case Vale is convicted, as well as in case of stoppage of the operations in the Salobo Mine.

Notes	Not applicable.

(v) Criminal

1)   Case No. 0002725-15.2016.4.01.3822

Court	Only Court of Federal Justice of Ponte Nova

Instance	Trial Court

Filed on	10/20/2016

Parties

Public Federal Ministry (“Author”) and Samarco, Vale, BHPB, VogBr Recursos Hídricos e Geotecnia Ltda. and some individuals who were employees of Samarco or members of the governance departments or consulting councils of Samarco (jointly “Defendants”)

Values, goods or rights involved	Not applicable

Main facts

On October 2016, the MPF filed a criminal action against the Defendants, accusing them of murder, bodily injury and various environmental crimes due to the failure of the Samarco’s dam.

Together with the accusation, the MPF is seeking a precautionary measure for seizing assets of the three companies and warrant the payment of the R$20 billion as indemnification for the damages caused by the failure of the Fundão dam and is also seeking the imposition of external monitoring of the ethical and socioenvironmental practices of the companies for 10 years. The decision is still pending in the files of the assertory measures.

On November 2016, the denunciation was received by the judge, commencing the criminal case.

On March 2017, Vale presented its answer to the accusation.

On July 2017, the court of Ponte Nova determined the suspension of the case and the sending of official notices to the telephone providers for them to inform the periods in which occurred the calls interception deferred during the police investigations, so as to check for eventual nullity due to the non-observance of the legal period for that.

On November 13, 2017, the Ponte Nova court resumed its investigation by means of a pretrial order that maintained the telephone interceptions in the records, but determined the striking of Samarco’s corporate chats that were outside the time period, which collection had previously been legally authorized when the search warrant in Samarco was granted.

All prosecution witnesses resident in the country were heard. Due to the trial of three Habeas Corpus by the Federal Regional Court of the 1st Region (TRF1), filed with the purpose of withdrawing the proceeding from the jury procedure, which had the order granted and the effects extended to all those reported, on May 2, 2019, the Ponte Nova court ruled that the procedural class of the jury should be changed to an ordinary common procedure, finally determining that the Federal Prosecution Office to see the record and, subsequently, to the defenses, for the subsequent application of Article 397 of the Code of Criminal Procedure (summary acquittal).

On May 13, 2019, the Federal Prosecution Office presented its manifestation, at which time it ratified its information and filed the request for international cooperation with Canada for the hearing of its witnesses residing there and, currently, the records await the manifestation of the defenses, which deadline will end on May 29.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

In case of loss or preliminary injunction, there is a risk of conviction of the individuals and legal entities to the sentences provided for by the Law nº. 9.605/98 with consequent financial and image impact to the legal entities and to the individuals.

Notes	Not applicable.

2)   Case no. 0004766-45.2016.8.19.0030

Court	Only Court of the County of Mangaratiba/RJ

Instance	Trial Court

Filed on	Receipt of information on 12/06/2016.

Parties	Active Pole: Public Prosecutor’s Office Passive Pole: Ex MBR directors

Values, goods or rights involved

It is about a criminal prosecution. It imputes the crimes established in the items II and V, of the art. 1st c/w art. 12, I, both of the Law 8.137/90, for 7 times, in the form of the art. 71, of the Criminal Code.

Main facts

The information refers to the imputation of the alleged conduct of tax evasion to the company former directors, as a consequence of notice of violation issued by the Rio de Janeiro State for the demand of supposed debts of Value-added Tax on Sales and Services (ICMS), due in the ore resifting activity in its harbor installations. The amount involved in the tax case is of about R$12 million (December 2018), dully warranted in the corresponding tax execution.

The defense in the criminal case was timely presented. The action was extinguished for one of the former directors, but remains for the other two. A decision of the court is awaited to maintain the suspension of the criminal process while the tax action lasts.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

The proceeding is relevant upon the charge of any tax offense. In case of loss of the tax proceeding, the Company will pay the debt. If the debit is paid, there will be loss of the object of the criminal proceeding.

Notes	Not applicable.

4.3.1. — Indicate the total amount for this provision, if any, of the cases described in item 4.3

As of December 31st, 2018, the total amount for this provision, considering the individually relevant cases described in the subitems (i), (ii), (iii), (iv) and (v) of item 4.3 above, was of approximately R$ 2.1 billion.

(i) Labor

As of December 31, 2018, the total amount for this provision, considering the labor cases described in the subitem (i) of item 4.3 above, was of approximately R$ 8.5 million.

(ii) Taxes

As of December 31st, 2018, the total amount for this provision, considering the individually relevant tax proceedings described in subitem (ii) of item 4.3 above, was of approximately R$2.1 billion, not included the amounts intended to the payment of the debts in REFIS, upon the conversion of deposits in court into income.

(iii) Civil

As of December 31, 2018, there were no provision for civil proceedings described in sub-item (iii) of item 4.3 above, due to the prognosis attributed to the lawsuits.

(iv) Environmental

As of December 31, 2018, there were no provision for civil proceedings described in sub-item (iv)   of item 4.3 above, due to the prognosis attributed to the lawsuits.

(v)   Criminal

As of December 31st, 2018, there was no amount for this provision, in the criminal cases described in the subitem (v) of item 4.3 above.

4.4 - Judicial, administrative or arbitral non-confidential cases whose opposing parties are administrators, ex-administrators, controllers, ex-controllers or investors

The tables below present an individual description of the administrative or arbitral non-confidential cases whose opposing parties are administrators, ex-administrators, controllers, ex-controllers or investors of the Company:

1)   Case no. 0079940-46.2010.4.01.3800

Court	18th Federal Court of Belo Horizonte — Minas Gerais

Instance	Trial Court

Filed on	02/18/2004

Parties

Transger S/A (author) and Ferrovia Centro Atlântica S/A, Mineração Tacumã Ltda., KRJ Participações S/A, CPP Participações S/A, Carmo Administração e Participações Ltda., Fundação Vale do Rio Doce de Seguridade Social - Valia and Companhia Siderúrgica Nacional - CSN (defendants)

Values, goods or rights involved	Invaluable — Request for annulment of assembly.

Main facts

The author filed an action requiring, in addition to the indemnification, the annulment of the assembly which authorized the capital increase of the Ferrovia Centro-Atlântica S.A. - FCA (“FCA”) in 2003, on account of the supposed practice of unlawful acts by the controlling group of FCA. The sentence that had upheld the action was annulled by the Court of Law of Minas Gerais, who determined the execution of new expert evidence. During the new expertise, the Agência Nacional de Transportes Terrestres (“ANTT”) manifested interest in participation of the claim and, for this reason, the competence for judgment of this case was moved to the Minas Gerais Federal Justice.

The judge of the 18th Federal Court of Belo Horizonte rendered decision recognizing the competence of the Federal Justice to judge the case, on account of the ANTT interest in the maintenance of the concession and healthiness of the administrative act. ANTT manifested in the case, ratifying his understanding of the validity of the act that authorized the increase of the share capital of FCA. The judge rendered decision closing the procedural instruction of the case and opened a deadline for final allegations. All the parties presented its final allegations, including ANTT, without prejudice of appealing (amendments of judgment and appeals held) in function of the decision which declared concluded the procedural instruction of the case.

New decisions were rendered keeping this position, as well as that the discussion about the necessary active co-parties of two shareholders who are not parties in the dispute (Sérgio Feijão and Associação da Preservação da Memória Ferroviária) is already precluded. This last understanding was the object of the interposition of the bill of review and appeal held — considering that the decision was uttered before the validity of the CPC/15 — by the involved societies.

On November 10, 2016, it was held a conciliation hearing, deciding for the concession of time for Transger to bring agreement proposals. Two were presented, and both were refuted, in petitions recorded on January 23, 2017, by the demanded societies, in reason of the lack of reasonableness and for being based in the expert report produced in the files. Only VLI (Mineração Tacumã) made a counterproposal, which was refuted by Transger on February 6, 2017. On the same occasion, the Author made a request for an interlocutory injunction, aiming to anticipate the effects of the possible favorable sentence. Additionally, on March 31, 2017, Transger petitioned an injunctive relief aiming to suspend deliberations on the possible grouping of FCA stocks in OGM/EGM assigned for April 28, 2017.

On April 20, 2017, The Judge rendered decision highlighting the impossibility of agreement and determining the conclusion of the files for sentence. In that opportunity, she consigned that the injunctive relief would be appreciated in the own sentence. However, on September 20, 2017, she delivered judgment opening view to the demanded on the requirement of an interlocutory injunction. The deadline for manifestation ended on October 10, 2017.

After the record of the manifestations on October 10, 2017, the files were sent to ANTT, who presented manifestation on October 16, 2017. On October 5, 2017, FCA spontaneously attached to the files statement prepared by Nelson Eizirik dealing on the “legitimacy of the request for annulment of the deliberation that approved, on May 14, 2003, the increase on the share capital of FCA”. In face of the statement, the Judge returned the files in diligence for attachment of the petition with the statement and consequent opening of successive view to the parties about the statement within 5 days, in accordance with a decision published on January 12, 2018. Transger presented its manifestation to the statement on January 29, 2018 and, therefore, the manifestation of the Company to the statement was on February 8, 2018. In the sequence the view was opened to ANTT, who manifested on April 3, 2018, having reiterated the legality of the capital increase questioned by Transger. On April 06, 2018 the files returned for the conclusion, and so, a new decision is awaited. The records remain in the conclusion for sentence.

Chances of loss	Possible

Analysis of impact in the case of losing the suit	Invaluable value. The case is relevant in reason of the request for annulment of the Extraordinary General Meeting which authorized the capital increase of FCA on 2003.

Notes	Not applicable.

2) The originating process was distributed in the Judicial District of Juiz de Fora/MG and because the alleged incompetence exception was accepted, the process was redistributed to the 2nd Business Court of Rio de Janeiro, receiving the number 0203958-80.2015.8.19.0001.

Court	2nd Business Court of Rio de Janeiro

Instance	Trial Court

Filed on	12/10/2012 (original date 08/20/2010)

Parties

SUDFER (plaintiff) and MRS Logística S.A., Companhia Siderúrgica Nacional S.A., Minerações Brasileiras Reunidas S.A. - MBR, Usiminas — Usinas Siderúrgicas de Minas Gerais, Gerdau S.A. and Vale S.A. (defendants)

Values, goods or rights	Invaluable.

involved

Main facts

Remedial action by the Sudfer Clube, alleging that the controlling shareholders of MRS Logística S.A. (“MRS”), among which Vale, have been acting with abuse of power, causing direct damages to MRS and, indirectly, to minority shareholders. It claims that since the privatization of the former Rede Ferroviária Federal S.A. (“RFFSA”), when the concession for the exploration of the Southeast Grid was granted to MRS, whose controlling shareholders were then (and still are) captive customers of the railroad, they started to adopt a tariff policy for self-favoring and in an unfair way, since, for captive clients, the average tariff would be half (50%) of the maximum tariff authorized by the National Land Transport Agency (ANTT), while for non-captive customers, the maximum tariff was charged. It maintains that the adoption of the aforementioned tariff policy would have caused damage to MRS, as the company would have lost its higher profit - by charging a reduced tariff to the captive customers - as well as allegedly causing indirect damage to minority shareholders, since they would have stopped receiving dividends. Based on these allegations, the following lawsuits were filed: (i) the conviction of the controlling shareholders to pay, until the improper practice is terminated, any direct material damage imposed on MRS (i) by undue decrease of the company’s profit; (ii) the non-distribution of dividends; and (iii) the distribution of smaller dividends, due to the collection of reduced rates for the controlling shareholders; (ii) the controlling shareholders are compelled to contract with MRS in “fair conditions”, taking into account the maximum rate of the tariff authorized by the Granting Authority; and (iii) the conviction of the defendants to pay the 5% premium provided for in article 246, paragraph 2 of Law 6,404, of December 15, 1976, in addition to the sums of judicial fees.

In January 2011, Vale and MBR presented their defenses. Along with the defense, procedural incidents of incompetence and impugnation were presented to the value of the case. The exception of incompetence managed by Vale was rejected. Against this decision, Vale filed a grievance of instrument, received in the suspensive effect until its judgment. In January 2012, the complaint was granted to determine the decline of jurisdiction for the district of Rio de Janeiro. Against that judgment, Clube Sudfer lodged a Special Appeal, inadmissible by the court of origin. Unsatisfied, the investment club filed a special appeal billaddressed to the STJ, not acknowledged due to being untimely. Against that decision, Clube Sudfer opposed a special review, to which Vale and other aggravated parties offered an objection. Currently, the special review has been in the STJ pending judgment since May 2014. The main proceeding has already been distributed to the Court of Rio de Janeiro, and is being processed before the 2nd Business Court of Rio de Janeiro and received the number 0203958-80.2015.8.19.0001. After the presentation of the reply and the manifestation of the parties regarding evidence, the court ordered the CVM to be summoned to appear. With the CVM’s manifestation, Vale petitioned, on February 4, 2016, reiterating the defense arguments, which were ratified in the CVM’s response. On March 7, 2016, the sanctioning order was published, which (i) established as a controversial issue the existence of abuse of power of the controllers, due to the difference in consideration for the service provided to non-captive customers and captive customers that are part of the controlling group of the company; (ii) dismissed the preliminaries raised by the defendants; (iii) rejected the production of verbal tests required by another party; (iv) granted the production of additional documentary evidence required by Vale and other parties. Contrary to this decision, appeals were filed against the statement, which are still pending judgment. In the motions, the omission of the judgment was not to appreciate the incidents of impugnation to the value of the cause. In August 2016, the records were sent to the Judicial Expert, and were returned on March 31, 2017, with a fee proposal. On July 11, 2017 the parties challenged SUDFER’s questions and, consequently, the fee proposal proposed by the expert. There is no deadline open for the expert to express her views on the allegations/challenges presented by all the defendants yet.

At the same time, an injunction had been filed against the TJRJ for the reform of the decision of the first-degree judge, which dismissed the preliminary objection raised in defense. The Interlocutory Appeal, when appraised by the Rapporteur, by a monocratic decision, was upheld. As a result, the Internal Interlocutory Appeal was filed for the Chamber of the TJRJ, and it was judged on March 14, 2018, having been unanimously approved and thus expressly acknowledged/accepted the prescription argument. Against the judgment of the Interlocutory Appeal, SUDFER filed motions for clarification, which are still pending processing for trial since December 12, 2018.

On May 3, 2018, a decision was published in the main proceedings requesting that information be provided on the stage of the abovementioned Interlocutory Appeal, which deadline was fulfilled on May 9, 2018.

The main proceedings are still awaiting the final decision on the matter taken to 2nd instance, through the aforementioned Interlocutory Appeal.

Chances of loss	Possible

Analysis of impact in the case of losing the suit	The eventual unfavorable decision in the case would bring to the company financial losses and losses to its image.

Notes	Not applicable.

3) The original case was referred to the County of Juiz de Fora/MG and by having been accepted the alleged objection to the jurisdiction, the case was referred to the 7th Business Court of Rio de Janeiro, receiving the nº 0354058-47.2015.8.19.0001

Court	7th Business Court of Rio de Janeiro District

Instance	Trial Court

Filed on	01/24/2013

Parties

SUDFER (author) and Júlio Fontana Neto, Henrique Aché Pillar, José Paulo de Oliveira Alves, Pablo Javier de La Quintana Bruggemann, Lauro Henrique Campos Rezende, Wanderlei Viçoso Fagundes, Hugo Serrado Stoffel, Guilherme Frederico

Escalhão, Delson de Miranda Tolentino, Marcus Jurandir de Araújo Tambasco, Chequer Hanna Bou-Habib, Roberto Gottschalk, Joaquim de Souza Gomes, Luiz Antônio Bonaguara, Company Siderúrgica Nacional S.A., Minerações Brasileiras Reunidas S.A. - MBR, Usiminas — Usinas Siderúrgicas de Minas Gerais, Gerdau S.A. and Vale S.A. (defendants).

Values, goods or rights involved	Invaluable.

Main facts

The Clube Sudfer, in the condition of a minority shareholder of MRS Logística S.A. (“MRS”), filed suit against the directors, the members of the Administration Council and the controller shareholders of MRS (among them, Vale). It alleges that the directors and counselors would have incurred in the practice of mismanagement by approving harmful tariff model to MRS, which was in force in the period from 1998 to 2002. They allege that there as a conflict of interests between the controller shareholders and MRS, as long as, in the condition of captive customers of the railroad network, it was profitable for such customers the establishment of rates below the value practiced in the market. As a consequence of the adoption of the tariff model, MRS would have had losses, without the distribution of dividends to the shareholders. As no dividends were distributed, they allege that they would not have honored their financial commitments with third parties and, in addition, could not obtain financing from BNDES to participate in the second offer of MRS stocks, within the privatization process. Based on these allegations, it claims: (i) the conviction of the defendants for the payment of indemnification for moral damages, in the amount of R$150,000; (ii) the conviction of the controlling shareholders to comply with the obligation to do, consisting of the sale, in proportion to the interest of each, of 3,744,440 shares of MRS, at the same price and under the same conditions established in the Privatization Notice; and (iii) considering the shareholding claimed, it requires the conviction of the defendants to pay all the differences related to the unpaid dividends.

On March 15th, 2012, Vale, MBR, and the ex-administrators of MRS, Mrs. Chequer Hanna Bou-habib, Guilherme Frederico Escalhão, Hugo Serrado Stoffel and Roberto Gottschalk presented their defenses. Vale raised, yet, procedural issues, (exceptions of incompetence), aiming to have the action sent to the District of Rio de Janeiro. It was uttered decision accepting this allegation and determining the remittance of the files to the Justice of Rio de Janeiro. Against the referred decision, the Clube Sudfer interposed instrument appeal, which was not accepted on July 2012. Against the negative, the Clube Sudfer interposed Special Appeal, which is in STJ pending of judgment since February 2013. On August 2015 the case was sent to Rio de Janeiro, after res judicata of the decision that accepted the procedural issue presented by Gerdau. The demand was sent to the 7th Business Court of Law of Rio de Janeiro State/RJ, having the notary certified the existence of negative citations of some of the defendants. SUDFER was given notice on November 16th, 2015, to manifest on the pending summons, the summons is not concluded so far. There was not yet the complete summoning of all the defendants in this suit. By the way, on 07.05.2017, it was published an announcement for the summoning of the Spoil of Wanderlei Viçoso Fagundes and Lauro Henrique Campos.

On January 8, 2018, it was decreed the default of the Defendants who were summoned by notice, however, it was granted them a Special Curator, as per Law. On 9, April 2018, it was published by decision for the parties to manifest if they have interest in the holding of a conciliation hearing, in addition, to specifying the evidence they intend to produce. On April 24, 2018, Vale recorded petition informing that does have interest in a conciliation hearing, as well as has no more evidence to be produced, as it is a matter of rights. On May 2, 2018, it was published decision determining the author part to manifest on the allegations presented by the defendants and is still within the term.

On August 27, 2018, a judgment was issued, and the claim was dismissed as unfounded, which was fulminated by the limitation period.

Against the sentence, SUDFER filed motions for clarification on September 24, 2018, however, they were rejected, according to a decision published on November 16, 2018.

SUDFER filed an appeal and a hearing was opened to the defendants to challenge the appeal.

Then, the defendants presented an appeal only to increase the sentence set in the judgement.

It is expected that the appeals will be sent to the Court of Justice of Rio de Janeiro for a timely trial.

Chances of loss	Possible.

Analysis of impact in the case of losing the suit	The eventual unfavorable decision in the case would bring to the company financial losses and losses to its image.

Notes	Not applicable.

4) Origin: process no. 0102696-23.2015.4.02.5101

Court	32nd Federal Court Rio de Janeiro

Instance	trial court

Filed on	08/20/2015

Parties	SUDFER (plaintiff) versus CVM, Vale S.A., Comanhia Siderurgica Nacional, Minerações Brasileiras Reunidas S.A. — MBR, as well asdetermined officers and director of MRS at the time of the events.

Amounts, goods or rights involved	Invaluable.

Main facts

SUDFER filed this lawsuit with the purpose of annulling the judgment of the CVM in the Sanctioning Administrative Proceeding No. 14/2005 (regarding the determination of alleged irregularities in the tariff model of MRS and alleged abuse of controlling power of the controlling shareholders of MRS ), which once annulled, will imply the immediate reopening of said administrative proceeding with the CVM so that a new decision of the Board of Directors of the body is issued.

The suit was filed in the year of 2015 only against CVM, however, on November 2016, the Judge ordered the inclusion of all legal and persons and entities involved as parties in CVM’s administrative process as defendants in this suit. As a result, the process is currently in its stage of summons upon defendants.

On September 21, 2017, a total of 18 defendants had already been served, with 15 defendants left to be served. As a result, SUDFER filed, and it was granted by the court, as per decision of February 06, 2018, the it should be supplied with new addresses resulting from searches at the INFOJUD/BACENJUD systems, due to the negative feedback of the service of process of several defendants. On March 06 and 07, 2018, the information withdrawn from the systems was rendered, but since then there has been no movement of the process by the Plaintiff.

On May 7, 2018, the plaintiff took steps, but as of the date of this Reference Form not all defendants were cited in the suit.

Chances of loss	Remote.

Analysis of impact in the case of losing the suit	The eventual unfavorable decision in the case would bring to the company financial losses and losses to its image.

5) Process no. 1:15-cv-09539

Notes	The said proceeding is already described in item 4.3 above. For information, see process information on Table 12 of subitem “(iii) Civil” of item 4.3 of this Reference Form.

4.4.1. — Indicate the total amount provisioned, if any, of the proceedings described in item 4.4

On December 31, 2018, there was no amount provisioned for the proceedings mentioned on item 4.4 above.

4.5 — Relevant confidential claims

Item 4.5 comprises secret proceedings considered relevant to the Company’s and/or its subsidiaries’ businesses as of December 31, 2018. For the relevant proceedings, as applicable, after December 31st, 2018, see item 4.7 of this Reference Form.

1) Case no. 0393909-98.2012.8.19.0001

Values, goods or rights involved

Amount involved in the process according to the Company analysis of December 31, 2018: R$151,868,702.08.

Discussion regarding the maturity of specific debentures. The claim was granted, against Vale’s interests, the appellate decision was affirmed. Appeal to higher bodies still pending judgment, when requested by the parties that the proceeding was conducted on secrecy of justice, having been granted.

The parties entered into an agreement in mid-2018, which was ratified in October 2018. The deadline for compliance with the agreement is awaited.

Analysis of impact in the case of losing the suit	Any adverse decision in the process would generate financial loss for the Company.

4.6 - Publicly known and relevant repeated or related in-court, administrative or arbitration proceedings

The items below show a description of publicly known and relevant or related in-court, administrative or arbitration proceedings started until December 31, 2018. For information on relevant lawsuits instituted or in which the Company was cited after said date, see item 4.7 of this Reference Form.

(i)  Labor

In this section 4.6 in the Reference Form, the amounts of the proceedings of repeated or related in-court nature are highlighted. Considering the size of the Company, the number of employees and service providers and the number of employment claims, repeated proceedings were those that represent more than 5% of the total claims against the Company on December 31, 2018, which are described in the table below, namely: joint and several/secondary liability (36%); overtime (15%); hazard pay and premium for dangerous work (6%).

Legal fact and/or cause	The most recurrent objects are secondary /joint and several liability, overtime and premium for dangerous work and hazard.

Amounts involved	R$9.1 billion.

Company or its controlled company practice that caused such contingency	Difference of interpretation given by the Company, employees and unions to various facts, legal and regulatory instruments concerning the issues above.

(ii)        Taxes

Legal fact and/or cause	Collection of isolated penalties in the amount of 50% in the undue deduction of federal taxes.

Amounts involved	R$1 billion

Company or its controlled company practice that caused such contingency

Vale, its subsidiaries and divested companies (which liability remains under the responsibility of Vale) received several Federal Revenue Service tax assessments imposing penalties for a supposed undue deduction of tax credits from income tax payments (IRPJ) and contribution on net income (CSLL).

In such cases, the Federal Revenue Service defended the right to compensate such debts with certain tax credits and issued assessments imposing a penalty of 50% of the amount that was unreasonably deduced. On December 31, 2018, the total amount of the penalties imposed in these assessments was of R$1 billion, including disputes involving its subsidiaries and divested companies, and new assessments are expected.

The companies contest these assessments in administrative proceedings. These assessments encompass only the penalties resulting from the supposedly undue deductions, since the principal amount of unpaid taxes, interest, and other penalties for payment delay are being discussed in separated administrative proceedings. If the Company succeed in these separated administrative proceedings, the fines must be cancelled.

There is an affected leading case with a general repercussion passing judgment in the Federal Supreme Court (STF), which decision will affect all taxpayers who discuss this thesis.

Legal fact and/or cause	Discussions about the taxable base for the calculation of the Financial Compensation for the Exploration of Mineral Resources — CFEM

Amounts involved	R$7.6 billion (as of December 31, 2018).

Company or its controlled company practice that caused such contingency

Vale, its subsidiaries and divested companies (which liabilities remain under the responsibility of Vale) are parties in several administrative and legal proceedings concerning the collection of CFEM credits. The proceedings originated in collections filed by the former National Mineral Production Department (“DNPM”), replaced by the National Mining Agency (“ANM”), which main discussions involve the deduction of insurance and transportation costs and taxes highlighted in invoice, as well as the incidence of this compensation on pellets and revenues from sales carried out by the Company’s subsidiaries abroad.

In 2013, the Companies paid amounts related to transportation, not highlighted in the invoice and not preempted, having been considered the preemptive period of 5 years.

The former DNPM argued that the deadline for the collections would be 20 years. The companies argued that the applicable preemptive period would be 5 years. On December 2015, the Federal Attorney General’s Office (AGU) issued legal advice concluding that the CFEM charges are subject to the preemptive period of 10 years. This conclusion is in accordance with the decisions of the Superior Court of Justice (STJ). The companies expect the ANM and the Courts to exclude the amounts that are preempted in accordance with these understandings.

In 2016, the complementary discharge of the transportation values not highlighted in note and not preempted, this time considering the period of 10 years. The companies await the deduction, by ANM, of the amounts already paid out of the total required.

Legal fact and/or cause	Taxation on Profits Earned by Foreign Subsidiaries

Amounts involved	R$2.3 billion referring to the periods from 1996 to 2002 (on December 31, 2018) and R$22.2 billion referring to the period from 2003 to 2012 (amount included in the REFIS in 2013).

Company or its controlled company practice that caused such contingency

In February, 2003, Vale filed a suit of Writ of Mandamus to assure the right not to be subject to taxation of IRPJ and CSLL over the profits of its subsidiaries and affiliates abroad, as defined in the sole paragraph of art. 74 of Provisional Measure 2.158-34/2001, and later re-editions.

Arguments of the Company: (i) article 74 of the Provisional Measure ignores the treaties against double taxation signed by Brazil; (ii) the Brazilian Tax Code prohibits the referred to taxation by means of a Provisional Measure; (iii) even if article 74 of the Provisional Measure were valid, the exchange variation should be excluded from the calculation of taxes due; (iv) illegality of IN 213/2002; and (v) violation of the principle of prior taxation, in relation to generating facts occurring before December of 2001.

The Federal Government made several administrative and legal charges for the IRPJ and CSLL requirements on the profits earned by Vale subsidiaries and affiliated companies abroad, referring to the years from 1996 to 2012.

In 2013, the amount under discussion was significantly reduced due to the company’s adherence to REFIS-TBU for the years from 2003 to 2012. Under REFIS, the company paid R$5.9 billion in 2013 and agreed to pay the remaining R$16.3 billion in monthly installments, updated by SELIC. On December 31, 2018, the remaining balance to be paid by the company was R$16.4 billion, in 118 future installments.

The legal discussion continues for the fiscal years from 1996 to 2002, on the grounds that the MP 2.158/2001 could not date back to obtain facts that were prior to its validity, as decided by the Federal Supreme Court in ADI 2.588. On December 31, 2018, the total amount involved for the mentioned period was R$2.3 billion.

In 2014, the Superior Court of Justice (STJ) issued a decision favorable to the company in the Writ of Mandamus filed in 2003. The Federal Government filed an Extraordinary Appeal against this decision, which is pending judgment by the Federal Supreme Court (STF).

Legal fact and/or cause	Debate about the taking of PIS and COFINS

Amounts involved	R$4.2 billion (December 31, 2018).

Company or its controlled company practice that caused such contingency

Vale, its subsidiaries and divested companies, which liabilities remains under the responsibility of Vale, received several charges drawn by the Federal Revenue Service, arguing that we incorrectly claimed PIS and COFINS tax credits.

PIS and COFINS are social contributions of a tax nature due over the gross revenues of companies in general, which may be partially offset by credits resulting from PIS and COFINS payments made by the suppliers. The tax authorities claim that (i) some credits that the companies have deducted from their payments of PIS and COFINS were not deductible and that (ii) the right of use of tax credits was not properly shown.

Vale, its subsidiaries and divested companies are discussing these collections at the administrative and legal levels.

Legal fact and/or cause	ICMS charge and fine

Amounts involved	R$ 2.1 billion (as of December 31, 2018).

Company or its controlled company practice that caused such contingency

Vale, its subsidiaries and divested companies (which liabilities remain under the responsibility of Vale) contest the charging of Tax on the Circulation of Goods and on Services (ICMS) and fine in several States. In these lawsuits, the main claims of the tax authorities are: (i) undue tax credit, (ii) non-compliance with accessory obligations, (iii) tax incidence on electric energy purchases and (iv) requirement of the rate differential (DIFAL).

Legal fact and/or cause	ICMS charge in own transportation and penalty

Amounts involved	R$ 959 million

Company or its controlled company practice that caused such contingency

Vale contests the charging of Tax on the Circulation of Goods and on Services (ICMS), supposedly due to Minas Gerais State, as applicable on the transportation of iron ore by Vale itself, and a fine.

The discussion regarding the collection of the events generating 2009 and 2010, in the total amount of R$632 million, was closed in favor of Vale. The discussion continues regarding the fiscal years of 201 to 2013, in the total amount of R$959 million. In this proceeding, favorable judgments were made in favor of Vale’s thesis both in the trial and appellate courts and, currently, the trial of conflicting objections by the State of Minas Gerais is awaited.

Vale argues that the ICMS is not due because there is no transportation service for itself.

(iii) Civil

Legal fact and/or cause

Twelve suits were proposed by pension funds, which through these demands postulate the receipt of inflationary purges arising from the economic plans denominated Summer Plan and Collor Plan on the amounts paid in the contracts of purchase and sale of gold at fixed-terms entered into with Vale from 1988. Of these 12 suits, Vale had 3 unfavorable decisions, and the final decision was passed and the convictions paid, leading to the extinction of these suits. With this, 9 suits are still ongoing in the Judiciary. Of these 9 suits, 5 have provisioned amounts.

Amounts involved	R$247,909,890.17, corresponding to the total amount involved in the nine cases that are still ongoing in the Judiciary on December 31, 2018.

Company or its controlled company practice that caused such contingency

The contingency has been generated according to the edition of economic plans called Plano Verão and Plano Collor, both created by the Federal Government, between 1989 and 1991. The contracts in discussion around these disputes were all paid by Vale and considered to be settled by the plaintiffs at the time. However, the plaintiffs filed a suit aimed at extending application of the decision on a matter judged in the STJ for saving accounts to contracts concluded with Vale. The Company maintains that repayment of inflationary purges is not due.

Legal fact and/or cause	Demands refer to emotional distress and / or pecuniary damages arising from reflexes caused by the failure of the Fundão Dam located in the Municipality of Mariana.

Amounts involved	Until December 31, 2018, Vale had been summoned in 12 demands fit in this category, and the amount involved is invaluable.

Company or its controlled company practice that caused such contingency

The demands plead emotional distress and/or pecuniary damages originated from Barragem de Fundão, located in the Municipality of Mariana, Minas Gerais State, property of Samarco Mineração S.A., company in which Vale holds 50% of capital share, with the remaining 50% held by BHP Billiton Brasil Ltda. (“BHPB”).

4.6.1. — Indicate the total amount provisioned, if any, of the proceedings described in item 4.6

On December 31, 2018, the total amount provisioned, taking into consideration the proceedings described in subitems (i), (ii) and (iii) of item 4.6 above, was of R$ 69.8 million.

(i)  Labor

As of December 31, 2018, there were no amounts provisioned for the labor lawsuits that together are relevant, described in sub-item (i) of item 4.6 above, due to the prognosis attributed to the lawsuits.

(ii) Taxes

On December 31, 2018, the total amount provisioned, considering the tax proceedings that are relevant together, described in subitem (ii) of item 4.6 above, was of R$1.9 million.

(iii) Civil

As of December 31, 2018, the total amount provided for, considering the civil lawsuits that are relevant as described in sub-item (iii) of item 4.6 above, was approximately R$ 67.9 million.

4.7 - Other relevant contingencies

Additional Clarifications to items 4.3 to 4.7

In this item, the Company provides information on:

(I)                                   the proceedings that were file or in which the Company was cited after December 31, 2018, among which, the proceedings related to the failure of dam B1 at the Córrego do Feijão Mine, in the City of Brumadinho/MG, a fact that occurred in January 25, 2019;

(II)                              parliamentary inquiry committees set up; and

(III)                         Terms of Commitment and the Conduct Adjustment Terms entered into by the Company or its subsidiaries that are relevant to the business.

(I)            RELEVANT PROCEEDINGS ENTERED AFTER DECEMBER 31, 2018

The following is a description of the relevant contingencies in which Vale and/or its controlled companies were cited after December 31, 2018.

These processes are mainly related to the disruption of the Brumadinho Dam.

(I.a) Judicial, administrative or arbitration proceedings in which the issuer or its subsidiaries are a party

(i) Labor

The tables below present an individual description of the labor lawsuits considered relevant to the Company’s and/or its subsidiaries’ businesses, or in which the Company was cited after December 31, 2018:

1) Case No. 0010261-67.2019.5.03.0028

Court	5th Labor Court of Betim/MG

Instance	Trial Court

Filed on	03/25/2019

Parties	MPT/Sindicato dos Empregados em Empresas de Asseio/ Sindicato dos Empregados em Empresas de Refeições Coletivas/Defensoria Pública da União (Plaintiffs) and Vale S.A. (Defendant)

Values, goods or rights involved	R$ 3,600,000,000.00 (case value as of March 31, 2019)

Main facts

The purpose of this suit is to provide for the protection of the employment contracts of those who worked in the Feijão mine at the time of the Brumadinho dam failure, in addition to the pension of dependents of deceased/disappeared employees, payment of collective moral damages and social dumping. The initial hearing was scheduled for May 17, 2019 and later re-scheduled for June 03, 2019.

The amount of R$ 1,600,000,000.00 was blocked in Vale’s accounts, due to a judicial order issued in the Anticipated Guardianship proceedings, proceeding 0010080- 15.2019.5.03.0142, which preceded the filing of this Public Civil Action.

Chances of loss	Remote for social dumping object and probable for the other objects with substantial chance of reducing the amount of collective moral damages pleaded by the MPT.

Impact analysis in case of loss/ Reasons of the relevance of the lawsuit for the Company

The fact in question may cause financial losses to the Company, especially with respect to collective moral damages, whose arbitration sought by the MPT is R$ 2,000,000,000.00.

In addition, it increases the damage to Vale’s reputation.

Notes	Not applicable.

2) Case no. 0010357-31.2019.5.03.0142

Court	5th Labor Court of Betim/MG

Instance	Trial Court

Filed on	10/04/2019

Parties	Metabase Brumadinho / SITICOP-MG / SEERC-MG / FETICOM / SINTEPOPE / Rental Companies MG Workers Union / SINDADOS-MG

Values, goods or rights involved	R$ 10,000,000,000.00 (value of the cause as of April 10, 2019)

Main facts

The purpose of this lawsuit is the payment of compensation to the families of deceased or missing victims in the amount of R$10,000,000.00, as well as compensation of R$1,500,000.00 to rescued survivors and R$1,000,000.00 to survivors who were not on site, but that they had a relation of employment or work with Vale. The claim also covers the payment of compensation for material damages to the families of the victims and the surviving victims. At the end, there is still an application for compensation for collective moral damages equivalent to R$4,000,000,000.00 and compensation for social dumping. Finally, the plaintiffs intend that Vale will be obliged to maintain the workers’ jobs, salaries and benefits until the on-site mining activity is resumed and, at least for a period of 3 years, during the period of decommissioning, condemning the Company to reintegrate the employees eventually dismissed after January 25, 2019.

A freezing of R$5,480,000,000.00 was requested in Vale’s accounts, which was rejected because the magistrate did not perceive the existence of risk of harm or risk to the useful outcome of the proceeding.

A pretrial conference is scheduled for June 8, 2019.

Chances of loss	Remote

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

The fact in question may cause financial losses to the Company, especially with respect to collective moral damages, in view of the arbitration sought by the union agencies (R$4,000,000,000.00).

In addition, it strengthens the damage to Vale’s reputation, either because it keeps in evidence all the facts that happened in Brumadinho due to the failure of the dam and its serious repercussions, or because it continuously revolves the deaths caused to the workers and their consequences for each family, as well as the situation of the survivors.

Notes	Not applicable.

3) Case no. 0010319-76.2019.5.03.0026

Court	5th Labor Court of Betim/MG

Instance	Trial Court

Filed on	05/04/2019

Parties	SITRAMONTI-MG - Industrial Assemblies of Minas Gerais Workers Union

Values, goods or rights involved	R$ 500,000.00 (value of the case as of April 5, 2019)

Main facts

The purpose of this lawsuit is the payment of compensation for material damages to dependents of deceased / missing employees; indemnity for material damages related to all the benefits provided in ACT / CCT, in a single installment; and, alternatively, in the form of pension. The union also intends the payment of compensation of not less than R$5,000,000.00 for each family group and, finally, the payment of legal fees.

A pretrial conference is scheduled for June 8, 2019.

Chances of loss	Likely

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company	In addition, it increases the damage to Vale’s reputation.

Notes	Not applicable.

(ii) Civil

The tables below present an individual description of the civil cases deemed relevant for the businesses of the Company and/or of its subsidiaries, in which the Company was cited after December 31, 2018:

1) Case no. 5010709-36.2019.8.13.0024

Court	6th Court of the Public Treasury and Government Agencies of the Court District of Belo Horizonte

Instance	Trial Court

Filed on	25/01/2019

Parties	State of Minas Gerais v. Vale S.A.

Values, goods or rights involved	The amount attributed to the case was R$20,000,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

Main facts

It is a interlocutory relief lawsuit in an antecedent character, later amended to change into a Public Civil Lawsuit, proposed by the State of Minas Gerais against Vale SA due to the failure of tailings dam I of the Córrego do Feijão Mine in Brumadinho, and the damages caused to the environment and to the victims, aiming at the integral reparation for the environmental and socioeconomic damages resulting from the damaging event.

An injunction was granted on January 25, 2019 to determine the unavailability and freezing of R$1,000,000,000.00 of Vale S.A. or any of its subsidiaries; as well as the execution of several emergency measures and the submission, within 48 hours, of the detailed report on the measures already taken; follow the general protocols for accidents of this nature in order to stop the volume of tailings and mud launched by the failure of the dam, informing weekly the activities carried out and the results obtained to the court and to the competent authorities; mapping of the different resilience potentials of the affected area, observing the thickness of the mud cap, granulometry and the pH of the material, in addition to the possible concentration of heavy materials; prevent the waste from contaminating sources of riverheads and water capture, as indicated by the DNPM, reporting on the initiatives adopted; to control the proliferation of synanthropic species (rats, cockroaches etc.) and vectors of diseases transmissible to humans and animals close to homes and communities by themselves or by a duly hired specialist.

There was an amendment to the complaint on January 25, 2019. Several court-appointed hearings were held, opportunities in which different agreements were executed between Vale and the plaintiffs, such as, for example, emergency payment for those affected, a procedure to reimburse State expenses, a work suggested by COPASA for water capture in the Paraopeba River in a different location from the current one, clearance of R$500,000,000.00 previously freezed.

The judgement that granted the injunction on January 25, 2019 was challenged by an interlocutory appeal, to which the grant of supersedeas was denied.

Chances of loss	Possible.

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil lawsuit filed by the State of Minas Gerais, the Prosecution Office of Minas Gerais and the Public Defender’s Office, aiming at adopting remedial measures to environmental and socioeconomic damages, due to the tailings arising from the failure of Dams I, IV and IV-A of the Feijão Mine Complex, and losing the lawsuit may cause significant financial losses to the Company.

Notes	Not applicable.

2) Case no. 5044954-73.2019.8.13.0024

Court	6th Court of the Public Treasury and Government Agencies of Belo Horizonte

Instance	Trial Court

Filed on	25/01/2019

Parties	Prosecution Office of the State of Minas Gerais v. Vale S.A.

Values, goods or rights involved	The amount attributed to the case was R$5,000,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

Main facts

It is a interlocutory relief lawsuit in an antecedent character, to defend the Environment, proposed by the Prosecution Office of Minas Gerais against Vale SA, due to the failure of dams I, IV and IV-A, which are part of the Mining Complex in Córrego do Feijão, located in the municipality of Brumadinho.

A judgment was rendered on January 26, 202019, determining: (a) the adoption of all necessary measures to guarantee the stability of dam VI of the Feijão Mine Complex; (b) presentation of reports, every 6 hours or in the shortest time necessary, to SEMAD, the State Civil Defense and the municipalities at risk and the Fire Department on the measures being taken and the situation whether Dam VI is stable or not; (c) freezing of amounts found in Vale’s accounts in amounts not lower than 5 billion, to guarantee only emergency measures. In case there is no available balance, it was requested the unavailability of automobiles through Renajud and real estate through dispatch of official letters to the registers of deeds of Belo Horizonte and Brumadinho.

Chances of loss	Possible.

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil lawsuit filed by the Prosecution Office due to the failure of Dams I, IV and IV-A of the Feijão Mine Complex, and losing the lawsuit may cause significant financial losses to the Company.

Notes

There are interlocutory appeals pending, which object is the reform of the granted injunction. Namely:

•                  Interlocutory Appeal 0069583-74.2019.8.13.0000, filed against the injunction. On January 29, 2019, a decision was rendered rejecting the request for supersedeas of Vale’s interlocutory appeal;

•                  Internal interlocutory appeal filed against the decision that rejected the request for supersedeas pleaded in the filed interlocutory appeal;

•                  Interlocutory Appeal 0130955-24.2019.8.13.0000, filed against a decision that determined Vale to deposit the remaining amount of R$3,495,971,337.12 within 12 hours. On February 2, 2019, a decision was rendered rejecting the grant for supersedeas;

•                  Internal Interlocutory Appeal 0130955- 24.2019.8.13.0000, filed against a monocratic decision that rejected the grant for supersedeas to interlocutory appeal 0130955-24.2019.8.13.0000.

3) Case no. 0002679-87.2019.4.01.3800

Court	1st JEF Court - Belo Horizonte

Instance	Trial Court

Filed on	31/01/2019

Parties

Felipe Torello Teixeira Nogueira x Vale S.A., Bradespar S.A., NYSE, Bovespa, BNDES Participacoes Vale S.A., Bradespar S.A., NYSE, Bovespa, BNDES Participacoes SA — BNDESPAR, Mitsui & Co S.A. and Stock, Commodities and Futures Exchange, Litel Participações S.A., Federal Government.

Values, goods or rights involved	The amount attributed to the case was R$1,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

Main facts

This is a lawsuit to investigate environmental crimes in the Brumadinho region.

The preliminary injunction issued on February 4, 2019 determined the freezing adverse to Vale S.A., the State of Minas Gerais, the Brumadinho Municipality and the Federal

Government, in the amount of R$1 billion (Vale), R$80 million (State), R$200 thousand (Municipality of Brumadinho) and R$100 million (Federal Government), and determination of the obligation to do, in order to avoid or alleviate human suffering and restore normality.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the lawsuits stems from the fact that it is a citizen lawsuit to investigate the environmental crimes that occurred in Brumadinho, and losing the lawsuit may cause significant financial losses to the Company.

Notes	Not applicable.

4) Case no. 5012680-56.2019.8.13.0024

Court	6th Court of the Public Treasury and Government Agencies of the Court District of Belo Horizonte

Instance	Trial Court

Filed on	30/01/2019

Parties	Network of Non-Governmental Organizations of the Atlantic Rainforest (“RMA”) v. Vale S.A.

Values, goods or rights involved	The amount attributed to the case was R$30,000,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

Main facts

It is a public civil lawsuit, which object is the indemnification for collective moral damages in the amount of R$30,000,000,000.00 and individual moral damages in the amounts of R$1,000,000.00 or R$500,000.00, depending on the severity of the damage. In addition, it requires the indemnification for property damage.

Proceeding suspended since March 11, 2019 until the trial of case no. 5010709-36.2019.8.13.0024.

In addition, there is a writ of mandamus filed against the decision of the court of the 6th Court of the Public Treasury and Government Agencies of the Court District of Belo Horizonte that determined the suspension of the proceeding due to the previous pending lawsuit proposed by the State of Minas Gerais. Having the injunction requested under a writ of mandamus been rejected, the RMA filed an internal interlocutory appeal, pending judgment.

Chances of loss	Possible.

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the lawsuits stems from the fact that it is a public civil lawsuit filed by the Network of Non-Governmental Organizations of the Atlantic Rainforest aiming at the indemnification for collective and individual moral damage, and losing the lawsuit may cause significant financial losses to the Company.

Notes	Not applicable

5) Case no. 1003592-88.2019.4.01.3400

Court	5th Federal Civil Court of the SJMG

Instance	Trial Court

Filed on	02/12/2019

Parties	Soraya Vieira v. Vale S.A.

Values, goods or rights	The amount attributed to the case was R$2,140,000,000.00,

involved	however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

Main facts

It is a citizen lawsuit with a request for provisional remedy against Vale, Ferrous Resources Limited and the Brazilian Antitrust Authority “so that CADE does not approve the acquisition of Ferrous by Vale S/A, ordering the nullity of the agreement and determining the return of the parties to the status quo ante, rendering the acquisition ineffective”.

A decision was rendered on March 22, 2019, determining that (a) CADE would not approve the acquisition of Ferrous by Vale; (b) Alternatively, the Court requested that CADE conditions the approval of the merger by prior and strict compliance with several conditions, within a period of 240 days, counting from the protocol of the act of concentration in the municipality.

A judgment was rendered on March 22, 2019, excluding Vale as a defendant in the lawsuit.

Chances of loss	Remote.

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the lawsuits stems from the fact that it is a citizen lawsuit requesting the anulment of the Ferrous’ purchase agreement by Vale, and losing the lawsuit may cause significant financial losses to the Company.

Notes	Not applicable.

6) Case no. 5000045-50.2019.8.13.0054

Court	Sole Court of the Jurisdictional District of Barão de Cocais

Instance	Trial Court

Filed on	02/25/2019

Parties	Prosecution Office of Minas Gerais (“MPMG”), Public Defender’s Office of the State of Minas Gerais and Vale S.A.

Values, goods or rights involved

The amount attributed to the case was R$20,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character. There is granted request for a freezing in the amount of R$3,000,000,000.00.

Main facts

The generating fact of this lawsuit was the evacuation carried out by Vale at the dawn on February 8, 2019, determined by the National Mining Agency, of approximately 500 residents of the communities of Socorro, Tabuleiro, Piteiras and Vila Congo, all located in the Municipality of Barão de Cocais, downstream of the dam of the Gongo Soco Mine.

It is a Provisional Remedy in Antecedent Character with an Injunction Request in defense of the human rights of environmental refugees arising from the evacuation and those who suffered material and moral damages due to the risk of faliure of the tailings dam located in the municipality of Barão de Cocais.

On February 26, 2019, MPMG’s request was granted, ordering the freezing of Vale’s R$1,000,000,000.00 to guarantee repair and compensation of material and moral damages to evacuees.

On February 26, 2019, a decision was rendered that partly granted the requests made in the case of emergency provisional relief, to determine the freezing of R$10,000,000.00 of Vale, via BACENJUD, among other measures.

On March 1, 2019, a decision was rendered informing the material error in the previous decision and rectifying the terms of the last decision, to change the value of the freezing to R$50,000,000.

On March 23, 2019, a petition of the MPMG was produced stating the risk of the Sul Superior Dam failure, requiring (I) the extension of the effects of the decision rendered in the records of case no. 5000045-50.2019.8.13.0054 to all new evaccuations arising from the elevation to emergency level 3 of the Sul Superior Dam, (ii) that Vale take the emergency measures highlighted in the petition, (iii) increase the freezing in the amount of 3 billion reais, (iv) the immediate suspension of the activities in the complex where the Sul Superior dam is located (v) update of study of failure and presentation of daily stability reports (vi) presentation of emergency plans within 72 hours.

On March 25, 2019, there was a decision fully granting the ministerial requests.

On April 1, 2019, an answer was produced by Vale.

On April 1, 2019, a freezing of BacenJud was produced and the records were concluded for dispatching.

On April 16, 2018, a petition was produced by Vale, informing the filing of an interlocutory appeal.

On April 29, 2019, the MPMG amended the complaint, giving the amount of R$ 3 billion to the case.

In addition, successive blocks of R$ 50,000,000.00 and R$ 2,950,000,000.00 were deferred, effecting the blocking of R$ 3,039,602,453.25.

Chances of loss	Possible.

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil lawsuit filed by the Prosecution Office and by the Public Defender’s Office of the State of Minas Gerais, aiming at the reparation and adoption of measures in case of failure of the Gongo Soco dam, and losing the lawsuit may cause significant financial losses to the Company.

Notes	Not applicable.

7) Case no. 5027434-03.2019.8.13.0024

Court	17th Civil Court of the Court District Belo Horizonte

Instance	Trial Court

Filed on	02/26/2019

Parties	Interstate Commission for the Defense of Human Rights and Citizenship - CIDDHC and Vale S.A.

Values, goods or rights involved	The amount attributed to the case was R$8,710,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

Main facts

Public Civil Lawsuit of obligation to do c/c reparation for collective moral damages and request for interlocutory relief. It requires the intensification of the search and rescue of the bodies of the victims of the accident in the Córrego do Feijão dam.

On May 12, 2019, Vale filed a petition requesting the rejection of the injunction requests.

On May 25, 2019, Vale filed a new petition, in addition to the previous one, requesting the extinction of the deed.

On April 15, 2019, the Prosecution Office produced an opinion affirming that the jurisdiction for judgment of the lawsuit is of the District of Brumadinho.

On April 22, 2019, a decision was rendered determining the summons of the parties to manifest on the opinion of the Prosecution Office. Vale has already presented its manifestation.

Chances of loss	Possible.

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil lawsuit filed by the CIDDHC, aiming at a reparation and the adoption of measures due to the failure of Dams B1, BIV and BIV-A, and losing the lawsuit may cause significant financial losses the company.

Notes	Not applicable.

8) Case no. 5000430-27.2019.8.13.0400

Court	1st Civil, Criminal and Juvenile Court of the District of Mariana

Instance	Trial Court

Filed on	03/07/2019

Parties	Prosecution Office (“MPMG”) and VALE S.A.

Values, goods or rights involved	The amount attributed to the case was R$10,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

Main facts

It is a Public Civil Action with a preliminary injunction filed by the MPMG against Vale S/A, which objective is to hold the company responsible for the damages caused to the population of Mariana/MG, due to the situation in which the BR-356 is, with the implementation of a “STOP AND GO” system, due to the elevation of the risk of the “Vargem Grande” tailings dam to level 2.

Agreement homologated in a hearing on April 16, 2019.

Chances of loss	Possible.

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Considering the execution of the Conduct Adjustment Agreement - TAC and that Vale has been implementing the measures established therein, eventual impacts are of low economic potential, and losing the lawsuit may cause significant financial losses to the Company.

Notes	Not applicable.

9) Case no. 5000901-97.2019.8.13.0188

Court	2nd Civil Court of the Court District of Nova Lima

Instance	Trial Court

Filed on	03/14/2019

Parties	Prosecution Office, Public Defender’s Office of the State of Minas Gerais and Vale S.A.

Values, goods or rights involved	The amount attributed to the case was R$2,000,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

Main facts

It is a Provisional Remedy in antecedent character with an injunction request in defense of the human rights of environmental refugees arising from the evacuation and those who, in any way, suffered material and moral damages due to the risk of failure of the mining tailings dam located in the District of São Sebastião das Águas Claras - Nova Lima - MG. On March 15, 2019, a preliminary injunction granting the interlocutory relief requested by the MPMG, determining the freezing of R$1 billion was rendered, in addition to the adoption of several measures. From this decision, Vale filed an interlocutory appeal, which supersedeas was fully granted.

Chances of loss	Possible.

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil lawsuit filed by the Prosecution Office and by the Public Defender’s Office of the State of Minas Gerais, aiming at the reparation and adoption of measures in case of failure of the B3/B4 dam, and losing the lawsuit may cause significant financial losses to the Company.

Notes	Not applicable

10) Case no. 5036049-79.2019.8.13.0024

Court	1st Court of the Public Treasury and Government Agencies of the Court District of Belo Horizonte

Instance	Trial Court

Filed on	03/21/2019

Parties	Association of Servants of the Fire Department and Military Police of the State of Minas Gerais - ASCOBOM/MG v. Vale S.A. and the State of Minas Gerais

Values, goods or rights involved	The amount attributed to the case was R$100,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

Main facts

It is a public civil lawsuit managed by the Association, aiming at the protection of all the military firefighters who worked in the search and rescue activities in the city of Brumadinho, due to the environmental tragedy.

Still without the appraisal of the preliminary injunction, the State of Minas Gerais requested the referral of the records to the 6th Court of Public Treasury and Government Agencies of the Court District of Belo Horizonte, so that the preliminary injunction could be considered in conjunction with the decisions of ACP 1BI and no. 5026408-67.2019.8.13.0024.

Chances of loss	Possible.

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil lawsuit filed by the Association, aiming at the protection of all the military firefighters who worked in the search and rescue activities in the city of Brumadinho, due to the environmental tragedy, and losing the lawsuit may cause significant financial losses to the Company.

Notes	Not applicable.

(iii) Environmental

The tables below present an individual description of the labor lawsuits considered relevant to the Company’s and/or its subsidiaries’ businesses, or in which the Company was cited after December 31, 2018:

1) Case no. 0001843-23.2019.8.13.0090

Court	2nd Civil/Criminal Court of Brumadinho

Instance	Trial Court

Filed on	01/27/2019

Parties	Noraldino Lúcio Dias Júnior X Vale S.A

Values, goods or rights involved	The amount attributed to the case was R$ 20,000.00 however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

Main facts

This is an obligation to file a preliminary injunction requesting “the jurisdictional provision for the purpose of imposing an obligation to ensure the necessary assistance for the rescue, health and life of the animals, victims of the disruption of the retention of ore tailings that occurred on January 25, 2019, in the Rural Area of Brumadinho/MG.

Preliminary decision rendered on January 27, 2019, determining that the contracting of equipment and resources necessary for the rescue and due care of the animals, victims of the failure, under the penalty of a daily fine of R$ 50,000.00.

There is an interlocutory appeal pending judgment, which has the purpose of suspending the injunction granted.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the lawsuit stems from the fact that it is a popular action with a view to adopting measures on the protection and rescue of fauna, and any unfolding of this process may have financial and reputational impacts on the Company.

Notes	Not applicable.

2) Case no. 5012680-56.2019.8.13.0024

Court	6th Court of the Public Treasury and Government Agencies of the Court District of Belo Horizonte

Instance	Trial Court

Filed on	01/30/2019

Parties	Rede de Organizações não Governamentais da Mata Atlântica v Vale S.A.

Values, goods or rights involved	The amount attributed to the case was R$ 30,000,000,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

Main facts

It is a public civil action whose purpose is the indemnification for collective moral damages in the amount of R$ 30,000,000,000.00 and individual moral damages in the amounts of R$ 1,000,000.00 or R$ 500,000.00 depending on the severity of the damage. In addition, it requires the indemnification for property damage.

Proceeding suspended since March 11, 2019 until the trial of case no. 5010709-36.2019.8.13.0024.

There is a writ of mandamus and internal grievance by the author pending judgment.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the lawsuit stems from the fact that it is a public civil action filed by Rede de Organizações Não Governamentais da Mata Atlântica with a view to compensation for collective and individual moral damages, and any unfolding of this process may have financial, operational and reputational impacts to the Company.

Notes	Not applicable

3) Case no. 1001659-44.2019.4.01.3800

Court	19th Federal Civil Court of SJMG

Instance	Trial Court

Filed on	02/07/2019

Parties	União Federal v Vale S.A.

Values, goods or rights involved	The amount attributed to the case was R$ 230,000.00, however, there are illiquid orders and / or orders involving the adoption of several measures, which of course have an economic character.

Main facts

This is an action for pre-trial injunctive relief interposed by the Federal Government in the face of Vale S.A., requiring the defendant to hire indicated laboratories to provide periodic examinations on the water quality of the Paraopeba River, for a minimum period of two months, under penalty of fine.

A decision was rendered on February 11, 2019, rejecting the action for pre-trial injunctive relief and requiring the defendant to hire appointed laboratories to provide periodic examinations on the water quality of the Paraopeba River, for a minimum period of two months, under penalty of fine.

The Conduct Adjustment Agreement (TAC) (for information on this TAC, see item 4.7 of this Reference Form) was signed, which legally approved with the termination of the proceeding.

Chances of loss	Remote

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the action stems from the fact that it is a public civil action filed by the Federal Government with a view to adopting measures on the water quality of the Paraopeba River.

Notes	Not applicable.

4) Case no. 0003811-02.2019.8.13.0054

Court	Sole Court of the Jurisdictional District of Barão de Cocais/MG

Instance	Trial Court

Filed on	02/13/2019

Parties	Prosecution Office of the State of Minas Gerais v. Vale S.A.

Values, goods or rights involved	The amount attributed to the case was R$ 1,000,000.00, however, there are illiquid orders and/or orders involving the adoption of several measures, which of course have an economic character.

Main facts

It is a public civil action in defense of the environment with an application for urgent protection, in which MPMG postulates that Vale will carry out several emergency measures for the protection and preservation of fauna, located at the Gongo Soco Mine in Barão de Cocais.

As of February 13, 2019, the lawsuit was accepted.

On February 14, 2019, a preliminary injunction was approved by MPMG for Vale to comply with specific performance regarding the fauna of Barão de Cocais, a decision that was the subject of an interlocutory appeal, which was granted partial suspensive effect to delay the term to comply with the measures.

On May 26, 2019, Vale filed a defense.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the action stems from the fact that it is a public civil action filed by the Public Prosecutor’s Office with a view to repairing and adopting measures in the event of a failure in the Gongo Soco dam, and any unfolding of this proceeding may have financial and reputational impacts on the Company .

Notes	Not applicable.

5) Case no. 5000683-69.2019.8.13.0188

Court	2nd Civil Court of the Court District of Nova Lima

Instance	Trial Court

Filed on	02/25/2019

Parties	Public Prosecutor’s Office of Minas Gerais (“MPMG”) and Vale S.A.

Values, goods or rights involved	The amount attributed to the case was R$ 2,000,000.00, however, there are illiquid orders and/or orders involving the adoption of several measures, which of course have an economic character.

Main facts

It is a public civil action in defense of the environment with petition for urgent relief, filed by MPMG in face of Vale. In addition to petitions for urgent relief, Vale is required to (i) take care of all properly rescued animals, ensuring conditions of well-being inherent to the species, until they can be returned to their tutors, (ii) indemnify, morally and materially, tutors who can not receive the animals back, (iii) indemnify the tutors, morally and materially, in the event of the death of the animal, (iv) hold fairs to adopt rescued dogs and cats that can not be returned to their tutors, and it must deliver the animals through responsible custody, which should be monitored for six months. In case of noncompliance with the term, the defendant must resume the animal’s custody, (v) perform the rehabilitation and release of wild animals seized in irregular captivity, in accordance with the pertinent legislation and under the supervision of the competent environmental agencies, take care of animals rescued and not returned to their tutors, adopted or reintroduced in nature, until the end of their lives, being prohibited the slaughter, the commercialization or the use for work of these animals, (vii) condemn to the payment of collective moral damages in the amount of R$ 2 million, to be destined for the Special Fund of the Public Prosecutor’s Office - FUNEMP for application in wildlife protection projects. On the same day of the distribution, the interim relief challenged by MPMG was granted.

Lawsuit filed on February 23, 2019 and regularly distributed to the 2nd Civil Court of Nova Lima on February 25, 2019. Decision handed down in the on-call regime, granting the initial request, setting a deadline for Vale to start complying with the measures in 24 hours, and ending in 120 hours. Fixed daily non-compliance fine of R$100 thousand.

Vale filed a petition on February 28, 2019, requesting reconsideration of the decision, as well as warning of the interlocutory appeal, in which the suspensive effect claimed by Vale was approved, in order to suspend the judicial order, without prejudice to the aggravating party taking the necessary arrangements for rescue and treatment of domestic animals and for protection of wildlife in the areas of Self-Rescue Zones of the Vargem Grande and Mar Azul regions.

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the action stems from the fact that it is a public civil action filed by the Public Prosecutor’s Office with a view to repairing and adopting measures in case of disruption of the Mara Azul mine dams, and any unfolding of this process may have financial, operational and reputation for the Company.

Notes

6) Case no. 5000121-74.2019.8.13.0054 - ACP GONGO SOCO DAMS

Court	Sole Court of the Jurisdictional District of Barão de Cocais

Instance	Trial Court

Filed on	03/22/19

Parties	Public Prosecutor’s Office of Minas Gerais (“MPMG”) v Vale S.A.

Values, goods or rights involved	The amount attributed to the case was R$ 1,000,000.00, however, there are illiquid orders and/or orders involving the adoption of several measures, which of course have an economic character.

Main facts

It is a public civil action with an injunction that seeks to guarantee to society that Vale’s structures of responsibility are effectively safe, specifically the mining dams Dique 2, Dique A, Dique B, Dique C, Dique do Patrimônio, Dique dos Ingleses, Dique Fazendinha and Sul Inferior. In addition, the request also includes other structures of the Municipality of Barão de Cocais, such as Norte/Laranjeiras and Sul Superior.

On March 25, 2019, a decision was issued for Vale to adopt a series of measures related to the dams and structures mentioned in the initial.

On April 15, 2019, a decision was rendered that declined jurisdiction for the 1st Court of the Public Treasury, action 5013909-51.2019.8.13.0024 (Public Civil Action - Ranked ACP).

Chances of loss	Possible

Impact analysis in case of loss / Reasons of the relevance of the lawsuit for the Company

Invaluable. The relevance of the action stems from the fact that it is a public civil action filed by the Public Prosecutor’s Office with a view to repairing and adopting measures in case of disruption of said dams, and any unfolding of this process may have financial, operational and reputational impacts for the Company.

Notes	Not applicable.

(I.a.1)— Indicate the total amount provisioned, if any, of the proceedings described in item (I.a) above

As of March 31, 2019, there was no amount provisioned, considering the individually relevant processes described in sub items (i), (ii) and (iii) of item (I.a) above.

(i)  Labor

At March 31, 2019, there was no amount provisioned for the labor proceedings described in sub-item (i) of item (I.a) above, considering that they are subsequent to such date or have a date of filing close to the cutoff date.

(ii) Civil

As of March 31, 2019, there was no amount provisioned for the civil proceedings described in subitem (ii) of item (I.a).

(iii)   Environmental

As of March 31, 2019, there was no amount provisioned for the environmental proceedings described in subitem (iv) of item (I.a) above.

(I.b)Information on relevant confidential proceedings in which the issuer or its subsidiaries are a party that have not been disclosed in item (I.a) above

After December 31, 2018, the writ of citation relating to the confidential case, individually relevant, was added as follows:

1) Case No. 0021378-63.2018.4.01.380

Values, goods or rights involved

The Federal Government requested before the 27th Federal Court of Belo Horizonte the unavailability of Vale’s assets and rights in the amount of R$10 billion, as a precautionary measure for alleged tax and social security debts from a company in which the Company holds shared controlling interest.

Initially, an injunction was granted to render Vale’s assets and rights unavailable. This decision was reversed in all relevant aspects, because all the debts covered by said injunction have enforceability suspended under Brazilian law.

Vale’s summons was attached to the case record in January 2019, and the Company filed its defense in a timely manner. The appeal was based on the lack of legal grounds for the filing of such lawsuit, in view of the suspended enforceability of the tax and social security debts, as well as in the non-occurrence of the legal hypotheses that would authorize Vale to be held liable for paying the amounts in question.

On May 6, 2019, a favorable judgment was rendered for the dismissal without prejudice, due to lack of procedural interest. On May 17, 2019, the Federal Government filed a Motion for Clarification, pending judgment.

Analysis of impact in the case of losing the suit	Unavailability of assets and rights for remedy of tax and social security credit of approximately R$ 10 billion.

(I.c) Repetitive or connected judicial, administrative or arbitral proceedings, not confidential and relevant together

The following items present a description of legal, administrative or arbitral proceedings that are repetitive or connected, not confidential and relevant together, filed or in which the Company was cited after December 31, 2018:

Legal fact and/or cause

Public civil actions filed by the Public Prosecutor’s Office of Minas Gerais, requiring various precautionary and emergency measures, including, in the area of Environmental Law, the preparation of rescue plans for fauna and cultural goods, in relation to several Vale dams in the State of Minas Gerais. Cases No. 0004741-98.2019.8.13.0319, 5000435-60.2019.8.13.0461, 5000153-77.2019.8.13.0572, 5000150-25.2019.8.13.0572, 5000149-40.2019.8.13.0572, 5000406-54.2019.8.13.0317, 5000402-17.2019.8.13.0317, 5000915-81.2019.8.13.0188, 5000833-77.2019.8.13.0567, 5000121-74.2019.8.13.0054, 5000905-37.2019.8.13.0188, 5001130-57.2019.8.13.0188, 5000616-50.2019.8.13.0400, 5000021-03.2019.8.13.0319, 5000092-67.2019.8.13.0557, 5000203-75.2019.8.13.0064, 5000549-43.2019.8.13.0317 e 5000548-58.2019.8.13.0317.

Amounts involved

All actions have an inestimable value, and any unfolding of this lawsuit may have financial and operational, impacts to important mines in the State of Minas Gerais and reputational impacts to the Company, as well as penalties of a daily fine of up to R$ 1 million for failure to comply with the judicial decisions.

Company or its controlled company practice that caused such contingency	These lawsuits were filed as a result of the loss of credibility of Vale’s stability assessments, since the B-I dam in Brumadinho, which broke on January 25, 2019, had a valid stability statement.

Legal fact and/or cause	Notices of Environmental Violation.

Amounts involved

Until May 27, 2019, the fines levied in the Tax Offense in question amounted to approximately R$ 460.0 million. It should be noted that, in addition to these amounts, there is also IBAMA’s assessment of February 7, 2019, which imposed a daily fine of R$ 100,000, in the face of which administrative defense was properly filed.

Company or its controlled company practice that caused such contingency

As a result of the failure of the Brumadinho dam, the authorities, especially the Brazilian Institute for the Environment and Renewable Natural Resources - IBAMA, the State Secretariat for the Environment and Sustainable Development of Minas Gerais - SEMAD and the Municipal Secretariat for the Environment and Sustainable Development of Brumadinho - SEMA/Brumadinho, drafted 32 records of infraction notices (including up to May 27,

2019), which deal with alleged environmental violations arising directly or indirectly from the failure of Dam 1 of the Córrego do Feijão Mine.

Vale is taking appropriate action, including the presentation of defenses, appeals and petitions.

(I.b.1) - Indicate the total amount provisioned, if any, of the proceedings described in item (I.b)

On March 31, 2019, there was no amount provisioned for the proceedings mentioned on item (I.b) above.

(II) Parliamentary Committee of Investigation (CPI)

The parliamentary committees of investigation deemed relevant for the businesses of the Company and/or of its subsidiaries, established after December 31, 2018 are:

•                  Parliamentary Committee of Investigation - Federal Senate: established on 03/13/2019 to investigate the possible causes of the failure of the tailings dam at the Córrego do Feijão, as well as the responsibility to these facts.

•                  Parliamentary Committee of Investigation - State Legislature of Minas Gerais: established in February 2019 to determine the causes of the failure of the Vale’s tailings dam at Brumadinho.

•                  Parliamentary Committee of Investigation - House of Representatives: established in April 2019 to monitor the tailings dams across the country and oversee the work of several governmental authorities in charge of monitoring such dams. This CPI, however, was canceled.

(III) Terms of Commitment and Consent Decree

(A) Failure of the b1 dam of the Córrego do Feijão Mine

1) Preliminary Agreement in hearing

Source: ACP 5010709-36.2019.8.13.0024

(a) Signatories

State of Minas Gerais, the Office of the Counsel of the State of Minas Gerais, the Prosecution Office of the State of Minas Gerais, the Public Defender’s Office of the State of Minas Gerais, Office of the General Counsel for the Federal Government, Federal Prosecution Office, Federal Government Public Defender’s Office, Representatives of the victims of the failure, Members of the Movement of Persons Affected by Dams and Vale.

(b) Date of the execution	02/20/2019

(c) Description of the facts that led to the execution of the term	Filing of case no. 5010709-36.2019.8.13.0024, in which it was requested by the State that Vale pay the anticipation of the emergency indemnities.

(d) Assumed obligations

To advance the indemnification of 1 minimum monthly wage for all adults, as well as 50% of this amount for adolescents and 25% for children: (a) all persons registered in the city of Brumadinho, up to the date of the failure of the Dam; (b) residents up to 1 km from the

Paraopeba river bed, from Brumadinho to the city of Pompéu, at the Retiro Baixo dam.

(e) Term, if any	For one year starting on January 25, 2019.

(f) Information on the actions being adopted to comply with the obligations assumed in the term	—

(g) Consequences in case of non- compliance	—

2) TAC AECOM — MPMG

Source: Civil Inquiry no MPMG 0090.16.000311-8

(a) Signatories	Public Prosecutor of Minas Gerais (“MPMG”) and Vale S/A, with intervention of AECOM do Brasil LTDA.

(b) Date of the execution	—

(c) Description of the facts that led to the execution of the term

On January 26, 2019, the day after the failure of the BI, BIV and BIVA dams, the MPMG, acting on an emergency basis, called on the intervener so that its technicians immediately went to the site of the Failure to assess the effectiveness of the measures adopted by the committed party to ensure the safety and stability of the remaining structures of the Paraopeba II Complex - Córrego Feijão Mine, in the municipality of Brumadinho-MG, as well as to verify the adequacy of the measures adopted to contain tailings and mitigation of impacts and damage to the environment, due to the necessity of verifying compliance with the judicial decision pronounced by the court of Brumadinho.

(d) Assumed obligations

(a) verify the safety and stability of the remaining structures of the Paraopeba 11 Complex - Feijão Mine, in Brumadinho;

(b) assess the effectiveness of the measures that have been and will be adopted by Vale for the containment of waste and for the socio-environmental recovery of all impacted areas. Scope of services:

(i) independent auditing in geotechnical areas; (ii) dam safety; (iii) archeology, (iv) speleology, (v) handling of tailings, (vi) characterization, (vii) environmental remediation and (viii) monitoring of the air, fauna, flora and water resources impacted by the failure of the dams.

(e) Term, if any

a. Field visits of the geotechnical, hydraulic, hydrology, environmental remediation team of AECOM, with weekly frequency in the first 6 months, and monthly from the seventh month, with the appropriate duration to meet the defined scope;

b. Elaboration of the detailed independent audit reports, which will be submitted to the committed party and the committing party, within 10 working days of the presentation meeting, which will be held after each monthly field visit.

(f) Information on the actions being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.

(g) Consequences in case of non-compliance

Failure to comply with the obligations assumed shall be notified by the committing party to the committed party to be remedied or duly justified within 30 working days. If non-compliance persists and is not justified, the obligatory daily fine of up to R$ 30,000.00 may be applied, limited to a 30-day penalty period, which will be reverted to FUNEMP.

3) TAC UNION - WATER

Source: Case no. 1001659-44.2019.4.01.3800.

(a) Signatories	Federal Government and Vale

(b) Date of the execution	02/15/2019

(c) Description of the facts that led to the execution of the term

On February 7, 2019, the Federal Government proposed before the 19th Federal Court of the Judicial District of Minas Gerais, a preliminary precautionary protection (no. 1001659- 44.2019.4.01.3800) in order to determine the water conditions of the Paraopeba River.

(d) Assumed obligations

The contracting and costing by the independent laboratory that meets the requirements specified in NBR ISO/IEC 17025:2005, to be made available to the committing party, with analytical capacity for analysis of samples in collective and individual alternative solutions of water supply, whose abstractions in underground water sources are located at a distance of up to 100 meters from the banks of the Paraopeba river, to be collected by agents of the Unified Health System (SUS), with a specific objective of providing a temporary supply of demand not supported by public health laboratories.

(e) Term, if any

The sample collection frequency, defined above, will be weekly in the first month of validity of the Term, and in the others, if there are changes, it will be, at most weekly, at the highest frequency.

(f) Information on the actions being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.

(g) Consequences in case of non- compliance

Failure to comply with the obligations assumed herein shall be notified by the committing party to the committed party, to be remedied or duly justified within 5 working days. If non-compliance persists and is not justified, the arbitrary daily fine of up to R$ 30,000.00 may be applied, limited to a 30-day penalty period.

4) TAC PARÁ DE MINAS

Source: Civil Inquiry nº MPMG 047119000016-9

(a) Signatories	Public Prosecutor’s Office of the State of Minas Gerais, Municipality of Pará de Minas, Águas de Pará de Minas S/A and Vale.

(b) Date of the execution	03/15/2019

(c) Description of the facts that led to the execution of the term	The water collected from the Paraopeba River, in the city of Pará de Minas, became unfit for use after the failure of the B1 Dam, on January 25, 2019, in Brumadinho.

(d) Assumed obligations

The main purpose of this Term of Adjustment consists in the elaboration, the costing and the execution of the project and works for the construction of new systems of capture and adduction of untreated water, apt and sufficient to guarantee at least a flow of, at least , 284 liters per second, to be made available at the existing water treatment plant, located in Pará de Minas, in substitution of the abstraction that was made at Rio Paraopeba.

(e) Term, if any

Vale undertakes, within a period of 30 days, to present the geographic coordinates for the edition, by the municipality, of the competent Decree of institution of easement concerning the area in which the works will be carried out;

Vale undertakes to execute and complete the project by May 15, 2020;

Vale, within 60 days, will promote the abstraction of untreated water at the confluence of Moreira and Cova Danta streams, until the work is completed; Vale, within 60 days, is obliged to drill enough artesian wells to guarantee a new water availability of at least 25 liters per second;

Until June 1, 2019, Vale undertakes to contract and present a guarantee-insurance to ensure the complete execution of the work purpose of this term, estimated at R$ 127,000,000.00.

(f) Information on the actions being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.

(g) Consequences in case of non- compliance	The total or partial non-compliance of the clauses of the Term will imply the payment by Vale of a daily fine in the amount of R$ 100,000.00.

5) Preliminary Adjustment Term - TAP-E Pataxó

Source: Socioeconomic and Environmental Damages

(a) Signatories	Federal Public Prosecutor’s Office, Pataxó Hã Hã Hãe, Indigenous People, Pataxó, Indigenous People, Naô Xohã Community, National Foundation of the Indian - FUNAI and Vale.

(b) Date of the execution	04/05/2019

(c) Description of the facts that led to the execution of the term	Definition and Regulation of emergency measures to interrupt and/or mitigate the socioeconomic and environmental damages suffered by the indigenous community.

(d) Assumed obligations

Adoption or continuity of actions to control the appearance of animal carcasses, the proliferation of synanthropic species and vectors of communicable diseases, caused by the failure of the B1 Dam.

Costing of contracting an entity that will provide independent technical auditing to the members of the Indigenous Community, through the carrying out of impact studies, preparation and definition of mitigation, reparatory and/or compensatory programs and the implementation of these programs.

Emergency monthly payments to all indigenous persons already resident in the Indigenous Community on the date of failure for a period of 12 months.

Contracting of an independent entity to diagnose damages and impacts suffered by the Indigenous Community as a result of the failure (socioeconomic consultancy)

(e) Term, if any	30 days for costing of entity that will provide technical advice. 12 months of emergency payments.

(f) Information on the actions being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.

(g) Consequences in case of non- compliance	Fine of R$ 360,000.00 per non-complied clause, plus a daily fine of R$ 20,000.00.

6) Term of Commitment - Cauê Mine audit Contracting

Source: ACPs 5000406-54.2019.8.13.0317 and 5000402-17.2019.8.13.0317

(a) Signatories	Public Prosecutor’s Office of the State of Minas Gerais, Vale and AECOM (intervening party).

(b) Date of the execution	04/16/2019

(c) Description of the facts that led to the execution of the term

Contracting of an independent technical audit to verify the safety parameters of the dam, as well as follow-up of the review of the Dam Safety Plan and emergency response plan, due to the preliminary ruling rendered in the public civil proceedings no. 5000406-54.2019.8.13.0317 and 5000402-17.2019.8.13.0317.

(d) Assumed obligations	Costing of the independent technical audit to verify the safety parameters of the dam, as well as monitoring of the Dam Safety Plan and emergency response plan.

(e) Term, if any	30 days to prove the conclusion of an independent technical audit contracting.

(f) Information on the actions being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.

(g) Consequences in case of non- compliance	Fine of R$ 100,000.00 for failure of agreement.

7) Term of Environmental Commitment:

Source: Civil Inquiry 0090.019.000014-2

(a) Signatories	Public Prosecutor’s Office of Minas Gerais and Vale

(b) Date of the execution	04/05/2019

(c) Description of the facts that led to the execution of the term	Adoption of emergency/mitigation measures and action plans for the preservation of domestic and wild fauna directly and indirectly affected by the failure.

(d) Assumed obligations

Vale was obliged to maintain the actions of the emergency plan for the actions of search, rescue and care of animals affected by the failure of the dam of its mining complex in Brumadinho until definition of the final term by SEMAD. The obligation includes (i) the maintenance of sufficient and proficient professionals to be part of the technical team; (ii) the provision of infrastructure, equipment, machinery, vehicles and supplies necessary for the search, rescue and care of animals; (iii) diagnosis of affected areas; (iv) promotion of the immediate rescue of isolated animals, unless technical unfeasibility.

Vale also made a weekly report to the Public Prosecutor’s Office for a period of two months.

Vale was also obliged to ensure favorable animal welfare conditions, including testing for canine visceral leishmaniasis, and the cases of positive results were treated.

Vale was still forced to complete the mud enclosure.

(e) Term, if any	Vale’s obligations regarding the search, rescue and care of animals are extended until the definition of SEMAD, with IBAMA being heard. The deadline for completing the mud enclosure is 30 days.

(f) Information on the actions being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary conducts to fulfill the obligations of the TAC.

(g) Consequences in case of non-compliance

(B) Terms Relating to the Failure of the Samarco Dam

Vale is a defendant in several public interest civil actions filed by district attorneys in Minas Gerais and Espírito Santo by other authorities or civil associations that claim compensation for environmental damage as a result of the failure of the Samarco dam. The relieves requested in these proceedings are generally similar to the complaints made in the public interest civil action filed by the Brazilian government (process No. 0069758-61.2015.4.01.3400) and by others and similar to the public interest civil action filed by the MPF (process No. 0023863-07.2016.4.01.3800) .

In 2017, the Superior Court of Justice (STJ) decided that the 12th Federal Court of Belo Horizonte is the court of competent jurisdiction to rule on all these public interest civil actions. All of these public interest civil actions were suspended while negotiating an agreement with the MPF, as discussed in item 4.7 below.

Vale has been appointed as defendant in several private actions, which are filed before different state and federal courts in the states of Minas Gerais and Espírito Santo, filed by individuals, legal entities, municipalities and other entities that seek remediation and compensation for environmental damages, pecuniary damage and emotional distress resulting from the failure of the Fundão dam. These lawsuits include requests for significant amounts in damages, injunctions, confiscation of property, and freezing of our bank accounts. Vale has reconciled some of these cases and continues to defend itself in several others.

Samarco is involved in several other investigations and actions seeking compensation for damages resulting from the failure of the dam. Immediately after the failure in the dam, the environmental organ of the state of Minas Gerais and the DNPM (currently, ANM) began an investigation of the causes of failure in the dam and determined the suspension of operations of Samarco, subject to the conclusion of these investigations.

Term of Consent Decree within the scope of Public Interest Civil Action 0069758-61.2015.4.01.3400 (“TTAC”)

(a) Signatories

Samarco Mineração SA, Vale SA, BHP Billiton Brasil Ltda. (“BHPB”), Federal Union, States of Espírito Santo and Minas Gerais, Brazilian Institute of Environment and Renewable Natural Resources (“IBAMA”), Chico Mendes Institute, National Water Agency (“ANA”), (“FUNAI”), State Forestry Institute (“IEF”), Mining Institute of Water Management (“IGAM”), State Environmental Foundation (“FEAM”), and State Institute of Environment and Water Resources, Institute of Agricultural and Forestry Defense of Espírito Santo and State Agency of Water Resources.

(b) Date of execution	03/02/2016

(c) Description of the facts that led to the execution of the term

The signatory authorities filed a Public Interest Civil Action (Process No. 0069758-61.2015.4.01.3400) against Samarco and its shareholders seeking compensation for alleged socioeconomic and socio-environmental damages resulting from the failure of the Samarco tailings dam, as well as the adoption of a series of measures by Samarco and its shareholders in order to mitigate, repair and compensate for the damages allegedly arising from the said accident. For information on said Public Interest Civil Action No. 0069758-61.2015.4.01.3400, see item 4.3 of this Reference Form and for additional information regarding the accident, see items 4, 7.9 and 10.1 of this Reference Form.

The value of the Public Civil Action set by its plaintiffs was R$20,204,968,949.00. Following a series of negotiations between the authorities, Samarco, Vale and BHPB, the parties entered into TTAC, which provides for a long-term repair and compensation plan in response to the event.

(d) Assumed obligations

According to the TTAC, on June 24, 2016, Samarco, Vale and BHPB established a Foundation, called “Renova Foundation”, which will develop and implement environmental and socio-economic programs to repair and compensate damages caused by the failure of the Samarco dam (“Foundation”).

The TTAC includes two broad types of programs:

• Compensation Programs to make up for damages in cases where redress is not possible and to provide funds for certain special projects, always acting in good faith.

• In addition, the activities of the Foundation are monitored by an independent external auditor.

Samarco will fund the Foundation with contributions as follows (calendar year):

Samarco will fund the Foundation with contributions as follows (calendar year):

• R$ 2 billion in 2016, less the amount of funds already spent on or allocated to, remediation and compensation activities;

• R$ 1.2 billion in 2017;

• R$ 1.2 billion in 2018.

Samarco agreed on approved annual contributions necessary to carry out the repair and compensation projects for each fiscal year, and for the years 2019 to 2021 these contributions will be from R$ 800 million to R$ 1.6 billion.

As of the signature of the TTAC, the Foundation will allocate an annual amount of R$ 240 million, for a period of 15 years, for the execution of repairs and compensation projects. These annual amounts are already included in the contributions for the first six years. In addition, a contribution of R$ 500 million will be made for the basic sanitation of the affected regions.

Finally, let it be noted that the TTAC does not provide any acknowledgment of civil, criminal or administrative liability for the failure of the Fundão dam. The TTAC anticipates that, within three years of the date of the agreement, the parties will review their terms to evaluate the effectiveness of ongoing repair and compensation activities.

(e) Deadline, if any	The term of the TTAC is 15 years, renewable for periods of one year, successively, until all the obligations provided for in that term are fulfilled.

(f) Information on the actions adopted to comply with the obligations assumed in the term	Data and studies are already being evaluated and developed to comply with the TTAC.In addition, the programs provided for in the TTAC are being implemented.

(g) Consequences in case of non-compliance	Should Samarco fail to fulfill its obligation to provide resources to the Foundation, Vale and BHPB are required to provide resources to the Foundation in proportion to their 50% interest in Samarco.

(h) Other observations	Status of the Current Stage of TTAC’s Proceedings

The TTAC was approved by the Federal Regional Court of the 1st Region on May 5, 2016, and suspended the Public Interest Civil Action (Process No. 0069758-61.2015.4.01.34) highlighted above.

Nevertheless, against the decision that approved the TTAC, the Federal Public Prosecution Office has filed foreclosure, questioning the jurisdiction of the Federal Regional Court of the 1st Region to approve the TTAC. In addition, the Federal Public Prosecutors’ Office questioned the terms of the TTAC, regarding the appropriateness of the measures established in it, as well as the legitimacy of the agreement’s parties to enter into the TTAC. Accordingly, it requested the granting of infringing effects to the motion for clarification and the suspension of the decision’s effectiveness.

The Federal Prosecution Office also filed a complaint before the Superior Court of Justice (STJ) against the decision of the Federal Regional Court of the 1st Region that approved the TTAC.

On June 30, 2016, the complaint’s judge-rapporteur granted an injunction to suspend, until the definitive judgment of the complaint, the decision of the Regional Federal Court of the 1st Region, of May 5, 2016, which approved the TTAC.

On August 17, 2016, the Fifth Panel of the Federal Regional Court of the 1st Region declared null and void the decision that approved the TTCA and denied the interlocutory appeals filed by Vale, BHP and Samarco, and maintained the preliminary decision rendered by the Court of the 12th Federal Court on December 18, 2015 in Belo Horizonte, which includes the unavailability of the Defendants’ mining concessions for the mining of ore, without, however, limiting its production and marketing activities.

The TTAC remains valid and the parties will continue to fulfill their obligations already provided for.

For information on Public Interest Civil Action No. 0069758-61.2015.4.01.3400, see item 4.3 of this Reference Form.

The TTAC does not automatically cover private civil actions, other public civil actions, or criminal charges.

Origin: Public Interest Civil Action No. 0023863-07.2016.4.01.3800 Preliminary Consent Decree I (“Preliminary Adjustment Term I”)

(a) Signatories	Federal Prosecution Office, Samarco, Vale and BHPB

(b) Date of execution	January 18, 2017

(c) Description of the facts that led to the execution of the term

The Federal Prosecution Office filed the public interest civil action no. 0023863- 07.2016.4.01.3800, ongoing before the 12th Federal Court of Belo Horizonte against Samarco and its shareholders seeking compensation for alleged socioeconomic and socioenvironmental damages resulting from the failure of the Samarco’s tailings dam, as well as the adoption of a series of measures by Samarco and its shareholders in order to mitigate, repair and compensate for the damages allegedly arising from said accident.

The value of the Public Interest Civil Action set by its plaintiffs was R$ 155,052,000,000.00. After a series of negotiations among the authorities, Samarco, Vale and BHPB, the parties entered into the Preliminary Consent Decree I, whose purpose is to establish conditions and parameters for the hiring of a body of technical assistants who will assist the Federal Prosecution Office in a socio-environmental and socioeconomic diagnosis, as well as defining a specific timetable for holding public hearings and prior consultations with traditional populations. Financial guarantees were also provided to comply with the court order issued under the case no. 0069758-61.2015.4.01.3400.

This Term of Commitment was amended on November 16, 2017, with MPF and MPMG, in order to include the hiring of Experts from the area of socioeconomics to: (i) elaboration of a socioeconomic diagnosis by Fundação Getúlio Vargas, ( ii) provision of technical advisory services to those affected and coordination of public hearings by the Brazilian Fund for Human Rights; and (iii) definition of mechanisms for participation and social control. All other clauses of the Preliminary Adjustment Instrument, including the guarantees, remained unchanged.

Based on the amendment and the progress of the negotiations, the Parties requested the extension of the deadline for the conclusion of the Term of Final Commitment and hiring of Experts.

On April 20, 2018, the trial of the case granted a new extension of time for the conclusion of the Term of Final Commitment and contracting of Experts until the date of June 25, 2018. On this date, the contracts entered into with the Brazilian Fund for Human Rights and with the Getúlio Vargas Foundation were signed and presented in court to carry out the work on the socioeconomic axis.

(d) Assumed obligations

It was assumed by the contracting companies the obligation of fully funding the activities to be executed by the experts, advisors/technical assistants, as well as financing the socio-environmental and socio-economic reparation programs of the impacts resulting from the failure of the Fundão dam.

It was also assumed the obligation of promoting, at least, 11 public hearings, being 5 in the State of Minas Gerais and 3 in the State of Espírito Santo and one for each Indigenous Territory involved in the TTAC (Krenak, Comboios and Caieiras Velhas).

The companies have committed to giving to the 12th Federal Court of Belo Horizonte guarantees for the accomplishment of the funding and financing obligations of the Programs for Socio-Environmental and Socio-Economic Reparation of the impacts resulting from the failure of the Fundão dam, in the amount of R$ 2.2 billion.

(e) Deadline, if any

See below the main deadlines:

•                  January 30, 2017 — The companies will make available to the experts all the studies and research carried out so far for the evaluation of the impacts.

•                  Until February 10, 2017: Petitioning for requests of suspension in Court

•                  Until February 17, 2017: Completion of the hiring of the experts.

•                  Until March 15, 2017: Definition of schedule, technical support and methodology of public hearings and previous consultations.

•                  Until April 15, 2017: Conclusion of hearings and previous consultations.

•                  Until May 31, 2017: Meetings and diligences to define the final consent decree — including the Government and, when possible or applicable, other branches of the Public Prosecutor’s Office.

•                  Until November 27, 2017: Deadline for signing the preliminary contracts with the Getúlio Vargas Foundation and the Brazilian Fund for Human Rights.

•                  Until June 25, 2018: Deadline for signature of the final conduct adjustment agreement and hiring of Socioeconomics Experts.

Pursuant to this Preliminary Consent Decree, the schedule is subject to modifications, by reason of the negotiations with the Federal Prosecution Office.

(f) Information on the actions adopted to comply with the obligations assumed in the term	This Preliminary Consent Decree I is being duly accomplished in the agreed form. The negotiations have been executed towards the signing of a final agreement.

(g) Consequences in case of non- compliance

Failure to comply with the deadline for concluding the hiring of experts, due to the exclusive fault of the companies, will imply a daily fine of R$ 100,000.00, to be reverted to the hiring of the referred to experts.

(h) Other observations	The Preliminary Consent Decree I was ratified by the Judge of the 12th Federal Court of the Judicial District of Belo Horizonte on March 16, 2017.

Origin: Public-Interest Civil Action no. 0010263-16.2016.4.01.3800 Preliminary Consent Decree for the Creation of the Reserve and Implementation of Socio-Economic and Socio-Environmental Measures in the area of Barra Longa (“Preliminary Consent Decree II”)

(a) Signatories	Federal Prosecution Office, Samarco, Vale and BHPB

(b) Date of execution	January 18, 2017

(c) Description of the facts that led to the execution of the term

The Public Prosecutor’s Office of the State of Minas Gerais filed a public-interest civil action under no.0010263-16.2016.4.01.3800, before the 2nd Civil Court of the Judicial District of Ponte Nova, later remitted to the 12th Federal Court of the Judicial District of Belo Horizonte, claiming for the adoption and funding, by Samarco, Vale and BHPB, of a series of measures to repair damages caused by the failure of the Fundão Dam in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova.

Considering that Samarco, Vale and BHPB have agreed with the Public Prosecutor’s Office of Minas Gerais to adopt certain measures to mitigate the impact of Fundão’s failure in the municipality of Mariana, the Federal Prosecution Office understands that the same measures should be implemented, as applicable, in Barra Longa and adjacent areas. In view of the foregoing, the signatory companies have agreed to adopt the measures described below in Barra Longa and adjacent areas.

(d) Assumed obligations

•             Payment of emergency financial aid to the affected families, to be deducted from a possible future indemnity. In the event that a family unit has more than one economically active member, who is unable to continue his/her work, due to the failure of the Fundão Dam, the amount will be paid to each one of them;

•             Payment of expenses related to residential rental

for the dislodged families, as well as the providing of furniture, bedding, household appliances and utensils needed to maintain a decent life. This obligation shall survive until the final relocation;

•             Establishment of a communication channel that allows access to information in an assertive and agile manner;

•             Provision of health assistance to the affected families, providing, immediately, a team of health professionals, including medical doctors, nurses, psychologists and social workers, to provide care on all days of the week, in liaison with the Municipal Health Departments of the elected municipalities, as well as dispensing medicines and supplies necessary to the medical care, in accordance with the medical prescription of the above-mentioned health team, in a form supplementary to the Brazilian Universal Healthcare Program — SUS;

•             Promote the rescue of assets, animals and other, including those belonging to the affected persons, that could be given back;

•             Hiring independent multidisciplinary advisory services, with recognized experience and reputation in the area, chosen by the community and with the participation of the Public Prosecution Office, with the aim at monitoring the implementation of the programs and providing the affected families with technical and legal support;

•             Reconstruction of rural infrastructure; and

•             Registration of those affected, subject to review, in case of failures or gaps identified by the technical advisors and agreed by the parties.

The companies have committed to creating a reserve in the amount of R$ 200 million on behalf and under the management of the companies or of third parties freely identified by them, with the purpose of funding and financing the Socio-Economic and Socio-Environmental Reparation Programs in Barra Longa and adjacent areas.

(e) Deadline, if any

The companies agreed, within a maximum period of 15 days, counted from the signature of this Preliminary Consent Decree II, to start the necessary provisions for the execution of the measures.

The amounts of R$ 200 million will be contributed, in advance, with information to the Federal

Prosecution Office, by the companies within 90 days after acceptance of the guarantees provided for in the Preliminary Consent Decree I signed with the Federal Prosecution Office, on the same date.

The amounts of R$ 200 million will be contributed according to the following schedule: (i) R$ 50 million until February 28, 2017; (ii) R$ 100 million until March 31, 2017; and (iii) R$ 50 million until April 30, 2017.

Failure to comply with the deadlines defined herein shall imply a daily fine of R$ 100,000, to be reverted to the accomplishment of the purpose of this Term of Commitment Agreement.

The companies will submit to the Federal Prosecution Office, within 30 days, a detailed report of the measures that are planned or being implemented in Barra Longa and its adjacent areas.

(f) Information on the actions adopted to comply with the obligations assumed in the term	This Preliminary Consent Decree II is being duly accomplished in the agreed form.

(g) Consequences in case of non-compliance	Failure to comply with the defined deadlines shall imply a daily fine of R$ 100,000.00, to be reverted to the accomplishment of the purpose of this Preliminary Consent Decree II.

(h) Other observations	The Preliminary Consent Decree II was ratified by the Judge of the 12th Federal Court of the Judicial District of Belo Horizonte. The confirmatory decision was published on March 23, 2017.

Governance Consent Decree Term in the scope of Public Civil Lawsuits no. 00238630720164013800 and 00697586120154013400 (“TAC Governance”)

(a) Signatories

Federal Prosecution Office, Prosecution Office of the State of Minas Gerais, Prosecution Office of the State of Espírito Santo, Federal Government Public Defender’s Office, Public Defender’s Office of the State of Minas Gerais, Public Defender’s Office of the State of Espírito Santo, Samarco Mineração S.A., BHP Biliton Brasil Ltda., Renova Foundation, Vale and other governmental entities.

(b) Date of the execution	06/25/2018

(c) Description of the facts that led to the execution of the term

On June 25, 2018, Vale, Samarco, BHPB and the Federal and State Public Prosecutor’s Offices (Minas Gerais and Espírito Santo), public defenders and attorneys general, among others, entered into a comprehensive agreement to improve the governance of Fundação Renova and to establish a process for possible revisions of TTAC remediation programs based on the results of experts contracted by Samarco to advise the MPF over a two-year period (the June 2018 Agreement). The June 2018 Agreement provided for the closure of certain actions, including public civil actions filed by the Brazilian federal government and the states of Minas Gerais and Espírito Santo. It also contemplates the future termination of other public civil actions through agreement on remedial programs under expert review, and confirmed the guarantee provided by the parties to guarantee payment of remediation measures in the amount of R$ 2.2 billion.

On August 08, 2018 the Governance TAC was filed in its entirety. In addition, the amendment to the Preliminary Consent Decree I was ratified, in part and with interpretative / additive reservations (for more information on this decree, see the table above). In view of these approvals, the phase of knowledge of ACP No. 0069758-61.2081.3400 was dismissed with prejudice, and the partial termination, in the extension of the applications covered by the agreement, of ACP No. 23863-07.2016 .4.01.3800, was agreed upon.

It should be noted that the Governance TAC consists of an instrument, which purpose is to (a) change the governance process set forth in the Term of Transaction and Adjustment of Conduct in the scope of Public Civil Lawsuit No. 0069758-61.2015.4.01.3400 (“TTAC”) for the definition and execution of programs, projects and actions that are intended to provide full compensation for damages resulting from the failure of the Fundão dam, (b) improvement of mechanisms for effective participation of the persons affected by the failure, and (c) establishment of a negotiation process , aiming at the possible renegotiation of the programs set forth by the TTAC.

(d) Assumed obligations

•             Hiring of managers, through which expenses will be incurred by members of the Inter-federative Committee, Local Commissions, Regional Commissions and Observer Forum with participation and logistics and meeting structures, as well as monitoring activities of the Interfederal Committee - CIF, within the limits previously established of annual budgets.

•             Redefinition of the contracts with the experts, according to the new attributions derived from the new governance of the TTAC.

•             Preparation and approval of a management policy for the costing of the Interfederal Committee - CIF and damaged parties.

(e) Term, if any

The selection of the managers, for submission to the approval of the Public Prosecutor’s Office, must be done in 10 days. As for the process of redefining the scope of the experts, it must start in 10 days and be completed in 60 days, counting from the homologation of the agreement. The other obligations do not have a defined period.

(f) Information on the actions being adopted to comply with the obligations assumed in the term	The Term of Conduct Adjustment has been implemented, as agreed between the parties.

(g) Consequences in case of non-compliance	The unjustified noncompliance of any costing obligations assumed by the companies and Foundation will cause to the companies a daily fine of R$ 100,000.00 per unfulfilled obligation.

(C) Other Terms of Conduct Adjustment and Relevant Terms of Commitment

1) Term of Environmental Commitment No. 035/2018

(a) Signatories

Vale S.A., Federal Prosecution Office (“MPF”) Prosecution Office of the State of Espírito Santo(“MP / ES”), State of Espírito Santo, State Secretariat for the Environment and Water Resources (“SEAMA”) and State Institute of Environment and Water Resources (“IEMA”).

(b) Date of the execution	09/21/2014

(c) Description of the facts that led to the execution of the term

Term of Environmental Commitment (“TCA”), executed between Vale S.A., MPF, MP/ES, State of Espírito Santo, SEAMA and IEMA with the purpose of obeying the recommendations of CETESB arising from the Preliminary Term of Environmental Commitment (See table 10 below), which covers the same subject, aiming at ensuring improvements on the control of atmospheric emmisions in the Tubarão unit for the improvement of the air quality of the Metropolitan Region of Greater Vitória.

(d) Obligations assumed by Vale and deadlines

Implementation of the Guidelines, Goals and Plan of Action based on the Emission Reduction Targets Plan of the Tubarão Industrial and Port Complex proposed by IEMA, resulting from the technical analysis services carried out by CETESB

(e) Information on the actions adopted to comply with the obligations assumed in the term	The TCA is being fully complied with.

(f) Consequences in case of non-compliance

In the event of unjustified non-compliance with the obligations assumed in this TCA, provided that it has been established that the default occurred due to Vale’s sole fault, the MPF and the MPES should notify the company so that any non-compliance is remedied and/or justified within 30 days , under the penalty of the incidence of a compensatory fine worth R$50,000.00, per day of delay, limited, in any case, to the amount corresponding to the respective obligation that was not met, and it cannot exceed R$100,000,000.00.

The presentation of the justification by Vale, documented and understood as appropriate by the MPF and MPES, will impede the application of the compensatory fine. In the event that MPF and MPES consider that Vale’s justification is unfounded, they must notify the company of the application of the compensatory fine.

The values of any penalties will be allocated to the State Environmental Fund, FUNDEMA, set up by State Complementary Law No. 513 of December 11, 2009, 20% to the Municipal Environment Fund called FUNDAMBIENTAL, established by the Municipal Law of Vitoria No. 7,876 dated January 12, 2010 and 10% divided to the Municipal Funds of the Environment of the Municipalities of Vila Velha and Serra, provided the conversion in service or donation of goods for the development of actions aimed at environmental protection and control, respecting the proportionality and the form to be established by the Entities, or, if proposed by Vale, with the approval of the Entities.

2) Term of Conditioned Permit - TDC No. 001/2019

(a) Signatories	Vale S.A and Municipality of Vitória

(b) Date of the execution	02/12/2019

(c) Description of the facts that led to the execution of the term

[Vale signed with the City of Vitória/ES a Term of Permit of the Tubarão Port Complex (“TDC”), with the release of the effluent treatment systems interdicted on February 7, 2019, with the consequent immediate return of operations in the patio of raw materials, in pelletizing plants 1, 2, 3 and 4, circulation of the access way to the coal pier.

(d) Obligations assumed by Vale and deadlines

The agreement establishes that Vale will invest in actions to improve liquid and atmospheric effluent treatment systems on plants 1 and 4, and on the improvement of the air quality of the city of Vitória.

(e) Information on the actions adopted to comply with the obligations assumed in the term	The TDC is being fully complied with.

(f) Consequences in case of non- compliance

In case of unjustified noncompliance with the obligations assumed by Vale, the TDC may be suspended and/or terminated with the possibility of further prohibitions.

In addition to the termination of the TDC, Vale will be subject, in case of noncompliance, to the application of the penalties established in art. 16, item XXXII of Municipal Decree No. 10,023/1997.

3) Term of Cooperation not arising from Legal / Administrative Proceeding

Origin: Terms of Commitment Agreement signed with the Indigenous Land Community (TI) Mãe Maria

(a) Signatories

Mpakwyri Mpawor Indigenous Association, Gaviao Je Amjip Indigenous Association, Parkrekapare Association, Je Jokrityiti Association, Te Mempapytarka Indigenous Association, Parkateje Amjip Indigenous Association and Vale

(b) Date of the execution	05/19/2015; 05/29/2015; 05/26/2015; 05/07/2015; 04/01/2015; 05/01/2015.

(c) Description of the facts that led to the execution of the term

Based on its social responsibility policy, Vale already had Terms of Commitment Agreement signed with the indigenous people who live in TI Mãe Maria, whose validity expired in 2012. So, due to the influence of the Carajás Railroad (“EFC”) on this community, Vale decided to keep the transfer of funds intended to meet the emergency needs of the members of the community, ensuring the execution of the study of the Indigenous Component and of the Basic Environmental Plan (“PBA”), documents required for the licensing process of the Carajás Railroad expansion, now counting on the participation of FUNAI, which is assisting the communities in the management of the funds.

(d) Assumed obligations

Make financial transfers for the support of the actions of health, education, productive activities, territory surveillance and administration. On the other hand, the indigenous communities undertook not to paralyze any productive activity or to invade Vale’s facilities, especially the Carajás Railroad, as well as to authorize the study of the Indigenous Component and the PBA, documents necessary for the approval of the licensing process of the Carajás Railroad expansion project.

(e) Term, if any	Various deadlines, due in 2020, at which time the Study of the Indigenous Component and the PBA would be concluded.

(f) Information on the actions being adopted to comply with the obligations assumed in the term	The Community Relations Board has focal points that monitor compliance with the obligations established in the Terms of Commitments, in particular the transfer of financial resources.

(g) Consequences in case of non- compliance

Non-compliance with the indigenous part may result in the suspension of the transfer of resources and health care. If Vale is responsible for the non-compliance, this creates the risk that the indigenous people will promote actions that may stop or interfere with the activities of the Company or its subsidiaries, such as demonstrations that imply the stoppage of the EFC, adversely affecting the EFC’s rail operations. These demonstrations also tend to have repercussions on the lack of liberation, by the indigenous people, of the access of Vale’s teams or contractors who carry out studies related to the environmental licensing processes and the execution of actions related to the fulfillment of conditions, and may be characterized as a failure to comply with the environmental licenses granted by the environmental body and weaken the position of Vale or its subsidiaries at an institutional level, without mentioning the executive measures to be taken by MPF, IBAMA, FUNAI and other entities involved in the protection of indigenous rights.

4)                       2nd Amendment to the Term for the Promotion of Sustainable Development, formalized with FUNAI and the Krenak People, effective from 2011 to 2019, this term being an addendum to the Agreement that finalized Public Civil Action no. 2006.38.13.009676-0

Origin: Authorized agreement that extinguished the Public Civil Action filed by MPF and FUNAI against CEMIG - Companhia Energética de Minas Gerais, CVRD - Companhia Vale do Rio Doce and CHA - Aimorés Hydroelectric Consortium (“Public  Civil Action” and “Agreement”), respectively). Following the termination of the Agreement, on November 30, 2011, the Company freely offered to formalize the following documents: (i) Term to Promote the Sustainable Development of the Krenak Indigenous Land (“Term of Development”), (ii) First Amendment to the Term of Development and (ii) Second Amendment to the Term of Development.

(a) Signatories

a)        Agreement - MPF, FUNAI, CEMIG - Companhia Energética de Minas Gerais, CVRD - Companhia Vale do Rio Doce and CHA - Aimorés Hydroelectric Consortium;

b)        Term of Development - Vale, Krenak Indigenous People, FUNAI and MPF;

c)         First Amendment to the Term of Development - Vale, Krenak Indigenous People, FUNAI and MPF;

d)        Second Amendment to the Term of Development - Vale, Krenak Indigenous People and FUNAI

(b) Date of execution

(a)    Agreement - executed on 07/18/2008 - effective from 07/18/2008 to 11/30/2011

(b)    Term of Development - executed on 10/24/2011 - effective from Dec/01/2011 to Jun/01/2012

(c)     First Amendment to the Term of Development - executed on May/03/2012 - effective from Dec/01/2011 to Dec/01/2013*

(d)    Second Amendment to the Term of Development - executed on 03/27/2015 - effective from Dec/01/2011 to Dec/01/2014 *

*The amendments above change clauses of the original Term of Development, producing retroactive effects. Therefore, their respective validity should be considered as of Dec/01/2011, the effective date of the Execution Term.

(c) Description of the facts that led to the execution of the term

The homologation of the Agreement terminated the Public Civil Action, filed by the MPF and FUNAI, the objective of which was to implement measures to mitigate and compensate for the implementation of the Aimorés Hydroelectric Power Plant. The objective of the formal Agreement was to provide environmental, social and economic assistance through the recuperation of 54 hectares of green area, the construction of 5 cultural centers and the implementation of a dairy cattle project. After the termination of the Agreement, at the free will of the Company, and to maintain the support of and Vale’s relationship with the Krenak People, new terms were formalized, maintaining the Company’s assistance to the ethno-development of the indigenous people. The instrument currently in force is the Second Amendment to the Term of Development.

(d) Obligations assumed	Provide financial and technical support for the dairy cattle project, in addition to the delivery of ration, mineral salt, and medicines for cattle and basic food baskets to families.

(e) Deadline, if any

(a)    Agreement - 07/18/2008 to 11/30/2011 - executed on 07/18/2008

(b)    Term of Development - Dec/01/2011 to Dec/01/2012 - executed on 10/24/2011

(c)     First Amendment to the Term of Development — Dec/01/2011 to Dec/01/2013* - executed on May/03/2012

(d)    Second Amendment to the Term of Development — Dec/01/2011 - Dec/01/2019* - executed on 03/27/2015

*The amendments above change clauses of the original Term of Development, producing retroactive effects. Therefore, their respective validity should be considered as of Dec/01/2011, the effective date of the Execution Term.

(f) Information on the actions adopted to comply with the	The Community Relations Board has a focal point that monitors compliance with the obligations

obligations assumed in the term	established in the Second Amendment to the Execution Term.

(g) Consequences in case of non-compliance

Non-compliance by the indigenous people of the Second Amendment to the Execution Term may result in the suspension of the transfer of resources. If the non-compliance is attributed to Vale, there is a risk that the indigenous people may promote actions that stop or interfere with the activities of the Company or its subsidiaries, such as demonstrations that imply the stoppage of the Vitória-Minas Railroad (“EFVM”), adversely affecting the EFVM railway operations. These demonstrations also tend to have repercussions on the lack of liberation, by the indigenous people, of the access of Vale’s teams or contractors who carry out studies related to the environmental licensing processes and the execution of actions related to the fulfillment of conditions, and may be characterized as a failure to comply with the environmental licenses granted by the environmental body and weaken the position of Vale or its subsidiaries at an institutional level, without mentioning the executive measures to be taken by MPF, IBAMA, FUNAI and other entities involved in the protection of indigenous rights.

5) Judicial Agreement

Origin: Case no. 21337.52.2011

(i) Signatories	Vale, MPF, Palmares Cultural Foundation, National Institute of Colonization and Agrarian Reform and IBAMA.

(ii) Date of execution	Mar/08/2012

(iii) Description of the facts that led to the execution of the term

Complaint from the MPF regarding the insufficiency of Vale’s environmental study, which subsidized the licensing process for the Carajás Railroad expansion project, alleging a lack of effective diagnosis of the impacts upon the two “quilombola” communities (descendants of Afro-Brazilian slaves) located in the State of Maranhão.

(iv) Obligations assumed

(i) The transfer of the amount of R$700,000.00, in favor of the Palmares Foundation, to enable the construction of health and educational centers; and
(ii) Preparation of a study on local environmental impacts, recovery of water courses and installation of viaducts in the next four years, according to a schedule defined in a legally binding agreement.

(v) Deadline, if any

Sparse deadlines, with obligations to be met until the end of the installation project for the expansion of the Carajás Railroad. Among them, we may highlight (i) the transfer of R$700,000.00 in favor of the communities, which is necessary to pay for the acquisition and construction of social devices by the community and the Palmares Foundation; (ii) performance of an environmental study — already carried out — and adoption of measures to mitigate the impacts generated by the Company’s works and operations in the region; (iii) construction of four viaducts in favor of the communities involved in the agreement, which construction deadlines will unfold over four years and (iv) improvement of current level crossings, until all viaducts planned for construction in the region are consolidated. These commitments are being executed.

(vi) Information on the actions adopted to comply with the obligations assumed in the term

The General Management of Project Relations, subordinated to the North Logistics Projects Office — DIPL —, has focal points in the areas of engineering and relations with communities that monitor the fulfillment of the activities developed by Vale. The obligations and deadlines involved are duly related in the item above.

(vii) Consequences in case of non- compliance	The MPF may request that the Company be compelled to comply with the assumed obligations, under penalty of fine to be defined by the competent federal court.

(viii) Other observations

Vale has already deposited the amount established in the agreement, as well as completed the construction of two viaducts, which were passed on to the Municipal Governments. The Company registered in the trial of the case the evidences of the fulfillment of the obligations, requesting the extinction of the proceeding, and is awaiting the issuance of an order to that effect.

6) Term of Cooperation not arising from Legal / Administrative Proceeding

Source: Terms of Commitment signed with Indigenous Communities in Maranhão.

(i) Signatories

Vale, Guajajara Indigenous Community of the Caru Indigenous Land, Guajajara Indigenous Community of the Rio Pindaré Indigenous Land, Ka’apor Indigenous Community of the Alto Turiaçu Indigenous Land, Awá Indigenous Community of the Caru, Awá and Alto Turiaçu Indigenous Lands and Brazilian Indian Foundation — FUNAI.

(ii) Date of execution	02/20/2017

(iii) Description of the facts that led to the execution of the term

Based on its social responsibility policy, Vale already had Terms of Commitment entered into with the indigenous peoples whose indigenous lands are close to the Carajás Railroad (EFC). Due to the influence of the railroad on these communities, Vale decided to maintain the transfer of financial resources destined for the application in strategic actions of territorial protection, preservation and conservation of natural resources, economic sustainability and income generation, cultural strengthening, institutional strengthening, health, education, citizenship, basic sanitation and infrastructure, with observance of what was approved by the Fiscal Council constituted to monitor the application of the resources, counting on the participation of FUNAI, which is assisting the communities in the administration of the amounts received.

(iv) Obligations assumed

Transfer of financial resources destined for the application in strategic actions of territorial protection, preservation and conservation of natural resources, economic sustainability and income generation, cultural strengthening, institutional strengthening, health, education, citizenship, basic sanitation and infrastructure, with observance of what was approved by the Fiscal Council constituted to monitor the application of the resources.

(v) Deadline, if any	Deadline of 10 years.

(vi) Information on the actions adopted to comply with the obligations assumed in the term	The Community Relations Board has focal points that monitor compliance with the obligations established in the Terms of Commitments, in particular the transfer of financial resources.

(vii) Consequences in case of non-compliance

Non-compliance with the indigenous part may result in the suspension of the transfer of resources. If Vale is responsible for the non-compliance, this creates the risk that the indigenous people will promote actions that may stop or interfere with the activities of the Company or its subsidiaries, such as demonstrations that imply the stoppage of the EFC, adversely affecting its rail operations.

7) Term of Environmental Commitment: TCA of Itabirito Peak

Origin: Public Civil Investigation no. 0319.02.000001-8 MPMG

(a) Signatories

Minerações Brasileiras Reunidas S.A. — MBR, Vale SA, State Prosecution Office — MG, State Forestry Institute, Minas Gerais State Secretariat for the Environment and Sustainable Development, and Anglogold Ashanti Brasil Mineração Ltda.

(b) Date of the execution	07/09/2010

(c) Description of the facts that led to the execution of the term

Term signed for the environmental and landscape rehabilitation of the Itabirito Peak protection of cultural heritage area and the area covered by the “Trincheira e Mina Velha” waste dumps. Adoption of measures to preserve the Cata Branca Historic and Archaeological Site.

(d) Assumed obligations

i) Execute a Rehabilitation Project according to the environmental agencies;
ii) Perform the continuous follow-up and monitoring of the implementation of the Project;
iii) Develop a Heritage Education Project;
iv) Carry out the enclosure of the Cata Branca Mine Archaeological Site and indicative, and interpretative signaling of the area;
v) Present the enclosure and signaling project to the IEF and IPHAN for approval;
vi) Prepare the geo-referencing of the area;
vii) Allow the IEF unrestricted access without cost and without any encumbrance to the area mentioned in item (iv) above, as well as authorize the interventions and constructions intended for the implementation, construction and maintenance of the Conservation Unit, free of charge of any burden, provided that such interventions do not imply, in any way, the restriction of the use of their mining rights, observing the provisions of the agreement.

(e) Term, if any

The maximum deadline for the total execution of the rehabilitation project, which may be extended by submitting technical justifications accepted by the Federal Prosecution Office or in case of force majeure or fortuitous event, was 5 years, counted from September 1, 2010, having been met by the Company.

(f) Information on the actions being adopted to comply with the obligations assumed in the term

Procedures for the recovery of the areas in progress, with execution of enclosure and signaling of the archaeological site, environmental and heritage education programs, and execution of environmental rehabilitation project of the Itabirito Peak area. The TAC was fully complied with, according to an official letter sent by the Company to the MPMG on September 2, 2015.

On July 14, 2017, a report was presented by CONPATRI concluding that the TAC was not completely complied with.

In November 2017, the Company submitted a technical report challenging said document and corroborating the understanding that the TAC was fully complied with, not having an answer until the date of this Reference Form.

(g) Consequences in case of non-compliance	Fine of R$ 2,500.00/day of delay and execution of the agreed and non-complied part.

(a) Signatories

Minerações Brasileiras Reunidas S.A. — MBR, Vale SA, State Prosecution Office — MG, State Forestry Institute, Minas Gerais State Secretariat for the Environment and Sustainable Development, and Anglogold Ashanti Brasil Mineração Ltda.

8) Consent Decree Term no. 118/2015

Origin: Public Civil Investigation no. 3212.2014.03.000/9-12 — Regional Labor Attorney of the 3rd Region / MG — Minas Gerais

(a) Signatories	Labor Federal Prosecution Office and Vale S.A.

(b) Date of the execution	07/31/2015

(c) Description of the facts that led to the execution of the term

The alleged work practice to analogous that of slave work practiced by Vale’s contractor, Ouro Verde Locação e Serviços S/A. For further information, see sub-item (i) of item 4.3 of this Reference Form.

(d) Assumed obligations

The preventive and corrective measures have been adjusted to guarantee the labor rights of the employees of the service providers, especially regarding the sanitary conditions of their facilities, and to promote decent work, and elimination of all forms of forced labor or labor that is analogous to slave labor. The commitments undertaken have been properly implemented.

(e) Term, if any	Undetermined term in the absence of a different provision.

(f) Information on the actions being adopted to comply with the obligations assumed in the term

From the second half of 2015, Vale promoted several training sessions with the company’s managers, in the same State, in order to inform them of the obligations assumed by Vale. There was guidance for the inclusion of a specific standard clause in the contracts signed by the company, providing for its resolution in the event of the use of child labor or slave labor by the contractor or any situation that may characterize an attack on human dignity.

(g) Consequences in case of non -compliance	R$ 20,000.00 per item not complied with, up to the limit of R$ 500,000.00

(h) Other observations

The Consent Decree Term, in addition to avoiding a possible lawsuit by the Federal Prosecution Office, allows Vale to objectively demonstrate the adoption of preventive and preventive measures to exploit degrading or slave-like labor in its productive chain, proving the fulfillment of the National Pact to Combat Slave Labor signed by it.

9) Camburi Passive Term of Environmental Commitment (“TCA”)

(a) Signatories

Vale S.A., Federal Prosecution Office (“MPF”), Prosecution Office of the State of Espírito Santo(“MP/ES”), State of Espírito Santo, State Secretariat for the Environment and Water Resources (“SEAMA”) and State Institute of Environment and Water Resources (“IEMA”), Vitória Municipality and Vitória Municipality Secretariat of Environment (“SEMMAM”).

(b) Date of the execution	03/16/2017.

(c) Description of the facts that led to the execution of the term

It is a TCA entered into between Vale S.A., MPF, MP/ES, Espírito Santo State, SEAMA, IEMA, Vitoria Municipality and SEMMAM, which consists of the execution of the action plans that allow full compensation and recovery of the Camburi beach northern region.

(d) Assumed obligations and deadlines

•        Specific monitoring of the beach intervention area: execution, after IEMA and SEMMAM approval, of the environmental monitoring program of the northern region of Camburi Beach, contemplating the actions of adequate monitoring of the involved environmental compartments (water, sediment and biota) of the body of interest and ecosystems of the Bay of Espirito Santo, with systematic documentation of the development of the actions and evaluation of trends and possible deviations in the execution of the proposed activities, anticipating and predicting the possibilities of reaching the objectives and recommending corrective and preventive actions for the adjustment or replanning, under supervision by IEMA and SEMMAM, with the following actions:

•        Approval by IEMA, after SEMMAM, of the monitoring plan for water, sediment and biota of the body of interest and ecosystem of the Bay of Espírito Santo presented by Vale on Dec-07-2015. Deadline: 30 days from the date of signing of the TCA; and

•        Beginning of execution of the monitoring plan. Deadline: 6 months, from the approval of the monitoring plan by IEMA.

•        Restoration of the emerged shoreline, by surface removal of sediments with iron from the emerged region and recovery (pedological, vegetative with native and landscape species) of the object area of this Term, with the following actions:

•        Mapping and identifying the limits of the Coastal Park, in the Atlantic Park area, without prejudice to the creation of a future conservation unit in the area. Deadline: 4 months, from the signing of the TCA;

•        Elaboration and presentation of methodology for the execution of sediment removal and recovery of the area. Deadline: 6 months, from the signing of the TCA; and

•        Implementation of the project of removal and recovery of the area. Deadline: as defined by the plan for the removal and recovery of the area approved by IEMA and SEMMAM.

•        Compensatory measures for environmental recovery through the implementation of actions for protection the ecosystem and revitalization, with the following actions:

•        Elaboration of the implementation project of the Coastal Park in compliance to the proposal demand for a future use of the northern region of Praia de Camburi to be recovered:

•                  Definition of objective, scope and premises of the project by the Municipal Government of Vitória together with Vale. Deadline: 4 months, from the signing of the TCA;

•                  Hiring, by Vale, of a company for the elaboration of the project. Deadline: to be defined by Vale;

•                  Elaboration and presentation of the project with executive schedule. Deadline: to be presented by Vale after completion of the item above;

•                  Hiring of a company for the implementation of the work. Deadline: to be presented by Vale; and

•                  Implementation of the work. Deadline: to be presented by Vale, after completion of the item above.

•        Elaboration of the project and implementation of the leisure area Zé da Bola Park:

•                  Definition of objective, scope and premises of the project by the Municipal Government of Vitória together with Vale. Deadline: 4 months, from the signing of the TCA;

•                  Hiring, by Vale, of a company for the elaboration of the project. Deadline: to be presented by Vale, after completion of the item above

•                  Elaboration of the project, with executive schedule. Deadline: to be presented by Vale, after completion of the item above

•                  Hiring of a company for the implementation of the work. Deadline: to be presented by Vale after the concussion of the item above; and

•                  Implementation of the work. Deadline: to be presented by Vale after completion of the item above.

•        Elaboration of the project and implementation of the physical protection of the restinga vegetation of the shoreline of the beach of Camburi:

•                  Definition of objective, scope and premises of the project by the Municipal Government of Vitória together with Vale. Deadline: 4 months, from the signing of the TCA;

•                  Hiring, by Vale, of a company for the elaboration of the project. Deadline:

to be presented by Vale after completion of the item above;

•                  Elaboration of the project, with executive schedule. Deadline: to be presented by Vale after completion of the item above;

•                  Hiring of a company for the implementation of the work. Deadline: to be presented by Vale after completion of the item above; and

•                  Implementation of the work. Deadline: to be presented by Vale after completion of the item above.

•        Additional measures to environmental recovery, through the elaboration of a technical cooperation agreement, with the following actions:

•        Elaboration of a technical cooperation agreement between Vale and SEMMAM to elaborate the necessary studies for the recovery of the erosion of the southern portion of the Camburi beach. The studies will be funded by Vale. Deadline: 6 months, from the signing of the TCA.

•        Social mobilization, through the disclosure and promotion of the enterprise, so that, in a transparent way, actions are presented for the socio-environmental development of the region, as well as for mitigation of the environmental impacts caused by the works, with the following actions:

•        Elaboration and presentation, for approval by the IEMA and SEMMAM, of the Communication Plan. Deadline: 3 months, from the signing of the TCA; and

•        Implementation of the Communication Plan. Deadline: 6 months, from the approval by IEMA and SEMMAM, and execution as defined by the communication plan to be approved.

(e) Information on the actions adopted to comply with the obligations assumed in the term	The TCA is being fully complied with.

(f) Consequences in case of non-compliance

In case of non-compliance with its obligations, Vale shall be notified, within thirty (30) days, to remedy such non-compliance, under penalty of a compensatory daily fine of R$ 5,000.00 (five thousand reais), per day of delay in the compliance with each obligation, amounts that will be allocated 50% (fifty percent) to the State Fund for the Environment (“FUNDEMA”), established by the State Complementary Law No. 513, of December 11th, 2009, and 50% (fifty per cent) to the Municipal Environmental Fund (“FUNDAMBIENTAL”), established by the Municipal Law of Vitória no. 7,876, of January 12th, 2010.

10) Preliminary Atmospheric Environmental Commitment Term (“TCAP”)

(a) Signatories

Vale S.A., Federal Prosecution Office (“MPF”) Prosecution Office of the State of Espírito Santo(“MP / ES”), State of Espírito Santo, State Secretariat for the Environment and Water Resources (“SEAMA”) and State Institute of Environment and Water Resources (“IEMA”).

(b) Date of the execution	11/13/2017

(c) Description of the facts that led to the execution of the term

TCAP, executed between Vale S.A., MPF, MP/ES, State of Espírito Santo, SEAMA and IEMA with the purpose of listing preliminary and preparatory measures, by mutual agreement and by mutual concessions, in order to guarantee the control of atmospheric emissions in what concerns them, and to identify additional measures that prove to be adequate and effective and which may contribute to the improvement of the air quality of the Metropolitan Region of Greater Vitória, which may be, timely, the subject to a possible Final Environmental Commitment Term. For the execution of the subject of the TCAP, the CETESB was hired by IEMA to perform the technical analysis that proposes a set of measures to reduce and verify the emission rates of atmospheric pollutants in the Tubarão Industrial and Port Complex.

The CETESB report was delivered on May 22, 2018, and the parties will have 15 days to bring their considerations and eventual requests for correction to CETESB. After this period, CETESB will have 15 days to consider the considerations and eventual requests to correct the report to be made by Vale, and complete the final document.

(d) Obligations assumed by Vale and deadlines

•        Industrial test implementation of the selective switching methodology: unprecedented worldwide technology, developed through a partnership with UFES, which aims to increase the dust removal efficiency released by the electrostatic precipitators installed in the pelletizing plants. Deadline for implementation and efficiency evaluation tests: 24 months, from September 2017;

•        Implementation of a project to reduce material fall in pelletizing plants. Deadline for implementation: December 31st, 2020;

•        Upgrading rating of the aspersion system of the car dumpers. Deadline for installation: December 31st, 2017;

•        Implementation of new polymers application systems. Deadline for equipment development and start-up: December 31st, 2017;

•        Closure of gaps (openings) in the wind fences installed in ore, coal and pellet storage yards. Deadline for implementation: December 31st, 2020;

•        Lateral closing of pelletizing plants. Deadline for implementation: December 31st, 2018;

•        Lateral closing of the pier carriers I. Deadline for implementation: December 31st, 2017;

•        Environmental improvements at Pier II. Deadline for implementation: December 31st, 2017;

•        Improvements in mist cleaning and aspersion systems at Pier I. Deadline for implementation: December 31st, 2018; and

•        Installation of mist guns in pelletizing plants. Deadline for implementation: December 31st, 2018.

(e) Information on the actions adopted to comply with the obligations assumed in the term	The TCAP is being fully complied with.

(f) Consequences in case of non-compliance

In the event of unjustified non-compliance with the obligations assumed in the TCAP, provided that it has been established that the default occurred due to Vale’s sole fault, the MPF and the MP/ES shall notify the company so that any non-compliance is remedied and/or justified within 30 days , under penalty of the imposition of a fine of R$ 10,000.00 (ten thousand reais), per day of delay, within a maximum limit of R$ 100,000,000.00 (one hundred million reais), for all possible non-compliance with the obligations agreed upon. The amounts of any penalties will be allocated as follows: 40% to the State Environmental Fund (“FUNDEMA”), established by State Complementary Law No. 513, dated December 11, 2009; 30% to the Municipal Environmental Fund (“FUNDAMBIENTAL”), established by Municipal Law of Vitória No. 7,876, dated January 12, 2010, and 15% to the Municipal Environmental Funds of the Municipalities of Vila Velha e Serra.

4.8 — Rules of the country of origin and of the country in which the securities are held in custody

Not applicable to the Company, considering that it is not a foreign issuer.

5. Policy to manage risks and internal controls

5.1 - Policy to manage risks and internal controls in relation to the risks indicated in item 4.1

a.                   If the Company has a formal market risk management policy, highlight the body that approved it and the date it was approved, and, if not, state the reasons why the Company has not adopted such a policy

The Company understands that effective risk management is fundamental to support the achievement of its objectives and to guarantee the Company’s soundness and financial flexibility and its business continuity. As such, it has developed its risk management strategy with the goal to provide an integrated view of the risks to which it is exposed.

The guidelines and guidances for the corporate risk management strategy are set out in the Company’s Risk Management Policy, approved by the Board of Directors originally on December 22, 2005 and amended on August 25, 2011 and September 27, 2018 .

b.                   Objectives and strategies of the risk management policy, if any, including:

The Company’s Risk Management Policy, which establishes the guidelines and guidances for the global integrated management of risks to which the Company is exposed, is based on the following principles and guidelines: (i) to support strategic planning, budgeting and the business sustainability of the Vale System; (ii) to strengthen the capital structure and asset management of the Vale System; (iii) to strengthen Vale’s governance practices based on the concept of lines of defense; (iv) to manage risks considering the concepts of international standards, such as ISO 31000 and COSO-ERM; (v) to measure and monitor the Vale System’s risks in a consolidated manner, considering the effects of diversification, when applicable, of its business combination; (vi) to evaluate the impact of new capital expenditures, acquisitions and divestments on Vale System’s map and risk approach; (vii) to adapt Vale System’s risk approach to the needs of its growth plan, its strategic planning and the continuity of its business.

Based on said policy and organizational structure of internal controls, the Company seeks to protect against the main risks that may adversely and relevantly impact the objectives set by the Company’s top management, its reputation, as well as its financial and operating results.

i.                                         Risks for which protection is sought

Based on the said policy and organizational structure of Governance, Risk and Compliance, together with the business, project, support and administrative areas, the Company seeks protection for the main risks that may adversely and relevantly impact the objectives outlined by the Company’s top management, its reputation, as well as its financial and operating results, which are described in item 4.1 of this Reference Form, among which the following stand out:

(i)                                          risks that may impact the Company’s operations, in particular relating to events, whether due to force majeure or arising from the ordinary processes of the Company and its subsidiaries that may impact its production process and the use of installed capacity;

(ii)                                       risks associated with the Company’s strategic decisions to achieve its objectives and/or arising from the Company’s ability to protect or adapt to changes in the mining sector, in particular regarding the demand for its products, the Company’s capital structure and performance in different markets;

(iii)                                    risks of legal or regulatory sanctions, legal proceedings against the Company and its subsidiaries, where a loss or the application of penalties may materially impact the Company, from a financial or operational point of view or cause damage to its image;

(iv)                         risks of stoppages of the project activities of the Company and its subsidiaries due to the non-acquisition or non-renewal of regulatory licenses, including but not limited to environmental licenses;

(v)                            risk of increases in the costs of the Company’s operations, not only due to market conditions but also due to legal and regulatory changes in the locations where the Company operates;

(vi)                         risks associated with the lack of consistency and adequacy of the systems and control of Company operations and projects, including, but not limited to, information systems, as well as to failures in the management of the Company’s internal controls.

(vii)                      risks associated with employee safety due to the performance of activities and tasks classified as critical and that, if not properly controlled, can lead to fatalities or changed lives. For each of them, critical controls (preventive and mitigatory) are defined that can prevent the occurrence or mitigate the consequences in case the risk materializes.

(viii)                   risks associated with the occupational health of employees due to exposure to certain physical or chemical agents in the work place. For each of these agents, a review of processes, use of alternative technologies and engineering actions are planned, combined with sampling and monitoring strategies, to demonstrate their effectiveness in relation to pertinent legal requirements.

(ix)                         risks associated with process events and that imply, if materialized, in catastrophic severity to people, environment and facilities. For these typologies of risk are identified and implemented controls capable of modifying their probability of occurrence, as well as those enabled to modify its consequences, which are periodically inspected through specific protocols.

ii.                                     Instruments used for protection

The Integrated Risk Map is the instrument that contains the risks that affect the organization, and they are distributed in categories, which include, but are not limited to, strategic, financial, operational, cybernetic and compliance. The map serves as a guide to assess the applicability of risks across different areas and geographies.

Periodically, at least once a year or when requested, the risks should be evaluated by Vale’s Board of Directors, on the recommendation of the Executive Directors, and may be maintained, reviewed, excluded or added to the Integrated Risk Map. The cross between the severity of the impact and the probability allows the allocation of an event in the Risk Matrix, which is the graphical instrument that provides comparisons, allowing prioritization for the treatment of risks.

Vale has an integrated flow of Risk Governance, which represents how periodic revaluations are carried out to ensure the alignment between strategic decisions and performance by the Board of Directors. The Risk Governance process is based on the Lines of Defense model:

(a)                   The 1st Line of Defense is formed by the owners of the risks and by the executors of the processes of the business, project, support and administrative areas of the Company. They are directly responsible for identifying, evaluating, monitoring and managing their risk events in an integrated manner. They must implement and enforce effective prevention and mitigation controls, ensure adequate definition and execution of action plans and establish corrective actions for the continuous improvement of risk management. It should continuously assess the applicability of the risks of the Integrated Risk Map to the activities and geographies under its responsibility. It should anticipate to the Executive Office and the Board of Directors the potential impacts that are imminent to occur, following the current governance to address the treatment of the risks mapped, as well as presenting the risks under its responsibility to the Executive Risk Committee, to the Boards of Executive Officers, the Board of Directors or one of its Advisory Committees, whenever necessary. It is responsible for establishing and implementing Crisis Management protocols and Business Continuity plans for the risk events under its responsibility, whenever applicable. For events with significant impacts, drills should be performed to verify the efficiency and effectiveness of Crisis Management protocols. The periodicity of the drills should be defined by the 1st line of defense according to the criticality, observing local rules and specificities of the legislation. It must meet the guidelines defined by the 2nd line of defense.

(b)                       The 2nd Line of Defense, which corresponds to the areas of occupational safety, risk management, internal controls, standardization, legal compliance and specialist areas, such as operational excellence and asset management, supervises and supports the work of the 1st line of defense, providing training and instrumentation for risk management. It must identify and monitor new and emerging risks, ensure compliance with laws, regulations, internal standards and promote continuous improvement in risk management.

For specific risks, there are areas such as the Environment, Health and Safety, Corporate Integrity and Data Security, which act as the 2nd specialist line of defense, monitoring risks and controls, and ensuring compliance with external regulations, policies and internal standards. The definition of which areas of the organization will act as the 2nd specialist line of defense is delegated to Vale’s Executive Risk Committee.

(c)                        The 3rd line of defense is composed of areas with total independence from the administration, that is, the Internal Audit and Ombudsman’s Office which produce, taking into account their respective areas of operation, evaluations, inspections, through the excution of control testes, risk analysis and verification of complaints, providing exempt assurance, including on the effectiveness of risk management, internal controls and compliance.

Key risks are monitored periodically, as well as the effectiveness of their key prevention/mitigation controls and the implementation of their treatment strategies. As such, Vale seeks to have a clear view of its main risks, acting on them in a systematic manner through the adoption of protection or mitigation measures, among which are, for example:

(i)                                     definition of indicators and parameters for risk monitoring purposes;

(ii)                                  development and acquisition of technological solutions in accordance with data security requirements for the optimization of the Company’s processes

(iii)                               training of Company employees engaged in the planning and execution of their projects;

(iv)                              adoption of actions to improve efficiency in the licensing processes of their projects, such as (a) promotion of greater integration between environmental teams and project development, (b) full compliance with environmental laws, demands and commitments, (c) development and periodic review of tools and regulations aimed at standardizing processes and improving the quality of environmental deliveries, (d) qualification and training of teams, (e) encouraging greater interaction with environmental agencies and the establishment of relationships of trust;

(v)                                 Continuous improvement of the Company’s health and safety management systems as well as the ongoing dissemination of information and prevention campaigns in the Company to improve employees’ health and safety standards;

(vi)                              control and manage environmental liabilities in its units, as well as the application of corrective measures aimed at mitigating the risks and eliminating environmental liabilities;

(vii)                           prepare environmental studies aimed at limiting the extent of environmental degradation and the potential risks to health and the environment;

(viii)                        choose high-level partners and maintain fair and long-term partnership with its principal, clients and partners in the Company’s joint ventures. For information on counterparty credit risk control, see item 5.6 of this Reference Form;

(ix)                              choice of suppliers that identify with our values and meet the requirements set forth in the Supplier’s Code of Ethics and Conduct, in addition to conducting the procurement processes in an integral, transparent and ethical manner, respecting the company’s rules and procedures and applicable laws to the process;

(x)                                 management of portfolio consisting of energy from our own generation plants, controlled companies, and long-term supply contracts, based on the current and anticipated energy needs of its operating units, in order to maximize cost competitiveness and ensurance of supply;

(xi)                              emphasis on cost reduction, capital discipline, liability management, working capital management and divestitures;

(xii)                           in order to mitigate risks related to extraction, (a) guarantee of the maintenance of the current mining rights that support operations and projects, (b) carrying out capital expenditures in mineral exploration in order to reduce the risks inherent in the estimates of reserves and contribute to a possible expansion or replacement of the reserves consumed by the current production;

(xiii)                        provision of the Ethics and Ombudsman’s Channel, through which employees, suppliers, the community or any other person may wish to report anonymously, suspicion of violation of the company’s code of ethical conduct. All reports made to the Channel are investigated, under the coordination of the Ombudsman’s Office, an impartial area, with direct reporting to the Board of Directors;

(xiv)                       systematic monitoring of changes in government and regulatory policies of the industry to quickly react and timely adapt to these changes, as well as, where applicable, participate in discussions regarding such changes through entities representing the mining sector in which it participates;

(xv)                          promote its activities in a responsible manner in all the locations in which it is present, aiming to respect the communities and the environment;

(xvi)                       continuous monitoring of the Company’s legal contingencies and lawsuits, with all endeavours to defend the lawsuits in which the Company and its subsidiaries are a party;

(xvii)                    adoption, in crisis and disaster situations, of measures that include (a) emergency plans that provide for an immediate response to safeguard the Company’s employees, assets and image, (b) definition of crisis response protocols, and (c) alternative solutions defined by each operation to guarantee the continuity of the business and agility in the recovery to return to the normal productive flow of critical activities;

(xviii)                 Insurance. For information on insurance, see item 5.6 of this Reference Form.

iii.                                 Organizational structure of risk management

Key risks are monitored periodically, as well as the effectiveness of their key prevention/mitigation controls and the implementation of their treatment strategies. As such, Vale seeks to have a clear view of its main risks, acting on them in a systematic manner through the adoption of protection or mitigation measures.

For this purpose, the Company has an operational structure to check and monitor policy and internal controls, with the Board of Directors being the body responsible for approving the Vale risk policies. The Board of Directors, for advice on risk management, counts on the the Financial Committee, Sustainability Committee, Compliance and Risk Committee, as well as the Extraordinary Independent Consulting Committee for Dam Safety (“CIAESB”). For information on these Committees, including the skills related to risk management, see items 12.1 and 12.12 of this Reference Form.

Particularly in relation to CIAESB, it should be clarified that the Board of Directors decided on its creation, on January 27, 2019, due to the rupture of Dam I of the Córrego de Feijão Mine, and it is dedicated to advising the Board of Directors in matters related to the diagnosis of the safety conditions, management and mitigation of the risks related to Vale’s ore tailings dams, as well as to recommend measures to be taken to reinforce their safety conditions.

The Company also has other bodies and areas for the purpose of verification and monitoring of the Risk Management, such as the 1st Line of Defense (composed of all the business, project, administrative areas of the Company), the 2nd Line of Defense (composed of the Internal Control, Risk and Compliance Executive Management and the 2nd Specialist Line of Defense, among which, stands out the Operational Risk, Health and Safety Board), the 3rd Line of Defense (comprised of the Internal Audit, and Ombudsman’s Office), the Risk Executive Committee, the Executive Directors of the Company and the Fiscal Council), whose main attributions and responsibilities within the organizational structure of risk management comprise:

•                  The Risk Executive Committee: created by the Board of Directors, intended to support the Executive Office in decisions on risk management and risk monitoring, issuing recommendations.

•                  Executive Directors: responsible for the evaluation and approval of the risk mitigation strategies recommended by the Executive Risk Committee, observing its limits of delegation; and by approving the developments of the Risk Management Policy in standards, rules and responsibilities, as well as informing the Board of Directors of these procedures.

•                  Executive Management of Internal Controls, Risk and Compliance : responsible for: (i) Developing and implementing policies, methodologies, processes and infrastructure for integrated risk management; (ii) reporting to Vale’s Executive Risk Committee periodically on the risks to which the Vale System is exposed, within the defined scope of action, and how these risks are being monitored, controlled and treated by the 1st Line of Defense ; (iii) ensure the compliance environment, not only addressing legal issues but also including compliance with internal policies and standards; (iv) ensuring compliance with the risk governance model

•                  Operational Risk, Health and Safety Board, responsible for (i) defining the strategy, policies and technical standards of Health, Occupational Safety and Process for Vale operations and projects; (ii) the technical support for operations and projects to ensure compliance and deployment of H&S strategy; (iii) the definition of long-term H&S objectives and targets and performance indicators; (iv) verification of the application of technical standards; (v) the support for the definition of corrective actions for identified safety deviations; (vi) monitoring and critical review of performance indicators; (vii) definition of the criteria for decision-making in critical occupational safety process and processes, as well as health.

•                  Lines of Defense: for more information on the three lines of defense see item 5.1.b. (ii) above.

•                  Fiscal Council: it is the responsibility of Vale’s Fiscal Council to supervise the internal control assessment process carried out by Management to prepare the financial statements and by the independent auditors, through regular meetings to present the results of the work of the Internal Control Management and respective remediation plans established by those responsible for the processes.

The risk management standards and procedures complement the Risk Management Policy and define practices, processes, controls, roles and responsibilities in the Company with regard to risk management.

c.                    Adequacy of the operational structure of internal controls to verify the effectiveness of the adopted policy

In line with the Company’s Corporate Risk Management Policy, Vale has an Executive Management of Internal Controls, Risk and Compliance that assesses the environment of controls at the entity’s level, to assure Company’s risk management governance. The purpose of this assessment is to provide assurance regarding the reliability of the financial statements. In addition, Internal Audit also participates in the compliance process with the established standards.

5.2 - Description of the market risk management policy stated in item 4.2

a.                   If the Company has a formal market risk management policy, highlight the body that approved it and the date it was approved, and, if not, state the reasons why the company has not adopted such a policy

The Company’s risk management is carried out in an integrated manner so as to ensure that the Company’s overall level of risk remains in line with its strategic guidelines.

Accordingly, the Risk Management Policy, approved by the Board of Directors originally on December 22, 2005, amended on August 25, 2011 and revised on September 27, 2018, now known as the Risk Management Policy, establishes guidelines that apply to the management of the corporate risks to which Vale entities are exposed, not specifically to market risks alone. Among these guidelines, we highlight the following:

•                       Measure and monitor the risks of the System on a consolidated basis, considering the diversification effect, when applicable, of its business set.

•                       Evaluate the impact of new investments, acquisitions and divestments on the System’s corporate risk profile.

•                       Adapt the System’s corporate risk profile to the needs of its growth plan, its strategic planning and its business to continue as a going concern.

In addition, the Company also has specific policies of hedge of costs, hedge of revenue, exchange and interest rate hedge, approved by the Board of Directors on June 29, 2017.

b.                                 Objectives and strategies of the risk management policy

The Company’s Risk Management Policy, which establishes the guidances and guidelines for the overall integrated management of risks to which the Company is exposed, is based on the following principles and guidelines: (i) to support strategic planning, budgeting and Vale System business sustainability; (ii) strengthen the capital structure and asset management of the Vale System; (iii) strengthen Vale’s governance practices based on the concept of lines of defense; (iv) manage risks considering the concepts of international standards, such as ISO 31000 and COSO-ERM; (v) to measure and monitor the Vale System’s risks in a consolidated manner, considering the effects of diversification, when applicable, of its business combination; (vi) evaluate the impact of new capital expenditures, acquisitions and divestments on Vale’s map and risk approach; (vii) adapt Vale’s risk approach to the needs of its growth plan, its strategic planning and the continuity of its business.

Based on said policy and organizational structure of internal controls, the Company seeks to protect against the main risks that may adversely and relevantly impact the objectives set by the Company’s top management, its reputation, as well as its financial and operating results.

i.                                         Market risks for which protection is sought

The Company is exposed to several market risk factors that may impact its cash flow. In this regard and, according to the set out in item 4.2 of this Reference Form, considering the nature of the business and operations of the Company, the main market risk factors to which it is exposed are the following:

•             foreign exchange rates and interest rates: the Company’s cash flows are exposed to the volatility of several currencies against the U.S. dollar and loan and financing interest rates. While most of our product prices are indexed to U.S. dollars, most of our costs, disbursements and capital expenditures are indexed to currencies other than the U.S.

dollar, mainly the Brazilian real and the Canadian dollar. Vale also has debt instruments denominated in currencies other than US dollar, mainly in Brazilian reais and Euros.

The Company’s debt with floating rate consists mainly of loans, including export pre-payments, commercial bank loans and multilateral organization loans. Overall, the U.S. dollar floating rate debt is subject to changes in Libor (London Interbank Offer Rate).

•             product prices and input costs: the Company is also exposed to market risks associated to volatilities in the prices of commodities.

ii.                                     hedging

Periodically, an assessment is made of the potential impact on the Company’s cash flow on the exposure to market risk factors mentioned above. This supports the decision-making process regarding the appropriate hedging strategy. This assessment is made considering the main market risk factors and their correlations, in order to take advantage of potential natural hedges.

When necessary to adjust the Company’s risk profile and reduce the volatility of its future cash flows, market risk mitigation strategies are assessed and implemented in line with these objectives.

Various forms of mitigation can be used, such as:

(i)                                     financial operations through the use of derivatives with a hedge objective;

(ii)                                  committed credit lines guaranteeing liquidity,

(iii)                               strategic decisions with the objective of reducing the risk of cash flow.

Derivative portfolios are monitored monthly on a consolidated basis, allowing the monitoring of finance results with their impact on cash flow.

For more information, see item (iv) below.

iii.                                 Instruments used for hedging

The financial instruments used for hedging predominantly include forward transactions, swaps, futures and options.

The hedging programs contracted by Vale and its objectives are as follows:

•                                          Program to hedge loans and financing in reais pegged to CDI: in order to reduce cash flow volatility, swaps were used to convert the cash flow for debt pegged to CDI into US dollars for loan agreements and financing. In these transactions, Vale pays fixed rates in US dollars and receives remuneration in reais pegged to the CDI.

•                                          Program to hedge loans and financing in reais pegged to TJLP: in order to reduce cash flow volatility, swaps were used to convert the cash flow for debt pegged to TJLP into US dollars for BNDES loan agreements. In these transactions, Vale pays fixed and/or floating rates (Libor) in US dollars and receives remuneration in reais pegged to the TJLP.

•                                          Program to hedge loans and financing in reais at fixed rates: in order to reduce cash flow volatility, swaps were used to convert the cash flow for debt denominated in reais at a fixed rate into US dollars for BNDES loan agreements. In these transactions, Vale pays fixed rates in US dollars and receives a fixed rate in reais.

•                                          Program to hedge loans and financing in reais pegged to IPCA: in order to reduce cash flow volatility, swaps were used to convert the cash flow for debentures pegged to IPCA into US dollars. In these transactions, Vale pays fixed rates in US dollars and receives remuneration in reais pegged to the IPCA.

•                                          Program to hedge loans and financing in Euros: in order to reduce cash flow volatility, swap operations were conducted to convert cash flow of debts in Euros into US dollars. In these transactions, Vale receives fixed rates in Euros and pays remuneration pegged to fixed rates in US dollars.

•                                          Program of hedging used to purchase nickel products: to reduce the risk of a price mismatch between the period to purchase nickel products (concentrate, cathode, sinter and other types) and the period to sell the final product, hedging was used. The items purchased are the raw materials used in the refined nickel production process. The transactions usually carried out in this case are sales of nickel for future settlement, either on the stock market (LME) or in the over-the-counter market.

•                                          Fixed-price nickel sales program: in order to maintain the exposure of revenues to nickel price fluctuations, derivatives were used to convert floating price nickel contracts with customers requesting fixed prices. The transactions are intended to ensure that prices relating to these sales are equivalent to the London Metal Exchange (LME) average price when the product is physically delivered to the customer. The transactions usually carried out in this program are purchases of nickel for future settlement, either on the stock market (LME) or in the over-the-counter market.

•                                          Program of hedging used to purchase copper products: to reduce the risk of a price mismatch between the period of purchase copper products (scrap and others) and the period to sell the final product, hedging was used. Scrap purchased is mixed with other raw materials to produce copper for final customers. In this case, the transaction usually carried out is the sale of copper with future settlement in the stock exchange (LME) or in the over-the-counter market.

•                                          Protection program to purchase fuel oil - Bunker Oil: to reduce the impact of fluctuations in fuel oil prices (Bunker Oil) on contracting/providing maritime freight and, consequently, reducing the volatility of the Company’s cash flow, protection operations were carried out through the use of options.

•                                          Protection program for the contracting of maritime freight: In order to reduce the impact of the volatility of the maritime freight price on the company’s cash flow, protection operations were carried out through Forward Freight Agreements (FFAs) . The protected item is a portion of Vale’s cost tied to the spot price of maritime freight. The input/output result of the financial settlement of these forward contracts is offset by the loss/gain result of the hedged item due to the variation in the freight price.

Accounting policy for derivative financial instruments and hedge accounting

Derivative financial instruments are recognized in the balance sheet at fair value and fair value gains or losses are recorded in income for the year, unless they are designated as a hedge accounting program, in accordance with the parameters established in IFRS 9 “Financial instruments: recognition and measurement” (CPC 48, in Brazil).

Overall, a hedge relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the hedged item and effectiveness tests are performed in order to assess the effectiveness and to quantify the ineffectiveness of the relationship between the financial instrument and the protected item. At the beginning of hedge accounting operations, the Company records the type of protection, the relationship between the protection instruments and the item to be protected, its risk management and the strategy for the execution of the program.

At the date of this reference form, the Company does not have a program designated as hedge accounting for cash flow or fair value using derivative financial instruments..

iv.                                  The parameters used to manage these risks

Also, with regard to market risks, it is noteworthy that monitoring and periodic assessment of the consolidated position of financial instruments used to mitigate Vale’s market risks, allows for financial results and the impact on the cash flow to be monitored, as well as ensuring that the objectives initially set are achieved. The calculation for the fair value of the positions is made available monthly for management to follow.

The parameters used to check the Company’s classification or non-classification of exposure are:

(i)          verification that the programs mentioned in item 5.2 (iii), above have been executed;

(ii)         Analysis and constant monitoring of contracted volumes; and

(iii)        observance of the adequacy of the maturity dates, considering their respective protection strategies, ensuring that there is no delisting of the Company’s exposures. The mismatch between exposure and hedging strategies can occur if:

a.                            The contracted volumes/values of the hedge become greater than the volumes/values of the respective exposure;

b.                            The exposure for which hedging was sought ceases to exist; or

c.                             There is a maturity mismatch between the hedging strategies and their respective exposures.

In order to avoid potential mismatches due to the provisions of item “(iii).a” above, the procedure adopted is the periodic monitoring of the volumes/values to be used as basis for the hedge proposals. For raw material price hedging, for example, if updated consumption estimates point to a decrease in volumes relative to the initial estimates used for the proposed hedging strategies, the volumes used in the hedging strategy will be adjusted accordingly.

To avoid potential non-classification due to the provisions of item “(iii) .b”, during the periodic monitoring, if the initially estimated exposure does not materialize, the hedging strategy is terminated immediately (by unwinding the contracted positions) .

Also, for potential non-classification under item “(iii) .c”, the alignment between the expiry date of the contracted hedging strategies and the expiry of the initially estimated exposure is constantly checked.

V.                               If the Company uses financial instruments with different hedge objectives and what are these objectives

•                  Warrants received on the sale of part of Vale’s future gold (by-product) production: These warrants behave similarly to a US purchase call and were received as part of the payment for the sale of gold payable flows produced as a by-product of the Salobo copper mine and certain Sudbury nickel mines.

•                  Debenture purchase options: The Company has debenture agreements in which the creditors have options to convert debentures into a certain number of shares of Vale Logística Integrada (VLI) held by the Company.

•                  Options linked to shares in Minerações Brasileiras Reunidas S.A. (“MBR”): The Company entered into an agreement for the purchase and sale of MBR shares that has options linked to them. The Company has the right to repurchase this minority interest in the subsidiary. Moreover, in certain restricted and contingent contractual conditions, outside the control of the buyer, such as the case of illegality due to changes in the law, there is a clause in the agreement that gives the buyer the right to resell their stake to the Company. In this case, the Company could choose to settle using cash or shares.

•             Embedded derivative positions: Vale’s cash flow is also exposed to market risks associated with contracts that contain embedded derivatives or work as derivatives. From Vale’s perspective, these may include, but are not limited to, trading contracts, purchase agreements, lease agreements, securities, insurance policies, and loans. The embedded derivatives as of December 31, 2018 are as follows: 1) agreements for the purchase of raw materials and nickel concentrate that contain price provisions based on the future price of copper and nickel; 2) the purchase of gas by Companhia de Pelotização Vale Omã (LLC), with a clause of premium in the price of gas if the Company’s iron ore pellets are traded above a predefined level; and 3) agreement for the sale of stake held by the Company with a clause that establishes, under certain conditions, the guarantee of a minimum return on the capital expenditure of the acquiring company.

VI.                          Organizational structure to control market risk management

Market risks are managed by the same organizational structure described in item 5.1 (b) (iii) above.

c.                                  adequacy of the operational structure and internal controls to verify the effectiveness of the adopted policy

Monitoring and a periodic assessment of the consolidated position of financial instruments used to mitigate Vale’s market risks allows for financial results and the impact on the cash flow to be monitored, as well as ensuring that the objectives initially set are achieved. The calculation for the fair value of the positions is made available monthly for management to follow.

For this reason, the back-office department, which is part of the Global Treasury and Finance Department, monitors these financial instruments, and is responsible for confirming the financial characteristics of the transactions, as well as the counterparties with whom the operations were carried out and to report the fair value of the positions. This department also assesses whether transactions were carried out in accordance with internal approval.

In addition to this area, the Executive Management of Internal Controls, Risk and Compliance acts to verify the integrity of controls that mitigate risks in operations contracted within the governance criteria set forth above. In addition, the Internal Audit department also participates in the compliance process with the established standards.

5.3 - Regarding the controls adopted by the issuer to ensure the financial statements are prepared reliably, state:

a.                                      The main internal control practices and the level of efficiency of these controls, indicating possible imperfections and measures taken to correct them.

Vale’s management has assessed the effectiveness of the Company’s internal controls in financial statements through processes designed to provide reasonable assurance regarding the reliability of the financial statements, in accordance with the criteria established in the Internal Control - 2013 - issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The process of assessing internal controls includes joint action with the business areas for assessment of reporting risks, process mapping, assessment of their compliance with the other policies and regulations, as well as the validation of applicable controls aimed at mitigating the risks that may affect the Company’s ability to initiate, authorize, record, process and disclose relevant information in the financial statements.

The adoption of IFRS 15/CPC 47, Revenue from Contracts with Customers, required the implementation of new controls and the modification of certain accounting processes related to revenue acknowledgement. The impact of these changes was not material to the Company’s internal control over the financial statements. Vale’s management has not identified other changes in its internal control over financial reporting that occurred during the fiscal year ended on December 31, 2018 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

In addition, the Executive Management of Internal Controls, Risk and Compliance interacts with the Internal Audit and Ombudsman areas in order to capture any occurrences that may impact the financial statements.

At the end of the year, based on tests carried out by management throughout the period, no relevant deficiencies were identified in the execution of controls. Also, during the year, any deficiencies identified in the execution of controls are corrected by applying action plans with the objective of ensuring its correct execution at year-end and avoiding recurrences.

b.                                      The organizational structures involved

Vale S.A. has an organizational structure of internal controls to ensure that reliable financial statements are prepared. It is comprised of the Executive Management of Internal Controls, Risks and Compliance, reporting to the Executive Office of Finance and Investors Relations, with the respective monitoring of the Fiscal Council. The process also counts on the participation of Internal Audit and the Ombudsman, both below the Board of Directors. The roles and responsibilities of these are described in item 5.1 (b) (iii).

c.                                       If and how efficiently are the internal controls being supervised by the issuer’s management, stating the position of the persons responsible for monitoring them

As part of the annual certification process of the internal controls environment, the Management promotes a review of all controls with the effective participation of all the Board of Directors involved in the processes and conducts validation tests, aiming to get the effectiveness of the controls.

At the end of the cycle, the executives responsible for the processes of all the Company’s business areas and support areas, mapped on Sarbanes-Oxley compliance controls and tests, sign sub-certification terms that support the internal control environment assessment as well as the publication of the financial statements.

In addition, the Fiscal Council supervises the internal control assessment process carried out by

Management and independent auditors, through regular meetings to present the results of the work of the Executive Management of Internal Controls, Risks and Compliance and respective remediation plans established by the process.

d.                                      Deficiencies and recommendations on internal controls contained in the detailed report prepared and sent to the Company by the independent auditor

The management assessed the effectiveness of Vale’s internal controls related to the financial statements as of December 31, 2018 and concluded that internal controls provide reasonable assurance in relation to the reliability of financial reporting and the preparation of consolidated financial statements and are considered effective. The internal control environment was audited by KPMG Auditores Independentes, an independent audit firm, and no significant deficiencies were identified in its assessment.

e.                                       Comments of the officers on the shortcomings identified in the independent auditor’s report and on the corrective actions taken

The Company’s Officers made an evaluation based on the relevance, likelihood and possible magnitude of misstatements reported by the independent auditors and reached the conclusion that the action plans defined for such shortcomings are adequate for proper implementation of the recommendations made by the auditors, pointing out that as described in item (d) above, no significant deficiency was reported by the independent auditors.

5.4 - In relation to the internal integrity mechanisms and procedures adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and illegal acts committed against the public administration, national or foreign, inform:

a. if the issuer has rules, policies, procedures or practices aimed at the prevention, detection and remediation of fraud and illegal acts committed against public administration, identifying, if so, the following:

i.       the main integrity mechanisms and procedures adopted and their adequacy to the profile and risks identified by the issuer, informing how often the risks are reassessed and the policies, procedures and practices are adapted

Vale also has a Global Anti-Corruption Program (the “Program”), based on three main documents: The Code of Ethics and Conduct, the Global Anti-Corruption Policy, and the Global Anti-Corruption Manual (which details the rules set forth in the Policy). They are rules, procedures and controls intended to prevent and detect the risk of corruption to which the company is exposed because of its activity and of the countries where it operates. The rules of the Program are aligned to the best practices of the market, to the pacts of which the company is a signatory (UN Global Compact and Business Pact for Integrity and Against Corruption) and the anti-corruption laws applicable to Vale.

The performance and the revisions of the Program always consider the operations of the Company e the risk of corruption in the countries where the Company operates.

All suppliers of materials, services and equipment, entities, associations, or any third party that receives resources, assets or rights of Vale, before they are registered, undergo a process of corruption risk assessment. This procedure comprises anti-corruption due diligence, which is the checking by means of public information the criminal record of these third parties. The risk assessment process covers all of Vale’s operations, and in 2018 more than 18,000 inquiries were made.

Monitoring and control activities carried out in 2018 by the Corporate Integrity area (responsible for implementing the Program) focused on issues related to non-compulsory expenditures (such as donations, sponsorships, agreements, technical and/or financial cooperation agreements, environmental expenditures , spending on traditional communities, social spending and other non-compulsory contributions). All these expenses require the prior approval of the Corporate Integrity area. In addition, the monitoring of these expenses is done by analyzing the rendering of accounts of a selected sample. The main purpose is to know if the funds are being properly used, according to the requested and used in a correct manner. The monitoring of supplier contracts considered as high risk was also carried out within the rules of the Global Anti-Corruption Program.

In addition to the above, the Internal Audit evaluated in 2018 the main controls inherent to the Global Anti-Corruption Program, considering the procedures performed by the Corporate Integrity area and applicable accounting records. In addition, it is included in the annual planning of internal audits, the evaluation of the Program since its inception.

ii.   the organizational structures involved in the monitoring of operation and efficiency of the internal integrity mechanisms and procedures, indicating their attributions, if their creation was formally approved, the bodies of the issuer to which they report, and the mechanisms to guarantee the independence of their leaders, if any

The implementation, monitoring and compliance with the Program are an absolute priority for Vale. To that end, it has a Corporate Integrity Officer, responsible for managing and supervising the administration and effective operation of the Program.

The Director of Corporate Integrity reports to the Chief Executive Officer, but may also bring concerns or relevant matters directly to the Board of Directors, if deemed necessary or appropriate, and work with Vale’s other areas, as the case may be.

Some of the functions and responsibilities of the Director of Corporate Integrity are the following:

• to supervise and conduct investigations of any information or claims concerning breaches of the Program and/or applicable anti-corruption laws, and to determine in an independent manner whether a breach has occurred;

• to forward the results of the investigations to the regulatory authorities or law enforcement agents, as the case may be, after consultation with Vale’s Chief Executive Officer, and provide pertinent reports to the Board of Directors;

• to appoint employees of the Corporate Integrity area of Vale and its direct or indirect subsidiaries;

• to develop and organize proper and periodic training for employees, officers and consultants, to ensure they are familiar with and understand the applicable anti-corruption laws and the Program;

• to respond to questions related to any aspect of the Program or other matters of corporate integrity and to convey such matters to the superiors, if necessary;

• to supervise the preparation and development of supplementary guidance for Vale’s employees, officers, suppliers, consultants and other relevant persons with respect to specific obligations and legal issues, involving the applicable anti-corruption laws and the Program;

• to confirm that adequate resources, systems and internal controls are available for the operation of the Program and its ramifications;

• to conduct or supervise the performance of periodic anti-corruption compliance risk assessments (including risk of bribery) in the various business areas of Vale and in the jurisdictions in which Vale operates, in order to consider the need for additional controls; and

• to report relevant matters related to the Program to the Board of Directors, when deemed necessary.

The director of Corporate Integrity and the other members of the Corporate Integrity area are prohibited from working on sales, procurement, contracting of services with public companies or other functions from which a conflict of interests may arise.

iii. if the issuer has a formally approved code of ethics or conduct, indicating:

•                  if it applies to all officers, tax advisors, board members and employees and also covers third parties, such as suppliers, service providers, brokers and associates the Code of Ethics contains the main guidelines to be followedby the members of the Board of Directors and its advisory committees, by members of the Audit Committee, the CEO, and other executive officers, employees, by employees, trainees, contractors, and any person that acts on behalf of Vale and its controlled companies. The other entities in which Vale participates must also, as far as possible, follow the rules of the referred to Code of Ethical Conduct.

•                  if and how often officers, tax advisors, board members and employees are trained in relation to the code of ethics or conduct and other standards related to the subject

Vale has training focused specifically on the Code of Ethical Conduct, where employees learn through examples what is expected by the Company. In addition, it has training related to anti-corruption laws, information security, diversity and inclusion and conflict of interests - topics also covered by the Code.

The Ombudsman’s Office, a body endowed with independence and autonomy, directly linked to the Board of Directors, is in charge of the implementation, dissemination,

training, revision and updating of the code of conduct and the complaints channel.

Beginning in 2013, Vale began to train employees on the content of the Code of Ethical Conduct annually.

In 2014, the training was done by the leadership, beginning with the Executive Directors, which presented the Code of Ethical Conduct to its direct subordinates, and continued through each level of the hierarchy until it reached the operational level. After the training, the employees received the printed copy of the Code of Ethical Conduct and signed the term of commitment with it. This action reached 90% of employees globally.

In 2015, Vale, in turn:

(i)                                     carried out the “Integrity Movement” - an event that aims to convey the message to all employees of the importance of “Acting Correctly”, focused on the Code of Ethical Conduct and the Global Anti-Corruption Program. The movement opening was attended by Vale’s Chief Executive Officer, the general consultant and the general ombudsman, who passed the message to the leaders, who were in charge of passing on the information to all employees. With the support from the Integrity Movement, more than 70% of employees worldwide have ratified their agreement to the terms of the Code of Ethical Conduct and the commitment to comply with them;

(ii)                                  launched other initiatives that led employees to become aware of Vale’s rules of ethical conduct, such as: “Ethics on the Agenda”, which published controversial topics on ethics every two months, to be discussed at team meetings; and the video that presents the Code of Ethical Conduct for new employees and new third parties;

(iii)                               promoted specific face-to-face training on the Global Anti-Corruption Program for members of priority areas for mitigating the risk of corruption (e.g. those responsible for relations with government officials, hiring of third parties and intermediaries, donations, sponsorships, community capital expenditures, business acquisitions, legal, internal audit and corporate security), which involved more than 2,700 participants in several countries where Vale operates (Australia, Brazil, Canada, China, Singapore, South Korea, the United Arab Emirates, India, Indonesia, Japan, Malawi, Malaysia, Mozambique, New Caledonia, Oman and Taiwan);

(iv)                              developed online training on the Global Anti-Corruption Program and the Code of Ethical Conduct, which are mandatory for all employees;

(v)                                 reinforced the importance of compliance with the Global Anti-Corruption Program through a global message on World Corruption Day (December 9th).

In 2016, the communication actions on Ethics and Integrity continued, with a new edition of the Integrity Movement, a new global message on the World Corruption Day, face-to-face trainings continued on the Global Anti-Corruption Program, new editions of Ethics on the Agenda and the implementation by the employees of online training on Ethics and the Global Anti-Corruption Program. The course achieved more than 40,000 employees in the year.

The focus in 2017 was to continue the dissemination in Brazil and expand the training to other countries. During the year, more than 8 thousand employees undertook the online ethics course in operations outside Brazil, reaching 77% of the active employees abroad. Although the training does not have a defined periodicity, all the new employees already have in their development plan this associated training (employees with access to computers) and the Human Resources area carries out several actions together with the managers to deploy training for employees without access to computers. Furthermore, other Ethics-related training has been or is being created to detail situations and behaviors of our Code of Ethics. For example, this year online training on Diversity and Inclusion has been launched.

In addition, employees again reaffirmed their commitment to ethics in the annual event of the Integrity Movement. The theme of the year portrayed the impact of unethical actions on the professional and personal lives of those involved. Videos were used with actors that portrayed real situations, social experiments and a quiz about ethics. The managers deployed the Integrity Movement with their teams and suppliers reaching approximately 53 thousand people. For the first time, Vale released the Integrity Movement in social media and approximately 91 thousand people were impacted through organic campaigns, that is, without capital expenditure by the company.

Global Anti-corruption Program online training is mandatory for all employees with computer access, whose content is available in Portuguese, English, French, Arabic, Malay, Mandarin and Bahasa (Indonesia). In 2017, more than 26,000 employees were trained.

In 2018, the focus of the integrity movement was the disclosure of the Code of Ethical Conduct, the amendment of which was approved by Vale’s Board of Directors in March of that year. The new Code was rethought to have a simpler and more accessible language, as well as having its contents detailed in the topics most relevant to the day to day of Vale employees. It is available in Portuguese versions of Brazil and Mozambique, English, Indonesian, French, Arabic, Malay, Spanish and Mandarin. More than 58,000 employees and service providers participated in one of the sessions of the Integrity Movement in 2018.

Vale constantly and systematically carries out a series of training actions for its employees based on the Anti-Corruption Program. In 2018, more than 6,000 employees, among new ones and those at risk of corruption, received online and/or face-to-face training on the Global Anti-Corruption Program.

Finally, the Code of Ethical Conduct provides within its scope that everybody must “Participate in the mandatory periodic training we provide on the Code of Ethical Conduct and other associated topics. Keep up-to-date on policies, standards and procedures related to your assignments.”

•                  the penalties applicable in the event of a breach of the code or other standards relating to the matter, identifying the document where such penalties are provided for

The penalties applicable in the event of breach of the Code of Ethical Conduct are set out in the document itself, in the section “Breaches of this Code, other policies, standards, procedures and guidelines of Vale subject the offenders to consequences, including verbal or formal warning, suspension or dismissal. The disciplinary measures are applied considering the type of violation and its seriousness, the guidelines of the Ethics Committee, Vale’s Human Resources area and the applicable legislation.”

•                  body that approved the code, date of approval and, if the issuer discloses the code of conduct, locations on the world computer network where the document can be consulted

The review of the Code of Ethical Conduct was approved by the Board of Directors on March 29, 2018 and is available on Vale’s Intranet (for employees) on the company’s Internet site (http://www.vale.com/brasil/EN/aboutvale/ethics-and-conduct-office/code-of-ethics/Pages/default.aspx) and CVM (www.cvm.gov.br).

b. if the issuer has a complaint channel, indicating, if so:

•                  if the complaint channel is internal or if it is in the charge of third parties

Vale has the Ethics and Ombudsman Channel, management of which is the responsibility of the Ombudsman’s Office. The receipt of complaints is done via an outsourced and independent company, however, the coordination of the investigation of the complaints is done by the Ombudsman’s Office.

•                  if the channel is open to receive third-party complaints or if it receives complaints from employees only

The channel is available to anyone who wishes to file a complaint, including employees, contractors, suppliers, members of affected communities, and other stakeholders.

•                  if there are mechanisms for anonymity and protection of bona fide whistleblowers

As provided for in the Code of Ethical Conduct, “Bona fide complaints shall never be the basis for retaliation or intimidation of any whistleblower. The determination of the denunciations will always be done in a careful way, respecting the local legislation and protecting the rights of the denouncer and the denounced. It is the Ombudsman’s Office commitment to guarantee the confidentiality of the denouncer’s identity. “In addition, the Ethics and Ombudsman’s Channel makes it possible to open anonymous and confidential complaints to denouncers who prefer not to identify themselves.

•                  body of the issuer responsible for the investigation of complaints

The Ombudsman is responsible for coordinating the investigation of complaints, which, when necessary, delegates the investigations to other areas of the company, such as Internal Audit and Corporate Security. In turn, the Ombudsman’s Office reports directly to the Board of Directors.

The Ombudsman’s Office is composed of professionals with varied skills and training who assist in the judgment and conduct of the investigations carried out by the area.

Vale’s Ombudsman’s Office is the area responsible for receiving and handling complaints of deviations from the Code of Ethical Conduct and also principles of good corporate governance and legislation such as the Sarbanes-Oxley Act. The Vale Ombudsman’s Office is operated independently and impartially, and guarantees the anonymity and confidentiality of its users. In addition, for complainants who prefer not to identify themselves, it is possible to make anonymous complaints. The guidelines are defined by the Board of Directors itself.

The allegations are investigated by the Ombudsman’s Office, except in the case of (i) lack of information to initiate an examination, in which case the Ombudsman’s Office will request additional information from the person who raised the matter and will continue the investigation, provided that it receives additional information within 15 days and (ii) lack of relevance to the Ombudsman’s Office scope of work. The Ombudsman’s Office scope of work includes not only the alleged violation of Vale’s, such as cases of fraud and harassment, but also the resolution of problems that were not properly addressed by other company reporting lines, such as delays in payments to contractors.

In addition to the above, the Code of Ethical Conduct states that “the Board of Executive Officers is responsible for ensuring the application of this Code and for proposing to the Board of Directors its improvement and updating, whenever necessary.”

After receiving the complaints from the outsourced company, the cases undergo an initial screening with the professionals allocated to do so. Then, the cases are assigned to the investigators according to their subject and criticality, as well as the amount of investigations already existing for each investigator. After the investigation, the complaint undergoes another review carried out by the Ombudsman’s Office, which evaluates the outcome of the investigation and action plan for it, when confirmed. Finally, the complainant receives the response through the reporting channel or contact provided by him/her, and the process of executing the action plan begins. Additional information may be requested from the complainant through confidential channels at any time during the initial screening or investigation. Confidentiality is preserved in all Ombudsman’s Office proceedings.

The Ombudsman’s Office is the area delegated by the Board of Directors to lead the investigation of complaints or other issues arising from the Channel, as well as to manage the flow of information with the Board of Directors. In addition to the above, Vale has the Ethics Committee, which is responsible for deliberating on corrective measures related to violations of the Code of Ethical Conduct. The Ethics Committee is composed of the Audit Officer, the Personnel Officer, the General Counsel and the General Ombudsman of Vale.

The Ombudsman’s Office issues periodic reports on the outcome of each investigation included in the scope of the Channel shared with the Ethics Committee, the Board of Directors and the Fiscal Council, recording the evidence obtained for the reported situations, as well as the appropriate actions for the resolution of improprieties. It also issues, on an annual basis, a report that is made available to all employees on the Intranet and, as from 2018, it was also made available to Vale’s external agents on its website (http://www.vale.com).

c.          if the issuer adopts procedures in consolidation, acquisition and corporate restructuring processes aimed at identifying vulnerabilities and risk of irregular practices in the legal entities involved

All parties involved in a joint venture, consortium, association or any other business combination with any third party (such as in mergers or acquisitions) must first undergo due diligence, including on corruption, to ensure that the terms and business conditions will not result in - or will cause - a material risk of breach of the applicable anti-corruption laws.

d.         if the issuer does not have rules, policies, procedures or practices aimed at the prevention, detection and remediation of fraud and illegal practices against public administration, to identify the reasons why the issuer has not adopted controls in this regard.

Not applicable, considering that the Company has procedures for this, as described in this item 5.

5.5 — Significant changes in the main risks to which the Company is exposed or in the risk management policy adopted, commenting on possible expectations of reduction or increase in the Company’s exposure to such risks

Risks

In relation to the last fiscal year, Vale suffered a significant change in its risk environment due to the rupture of Dam 1 of Córrego do Feijão on January 25, 2019. The causes of the rupture of the dam are uncertain and are being investigated by the Company and various governmental authorities. This event has adversely affected operations, its business, financial condition and reputation, and its overall impact on Vale is still uncertain. It is emphasized that:

•                                                             Liabilities and legal proceedings. The potential liabilities resulting from the rupture of the dam are significant, and the total amount can not be estimated at this time. The dam rupture resulted in fatalities and material and environmental damage. The Company is a defendant in several lawsuits, in which the plaintiffs claim significant amounts in damages resulting from the event. For more information, see items 4.7 and 7.9 of this Reference Form. These obligations may have a material adverse effect on the Company’s business and financial condition.

•                                                             Liquidity. Brazilian courts have ordered the freezing, which affects an aggregate, on May 24, 2019, of BRL 15.6 billion of assets, including balances from the Company’s bank accounts, judicial deposits and common shares held in treasury. Additional assets may be attached in the future. These pre-judgment attachments and asset freezes may adversely affect the Company’s business and liquidity.

•                                                             Suspension of operations. After the dam failure, several operations were suspended, which will negatively impact the production and cash flows of the Company. Operations at the Córrego do Feijão and Jangada mines were suspended immediately after the event. Several mining and pelletizing operations were temporarily suspended in order to accelerate the decommissioning of the upstream dams of the Company. Operations were also suspended in response to judicial determinations and new determinations of ANM - Agência Nacional de Mineração. Other developments resulting from the rupture of Dam I or the questioning of the safety of existing dams may result in the suspension of other operations of the Company. On April 15, 2019, the estimated impact of the suspension of operations after the dam disruption on the Company’s production was 92.8 million metric tons per year (including the estimated annual impact of the Brucutu mine suspension), including the pellet feed needed to produce 11 million tons of pellets per year. As a result of the suspended operations, it may be necessary to purchase iron ore and iron ore pellets on the market to honor obligations in the Company’s existing trading agreements, which may increase its overall costs and adversely affect its business and financial condition. Some of these operations may not be resumed.

•                                                             Increase in production costs. Capital expenditures or adjustments may need to be made in operations that are not impacted by dam rupture to increase production and mitigate the impact of discontinued operations or meet additional safety requirements. Alternative disposal methods may also have to be used to continue operating some of the mines and mills, particularly those that depend on tailings dams. These alternative methods may be more expensive or require significant capital expenditures in mines and mills. As a result, costs are expected to increase, which may have a material adverse effect on the Company’s business and financial condition.

•                                                             Increased taxation. The Company may be subject to new or higher taxes or other obligations to finance remediation measures and to compensate for the direct and indirect impacts of the rupture of Dam I. In addition, agreements were entered into with the state of Minas Gerais and some municipalities to minimize the impact of the stoppage of some operations in state and municipal tax revenues. In addition, the state of Minas Gerais proposed the adoption of a new tax regime, under which the State will be entitled to collect from the Company an additional BRL 107 million per year in ICMS (Tax on Circulation of Goods and Services) from 2020. The retroactive amounts can also be applied in the last five years, with an impact of BRL 550 million.

•                                                             Additional regulation and restrictions on mining operations. Several government authorities have proposed and approved new regulations regarding the licensing, use and operation of dams in response to the disruption of Dam I. For example, a new statute approved by the state of Minas Gerais in February 2019 prevents the use of upstream dams and imposes new obligations for the design, construction and operation of any other type of tailings dams. This new statute also provides for the complete decommissioning of any upstream tailings dam by February 2022, and a rule approved by the ANM in February 2019 requires that any inactive upstream tailings dams be decommissioned by August 2021 and any upstream tailings dams until August 2023. New rules imposing restrictions on mining operations and auxiliary activities can be approved. The process of licensing the Company’s operations may become longer and subject to further uncertainties. These additional laws and regulations may impose restrictions on operations, require additional capital expenditures, or even require additional operations to be suspended, which may adversely affect the business.

•                                                             Reserves. Events resulting from the disruption of Dam I, especially new regulations applicable to the licensing and use of dams, and ongoing procedures and investigations involving the use of dams in mining operations, may result in reductions of reported reserves or reclassification of proved reserves as probable reserves. The Company continuously reviews the impact of new regulations, procedures and investigations on its reported reserves. These new regulations, procedures and investigations may affect iron ore reserves, and reserves of other products whose production involves dams.

•                                                             Inability to meet additional safety requirements or obtain the required certifications. The dam safety rules are tightening after the dam ruptures. In addition, outside experts may be reluctant to attest to the stability and safety of the Company’s dams as a result of uncertainties as to the causes of the Dam I rupture and increasing liability risks. If any of the Company’s dams are unable to meet safety requirements or if the Company is unable to obtain the required certification for any of its dams, it may suspend operations and evacuate the area around that dam, reallocate communities and take other emergency actions. These measures are costly, can adversely affect its business and financial condition and cause more damage to its reputation.

•                                                             Inability to pay dividends. Reduced cash flows and higher liabilities may adversely affect the Company’s ability to pay dividends or make other distributions to its shareholders. Immediately after the dam rupture, Vale’s Board of Directors determined the suspension of the compensation policy for shareholders.

•                                                             Greater need for financing. The Company may need to raise funds in the financial markets to meet its existing commitments and possible obligations and capital expenditures associated with the repair of environmental damage. The Company may not be able to get financing at attractive rates.

•                                                             Increase in insurance costs. The Company’s insurance cost is expected to increase, and the Company may not be able to obtain insurance for certain risks.

•                                                             Management focus. Since the date of the dam disruption, the focus of the top management and the Company’s Board of Directors is on emergency actions and other measures in response to the crisis and diverted from its core business.

•                                                             Management continuity. After the dam rupture, the Company’s Chief Executive Officer and the Company’s Ferrous and Coal Executive Director requested temporary leave of their positions, following the recommendation of Brazilian prosecutors. Other changes in top management may occur, which may adversely affect the business.

•                                                             Impact on financial performance. It is expected that the rupture of Dam I will have a significant impact on the Company’s financial performance. The nature and amount of the consequences have not yet been determined, but they will include reduced revenues due to the suspension of operations, increase of assistance and remediation expenses, losses of fixed assets, provisions for decommissioning and remediation costs and provisions for legal expenses. For more information, see item 7.9 of this Reference Form.

The Company has several tailings dams and similar structures. In addition, it holds interests in companies that own a number of dams or similar structures, including Samarco and Mineração Rio do Norte S.A. (MRN). The disruption of any of these structures could cause loss of life and serious personal, property and environmental damage, and could have adverse effects on business and reputation, as evidenced by the consequences of the rupture of Dam I in Córrego do Feijão.

Some of the Company’s dams, and some of the dams owned by its investees, such as Samarco and MRN, were built using the “upstream” method, which presents specific stability risks. Newly approved laws and regulations require that all of our upstream tailings dams be decommissioned within a specified timeframe. The appropriate measures for the decommissioning of each upstream dam are still being determined. This process will require significant costs, and the process of decommissioning may take a long time. At this time, it is not possible to estimate the costs and deadline for completing decommissioning procedures. The Company may not be able to complete the decommissioning process of all its upstream dams within the timeframe imposed by the new laws and regulations.

In addition,the Company is involved in legal proceedings in which the adverse parties have requested preliminary injunctions to suspend some of its operations or claim substantial amounts, including several legal proceedings and investigations related to the collapse of the Fundão tailings dam owned by Samarco. The results of these processes are uncertain and may materially and adversely affect its business, its liquidity and the value of the securities issued by Vale or its subsidiaries. For information on these processes, see items 4.3 to 4.7 of this Reference Form.

The obligations and possible liabilities arising from the rupture of a tailings dam owned by Samarco in Minas Gerais could adversely affect the Company’s business, financial conditions and reputation.

Risk Management Policy

The Risk Management Policy was reviewed by the Board of Directors on September 27, 2018. This policy is public and is available on the institutional site, it details Vale’s governance structure, based on the Lines of Defense model, detailing its roles and responsibilities, and instruments used for risk management, such as the Risk Map and Matrix.

5.6 - Other relevant information

The integrated risk management framework considers the impact on the Company’s business not only of market risk factors (market risk) but also of risks associated with flawed or inadequate internal processes, people, systems or external events (operational risk), risks arising from third-party obligations (credit risk), risks arising from exposure to legal penalties, fines or reputation losses associated with non-compliance with applicable laws and regulations, internal policies or best practices (compliance risk) and risks associated with political and regulatory conditions in the countries in which Vale operates (strategic risk), among others.

Operational risk

Operational risk management is the structured approach to manage uncertainties related to internal processes, people and systems and to external events. Internal events consist of inadequate or failed internal processes, people and systems, while external events include natural and operational disasters caused by others.

Vale seeks to reduce the severity of impacts and the probability of occurence of operational risks through new controls and improving existing ones, new plans to mitigate risks and transfer of risk through insurance. It seeks to have a clear view of the main risks it is exposed to, the cost-effectiveness of mitigation plans and controls implemented to closely monitor the impact of operational risks and allocate capital in an efficient way to reduce them.

Cybernetic Risk

Cybernetic risk is the approach adopted to manage information security risks, such as theft and leakage of information, unavailability of technology assets and compromise of data integrity.

Credit Risk

Vale’s exposure to credit risk derives from receivables, derivative transactions, guarantees, advances to suppliers and financial capital expenditures. Vale’s credit risk management process provides a framework to assess and manage counterparty credit risk and to maintain the Company’s risk at an acceptable level.

Commercial Credit Risk Management

Vale assigns an internal credit rating and a credit limit to each counterparty using our own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty’s strategic position and history of commercial relations.

Based on the counterparty’s credit risk, risk mitigation strategies may be used to manage the Company’s credit risks. The main strategies for mitigation of credit risks include non-recourse discount of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

Vale has a geographically diversified portfolio of accounts receivable, with Asia , Europe and Brazil, being the regions with the most significant exposures. According to the region, different guarantees can be used to improve the credit quality of the receivables. Periodically, the Company monitors the exposure of the counterparties in the portfolio and blocks additional sales to customers in default.

Treasury Credit Risk Management

To manage the credit exposure originated from financial investments and derivative instruments, credit facilities are approved for each counterparty with which the Company has credit exposure.

Vale controls the diversification of the portfolio and monitors different solvency and liquidity metrics of its different counterparties that were approved for negotiation.

Compliance Risk

Comprises risks of non-compliance with external laws and regulations. According to its Articles of Incorporation, Vale is prohibited from making, directly or indirectly, through third parties, any contribution to political movements in Brazil or abroad, including those organized as political parties and for their representatives or candidates.

Strategic Risk

Strategic risk comprises governance, business model, external environmental issues, regulatory, political, economic, or social actions taken by governments or other stakeholders.

Insurance

Vale takes out various types of insurance policies, such as: operational risk insurance, engineering risk insurance (projects), credit risk insurance, civil liability, life insurance for its employees, among others. The coverage of these policies, similar to those used by large companies in the mining industry, is contracted in accordance with the Company’s objectives, corporate risk management practice and the limitations imposed by the global insurance and reinsurance markets.

Insurance management is carried out with multidisciplinary support from the operational areas of the Company. Among its management instruments, Vale may use a captive reinsurer that allows the retention of part of the risk, the contracting of insurance on a competitive basis, as well as direct access to the main international markets for insurance and reinsurance and diversification of counterparties.

Information about internal/external complaints on the Code of Ethical Conduct and the improvements made based on the complaints

In 2018, the Ombudsman’s Office received 2,709 complaints, of which 91% were investigated. Investigations have confirmed violations in 45% of such complaints. All confirmed violations triggered correction plans, which are presented by the Company’s managers and approved by the Ombudsman’s Office. As a general rule, these plans contain measures to promote improvements, training initiatives and feedback to employees. Depending on the seriousness of the allegations, the officials involved may be subject to administrative measures, such as warnings, suspensions or terminations. Suppliers involved in serious violations of the Code of Ethics and Conduct are also subject to punitive measures, such as fines or termination of contract.

The Ombudsman’s Office investigations in 2018 resulted in 2,077 corrective actions, including the termination of 214 employees.

In addition, since October 2016, the Ombudsman’s Office has been carrying out the Itinerant Ombudsman action, for the purpose of increasing employees’ trust in the use of the Ethics and Ombudsman Channel. Through it, the Ombudsman conducts face-to-face meetings in Vale locations that are open for the participation of all employees. This action is carried out together with the Human Resources regional offices, which invite employees to attend the meetings on the dates previously scheduled. As of March 2019, 104 sessions were held with more than 4,400 participants in various locations (Brazil, Oman, Malaysia, China, the United Arab Emirates, Mozambique, Canada, Singapore and Indonesia).

6. Issuer History

6.1 / 6.2 / 6.4 - Issuer’s organization, duration and date of registration with the CVM

Date of Issuer Organization	01/11/1943
Form of Issuer Organization	Semi-Public Corporation
Country of Organization	Brazil
Duration	Indefinite Duration
Date of CVM Registration	01/02/1970

6.3 - Brief history

Vale was founded by the Brazilian Federal Government (Brazilian Government) on June 1, 1942, through Decree-Law no. 4,352, and finally on January 11, 1943, by the Definite Meeting for the Constitution of Corporation Companhia Vale do Rio Doce SA, in the form of a government controlled company, with the purpose of exploiting, trading, transporting and exporting iron ore from Itabira mines, and exploring the traffic of the Vitória-Minas Railroad (EFVM), which carried iron ore and agricultural products from Vale do Rio Doce, in the Southeast region of Brazil, to the port of Vitória, located in the State of Espírito Santo.

The Company’s privatization process began in 1997. Pursuant to Call to Privatize PND-A-01/97/CVRD (Call Notice) and the Resolution of the National Privatization Council - CND no. 2 of March 5, 1997, the Extraordinary Sharedolders’ Meeting approved on April 18, 1997 the issuance of 388,559,056 non-convertible participative debentures (Participative Debentures), in order to guarantee to pre-privatization shareholders, including the Federal Government, the right to participate in the revenue of the mineral deposits of Vale and its subsidiaries, not valued for purposes of setting the minimum price of the Vale privatization auction. The Participative Debentures were attributed to Vale shareholders as payment for the redemption value of class “B” preferred shares, issued as bonus, in the proportion of one share held by the holders of class “A” common and preferred shares, at the time, through partial capitalization of Vale’s profit reserves. The Participative Debentures could only be traded after prior authorization from the Brazilian Securities and Exchange Commission (“CVM”), as of 3 months from the completion of the Secondary Public Offering of Shares foreseen in the privatization process.

On May 6, 1997, the privatization auction was conducted, when the Brazilian Government sold 104,318,070 common shares issued by Vale, equivalent to 41.73% of the voting capital to Valepar S.A. (Valepar), for the amount of approximately R$ 3.3 billion.

Subsequently, pursuant to the Call Notice, the Brazilian Government also sold 11,120,919 common shares representing approximately 4.5% of the outstanding common shares and 8,744,308 class “A” preferred shares, representing 6.3% of outstanding class “A” preferred shares, through an offering restricted to Vale employees.

On March 20, 2002, a Secondary Public Offering of Shares was issued by Vale, in which the Brazilian Government and the Brazilian Development Bank (“BNDES”) sold, each one, 34,255,582 common shares issued by Vale. The demand, by investors in Brazil and abroad was substantial, surpassing the offer by approximately three times, which led to the sale of the entire lot of 68,511,164 shares. A portion of approximately 50.2% was placed on the Brazilian market and the remainder was sold to foreign investors. Subsequently, on October 4, 2002, the competent registration of Participative Debentures was obtained from the CVM, allowing their trading in the secondary market.

In 2017, all the class “A” preferred shares issued by Vale were converted into common shares, at the ratio of 0.9342 common share for each class “A” preferred share.

As of December 22, 2017, the common shares issued by the Company were traded in the Segment Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão.

Please find below the most striking events described in the history of the Company since its incorporation:

1942

• President Getúlio Vargas, through Decree-Law no. 4,352, dated June 1, 1942, defines the basis on which Companhia Vale do Rio Doce S.A. would be organized. Under the Decree-Law, Companhia Brasileira de Mineração e Siderurgia and Companhia Itabira de Mineração were to be organized.

1943

• Vale is incorporated on January 11, 1943, as a joint stock company, pursuant to Decree-Law no. 4,352/42.

• Listing of Vale’s shares at the Rio de Janeiro Stock Exchange (“BVRJ”) in October 1943.

1944

• First tradings with Vale’s shares at BVRJ in March 1944.

1952

• The Brazilian Government takes definitive control of Vale’s operating system.

1953

• First shipment of iron ore to Japan.

1954

• Vale reviews its commercial practices abroad and starts to make direct contacts with steelmakers, without the intermediation of traders.

1962

• Long-term contracts signed with Japanese steelmakers and German plants.

1964

• Opening of Vale’s first office outside Brazil in Dusseldorf, Germany.

1966

• Opening of the Tubarão Port, in Vitória, State of Espírito Santo, which is connected to the iron ore mines through the Vitória-Minas Railroad.

1967

• Geologists of Cia. Meridional de Mineração, subsidiary of United States Steel Corp. (US Steel), note the occurrence of iron ore in Carajás, in the State of Para.

1968

• Vale shares become part of the IBOVESPA index.

1969

• Opening of Vale’s first Pelletizing Plant in Tubarão, in the State of Espírito Santo, with production capacity of 2 million tons/year.

1970

• An agreement makes Vale a majority partner of the project Carajás in the State of Para, together with US Steel.

1972

• Vale enters into an agreement with the Canadian company Alcan Aluminiun Ltd., for a bauxite exploration project in the Trombetas River region, where Mineração Rio do Norte (“MRN”) was incorporated.

1974

• Vale becomes the largest exporter of iron ore in the world, holding 16% of the transoceanic ore market.

1975

• For the first time, Vale launches debentures in the international market, worth DM 70 million, with brokerage of Dresdner Bank.

1976

• Decree no. 77,608/76 grants to Vale a concession for the construction, use and exploration of the railroad between Carajás and São Luís, in the States of Para and Maranhão, respectively.

1977

• Vale announces priority to the Carajás Project, to start as of 1982 the export of iron ore through the Port of Itaqui (MA).

1979

• Effective start of the implementation of the Ferro Carajás Project, adopted as the main goal of Vale’s business strategy.

1980

• Federal Government approves the Ferro Carajás Project and gives its financial guarantee.

1982

• With the start of operations of Valesul Alumínio S.A. in Rio de Janeiro, Vale enters the aluminum segment and contributes to reducing Brazilian metal imports.

1984

• Opening of Vale’s office in Japan.

1985

• On February 28th, the Carajás Railroad (“EFC”) is opened and delivered to Vale.

• Opening of the Ferro Carajás Project, which increases the company’s productive capacity, now structured in two distinct logistic systems (Northern and Southern).

1986

• Start of operation of the Port Terminal of Ponta da Madeira, in São Luís, in the State of Maranhão.

1987

• EFC starts to operate on a commercial scale.

1989

• Implementation of the Profit Sharing Program (PR) for Vale employees.

1994

• In March, Vale launches its Level 1 American Depositary Receipts (“ADR”) program, tradable in the US over-the-counter market.

1995

• Vale is included in the National Privatization Program by Decree no. 1,510, dated June 1st, signed by the President of the Republic.

1996

• On October 10th, the National Privatization Council (CND) approves Vale’s privatization model.

1997

• On March 6th, BNDES announces Vale’s notice to privatize.

• On April 18th, Vale issues 388,559,056 Participative Debentures, which could only be traded after prior authorization from CVM, as of 3 months after the completion of the Secondary Public Offering of Shares foreseen in the privatization process.

• On May 6th, Vale is privatized in an auction held at the Rio de Janeiro Stock Exchange. Valecom Consortium - articulated by the Votorantim Group - and Brazil Consortium, led by Companhia Siderúrgica Nacional (“CSN”), participated in the auction. Brazil Consortium acquires 41.73% of Vale’s common shares for R$ 3,338 million in cash.

1998

• In the first year after the privatization, Vale achieves a growth of 46% in profit in relation to 1997.

1999

• Vale has the highest profit in its history until then: R$ 1.251 billion.

2000

• On February 2, the Container Terminal of the Port of Sepetiba was opened.

• In May, Vale acquires Mineração Socoimex S.A. and S.A. Mineração da Trindade (Samitri), iron ore producing companies, starting the consolidation of the Brazilian iron ore market.

• On June 20th, Vale announces the listing of its ADRs, representing preferred shares issued by the Company, at the New York Stock Exchange (“NYSE”), in a level II “DR” program approved by the CVM.

• On August 31st, the Special Shareholders’ Meeting approves the merger of the wholly-owned subsidiary Mineração Socoimex S.A., without the issuance of new shares, aiming at adding to the Company’s assets the Gongo Soco mine, a high-grade hematite reserve in the iron quadrangle in Minas Gerais.

2001

• In February, Vale’s Board of Directors authorizes the start of the divestment of its interests in the paper and pulp sector.

• On February 19th, the shares issued by S.A. Mineração da Trindade (Samitri) are merged into Vale, with no capital increase and no issue of new shares, due to the use of shares held in treasury, as authorized by the CVM.

• In March, the uncrossing of Vale and CSN shareholdings is conducted.

• In April, Vale acquires 100% of the capital of Ferteco Mineração S.A., the third largest iron ore producer in Brazil at the time.

• On October 1st, the Shareholders’ Meeting approves the merger of the wholly-owned subsidiary S.A. Mineração da Trindade (Samitri) in line with administrative and financial rationalization guidelines.

2002

• In March, the Pelletizing Plant of São Luís, in the State of Maranhão is officially opened.

• On March 21st, the global put option of 68,511,164 common shares issued by Vale and held by the Brazilian Government and BNDES is completed, of which approximately 50.2% were placed in the Brazilian market and the remainder sold to investors abroad. The sale price in Brazil was R$ 57.28 per share and abroad of US$ 24.50 per ADR.

• The common shares issued by Vale are traded at the NYSE, in the form of ADRs, in a level III program.

• The trading of the Company’s common shares at the Madrid Stock Exchange — Latibex also starts.

• The cornerstone of the Sossego Copper Project in the State of Para is laid down.

• On October 4th, Vale obtains from the CVM the registration of the Public Trading of Participative Debentures.

• On December 16th, the General Shareholders’ Meeting approves Vale’s Shareholder Compensation Policy, in order to simultaneously increase transparency and financial flexibility, taking into account the expected trajectory of the Company’s cash flow.

• On December 27th, the Special Shareholders’ Meeting approves the Reform of Vale’s Articles of Incorporation, in order to (i) expand the Company’s activities in the energy and logistics sector; (ii) to adapt the Articles of Incorporation to the new rules introduced by Law no. 10,303, of October 31, 2001; and (iii) introduce principles of best corporate governance practices.

2003

• On February 14th, Vale concludes the acquisition of 100% of the capital of Elkem Rana AS (Rana), a Norwegian iron alloy producer, for a price of US$ 17.6 million.

• On March 31st, Vale acquires 50% of the shares of Caemi Mineração e Metalurgia S.A. (Caemi) for US$ 426.4 million.

• On August 29th, Vale incorporates the wholly-owned subsidiaries Celmar S.A. — Indústria de Celulose e Papel and Ferteco Mineração S.A.

• On November 7th, Vale completes the restructuring of corporate interests in logistics companies, which had as its purpose the elimination of relations between Vale and CSN in the shareholding structure of Ferrovia Centro-Atlântica S.A. (FCA), Companhia Ferroviária do Nordeste (CFN) and CSN Aceros S.A. (CSN Aceros).

• On December 12th, Vale joins Level 1 of the Differentiated Corporate Governance Practices Program established by B3 S.A. - Brasil, Bolsa e Balcão (“B3”), new company name of BM&FBOVESPA.

• Proceeding with the streamlining of its operational structure, on December 30th, Vale incorporates the following wholly-owned subsidiaries: Rio Doce Geologia and Mineração S.A. - Docegeo (Docegeo), Mineração Serra do Sossego S.A. (MSS), Vale do Rio Doce Alumínio S.A. - Aluvale (Aluvale) and Mineração Vera Cruz S.A. (MVC).

2004

• On July 2nd, the Sossego mine is opened, the first copper mine in Brazil, in the State of Para. The project is carried out in record time.

• In November, Vale wins the international bidding for coal mining in the Moatize region, northern Mozambique.

• In December, Vale signs a memorandum of understanding with ThyssenKrupp Stahl A.G. (ThyssenKrupp) for the construction of an integrated steel plate plant with capacity of 5 million tons, in the State of Rio de Janeiro.

2005

• Vale is the first Brazilian company to earn a higher risk rating than the host country and the only one to have this recognition by three different rating agencies: thus achieving the “Degree of Investment” granted by Moody’s, and confirmed by Standard & Poor’s and Dominion Bond.

• In July, Vale Belvedere Pty Ltd. signs an agreement with two Australian mining companies to conduct a survey study of the Belvedere Underground Coal Project (Belvedere Project), located in the State of Queensland, Australia.

• On September 22nd, “Vale Investir” is launched, a program that allows Brazilian investors to automatically reinvest the funds received from compensation to shareholders - dividends and/or interest on shareholders’ equity - on the purchase of shares issued by the Company.

• In November, Vale agrees to acquire a minority interest in Ceará Steel, an export-oriented steel plate project, in the State of Ceará, with a nominal capacity of 1.5 million tons of plates per year.

• The Company consolidates its entry into the copper concentrate industry, with the first full year of operation of Sossego Mine and sales to 13 customers in 11 different countries.

• In the last quarter of 2005, Vale acquires 99.2% of Canico Resources Corp. (Canico), owner of the laterite nickel project Onça Puma, located in the State of Para, for approximately US$ 800 million.

2006

• In January, Vale acquires mineral resources, land and exploration equipment from Rio Verde Mineração (Rio Verde) for US$ 47 million.

• In February, the acquisition of all Canico’s shares is completed, which were withdrawn from the Toronto Stock Exchange.

• In March, the expansion of production capacity of the alumina refinery of Alunorte - Alumina do Norte do Brasil S.A. (“Alunorte”) is opened, located in Barcarena, in the State of Para.

• On May 3rd, Vale completes the merger of Caemi shares, and now holds 100% of the company’s capital.

• On July 3rd, Vale acquires 45.5% of the capital of Valesul Alumínio S.A. and now holds 100% of the company’s capital.

• On August 11th, the Company announces its intention to make an offer for the acquision of all common shares of Inco Limited (Toronto Stock Exchange - TSX and NYSE with the symbol N) (Inco). The offer was consistent with Vale’s long-term corporate strategy and Vale’s non-ferrous metal business strategy.

• In the third quarter, Vale divides the administration of the former Southern System for the production and distribution of iron ore into two departments: the Southeastern System and Southern System, and started to report the productions separately for each system.

• In September, Minerações BR Holdings GmbH buys a 25% interest in a joint venture, Zhuhai YPM, to build a new pelletizing plant in Zhuhai, in the region of Guandong, China.

• On October 5th, Vale opens the Brucutu Project, the world’s largest mine/plant complex in initial capacity of iron ore production, located in the municipality of São Gonçalo do Rio Abaixo, in Minas Gerais.

• On October 26th, Vale liquidates a large part of the acquisition of the Canadian mining company Inco Ltd., the second largest nickel producer in the world, making a payment of US$ 13.3 billion, corresponding to the acquisition of 174,623,019 shares issued by Inco.

• On November 6th, Vale becomes part of the control group of Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas.

2007

• In January, Vale completed the expansion of the iron ore production capacity in Carajás, which reaches 100 million tons per year.

• On January 30th, the acquisition of Inco (currently Vale Canada Limited) is ratified at Vale’s Special Shareholders’ Meeting. The nickel business is now managed from Toronto, as well as activities related to marketing and sales of metals. With the completion of Inco’s acquisition, Vale becomes the second largest mining and metals company in the world in market value.

• On February 16th, Vale announces a public offering of shares of Log-In Logística Intermodal S.A. (“Log-In”).

• On February 26th, Vale enters into a purchase and sale agreement for the acquisition of the Australian company AMCI Holdings Australia Pty Ltd. (“AMCI”), which operates and controls coal assets through participations in joint ventures.

• In March, Vale acquires the 18% stake in Ferro-Gusa Carajás S.A. (“FGC”), which belonged to Nucor do Brasil S.A., for US$ 20 million, and now holds 100% of the FGC capital.

• In May, Vale enters into a usufruct agreement, controlling the entire capital of MBR for the next 30 years.

• On May 2nd, Vale signs a 25-year freight agreement with Bergesen Worldwide (B.W. Bulk), which provides for the construction of the world’s four largest bulk carriers, each with a capacity of 388 thousand tons.

• On June 28th, the Government of Mozambique approves the Mining Contract for exploration by Vale of the Moatize coal project, in the Tete province, in the Northwestern region of the country. - On August 30th, the shareholders, at an Extraordinary Shareholders’ Meeting, ratify the acquisition of the AMCI shareholding control by the Company.

• On November 29th, Vale starts to use the brand “Vale” in all countries where it has activities and, at the same time, takes on a new visual identity worldwide.

• On December 21st, Vale signs a contract for commercial exploration for 30 years of 720 kilometers of the North South Railroad (FNS).

2008

• Vale leases three pelletizing plants at the Tubarão complex in Vitória, State of Espirito Santo, owned by the joint ventures (Itabrasco, Kobrasco and Nibrasco) in which the Company participates.

• In July, Vale undertakes a global offering of shares of 256,926,766 common shares and 189,063,218 preferred shares, including ADSs, with a view to making strategic investments and acquisitions, as well as maximizing the Company’s financial flexibility. The aggregate value of the global offer to Vale, after subscription discounts and commissions, including the amounts of the exercise of the supplementary stock option was approximately US$ 12.2 billion. In August, due to the full exercise of the supplementary stock option, Vale issued an additional 24,660,419 class A preferred shares.

• In connection with the offer above, Vale will list and trade its common and preferred ADSs at Euronext Paris.

• On August 3rd, Vale orders the construction of 12 large ships for iron ore, buys used ships and signs long-term freight contracts. Total investment was US$ 1.6 billion for the construction of new ships and US$ 74 million for the purchase of used ships.

• On October 31st, Vale announced a reduction in its pace of production of iron ore, pellets, nickel, manganese, iron alloys, aluminum and kaolin, due to the impact of the global economic crisis on the demand for minerals and metals.

• On December 16th, Vale enters into an agreement with African Rainbow Minerals Limited (“ARM”) and its subsidiary TEAL Exploration & Mining Incorporated (“TEAL”) to acquire 50% of the capital of a joint venture that then owned the TEAL subsidiaries, for CAD$ 81 million, increasing Vale’s strategic options for growth in the copper business in Africa.

• On December 23rd, Vale signs a purchase and sale agreement to acquire 100% of the coal export assets of Cementos Argos S.A. (Argos) in Colombia for US$ 306 million.

2009

• On January 30th, Vale enters into a purchase and sale agreement with Rio Tinto Plc (“Rio Tinto”) for the acquisition, upon cash consideration, of iron ore and potash assets located in Brazil, Argentina and Canada.

• On April 1st, the Company concludes the acquisition of Argos’ thermal coal export assets in Colombia.

• On April 16th, Vale completes the sale of all of its 14,869,368 common shares issued by Usiminas and linked to the steel company’s shareholders’ agreement in effect.

• On May 22nd, Vale’s Special Shareholders’ Meeting approves the proposal for change of its corporate name from Companhia Vale do Rio Doce to Vale S.A.

• On July 13th, the Company informs that its union employees from Sudbury and Port Colborne, in the province of Ontario, Canada, went on strike. The same occurs on August 1st, with the union employees of its operation in Voisey’s Bay, in the province of Newfoundland and Labrador, Canada.

• On July 22nd, Vale signs a memorandum of understanding (“MOU”) with ThyssenKrupp to increase its stake in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (TKCSA) from 10% to 26.87%, through a capital injection of EUR$965 million.

• On September 18th, Vale completes the acquisition of the Corumbá iron ore operations, located in Mato Grosso do Sul, belonging to Rio Tinto and other controlled entities.

2010

• On January 22nd, the wholly-owned subsidiary Valesul Alumínio S.A. (Valesul) entered into an agreement for the sale of its aluminum assets, located in Rio de Janeiro, to Alumínio Nordeste S.A., a company of the Metalis group, for US$ 31.2 million.

During the first half of the year, Vale entered into agreements with its customers in the iron ore sector to move from annual contracts to quarterly indexed-value contracts. The new contracts offer more efficiency and transparency to iron ore prices and allow the recognition of quality differences, which helps encourage long-term investments. In addition, customers can know in advance the price to be paid in the subsequent quarter.

• In the second quarter, Vale acquired a 51% stake in VBG - Vale BSGR Limited (“VBG”) (formerly BSG Resources (Guiné) Limited), which had rights of concession of iron ore in Simandou South (“Zogota”) and permits for exploration of iron ore in Simandou North (Blocks 1 & 2) in Guinea.

• In a series of transactions in 2010, Vale acquired the phosphate operations of Vale Fertilizantes S.A. (“Vale Fertilizantes”, formerly Fertilizantes Fosfatados S.A. - Fosfertil) and Vale Fosfatados S.A. (formerly Bunge Participações e Investimentos S.A.). The total cost of these acquisitions was US$5.899 billion. Among the sellers there were: Bunge Ltd., The Mosaic Company (Mosaic), Yara Brasil Fertilizantes S.A. and other Brazilian companies.

• In May, Vale Internacional S.A. entered into an agreement with Oman Oil Company S.A.O.C. (OOC), a wholly-owned subsidiary of the government of the Sultanate of Oman, for a 30% stake in Vale Oman Pelletizing Company LLC (VOPC) for US$125 million.

• In July, Vale sold to Imerys S.A. 86.2% of its stake in Pará Pigmentos S.A. (PPSA), a producer of kaolin and other kaolin mining rights for US$ 71.3 million (equivalent to R$126.1 million).

• In July, Vale completed the operation announced on March 31, 2010, in which it sold 35% of the total capital of MVM Resources International B.V. (MVM) for Mosaic for US$ 385 million, and 25% of MVM’s total capital for Mitsui, for US$275 million. MVM controls and operates the project Bayóvar of phosphate rock, located in Peru.

• In August, Vale Emirates Ltd. acquired a 51% interest in Sociedade de Desenvolvimento do Corredor Nacala S.A. (“SDCN”) from the Mozambican company Insitec SGPS SA (Insitec) for US$21 million (equivalent to R$36.6 million on the date of disbursement).

• In the fourth quarter, Vale listed Depositary Receipts representing its Class A common and preferred shares (HDRs) at the Stock Exchange of Hong Kong Limited (HKEx). The HDRs started to be traded on December 8, 2010.

2011

• On February 28th, Vale announced the end of the operation with Norsk Hydro ASA (“Hydro”), announced on May 2, 2010, to transfer all of its interests in Albras - Alumínio Brasileiro S.A. (Albras), Alunorte and Companhia de Alumina do Pará (CAP), receiving in exchange, through the subsidiary Vale Austria Holdings GmbH, currently denominated Vale International Holdings GmbH (“Vale Austria”), 22% of the outstanding common shares of Hydro and US$503 million in cash. In addition, Vale Austria sold 60% of Mineração Paragominas S.A. (Paragominas) to Hydro for US$578 million in cash.

• On April 28th, the Board of Directors approved the acquisition of up to 9% of the capital of Norte Energia S.A. (“NESA”), a share previously held by Gaia Energia e Participações S.A. (Gaia). NESA is a company whose sole purpose is to implement, operate and explore the Belo Monte hydroelectric plant in Para. In June 2011, Vale completed the acquisition of 9% of NESA’s capital.

• In June 2011, Vale Emirates Ltd. acquired an additional 16% stake in SDCN for US$ 8 million, equivalent to R$12.8 million. The acquisition was in line with the Company’s strategy to develop the Nacala logistics corridor, and proceeded with the acquisition of the 51% interest in SDCN occurred in September 2010. SDCN has a concession to create the necessary logistics structure for the flow resulting from the expansion of coal production at Moatize.

• In December 2011, Vale completed through its wholly-owned subsidiary Mineração Naque S.A. a public share auction for the acquisition (“OPA”) of shares issued by Vale Fertilizantes in circulation in the market. As a result of the OPA, Vale acquired 211,014 common shares and 82,919,456 preferred shares issued by Vale Fertilizantes, representing 83.8% of the common shares and 94.0% of the preferred shares of Vale Fertilizantes in the market. The shares, both common and preferred, were purchased at the unit price of R$25.00, totaling an amount of R$2.078 billion.

2012

• In April, Vale sells 61.5% of its interest in Cadam S.A. to Kamin LLC, completing the divestment operation, for the sale of the kaolin business, which started in 2010, with the sale of the interest in Pará Pigmentos S.A.

• In June, Vale, together with Vale Internacional Holding GmbH and Vale Internacional S.A., completes the sale of its thermal coal operations in Colombia to CPC S.A.S, an affiliate of Colombian Natural Resources S.A.S. (CNR), for US$ 407 million in cash.

• On June 7th, Vale Emirates Ltd. acquires an additional 18% interest in SDCN, holder of concessions to create Vale’s logistics corridor in Nacala, Mozambique, for US$ 18.5 million. As a result, Vale now holds 85% of SDCN’s total capital.

• In August, Vale Internacional reports having entered into a US$ 600 million sale agreement for 10 large ore carriers with Polaris Shipping Co. Ltd. (Polaris).

• In October, Vale and Vale Internacional complete the sale of their manganese ferroalloy operations in Europe to subsidiaries of Glencore International Plc (“Glencore”) for US$ 160 million in cash. Vale also procures Glencore as its marketing agent abroad, for metallurgical manganese ore for a period of five years.

• On December 20th, Vale completes the annual appraisal of Onça Puma and aluminum assets, which results in the recognition of pre-tax impairment of R$ 8.2 billion, affecting the accounting result in the fourth quarter of 2012.

2013

• On February 28th, Vale concludes definitive agreements with Silver Wheaton Corp. (“SLW”), a Canadian company with shares traded on the Toronto Stock Exchange and NYSE, to sell 70% of the payable gold flows produced as a by-product of some nickel mines of Sudbury for 20 years and with Silver Wheaton (Caymans) Ltd. to sell 25% of the payable gold flows produced as a by-product of the Salobo copper mine during the lifecycle of the mine, for the initial payment of US$ 1.9 billion in cash, 10 million of SLW warrants with a strike price of US$ 65 and term of 10 years. Moreover, Vale will receive future cash payments for each ounce of gold delivered to SLW under the agreement at the lower between US$ 400 per ounce (plus an annual adjustment for inflation of 1% as of 2016 in the case of Salobo) and the market price.

• On March 11th, Vale informs the Government of the Argentine Republic that it has suspended the implementation of the Rio Colorado project in Argentina.

• On March 14th, Vale exercises preemptive rights, provided for in the incorporation agreement of the Capim Branco Consortium, acquiring for R$ 223,030,470.52 a 12.47% interest of Suzano Papel e Celulose S.A. in the capital of the Capim Branco I and II hydropower plants. Consequently, Vale now holds 60.89% interest in Capim Branco I and II, being able to generate 1,524 giga watts hour per year by the end of the concession in 2036.

• In July 2013, Vale completed the contracting of a revolving credit facility with a five-year term of US $ 2 billion.

• On September 18th, Vale enters into agreements to sell 20% of the total capital of VLI S.A. (“VLI”) to Mitsui & Co. (“Mitsui”) for R$ 1.5 billion and 15.9% of VLI’s capital for R$ 1.2 billion to the Investment Fund for the Guarantee Fund for Length of Service - FGTS (FI-FGTS), whose assets are managed by Caixa Econômica Federal.

• On November 14th, Vale announces the sale of its 22% interest in Hydro at a NOK price 25.00 per share, resulting in the amount of NOK 11,196 billion, equivalent to US$ 1,822 billion (equivalent to R$ 4,218 billion). Vale Austria held these shares since 2011, when it restructured its aluminum assets portfolio. Upon completion of this transaction, Vale Austria has no further interest in Hydro.

• On November 27th, Vale announces its adherence to the Federal Tax Refinancing Agreement (“REFIS”) referring to the payment of income and social contribution taxes on the net income of subsidiaries and affiliates on the income generated abroad in the years 2003 to 2012, in accordance with the conditions established by Law 12,865/2013 and Provisional Presidential Decree 627/2013. The adhesion to REFIS results in payment of R$ 5.965 billion to the Federal Revenue Secretariat at the end of November and R$ 16.360 billion divided into 179 monthly instalments, each adjusted by the SELIC interest rate.

• On December 12th, Vale concludes the sale of Sociedad Contrabica Minera Tres Valles, a cathode copper producer in the Coquimbo region of Chile, for US$ 25 million (equivalent to R$ 54 million) to Inversiones Porto San Giorgio S.A. (ISG), a company controlled by the Chilean group Vecchiola S.A.

• On December 19th, Vale enters into agreements with Cemig Geração e Transmissão S.A. (“CEMIG GT”) to create two joint ventures: (i) Aliança Geração de Energia S.A., consisting of assets and power generation projects of the two companies; and (ii) Aliança Norte Energia Participações S.A., formed through the sale to CEMIG GT of 49% of Vale’s 9% interest in NESA, the company responsible for the construction, operation and exploration of the Belo Monte hydropower plant, for approximately R$ 310 million.

• On December 23rd, Vale enters into an agreement with a fund managed by Brookfield Asset Management (“Brookfield”) to sell 26.5% of its interest in VLI capital for R$ 2 billion.

• On December 23rd, Vale informs by means of a notice to the market that it has filed in the Superior Court of Justice (STJ) petition for partial withdrawal of the lawsuit in which it discusses the legality of the taxation of the profits obtained by its subsidiaries abroad. Withdrawal involves the years 2003 to 2012.

• On December 26th, Vale holds an auction, pursuant to CVM Instruction 168/1991, as amended, for the sale of 28,737,367 common shares owned by it, issued by Log-in, a company listed on B3 (ticker symbol: LOGN3), corresponding to the totality of common shares issued by Log-in then held by Vale, at a price of R$ 8.11 per share, amounting to R$ 233 million. The completion of this transaction took place on January 2, 2014.

2014

• In January, Vale updates its Code of Ethics and Conduct in order to achieve greater alignment with its mission, vision and values, reinforce ethical standards and update aspects of anti-corruption and antitrust laws. On April 14th, the transaction announced on September 18th, 2013 is concluded, transferring 20% of the total capital of VLI to Mitsui for R$ 1.5 billion and 15.9% to the Investment Fund of the Guarantee Fund for Length of Service (FI-FGTS), whose assets are managed by Caixa Econômica Federal, for R $ 1.2 billion. As a result of this transaction, Vale now holds 37.6% of VLI’s total capital.

• On September 12th, Vale International SA and the China Ocean Shipping Company (“Cosco”) enters into a strategic cooperation agreement between the two companies for iron ore shipping. Under the terms of the agreement, four VLOC vessels, with a capacity of 400 thousand tons, which then belonged and were operated by Vale, would be transferred to Cosco.

• On September 26th, Vale International S.A. and China Merchants Group enters into an agreement that includes strategic cooperation between two companies for iron ore shipping. Under the terms of this agreement, the two companies agree to sign a 25-year charter agreement to ship iron ore from Vale Brasil to China using 10 VLOCs built by China Merchants Group.

• On November 9th, 2014, Vale Austria sells to Hydro shares issued by Mineração Paragominas S.A. representing 20% of its total capital, as a result of a put option. The remaining portion of the interest held by Vale Austria in the share capital of Mineração Paragominas S.A. is also subject to a put option by Vale, which takes places on December 15th, 2016. Currently, Vale no longer holds any interest in Mineração Paragominas S.A.

• On December 9th, Vale announces to have entered into an investment agreement with Mitsui, under which Mitsui, subject to condition precedents, would hold 15% of Vale’s 95% interest in Vale Moçambique (concessionaire of the Moatize mine) and 50% of Vale’s interest in the Nacala Logistics Corridor. The transaction is concluded in 2017.

2015

• On February 27th, 2015, Vale completes the transaction started in December 2013 with CEMIG GT for the creation of the joint venture Aliança Geração de Energia S.A., upon the investment of its interests in some projects (Central Eólica Garrote Ltda., Central Eólica São Raimundo Ltda., Central Eólica Santo Inácio III Ltda., e Central Eólica Santo Inácio IV Ltda) and assets in operation (Igarapava Hydropower Plant Consortium, AHE Porto Estrela Consortium, AHE Funil Consortium, UHE Candonga Consortium, Consortium of the Aimorés Hydropower Plant and Capim Branco Energia Consortium in the Aliança Geração).

• On March 2nd, 2015, an amendment is signed to a contract entered into with Silver Wheaton (Caymans) Ltd. on February 28th, 2013, in order to extend the agreement to an additional 25% payable gold produced as by-product of copper mining at the Salobo mine, over the lifecycle of said mine.

• On March 13th, 2015, Vale transfers its equity interest in VBG back to BSGR due to the repeal by the Government of Guinea of the mining rights of the joint venture in April 2014.

• On March 31st, 2015, Vale concludes the transaction initiated in December 2013 with CEMIG GT for the sale of 49% of its 9% interest in the Belo Monte hydropower plant project for approximately R$ 310 million.

• On April 27th, 2015, Companhia Siderúrgica do Pecém - CSP (“CSP”) concludes a long-term financing agreement of approximately US$3 billion that contributes to the fulfillment of the main project financing needs. This loan was taken directly by CSP.

• On May 15th, 2015, Vale completes the contracting of a revolving credit facility with a term of five years, in the amount of US$ 3 billion. Vale also has another line of credit worth US$ 2 billion, amounting to US$ 5 billion in revolving credit lines.

• On May 19th, 2015, Vale International SA and China Merchants Energy Shipping Co., Ltd. (“CMES”), a subsidiary of China Merchants Group, celebrate an amendment to the agreement that comprises a long-term strategic cooperation between the two companies for iron ore shipping. The first agreement was entered into with China Merchants Group on September 26th, 2014. Under the terms of this amendment, Vale would divest 4 VLOCs (very large ore carriers) to CMES.

• On May 19th, 2015, Vale completes the transaction announced on September 12, 2014, involving the sale of four VLOC vessels, with a capacity of 400,000 tons, to Cosco. The transaction amounts to US $ 445 million.

• On May 29th, 2015, Vale obtains licenses of vegetation suppression and operation to mine the N5S area.

• On May 29th, 2015, Vale starts operations in Conceição Itabiritos II and starts operations in Cauê Itabiritos in the second half of 2015. -On July 30th, 2015, Vale and the Investment Fund in Multisectoral Holdings Plus II (“FIP Plus II”), whose quotas are held by Banco Bradesco BBI SA, enter into a Sales Agreement of Shares and Other Covenants whereby Vale promises to sell Class A preferred shares, representing 36.4% of the capital stock of Minerações Brasileiras Reunidas S.A. - MBR (“MBR”), for the price of R$ 4 billion, subject to usually applicable condition precedents, including prior approval by CADE. The operation was completed on September 1st, 2015.

• On July 30th, 2015, Vale concludes the sale of four VLOC vessels, with a capacity of 400,000 tons, to CMES. The transaction is related to the agreements entered into with CMES on September

26th, 2014 and May 19th, 2015, which were disclosed previously. The transaction amounts to US$ 448 million. The amount is received by Vale upon delivery of the vessels to CMES on September 25th, 2015.

• On September 18th, 2015, Vale closes the offer of infrastructure debentures.

• In November 2015, Vale completes the sale of its 50% interest in the Isaac Plains joint venture and all related assets to Stanmore Coal Limited (“Stanmore”). Under this agreement, Vale will pay A$ 21.6 million in 12 monthly installments to Stanmore, which will undertake Vale’s liabilities under the joint venture agreement. Stanmore agrees to pay Vale royalties amounting to A$ 2.0 per tonne for coal produced and sold at the Isaac Plains Coal Mine for a period of 10 years, subject to certain minimum price thresholds, up to an aggregate value of A$ 21.6 million.

• On November 5th, 2015, one of the Samarco’s iron ore tailings dams (Fundão) located in the Germano Mining Complex in the city of Mariana, State of Minas Gerais, collapses, causing social and environmental impacts. As a consequence of the collapse of the dam, Samarco’s operations in Germano/Alegria (Mariana Complex) are temporarily suspended by government agencies. For further information on dam collapse and its impacts, see items 4, 7.9, 10.1 of this Reference Form.

• In December 2015, Vale completes the sale of its 68.4% interest in Integra’s Coal Joint Venture (“ICJV”) and all related assets to Glencore Plc (“Glencore”). On the other hand, Glencore agrees to pay royalties to Vale in the amount of A$ 1.50 per ton for the coal produced and sold by ICJV, based on the mineral rights currently held by ICJV, proportional to Vale’s participation in the ICJV prior to sale and limited to an annual volume of two million metric tons for ten years. As part of the transaction, Glencore undertakes some, but not all, ICJV obligations, including certain “compulsory procurement” logistics contracts.

• On December 8th, 2015, Vale concludes the purchase and sale transaction of four 400,000-ton VLOCS vessels for a consortium led by ICBC Financial Leasing, a wholly owned subsidiary of the Industrial and Commercial Bank of China. The transaction adds up to US$ 423 million and the amount is received by Vale, concomitantly with the delivery of the vessels to the new owners.

2016

• On January 12th, 2016, Vale disburses US$ 3 billion of the US$ 5 billion available in revolving credit lines to increase its liquidity and cover potential cash flow needs until the end of its program of divestments, particularly the completion of the Coal transaction involving Moatize and the Nacala Logistics Corridor.

• On February 16th, 2016, Vale changes the address of its headquarters office to Avenida das Américas, No. 700, Bloco 8 - Loja 318, 3º andar, Barra da Tijuca, Rio de Janeiro, RJ.

• On March 7th, 2016, Vale enters into a non-binding MOU with the Australian Fortescue Metals Group Ltd. (“Fortescue”), which sets forth the principles by which Vale and Fortescue agree to pursue long-term opportunities to develop new businesses, including the formation of one or more joint ventures for the blending and distribution of Vale’s and Fortescue’s products and the possibility of Vale, on an optional basis, carrying out mining projects jointly with Fortescue in Australia and purchasing a minority interest in the controlling company of Fortescue.

• On April 4th, 2016, Vale announces the sale of its 26.87% interest in Companhia Siderúrgica do Atlântico (CSA) to Thyssenkrupp as part of its initiative to simplify its asset portfolio, a transaction completed on May 31st, 2016.

• On April 28th, 2016, Vale announces that its Board of Directors approves the proposal to close the listing program of HDRs on the Hong Kong Stock Exchange (HKEx). - On June 30th, 2016, the HDR certificates expire and are automatically canceled under the HKEx procedures, and the HKEs de-listing process of the Company’s HDR Program becomes effective on July 28th, 2016.

• On May 10th, 2016, Vale announces the end of negotiations with Hydro regarding the potential sale of its 40% stake in MRN. Vale and Hydro had drafted a letter of intent in October 2015 relating to a possible transaction but were unable to agree to the terms of business.

• On June 20th, 2016, the integrated steel plate mill of Companhia Siderúrgica do Pecém (“CSP”), in the State of Ceará, enters the ramp-up phase.

• On June 30th, 2016, Vale and a consortium led by ICBC International (ICBC), a wholly-owned subsidiary of the Industrial and Commercial Bank of China, conclude the purchase and sale transaction of three VLOC vessels with 400,000 tons capacity previously operated by Vale. The transaction adds up approximately US$ 269 million and the amount is received by Vale through the delivery of the ships.

• On August 2nd, 2016, Vale informs that it has signed an agreement with Silver Wheaton (Caymans) Ltd. (Silver Wheaton), a wholly owned subsidiary of Silver Wheaton Corp. (SLW), a Canadian company with shares traded on the Toronto Stock Exchange and the New York Stock Exchange, to sell additional 25% of the premium of payable gold flows on copper concentrate produced at the Salobo copper mine during the lifecycle of the mine.

• On September 29th, 2016, Vale announces that it has approved new terms regarding the investment agreement with Mitsui (which were formalized in November 2016), whereby Mitsui starts to hold 15% of Vale’s 95% interest in Vale Moçambique (concessionaire of Moatize) and 50% of Vale’s interest in the Nacala Logistics Corridor. The completion of transaction is subject to some conditions precedents and is expected to occur in 2017.

• On November 30th, 2016, Vale sells to its subsidiary AMCI Euro-Holdings BV (“AMCI”) its interest in certain coal assets in Australia, including operations in Carborough Downs, the operation in Broadlea, and the deposits to be developed in Ellensfield and Red Hill.

• On December 5th, 2016, Vale and Polaris Shipping Co. Ltd. (Polaris) have conclude the purchase and sale transaction of four capesize vessels previously operated by Vale. The transaction amount to US$ 140 million, equivalent to US$ 35 million per vessel, received by Vale upon delivery of each vessel.

• On December 9th, 2016, Vale receives the operating license (LO) of the S11D mine and plant, issued by the Brazilian Institute for the Environment and Renewable Natural Resources (IBAMA).

• On December 15th, 2016, the sale of Vale’s remaining 13.63% interest in Mineração Paragominas S.A. to Norsk Hydro ASA is completed. The transaction totaled US$ 113 million and is related to the sale of Vale’s aluminum assets announced on February 28th, 2011.

• On December 17th, 2016, Vale begins production at the mine and mining plant located in Serra Sul de Carajás, in the state of Pará. The nominal capacity of the Ferro Carajás S11D Project is 90 Mtpy.

• On December 19th, 2016, Vale informs that it has entered into a sales and purchase agreement of shares with The Mosaic Company (Mosaic) to sell its Fertilizer business, excluding its nitrogenous and phosphated assets located in Cubatão, Brazil. For further information, see item 15.7 of this Reference Form.

2017

• On February 19th, 2017, the shareholders of Valepar S.A., namely: Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co, Ltd. and BNDES Participações S.A. — BNDESPAR enter into a new Valepar Shareholders’ Agreement, effective as of May 10th, 2017. In addition to the common rules regarding voting and preemptive rights in the acquisition of shares of the signatory shareholders, the new Shareholders’ Agreement provides for the submittal by said shareholders of a proposal to the Company with the purpose of enabling Vale’s listing in the special segment of Novo Mercado of B3 and transforming it into a society without defined control.

• On March 27th, 2017, the equity operation with Mitsui & Co., Ltd. is completed. (Mitsui) related to the divestment of part of its interest in the Moatize coal mine and the Nacala Logistic Corridor (CLN). Vale receives, on that date, US$ 690 million and US$ 87 million in the first quarter of 2018 at the closing of the Nacala Logistics Corridor project finance.

• On May 9th, 2017, Valepar’s Shareholders’ Agreement enters into force on May 24th, 1997.

• On May 11th, 2017, Vale’s Board of Directors approves the submittal to the Company’s General Meeting of the proposal sent by Valepar, the controlling shareholder of Vale on that date, at the request of its shareholders Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. e BNDES Participações S.A. — BNDESPAR, which involves the corporate restructuring of the Company, as well as changes in corporate governance, with the purpose of transforming Vale into a company without defined control and make its listing possible in the special segment of B3’s Novo Mercado (“Corporate Restructuring”).

• On June 27th, 2017, Vale’s shareholders approve, at the Extraordinary Shareholder’s Meeting, the proposal submitted by Valepar on May 11th, 2017, which became effective on August 14th, 2017, uponi) the merger of Valepar into Vale, approved at the Extraordinary Shareholder’s Meeting of Valepar held on August 14th, 2017 and (ii) the acceptance of 84.4% of class A preferred shares of the voluntary conversion into common shares, according to the material fact of August 11th, 2017.

• In August and December 2017, Vale sells a total of four VLOCs of 400,000 deadweight tons (“DWT”) for an aggregate amount of US$356 million to Bank of Communications Finance Leasing

Co., Ltd. (Bocomm). With the conclusion of these sales, Vale no longer owns any huge ore carrier of 400,000 DWT in its fleet. Moreover, Vale also sells two floating transfer stations for an aggregate value of US$ 35 million.

• On October 18th, 2017, the Special Shareholders’ Meeting and the Special Preferred Shareholders’ Meeting approve the conversion of all of the class “A” preferred shares issued by Vale at a ratio of 0.9342 common share to each class “A” preferred share, the same ratio applied in the voluntary conversion completed in August 2017 (“Conversion of the Remaining Shares”). Due to the approval of the Conversion of the Remaining Shares, the shareholders holding preferred shares dissenting from the resolution have the right to withdraw from the Company, pursuant to art. 137 of the Brazilian Corporation Law, which may be done by November 21th, 2017.

• On November 17th, 2017, Vale enters into a share purchase agreement with Yara International ASA for the sale of its wholly-owned subsidiary, Vale Cubatão Fertilizantes Ltda., which owns and operates the nitrogen and phosphate assets located in Cubatão, Brazil. The operation is completed on May 15th, 2018, and Vale and its subsidiaries receive US$ 255 million in cash.

• On November 27th, 2017, entities from the Logistics Corridor of Nacala (CLN) sign agreements for project finance in the total amount of US$ 2.730 billion. The transaction is closed in February 2018 and Vale receives project finance in March 2018. Vale receives US$ 2.6 billion in funds in payment for certain loans from shareholders to build the CLN, net of some commissions paid by CLN. The project finance is to be amortized in 14 years with the financial resources obtained from the fee charged by the CLN in relation to the provisions of coal transportation services and cargo services in general.

• On November 27th, 2017, dissenting shareholders who exercised their withdrawal rights receive the reimbursement amount and, as of said date, all shares issued by Vale under negotiation at B3 become common, with the exception of the twelve special class preferred shares held by the Federal Government.

• On the same date, November 27th, 2017, and as a result of the Conversion of the Remaining Shares, holders of American Depositary Shares representing class “A” preferred shares (“Preferred ADSs”) are entitled to receive American Depositary Shares representing common shares and Preferred ADSs are no longer traded on the NYSE.

• On December 18th, 2017, the company changes its headquarters to Torre Oscar Niemeyer, Praia de Botafogo, 186, salas_701 a_1901, in Botafogo, in the City of Rio de Janeiro, RJ.

• On December 21st, 2017, the following issues are approved in the Company’s Special Shareholders’ Meeting, among other issues (i) Vale’s proposal to migrate to the special listing segment of B3 S.A. - Brasil, Bolsa, “Novo Mercado”), and (ii) amendment to the Company’s Bylaws to reflect the conversion of all Class A preferred shares into common shares, as well as adjust them to the regulations of Novo Mercado in effect at the time of migration.

• As of December 22nd, 2017, the Company’s common shares are traded on the Novo Mercado. For further information, see item 15.7 of this Reference Form.

2018

• In January 2018, Vale completed the sale to The Mosaic Company (“Mosaic”). For further information, see item 15.7 of this Reference Form.

• In January 2018, Vale resumes the operations at its pelletizing plant Tubarão II.

• On March 20th, 2018, Project Finance for the Nacala Logistics Corridor (CLN) is complete and paid, and Vale receives US$ 2.6 billion as reimbursement for part of the shareholder loans granted for the construction of the CLN, net of some premiums and commissions paid, or to be paid, by CLN.

• On March 29th, 2018, a new shareholders’ compensation Policy is approved, effective as of the publication of the results for the first half of 2018, the contents of which are available on the CVM website (www.cvm.gov.br) and the Company’s (www.vale.com).

• On June 28, 2018, Vale completed the transactions with Wheaton Precious Metals Corp. (Wheaton) and Cobalt 27 Corp. (Cobalt 27) for the sale of a Stream in the aggregate aggregate of 75% cobalt, related to the cobalt byproduct of the Voisey’s Bay mine to be delivered from January 1, 2021, encompassing the ramp-down of the current mine operation of Voisey’s Bay and the future production of the Voisey’s Bay (VBME) underground expansion project. Under the terms disclosed on June 11, 2018, Vale received, on this date, US$ 390 million in Wheaton cash and US $ 300 million in Cobalt 27 cash, upon conclusion of the transaction.

• To achieve self-sufficiency of electricity in Brazil by 2030 and increase renewable energy sources, Vale signed a 20-year long-term energy supply contract, to be provided by the Folha Larga Sul wind farm, a project of 151,2 MW in Campo Formoso, Bahia, Brazil. This project is expected to commence commercial operation by the first half of 2020.

•On December 6th, 2018, Vale reaches a final agreement to acquire Ferrous Resources Limited (Ferrous), a company that currently owns and operates iron ore mines located in close proximity to Vale’s operations in Minas Gerais, Brazil. For further information, see item 15.7 of this Reference Form.

•On December 10th, 2018, Vale S.A. entered into a stock purchase agreement with Hankoe FIP to acquire New Steel Global N.V. and, indirectly, New Steel S.A. and Centro Tecnológico Soluções Sustentáveis S.A., companies that develop innovative iron ore beneficiation technologies, and have patents for dry concentration processes (Fines Dry Magnetic Separation - FDMS).For further information, see item 15.7 of this Reference Form.

2019

On January 25th, 2019, the failure of Dam I of the Córrego do Feijão Mine, which is part of Paraopebas Complex in the Southern System, located in Brumadinho, Minas Gerais, Brazil (“Brumadinho Dam”). For more information, see items 7.9 and 10.3 of this Reference Form.

• On January 27th, 2019, the Company’s Board of Directors resolves to suspend the Shareholders’ Compensation Policy and to suspend payment of variable compensation to executives, as a result of the rupture of Dam I of the Córrego do Feijão Mine.

• On February 27th, 2019, the rating agency Moody’s withdraws Vale’s “Investment Grade”.

Except for the provisions in item 7.5 with respect to the dam regulations, Vale clarifies that there are no sector or macroeconomic policy decisions that have materially affected the Company in the last fiscal year ended in December 31st, 2018 and up to the annual filing date of this Reference Form.

6.5 - Information on bankruptcy petitions based on material value or judicial or extrajudicial recovery

Not applicable. There are no bankruptcy petitions based on material values, or for judicial or extrajudicial recovery of the Company.

6.6 - Other relevant information

Sale of part of gold flows produced as by-products

On August 2nd, 2016, an agreement is entered into with Silver Wheaton (Caymans) Ltd. (Silver Wheaton) to sell additional 25% of the premium of payable gold flow contained in the copper concentrate produced at Salobo copper mine over the lifecycle of the mine. In the second amendment, the Company receives (i) an initial cash payment of R$ 2.568 billion (US$ 800 million) and (ii) one option value resulting from the reduction of the strike price from R$ 211.00 (US $ 65.00) to R$ 142.00 (US$ 43.75) on the 10 million warrants of SLW held by the Company since 2013 and maturing in 2023.

As a result, SLW held, on December 31st, 2018, 75% of the flow of payable gold contained in the copper concentrate of the Salobo mine and 70% of the gold mined as a by-product of the Sudbury nickel mines. Under the goldstream agreement, SLW received 282,879 ounces of gold in 2018.

Cobalt streaming transaction

In June 2018, the Company sold to Wheaton Precious Metals Corp. (Wheaton) and Cobalt 27 Capital Corp. (Cobalt 27) 75% of cobalt produced as a by-product at the Voisey’s Bay mine as of January 1, 2021, which encompasses the deceleration of existing mine production and production of the mine life of the underground mine expansion project.

The Company, on the other hand, received $ 690 million in cash from Wheaton and Cobalt 27 at the close of the transaction on June 28, 2018, and will receive additional payments of 20%, on average, of cobalt prices at the time of delivery.

Vale continues to be exposed to approximately 40% of Voisey’s Bay’s future cobalt production, through a 25% share of cobalt production and additional payments at the time of delivery. These transactions have allowed the development of the Voisey’s Bay underground mine extension project, which will extend the life of the Voisey’s Bay mine.

7. Issuer Activities

7.1 - Description of the main activities of the issuer and its controlled companies

Vale is one of the largest metals and mining companies in the world, based on market capitalization. Vale is the world’s largest producer of iron ore and iron ore pellets and the world’s largest producer of nickel. It also produces manganese ore, ferroalloys, metallurgical and thermal coal, copper, platinum group metals (“PGMs”), gold, silver, and cobalt. Vale is engaged in greenfield mineral exploration in 5 countries. Vale operates large logistics systems in Brazil and other regions of the world, including railroads, maritime terminals and ports, which are integrated with its mining operations. In addition, Vale has a distribution center for iron ore delivery support around the world. Directly and through affiliates and joint ventures, Vale also has investments in energy and steel businesses.

The Company’s corporate purpose is to (i) carry out the exploitation of mineral deposits in Brazil and abroad, through research, exploration, extraction, processing, industrialization, transportation, shipping and trade of mineral goods; (ii) build railways, operate and operate own or third-party rail traffic, (iii) construct and operate own or third-party maritime terminals, as well as operate navigation and port support activities; (iv) provide integrated cargo transportation logistics services, including pick-up, storage, transhipment, distribution and delivery in the context of a multimodal transportation system; (v) the production, processing, transport, industrialization and commercialization of any and all sources and forms of energy, including the production, generation, transmission, distribution and commercialization of our own products, derivatives and by-products; and (vi) the engagement, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of our corporate purposes, including research, industrialization, purchases and sales, importation and exportation, the development, industrialization and commercialization of forest resources and the provision of services of any kind whatsoever; and (vii) incorporate or hold interest in any other company, consortium or entity whose corporate purpose is directly or indirectly linked, accessory or instrumental to its corporate purpose.

For information on the incorporation of the Company, see item 6.3 of this Reference Form.

For information on the activities carried out by the Company and its subsidiaries and their markets, see items 7.2 and 7.3 below.

7.1-A. Indicate if the issuer is a government-controlled company:

a.         public interest that justified its creation

Not applicable, considering that Vale is a publicly-held company, not a government-controlled company.

It should be noted that Vale was founded by the Brazilian Federal Government (Brazilian Government) on June 1, 1942, through Decree-Law no. 4,352, and finally on January 11, 1943, by the Definite Meeting for the Constitution of Corporation Companhia Vale do Rio SA Doce S.A., in the form of a government-controlled company, with the purpose of exploiting, trading, transporting and exporting iron ore from Itabira mines, and exploring the traffic of the Vitória-Minas Railroad (EFVM), carrying iron ore and agricultural products from Vale do Rio Doce, in the Southeast region of Brazil, to the port of Vitória, located in the State of Espírito Santo. Despite being incorporated as a government-controlled company, Vale was privatized in 1997.

b.         performance of the issuer in compliance with public policies, including universalization goals, indicating:

(i)       the government programs implemented in the previous fiscal year, those determined for the current fiscal year, and those foreseen for the coming fiscal years, criteria adopted by the issuer to classify this action as being developed to meet the public interest indicated in letter “a”

Not applicable, considering that Vale is not a government-controlled company.

(ii)   regarding the public policies mentioned above, investments made, costs incurred and the origin of the resources involved — cash generation, transfer of funds and financing, including sources of funding and conditions

Not applicable, considering that Vale is not a government-controlled company.

(iii)    estimated impacts of the above mentioned public policies on the financial performance of the issuer or declaring that there was no analysis of the financial impact of the above mentioned public policies

Not applicable, considering that Vale is not a government-controlled company.c.

Process of price formation and rules applicable to the setting of tariffs

Not applicable, considering that Vale is not a government-controlled company.

7.2 - Information about operating segments

a. Products and services marketed in each operating segment

(i)                                     Ferrous Minerals - Consists in the extraction of iron ore and pellet production, as well as the northern, southern, southeastern and mid-western transport systems, including railways, ports, terminals and vessels, linked to mining operations. The exploitation of manganese ore and the production of ferroalloys are also included in this segment.

•                  Iron ore and iron ore pellets. Vale operates four systems in Brazil for the production and distribution of iron ore, which are known as Northern, Southeastern, Southern and Midwestern Systems. The North and Southeastern Systems are fully integrated and consist of mines, railways, maritime terminals and a port. The Southern System consists of three mining complexes and two maritime terminals. Vale also has iron ore pellet operations in several locations, some of which are conducted through joint ventures. On the date of this reference form, Vale has eleven pelletizing plants in Brazil (and the operations of two of these plants are currently suspended) and two in Oman. In 2018, Vale resumed operations at its pelletizing plants of Tubarão II (in January), São Luis and Tubarão I (in May). The operations of these plants were suspended since 2012 due to market conditions. Vale also has a 50% stake in Samarco Mineração S.A. (“Samarco”) and a 25% stake in two pelletizing companies in China. For information regarding the collapse of the Samarco dam, see items 4, 7.9 and 10.1 of this Reference Form.

•                                          Ferroalloys and Manganese Vale carries out its manganese ore operations through the holding company (Vale S.A) and through subsidiaries in Brazil, as well as produces various types of manganese ore ferroalloys through a wholly owned subsidiary in Brazil.

(ii)                                  Base metals - Consists in the production of non-ferrous minerals, including nickel operations (co-products and by-products) and copper.

•                                          Nickel. The main nickel mines and processing operations are conducted by Vale’s wholly-owned subsidiary, Vale Canada Limited (“Vale Canada”), with operations in Canada, Indonesia and New Caledonia. Vale also has nickel operations in Onça Puma, in the Brazilian State of Para. It also controls and operates nickel refineries in the United Kingdom, Japan and China, and has stakes in a nickel refinery in South Korea.

•                                          Copper. In Brazil, Vale produces copper concentrates in Sossego and Salobo, in Carajás, in the state of Pará. In Canada, Vale produces copper concentrates, copper anodes and copper cathodes in conjunction with its nickel mining operations at Sudbury and Voisey’s Bay.

•                                          Cobalt, PGM and other precious metals. Vale produces cobalt as a by-product of its nickel mining and processing operations and refines at its facilities in Port Colborne, Ontario, Canada. Vale started producing refined cobalt at its Long Harbor facility, in Newfoundland and Labrador in 2017. Vale also produces cobalt as a by-product of its nickel operations in New Caledonia. Vale produces platinum group metals (PGMs) as by-products of its nickel mining and processing operations in Canada. The PGMs are concentrated at its Port Colborne facilities. Vale produces gold and silver as by-products of its mining and nickel processing operations in Canada, and gold also as a byproduct of its copper mining in Sossego and Salobo, in Brazil.

(iii)                          Coal - Consists in coal mining and related logistics services. Vale’s coal operations are primarily conducted in Mozambique, through Vale Moçambique S.A. (“Vale Moçambique”), where Vale is ramping up its metallurgical and thermal coal operations. Vale also has a minority interest in a Chinese coal producer, Henan Longyu Energy Resources Co., Ltd.

b.              Revenue from the segment and its participation in the company’s net revenues

In R$ million	2018		2017		2016
Segment	Net Revenue	% total	Net Revenue	% total	Net Revenue	% total
Ferrous Minerals	102.842.000,00	76.47	80.291.000,00	73.98	69,929,000.00	73.89
Coal	6,025,000.00	4.48	5,003,000.00	4.61	2,882,000.00	3.05
Base metals	24,527,000.00	18.24	21,966,000.00	20.24	21,274,000.00	22.48
Others	1,089,000.00	0.81	1,272,000.00	1.17	548,000.00	0,58
Total Revenue	134,483,000.00	100.00	108,532,000.00	100.00	94,633,000.00	100.00

c.               Profit or loss resulting from the segment and its participation in the company’s net income

As of the fiscal year of 2016, the Company discontinued the presentation of net income (loss) per segment.

	2018		2017		2016
In R$ million	Profit	% total	Profit	% total	Profit	% total
Total Net Income (Loss)	25,657,000.00	100.00	17,627,000.00	100.00	13,311,000.00	100.00

7.3 - Information on products and services related to operating segments.

a.         Characteristics of the production process

b.         Characteristics of the distribution process

c.          Characteristics of the actuation markets, in particular:

i.             Competition conditions in the markets

ii.          Participation in each of the marketsd.

d.         Eventual seasonality

e.          Main inputs and raw materials, informing:

i.             Description of the relationships maintained with suppliers, including whether they are subject to control or regulation, indicating the institutions and applicable legislation

ii.          Possible dependence on a few suppliers

iii.       Possible volatility in their prices

1. Ferrous minerals

Vale’s ferrous mineral business includes iron ore exploration, pellet production, manganese ore exploration and ferroalloys production. Each of these activities is described below.

1.1                               Iron ore and pellets

1.1.1                     Iron ore operations.

The Vale carries out iron ore operations in Brazil, mainly through (a) Vale S.A., the parent company, (b) of its wholly-owned subsidiary, Mineração Corumbaense Reunida S.A. (“MCR”) and (c) of Vale’s subsidiary, the Minerações Brasileiras Reunidas S.A. (“MBR”). Vale’s mines, all open-air, and their associated operations are essentially concentrated in three systems: the Southeastern System, the Southern System and the Northern System, each with its own transport and shipping capacity. Vale also carries out mining operations in the Midwestern System and holds a 50% stake in Samarco. Samarco’s operations were suspended after the disruption in one of its Fundão tailings dams located in the state of Minas Gerais in November 2015. For information regarding the collapse of the Samarco dam, see items 4, 7.9 and 10 of this Reference Form. Vale carries out all iron ore operations in Brazil through concessions of the Brazilian Federal Government, which were granted for an indefinite period, subject to the useful life of the mines.

Company /
Mining		Description /
System	Location	History	Mineralization	Operations	Power source	Access / Transport
Vale

Northern System	Carajás, in the state of Pará

Divided between Serra Norte, Serra Sul and Serra Leste (North, South and East Areas). Since 1984, Vale carries out mining activities in Serra Norte, which is subdivided into three main areas (N4W, N4E and N5) and two main facilities beneficiation facilities. In 2014, Vale started a mine and processing plant in the Serra Leste. Vale’s operations in Serra Sul, where its S11D mine is located, began in 2016.

Hematite ore of high content (iron content of more than 65% on average).

Opencast mining operations. In Serra Norte, one of the main plants applies the process of processing natural moisture, consisting of crushing and sifting, and the other applies both the processes of natural and humid moisture treatment in different lines. The wet beneficiation process consists simply of sorting operations by size, including sifting, hydrocyclone, crushing and filtration. Production at this site consists of sinter feed, pellet feed and granulated ore. The process of

Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.

The iron ore is transported by the Carajás Railroad (“EFC”) to the Ponta da Madeira maritime terminal, in the state of Maranhão. The iron ore from Serra Leste is transported by trucks from the mine site to the EFC Railroad. The Serra Sul ore is transported through the new railroad branch with 101 kilometers of extension to the EFC railroad.

Company /
Mining		Description /
System	Location	History	Mineralization	Operations	Power source	Access / Transport
beneficiation to natural humidity in Serra Leste and Serra Sul consists of crushing and sifting. Serra Sul produces only sinter feed, while Serra Leste produces mainly sinter feed.

Southeastern System	Quadrangle Ferrífero, in the state of Minas Gerais

Three mining complexes: Itabira (two mines, with three main processing plants), central mines (two mines, with two main processing plants and one secondary plant) and Mariana (three mines, with two main processing plants).

Ore reserves have high itabirite ore indexes in relation to hematite ore. Itabirite ore has an iron content between 35% and 60%. Part of the ore is concentrated to reach the transport content and part is shipped and mixed in Asia with the high grade ore from our Northern System.

Opencast mining operations. We usually process the run of mine ("ROM") through standard crushing, followed by the classification and concentration phases, producing sinter feed, granulated ore and pellet feed at the beneficiation plants located next to the mining complexes. For information on paralyzed operations, see item 7.9 of this Reference Form.

					Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	The Vitória-Minas Railroad ("EFVM") connects these mines to the port of Tubarão.

Southern System	Quadrangle Ferrífero, in the state of Minas Gerais

Three mining complexes: Minas Itabirito (four mines and three main processing plants), Vargem Grande (three mines and two main processing plants) and Paraopeba (five mines and two beneficiation plants).

Ore reserves have high itabirite ore indexes in relation to hematite ore. Itabirite ore has an iron content between 35% and 60%. Part of the ore is concentrated to reach the transport content and part is shipped and mixed in Asia with the high ore of the Northern System.

Opencast mining operations. We usually process the ROM through standard crushing, followed by the classification and concentration phases, producing sinter feed, granulated ore and pellet feed at the beneficiation plants located next to the mining complexes. For information on paralyzed operations, see item 7.9 of this Reference Form.

Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.

MRS, carries the iron ore products from Vale’s minesto the maritime terminals of Guaíba Island and Itaguaí, in the state of Rio de Janeiro. The EFVM railroad connects certain mines to the port of Tubarão.

Mid-Western System	State of Mato Grosso do Sul	Two mines and two plants located in the city of Corumbá.	Hematite ore, which generates predominantly granulated ore. Iron content of 62% on average.	Opencast mining operations. The process of beneficiation for the operation of the mine consists of standard crushing and grading phases, producing granulates and sinter feed.	Supplied through the National power grid. Acquired by means of contracts for the purchase and sale of energy or local electricity concessionaires.	Transported by means of barges that travel through the Paraguay River to the ports in Argentina, going to the European and Asian markets from there or delivered to customers in Corumbá.

1.1.2 Production of iron ore

The following table presents information about Vale’s iron ore production.

		Production in the year ended December 31 (1)			Process Recovery Rate
		2016	2017	2018	in 2018 (2)
Mine / Plant	Type	(Million metric tons)			(%)
Southeastern System
Itabira	Open-pit	33.4	37.8	41.7	50
Minas Centrais	Open-pit	40.9	37.6	36.0	64
Mariana	Open-pit	28.4	33.1	26.7	81
Total Southeastern System		102.7	108.6	104.4
Southern System
Minas Itabirito	Open-pit	40.1	36.8	35.5	82
Vargem Grande	Open-pit	29.2	23.3	21.4	68
Paraopeba	Open-pit	26.4	26.3	27.3	98
Total Southern System		95.7	86.4	84.1
Mid-Western System
Corumbá	Open-pit	1.9	2.4	2.45	72.3
Urucum	Open-pit	0.4	0.4	0.0
Mid-Western System		2.3	2.4	2.45
Northern System
Serra Norte	Open-pit	143.6	142.7	131.5	95
Serra Leste	Open-pit	4,2	4.3	4.1	100
Serra Sul	Open-pit	0.4	22.2	58.0	100
Total		348.8	366.5	384.6

(1)         Production numbers Include third-party ore purchases

(2)         Percentage of run-of-mine recovered in the beneficiation process. Process recovery values do not include third-party ore purchases.

1.1.3 operations of iron ore pellets

Vale produces iron ore pellets in Brazil and Oman, directly and through joint ventures, as shown in the table below. Vale also has a 25% interest in two iron ore pelletizing plants in China, YPM Pellet Co., Ltd. (“Zhuhai YPM”) and Anyang Yu Vale Yongtong Pellet Co., Ltd.(“Anyang”). Vale’s total estimated capacity is 64.7 million tons annually (“Mtpa”), including the full capacity of its pelletizing plants in Oman, but not including its joint ventures Samarco, Zhuhai YPM and Anyang. Vale has supplied all of the iron ore needs of its wholly-owned pelletizing plants and part of Zhuhai YPM’s iron ore needs. In 2018, Vale sold 102,000 metric tons of pellet production (pellet feed) for Zhuhai YPM.

		Nominal
Company /		capacity			Vale’s stake
Plant	Description / History	(Mtpa)	Power source	Other Information.	(%)	Partners
Brazil

Vale

Tubarão (state of Espírito Santo)	Three wholly-owned pelletizing plants (Tubarão I, II and VIII) and five leased plants (Itabrasco, Hispanobras, Kobrasco and two Nibrasco plants. These plants receive iron ore mainly from Vale’s mines of the Southeastern System, being the distribution made through Vale’s logistics infrastructure.	36.7 (1)	Supplied through the National power grid. Produced directly by Vale or acquired by means of energy purchase contracts.	Operations at the Tubarão I and Tubarão II pelletizing plants started in the first half of 2018 in response to market conditions. The operations of these plants were suspended since 2012.	100.0	—

Fábrica (state of Minas Gerais)	Part of the Southern System. It receives iron ore from the mining complex of Minas Itabirito, specifically from the mines of João Pereira and Segredo. Production is mostly transported by MRS and EFVM.	4.5	Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	Operations at the Fábrica plant have been suspended since February 2019, following a determination of the ANM. For information on the paralyzed operations, see item 7.9 of this Reference Form.	100.0	—

Vargem Grande (State of Minas Gerais)	Part of the Southern System. It receives iron ore from the mine complex of Minas Itabirito and Vargem Grande, specifically from the mines of Sapecado, Galinheiro, Capitão do Mato and Tamanduá. Production is mostly transported by MRS.	7.0	Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	Operations at the Vargem Grande plant have been suspended since February 2019, following a determination of the ANM. For information on the paralyzed operations, see item 7.9 of this Reference Form.	100.0	—

São Luís (State of Maranhão)	Part of the North System. It Receives iron ore from the mines of Carajás. The production is sent to customers through the Ponta da Madeira maritime terminal.	7.5	Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	The operations at the São Luís plant were restarted in the second half of 2018 in response to market conditions. The operations at this plant had been suspended since 2012.	100.0	—

Oman Vale Oman Pelletizing Company LLC	Vale industrial complex. Two pelletizing plants with a nominal total capacity of 9.0 Mtpa. Pelletizing plants are integrated into Vale's distribution center, with a nominal capacity of 40.0 Mtpa.	9.0	Supplied through the National power grid.	Oman's mills are supplied by the iron ore of the Iron Quadrangle in the state of Minas Gerais, through the port of Tubarão and the iron ore of Carajás through the Ponta da Madeira maritime terminal.	70.0	Oman Oil Company S.A.O.C.

(1)                                 Vale’s environmental operational licenses for Tubarão pelletizing plants predict a capacity of 36.2 Mtpa.

1.1.4 Pellet Production

The following table provides information on Vale’s main production of iron ore pellets.

	Years ended December 31,
	2016	2017	2018
Company	(Million metric tons)
Vale (1)	46.2	50.3	55.3
Total Production	46.2	50.3	55.3

(1)         The figure indicates actual production, including the full production of Vale’s pelletizing plants in Oman and the five pelletizing plants leased in Brazil. The operational lease agreement of the pelletizing plants of Itabrasco, Nibrasco and Hispanobras is valid until 2019, while the operational lease of the pelletizing plant of Kobrasco is valid until in 2033.

1.1.5 Customers, sales and marketing

Vale supplies all its iron ore and iron ore pellets to the steel industry. The existing and expected levels of demand for steel products affect the demand for their iron ore and pellets. The demand for steel products is influenced by several factors, such as global industrial production, construction and infrastructure spending. For more information on pricing and demand, see item 10.2 of this Reference Form.

In 2018, China accounted for 56% of Vale’s shipments of iron ore and pellets, and Asia, as a whole, accounted for 70%, while Europe accounted for 22%, followed by Brazil, with 8%. Vale’s ten largest customers together acquired 146 million metric tons of iron ore and pellets from its production, accounting for 40% of Vale’s sales volume of iron ore and pellets in 2018 and 39% of Vale’s total revenues of iron ore and pellets. In 2018, no customer individually accounted for more than 7% of Vale’s iron ore and pellet shipments.

Production of pellets in 2018, 54% were blast furnace pellets and 46% were direct reduction pellets. The blast furnace and direct reduction are different technologies employed by steel mills to produce steels, each using different types of pellets. In 2018, the Asian (mainly Japan), European and Brazilian markets were the main markets for Vale blast furnace pellets, while the Middle East and North America were the main markets for the Company’s direct reduction pellets.

Vale invests in customer service in order to improve its competitiveness. Vale works together with its customers to understand its main objectives and to provide them with iron ore solutions that meet their specific needs. Through its experience in mining, agglomeration and iron manufacturing processes, Vale seeks technical solutions that enable a balance between the best use of its world-class mining assets and the satisfaction of its customers. Vale believes that its ability to provide customers with a complete iron ore solution and the quality of their products are extremely important advantages that help them improve their competitiveness over competitors who may be in a more convenient geographic location. In addition to providing technical assistance to its customers, Vale has offices in St. Prex (Switzerland), Tokyo (Japan), Singapore, Dubai (United Arab Emirates) and Shanghai (China), which aid in sales made by Vale International and an office in Brazil that helps sales in South America. These offices also allow us to maintain closer contact with Vale’s customers, monitor their needs and the performance of their contracts, and ensure that Vale’s customers receive the products in a timely manner.

Vale sells iron ore and pellets through various agreements, including long-term contracts with customers, and in spot, through public offerings and trading platforms. Vale’s pricing is generally linked to market price indexes and uses a variety of mechanisms, including spot prices and current average prices during certain periods. In cases where the products are priced before the final price is determinable at the time of delivery, we recognize the sale based on a provisional price with a subsequent adjustment to reflect the final price.

In 2018, Vale protected part of its total exposure to fuel oil (bunker oil) prices for its own fleet and long-term chartering contracts related to its CFR — Cost and Freight (“CFR”) and FOB-Free on Board (“FOB”) sales. International and domestic sales. The 2018 hedge program was settled in 2018.

1.1.6 Competition

The global market for iron ore and pellets is extremely competitive. The main factors that affect competition are price, quality and variety of products offered, reliability, operating costs and transportation costs.

•                  Asia - Vale’s main competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton PLC (“BHP Billiton”), Rio Tinto Ltd. (“Rio Tinto”) and Fortescue Metals Group Ltd. (“FMG” ). Vale is competitive in the Asian market for two reasons. Firstly, steelmakers generally seek to obtain types (or mixtures) of iron ore and pellets which enable them to generate the desired end product in the most economical and efficient manner. Vale’s iron ore has low levels of impurities and other properties that usually result in lower processing costs. For example, in addition to its high content, the alumina content of its iron ore is very low compared to that of Australian ores, reducing coke consumption and increasing productivity in blast furnaces, which is especially important during periods of great Demand. When the market demand is very intense, Vale’s quality differential usually stands out among its customers. Secondly, steel mills often develop sales relations based on the reliable supply of a specific mixture of iron ore and pellets.

The ownership and operation of Northern and Southeastern Systems’ logistics facilities helps the Company to ensure that its products are delivered on time and at a relatively low cost. The Company has long-term charter contracts to ensure transportation capacity and to increase the supply capacity of its products in the Asian market at competitive prices under the CFR regime, despite the higher transport costs compared to those of Australian producers. To support the Company’s iron ore business strategy, Vale operates two distribution centers, one in Malaysia and one in Oman, and has long-term contracts with sixteen ports in China, which also work as distribution centers.

In 2015, Vale launched Brazilian Blend Fines (“BRBF”), a high quality product resulting from the blend of Carajás fines, which contain a higher concentration of iron and a low concentration of silica in the ore, with fines from Southern and Southeastern systems, which contain a lower concentration of iron in the ore. In August 2018, Metal Bulletin launched a new index, the low alumina content of 62% Fe, based on Vale’s BRBF. During the remainder of 2018, the low alumina content of 62% Fe was negotiated with a prize of US$ 4.50 per DMT on the 62% Fe index. The resulting mixture provides strong performance in any type of sintering operation. It is produced at Vale’s Teluk Rubiah Maritime Terminal in Malaysia and at sixteen distribution centers in China, which reduces time to reach Asian markets and increases its distribution capillarity through the use of smaller vessels.

•                  Europe - Vale’s main competitors in the European market are Luossavaara Kiirunavaara AB (“LKAB”), ArcelorMittal Mines Canada Inc., Iron Ore Company of Canada (“IOC”), a subsidiary of Rio Tinto, Kumba Iron Ore Limited , and Société Nationale Industrielle et Minière (“SNIM”). Vale is competitive in the European market for the same reasons that it is competitive in Asia, but also because of the proximity of its port facilities to European customers.

•                  Brazil - The Brazilian iron ore market is also competitive and includes several small iron ore producers. Some steelmakers, such as Gerdau S.A. (“Gerdau”), Companhia Siderúrgica Nacional (“CSN”), Vallourec Tubos do Brasil S.A., Usiminas and ArcelorMittal also have iron ore operations. Although price has relevance, quality and reliability are also important competitive factors. Vale believes that its integrated transportation systems, its high quality ore and its technical services make Vale a strong competitor in the Brazilian market.

In the pellet segment, Vale’s main competitors are LKAB, Iron Ore Company of Canada (IOC), Ferrexpo Plc, ArcelorMittal Mines Canada (formerly Quebec Cartier Mining Co.), and Bahrain Stell (former Gulf Industrial Investment Co.).

1.2 Manganese and ferroalloys

1.2.1 Operations and production of manganese ore

Vale carries out its manganese mining operations in Brazil through Vale S.A. and its wholly-owned subsidiaries Vale Manganês S.A. (“Vale Manganês”) and MCR. The operations are carried out in Brazil through concessions of the Brazilian Federal Government for an indefinite period. Its mines produce: metallurgical ore, used mainly in the production of manganese ferroalloys; raw material to produce carbon steel and stainless steel.

Mining			Description /				Access /
Complex	Company	Location	History	Mineralization	Operations	Power source	Transport

Azul (Blue)	Vale S.A.	Pará	Open-pit mining operations and local beneficiation plants.	Oxide ores of high and medium content (content from 24 to 46% of manganese).	Phases of crushing, debugging and grading, producing	Supplied through the National power grid. Produced directly by Vale or	The manganese ore is transported by truck and by the railway EFC

					granules and fines.	acquired by means of contracts for the purchase and sale of energy.	to the Ponta da Madeira maritime terminal.

Morro da Mina	Vale Manganês	Minas Gerais	Open-pit mining operations and concentration plant.	Medium and low content silico-carbonate ores (average content of 30% manganese).	DMS/HMS process of separation in dense medium-heavy, crushing and sifting, producing granulates for the Ferroalloy mills of Barbacena and Ouro Preto.	Supplied through the National power grid. Acquired from local electricity utilities.	The manganese ore is transported by truck to the Ferroalloy mills of Barbacena and Ouro Preto.

Urucum	MCR	Mato Grosso do Sul	Underground mining operations and local processing plants.	High and medium oxide ores (average content of 46% manganese).	Phases of crushing, debugging and grading, producing granules and fines.	Supplied through the National power grid. Acquired through energy purchase agreements.	The manganese ore is transported by barges that travel in the Paraguay and Paraná rivers until the transshipment in the port of Nueva Palmira in Uruguay.

The following table presents information on Vale’s manganese ore production, obtained after the process of mass beneficiation and recovery.

		Production in the year ended December 31 of			Process Recovery in
		2016	2017	2018	2018
Mine	Type	(Million metric tons)			(%)
Azul (Blue)	Open-pit	1.7	1.4	1.40	43
Morro da Mina(1)	Open-pit	0.0	0.1	0.17	82
Urucum	Underground	0.7	0.7	0.71	79
Total		2.4	0.1	2.28

(1) Percentage of run-of-mine recovered in the beneficiary process.

1.2.2 Operations and production of manganese ferroalloys

Vale carries out its manganese ferroalloy business through its wholly-owned subsidiary Vale Manganês. The production of manganese ferroalloys consumes significant amounts of electricity, which is fueled by means of energy purchase contracts. For information about the risks associated with potential power supply issues, see item 4.1 of this reference form.

Vale produces various types of manganese ferroalloys, such as high and medium carbon manganese and ferro-silico-manganese alloys.

Plants	Location	Description / History	Nominal capacity	Power source
Mills of Minas Gerais	Cities of Barbacena and Ouro Preto	Barbacena has six furnaces, two refining furnaces and a briquetting plant. Ouro Preto has three ovens, which are not currently in operation due to market conditions.

Barbacena: 66,000 tonnes per year (54,000 tonnes per year of ferro-silicon manganese and 12,000 tonnes per year of iron-manganese medium carbon). Ouro Preto: 64,000 tons per year of ferro-silicon manganese.

Supplied through the National power grid. Acquired from Furnas - Centrais Elétricas S.A. or by means of energy purchase agreements.

Bahia Power Plant	City of Simões Filho	Four furnaces, two converters and a sintering plant.

135,000 tons per year (42,000 tons per year of ferro-silicon manganese and 93,000 tons per year of high carbon ferro-manganese). The plant has the ability to refine up to 40,000 tonnes per year of iron-manganese high carbon, for the production of ferro-manganese alloy medium carbon, according to market demand.

Supplied through the National power grid. Acquired from São Francisco Hydroelectric Company (CHESF) or through energy purchase agreements.

The following table presents information on Vale's manganese ferroalloy production.

	Production for the year ended December 31,(1)
Plants	2016	2017	2018
	(thousand metric tons)
Barbacena	48	58	55
Ouro Preto	—		10
Simões Filho	77	88	103
Total	124	146	168

(1)         The production numbers reflect the hot metal (hot metal) that is processed by a crushing and sifting installation. The average mass recovery in this process is 85%.

1.2.3 Manganese ore and Ferroalloys: Sales and competition

The manganese ore and ferroalloys markets are highly competitive. The competition in the manganese ore market occurs in two segments. Medium- and high-grade manganese ore competes in global transoceanic bases, while low-grade ore competes regionally. For some manganese ferroalloys, especially ferromanganese, medium to low manganese ores can be used in the production of silicomanganese. The main suppliers of high-grade ores are located in South Africa, Gabon, Australia and Brazil. The main producers of low-grade ores are located in Ukraine, China, South Africa, Ghana, Kazakhstan, India and Mexico.

Vale competes in the transoceanic market with high and medium ore from the Azul and Urucum mines, where it benefits from extensive synergies with its iron ore operations, from the mines to the rail, port and naval operations. Its main competitors in this segment are South32 (Australia and South Africa) and Eramet (Gabon). The company’s low-level ores, especially the Morro da Mina, are consumed internally in their ferroalloys foundries.

The manganese ferroalloy market is characterized by a large number of participants competing primarily on the basis of price. The company’s competitors are mainly located in countries producing manganese ore or carbon steel. Incoming potentials in the market may provide the following substitutes for manganese Ferroalloys: (i) silicon or chromium ferroalloys (which may occasionally change their furnaces to manganese), and (ii) electrolytic manganese. Competitors can be integrated foundries like Vale, which supply manganese ore from their own mines, or non-integrated foundries. The main competitive factors of this market are the costs of manganese ore, electricity, logistics and reducers, such as coke, coal and charcoal. Vale competes with independent and integrated producers.

Concentrating mainly on Brazilian, North American and South American Steel customers, the company’s ferroalloys operations also benefit from synergies with its sales, commercialization, acquisition and logistics activities of Iron ore. Vale purchases its energy and coke supplies at reasonable market prices, both in medium and long-term contracts. The competitors in the Brazilian market are about a dozen smelters with a capacity of 5.0 to 90 thousand metric tons per year, most of them non-integrated and some of them being customers of the Company’s manganese ores. Vale has a differential compared to them in the production of higher-level manganese ferroalloys.

2. Base metals

2.1 Nickel

2.1.1 Operations

Vale carries out its nickel operations mainly through its wholly-owned subsidiary Vale Canada, which operates two nickel production systems, one in the North Atlantic region and another in the Asia-Pacific region. Vale also produces copper as a co-product in its nickel operations in Canada and, through Vale S.A. operates a third nickel production system, the Onça Puma, in the South Atlantic region. Its nickel operations are shown in the table below.

Mining System / Company	Location	Description / History	Operations	Mining title	Power source	Access / Transport
North Atlantic

Vale Canada	Canada - Sudbury, Ontario

Integrated mining, grinding, melting (smelting) and refining operations to transform refined nickel ore, with a nominal capacity of 66,000 metric tons of refined nickel per year and additional nickel oxide feed to the refinery in the country of Wales. The mining operations in Sudbury began in 1885. Vale acquired Sudbury operations in 2006.

Nickel. Mainly underground mining operations with nickel sulfides ore bodies that also contain some amount of copper, cobalt, PGMs, gold and silver. External feeds are also processed from third parties and from Vale operations at Thompson. Vale plans to interrupt the processing of feed from Voisey’s Bay in Sudbury after the year 2017. In addition to producing finished nickel in Sudbury, Vale sends an intermediate nickel oxide product to its nickel refinery in Wales for final product processing. In 2018, as part of Vale’s efforts to reduce emissions of sulphur dioxide and other atmospheric emissions, in order to meet regulatory changes in Ontario and Manitoba, and to rationalize their smelting and refining assets throughout Canada, Vale Modified its processes to capture SO2 emissions from converters as the main milestone of the emission reduction project.

Copper. Vale produces two intermediate copper products: copper concentrate and copper matte and also produces a finished copper product, electrolytic copper cathodes. In September 2017, Vale migrated to a single flash furnace in Sudbury, and as a result, it ceased production of copper anode, leading to increased production of copper

				Mining rights titrated without expiry date; mining leases expiring between 2018 and 2038; and occupation mining licenses with an undefined expiry date(1).	Provided by Ontario’s provincial power grid and produced directly by Vale through hydrogeneration.

Located on Trans-Canada Highway and between two major railways that cross the Sudbury area. The finished products are delivered to the North American market by truck. For overseas customers, the products are loaded into containers and travel intermodal (truck/train/cargo ship) through the ports of the east coast and west of Canada.

Mining System / Company	Location	Description / History	Operations	Mining title	Power source	Access / Transport
concentrate and copper matte.

Vale Canada	Canada - Thompson, Manitoba

Mining and grinding operations, melting (smelting) to process ore in refined nickel concentrate. Vale plans to phase out smelting and refining activities at Thompson during 2018. Mineralization at Thompson was discovered in 1956 and operations were acquired in 2006.

Nickel. Mainly underground mining operations with bodies of sulphide nickel ore which also contain some amount of copper and cobalt. In 2017, Vale permanently deactivated one of the two furnaces in Thompson and the other was deactivated in 2018, permanently disabling smelting and refining operations. At the end of 2017, the company had terminated the processing of the feed of Voisey’s Bay in Thompson, and since the second half of 2018, Vale began sending most of Thompson’s nickel concentrate to be refined in Sudbury.

				Government-issued leases win between 2020 and 2025; Mineral leases expire at 2034.	Provided by Manitoba provincial utility company.	Intermediate concentrates are delivered in Ontario.

Vale Newfoundland & Labrador Limited	Canada - Voisey’s Bay and Long Harbor Newfoundland & Labrador

Integrated opencast mining and grinding operation at Voisey’s Bay, producing copper and nickel concentrates with refined nickel concentrate at Long Harbor producing finished metal products with a nominal capacity of approximately 50,000 metric tons of refined nickel per year after ramp-up.. Voisey’s Bay operations began in 2005 and were purchased by Vale in 2006.

It comprises the open pit mine of Ovoid, and the deposits for underground operations at a later stage. Vale extracts bodies of nickel sulfide ore, which also contain copper and cobalt. Long Harbour facilities continued to ramp-up at 2018, while processing the feed from Voisey’s Bay concentrates exclusively. Copper concentrate from the open pit mine is sold directly to the market.

				The mineral lease expired in 2027, with the right to subsequent renewals, always for periods of ten years.	The power at Voisey’s Bay is 100% supplied by Vale’s diesel generators. Power at the Long Harbor refinery is provided by the provincial utility company of Newfoundland and Labrador.	Nickel and copper concentrates are transported to the port by truck and sent by solid bulk vessels to overseas markets or to Vale’s operations at Long Harbor for further refining.

Vale Europe Limited	United Kingdom — Clydach, Wales	Autonomous nickel Refinery (refined nickel producer), with nominal capacity of 40000 metric tons per year. The Clydach refinery began operations in 1902 and was acquired by Vale in 2006.	It processes an intermediate nickel product, nickel oxide, provided by the operations of the Sudbury Valley and Matsuzaka to produce finished nickel in the form of powders and pellets.	—	Supplied through the National power grid.

Carried to the final customer in the UK and continental Europe by truck. Products for overseas customers are transported by truck to the ports of Southampton and Liverpool and shipped by ocean containers.

Asia-Pacific

PT Indonesia Valley Tbk (“PTVI”)	Indonesia - Sorowako, Sulawesi

Open pit mining area and its processing plant (producer of nickel Matte, an intermediate product), with nominal capacity of approximately 80,000 metric tons of nickel in matte per year. PTVI shares are traded on the Indonesian Stock Exchange. Vale indirectly owns 59.28% of the

PTVI extracts nickel ore from lateritic and produces matte nickel, which is sent mainly to Vale’s nickel refinery in Japan. Under the guaranteed sales contracts during the life of the mine, PTVI sells 80% of its production to the wholly-

				Contract of employment due in 2025, entitled to two consecutive extensions of ten years, in the form of a work permit, subject	Produced mainly by the low cost hydroelectric plants of PTVI in the Larona River (there are	Transported by truck for approximately 55 km to the river port in Malili, and loaded on barges to load general cargo ships for shipping.

Mining System / Company	Location	Description / History	Operations	Mining title	Power source	Access / Transport

capital stock of PTVI and Sumitomo Metal Mining Co., Ltd. (“Sumitomo”) 20.09%, Sumitomo Corporation 0.14% and the public holds 20.49% (2). PTVI was founded in 1968, started trading in 1978, was listed on the Indonesian stock exchange in 1990 and was acquired by Vale in 2006.

			owned subsidiary Vale Canada and 20% to Sumitomo.	to the approval of the Indonesian government. (2)	currently three units). PTVI has thermal generators to complement its hydroelectric power supply with an energy source that is not subject to hydrological factors.

Vale Nouvelle- Calédonie S.A.S (“VNC”)	New Caledonia - Southern Province

Mining and processing operations (producing nickel oxide, nickel hydroxide and cobalt carbonate). VNC’s shares are held by Vale (95%), while the remaining 5% are held by Société de Participation Minière du Sud Caledonien S.A.S (“SPMSC”). SPMSC is required to increase its stake in VNC to 10% within two years from the start of commercial production. (2)

The continued ramp-up of Vale’s nickel operation in New Caledonia is expected to continue in the coming years. VNC uses a high-pressure acid leaching process to treat saprolytic laterite and limonite lateritic ores. As part of the ramp-up, VNC is conducting an analysis of the capacity of the different units of the plant to identify and eliminate bottlenecks. Vale expects to continue ramp up of VNC in the next five to six years to achieve a nominal production capacity of 57,000 metric tons per year of nickel contained in nickel oxide, which will be subsequently processed at Vale's refineries in Asia, in the form of hydroxide coke (IPNM) and cobalt in the form of carbonate.

				Mining concessions expiring between 2022 and 2051. (3)	Supplied through the national electricity grid and by independent producers.	The products are loaded in containers and transported by truck for approximately 4 km to the port of Prony and shipped in ocean container.

Vale Japan Limited	Japan- Matsuzaka	Autonomous nickel refinery (producer of intermediate and finished nickel with a nominal capacity of 60,000 metric tons per year. Vale holds 87.2% of the shares and Sumitomo holds the remaining shares. The refinery was built in 1965 and acquired by Vale in 2006.	It produces intermediate products for further processing at refineries in Asia and the United Kingdom of Vale, and the finished nickel products using nickel matte supplied by PTVI.	—	Supplied through the National power grid. Acquired from regional public service companies.

The products are transported by truck on public highways to customers in Japan. For overseas customers, the products are loaded in containers at the plant and shipped from the ports of Yokkaichi and Nagoya.

Vale Taiwan Limited	Taiwan - Kaoshiung	Autonomous nickel refinery (refined nickel producer), with a nominal capacity of 18,000 metric tons per year. The refinery started production in 1983 and was acquired by Vale in 2006.	It produced finished nickel for the stainless steel sector, mainly using intermediate products from Vale’s operations in Matsuzaka and New Caledonia. Vale suspended operations at this mill in 2019 due to market conditions and it is currently in care and maintenance.	—	Supplied through the National power grid. Acquired from regional public service companies.	Transported by truck on public highways to customers in Taiwan. For overseas customers, the products are loaded into containers at the mill and shipped through Kaoshiung port.

Mining System / Company	Location	Description / History	Operations	Mining title	Power source	Access / Transport
Vale Nickel (Dalian) Co. Ltd Ltd	China - Dalian, Liaoning	Autonomous nickel refinery (finished nickel producer), with a nominal capacity of 32,000 metric tons per year. Vale owns 98.3% of the equity interest and Ningbo Sunhu Chemical Products Co., Ltd. owns the remaining 1.7%. The refinery started production in 2008.	It produces finished nickel for the stainless steel sector, using intermediary products from Vale’s operations in Matsuzaka and New Caledonia.	—	Supplied through the National power grid. Acquired from regional public service companies.	The product transported by truck on public roads and by rail lines to customers in China. It is also supplied in containers for the exterior and some domestic customers.

South Atlantic

Vale/Onça Puma	Brazil - Ourilândia do Norte, Pará	Mining operation, smelting, producing high quality iron-nickel for application in stainless steel industry.

The Onça Puma mine was built to recover nickel from the saprolite ore deposit. The operation produces iron-nickel through the process of rotary electric furnace. Vale is currently operating with a single electric furnace line and two rotor and rotary kiln lines, with a nominal capacity estimated at 27,000 metric tons per year. Vale will evaluate opportunities to restart second-line operations in view of market conditions and associated business conditions. Operations at Onça Puma mine have been suspended since September 2017 due to public interest civil actions. For further information, see items 4.3 to 4.7 of this Reference Form.

				Mining concession for an indefinite period.	Supplied through the National power grid. Produced directly by Vale or acquired by means of contracts for the purchase and sale of energy.	The iron-nickel is transported by truck to the maritime terminal of Vila do Conde, in the Brazilian state of Pará, and exported in ocean containers.

(1)    Vale has submitted requests for renewal of leases in Sudbury in 2017 and 2018 and the approval process is progress. All conditions required for renewal have been fulfilled. This process usually takes several years, and Vale can continue to operate while the approval process is in progress.

(2)    The employment contract between PTVI and the Indonesian government will expire in 2025, after which PTVI will continue to operate in the form of a 10-year business license, provided certain obligations are met (and PTVI may request a 10-year extension , provided it complies with the predefined requirements). The employment contract also predicts that PTVI agrees to divest another 20% of its shares to Indonesian participants within five years of issuing a regulation dated October 2014 (approximately 20% of PTVI shares are already publicly traded and listed on the Indonesian Stock Exchange).

(3)    VNC requested renewal of some concessions scheduled to expire before 2018. All conditions required for renewal have been fulfilled. This process usually takes several years, and Vale can continue to operate while the approval process is in progress.

2.1.2 Production

The following table shows Vale’s annual production per mine in operation (or grouped for the case of the Sulawesi operation areas operated by PTVI in Indonesia) and the average content of ore contained in nickel and copper. Mine production in Sulawesi represents the product from the PTVI screening station for the PTVI processing unit and does not include losses of nickel derived from drying and melting (smelting). For Vale’s operations in Sudbury, Thompson and Voisey’s Bay, production and average content represents the product shipped to the respective processing plants of these operations and does not include adjustments related to beneficiation, smelting or refining. For the operation of Vale de Onça Puma in Brazil and the operation of VNC in New Caledonia, the production and the average content represent the local production (in situ) of ore and do not include losses during processing.

	2016 (1)			2017 (1)			2018 (1)
		Grade			Grade			Grade
	Production	Copper	Nickel	Production	Copper	Nickel	Production	Copper	Nickel
Mines in operation in Ontario
Copper Cliff North	979	1.44	1.26	814	1.40	1.30	746	1.30	1.29
Creighton	832	2.17	2.76	595	2.91	3.17	608	2.77	2.55
Stobie	1.373	0.57	0.64	448	0.53	0.62	—	—	—
Garson	711	1.34	1.91	635	1.48	1.93	655	1.35	2.00
Coleman	1.209	3.76	1.47	1.007	3.76	1.53	618	3.31	1.40
Ellen	75	0.42	0.88	—	—	—
Totten	671	1.86	1.43	710	1.90	1.33	710	2.02	1.39
Total operations in Ontario	5.850	1.84	1.47	4.210	2.18	1.65	3.337	2.10	1.70
Mines in operation in Manitoba
Thompson	1,140	—	1.97	1.229	—	1.94	1,034	—	2.05
Birchtree	503	—	1.36	329	—	1.30		—
Total operations in Manitoba	1.643	—	1.78	1.557	—	1.81	1,034	—
Mines in operation at Voisey’s Bay									2.05
Ovoid	2.392	1.44	2.62	2.378	1.44	2.56	1.895	1.32	2.37
Mining areas in operation in Sulawesi
Sorowako	4.708	—	1.93	4.569	—	1.89	4,469	—	1.90
Mines in operation in New Caledonia
VNC	2.919	—	1.53	3.030	—	1.47	2.620	—	1.46
Investments made in Brazil
Onça Puma	1.710	—	2.04	964	—	2.05	—	—	—

(1)         Production is expressed in thousands of metric tons. The grade is in percentage of copper or nickel, respectively.

(2)         Mining activities in Onça Puma have been suspended since September 2017, as a result of an injunction granted in a public interest civil action.

The following table provides information on the Company’s nickel production, including: refined nickel in its facilities and intermediate products for sale. The data below are presented on the basis of contained nickel ore.

		Finished production by ore source for the year ended December 31,
Mine	Type	2016	2017	2018
		(one thousand metric tons with nickel contained)
Sudbury	Underground	80.4	61.9	50.6
Thompson	Underground	26.5	23.0	14.8
Voisey’s Bay (1)	Open-pit	49.0	51.8	38.7
Sorowako (2)	Open-pit	81.1	73.1	72.1
Onça Puma	Open-pit	24.1	24.7	22.9
New Caledonia (3)	Open-pit	34.3	40.3	32.5
External (4)	—	15.6	13.1	13.1
Total (5)		311.0	288.2	244.6

(1)                                 Includes finished nickel produced at Long Harbour and at Sudbury and Thompson.

(2)                                 These numbers were not adjusted to reflect the company’s participation. The Company holds a 59.27% interest in PTVI, which owns the Sorowako mines.

(3)                                 These numbers were not adjusted to reflect the company’s participation. The Company has a 95.0% stake in VNC.

(4)                                 Finished nickel processed at the Company’s facilities using resources acquired from third parties.

(5)                                 These numbers do not include processing of feeds (tolling of feeds) to third parties.

2.1.3 Customers and Sales

Vale’s nickel customers are distributed worldwide. In 2018, 46% of Vale’s total refined nickel sales were shipped to customers in Asia, 24% in Europe, 28% in North America, and 2% to other markets. Vale maintains short-term fixed-volume contracts with customers for the majority of its expected annual nickel sales. These contracts generally provide a steady demand for a significant portion of our annual production.

Nickel is a stock-traded metal, quoted at the London Metal Exchange (“LME”) and Shanghai Futures Exchange (“SHFE”), and most nickel products have their price set according to a discount or price award on the LME, depending mainly on the Physical and technical characteristics of the nickel product. Vale’s refined nickel products represent what is known in the industry as “primary”

nickel, namely nickel produced mainly from nickel ores (as opposed to “secondary” nickel, which is recovered from recycled material containing nickel ). Refined primary nickel products are distinguished according to the following characteristics, which determine the price level of the product and its suitability for various end-use applications:

•                  nickel content and purity level: (i) the intermediate products have various levels of nickel content, (ii) the nickel pig iron has 1.5 to 15% nickel, (iii) the ferro-nickel (iv) refined nickel with less than 99.8% nickel, including products such as Nickel Tonimet TM and Utility Nickel TM, (v) the standard nickel content of LME has at least 15% to 40% of nickel, 99.8% nickel, and (vi) high purity nickel has at least 99.9% nickel and no specific element impurities;

•                  form (such as powders, pellets, discs, squares and discrete or filamentary strips);

•                  size (from submicron powder particles to large size cathodes); and

•                  Packaging (such as bulk, bags of 2 tons, drums of 250 kg, bags of 10 kg).

In 2018, the primary first use applications for primary nickel were:

•                  Stainless Steel (68% of the world’s nickel consumption);

•                  non-ferrous alloys, steel alloys and smelting (19% of world nickel consumption);

•                  nickel coating;

•                  8% of the world’s nickel consumption; And

•                  Batteries (5% of the world’s nickel consumption).

In 2018, 67% of Vale’s the refined nickel sales were destined to applications that exclude stainless steel, when compared to the average 30% of the primary nickel industry. This provides greater diversification and stability for sales volumes of Vale’s nickel revenues. As a result of Vale’s focus on these high-value segments, the average prices of refined nickel have consistently outperformed nickel prices in the LME.

Vale offers sales and technical support to its customers worldwide. Vale has a well-established global marketing network for refined nickel, which is based in Toronto, (Canada). Vale also has sales and technical support offices distributed around the world with primary administrative offices in Singapore and Toronto (Canada) and sales managers located in St Prex (Switzerland), Paramus, New Jersey (United States), and several locations in Asia. For more information on pricing and demand, see item 10.2 of this Reference Form.

2.1.4 Competition

The global nickel market is highly competitive. Vale’s main competitiveness strengths are its long-life mines, its low production costs with respect to other nickel producers, its sophisticated exploration and processing technologies and its diversified product portfolio. Their worldwide marketing, diversified product mix and technical support guide their products to the applications and geographic regions that offer the largest margins to their products.

Vale’s nickel supply accounted for 11% of world primary nickel consumption in 2018. In addition to Vale, the largest integrated nickel mine “suppliers to the market” (each with its own integrated facilities including mining, processing, refining and nickel trading) are Nornickel, Glencore, Jinchuan Nonferrous Metals Corporation and BHP Billiton. Together with Vale, these companies accounted for approximately 37% of the world production of refined primary nickel in 2018..

The nickel market is based on the quality of the nickel products. Class I products, which have a higher nickel content and lower levels of deleterious elements, are best suited for high quality nickel applications such as use in specialty industries (eg, aircraft and spacecraft) and batteries for electric vehicles . Class II products, which have a lower nickel content and higher levels of deleterious elements, are absorbed mainly in the stainless steel market. Most of the world’s nickel production is comprised of Class II nickel products (57% of the global market in 2018), which include nickel pig iron increasingly relevant (NPI, with a nickel content below 15%), . Most of the Company’s products are high quality nickel products, which makes Vale the preferred producer for special nickel applications. In 2018, 58% of the company’s nickel products were class I and 26% were class II products suitable for the battery, a product that does not fully meet class I specifications, but has potential for use in electric vehicles. Looking to the future as a result of the lower worldwide availability of nickel sulfides reserves (the specific type of minerals that supply class I nickel) when compared to the reserves of Laterite nickel (mainly producing class products II), the company expects the class I nickel market to be even more restrictive on the supply side, creating more opportunities for our premium product portfolio.

Although stainless steel production is an important factor in global nickel demand, stainless steel producers can use nickel products with a wide variety of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is mainly based on their relative prices and availability. For more information on pricing and demand, see item 10.2 of this reference form.

The competition in the nickel market is mainly based on quality, reliability of supply and price. Vale believes its operations are competitive in the nickel market because of the high quality of its nickel products and its comparatively low production costs.

2.2 Copper

2.2.1 Operations

Vale carries out its operations of copper extraction in Brazil through the parent company (Vale S.A.) and in Canada through its subsidiaries.

Mining Complex / Site	Location	Description / History	Mineralization / Operations	Mining title	Power source	Access / Transport
Brazil

Vale / Sossego	Vale in the State of Pará

Two main areas of copper, Sossego and Sequeirinho and a processing facility to concentrate the ore. Sossego was developed by Vale. Production began in 2004 and has a nominal capacity of approximately 93,000 tonnes per year (tpa) of copper concentrates.

Copper ore is explored by the open-pit mine method and the operation is processed by primary crushing and conveying, SAG grinding (a semiautogenous mill that utilizes a large rotating drum filled with ore, water and steel shredding spheres that Transform the ore into a thin paste), grinding in ball mills, copper flotation in concentrate, waste disposal, concentrate thicker, filtration and discharge.

				Mining concession for an indefinite period.	Supplied through the National power grid. Produced directly by Vale or acquired by means of energy purchase contracts.

The concentrate is transported by truck to the storage terminal in Parauapebas and then transported by the EFC to the port of Itaqui, in São Luís, in the state of Maranhão. Vale has built a 85 km road to connect Sossego to Parauapebas.

Vale / Salobo	Vale in the State of Pará

The Salobo I processing plant had its production started in 2012 and has a total capacity of 12 Mtpa of processed ore. The open pit and mill completed their ramp-up in the fourth quarter of 2016 for a capacity of 24 Mtpa of ore processed with the full implementation of the Salobo II expansion. Salobo I and II have a total capacity of approximately 197,000 tpy of copper concentrates.

Vale’s Salobo copper mine is exploited by the open-pit mine method and the run-of-mine ore is processed by standard primary and secondary crushing, conveying, roller pressing milling, ball milling, copper concentrate fluctuation, Waste disposal, concentrate thicker, filtration and discharge.

				Mining concession for an indefinite period.	Supplied through the National power grid. Acquired through energy purchase agreements.

The concentrate is transported by truck to the storage terminal in Parauapebas and then taken by the EFC to the port of Itaqui, in São Luís, in the state of Maranhão. Vale built a 90-kilometer road to connect Salobo to Parauapebas.

Mining Complex / Site	Location	Description / History	Mineralization / Operations	Mining title	Power source	Access / Transport
Canada

Vale Canada	Canada - Sudbury, Ontario	See - 2. Base metals-2.1. Nickel - 2.1.1. Operations of this Reference Form.

Vale Canada / Voisey’s Bay	Canada - Voisey's Bay, Newfoundland and Labrador	See - 2. Base metals-2.1. Nickel - 2.1.1. Operations of this Reference Form.

2.2.2 Production

The following table presents information on annual mining production at the Salobo Valley and Sossego mines and the average percentage copper content. The production and the average content represent the local production (in-situ) of ore without including the losses during the processing. For annual copper production as a by-product of nickel operations, see item 2. Base metals-2.1. Nickel - 2.1.1. Operations of this Reference Form.

	2016 (1)		2017 (1)		2018 (1)
	Production	Content	Production	Content	Production	Content
Brazil
Sossego Mine	12.687	0.82	12.380	0.81	15.664	0.72
Salobo	57.279	0.62	61.573	0.63	50.963	0.69
Total	69.966	0.66	73.953	0.66	66.627	0.70

(1)                   The production is expressed in thousands of metric tons. The content is in percentage of copper.

The following table gives information about our copper production.

		Finished production by ore source for the year ended December 31,
Mine	Type	2016	2017	2018
		(thousand metric tons)
Brazil
Salobo	Open-pit	176	193	193
Sossego Mine	Open-pit	93	100	92
Canada: (as a by-product of the nickel operations) the nickel coating
Sudbury	Underground	122	98	72
Voisey’s Bay	Open-pit	32	34	26
Thompson	Underground	3	2	1
External (1)	—	21	12	11
Zambia:
Lubambe (2)	Underground	8	7	—
Total		453	446	395

(1)         Vale processes copper in its facilities using resources acquired from third parties.

(2)         For financial reporting purposes, Lubambe uses the equity method. The company includes Lubambe production figures, adjusted to reflect Vale’s shareholding interest of 40%, as the level of production and operational performance of entities accounted for by the equity method impacts adjusted EBITDA of Vale. For information on the Adjusted EBITDA, see item 3.2 of this Reference Form. Vale sold its stake in the Lubambe mine in December 2017.

2.2.3 Clients and Sales

Copper in Sossego and Salobo concentrate is sold under medium- and long-term contracts with copper smelters in Europe, India and Asia. Vale maintains medium-term copper supply contracts with domestic customers, for part of copper and matte concentrates produced in Sudbury, which are also sold in long-term contracts in Europe and Asia. Voisey’s Bay copper concentrates are sold through long-term contracts with customers in Europe and Sudbury and Long Harbor electrolytic copper cathodes in North America through short-term buy-and-sell agreements.

2.2.4 Competition

The global refined copper market is highly competitive. Producers are integrated mining companies and third-party smelters, covering all regions of the world; Whereas consumers are mainly producers of wire-machine and copper alloy. Competition occurs mainly at the regional level and is mainly based on production costs, quality, reliability of supply and logistics costs. The world’s largest producers of copper cathode are the national Corporación del Cobre de Chile (“Codelco”), Aurubis AG, Jiangxi Copper Corporation Ltd, Glencore, Tongling Non-Ferrous Metals Group Co. and Freeport-McMoRan Copper & Gold Inc. (“Freeport-McMoRan”), Operating through parent company or through subsidiaries. Vale’s participation in the global market of refined copper cathode is marginal, since Vale assumes a more competitive position in the concentrated copper market.

Copper and matte copper concentrate are intermediate products in the copper production chain. The concentrate and matte markets are competitive, with several producers, but with fewer participants and smaller volumes than in the copper cathode market, due to the high levels of integration of large copper producers.

In the copper concentrate market, mining takes place globally, with a predominant participation in South America, while consumers are local smelters mainly located in Europe and Asia. Competition in the copper concentrate market occurs primarily at the global level and is based on production costs, quality, logistics costs and reliability of supply. The largest competitors in the copper concentrate market are Freeport McMoRan, Glencore, BHP Billiton, Codelco, Anglo American and Antofagasta plc, Rio Tinto and First Quantum, operating through a controlling company or through subsidiaries. Vale’s market share in 2018 was about 2% of the total copper concentrate market.

2.3 PGMs and other precious metals

As by-products of Vale’s nickel operations in Sudbury, Canada, significant amounts of platinum group metals (“PGMs”), are extracted, as well as small amounts of gold and silver. Vale operates a processing facility in Port Colborne, Ontario, which produces intermediate PGMs, gold and silver products using production from its Sudbury operation. The refinery in Acton, England, where its intermediates of PGMs and PGM feeds purchased from third parties were processed was closed in 2018 as part of the business optimization, and the PGM concentrates of the company’s operation in Port Colborne are being Sold to third parties. Gold and silver intermediates are also sold to third parties. Its copper concentrates from its Salobo and Sossego mines in Carajás, in the state of Pará, Brazil, also contain gold, whose value is considered in the sale of these products.

In February 2013, the company sold to Wheaton Precious Metals Corp. (formerly Silver Wheaton) (“Wheaton”) 25% of the gold produced as a by-product in its copper mine in Salobo, Brazil, throughout the lifetime of this mine, and 70% of the gold produced as a by-product in Their nickel mines from Sudbury, Canada, for 20 years. In March 2015 and August 2016, the Company sold to Wheaton an additional 25% of gold produced as a by-product of its Salobo copper mine. In consideration of the sale in August 2016, Vale received an initial cash payment of US$ 800 million, an option value of approximately US$ 23 million from a reduction in the exercise price of Wheaton’s subscription bonuses held by Vale From 2013 onwards, and will receive successive payments of US$ 400 per ounce (subject to an annual monetary correction of 1%, from January 1, 2019) and the prevailing market price, whichever is lower, for each ounce of gold they deliver under the contract. Vale may also receive an additional payment in cash, depending on its decision to expand the copper processing capacity at Salobo for additional 28 Mtpa before 2036. The additional cash payment can range from US$ 113 million to US$ 953 million, depending on the ore content, time and size of the expansion. According to the Goldstream contract, Wheaton received 282,879 ounces of gold in 2018. For additional information on the contracts entered into with Wheaton Precious Metals and Silver Wheaton (Caymans) Ltd., see items 6.3 and 6.6 of this Reference Form.

The following table provides information on the contained volume of precious metals and platinum group metals (PGMs) as by-products of the production of copper and nickel concentrates.

		Fiscal year ended on December 31,
		2016	2017	2018
Mine	Type	(thousands of troy ounces of contained metal)
Sudbury (1):
Platinum	Underground	166	144	135
Palladium	Underground	322	214	218
Gold	Underground	98	74	57
Salobo:
Gold	Open-pit			361
		317	346
Quiet:
Gold	Open-pit	67	65	59

(1)                                 Includes metal produced from the purchase of third party resources. Includes production from Ontario (Canada) and Acton (England). Does not include charges for third-party fees.

(2)                                 The figures represent 100% of the gold volume of Salobo and Sudbury as a by-product of the production of nickel and copper concentrates and do not deduct the gold portion sold to Wheaton.

2.4 Cobalt

Vale has recovered significant amounts of cobalt as a by-product of its nickel operations. In 2018, Vale produced 1,288 metric tons of refined cobalt metal (in the form of cobalt spheres) at its Port Colborne refinery, 1,630 metric tons of refined cobalt metal and 3,188 metric tons of cobalt wheels at its Long Harbor refinery, 2,105 metric tons of cobalt in a cobalt intermediate product from New Caledonia and the remaining cobalt production of the Company consisted of 70 tons of cobalt contained in other intermediate products (such as nickel concentrates). As a result of the acceleration of VNC operations in New Caledonia, Vale’s intermediate cobalt production as a by-product of its nickel production will increase in the coming years. Vale has sold cobalt on a global basis. Long-Harbor cobalt metal and cobalt spheres are refined by electrical process at our Port Colborne refinery and have very high purity levels (99.8%), fulfilling the specification of the LME contract. Cobalt metal is used in the production of various alloys, especially in aerospace applications, as well as in the manufacture of cobalt-based chemicals.

In June 2018, the Company sold to Wheaton and Cobalt 27 Capital Corp. (“Cobalt 27”) a combination with 75% of cobalt produced as a by-product at its Voisey’s Bay mine from January 1, 2021, which includes reducing existing mine production and its underground mine expansion project. The Company, on the other hand, received US$ 690 million in cash from Wheaton and Cobalt 27 at the close of the transaction on June 28, 2018, and will receive additional payments of 20%, on average, of cobalt prices at the time of delivery. Vale remains exposed to approximately 40% of future Voisey’s Bay cobalt production, through Vale’s 25% stake in cobalt production and additional payments at the time of delivery. For more information, see items 6.3 and 6.6 of this Reference Form.

The following table provides information on cobalt production.

		Finished production by ore source for the year ended December 31,
Mine	Type	2016	2017	2018
		(in thousand metric tons)
Sudbury	Underground	882	840	520
Thompson	Underground	700	138	198
Voisey’s Bay	Open-pit	887	1.829	1.902
New Caledonia	Open-pit	3.188	2.780	2.104
Other (1)	—	143	224	371
Total		5.799	5.811	5.093

(1)                                 These numbers do not include tolling of feeds for third parties. Includes cobalt processed in Vale’s facilities using purchased feeds from unrelated parts and a 24-tonne PTVI ore source in 2016, 6 metric tons in 2017, and 173 metric tons in 2018.

3. Coal

3. 1 Operations

Vale produces metallurgical and thermal coal through its subsidiaries Vale Moçambique, which operates the Moatize mine. Vale also owns a minority stake in the Chinese company, Henan Longyu Energy Resources Co., Ltd. (“Longyu”).

Company / Mining Complex	Place:	Description / History	Mineralization / Operations	Mining title	Power source	Access / Transport
Mozambique

Vale Mozambique Moatize	Tete, Mozambique

Open pit mine, developed directly by Vale. The operations began in August 2011 and should achieve a nominal production capacity of 22 Mtpa, considering the expansion of Moatize, consisting of metallurgical coal and thermal coal, and the expansion of the Nacala logistic corridor. Vale has an indirect participation of 80.75%, Mitsui has an indirect participation of 14.25% and the remainder is owned by the Mozambican mining Company, S.A.

It produces metallurgical and thermal coal. The main Moatize branded products are Chipanga premium hard Coke Coal and premium low volume Moatize hard coke coal, but there is operational flexibility for multiple products. The ideal portfolio of products will be a result of market experiences. Coal from the mines is processed in a coal-washing unit (“CHPP”) with a capacity of 4,000 metric tons per hour. An additional CHPP had its production started in August 2016, which increased capacity by an additional 4,000 metric tons per hour.

				The Mining Concession expiring in 2032, renewable after that date.	Provided by a local service company. Additional supply on site.	The coal is transported from the mine to the port of Nacala-a- Velha through the Nacala Logistics Corridor.

3.2 Production

The table below presents the information on Vale’s marketable coal market production.

		Production in the year ended December 31
Operation	Type of asset	2016	2017	2018
		(thousand metric tons)
Metallurgical Coal Moatize (1)	Open-pit	3.480	6.953	6.161
Thermal coal Moatize (1)	Open-pit	2.012	4.307	5.444

(1)                                 These figures correspond to the production of 100% of Moatize and are not adjusted to reflect Vale’s share.

3.3 Customers and Sales

Coal sales from Vale’s Moatize operations in Mozambique target the global steel and energy markets including Asia, India, Africa, Europe and the Americas. Chinese Coal Valley joint ventures have directed their sales to the Chinese domestic market.

3.4 Competition

The global coal industry, basically made up of the metallurgical and thermal coal markets, being highly competitive.

Demand for steel, especially in Asia, sustains strong demand for metallurgical coal, while demand for electricity supports the demand for thermal coal. Competition in the coal industry is mainly based on the economics of production costs, coal quality, transport costs and proximity to the market. The main competitive advantages of Vale are the new and competitive transport corridor and the size and quality of its reserves. The logistics facilities in Mozambique help the Company to ensure that its products are delivered on time and at a relatively low cost compared to long delays in the ports of Queensland, Australia, and the East Coast of the United States.

Vale’s main competitors in the metallurgical coal business are located in Australia and Canada and include subsidiaries, affiliates and joint ventures of BHP Billiton, Glencore, Anglo American, Peabody, Jellinbah Resources, among others. In the thermal coal business, the Company’s main competitors are located in Indonesia, South Africa, Australia, Colombia, USA and Russia and include subsidiaries and joint ventures of Glencore, Anglo American, Drummond Co, Pt Bumi Resources and PT Adaro, among others.

4. Infrastructure

Logistics

Vale has developed the logistics segment based on the transportation needs of the mining operations and also provides transportation services to other customers.

Vale operates its logistics business in the parent company (Vale S.A.), through subsidiaries, affiliates and joint ventures, as shown in the table below.

			Our Perspective
			Voting	Total
Company	Business	Location	(%)		Partners
Vale	Railway operations (EFVM and EFC), Port and offshore terminals	Brazil	—	—	—
VLI (1)	Rail, port, land terminal and maritime operations. Detention of certain general cargo logistics assets	Brazil	37.6	37.6	FI-FGTS, Mitsui and Brookfield
MRS	Railway operations.	Brazil	47.1	48.2	CSN, Congonhas Minérios, Usiminas Participações e Logísticas, Gerdau, Railvest Investments and public investors
CPBS	Operations of Maritime and port terminals	Brazil	100.0	100.0	—
PTVI PTV	Operations of Maritime and port terminals	Indonesia	59.2	59.2	Sumitomo, public investors
Vale Logística Argentina (2)	Port Operations	Uruguay	100.0	100.0	—
Vale Logistics Uruguay Central East African Railways (“CEAR”)(3)	Railroad	Malawi	46.2	46.2	Mitsui, investors

			Our Perspective
			Voting	Total
Company	Business	Location	(%)		Partners
Northern Development Corridor (“CDN”)(3)	Railroad	Mozambique	46.2	46.2	Mitsui, investors
Corredor de Desenvolvimento do Norte - Porto (“CDN Porto”) (3)	Operations of maritime and port terminals	Mozambique	46.2	46.2	Mitsui, investors
Integrated Logistic Corridor of Nacala (“CLN”) (4)	Railway and port operations	Mozambique	80.050.0	80.050.0	Mitsui
Vale Logistics Limited (“VLL”) (4)	Railway operations	Malawi	50.0	50.0	—
Transbarge Navigation	Fluvial System in Paraguay and Paraná (Train)	Paraguay	100	100	—
VNC(5)	Operations of Maritime and port terminals	New Caledonia	95.0	95.0	SPMSC
VMM	Operations of Maritime and port terminals	Malaysia	100.0	100.0	—
Vale Newfoundland & Labrador Limited	Port Operations	Voisey’s Bay and Long Harbor in Newfoundland and Labrador	100	100	—
Vale Oman Distribution Center LLC	Operations of Maritime and port terminals	Oman	100	100	—

(1)                                 BNDES holds debentures issued by Vale, which are interchangeable in part from Vale’s interest in VLI. If BNDES exercises its right in these debentures, Vale’s interest in VLI may be reduced by up to 6.88%.

(2)                                 Vale Logística Argentina is no longer in operation.

(3)                                 Vale holds its stake in CEAR, CDN and CDN Porto through a 50.0% stake in Nacala Corridor Holding Netherlands B.V., which indirectly holds 92.4% of these operating companies that make up the NLC.

(4)                                 Vale holds its interest in CLN and VLL through a 50.0% interest in Nacala Corridor Holding Netherlands B.V, which indirectly holds 100% of these operating companies that make up NLC.

4.1.1 Railroads

Brazil

•                  Vitória Minas Railroad (“EFVM”). The EFVM railroad links the mines of the Southeastern System Valley in the Quadrilátero Ferrífero region, in the State of Minas Gerais, to the port of Tubarão, in Vitória, Espírito Santo. Vale operates this 888-km railroad under a renewable 30-year concession, which will expire in 2027. The EFVM consists of two railway lines over a distance of 584 km, allowing continuous rail operation in opposite directions, and a single line extension of 304 km. There are manufacturing industries located in this area and important agricultural regions are also reached by it. VLI has the right to purchase railway capacity in the EFVM line. In 2018, the EFVM railroad daily transported on average 334,500 metric tons of iron ore and 60,2 thousand metric tons of other cargoes. The EFVM Railroad also carried 1.135 million passengers in 2018. In 2018, Vale had a fleet of 322 locomotives and 19,413 wagons in EFVM, operated by Vale and by third parties.

•                  Carajás Railroad (“EFC”). The EFC connects the mines of Vale do Sistema Norte in the region of Carajás, in the state of Pará, to the Ponta da Madeira maritime terminal, in São Luís, in the state of Maranhão. Vale operates the EFC railroad under a 30-year renewable concession scheme, which will terminate in 2027. The EFC extends 997 km from Vale’s Carajás mines to its Ponta da Madeira maritime terminal complex. The main cargo is iron ore, transported mainly to the Company. VLI has the right to purchase rail transport capacity on the Vale’s EFC railroad. In 2018, the EFC railroad transported daily on average 559,800 metric tons of iron ore and 31,1 thousand metric tons of other loads. The EFC also carried 317.9 thousand passengers in 2018. EFC operates the largest capacity train in Latin America, which measures 3.5 km in length and has a gross weight of 41.67 thousand metric tons, when loaded and has 330 wagons. In 2018, the EFC had a fleet of 282 locomotives and 21,087 wagons, which were operated by Vale and outsourced.

The main loads of EFVM and EFC railroads are:

•                  iron ore, pellets and manganese ore transported to the Company and Vale’s customers;

•                  steel, coal, pig iron, limestone and other raw materials transported to customers with steel mills located along the railroad;

•                  agricultural products such as grains and soybean meal and fertilizers; and

•                  Other loads in general, such as cellulose, fuels and chemicals.

Vale charges market prices for freight to customers, including iron ore pellets from joint ventures and other companies in which Vale does not have a shareholding interest of 100%. Market prices vary according to the distance travelled, the type of product transported and other criteria, subject to price limits established in the relevant concession agreements, and are regulated by the National Land Transportation Agency (“ANTT”).

VLI. VLI provides integrated logistics solutions along 7,940 km of railroads in Brazil, (Center-Atlantic Railway and North-South Railway) eight land terminals with total storage capacity of 795,000 tons and three marine terminals and port operations. Vale has a 37.6% interest in VLI and is part of a shareholders agreement with FI-FGTS, Mitsui and Brookfield, which hold the remaining equity interest in VLI.

The main assets of VLI are:

•                  Center-Atlantic Railway. Regional railway network of the central-east of the Brazilian railway system under a 30-year renewable concession, which will end in 2026. The center-east network has 7,220 km of rails, which extend through the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro, Goiás and the Distrito Federal;

•                  North-South Railway. A 30-year renewable subconcession for the commercial operation of a 720 km stretch of the North-South railway in Brazil between the cities of Açailandia, in the state of Maranhão, and Porto Nacional, in the state of Tocantins. This railroad is linked to the EFC, creating a new corridor for the transport of general cargo, mainly for the export of soybean, rice and corn, produced in the north-central region of Brazil.

•                  The right to use the capacity of railways of the EFVM Valley and EFC for general cargo; and

•                  The right to use capacity and transport of the terminals of Vale, Tubarão and Praia Mole for general cargo.

In 2018, VLI transported a total of 38.4 billion tku of general cargo, including 18.4 billion tku of the Central-Atlantic Railway and the North-South Railway and 8.0 billion tku through operating agreements with Vale.

MRS Logística S.A. (“MRS”). MRS’s railroad, in which Vale holds an interest of 48.2%, is 1,643 km long and connects the states of Rio de Janeiro, São Paulo and Minas Gerais. In 2018, the

railway carried a daily average of 317,400 metric tons of iron ore and 160,000 metric tons of other cargoes.

•                  Africa

The Nacala Corridor (“NLC”) links the Moatize mine to the Nacala maritime terminal - to - Velha , located in Nacala, Mozambique, through the Republic of Malawi. The NLC consists of a railroad and port infrastructure, including greenfield stretches and rehabilitation of existing railroads in Mozambique and Malaui and a new port coal terminal in Mozambique. The NLC transports coal products from the Moatize Mine company to its maritime terminal and supports Vale’s operations in southern Africa. In Mozambique, Vale is operating under two concession agreements, one related to the Mozambican greenfield railroad and another related to the newly constructed coal port, both owned by its subsidiary, Corredor Logístico Integrado de Nacala S.A. (“CLN”), which expire in 2043, subject to renewal. Vale also reformed existing railroads under the concession held by its subsidiary Corredor de Desenvolvimento do Norte S.A. (“CDN”), which expires in 2035. In Malawi, Vale is operating under the concession owned by its subsidiary Vale Logistics Limited (“VLL”), which expires in 2046, subject to renewal, and has also rehabilitated existing railroads under a concession from its Central East African Railway Company Limited (“CEAR”), which expires in 2016. In 2018, the NLC transported daily on average 32.42 Thousand metric tons of iron ore and 1480 metric tons of other loads. The NLC also carried 800,883 passengers in 2018. In 2018, Vale had a fleet of 101 locomotives and 2,677 wagons in the NLC, operated by CLN.

In November 2017, NLC companies obtained a project funding of a total value of US$ 2.730 billion. The transaction was closed in March 2018. Vale received US$ 2.6 billion in funds, in payment of certain shareholder loans for the construction of the NLC, net of certain commissions paid by the NLC. The financing of the project will be amortized in 14 years with the financial resources obtained from the tariff charged by the NLC in relation to the coal transport services.

4.1.2 Ports and maritime terminals

•                  Brazil

Vale operates seaports and maritime terminals, mainly as a means of completing the delivery of its iron ore and iron ore pellets to bulk carriers serving the transoceanic market. For more information, see the item 1.1 “Iron ore and pellets” In this section of the reference form. Vale also uses its port and its terminals to move loads of customers.

Port of Tubarão Praia Mole. The Port of Tubarão, which occupies an area of about 18 square kilometers, is situated in the state of Espírito Santo and contains the iron ore maritime terminal and the general cargo terminals (the liquid bulk Terminal, and the miscellaneous products Terminal). The port of Praia Mole is also located in the Brazilian state of Espírito Santo.

•                  The iron ore ferry terminal has two piers. From this terminal in the port of Tubarão, Vale exports mainly iron ore produced in its southeast system. Pier I can keep two ships docked at the same time, one up to 170,000 DWT, on the south edge, and another up to 210,000 DWT, on the North Rim. Pier II can serve a vessel of up to 405,000 DWT at a time, with depth limited to 23 meters below the waterline. At Pier I, there are two ship loaders that can carry up to 13,500 metric tons per hour each. At Pier II, there are two ship loaders that are able to operate alternately and can load up to 16,000 metric tons per hour continuously. The iron ore terminal has a storage yard with a capacity of 3.41 million metric tons. In 2018, Vale embarked on 96.8 million metric tons of iron ore and pellets in this terminal.

•                  The miscellaneous product Terminal moved 6 million metric tons of grain and fertilizer in 2018. VLI has the right to purchase the moving capacity of the miscellaneous product Terminal.

•                  The liquid bulk Terminal moved 582,000 metric tons of fuel in 2018. VLI has the right to buy capacity to move the liquid bulk Terminal.

•                  The Praia Mole Terminal is mainly a coal terminal and has moved, in 2018, 12.7 million of metric tons of coal and other associated loads. VLI has the right to purchase the Mole Beach Terminal’s handling capacity.

Ponta da Madeira Maritime Terminal. Vale’s Ponta da Madeira Maritime Terminal is located in the Brazilian state of Maranhão. Pier I can accommodate ships up to 420,000 DWT and has a maximum loading rate of 16,000 metric tons per hour. The pier III, with two anchorages and three chargers, can accommodate ships up to 210,000 DWT in its south cradle and 180,000 DWT in its north cradle (or two ships of 180,000 DWT simultaneously), depending on the tide conditions, with maximum loading rate of 8,000 Metric tons/hour in each charger. Pier IV (Southern Cradle) is able to accommodate ships up to 420,000 DWT and has two ship loaders that work alternately with a maximum loading rate of 16,000 tonnes per hour. Pier IV (Cradle North) is able to accommodate ships up to 420,000 DWT and has two ship loaders that work alternately with a maximum loading rate of 16,000 tonnes per hour. In 2018, Vale received from the Brazilian tax authorities the customs authorization for the operations of Pier IV (North Cradle). The cargo shipped through the Ponta da Madeira maritime terminal consists of the production of Vale’s the iron, pellets and manganese of the Northern System. In 2018, 198 million tons of iron ore were shipped through the terminal. The Ponta da Madeira maritime terminal has a storage yard with a static capacity of 7.2 million tons.

Itaguaí maritime terminal — Cia. Portuária Baía de Sepetiba (“CPBS”). From this terminal, Vale exports mainly iron ore from its south system. CPBS is a wholly-owned subsidiary that operates the Itaguaí terminal in the Port of Itaguaí, in Sepetiba, in the state of Rio de Janeiro, leased from the Companhia Docas do Rio de Janeiro - CDRJ. The Itaguaí maritime terminal has a wharf that allows loading of vessels of up to 17.8 meters of draft and up to 200,000 DWT of capacity. In 2018, the terminal carried 19.2 million metric tons of iron ore.

Guaíba Island Ferry Terminal. From this terminal, Vale also exports mainly iron ore from the Southern System. Vale operates a maritime terminal on Guaíba Island, in Sepetiba Bay, in the state of Rio de Janeiro. The iron ore terminal has a pier (with two berths) that allows ships to load up to 350,000 DWT. In 2018, the terminal carried 41.2 million metric tons of iron ore.

VLI also operates the Inácio Barbosa Maritime Terminal (TMIB), owned by Petrobras, in the state of Sergipe; the Santos maritime terminal (TIPLAM), in the State of São Paulo, jointly owned by VLI and Vale Fertilizantes and Pier II in the port of Itaqui that can accommodate ships up to 155,000 DWT and has a maximum load rating of 3,800 tons per hour for pig iron and 3,000 tonnes per hour for grain.

•                  Uruguay

Since October 2017, the subsidiary Vale Logística Uruguay S.A. (“VLU”) has contracted outsourced services to operate the port terminal of Corporación Navios in the Free Zone of Nueva Palmira in Uruguay. The port terminal provides facilities for unloading, storing, weighing and loading of bulk materials from Corumbá, Brazil, by fluvial barge for transshipment to ocean ships destined for the Brazilian, Asian and European markets. Vale moved 1,058 thousand metric tons of iron ore and manganese through the port Corporación Navios in 2018.

•                  Canada

Vale Newfoundland & Labrador Limited operates a port as part of its mining operation in Voisey’s Bay, Labrador, and a port as part of its processing operation in Long Harbor, Newfoundland. The port of Voisey’s Bay is used for shipment of nickel and copper and refueling. The Port of Long

Harbor is used to receive Voisey’s Bay nickel concentrate along with the goods and materials required for the Long Harbor operation.

•                  Oman

Vale Oman Distribution Center LLC operates a distribution center in Liwa, Sultanate of Oman. The maritime terminal has a large deepwater pier, a platform 600 meters long connected to the coast by a 700 meter long trestle, and integrated into a storage yard with transfer capacity for handling 40 Mtpa of ore of iron and iron ore pellets per year. The nominal load capacity is 10,000 metric tons per hour and the nominal discharge capacity is 9,000 metric tons per hour.

•                  Indonesia

PTVI owns and operates two ports in Indonesia that support its nickel mining activities.

•                  The special port of Balantang is located in the village of Balantang, in the southern region of Sulawesi, with two types of piers and total capacity of 10,000 DWT: two resources for barges with capacity of up to 4,000 DWT each for dry bulk and a pier for general cargo Intended for ships up to 2,000 DWT.

•                  The special port of Tanjung Mangkasa is located in the village of Lampia, in the southern region of Sulawesi, with mooring boys that can accommodate ships with capacity of up to 20,000 DWT, and a terminal that can accommodate tank ships with capacity of up to 5,000 DWT, Totalling a capacity of 25,000 DWT.

•                  New Caledonia

Vale owns and operates a port in Prony Bay, Southern Province, in New Caledonia. This port has three terminals, including a passenger ferry terminal capable of docking two ships up to 50 meters long, a pier for dry bulk where ships up to 58,000 DWT can unload at a rate of 8,000 metric tons per day and a Wharf for general cargo where ships up to 200 meters long can dock. The dock for general cargo is able to move containers at a rate of 7 units per hour and liquid fuels (LPG, HFO and Diesel) at a rate of 350 cubic meters per hour, and fractionated load. The container yard of the port, with an area of approximately 13,000 square meters, can receive up to 1,000 units. A bulk storage yard is connected to the port by a treadmill and has a storage capacity of 94,000 tonnes of limestone, 95,000 tons of sulfur and 60,000 tonnes of coal.

•                  Malaysia

The Teluk Rubiah Marine Terminal (“TRMT”) is located in the State of Perak, Malaysia, and has a wharf with two anchorages that allows the unloading of ships with a capacity of approximately 400,000 DWT and loading of ships with a capacity of up to 220,000 DWT. In 2018, the terminal discharged 24 million metric tons of iron ore and carried 24 million metric tons of iron ore.

4.1.3 Transportation

Sea Transport of iron ore and pellets

In 2018, Vale shipped approximately 248 million metric tons of iron ore and pellets in transactions in which it was responsible for transportation. Vale has embarked on a large quantity of its iron ore products from Brazil to Asia through long-term charter contracts with a huge number of ore bulk carriers. These vessels reduce energy consumption and greenhouse gas emissions by transporting a larger amount of cargo on a single trip, providing lower transport costs. In 2018, approximately 64 million metric tons of iron ore products were transported under long-term chartering contracts on ships of 400,000 DWT.

Vale also has three capesize vessels with capacities ranging from 150,000 to 180,000 DWT.

Vale has changed its strategy towards maritime transport. In the past, it owned and operated a fleet of low-cost vessels to transport its cargo from Brazil to its markets, especially in Asia. The Company is now focused on securing long-term transportation capacity and protecting itself against volatility in freight rates through long-term charter agreements without incurring costs related to the construction, ownership and operation of ships. Since 2014, Vale has sold 19 of its huge ore bulk carriers with a capacity of 400,000 DWT, for a total value of US$ 1.940 billion. In 2018, Vale concluded negotiations for long-term charter contracts with shipowners to employ 47 new VLOCs with a capacity of 325,000 DWT. These shipowners plan to build the new vessels in China, South Korea and Japan, with deliveries estimated to occur between 2019 and 2023. The vessels will be equipped with engines similar to those currently being used in the second generation of Valemax vessels, which are much more fuel-efficient.

Paraná Waterway System - Paraguay

In the Paraná and Paraguay waterway, Vale transported iron ore and manganese, through its subsidiary Transbarge Navigación and other trains. The barges are unloaded at the terminals of local Vale customers in Argentina or at a terminal contracted in the Free Zone of Nueva Palmira, Uruguay, where Vale carries the ore on oceanic vessels. Vale transported 2.1 million metric tons through the waterway system in 2018, including 1,046 thousand tons of ore through the terminals of its local customers and 1,058 thousand metric tons of ore through a port in Uruguay.

Tugboats

Vale manages its own fleet of 15 tugboats. Vale directly operates nine tugs at the ports of Vitória and Mangaratiba, in the states of Espírito Santo and Rio de Janeiro, respectively. Vale has a 50% stake in a consortium that operates five tugboats in the port of São Luís, in the Brazilian state of Maranhão. Another tugboat is rented and operated by third parties, under their responsibility, in other ports in Brazil. Vale also has two tugboats in New Caledonia.

4.1.4 Energy

Vale manages its power generation portfolio based on current and anticipated energy needs for its operations, with the objective of reducing costs and minimizing risk with power supply problems.

•                  Brazil

The management and effective energy supply in Brazil are priorities for Vale, given the uncertainties associated with changes in the regulatory environment and the risks of tariff increases. In 2018, Vale’s installed capacity in Brazil was 1.46 GW, from power plants directly and indirectly controlled. Vale used the electricity produced by these plants to meet their internal consumption needs. Currently, Vale has a direct stake in three hydroelectric plants and three small hydroelectric plants in operation. The Candonga hydroelectric plant, whose operations remain suspended since November 2015 due to the disruption of the Samarco Dam, is located in the Southeast region, the Machadinho plant is located in the South region and the Estreito plant is located In the North region. The small hydroelectric plants of Mello, Glória and Nova Maurício are located in the Southeast region. In 2018, the Company sold the Ituerê hydroelectric plant, located in the Southeast region, due to the high investments required, low capacity and high cash cost when compared to our other assets. Through its interest of 55% in Aliança Geração de Energia S.A. (“Aliança Geração”), Vale also holds indirect interests in the hydroelectric power plants of Igarapava, Porto Estrela, Funil, Candoga, Aimorés, Capim Branco I and Capim Branco II, located in the Southeast region and, additionally, the Company has indirect interest in Santo Inácio, a wind complex located in the state of Ceará, which started operations in December 2017. Part of the energy generated by these assets is provided to Vale’s operations through energy purchase agreements with Aliança Geração.

To achieve self-sufficiency of electricity in Brazil by 2030 and to increase renewable energy sources, the Company signed a long-term electricity supply contract for 20 years, to be provided by the Folha Larga Sul wind farm, a project of 151, 2 MW in Campo Formoso, Bahia, Brazil. This project is expected to commence commercial operation by the first half of 2020. The contract also includes a future option to purchase assets owned by Vale.

Vale also has an indirect interest of 4.59% in the capital stock of Norte Energia S.A. (“Norte Energia”), a company incorporated to develop and operate the Belo Monte hydroelectric plant in the state of Pará, which started operations in April 2016. Vale’s interest in the Belo Monte project confers the right to acquire 9% of the electricity generated by the plant, which had already been contracted through a long-term energy purchase agreement entered into with Norte Energia.

Vale also produces, through its subsidiary Biopalma da Amazônia S.A. (“Biopalma”), palm oil in the Brazilian state of Pará.

•                  Canada

In 2018, Vale’s wholly owned hydroelectric power plants operated in Sudbury generated 19% of the electricity demand from operations in Sudbury. These plants consist of five separate generation stations with an installed capacity of 55 MW. Plant generation is limited by the availability of water and also by restrictions imposed by a water management plan regulated by the Ontario government. In 2018, the average electricity demand was 162 MW for all mines and surface mills in the Sudbury area.

In 2018, diesel generation supplied 100% of the electricity needs of Vale’s operations at Voisey’s Bay. Vale has six diesel generators on site, with capacity ranging from 12 MW to 14 MW, in order to meet the seasonal demands.

•                  Indonesia

The cost of energy is a significant component of the cost of nickel production for the processing of lateritic ores in the operations of PTVI in Indonesia. A large part of the energy needs of the electrical furnaces of PTVI is provided by a low cost for its three hydroelectric plants located in the Larona River: (i) the Larona plant, has an average generation capacity of 165 MW, (ii) the Balambano plant, which has an average capacity of 110 MW, and (iii) the Karebbe plant, with 90 MW of average generation capacity. These mills help reduce costs by replacing the diesel used for power generation by hydroelectric power, reducing CO2 emissions, replacing the non-renewable generation, which enables Vale to increase the current production capacity of nickel In Indonesia.

5. Other investments

The following is a relationship of Vale’s main investments:

•                                               Pelletizing plants. Vale holds a 25% stake in two iron ore pelletizing plants in China: Zhuhai YPM and Anyang. The remaining stake in Zhuhai YPM belongs to Zhuhai Yueyufeng Iron and Steel Co. Ltd. and Halswell Enterprises Limited, while the remaining stake in Anyang is owned by Anyang Iron & Steel Co., Ltd. The remaining stake in Zhuhai YPM belongs to Zhuhai Yueyufeng Iron and Steel Co. Ltd. and Halswell Enterprises Limited, while the remaining stake in Anyang is owned by Anyang Iron & Steel Co., Ltd.

•                                               Coal operations. Vale holds a 25% stake in the coal operation in China in Longyu (Henan province). Longyu produces metallurgical and thermal coal and other related products, and the remainder belongs to Yongmei Group Co., Ltd. (formerly Yongcheng Coal & Electricity (Group) Co. Ltd.), Shanghai Baosteel International Economic & Trading Co., Ltd. and other minority shareholders.

•                                               Nickel refinery. Vale has an indirect 25% stake in Korea Nickel Corporation, which operates a nickel refinery in South Korea. The remaining stake is held by Korea Zinc Co., Ltd., Posteel Co., Ltd., Young Poong Co., Ltd., and others. Korea Nickel Corporation produces finished nickel for the stainless steel sector using intermediate products from Vale operations in Matsuzaka and New Caledonia.

•                                               Steel producers. Vale owns 50.0% of the capital stock of California Steel Industries, Inc. (“CSI”), a producer of flat and pipeline steel, located in California, United States. The remainder is owned by JFE Steel. CSI’s annual production capacity is approximately 2.8 million metric tons of flat and tubular products. Vale also has a 50% stake in the company Siderúrgica do Pecém (“CSP”), an integrated steel plate plant in the state of Ceará, in partnership with Dongkuk Steel Mill Co. (“Dongkuk”) and Posco, two of South Korea’s largest steel producers. The annual production capacity of CSP is 3.0 million metric tons.

•                                               Bauxite. Vale has a 40% stake in Mineração Rio do Norte S.A. (“MRN”), a bauxite mining company located in Brazil.

•                                               Samarco. The Company holds a 50% stake in Samarco, an integrated system composed of two mines, three beneficiation plants, three pipelines, four pelletizing plants and one port. The mines and processing plants are located in the state of Minas Gerais, while the port and the pelletizing plants are located in the state of Espírito Santo. From the state of Minas Gerais to Espírito Santo, the production is disposed through the three pipelines that extend for approximately 400 km. Samarco’s mining and pelletizing operations were suspended after the disruption of one of its tailings dams located in Minas Gerais in November 2015.

e. Main inputs and raw materials:

i. Description of relationships with suppliers, including whether they are subject to governmental control or regulation, with indication of the bodies and applicable legislation

Vale is committed to building a sustainable business model and contributing to a more just, environmentally balanced and economically prosperous society. Vale adopts a strategy with its suppliers to maintain a fair relationship in order to promote partnerships that are aimed at the winners of both parties through continuous development and innovation and the provision of quality goods and services with a compatible cost.

In order to achieve continuous improvement and contribute to advances in the production chain, the relationship management with its suppliers includes the following stages:

(i)             Certification and Registration of suppliers based on their values, which includes verification by Corporate Security, identification of the supplier on black lists, signing of the Code of Ethics and Conduct of the Supplier, and additionally considering the identification and analysis of the supply risks (environmental, institutional, labor, social security, financial, health and safety and ethics);

(ii)          Compliance with the requirements of the Global Anti-Corruption Program, which includes three main supplier controls: supplier risk assessment, third-party Due Diligence to mitigate reputational risks arising from the possible involvement of its trading partners in events that violate human rights or anticorruption laws applicable to Vale, such as the Foreign Corrupt Practices Act - FCPA, UK Bribery Act and the Brazilian anti-corruption law (Federal Law No. 12.846, of August 1, 2013) and inclusion of the appropriate clause to the level of risk in the contract with the provider;

(iii)       Monitoring the financial health of its main suppliers of materials, equipment and services;

(iv)      Periodic performance evaluation to ensure compliance with applicable and defined requirements at the contracting stage, as well as adherence to contract expectations. The Supplier Performance Index (IDF) Program is a formal program that monitors and measures five different criteria (technical quality, environmental impacts, health and safety, employee compliance and continuous improvement) in order to maintain transparency and sustainable relationships with their suppliers;

(v)         Development and support in the training of suppliers; and

(vi)      Promotion and prospection of new suppliers.

According to the ONU Universal declaration of Human Rights, Vale respects and promotes human rights in its activities, along its production chain and in the regions where it is inserted.

In this sense, Vale seeks to establish a commercial relationship with suppliers that share its principles and values and respect human rights.

Vale’s principles and values are disclosed to its suppliers through the supplier’s code of ethical conduct, a document that is signed by all companies registered in Vale. It is noteworthy that said Code is available for consultation at the company’s website (www.vale.com).

The certification of suppliers in Vale considers the consultation of the lists disclosed by CEPIM (cadastre of private non-profit entities prevented), and by the Ministry of Labor and Employment (MTE), which relates individuals or corporations caught in the Practice of submission of workers to conditions analogous to that of slave, and to the list CEIS (National Register of Inreputable and suspended companies), which relates companies unreputable and suspended by the federal government. Further consultations with public sanctioning lists may apply in specific cases. It is noteworthy that all suppliers, in the certification process, undergo a cadastral analysis.

The guidelines and criteria adopted by Vale to evaluate its suppliers include, in addition to those already mentioned, environmental legal requirements applicable to suppliers whose operational processes involve the use of natural resources or are considered potentially polluting or capable of causing environmental degradation. In addition to these legal aspects, the criteria for Vale’s environmental management and the principles of its sustainable development policy are considered.

Regarding the recipients of waste generated in the production processes of Vale, all are submitted to audits by the executive management of environmental management for their initial approval and periodic revalidation. In addition, Vale’s Supply Management encourages its suppliers to adopt practices to measure the emission of gases, including standard contractual negotiation practice.

The main environmental laws observed in the process of hiring suppliers are:

a) Environmental Licensing

• Federal Law 6938/81 - National Environment Policy

• Federal Law 10165/00

• Complementary Law 140/11

• CONAMA (National Council for the Environment) Resolution 01/86

• CONAMA Resolution 237/97

• CONAMA Resolution 357/05

• CONAMA Resolution 362/05

• CONAMA Resolution 369/06

• CONAMA Resolution 382/06

• CONAMA Resolution 430/11

• CONAMA Resolution 436/11

• CONAMA Resolution 491/18

• Federal Law 12305/10 - National Policy on Solid Waste

• Federal Law 12651/12 - New Forest Code

• IBAMA (Brazilian Institute of Renewable Natural Resources) Normative Instructions 06/03 and 10/03.

b)   Agricultural and Related Defenses (Pest and Vector Control)

• Federal Law 7802/89

• Federal Decree 4074/02

• ANVISA (Brazilian Health Regulatory Agency) Resolution 52/09

c)    Transportation of Hazardous Products

• Federal Decree 96044/88

• ANTT Resolution 5232/16

• ANTT Resolution 3665/11

d)   Radioactive Material

• Federal Law 10,308/01

• CNEN (National Commission for Nuclear Energy) 13/88 NE 5.01

e)    Explosive Material

• Federal Decree 3665/00
• Federal Decree 9493/18
• Ordinance COLOG 42/18

f)     Controlled Chemical Products

• Federal Law 10357/01

• Ministry of Justice Ordinance 1274/2003.

ii.   Eventual dependence on a few suppliers

The main inputs acquired by Vale in 2018 were: Liquid, solid and gaseous fuels, grinding bodies, conveyor belts, explosives, parts and components of mining and railroad equipment and tires. In addition, the main services rendered consisted of maritime freight, electricity, real estate services (rents), freight transportation, maintenance and repair of facilities, maintenance and repair of equipment and earthmoving.

In 2018, the main categories of equipment acquired by the supply area were wagons, systems, vehicles, railway equipment and lifting equipment. Vale’s largest groups of suppliers of these equipment are AMSTED-MAXION, RANDON, CAVAN, THYSSENKRUPP, CATERPILLAR AND KOMATSU, accounting jointly for 9% of total purchases of Supplies in the period.

The consumption of fuels is quite intense, especially in the operations and transportation of iron ore. The main supplier of this input is Petrobras Distribuidora S.A., which accounted for approximately 68% of the fuel purchased by Vale in 2018.

During this period, 54 % of the electricity consumed by Vale was generated by self-production, the rest being consumed through the purchase of energy in the market, of which main suppliers were large players in the electricity market in the regions where the units are located. The top ten suppliers of inputs, equipment and services accounted for 29% of total supply purchases until December 31, 2018.

iii.    Possible volatility in your prices

Vale has some contracts in which prices are linked to market indexes (parametric formulas) and therefore subject to these volatilities. Prices may also vary from historical prices depending on the supply versus demand condition present in the market at the time of competition. For additional information regarding the possible price volatility of Vale’s products, see item 4.2 of this reference form.

7.4 - Customers responsible for more than 10% of total net revenue

In 2018, no customer was responsible for more than 10% of Vale’s net revenues.

7.5 - Relevant effects of state regulation on the activities of the companya.

Need for governmental authorizations for the exercise of activities and history of relationship with the Government to obtain such authorizations

Vale is subject to a wide range of government regulations in all jurisdictions in which it operates around the world. The following is a summary of the types of regulations that cause the most significant impact on Vale’s operations.

Mineral rights and mining activity Regulations

Mining and mineral processing are subject to extensive regulations. To perform these activities, Vale is obliged to obtain and maintain certain governmental and private licenses, which may include concessions, licenses, claims, leases, leases, or permits (all of which are referred to below as “ Concessions “). The legal and regulatory regimes applicable to the mining sector and government concessions differ among jurisdictions, often in a significant way. In most jurisdictions, including in Brazil, mineral resources belong to the state and can only be extracted through a governmental concession. In other jurisdictions, such as Ontario, Canada, a substantial part of Vale’s mining operations is carried out in accordance with Vale’s mining rights (private licenses). Government agencies are generally tasked with providing mining concessions and monitoring compliance with mining laws and regulations.

The table below provides a summary of Vale’s principal concessions and other similar rights to its continuing operations.

		Approximate area
Location	Mining title	covered (in hectares)	Expiry date
Brazil	Mining concessions (including requirements for new concessions)	595.523	Indefinite
Canada (1)	Mining concessions (terminology varies between provinces)	218.761	2018-2038
Indonesia(2)	Contract of Work	118.117	2025
New Caledonia (3)	Mining concessions	21.077	2022-2051
Mozambique (4)	Mining concessions	23.780	2032

(1)              The maturity date of the leases in Sudbury is subject to the current renewal requirements. The approval process for subscriptions sent on 2018 is underway. All the conditions necessary for the renewal have been fulfilled. This process usually takes several years, and Vale can continue to operate while the approval process is in progress.

(2)              The agreement entered into between PTVI and the Indonesian government will expire in 2025. PTVI is entitled to two extensions of 10 years in the form of a commercial licence, subject to government approval.

(3)              VNC requested renewal of some concessions scheduled to expire before 2018. Vale may continue to operate while the approval process is in progress.

The concession is entitled to 25-year extensions, subject to approval by the Government of Mozambique.

In addition to the concessions listed above, Vale has exploration licenses and exploration applications covering 3.6 million hectares in Brazil and 1.5 million hectares in other countries.

There are several proposals or changes recently adopted in mining legislation and regulations in the jurisdiction where Vale operates, which may significantly affect the Company.

For example, on June 12, 2018, the President of Brazil issued Decree 9.406, instituting a new legislative and regulatory structure for the mining sector. This decree provides for a review of the Brazilian Mining Code and the regulations of the National Mining Agency (“ANM”), the new National

Mining agency that will succeed the DNPM, including the adoption of international standards of classification of resources Minerals and reserves for the purposes of exploration reports and establishment of procedures for areas released from previous concessions. ANM approved resolutions in 2018 confirming the stability of mining titles, including mining concessions, which did not impose a burden on Vale’s disclosed reserves.

Environmental regulations

The Company is also subject to environmental regulations that apply to the specific types of mining and processing activities it performs. The Company is required to obtain approvals, licenses, permits or authorizations from public authorities to build and operate. In most jurisdictions, to construct new facilities, the Company must submit environmental and social impact studies for approval and often make investments in order to minimize the mapped environmental and social impacts. The Company must operate its facilities in accordance with the terms of the approvals, licenses, permits or authorizations.

The Company is taking a number of actions to improve the efficiency of the licensing process, including greater integration between its environmental and project development teams, funding research into new and alternative technologies to reduce environmental and social impacts, use and continuous improvement of a Guide to Best Practices for Environmental Licensing and Environment, employment of specialized and highly qualified teams, closer interaction with environmental regulators.

The environmental regulations that affect the Company’s operations are related, among other factors, to emissions of pollutants into the air, soil and water, including regulations on greenhouse gases and climate change; waste management and recycling; protection and preservation of forests, coasts, caves, cultural heritage sites, river basins and other features of the ecosystem; water use; and financial provisions and closure plans required for mining licenses, including decommissioning costs and recovery of the impacted area. Environmental legislation is becoming more stringent around the world, which can lead to higher costs for compliance with environmental laws. In particular, the Company expects more attention from several governments on issues associated with reducing greenhouse gas emissions as a result of climate change concerns, especially since the entry into force of the Paris Agreement at the end of 2015.

There are several examples of environmental regulations and compliance initiatives that may affect our operations. For example, in accordance with Brazilian regulations applicable to the protection of caves, Vale is required to carry out extensive technical studies and negotiate compensatory measures with the environmental regulatory agencies in Brazil in order to continue operating in certain locations. It is possible that, in some of its iron ore mining operations or projects, Vale may be required to limit or modify its mining plans or to incur additional costs to preserve caves or to compensate for the impact on them, with potential consequences for production volumes, costs or reserves in its iron ore business. In addition, a Brazilian regulation for the protection of indigenous peoples, enacted in 2011 and revised in 2015, requires the Company to carry out specific impact studies and sponsor mitigation programs with operations near indigenous lands. In 2017, the federal government created new rules for the payment of environmental compensation for activities subject to environmental assessment. As a result, in 2018, Vale recognized a liability related to the regulatory obligations arising from the new rules.

Legislation on Environmental Infringements

Federal Decree No. 6,514/2008 regulated the Law on Environmental Crimes (Federal Law No. 9,605/98), providing for administrative infractions against the environment (such as those against the protection of the fauna and flora, relating to pollution, against urban planning and cultural heritage, Environmental Management, committed in conservation units, among others) and their corresponding sanctions.

The administrative sanctions established by Federal Decree No. 6,514/08 for noncompliance with environmental legislation, include, among others, warning, embargo of construction works, stoppage of the activities and a daily or single pecuniary penalty (which may range from R$ 5,000.00 to R$ 50,000.00).

Legislation on protected areas

Standards related to legally protected territories include Conservation Units, as well as Permanent Preservation Areas, Restricted Use Areas, Legal Reserve, native vegetation, among other forms of protection. Conservation Units are classified into groups of Integral Protection and Sustainable Use, and some operations of the Company are inserted in units of sustainable uses, whether in public and/or private domain, where economic activities allied to sustainable practices are allowed, meeting the guidelines for use defined by the public sector, such as the National Forest of Carajás (State of Pará) and the Environmental Protection Area of the Metropolitan Region of Belo Horizonte (State of Minas Gerais), where Vale has been operating for decades.

Vale maintains under its responsibility the protection of 19 Private Natural Heritage Reserves (RPPN)/Environmental Servitude, covering approximately 10,000 hectares in Minas Gerais, and there are other proposals of the Company being evaluated by the environmental agency in charge.

In addition, as a result of environmental licensing processes, according to Federal Law No. 9,985/2000, approximately R$ 420 million are allocated by the company to environmental compensation for use in conservation units. Of the total, R$ 200 million (including amounts proportional to Vale’s interest in other companies) have already been executed, and for the rest, the disbursement depends on the date of discharge, with monetary correction being applied. It should be noted that about R$ 30 million are referred to suspended projects and operations that ceased to be assets of the company. It is the responsibility of the environmental agencies to allocate and define conservation units to be benefited.

Federal law 12,651/2012 and a set of complementary federal, state and municipal regulations rule protected areas. The Rural Environmental Registry - CAR was created by this law, being mandatory for rural properties and requires electronic public registration, at a national level, for control, monitoring, environmental and economic planning, and to combat deforestation. 92% of Vale’s properties were enrolled in the CAR in 7 (seven) Brazilian states. Approximately 77,000 hectares of the company’s rural properties are part of the legal reserve, and a larger area is expected, due to reserves that are still being regulated.(1)

It is also worth mentioning Law 11,471/2006 - Law of the Atlantic Forest. Vale intends to preserve another 15,000 hectares in compliance with compensatory measures resulting from the suppression of native vegetation, including the Atlantic forest, and permanent preservation areas; more than 500 hectares and investments of R$ 13 million in the preservation of Archaeological heritage; it protects more than 200 testimony caves (cavidades testemunho) and destined more than 20,000 hectares to create a National Park. In addition, it made a payment of more than R$ 87 million as compensatory measure equivalent to the indemnification resulting from the suppression of vegetation in the Conservation Unit in Pará.

Vale has a partnership with ICMBio to support the management of the protected areas in the Atlantic Forest biome, such as the Sooretama Biological Reserve, which is contiguous to Vale’s Natural Reserve and forms the most important forest block of 50,000 hectares intended for preservation in Espírito Santo. The partnership involves inspection, research, fighting illegal extraction of forest resources, and fire prevention and fighting, besides environmental education.

Waste management and contaminated areas

The solid waste management activities are regulated by the National Solid waste policy, established by the Federal Law nº 12.305/10. This law establishes shared responsibility for the life cycle of the products of all parties involved in the waste management chain, as well as providing a series of instruments for the implementation and operationalization of the National Solid Waste Policy.

All Vale’s operating units are required to submit to the competent environmental agency their annual waste inventory, considering the quantities generated and their destination, and also must to maintain documentation proving compliance with the obligations set forth in the National Solid Waste Policy, for possible future inspections.

Some types of solid waste have specific norms for their management due to their specificity, such as:

• Suppression timbers, which have their own generation and destination tracking and control system;

• Radioactive waste, regulated and managed specifically by CNEN;

• Waste of explosives, which are regulated and controlled by the Army;

• Some chemical residues controlled by the federal police;

• Waste of health service, which are regulated and controlled by ANVISA.

All areas suspected or evidence of contamination must be investigated and if the risk analysis demonstrates the need for intervention, it should be targeted for remediation until the risks are controlled. The areas identified as contaminated must be reported to the competent environmental agencies, which will monitor and inspect the remediation actions. Failure to fulfill responsibilities may lead to administrative and criminal sanctions, in addition to civil damages.

The owner of a contaminated property is obliged to repair any environmental damages caused in the area, regardless of the causes of contamination, which can lead to significant expenses (the explorer and/or the owner of the property may have to bear such obligation). It also should be noted that liability for environmental damage is not subject to limitation, that is, it does not expire in the course of time.

Caves

The underground natural caves are considered assets of the Federal Government by the Constitution of 1988 and are comprised by the national speleological heritage. The intervention in underground natural caves is regulated by Federal Decree No. 99,556/1990 and amended by Federal Decree No. 6,640/2008, which deals with the form of intervention in these areas, according to the degree of relevance of the caves and their respective areas of influence. The interference in caves imposes the need to carry out specific technical studies, of which methodology for classification of the cave’s degree of relevance is defined by Normative Instruction of the Ministry of the Environment (MMA) No. 02/2017, and is the subject of constant technical discussions with the involved bodies. The occurrence of natural underground caves can be decisive in the planning and implementation of new mining projects, limiting or modifying the exploitation plans, as well as generating additional costs related to the preservation of caves or compensatory measures due to impacts caused to them. It is possible that, in some of its iron ore mining operations or projects, Vale may be required to limit or modify its mining plans or to incur additional costs to preserve caves or to compensate for the impact on them, with potential consequences for production volumes, costs or reserves in its iron ore business.

Archaeological sites and areas of historical and cultural interest

The Federal Constitution establishes, in its art. 2016, that the Public Authorities and the civil society are responsible for protecting the cultural heritage. In areas with potential occurrence of archaeological sites and areas of historical and cultural interest, the Company must obtain the authorization of the Institute of National Historical and Artistic Heritage (IPHAN) and/or similar bodies at the state and municipal levels, both in the planning and implementation phases of the projects. Unauthorized intervention in cultural, historical and archaeological areas is considered an administrative infraction subject to the application of penalties.

The actions adopted by Vale, pertinent to the dissemination and safeguarding of Cultural Heritage, take place in all phases of the project and not only in the planning phase. At the date of this Reference Form, Vale has more than 20 historical archaeological sites and more than 10 prehistoric archaeological sites within Vale’s properties, several of these sites being listed as historic places and coexisting with the Company’s operations. Also present in our operations are Buildings of historical interest or effectively listed as historic places, such as the building of the Belo Horizonte Central Railway Station, the Ouro Preto and Mariana Railway Stations and the building of the Memorial Minas Gerais Vale, in Praça da Liberdade, Belo Horizonte.

Vale is responsible for the protection, maintenance and guarantee of enjoyment by the communities, of all this Cultural Heritage, providing a service of great relevance to Brazil.

Water Resources

According to the National Policy for Water Resources 9,433/1997, the company is subject to the granting by the Public Authorities of the rights to use the following water resources: (1) derivation or capture of a portion of the water in a water body for final consumption, including public supply, or production process input; (2) extraction of water from a underground aquifer for final consumption or production process input; (3) discharge into a water body of sewage and other treated or untreated liquid or gaseous effluents for the purpose of dilution, transportation or final disposal; (4) use of hydroelectric potential and (5) other uses that alter the regime, quantity or quality of the water in a water body.

The Company complies with its quantitative and qualitative monitoring of water resources and effluents, which includes its legal obligations (licensing, permits, permits, etc.).

Carbon Emissions and Climate Change

The physical effects of climate change can affect the Company’s operations, through damage to equipment and assets, interruption in the provision of services etc., with the potential to generate impact on the production schedule and operational costs.

The possible adoption of a governmental policy for carbon pricing, either by imposing a rate (or tax) on greenhouse gas emissions, or by creating a carbon market, consequently imposing a limit for the Company’s emissions, may require additional investments to reduce emissions. In particular, regulatory measures aimed at taxing carbon emissions in international shipping may raise ocean freight costs for the Company. At the limit, depending on technical and economic feasibility, carbon pricing can influence changes in the Company’s energy matrix and in the technology of existing and future processes.

The Company has the Global Policy on Mitigation and Adaptation to Climate Change that defines the corporate guidelines for addressing the issue in the company and in the controlled group. As described in one of the pillars of the aforementioned policy, the company has an initiative to engage the supplier chain on climate change.

In 2017, Vale joined the Task Force for the dissemination of financial information related to the climate (TCFD), with the aim of working internally for the proper dissemination of the risks of climate change to investors and stakeholders  in general.

In 2018, Vale already achieved the 5% emission reduction target, which was set for 2020, and set the a new 16% emission reduction target to be achieved until 2030, considering 2017 as the base year.

Vale annually discloses information on greenhouse gas emissions in the Sustainability Report and publishes relevant information on the management of the issue in the CDP.

Indigenous Peoples

In the year 2015, the Interministerial Ordinance MMA/MJ/MinC/MS No. 60 was promulgated, providing for the performance of the National Indian Foundation - FUNAI in the environmental licensing processes at the federal level, determining that Vale carries out specific studies for assessment of impacts caused by operations and projects near indigenous lands, as well as propose measures of control and mitigation resulting from such impacts.

Also according to Interministerial Ordinance 60/2015, the participation of the National Indian Foundation (FUNAI) in the environmental licensing of projects will occur whenever such projects are located in indigenous lands, or present elements that may cause direct socio-environmental impacts to indigenous lands, (e.g., mining or railways located up to 10 kilometers away from the Indigenous Land in the Legal Amazon).

Vale conducts prior, free and informed consultation/consent processes with the Awa, Guajajara, Kaapor, Hawkeye and Kayapo and with the quilombolas communities due to the licensing processes of the Carajás-EFC railway. Vale is in the process of implementing the Basic Environmental Plan with the Awa, Guajajara, Kaapor, Kayapo, Tupiniquim and Guarani, Quilombolas of EFC and the Support Program to the Indigenous communities of EFC.

Environmental Liability

Environmental liability can occur in three diverse and independent levels: (i) civil; (ii) administrative and (iii) criminal.

•                  Civil Liability: The entrepreneur, regardless of the existence of guilt, must indemnify or repair the damages caused to the environment and to third parties affected by their activities. Environmental legislation also stipulates the joint character of the polluters’ liability (art. 3, item IV, Federal Law No. 6,938/81), which implies the possibility of holding accountable all those who, directly or indirectly, cause harm to the environment.

•                  Administrative Liability: Administrative liability derives from an action or omission that violates the legal rules of use, enjoyment, promotion, protection and recovery of the environment, as defined in the legislation (art. 2 of Federal Decree No. 6,514/08). Sanctions against an administrative infraction may include warning, fine, product destruction, suspension of product sale and manufacture, embargo of construction works or activity, demolition of construction works, among other restrictions on rights.

•                  Criminal Liability: With criminal implications, Federal Law No. 9,605/98 (Environmental Crimes Law) subjects to its effects any individual or legal entity that engage in behaviors considered harmful to the environment. In this respect, it should be noted that environmental liability in the criminal sphere is subjective in nature, that is, it requires the demonstration of culpability (intent or fault) of the agent. The Law also provides for the possibility of disregarding the corporate entity whenever this is an obstacle to reimbursement losses caused to the quality of the environment. The penalties applicable to legal entities may be (i) penalty; (ii) partial or total suspension of the activity; (iii) temporary interdiction of establishment, construction work or activity; and, (iv) prohibition of contracting with the Public Authorities, as well as obtaining subsidies, grants or donations.

Other Considerations on Environmental Legislation

Environmental legislation is becoming more stringent around the world, which can lead to higher costs for compliance with environmental laws. In particular, the Company expects more attention from several Governments on issues associated with the reduction of greenhouse gas emissions as a result of concerns about climate change, especially after the entry into force of the Paris

Agreement at the end of 2016. There are several examples of environmental regulation and compliance initiatives that may affect the Company’s operations:

•                  Canada In Canada, tougher regulations on water effluents are being proposed by the government, and a cap on greenhouse gas emissions and trade regulation are being enacted in Ontario and proposed in Manitoba and Newfoundland and Labrador, which could affect Company. In Canada, Vale is making significant investments to ensure compliance with regulations for atmospheric emissions, which include, among other things, sulfur dioxide, greenhouse gas emissions, particulates, and metals.

•                  Indonesia Under the Indonesian Government Regulation of 2014 on waste B3, PTVI slag is classified as hazardous waste, and PTVI submitted a formal request to the regulatory body for approval.

•                  China An amendment to the environmental protection law was approved in April 2014, imposing tougher obligations on prevention and control of pollution to companies and providing for more severe penalties. This modification could adversely affect coal exports from Mozambique’s Vale to China.

•                  New Caledonia A law passed in the Southern New Caledonia Province in February 2014 has imposed stricter limits on emissions of nitrogen oxide, sulfur oxide and particulates from large power plants, which will affect the power plant that supplies electricity to the VNC. This is expected to result in an increase in the price of energy paid by VNC.

Regulation Applicable to Dams

In May 2016, the state of Minas Gerais issued decree no. 46,993/16 ordering an extraordinary immediate evaluation of the stability conditions of the upstream raising dams and suspending new licensing procedures for new upstream raising dams or the enlargement of those using or already using the upstream raising, until the environmental authority of the state defined new rules and procedures. Vale conducted extraordinary audits on the stability conditions of its upstream dams and no anomalies were identified.

Vale has filed reports with the local government authorities in September 2016 and respective Stability Condition Statements (DCE). In March 2017, the state of Minas Gerais published Decree No. 47,158/17, amending Decree No. 46,993/16, which determined that dams already raised by the upstream method, but which had their stability conditions proved by the extraordinary audit, could be raised by other constructive methods.

In May 2017, Ordinance No. 70,389 was published by the National Department of Mineral Production (DNPM), which revoked DNPM Ordinances No. 416/12 and 526/13, and brought several new obligations to mining companies. The main changes refer to the semiannual periodicity of the Regular Safety Inspections of Dams (auditing), the criteria for the execution of the Periodic Safety Review of dams, the Internal Training for the Emergency Action Plans, the Warning Systems and Dam Monitoring System. The Integrated Mining Dams Safety Management System (SIGBM) was also created, with the objective of registering the dams by the entrepreneur and continuously updating their data in a dedicated and specific platform for this.

In May 2017, the DNPM (predecessor of ANM) created new obligations for companies operating the mining dams in Brazil, mainly:

•                       Audit: Companies operating mining dams must conduct two annual stability audits for each dam and prepare a stability condition report and the corresponding Stability Condition Statement (DCE). One of these audits must be conducted by external auditors.

•                       Periodic Safety Review of Dam - RPSB (“RSPB”): The report must include a detailed analysis of the documentation of all dams, including projects and procedures, structural stability analysis and impacts on neighboring communities, including studies on risks and failures. Companies that exploit or own mining dams classified as high-potential associated damage (“DPA”) have completed these studies for such structures in June 2018, while the average DPA mining dams were completed in December 2018. Studies for mining dams with low DPA should be completed by June 2019. RPSB reports should be renewed every 3, 5 and 7 years for high, medium and low APD, respectively, and whenever any structural modifications are made.

•                       Emergency Action Plan Training for Dams: Companies that operate high and medium DPA mining dams with downstream population and environmental impact with risk score 10 must conduct two annual training sessions of the emergency action plan for their employees.

•                       Monitoring: Video monitoring must be implemented on all high DPA dams until June 2019.

In February 2019, the ANM issued a resolution on dam safety, demanding that the companies owning tailings dams submitted a decommissioning technical project until August 2019 and decommissioned any upstream tailings dams until August 2021, except those still in operation of which deadline is August 2023, provided the technical project guarantees the safety of operations. In addition, the resolution requires the decommissioning of the Company’s facilities within the Self-Rescue Zone of a tailings dam. This new resolution is already in place, but is also in public consultation for publication of new version with the necessary adjustments.

In February 2019, a new law approved by the state of Minas Gerais prohibits the increase, modification or construction of an upstream raised dam in its territory. This law also prohibits the increase, modification or construction of any dam if there are communities established within its Self-Rescue Zone, an area that encompasses the portion of the valley downstream of the dam, where there is no time for the competent authorities to intervene and evacuate the area in emergency situations. These issues impose certain restrictions on the use of tailings dams and significant restrictions on the Company’s ability to increase any existing dam.

For further information, see item 7.9 of this Reference Form.

Royalties and other impacts on mining activities

In many jurisdictions, Vale is required to pay royalties or taxes on its revenues or profits from extractions and sales of the minerals. These payments constitute an important element of the economic performance of a mining operation. The following royalties and taxes apply in some of the jurisdictions in which Vale has major operations:

•                  Brazil. Vale is required to pay a royalty known as Financial Compensation for the Exploitation of Mineral Resources (CFEM) on sales revenues, net of taxes, of mineral products extracted by Vale, deducting the costs of insurance and transportation. The calculation of the CFEM is done as follows: (i) for sales in the domestic market, the basis of calculation of CFEM is the revenue of sales, net of contributions and taxes on the sale; (ii) for exports, the basis for calculating CFEM is the value equivalent to the transfer price in federal income tax legislation; and (iii) for the internal consumption of minerals of a company, the basis for calculating CFEM is the equivalent of the current price of the ore in the domestic market, in international markets or a reference value, to be determined by the ANM. The current CFEM rates are: 3.5% for iron ore, 2% for copper, nickel, fertilizers and other materials, 3% for bauxite, potassium and manganese ore; and 1.5% for gold.

Brazilian states. Several Brazilian states, including Minas Gerais, Pará and Mato Grosso do Sul, charge a tax on mineral production (TFRM), at rates ranging from R$ 0.50 to R$ 3.593 per metric ton of minerals produced or transferred from the state.

•                  Canada. The Canadian provinces where Vale operates charge a profit tax on mining operations. Profit from mining operations is generally determined by reference to the gross revenue from sales of the mine products and deducting some costs, such as mining and processing costs and investment in processing assets. The tax rates of mining provided by law are 10% in Ontario, with graduated rates of up to 17% in Manitoba and a 16% combined mining and royalty tax rate in Newfoundland and Labrador. The mining tax paid is deductible for company income tax purposes.

•                  Mozambique The mining contract signed in June 2007 with the Mozambican government requires payment of a royalty known as the Mining Production Tax (IPM) on sales of extracted coal, net of insurance and transportation costs incurred before sales. Currently, the royalty rate on coal mining activity in Mozambique is 3%.

•                  Indonesia. Vale’s subsidiary PTVI pays 2% mining rights over its nickel matte revenues, when LME nickel prices are below US$ 21,000 per metric ton, and 3% on their nickel matte revenues when LME nickel prices are equal is or greater than US$ 21,000 per metric ton.

•                  New Caledonia The New Caledonia mining code requires Vale to pay royalties linked to the ownership of mining concessions. The basis for calculations is (i) 800 Pacific Francs per hectare when the area in question is less than 15,000 hectares and (ii) 1,000 Pacific francs per hectare when the area in question is greater than 15,000 hectares.

Regulation of other activities

In addition to the regulation of mining and environment, Vale is subject to comprehensive regulatory regimes for some of its activities, such as rail transportation, port operations and electricity generation. It is also subject to the more general legislation on workers’ health and safety, security and support for communities close to mines and other issues. The descriptions below refer to some of the other regulatory regimes applicable to your operations:

•                  Regulation of the Brazilian railways. Vale’s Brazilian rail business operates according to concession agreements with the Federal Government, and its railway concessions are subject to the regulation and supervision of the Ministry of Infrastructure and the National Land Transportation Agency (ANTT). The EFC and EFVM concessions expire in 2027 and can be renewed at the discretion of the Federal Government. VLI also secured a subconcession contract for commercial operation of a 720 km segment of the FNS Railway in Brazil, which expires in 2037, while FCA and MRS concessions win in 2026. Rail prices can be negotiated directly with the users of these services, subject to the maximum tariff limits approved by ANTT for each of the concessionaires and each of the different products transported. The ANTT regulations also oblige concessionaires to grant rights to use the railway (trackage rights) to other railway operators, to make investments in the rail network, as well as to meet certain productivity requirements and Security, among other obligations. In 2016, Vale and other railroad concessionaires in Brazil began discussions with ANTT about the possibility of early renewal of railroad concession agreements , which are in progress. The approval would require a formal analysis of the economic and technical conditions by the federal government, the Federal Court of Auditors (TCU) and the approval of the Board of Directors of Vale. As part of the process, nine public hearings took place in 2018 and the technical analysis of the ANTT is in the final phase. If an early renewal of the concessions is agreed, Vale may agree on additional performance indicators, new investment obligations and new service standards.

•                  Regulation of Brazilian ports. Port operations in Brazil are subject to regulation and supervision by the National Agency for Transport Aquaviaries (ANTAQ), the federal agency responsible for maritime transport services, and the Ministry of Infrastructure, through the Secretariat of ports of the Presidency of the Republic (SNP), whose purpose is to formulate policies and guidelines. The agreements for Vale to operate its private terminals are valid until 2039, except for the contract with CPBS, which will expire in 2026.

•                  Regulation of chemical products. Some of Vale’s products are subject to regulations applicable to the marketing, distribution and use of chemical substances present in its composition. For example, the European Commission has adopted the European Chemicals Policy, known as REACH - Registration, Evaluation and Authorization of Chemicals (REACH). According to REACH, European manufacturers and importers are required to register substances before they enter the European market and in some cases may be subject to an authorization procedure. A company that does not comply with the REACH regulation may receive fines and penalties. Vale complies with the requirements of REACH regulations. In addition, South Korea is currently implementing a regulation similar to REACH, and the company provides for further expansion of regulations such as REACH in other Asian countries.

•                  Regulation of international shipping. Vale is subject to the health, safety and environmental regulations issued by the International Maritime Organization (“IMO”). The IMO rules apply not only to international shipment categories, but also to the types of cargo transported, including special rules for iron ore, coal, nickel and copper. IMO is currently debating new measures to improve the energy efficiency of international maritime transport, and curb general greenhouse gas emissions. In April 2018, the reduction targets were defined as part of the initial IMO strategy to curb emissions from the sector. These targets include a 50% reduction in greenhouse gas emissions by 2050, based on the levels of 2008. The organization will reach a final strategy, including the measures to be adopted, up to 2023. These measures can increase our freight cost in the future.

In 2016, IMO also approved a regulation establishing limits for the emission of sulphur oxides, which will enter into force in 2020. This regulation can increase the cost of freight due to the need to use low-sulphur fuels or to install additional pollutant control equipment to limit atmospheric emissions. In addition, the International Convention for the Control and management of ballast water and sediments of ships entered into force in September 2017 for new ships (those with pounds beaten after that date). For existing ships, the convention will enter into force in stages to begin in September 2019, and after that date, each vessel will have a specific deadline to adjust, and the global fleet must be in full compliance by September 2024. Under This Convention, all ships complying during their international voyages are required to manage their ballast water and sediment in accordance with defined requirements, which may also result in increases in freight costs and port operating costs. b.

Company’s environmental policy and costs incurred to comply with environmental regulation and, if applicable, other environmental practices, including adherence to international environmental protection standards

In order to materialize this goal, Vale develops and implements policies, guidelines and principles associated with its activities, products and services that are periodically evaluated and revised, whenever necessary. Regarding sustainability, Vale has a global policy related to environmental aspects and social performance aligned with ISO standards, the Global Climate Change Policy and the Human Rights Policy.

These commitments, together with specific programs and plans developed for each Vale operation, provide the necessary guidance to achieve its sustainability objectives, providing continuous improvement with repercussion on its short, medium and long term business decisions.

The integrated Health and safety and environment Management system, SGI Vale, aims to identify, analyse and control environmental aspects/impacts, as well as hazards and risks for workers, the environment and communities using actions of Control and mitigation, compleming as compensation and recovery measures, where necessary. Monitoring programs, with key indicators, attest to the effectiveness of the implemented controls and allow the identification of corrective / preventive actions, whenever necessary.

The SGI is based on the Sustainability Policy and has its management elements, in line with the ISO 14001 and OHSAS 18001 standards defined in the Sustainability Standard (NFN 009) and its Management Manual containing 12 requirements. Periodic audits are carried out together with the Vale operations in order to attest to the effectiveness of the SGI, and the possible nonconformities identified are handled and managed through the ERP system using a specific module.

For base metals, operations with ISO 14001 certification are: Oman, Indonesia, China, Wales, Japan, Salobo, Sossego and Onça Puma; and those with OHSAS 18001 certification are: Salobo, Sossego, Onça Puma, Wales and China. Currently, the certification of the other operations that were part of the ISO14001 multisite scope, especially the ferrous metal operations, is suspended due to the rupture of Dam I of the Córrego do Feijão mine.

In the last 3 years, approximately US$ 1.5 million have been invested in environmental management actions, such actions being aimed at complying with regulation or other environmental practices.

For Vale the main types of atmospheric emissions are particulate matter (PM), sulfur oxides (SOx) and nitrogen oxides (NOx). The management of the Company’s atmospheric emissions is initiated by the inventory of sources, which can be fixed or movable, punctual or diffuse, followed by the adoption of control systems and emission monitoring plans. We also maintain air quality monitoring stations in the vicinity of operating units. The Company seek continuous improvement of the operational processes and adoption of new technologies, focusing on the reduction of fixed source emissions and improvement of air quality indicators.

The most significant atmospheric emissions are particulate matter from diffuse sources (fugitive emissions), such as vehicle traffic on unpaved roads, exposed areas subjected to wind-drag, ore handling and bulk materials and Rail. O material particulado proveniente destas fontes difusas é monitorado em pontos definidos em conjunto com os órgãos ambientais e que buscam representar a área da unidade operacional e comunidades no entorno.

Vale acts strongly to reduce these diffuse emissions, adopting control measures such as the improvement of sprinkler systems, use of dust suppressor products, enclosed conveyor belts and transfer houses, windfences(2), slope revegetation and improvement in management processes.

Emissions from fixed sources enable more consistent monitoring, since these installations have chimneys and allow to implement specific control actions, such as electrostatic filters and precipitators integrated by Online systems, which aim to ensure the control of Vale’s legal requirements and performance standards.

Another relevant aspect of the integrated management system is the theme of water resources, essential input for operations. The optimization of its use and the control and treatment of the effluent generated are present in the routine of the managers through the implementation of

(2) The approximate difference of 11,000 hectares of legal reserve disclosed in the previous report refers to the exclusion of the database for properties of Fertilizer operations and projects and other properties that are no longer assets of the company.

monitoring plans, analysis of indicators, setting goals and also in the pursuit of development of New technologies.

The guidelines for decommissioning of assets and mine closure include good practices and corporate procedures, implemented throughout the life cycle of the enterprise. Such procedures include the composition of the provision for decommissioning assets, aligned with the guidelines of the Securities and Exchange Commission of Brazil - CVM and of the Securities and Exchange Commission - SEC (IAS 37 and Sarbanes-Oxley Act). The definition of the future use of each unit is established in the Mine Closure Plan, considering environmental, social and economic aspects, according to specific operational procedures. All of Vale’s operations have a current Mine Closure Plan.

Regarding geotechnical risk management, the dams are highly relevant within the Integrated Geotechnical Risk Management System. They are frequently inspected and monitored by qualified and dedicated teams and are subject to external safety audits (diagnostics), periodic safety reviews, Risk (prognostic) reviews, and evaluations by an International Expert Panel. All of these processes support the structure performance analyzes, which involve assessments of the physical stability and hydraulic safety of the dam. In March 2018, external audit was held in attendance to ordinance 70,389 of 2017, and all the audited structures had their condition of stability guaranteed, with the issuance of the declarations of stability condition (DCEs) by the auditors. The dams are managed based on procedures of operation, maintenance, inspection and monitoring elaborated in order to meet the legal requirements and all good national and international practices of dam safety. Among the international standards used as reference are the guidelines of the International Committee for Large Dams (ICOLD) and the Canadian Mining Association (MAC). It should be noted that, in 2017, Vale joined ICMM, an important international entity that advocates good practices in the global mineral industry.

Vale’s environmental performance also involves the recovery of degraded areas (“RAD”), a set of interventions whose purpose is to restore the altered sites to a condition of physical, chemical, biological and socioeconomic stability. It applies both to areas that have been affected by the typical activities of the company (opening of access routes, mine operation, industrial and administrative installations, etc.), and in places where environmental conditions have been altered by other Economic activities (agriculture, livestock, etc.) as a form of environmental compensation (areas acquired for this purpose; Conservation units) and/or environmental regularization of the properties occupied by the company (legal reserves, permanent preservation areas). The recovery can be performed in different environmental compartments (water, soil, vegetation cover), in an individualized or integrated way, in accordance with the specific characteristics of the sites to be recovered and with the intended future uses. Therefore, RAD may involve procedures of a manual, mechanized or combined nature, with varying degrees of intensity, lead times and costs.

Vale operates in several regions, including areas of high cultural value and high relevance to biodiversity. In all its projects and operations Vale develops actions to (i) avoid, mitigate, monitor and compensate for the negative impacts, and (ii) potentialize the positive impacts in the locations where it operates. In addition, it develops and supports actions that encourage research and conservation of biodiversity and the sustainable use of natural resources. Among these, Vale maintains its own protected natural areas and, in partnership with government agencies, supports the maintenance of several conservation units contributing to the conservation of threatened species and biomes, as well as promoting engagement with communities, scientific insights and other relevant actors .

In order to build a constructive relationship, Vale establishes voluntary agreements with indigenous peoples who are in their areas of influence, focusing on ethnic identity development, territorial protection, cultural strengthening, among others, in order to contribute to the improvement of quality of life and the self-sufficiency of these peoples. In addition to voluntary agreements, when the company’s licensing processes identify risks and/or direct or indirect impacts on indigenous lands, the Environmental Basic Programs are also implemented to mitigate these risks/impacts.

Vale’s sustainability policy brings guiding principles of relationship with indigenous peoples and traditional communities, following international standards. To implement its actions, the company counts on a multidisciplinary team and indigenist. In addition, it works with reference entities such as the National Indian Foundation (Funai), the Special Secretariat for Indigenous Health (SESAI) and the Palmares Cultural Foundation (with a focus on quilombolas populations), in Brazil, putting into practice the positioning of International Mining and Metals Council (ICMM) on mining and indigenous peoples. Vale maintains an active relationship with 43 traditional communities and 24 indigenous peoples, and executed 39 agreements with these populations, including the mandatory impact mitigation programs established by the legislation of each country. There are 40 traditional communities in Brazil and 2 in Malaysia and Peru; and 12 indigenous peoples in Brazil and 12 abroad (Canada, Indonesia and New Caledonia).

For more details on the above information, please refer to the company’s sustainability report, available for consultation on the website indicated in item 7.8 (d) of this reference form.

c. dependence on patents, trademarks, licenses, concessions, franchises, royalty contracts relevant to the development of activities.

Vale operates mines, railways, ports, marine terminals and hydroelectric plants, generally through concessions granted by federal and state governments in several countries. Therefore, Vale depends on the concession of operating licenses of such assets for the development of its Vale activities. For more information on Vale’s licenses and concessions, see item 9.1 b of this reference form.

Moreover, Vale’s portfolio of intangible assets, as a whole, generates added value for the operational units in different respects, whether by its commercial bias, which involves the transfer of technology, open innovation and economic exploitation, either as Unique tool of competitiveness, because it creates technological barriers to competitors, freedom of operation, or even as an instrument of productivity increment and/or reduction of personal and environmental risks, as patents related to technologies Health and safety of employees in strategic areas. Among the intangible assets, Vale considers its records for the brand “VALE” one of the most relevant for Vale’s activities, which, together with the other assets, bring the right and indirect technical and financial benefits to Vale’s activities in Various production fronts.

7.6 - Relevant revenues from abroad

The following are the Company’s significant revenues from abroad in the last three fiscal years:

R$	Fiscal year ending on December 31
million	2016	%	2017	%	2018	%
North America	7,553,000	7.98	7.399.000	6.82	7,346,000	5.46
USA	3.475.000	3.67	4,183,000	3.85	4,937,000	3.67
Canada	4,078,000	4.31	3,216,000	2.96	2,409,000	1.79
South America	8,343,000	8.82	13,210,000	12.17	14,849,000	11.04
Brazil	7,103,000	7.51	11,091,000	10.22	11,860,000	8.82
Others	1,240,000	1.31	2,119,000	1.95	2,989,000	2.22
Asia	58,027,000	61.32	64,129,000	59.09	79,825,000	59.36
China	43,778,000	46.26	44,847,000	41.32	56,283,000	41.85
Japan	6,019,000	6.36	7,836,000	7.22	10,066,000	7.48
South Korea	3,041,000	3.21	4,482,000	4.13	4,772,000	3.55
Taiwan	2,147,000	2.27	2,231,000	2.06	1,882,000	1.40
Others	3,042,000	3.21	4,733,000	4.36	6,822,000	5.07
Europe	16,042,000	16.95	17,570,000	16.19	22,374,000	16.64
Germany	4,772,000	5.04	4,414,000	4.07	6,058,000	4.50
France	1,471,000	1.55	1,761,000	1.62	2,412,000	1.79
United Kingdom	1,123,000	1.19	1,106,000	1.02	1,147,000	0.85
Italy	1,589,000	1.68	1,673,000	1.54	2,029,000	1.51
Others	7,087,000	7.49	8,616,000	7.94	10,728,000	7.98
Other countries	4,668,000	4.93	6,224,000	5.73	10,089,000	7.50
Net Revenue	94,633,000	100.00	108,532,000	100.00	134,483,000	100.00

7.7 - Effects of foreign regulation on activities

For information on the effects of foreign regulation on Vale’s activities, see item 7.5 of this Reference Form.

7.8 - Socio-environmental policies:

(a)                                 if the issuer discloses social and environmental information:

1.         Does it publish a sustainability report or similar document?

The Company publishes a Sustainability Report, aligned with the Global Compact Principles and the Sustainable Development Goals (SDG). Vale works to transform natural resources into prosperity and sustainable development. This goal is achieved when business generates value to shareholders and other stakeholders, while supporting social strengthening, the development of regional economic vocations, and environmental conservation and recovery through a conscious and responsible management, voluntary business actions and partnerships with the various levels of government, public institutions, other companies and civil society. Vale follows the Guiding Principles for Business and Human Rights of the United Nations. Vale is also committed to reducing greenhouse gas emissions.

In the search for continuous improvement in its operations, Vale has a broad variable compensation program that impacts its own employees and is a way of rewarding them for their contribution to the company’s results. In this program, the dimensions of sustainability are present, along with economic and operational indicators. The key performance indicator (KPI) of sustainability is composed of indicators related to water, energy, forests, climate change, socioeconomic contributions in the territories and (social and environmental) management of operational impacts. There is also the goal of health and safety, composed mainly by the evolution of the implementation of the Integrated Management System (IMS) and evolution in the profile of safety, health and environmental risks.

The indicators are negotiated and defined in the scope of operations and subsequently grouped to compose the note of the company’s high leadership.

The Company, with the support of its Board of Directors, reaffirms in its Sustainability Report its commitment to the United Nations’ Global Compact, however, due to the rupture of the Corrego do Feijão Dam, in respect to the Global Compact and its Members, the Company requested its removal, which was effected on May 2, 2019.

Regarding the environment, the carbon theme reached, in 2018, its proposed multi-annual goal of a 5% reduction in direct greenhouse gas emissions in 2020 and it was defined, for 2030, a reduction of emission intensity (3) (tCO2/T equivalent iron ore) of 16% (considering the base year of 2017). In 2018, Vale defined a new goal for using water resources, which consists of a 10% reduction, in a global way, in its new water uptake up to 2030 (considering the base year of 2017). For recovery of degraded areas (RDA), a goal was also defined for 2030, which involves implantation of the recovery of 10,000 hectares.

In addition to the long-term environmental goals, targets were set for the construction of a positive legacy in the communities and the social permit to operate. Programs to increase community income generation, strengthen basic education and access to health, treatment of critical issues and human rights themes are among the company’s focus for strengthening social capital.

In line with sustainability practices, Vale continues to implement measures aimed at reducing the accident rates. In Brazil, in 2018, the LTIFR (rate of work-related accidents with leave), as measured by the number of work-related accidents with leave per million man-hours worked, was 0.56. The TRIFR (personnel accident rate), in terms of number of work-related accidents per million man-hours worked, was 2.25.

(3) Wind barriers that surround product storage yards and reduce the sweeping of dust.

2.         Do you have a socio-environmental responsibility policy?

Vale is in constant process of evolution and works to transform natural resources into prosperity and sustainable development. This goal is achieved when business, in particular mining activities, generates value for shareholders and other stakeholders, while supporting social strengthening, the development of regional economic vocations and the Environmental conservation and recovery. The company establishes global policies, such as the sustainability policy, the socio-environmental investment policy, the human rights policy and the policy of mitigation and adaptation to climate change.

In this way, the company has (i) a sustainability policy, in order to contemplate improvements in the management of health, safety, environment and communities, as well as (ii) A Social action guide, guided by the principles and guidelines of the Code of Conduct Ethics, anti-corruption policies, human rights and sustainability, which aims to construct a relationship of respect and trust with the communities of the territories where Vale operates, according to priorities and specificities of each territory and with the Objective of leaving a positive social, economic and environmental legacy, considering the current public policies and the local social actions of the sectors: public, private and civil society.

In order to guide its social investment, Vale launched in 2018 the Socio-Environmental Investment Policy, which has general guidelines for the planning and execution of Socio-Environmental Investments.

In order to increase the effectiveness of the Social performance process, as well as the measurement of the results of its actions and the continuity of the process of establishing guidelines for its social performance, in 2017, Vale defined normative procedures with Technical guidelines for the management of demands and of relationship plans and social investment, and also for the evaluation of their criticality of communities.

(b)                            the methodology followed in preparing this information:

The methodology used to prepare the Sustainability Report is the Global Reporting Initiative (“GRI”). The GRI guidelines constitute an international reference for all those interested in disseminating information on how organizations are managed, their environmental, social and economic performance and impacts in these areas. GRI offers principles, content and an implementation manual so that different organizations, regardless of their size, sector or location, can elaborate sustainability reports. Vale 2017 Sustainability Report was prepared as a GRI Standard version, Comprehensive option.

(c)                             if this information are audited or reviewed by an independent entity:

The Sustainability Report is audited annually by an independent audit firm. The 2017 Sustainability Report was audited by SGS ICS Certificadora Ltda. (SGS).

(d)                            The page on the worldwide network of computers where this information can be found:

The Company’s Sustainability Report is available at http://www.vale.com/brasil/EN/aboutvale/relatorio-de-sustentabilidade-2017/Pages/default.aspx.

The Company’s Sustainability Policy is available at: http://www.vale.com/en/suppliers/code_conduct/documents/sustainability_policy.pdf

The Company’s Human Rights Policy is available at: http://www.vale.com/en/suppliers/code_conduct/documents/human%20rights%20policy.pdf

The Company’s Policy on Mitigation and Adaptation to Climate Change is available at:

http://www.vale.com/EN/suppliers/code_conduct/Documents/Climate%20Change%20Mitigation%20and%20Adaptation%20Policy.pdf

7.9 — Other relevant information

The impacts of dam disruption on operations and results of operations will be very significant, but their overall scale and scope remains uncertain. Some of the key impacts are described below.

Failure of the tailings dam at the Córrego do Feijão Mine

On January 25, 2019, a tailings dam (“Dam I”) failed at our Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, which affected our administrative area at the Córrego do Feijão mine and parts of the communities of Córrego do Feijão and Parque da Cachoeira outside of Brumadinho, reaching the nearby Paraopeba River. The dam failure resulted in 270 fatalities presumed fatalities, and also caused extensive property and environmental damage in the region.

The causes of the accident are still uncertain and are being investigated by Vale and the Independent Extraordinary Advisory Committee, as well as several government officials. Vale is fully cooperating with the authorities and investigations into the failure of the dam.For more information on this Committee, see item 12 of this Reference Form.

Dam I:

The Córrego do Feijão mine is part of the Paraopeba complex, in the Southern System. Dam I was first built in 1976 by Ferteco Mineração, a company we acquired in 2001. Dam I received disposed tailings from the Córrego do Feijão and Jangada mines from 1976 until it became inactive in 2016. Dam I contained approximately 11.7 million cubic meters of iron ore tailings.

The dam was raised by building successive layers (lifts) above the tailings accumulated in the reservoir, a technique known as the “upstream” method. There are two other raising methods, the “downstream” method and the “centerline” method, in which the dam is raised by placing new layers away from the initial dam or on top of it, as opposed to over the accumulated tailings. Each one of these methods presents a diferent risk profile.

The failure of Dam I impacted another dam located in the Córrego do Feijão mine, namely, Dam IV. Such dam was impacted by the tailings debris flow from the failure of Dam I. Due to the ongoing investigation into potential damages from the impact of the tailings debris, it has not received the certification of stability (Stability Condition Statement, or “DCE”) required by the rules of the national mining agency, the ANM (Agência Nacional de Mineração). Dam VI is being continuously monitored.

The Jangada mine, also located in the Paraopeba complex, was not affected by the tailings debris flow, but its operations were suspended because of the closure of Feijão processing plant, which processed the run-of-mine of the Jangada mine.

Response by Vale

Vale’s senior management has been focused on emergency and long-term initiatives, with three main purposes: (i) providing assistance to victims and remediation of the affected area, (ii) determining the causes of the failure of Dam I, and (iii) preventing further accidents through improved standards and accelerated decommissioning of upstream dams.

(a) Assistance and remediation efforts

Immediately following the failure of Dam I, we contacted the local authorities and activated our Emergency Mining Dam Response Plan (Plano de Ação de Emergência de Barragens de Mineração (PAEBM)) to rescue and provide immediate humanitarian assistance to affected parties, including employees and members of the community. We also mobilized our teams to monitor the Paraopeba River basin, rescue wildlife and domestic animals and support sanitation measures. We mobilized over 400 doctors, nurses, psychologists, social workers and volunteers to set up assistance centers for those affected. These assistance centers provided humanitarian aid, including medical, psychological and social assistance, distributed basic emergency items, including pharmaceuticals, food, potable water and clothing, and provided duplicate records (such as identification cards, marriage certificates, and birth certificates) to those who lost their homes. We also provided 40 ambulances, a support helicopter, shopping vouchers for clothing, accommodation and transportation for over 800 people.

On January 31, 2019, we presented an emergency plan to the Minas Gerais Public Prosecutor’s Office, and to the state and federal environmental agencies, including containment, retention, remediation and recovery actions. The plan contemplates removing debris, installing hydraulic barriers and small dams to assist in the tailings control process, establishing water treatment stations, restoring roads and installing membrane barriers downstream to contain ultrafine sediments and protect the water system on the Paraopeba River basin.

On February 6, 2019, we entered into an agreement with various governmental authorities undertaking to gradually replace our professionals who had been providing assistance to the populations affected since the dam failure, with a team to join the health and social service teams of the city of Brumadinho. We will bear for at least six months the costs of employing 142 professionals, including doctors, nurses, psychologists, physical therapists, occupational therapists, social workers and endemic disease control agents, in addition to administrative and operational professionals, as well as logistics costs incurred by these teams.

On February 15th, 2019, Vale entered into a preliminary agreement with the Public Ministry of Labor to indemnify the direct and third-party employees of the Córrego do Feijão mine who were affected by the termination of this operation. Under the terms of the agreement, Vale will maintain the jobs of its direct employees until December 31st, 2019 and will either assist in repositioning third party employees or pay their salaries until December 31st, 2019.

Vale will also continue to pay wages regularly to the missing people until the authorities consider them to be fatal victims of the event. In case fatalities are confirmed, Vale will pay to the families an amount equivalent to their wages until December 31st, 2019 or until Vale reaches the final agreement with the Public Ministry of Labor. Moreover, Vale will provide a lifelong medical insurance benefit to the widows and widowers and a similar benefit to the dependents of the victims until they are 22 years old.

In a judicial hearing that took place on February 20th, 2019, related to the Public Civil Action n° 5010709-36.2019.8.13.0024, of the 6th Public Treasury Court of Belo Horizonte, Vale entered into a preliminary agreement (TAP) with the State of Minas Gerais, Federal Government and representatives of Public Authorities in which Vale commits to make emergency indemnification payments to the residents of Brumadinho and the communities that are located up to one kilometer from the Paraopeba river bed, from Brumadinho to the city of Pompéu, subject to registration.

Due to this agreement, Vale will pay advance indemnification to each family member through monthly payments during a 12-month period. The total amount of this obligation may vary depending on the number of beneficiaries who will be registered and the number of relatives entitled to the indemnification payments.

The agreement also includes the following measures: (a) independent technical assistance to support the individual indemnities of those affected, if requested; and (b) reimbursement or direct funding of the extraordinary expenses of the State of Minas Gerais and its governmental bodies due to the dam rupture, including transportation, accommodation and food expenses of the employees involved in the rescue and other emergency actions.

On April 5th, 2019, Vale and the Public Defenders of the State of Minas Gerais signed an agreement under which those affected by the Brumadinho dam failure may join an individual or family group out-of-Court settlement agreement for the indemnification of material, economic and moral damages, including indemnification for casualties. This agreement establishes the criteria for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts for each damage.

Vale is taking several measures regarding environmental and fauna impact. We are building a retention dike for the tailings on the affected areas, have installed anti-turbidity barriers for sediment retention alongside the Paraopeba River, mobilized cleaning, de-sanding and dredging the Paraopeba river channel, installed daily collection points of water and barriers for sediment retention alongside the Paraopeba River, Três Marias reservoir and São Francisco river. Additionally, we are conducting studies for building water catchment and treatment stations, and distribution infrastructure.

Vale also has set up an exclusive structure for treatment of the rescued animals, enabling emergency care and recovery before the animals are authorized, after veterinarian assessment, to be returned to their guardians.

Vale paid administrative fines imposed by the State Secretary for Environment and Sustainable Development — SEMAD MG, in the total amount of US$ 27 million (R$ 99 million). We were also notified of the imposition of administrative fines by Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$ 65 million (R$ 250 million), which Vale expects to settle through environmental projects.

In addition, Vale was fined by the daily amount of US$26 thousand (R$100 thousand) until IBAMA agrees that Vale has satisfactorily concluded the fauna saving plan in full. Moreover, the Brumadinho Municipal Department of the Environment has also imposed fines totaling approximately US$ 28 million (R$108 million) due to the pollution caused by Vale. Vale has presented its defenses against of these sanctions.

Vale entered into an agreement with the Brumadinho city, in which Vale will donate to the city an amount of approximately US$ 21 million (R$ 80 million) over the next 2 years. Vale has also signed an agreement to donate US$ 26 million (R$ 100 million) to the Association of Mining Cities of Minas Gerais (“AMIG”) and agreements to make donations to other institutions in the total amount of US$ 29 million (R$ 114 million). In addition, Vale has offered donations of the families with missing members or affected by fatalities, to families that resided in the Self-Saving Zone (“ZAS”) near to Brumadinho dam and to small landowners of the region.

In addition, the Board of Directors created the Independent Extraordinary Advisory Committee for Support and Repair (CIAEAR) to advise it on monitoring the measures adopted by Vale in assisting, supporting and repairing affected persons and communities and in the environmental recovery of the impacted area.

(b) Determination of the causes of the failure of the dam

Vale is investigating the causes of the failure of Dam I. We engaged a legal advisor and technical experts to conduct an investigation into the causes of the failure of the dam. In addition, our Board of Directors established the Independent Ad Hoc Consulting Committee for Investigation (CIAEA), an independente committee to investigate and advise the Board of Directors in connection with the determination of the causes of the dam failure.

(c) Prevention of new accidents and accelerated decommissioning of upstream dams

We have been taking steps to decommission upstream dams since late 2015, in response to the failure of Samarco’s Fundão dam. In February 2019, we announced our plan to accelerate this process and our decision to temporarily suspend our operations at mines and concentration plants located in areas where upstream dams are located. Also, based on our initial assessments, we determined that certain dams would not meet the requirements of new safety requirements imposed by ANM, and evacuated certain areas and relocated the population located within the Self-Rescue Zone of these dams. We expect to resume production at these mines and concentration plants in the future.

The updated plans indicated that for some of these upstream dams, Vale will have to first reinforce the downstream structures of these dams and conclude the decommissioning subsequently, according to the geotechnical and geographic conditions of each of the upstream dams. Depending on the safety level of certain tailings dams, it was also considered whether additional containment structures should be built. Therefore, there has been a revision of the total costs and expected timing for the cash outflows based on the updated studies. During March 2019, the conceptual projects for the decommissioning were filed and the conceptual developing are expected to be concluded in August 2019. These plans are subject to further review and eventual approval by the relevant authorities.

In addition to the aforementioned structures, 4 other structures did not have their Stability Condition Declarations (“DCE”) renewed due to the new safety index established primarily by the National Mining Agency (“Agência Nacional de Mineração — ANM”), leading to the stoppage of these structures.

External specialists have reviewed all information available in relation to these structures and have adopted new and more conservative interpretation to determine the safety index. To ensure the stability of these structures, Vale is working to conclude, based on the parameters adopted by these specialists and following guidelines issued primarily by the ANM, whether Vale will be required to either take any measure to increase the safety index or perform the decommissioning of these 4 structures. Vale has also identified dikes that were built under the upstream method, which are part of certain downstream dams. Vale is assessing whether these dikes should be decommissioned as well. At current stage of studies and analysis, it is not yet possible to estimate the potential additional provision related to these.

In addition, the Board of Directors created the Independent Extraordinary Advisory Committee for Safety of Dams (CIAESB) to advise on issues related to the diagnosis of dam safety conditions, risk mitigation and measures to strengthen the safety of these dams. For more information on the independent extraordinary advisory committees to the Board of Directors, see item 12 of this Reference Form.

Impacts of the failure of Dam I on Vale

The impacts of the dam failure on our operations and results of operations will be very significant, but their full scale and scope remains uncertain. Some of major impacts are described below.

(a) Freeze orders

Brazilian courts have ordered freezes, attachments, deposits and similar measures, which affects an aggregate, on May 24, 2019, of R$ 15.6 billion of our financial assets, including balances in bank accounts and judicial deposits to secure the payment of supposed damages resulting from the failure of Dam I at Córrego do Feijão Mine, in the city of Brumadinho, state of Minas Gerais, and evacuation of areas of other municipalities in the state of Minas Gerais. This value also includes common shares issued by Vale and that are held in treasury and that have been attached. Vale is also subject to a number of other proceedings and investigations related to the dam failure, which may result in additional attachment of assets and seizure of balances in our bank accounts.

(b)              Liabilities and legal proceedings.

Our potential legal liabilities resulting from the dam failure are significant, and we cannot estimate the total amount at this time. We are already the subject of several investigations and legal proceedings relating to the failure of Dam I, and we expect to face other investigations and proceedings.For additional information about the lawsuits related to the failure of Dam I, please refer to item 4.7 of this Reference Form.

All these proceedings are all in very early stages, and we cannot reasonably estimate the size of potential losses or settlements or the timing for decisions.

(c)               Suspension of operations.

Following the dam failure, we have suspended various operations, either voluntarily or as a result of revocation of licenses or court orders. On May 15th, 2019 the estimated impact of the suspension of operations following the dam failure on Vale’s production is 92.8 million metric tons per year (including the annual impact estimate of the Brucutu Mine suspension). Additional operations may be suspended as a result of new laws and regulations relating to the use of dams, or our inability to obtain the required licenses or the stability reports required by applicable regulations, as discussed below.

Below is a summary of operations suspended since the date of the dam failure.

•                  Southern System: Immediately after the dam failure, we suspended our operations at the Córrego do Feijão site, including the Jangada mine, pursuant to an order of the environmental authority of the State of Minas Gerais (SEMAD). Also, to permit the acceleration of our decommissioning plan for upstream dams, and following a determination of the ANM, we temporarily suspended operations at the entire Vargem Grande and Fábrica complexes and at the Vargem Grande and Fábrica pelletizing plants on February 20, 2019. The estimated impact of the suspension of these operations is a reduction of approximately 40 million metric tons of iron ore production per year, including the pellet feed needed for the production of 11 million metric tons of pellets per year.

•                  Southeastern System. Our operations at the Timbopeba mine and Alegria mine are currently suspended. Our operations at the Brucutu mine have been suspended since February 4, 2019, but on April 15, 2019, the court of appeals of the State of Minas Gerais partially reversed the last injunction that prevented us from operating the Brucutu mine. We expect to resume operations at Brucutu soon, but the proceedings challenging our right to use the dams supporting our operations at Brucutu are still ongoing. The estimated impact of the suspension of these operations is a reduction of approximately 30 million metric tons of iron ore production per year for the Brucutu mine, 12.8 million metric tons of iron ore production per year for the Timbopeba mine and 10 million metric tons of iron ore production per year for the Alegria mine.

(d) New regulations

Various governmental authorities have approved or proposed new regulations relating to licensing, use and operations of dams in response to the Dam I failure. Additional rules imposing restrictions on mining operations and ancillary activities are expected. Also, new taxes, contributions or other obligations may be imposed on us as a result of the failure of Dam I or its direct or indirect impacts. These rules may affect not only our iron ore operations, but also our base metals operations in Brazil and other operations that rely on dams.

•                  Minas Gerais state law on licensing of dams. A new statute approved by the state of Minas Gerais in February 2019 prohibits the increase, modification or construction of any upstream dam, and provides for the full decommissioning of any upstream tailings dam by February 2022. The statute also prohibits the increase, modification or construction of any dam if communities are established within its Self-Rescue Zone (Zona de Autossalvamento or “ZAS”), an area which encompasses the portion of the valley downstream of the dam where timely evacuation and intervention by the competent authorities in emergency situations is not possible. Although this statute permits the construction of new dams and the use of existing dams built using other techniques, it imposes significant restrictions on them as well. As a result, we may not be able to rely on tailings dams for new projects and expansion of existing operations.

•                  ANM Rules. In February 2019, the ANM, Brazil’s national mining agency, issued a resolution on dam safety requiring companies that own upstream tailings dams to submit a technical decommissioning project by August 2019 and to fully decommission any inactive upstream tailings dam by August 2021, and any active upstream tailings dam by August 2023. In addition, the resolution requires the decommissioning of our facilities located within the Self-Rescue Zone of a tailings dam. This new resolution, which imposes more stringent safety requirements, is already in effect, but is under public consultation for potential adjustments, which is likelly to occur between the end of june and the beginning of july of 2019. We are reviewing the impact of this resolution on our operations.

As a result of new regulations, the licensing process for our operations may become longer and more uncertain, and our costs of monitoring and compliance are expected to increase. These additional laws and regulations may impose restrictions on our operations, require additional investments or eventually require us to suspend additional operations.

The Company will need to rely on alternative methods to continue operating certain of our mines and plants, particularly those that rely on tailings dams. We have studies in progress, and we have developed a pilot project, to apply a waste disposal technology that consists of filtering and stacking of partially or totally dewatered tailings, which will reduce our reliance on tailings dams in the medium and long term. These alternative technologies will cause an increase in our production costs and require additional investments in our mines and plants.

(e)               Impact on reserves

As a result of the dam failure and our decision to accelerate the decommissioning of our upstream tailings dams, we are not in a position to report reserves for the Feijão, Jangada and Capim Branco mines (in the Paraopeba complex).

The Company is reviewing the impact on our reported reserves of the ongoing investigations and legal proceedings involving the use of dams in our mining operations and of the new rules relating to licensing, use and operations of dams, which were adopted in response to the Dam I failure. These proceedings and regulations may impact our iron ore reserves and reserves for other products for which the production process involves dams. Because alternative methods are available, particularly the dry stockpiling and dry processing technologies, we currently believe that our iron ore reserves will not be materially impacted by these new rules, but we have not concluded our analysis.

(f)                 Uncertainties arising from increased safety requirements and external expert certification

Brazilian state and federal authorities are strengthening regulations on dam safety. Many regulations applicable to our mines require us to obtain independent reports and certificates from external experts on the safety and stability of our dams. External experts may be unwilling to provide these reports and certificates as a result of the uncertainties regarding the causes of the Dam I failure, the increasing risk of liability and uncertainties about interpretation of new regulations. If any of our dams is unable to comply with safety requirements, we may need to evacuate the area surrounding this dam, relocate communities and take other emergency actions.

•                  On February 8, 2019, we started emergency actions after an external consultant revoked a stability report relating to the Sul Superior dam at our Gongo Soco mine (in the Minas Centrais complex in the Southeastern System), in Barão de Cocais, Minas Gerais. As a result, we relocated about 500 residents of the Socorro, Tabuleiro and Piteiras neighborhoods of Barão de Cocais in the downstream area of the Sul Superior tailings dam. The Sul Superior dam has been inactive since April 2016, when we suspended iron ore production at the Gongo Soco mine. As an additional safety measure, we intensified inspections of the Sul Superior dam, installed new monitoring equipment and engaged additional consultants to perform a new safety assessment.

•                  On February 16, 2019, the Emergency Action Plan for Mining Dams (PAEBM) for the B3/B4 dam at the Mar Azul mine, in the city of Nova Lima, Minas Gerais, triggered a preventive measure after data from analysis reports from specialized advisory firms indicated increased risk. As a result, we relocated about 200 people from the Macacos neighborhood in the downstream area of the B3/B4 tailings dam, which has been inactive.

•                  On March 20, 2019, we temporarily suspended our operations at the Alegria mine, in the Mariana complex, because the results from a preliminary analysis of the stability of its structures under stress conditions were inconclusive.

•                  On March 31, 2019, following an auditing process, external auditors renewed the certification of stability (Stability Condition Statements, or DCE) for 80 of our operational structures. We were not able to renew the DCE for 18 other operational structures, and, as a result, we suspended our activities in these structures.

(g) Impacts on the Company’s financial performance and results of operations

We expect the failure of Dam I, and the consequences summarized above, to have extensive impact on our financial performance and results of operations. We have not yet determined the nature and amount of all the consequences. These will include:

•                  Reduced revenues, and increased costs and expenses, due to the suspension of operations.

•                  Increased expenditures for assistance and remediation.

•                  Impairments of fixed assets, which may result in the write-down and write-off of assets.

•                  Provisions for costs of decommissioning and further remediation.

•                  Provisions for legal proceedings.

On the date of publication of the 2019 first quarter results and considering the current stage of the investigations, examinations of the causes and possible actions of third parties against Vale, it was not possible to determine all the costs that may be incurred as a result of the event. Therefore, the amounts disclosed take into account Management’s best estimate and consider the facts and circumstances known on the date of disclosure of the 2019 first quarter results.

Brumadinho event

US$ million	1Q19
Decommissioning of upstream dams	1,855
Provisions related to Brumadinho	2,423
Framework Agreement with the Public Defenders	1,777
TAP Agreement	264
Framework Agreement with the Public Ministry of Labor	247
Administrative sanctions – IBAMA	65
Donations	70
Incurred expenses	104
Others	122
Total	4,504

We may also need to incur additional debt to pay for assistance and remediation actions.

Updates related to the failure of the Samarco tailings dam in Minas Gerais

On November 5, 2015, the Fundão tailings dams owned by Samarco S.A. failed, releasing tailings downstream, flooding certain communities and causing impacts on communities and the environment along the Doce river. The failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In June 2016, Samarco and its shareholders (Vale and BHPB) created the Fundação Renova, a not-for-profit private foundation, to develop and implement (i) social and economic remediation and compensation programs and (ii) environmental remediation and compensation programs in the region affected by the dam failure.

The creation of Fundação Renova was provided under the Agreement for Settlement and Conduct Adjustment (“TTAC” or “Framework Agreement”), signed in March of 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the disruption (Minas Gerais and Espírito Santo) and other governmental authorities. The Framework Agreement has a 15-year term, renewable for successive one-year periods until all the obligations under the Framework Agreement have been performed. The Framework Agreement does not provide for admission of civil, criminal or administrative liability for the Fundão dam failure. The Framework Agreement provides that, within three years of the date of the agreement, the parties would review its terms to assessing the effectiveness of the ongoing remediation and compensation activities.

On June 25, 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Esp´ırito Santo) prosecutors, public defenders and attorney general, among other parties, improving the governance mechanism of Fundação Renova and establishing, among other things, a process for potential revisions to the remediation programs provided under the Framework Agreement based on the findings of experts hired by Samarco to advise the MPF (Federal Prosecutor’s Office) over a two-year period (the “June 2018 Agreement”).

According to the TTAC and the June 2018 Agreement, Fundação Renova must be funded by Samarco, but to the extent that Samarco is unable to fund, Vale and BHPB must ratably bear the funding requirements under the Framework Agreement. As Samarco is currently unable to resume its activities, we and BHPB have been funding the Fundação Renova and also providing funds directly to Samarco, to preserve its operations and to support Samarco’s funding obligations. At this point, the Company cannot accurately predict when Samarco will resume its operations, and the best estimate, at this point in time, is on the 2nd semester of 2020.

According to the TTAC, Fundação Renova and Samarco allocated R$2.1 billion to social andeconomic remediation and compensation programs in 2018 and have allocated R$5.3 billion to these programs since the dam failure. From 2019 to 2021, Samarco, or Vale and BHP, will provide to Fundação Renova funding based on the amounts needed to implement the projects approved for each year, subject to an annual minimum of R$800 million and an annual maximum of R$1.6 billion. Starting in 2022, Samarco will provide the necessary funding in order to complete remaining programs approved for each year.

Additionally, Fundação Renova must allocate a minimum annual amount of R$240 million over 15 years (from 2016) to the implementation of compensation programs.

Under the TTAC, Fundação Renova must spend an additional amount of at least R$500 million on sewage collection and treatment and solid waste disposal.

Samarco’s Germano dam was built using the upstream method. Laws and regulations adopted in 2019 require that all upstream tailings dams be decommissioned within a specified time. The appropriate measures for the decommissioning of this dam are still being determined. This process will require significant costs, and the process of decommissioning may take a long time. At this time, it is not possible to estimate the costs and the time limit for completing the decommissioning process.

For a discussion of the lawsuits resulting from the failure of the Samarco tailings dam, see items 4.3 to 4.7 of this Reference Form.

OTHER INFORMATION OF THE COMPANY

Business Strategy

The year of 2019 has been a very challenging year for us. We know that there is much to be done to address the effects of the failure of the tailings dam at the Córrego do Feijão mine. We are committed to remediating the damages caused to the city of Brumadinho and the surrounding communities. We will manage the liabilities arising from this deeply regretted event, and we are committed to learning and sharing the lessons from the dam failure. With this purpose, we are dedicated to:

•                       Keeping our people and communities safe and restoring trust from our stakeholders;

•                       Capital discipline;

•                       Maintaining our value over volume approach for the iron ore business;

•                       Transforming our base metals business into a significant cash generator;

•                       Concluding the ramp-up of our coal business; and

•                       Enhancing corporate governance.

Below are the highlights of our major business strategies.

Keeping our people and communities safe and restoring trust from our stakeholders

Vale is fully committed in addressing the effects of the failure of Dam I at the Feijão mine, with three key initiatives: (i) assistance to victims and recovery of the area affected by the rupture of the dam, (ii) determination of the causes of the dam failure, and (iii) prevention of further accidents through adoption of the highest standards and accelerated decommissioning of all upstream dams. We continue making every effort to provide relief and support to those affected by the dam failure and to restore the trust of our stakeholders on us. We are committed to rebuilding our reputation in Brazil and in the global mining industry.

Capital Discipline

We reiterate our strong commitment to a sound balance sheet. In 2018, we completed our deleveraging process and achieved our net debt target of US$10 billion. We will allocate capital in a disciplined way, which will be key to enable us to address the effects of Dam I failure. In January 2019, our Board of Directors approved the suspension of our shareholder remuneration policy, so that no payment of dividends or interest on shareholders’ equity will be made pursuant to this policy in excess of mandatory payments required by law, and we will not approve any share buyback for the time being.

Maintaining our value over volume approach for the iron ore business

In the iron ore business, we are committed to delivering the highest possible margins under the current circumstances, by managing our extensive supply chain and flexible product portfolio to cope with production constraints in the short-term. We will constantly seek better price realization, based on adjustments to our product portfolio according to market demand and supply chain optimization. We are focusing our product line to capture industry trends, improving quality and productivity, controlling costs, strengthening our logistics infrastructure of railroads, ports, shipping and distribution centers, and strengthening relationships with customers. Our diversified portfolio of high-quality products, Strong technical marketing strategy, efficient logistics and long-standing relationships with major customers will help us overcome the immediate challenges and achieve this goal.

With the continuous increase of the share of dry processing production, from 45% in 2014 to 60% in 2018, and aimed at 70% by 2023, our reliance on new dams and dam raisings tend to reduce. To treat the tailings from wet processing, we are investing in studies and new technologies with a view to allowing us to operate certain of our mines and plants without having to rely on the use of tailings dams. In particular, we have studies in progress, and we have developed a pilot project, to apply a waste disposal technology that consists of filtering and stacking of partially or totally dewatered tailings, which will reduce our reliance on tailings dams in the medium and long term. These alternative technologies will increase our production costs and require additional investments in our mines and plants. In line with this goal, we acquired New Steel in January 2019, bringing innovative technologies for the dry beneficiation of iron ore.

Vale will continue to promote the Brazilian blend fines (BRBF), a product standard with silica (SiO2) content limited to 5% and lower alumina (1.5%), offering strong performance in any kind of sintering operation. We produce BRBF by blending fines from Carajás, which contain a higher concentration of iron and a lower concentration of silica in the ore, with fines from the Southern and Southeastern Systems, which contain a lower concentration of iron in the ore, but also low concentration of alumina. It is produced in our Teluk Rubiah Maritime Terminal in Malaysia and in sixteen ports in China. This process reduces the time needed to reach Asian markets and increases our distribution capillarity by allowing the use of smaller vessels. The blending strategy also permits the use of iron ore with lower concentration from the Southern and Southeastern Systems, allowing more efficient mining plans and increasing the use of dry processing methods, which in turn reduce capital expenditures, extend the life of our mines and reduce the use of water in our operations: a key flexibility to cope with the short-term challenges.

Transforming our base metals business into a significant cash generator

Our strategy for our nickel business is to complete its turnaround, continuing to review our asset utilization and optimize our operations and aiming to increase productivity and improve returns, while preserving capacity for growth based on the prospects for an electric vehicle revolution. We are the world’s largest nickel producer, with large-scale, long-life and low-cost operations, a substantial resource base and diversified mining operations that produce nickel from nickel sulfide and laterite sources using advanced technology. We have transitioned to a smaller footprint in our nickel business by calibrating investments and production to reflect current market conditions, and our nickel turnaround plan is now based on three pillars: supply chain integration, operational excellence and digital transformation. In Canada, we are optimizing the flowsheet, running a cost reduction program and improving underground mine performance at Sudbury and finalizing the ramp-up of operations at Long Harbour. In Indonesia, we are renewing truck and mine equipment, increasing efficiency of the furnaces and increasing fuel efficiency through coal conversion. In New Caledonia, we are developing a mine plan revision and a study to increase efficiency of the VNC plant. In the long term, the battery segment shows important upside potential as electric vehicle production continues to attract significant investments, which could positively affect nickel price and our nickel premiums.

A key aspect of our strategy for our copper assets in the Carajás region is to improve efficiency and asset utilization while we evaluate opportunities to increase copper production. We have plans to develop a multi-year copper expansion plan, with Salobo III being the first approved project in the pipeline.

Concluding the ramp-up of our coal business

We have been working to increase our coal production, mainly through the ramp-up of the Moatize operations and the ramp-up of the Nacala Logistics Corridor (NLC) in Mozambique and Malawi, where we have entered into a strategic partnership with Mitsui. As we complete the ramp-up in Moatize and the NLC, we expect our costs to diminish, enhancing the competitiveness of our coal operations. Key initiatives, such as knowledge transfer from our iron ore operations, opening of new mine sections and preparation of selected mining pits for future disposals are expected to lead to higher capacity utilization, mine productivity and yields.

Enhancing corporate governance

We are committed to continuing to improve our corporate governance. Following the conversion of our class A preferred shares into common shares, in December 2017, we completed our listing on the Novo Mercado segment of the B3 exchange (formerly BM&FBovespa), the special listing segment of B3 for companies committed to the highest standards of corporate governance. In 2018, our Board of Directors revised some of our policies, including our Corporate Integrity Policy, Code of Ethical Conduct, Socio-Environmental Investment Policy, Risk Management Policy, Remuneration to Shareholders Policy and Securities Trading Policy.

In 2018, as required under Brazilian rules, we started reporting our compliance with the Code of Best Practices for Corporate Governance of the Brazilian Corporate Governance Institute (IBGC). The code is based on the “comply or explain” principle, and we currently fully comply with 80% of the practices recommended by the IBGC and partially comply with 17% of practices recommended by the code.

Optimizing the base metals operations of Vale in Canada

We have optimized our nickel operations across Canada, as part of an overall strategy to prioritize value over volume, reduce our atmospheric emissions and comply with local regulations. In 2018, we phased out our smelting and refining activities in Thompson, focusing our operations on nickel concentrate production. The concentrate is then shipped to our Sudbury operation to be further processed. In Sudbury, we produce copper concentrate, copper matte, copper cathodes and refined nickel. In Long Harbour, we produce nickel rounds, copper cathodes and cobalt rounds.We successfully blended nickel intermediates from Sudbury and Asia in our refinery in Wales to make higher premium products.

We will now turn our focus to the optimization of the mining assets to ensure a sustainable and value-accretive ore supply to our three concentrators in Canada:

•                  Sudbury, Ontario - In the second half of 2017, we converted our two-furnace operation in Sudbury into a single furnace operation. As a result of this change, we increased the proportion of production of copper concentrate to total copper production from a rate of 66% in 2017 to 72% in 2018, maximizing the smelter capacity for nickel. In addition, we ceased production of copper anode and increased production of copper matte. At the end of 2018, 11% of our copper production was sold in the form of copper matte.

•                  Thompson, Manitoba - We changed our operations in Thompson, Manitoba, from na integrated operation to a mine-mill operation. We permanently shut down one of the two smelter furnaces at the site in 2017, and decommissioned the other furnace in 2018, therefore closing the remaining smelting and refining activities to focus the operation solely on nickel concentrate production. We currently send all nickel concentrate from Thompson to be refined in Sudbury.

•                  Voisey’s Bay and Long Harbor, Newfoundland and Labrador - Starting in 2018, all Voisey’s Bay nickel concentrate is being shipped to our Long Harbour refinery. Our Long Harbour processing facilities produce nickel rounds, copper cathode and cobalt rounds from the Voisey’s Bay concentrate.

Cobalt streaming transaction

In June 2018, we sold to Wheaton Precious Metals Corp. (Wheaton) and Cobalt 27 Capital Corp. (Cobalt 27) a combined 75% of the cobalt produced as a byproduct at our Voisey’s Bay mine from January 1, 2021, which includes the ramp-down of production from the existing mine and the life-of-mine production from our underground mine expansion project. In consideration, we received US$690 million in cash from Wheaton and Cobalt 27 upon closing of the transaction on June 28, 2018, and will receive additional payments of 20%, on average, of cobalt prices upon delivery. We remain exposed to approximately 40% of future cobalt production from Voisey’s Bay, through our retained interest in 25% of cobalt production and the additional payments upon delivery. These transactions enabled the development of the Voisey’s Bay underground mine extension project, which will extend the mine life of Voisey’s Bay.

Resumption of operations of São Luis and Tubarão I and II pellet plants

In 2018, Vale resumed the operations of our Tubarão I, Tubarão II and São Luis pellet plants. The operations of these plants had been suspended since 2012 due to market conditions.

Law 12,973

It was published on May 13, 2014, the Law 12,973 (regulated by normative instructions No. 1,700 and 1,520), which significantly altered the federal tax legislation in force, affecting broadly the taxation of Brazilian companies. Among the issues dealt with by law 12,973, include:

•                  a new mechanism for the taxation in Brazil of undistributed profits, calculated by direct and indirect subsidiaries abroad,  as well as the profits of affiliates, which are taxed even if not distributed or, subject to certain requirements, taxed only when distributed. Taxation of undistributed profits is based on earnings before income taxes, calculated in the balance sheet in accordance with local practices, and there are conditions for the deduction of taxes paid abroad with a limit. If certain conditions brought by the law are reached, it will be allowed: (1) The consolidation of the results (profits and losses) of direct and indirect subsidiaries eligible for taxation purposes up to 2022, and (2) the deferred payment for up to eight years of the tax owed on the profits of eligible foreign companies. This change resulted in an increase in income tax from the year 2015;

•                  termination of the Transitional Tax Regime (“RTT”), with the adaptation of the fiscal rules in force to the new accounting standards in force in Brazil. In general, Law 12,973 regulated the tax treatment applicable to revenues, costs, expenses and equity variations recognized by Brazilian companies in accordance with the new accounting criteria adopted in Brazil, which are the result of the process of convergence of the accounting rules then adopted in Brazil international standards (IFRS);

•                  changes in the rules for tax amortization of goodwill paid in the acquisition of equity interests. Among the several new rules referring to goodwill in acquisitions of equity shareholding, Law 12,973 determined that it will only be deductible from the calculation basis of the IRPJ and CSLL the goodwill generated between independent parties, no longer accepting the deduction of the goodwill generated Between companies of the same group or by exchange of shares (between the respective broadcasters). Additionally, Law 12,973 established the order in which the portion of the price, which exceeds the value of the equity of the acquired company, will be allocated for the purposes of applying the tax legislation.

•                  new concept of gross revenue, for purposes of incidence of PIS and COFINS. Law 12,973 also expanded the concept of gross revenue, which may impact the calculation of PIS and COFINS, which focus on the gross revenue of legal entities;

•                  Treatment of dividends and interest on equity (“JCP”). Law 12,973 acknowledged the exemption of profits or dividends distributed until November 12, 2013, date of publication of Law 12,973, in excess of the profit calculated based on the accounting criteria in force in 2007. To calculate the deductible limit of the JCP, Law 12,973 authorized the use of specific accounts of the shareholders ‘ equity of the respective Brazilian company, as calculated on the basis of Law 6,404/76.

The new rules resulting from Law 12,973 came into effect as of January 1, 2015.

8. Extraordinary Businesses

8.1 - Acquisition or disposal of any relevant asset that does not classify as normal operation in the business of the issuer

Except for the sale of a substantial portion of the Company’s fertilizer assets to The Mosaic Company, there were no acquisitions or disposals of any material assets that were not classified as normal operation in the Company’s business during the last 3 fiscal years. For more information on the referred to sale, see item 15.7 of this Reference Form.

8.2 - Significant changes to the manner in which the issuer’s business is conducted

There were no significant changes to the manner in which the Company business was conducted in the last 3 fiscal years.

8.3 - Relevant agreements entered into by the issuer and its subsidiaries not directly related to its operating activities

There has been no significant agreements entered into by the Company and/or its subsidiaries with third parties not directly related to their operating activities in the last 3 fiscal years.

8.4 - Other relevant information

On January 25, 2019, the failure of Dam I of the Córrego do Feijão Mine, which is part of Paraopebas Complex in the Southern System, located in Brumadinho, Minas Gerais, Brazil. For more information, see items 7.9 and 10.3 of this Reference Form.

There is no other relevant information that has not been disclosed in the other items of this Reference Form.

9. Relevant assets 9.1 Relevant non-current assets The main assets of the Company’s non-current assets are described in items 9.1(a), 9.1(b) and 9.1(c) of this Reference Form. With respect to the Company's Property, plant and equipment, the main assets consist of several properties, facilities, equipment and mining rights, as described in item 9.1 (a) of this Reference Form. The following tables show the book value of the Company's Property, plant and equipment as at December 31, 2018, by category and geographic location: As at December 31, 2018 (In R$ thousands) Brazil Canada New Caledonia Asia Africa Others Total Real Estate and Land 31,084,103 5,571,928 2,744,325 4,503,080 722,686 266,663 44,892,785 Equipment and facilities 44,053,341 7,492,455 4,948,258 5,910,842 2,800,382 3,156,765 68,362,043 Mining Assets 8,654,522 17,807,454 2,336,792 3,290,785 61,436 780,496 32,931,485 Other (1) 20,541,165 4,608,547 393,669 306,727 1,978,772 345,752 28,174,632 Under construction (2) 8,918,907 2,899,659 410,274 718,024 89,784 83,907 13,120,555 Total 113,252,038 38,380,043 10,833,318 14,729,458 5,653,060 4,633,583 187,481,500 (1) Computer equipment, Railways and Others. (2) Property, plant and equipment under Construction.

9.1 Relevant non-current assets / 9.1.a - Property, plant and equipment Description of the Property, plant and equipment Country Located State Located Municipal Located Type of property Integrated system for iron ore production from the Northern System Brazil DI Various N/A Integrated system for iron ore production from the Southeast System Brazil DI Various N/A Integrated system for iron ore production from the Southern System Brazil DI Various N/A Tubarão I Pelletizing Plant Brazil ES Vitória Own Tubarão II Pelletizing Plant Brazil ES Vitória Own Tubarão III Pelletizing Plant Brazil ES Vitória Leased Tubarão IV Pelletizing Plant Brazil ES Vitória Leased Tubarão V Pelletizing Plant Brazil ES Vitória Leased Tubarão VI Pelletizing Plant Brazil ES Vitória Leased Tubarão VIII Pelletizing Plant Brazil ES Vitória Leased Tubarão VIII Pelletizing Plant Brazil ES Vitória Own São Luis Pelletizing Plant Brazil MA São Luis Own Factory Pelletizing Plant Brazil MG Congonhas Own Vargem Grande Pelletizing Plant Brazil MG Nova Lima Own Integrated nickel production system: mine, processing plant, smelter Canada Sudbury N/A Integrated nickel production system: mine, processing plant, smelter Canada Thompson N/A Mine and nickel processing plant Canada Voisey's Bay N/A Manganese mines Brazil DI Various N/A Iron Mines - various Central West System Brazil MS Various N/A Sohar Port and Pelletizing Plant Oman Sohar N/A Malaysian Ore Distribution Center Malaysia Perak Own Oman Pelletizing Plant Oman Own Mine and nickel processing plant New Caledonia Noumea N/A PTVI Nickel Mine Indonesia Sorowako N/A Clydach Nickel Refinery Wales Clydach Own Sossego Mine Brazil PA Various N/A Salobo Mine Brazil PA Various N/A Onça Puma Mine Brazil PA Various N/A Moatize thermal and metallurgical coal mine Mozambique Various N/A Port Colborne smelter of precious metals Canada Ontario Own Iron alloy plant Brazil DI Various Own

Great Britain (United Platinum Refinery Kingdom, UK) Acton Own Taiwan Nickel Refinery Taiwan Kaoshing Own Matsuzaka Nickel Refinery Japan Matsuzaka Own Dalian Nickel Refinery China Dalian Own

9.1 - Relevant non-current assets / 9.1.b - intangible assets, such as patents, trademarks, licenses, concessions, franchises and contracts to transfer technology and domain names in the global computer network Type of asset Description of asset Lifetime Events that may cause the loss of rights Consequence of loss of rights Concessions Mining concessions in Brazil Indefinite Non-compliance with the current and ongoing Mineral Legislation: carrying out predatory mining, disabled mines without the communication and authorization of the competent body, not fulfilling repeated requests for routine inspections. Interruption and/or the cancellation of mining operations in Brazil. Concessions Licenses and mining leases in Canada 2018-2038 Non-payment of mining tax or rental fees, failure to comply with legislation, non-application for renewal, refusal of the application renewal, non-fulfillment of renewal requirements. Interruption and/or cancellation of mining and/or mineral exploration in Canada. Concessions Contract of work in Indonesia 2025 End of the contract period, annulment resulting from an illegality or irregularity found in the procedure or in the act of granting it and in case of bankruptcy or termination of the Concessionaire. Non-compliance with legislation. The Contract of Work for Vale mines in Indonesia expires in 2025. However, according to the new Mining Law, Vale may request at least two 10-year extensions. Interruption and/or the cancellation of mining operations in Indonesia. Concessions Mining concessions in New Caledonia 2022-2051 Non-payment of fees, non-payment of lease/royalties, non-submission of activity report, lack of activity in concessions and no statement of indicated resource. Non-compliance with legislation. VNC requested renewal of some concessions scheduled to expire before 2018. Vale may continue to operate while the approval process is in progress. Interruption and/or cancellation of mining operations in New Caledonia, impossibility of amassing mineral resources that allow our mining activities to be expanded outside the VNC project area. Concessions Mining concession in Mozambique 2032 In Mozambique, the hypotheses of losing the mining concession are mainly related to (i) the abandonment of the mine, (ii) the mining activities under health and safety conditions that are incompatible with the requirements of local legislation, (iii) non-payment of mineral production taxes and other taxes due as a result of developing mining activity; and (iv) the bankruptcy of the company. No demarcation of the area, non-payment of specific taxes, non-submission of work reports and not carrying out the work according to the mining plan. The concession is entitled to 25-year extensions, subject to approval by the Government of Mozambique. Interruption and/or cancellation of mining operations in Mozambique.

Concessions For more information on Exploration and Development of Public Services, see item 18.12 of this Reference Form. 30 years, to expire on 12/01/2026 Pursuant to clause 15 of the concession agreement, the concession will terminate in any of the following events: (i) end of the contractual term; (ii) nationalization; (iii) caducity; (iv) rescission; (v) annulment; (vi) bankruptcy or dissolution of MRS. Said clause of the conssession agreement details each of the chances of extintion and in any of them, the grantor shall stipulate the procedures and means for undertaking the provision of the service without interruption of its continuity. In the event of termination of the concession agreement, the assets declared reversible will be indemnified by the grantor for the residual value of its cost, after deducting any depreciation and any increase resulting from a revaluation, being such cost subject to evaluation by the grantor. In addition, of the amount of indemnity due, the grantor will retain all amounts owed by the Company to the Federal, State, Federal District, Municipalities and RFFSA, in any capacity. The consequence of ceasing to be entitled to operate the rail freight transportation service in the Southeast railway would be the interruption of its operations. Concessions Concession to operate EFC cargo and passenger rail transport services 2027 The concession shall be terminated upon completion of one of the following events: end of the contractual period, expropriation, expiry, cancellation, annulment, bankruptcy or termination of the Concessionaire. Additional information on the “Period" field: 2027 (extendable for 30 years). Interruption and/or cancellation of railroad operations by Vale, which is part of Vale's Northern System. Concessions Concession to operate EFVM cargo and passenger rail transport services 2027 The concession shall be terminated upon completion of one of the following events: end of the contractual period, expropriation, expiry, cancellation, annulment, bankruptcy or termination of the Concessionaire. Additional information on the “Period" field: 2027 (extendable for 30 years) Interruption and/or cancellation of railroad operations by Vale, which is part of Vale's Southeast System. Concessions The Central-Eastern grid concession, belonging to Rede Ferroviária Federal S.A., granted to FCA 2026 The concession shall be terminated upon completion of one of the following events: end of the contractual period, expropriation, expiry, cancellation, annulment, bankruptcy or termination of the Concessionaire. Additional information on the “Period" field: 2026 (extendable for 30 years). Interruption and/or cancellation of railroad operations. Concessions Sub-concession Contract with the lease of the Ferrovia Norte 2038 The concession shall be terminated upon completion of one of the following events: end of the contractual period, expropriation, expiry, cancellation, annulment, bankruptcy or termination of the Sub-concessionaire. Additional information on the “Period" field: 2038 (extendable for 30 years). Interruption and/or cancellation of railroad operations.

 Sul railway network Concession Management of the Northern Railway, General Cargo and Passenger Transport on the Northern Railway 2035 According to the Concession Agreement, in its eighteenth clause, regarding the termination of the contract: Termination. The contract may only be terminated by the granting authority or by the company in the following cases: (i) termination of the contractual term; (ii) renunciation by CDN, that can only occur after five years from the date of taking office which was on January 10, 2005, and must be made in writing at least 6 months in advance; (iii) force majeure; (iv) termination for noncompliance with the CDN, noncompliance that is not rectified by the CDN within the term required by the contract, will give rise to the right by the granting authority to terminate the contract; (v) termination for noncompliance with the granting authority; (vi) termination of the contract in case of unforeseeable alteration of circumstances. For further information, see item 18.12 of this Reference Form. Loss of the right to operate the railroad transport service / loss of the concession. Concession Porto de Nacala Management. For further information, see item 18.12 of this Reference Form. 2020 According to the Concession Agreement, in its eighteenth clause, regarding the termination of the contract: Termination. The contract may only be terminated by the granting authority or by the company in the following cases: (i) termination of the contractual term; (ii) renunciation by CDN PORT, that can only occur after five years from the date of taking office which was on January 10, 2005, and must be made in writing at least 6 months in advance; (iii) force majeure; (iv) termination for noncompliance with the CDN PORT, noncompliance that is not rectified by the CDN PORT within the term required by the contract, will give rise to the right by the granting authority to terminate the contract; (v) termination for noncompliance with the granting authority; (vi) termination of the contract in case of unforeseeable alteration of circumstances. For further information, see item 18.12 of this Reference Form. Loss of the right to operate the Port of Nacala / loss of concession. Concession Exclusive concession in the Port Terminal of Nacala-à-Velha, see item 18.12 of this document. 2042 The Concession Agreement may terminate by: (i) agreement between the parties, (ii) decision of the deadline of the concession period and its renewals, (iii) redemption by the granting authority, (iv) revocation determined by the granting authority, at the request of the concessionaire in in the event of an extraordinary event or event of force majeure or in case of political and legislative risk and of conflicts of interest of an institutional nature that makes it impossible to fulfill its obligations under this concession agreement. Extinction / Loss of rights and transfer to the granting authority of any and all of its rights, title and interest in respect of the concession, including the assets of the Concession, and as the case may be, the Concessionaire's assets

Concession Moatize-Malawi railroad concession and part of the Nacala-Velha railroad branch 2042 The Concession Agreement may terminate by: (i) agreement between the parties, (ii) decision of the deadline of the concession period and its renewals, (iii) redemption by the granting authority, (iv) revocation determined by the granting authority, at the request of the concessionaire in case of an extraordinary event or in case of a force majeure or in case of political and legislative risk and of institutional nature conflicts of interest that make it impossible to fulfill its obligations under this concession agreement. Extinction/Loss of rights and transfer to the granting authority of all and any of its rights, title and interest in respect of the concession, including the assets of the Concession, and as the case may be, the Concessionaire's assets Concessions Concession to use Public Property to generate electricity - Candonga HPP 2035 (i) The end of the final term of the agreement; (ii) expropriation; (iii) expiry; (iv) termination; (v) annulment arising from an illegality or irregularity found in the procedure or in the act of granting it; and (vi) bankruptcy or termination of the Concessionaire. Interruption and/or cancellation of the supply of own electricity generation. Concessions Concession to use Public Property to generate electricity - Estreito HPP 2037 (i) The end of the final term of the agreement; (ii) expropriation; (iii) expiry; (iv) termination; (v) annulment arising from an illegality or irregularity found in the procedure or in the act of granting it; and (vi) bankruptcy or termination of the Concessionaire. Interruption and/or cancellation of the supply of own electricity generation. Concessions Concession to use Public Property to generate electricity - Machadinho HPP 2032 (i) Return of assets, after the agreement period has ended; (ii) expropriation; (iii) expiry. Interruption and/or cancellation of the supply of own electricity generation. Concessions Concession to use hydroelectric power - SHP (Small Hydro) Nova Maurício 2021 End of the concession period Interruption and/or cancellation of the supply of own electricity generation. Concessions Concession to use hydroelectric power - SHP (Small Hydro) Glória 2021 End of the concession period Interruption and/or cancellation of the supply of own electricity generation. Concessions Concession to use hydraulic energy - SHP 2025 End of the concession period Interruption and/or cancellation of the supply of own electricity generation.

trademarks to put on competing owner no longer holds the right to be the interruption of its operations. concessionaire (iv) liquidation order of (v); (d) material breach by the concessionaire of (Small Hydro) Mello Trademarks Registration of the "Vale” Trademark and logo registration No. 829354905, nominative, class 37 2020 From an administrative perspective (INPI), trademark registrations already granted may be challenged by invalidity proceedings, or may be subject to partial or total lapse of time, if the trademark is not being used in the manner for which registration was granted. Judicially, third parties may ask for the records to be nulled, alleging infringement of their intellectual property rights. Trademark registrations are maintained through periodic payments to INPI. The payment of the fees and the continued use of the trademarks is essential to avoid the termination of the registrations and the consequent transfer of the rights of the holder. Additional information on the “Period" field: 2020 (extendable each 10 years) The loss of trademark rights implies the impossibility of preventing third parties from using identical or similar services or products, since the exclusively use them. The holder may also be criminally or civilly sued, for improper use in case of violating third party rights, and may result in not being able to use the trademarks in the carry out their activities. It is not possible to quantify the impact of these hypotheses. Licenses/Domain name on the World Wide Web Domain name on the World Wide Web: Vale.com.br 09/16/2019 The loss of rights related to these assets is related to: (i) non-payment of the domain maintenance; (ii) verification, at the time of registration or later, of the use of CNPJ, CPF, company name or false, invalid, incorrect or outdated name; (iii) failure to submit the documents in a timely manner; (iv) by a court order; and (v) by express request of the registrant of the domain. There is no way to quantify the impact, but if the domain name is lost, it may be registered by third parties. Licenses/Domain name on the World Wide Web Domain name on the World Wide Web: Vale.com 10/07/2021 The loss of rights related to these assets is related to: (i) non-payment of the domain maintenance; (ii) verification, at the time of registration or later, of the use of CNPJ, CPF, company name or false, invalid, incorrect or outdated name; (iii) failure to submit the documents in a timely manner; (iv) by a court order; and (v) by express request of the registrant of the domain. There is no way to quantify the impact, but if the domain name is lost, it may be registered by third parties. Concession Concession Agreement for the management and operation of the railway line in Malawi 30 years (see item 18.12) The Concession Agreement will be terminated in the following circumstances, pursuant to Clause 63: (a) expiration of the term; (b) mutual term; (c) Concessionaire default for (i) any false or incorrect representation or warranty by the concessionaire that affects the concessionaire's ability to perform material obligations under the contract; (ii) voluntary filing for bankruptcy; (iii) appointment of a provisional liquidator for the liquidation of the any of its obligations. (e) termination for noncompliance of the owner by: (i) any ideological misrepresentation or assurance made by the Government that affects the ability of the Government to perform the material obligations under the contract. For more information, see item 18.12 of this Reference Form. The consequence of the loss of the right to the management and operation of the Malawi railway would

Concession Concession of the Kachasu railway as part of the Nacala Railway Project 30 years, ending on 01/01/2046 Pursuant to clause 32, a concession agreement will be terminated for: (a) the event of default by the Government arising from: (i) noncompliance with any obligations that have a material adverse effect on the concessionaire; (ii) false or incorrect representation or guarantee by the Government; (iii) a change in the law that makes the exercise by the concessionaire and the Government of any of its rights / obligations or illegal, void or unenforceable performance; (iv) removal of any part of the Concessionaire's Railroad; (v) commission of any Corrupt Government Law, or (vi) expropriation. For more information, see item 18.12 of this Reference Form. Interruption and / or cancellation of coal transport operations from the Moatize Coal Mine in the Province of Tete to Nacala-a-Velha, Nampula, Republic of Mozambique

9.1 - Relevant non-current assets / 9.1.c - Investments in companies Aços Laminados do Pará S.A. 10.335.963/0001-08 - Subsidiary Brazil RJ Rio de Janeiro 100.000000 Description of activities Develop technical and economic feasibility studies, as well as market studies, business plans, and other related studies aimed at the implementation of an integrated steel plant in Marabá ("Project"), Pará, which will be dedicated to steel production, comprising one or more sintering plants, a coke oven, blast furnace, steelworks and caster/finishing machines of the Project, including market, engineering and environmental assessments, budgets and tax and economic analyzes (the "Project Study"); acquire the property where the Project will be set up and sign the necessary contracts for that acquisition; obtain the licenses required to implement the Project, including, but not limited to, environmental licenses; negotiate all commercial contracts needed to implement the Project, including the supply of iron ore/pellets, coal supply contracts, iron alloys, logistics services contracts, among others. Market value - variance (%) Amount of dividends received (Reais) Book value - variance (%) Financial Year Market Value Book Value 31/12/2018 31/12/2017 31/12/2016 -6,185567 -71.708430 1.474926 0.000000 0.000000 0.000000 0.00 0.00 0.00 Date Value (R$) Date Value (R$) 31/12/2018 - 31/12/2018 91,000,000.00 Reasons for acquiring and maintaining this shareholding Promote the consumption of iron ore in Brazil by investing in a steel products company. Host State Host(FederationHost Company NameCNPJCVM CodeType of CompanyCountryUnit)MunicipalityIssuer share (%)

Biopalma da Amazônia S.A., Reflorestamento, Indústria e Comércio. 08.581.205/0001-10 - Subsidiary Brazil PA Belém 98.960000 Description of activities Biopalma is a public limited company and its main activities are the cultivation of oil palm and other plant species; The extraction, processing and marketing of its oils, among others. Market value - variance (%) Amount of dividends received (Reais) Book value - variance (%) Financial Year Market Value Book Value -23.440644 15.985998 96.559633 31/12/2018 31/12/2017 31/12/2016 0.000000 0.000000 0.000000 0.00 0.00 0.00 Date Value (R$) Date Value (R$) 31/12/2018 - 31/12/2018 761,000,000.00 Reasons for acquiring and maintaining this shareholding The use of the palm oil production complex located in the State of Pará. California Steel Industries, Inc. 00.000.000/0000-00 - Affiliate United States - - 50.000000 Description of activities Development of any type of activity that is not illegal in the State of Delaware. Amount of dividends received (Reais) Book value - variance (%) Market value - variance (%) Financial Year Market Value Book Value 31/12/2018 31/12/2017 31/12/2016 44.494721 9.768212 -1.468189 0.000000 0.000000 0.000000 114,000,000.00 88,000,000.00 13,000,000.00 Date Value (R$) Date Value (R$) 31/12/2018 - 31/12/2018 958,000,000.00 Host State (FederationHost Company NameCNPJCVM CodeType of CompanyHost CountryUnit)MunicipalityIssuer share (%) Host State (Federation Company NameCNPJCVM CodeType of CompanyHost CountryUnit)Host MunicipalityIssuer share (%)

Reasons for acquiring and maintaining this shareholding Carry out re-rolling operations in the USA. Companhia Coreano-Brasileira de Pelotização – Kobrasco 33.931.494/0001-87 - Affiliate Brazil ES Vitória 50.000000 Description of activities Production and sale of iron ore pellets, as well as other activities directly or indirectly related to its object, including import, export and the provision of services of any nature, and may also hold an interest, under any type, in other companies. Book value - variance (%) Market value - variance (%) Amount of dividends received (Reais) Financial Year Market Value Book Value 0.000000 0.000000 121,000,000.00 62.000.000,00 36.949153 33.484163 31/12/2018 31/12/2017 31/12/2016 90.000.000,00 -8.677686 0.000000 Date Value (R$) Date Value (R$) 31/12/2018 - 31/12/2018 404,000,000.00 Reasons for acquiring and maintaining this shareholding Production and sale of iron ore pellets and the execution of any activities, directly or indirectly, related to the production and sale of iron ore pellets. The Company may also hold an interest in other industrial and/or commercial activities related to its main purpose, as well as hold an interest, in whichever manner, in other ventures in Brazil. Companhia Hispano-Brasileira de Pelotização – Hispanobrás 27.240.092/0001-33 - Affiliate Brazil ES Vitória 50.890000 Description of activities Production and sale of iron ore pellets and the execution of any activities, directly or indirectly, related to the production and sale of iron ore pellets. The Company may also hold an interest in other industrial and/or commercial activities related to its main purpose, as well as hold an interest, in whichever manner, in other ventures in Brazil. Amount of dividends received (Reais) Book value - variance (%) Market value - variance (%) Financial Year Market Value Book Value Host State (FederationHost Company NameCNPJCVM CodeType of CompanyHost CountryUnit)MunicipalityIssuer share (%) Host State (FederationHost Company NameCNPJCVM CodeType of CompanyHost CountryUnit)MunicipalityIssuer share (%)

31/12/2018 31/12/2017 31/12/2016 19.629630 41.361257 -13.963964 0.000000 0.000000 0.000000 86,000,000.00 53,000,000.00 95,000,000.00 Date Value (R$) Date Value (R$) 31/12/2018 - 31/12/2018 323,000,000.00 Reasons for acquiring and maintaining this shareholding Expand Vale's share of the Brazilian pellet market. Companhia Ítalo-Brasileira de Pelotização – Itabrasco 27.063.874/0001-44 - Affiliate Brazil ES Vitória 50.900000 Description of activities Production and sale of iron ore pellets and the execution of any activities, directly or indirectly, related to the production and sale of iron ore pellets. The Company may also hold an interest in other industrial and/or commercial activities related to its main purpose, as well as hold an interest, in whichever manner, in other ventures in Brazil. Market value - variance (%) Amount of dividends received (Reais) Book value - variance (%) Financial Year Market Value Book Value 31/12/2018 31/12/2017 31/12/2016 18.631179 17.937220 14.948454 0.000000 0.000000 0.000000 122,000,000.00 54,000,000.00 33,000,000.00 Date Value (R$) Date Value (R$) 31/12/2018 - 31/12/2018 312,000,000.00 Reasons for acquiring and maintaining this shareholding Expand Vale's share of the Brazilian pellet market. Companhia Nipo-Brasileira27.251.842/0001-72 de Pelotização – Nibrasco - Affiliate Brazil ES Vitória 51.000000 Description of activities Production and sale of iron ore pellets and the execution of any other activities, directly or indirectly, related to the production and sale of iron ore pellets. The company may also focus on other industrial and/or commercial activities related to its main activity and hold an interest, in whichever manner, in other ventures in Brazil. Host State (FederationHost Company NameCNPJCVM CodeType of CompanyHost CountryUnit)MunicipalityIssuer share (%) Host StateHost Company NameCNPJCVM CodeType of CompanyHost Country(Federation Unit)MunicipalityIssuer share (%)

Market value - variance (%) Book value - variance (%) Amount of dividends received (Reais) Financial Year Market Value Book Value 31/12/2018 31/12/2017 31/12/2016 26.931567 28.328612 -13.054187 0.000000 0.000000 0.000000 255,000,000.00 96,000,000.00 141.000.000,00 Value (R$) Date Date Value (R$) 31/12/2018 - 31/12/2018 575000000,00 Reasons for acquiring and maintaining this shareholding Expand Vale's share of the Brazilian pellet market. Companhia Portuária da Baia de Sepetiba 72.372.998/0001-66 - Subsidiary Brazil RJ Rio de Janeiro 100.000000 Description of activities The construction and operation of a port facility, also for private use, located within the Sepetiba Port area of Rio de Janeiro, specialized in the handling and storage of iron ore and its iron products. In a subsidiary and supplementary manner, the company may carry out port operations with other types of solid bulk, provided that these subsidiary operations do not affect the main operations. The company is forbidden to carry out any acts that are outside the scope of its object, except with the express authorization of Companhia Docas do Rio de Janeiro – CDRJ. Book value - variance (%) Market value - variance (%) Amount of dividends received (Reais) Financial Year Market Value Book Value 0.000000 0.000000 0.000000 143000000,00 318,000,000.00 455,000,000.00 31/12/2018 31/12/2017 31/12/2016 3.370787 -38,479263 -19.020716 Value (R$) Date Date Value (R$) 31/12/2018 - 31/12/2018 276,000,000.00 Reasons for acquiring and maintaining this shareholding Provision of port services for iron ore operations. Henan Longyu Energy Resources Co. Ltd. Ltd. 00.000.000/0000-00 - Affiliate China - - 25.000000 Description of activities Exploration and development of coal resources; production, washing, processing, trading and sales (including export) of coal and other related products; the use, for various purposes, of coal mining resources; production and repair of mechanical and electrical mining products, equipment rental and the treatment of tailings; Host State Host(FederationHost Company NameCNPJCVM CodeType of CompanyCountryUnit)MunicipalityIssuer share (%) Host State Host(FederationHost Company NameCNPJCVM CodeType of CompanyCountryUnit)MunicipalityIssuer share (%)

and the provision of technical and post-sale consulting services in relation to the above items. The company may adjust its corporate purpose, based on the need for business development and its own capacity, upon approval at the general shareholders' meeting and the relevant governmental authorities. Book value - variance (%) Market value - variance (%) Amount of dividends received (Reais) Financial Year Market Value Book Value 31/12/2018 31/12/2017 31/12/2016 17.175573 12.809473 -22.194305 0.000000 0.000000 0.000000 0.00 0.00 0.00 Value (R$) Date Date Value (R$) 31/12/2018 - 31/12/2018 1,228,000,000.00 Reasons for acquiring and maintaining this shareholding Hold stake in the company that owns coal assets in China. Minerações Brasileiras Reunidas S.A. – MBR 33.417.445/0001-20 - Subsidiary Brazil MG Nova Lima 58.930000 Description of activities The mining industry, including research and mining; the provision of technical services especially to mining companies; transportation, processing, shipment and the trading of ore, on their own account or by third parties; the export and import of ores; shareholding in other companies, especially those engaged in mining or transportation, industrialization, shipment and trade in ore; the provision of transport services, port and waterway support. Market value - variance (%) Amount of dividends received (Reais) Book value - variance (%) Financial Year Market Value Book Value 31/12/2018 31/12/2017 31/12/2016 6.331918 -13.494091 -4.382348 0.000000 0.000000 0.000000 866000000,00 542,000,000.00 1,329,000,000.00 Value (R$) Date Date Value (R$) 31/12/2018 - 31/12/2018 5760000000,00 Reasons for acquiring and maintaining this shareholding Running iron ore operations in Brazil. Host State Host(FederationHost Company NameCNPJCVM CodeType of CompanyCountryUnit)MunicipalityIssuer share (%)

MRS Logística S.A. 01.417.222/0001-77 1794-9 Affiliate Brazil RJ Rio de Janeiro 48.160000 Description of activities Provide rail freight services; to operate loading, unloading, storage and transshipment services in the stations, yards and on the railway lines subject to the concession; to use modal transport related to rail transport; to act, under the law, as a port operator, performing goods handling and storage services and operations going to or from waterway transport; participate in projects that aim to promote the socio-economic development of the areas of influence, aimed at expanding railway services granted; and perform all of the activities related to those described above; and to carry out other activities based on the Company's infrastructure. Market value - variance (%) Amount of dividends received (Reais) Book value - variance (%) Financial Year Market Value Book Value 31/12/2018 31/12/2017 31/12/2016 12.33197 7.474874 10.863510 0.000000 0.000000 0.000000 106,000,000.00 95,000,000.00 34.000.000,00 Value (R$) Date Date Value (R$) 31/12/2018 - 31/12/2018 1,922,000,000.00 Reasons for acquiring and maintaining this shareholding Provision of logistics services for iron ore and pellet operations. Salobo Metais S.A. 33.931.478/0001-94 - Subsidiary Brazil RJ Rio de Janeiro 100.000000 Description of activities Exploitation of mineral deposits in Brazil, and in particular the Salobo field, located in the Serra dos Carajás, state and city of Maraba, Para State, subject of Mining Ordinance No. 1121, of 07/14/87, comprising the Mining, processing, smelting, refining, transportation and sale of copper, gold and its by-products. Market value - variance (%) Amount of dividends received (Reais) Book value - variance (%) Financial Year Market Value Book Value 31/12/2018 31/12/2017 31/12/2016 12.385947 11.429239 4.788146 0.000000 0.000000 0.000000 1,094,000,000.00 417,000,000.00 258,000,000.00 Value (R$) Date Date Value (R$) 31/12/2018 - 31/12/2018 10,716,000,000.00 Host State Host(FederationHost Company NameCNPJCVM CodeType of CompanyCountryUnit)MunicipalityIssuer share (%) Host State Host(FederationHost Company NameCNPJCVM CodeType of CompanyCountryUnit)MunicipalityIssuer share (%)

Reasons for acquiring and maintaining this shareholding Operation of the Salobo copper deposit in Brazil. Samarco Mineração S.A. 16.628.281/0001-61 - Affiliate Brazil MG Belo Horizonte 50.000000 Description of activities Research, ore mining throughout the Brazilian national territory, industrialization and the sale of minerals, transportation and navigation inside the port, including for third parties, the import of equipment for its use, spare parts and raw materials, production and distribution of electricity and the sale of coal, and may also hold an interest in other companies as a shareholder or quotaholder. Market value - variance (%) Amount of dividends received (Reais) Book value - variance (%) Financial Year Market Value Book Value 31/12/2018 31/12/2017 31/12/2016 0.000000 0.000000 0.000000 0.000000 0.000000 0.000000 0.00 0.00 0.00 Value (R$) Date Date Value (R$) 31/12/2018 - 31/12/2018 - Reasons for acquiring and maintaining this shareholding Expand Vale's share in the Brazilian iron ore and pellet market. Vale International Holdings GMBH 00.000.000/0000-00 - Subsidiary Austria - Salzburg 100.000000 Description of activities Acquisition and administration of shares and interests in companies/associations of any kind and investments in assets; control and manage one or more activities that are related to any of the companies in which it holds an interest or has invested in its assets; exercise any and all activities needed or are useful so that the aforementioned objectives can be achieved. Market value - variance (%) Amount of dividends received (Reais) Book value - variance (%) Financial Year Market Value Book Value 31/12/2018 31/12/2017 31/12/2016 -5,849298 -6.171360 -37.532749 0.000000 0.000000 0.000000 0.00 0.00 0.00 Host State Host(FederationHost Company NameCNPJCVM CodeType of CompanyCountryUnit)MunicipalityIssuer share (%) Host State Host(FederationHost Company NameCNPJCVM CodeType of CompanyCountryUnit)MunicipalityIssuer share (%)

Value (R$) Date Date Value (R$) 31/12/2018 - 31/12/2018 7,372,000,000.00 Reasons for acquiring and maintaining this shareholding Holding company of the mineral exploration company worldwide. Vale Canada Limited 00.000.000/0000-00 - Subsidiary Canada - Toronto 100.000000 Description of activities The activities of Vale Canada Limited are managed from its headquarters in Toronto, in the Canadian state of Ontario, which continues with its corporate functions and has significant local share. Market value - variance (%) Amount of dividends received (Reais) Book value - variance (%) Financial Year Market Value Book Value 0.000000 0.000000 0.000000 0.00 0.00 0.00 31/12/2018 31/12/2017 31/12/2016 18.306569 -1.918671 -24.086957 Value (R$) Date Date Value (R$) 31/12/2018 - 31/12/2018 20,260,000,000.00 Reasons for acquiring and maintaining this shareholding Run nickel and by-product operations (copper, cobalt, platinum group metals and other precious metals) in Canada, the United Kingdom and Indonesia. Vale International SA 00.000.000/0000-00 - Subsidiary Switzerland - - 100.000000 Description of activities Acquire, hold, manage and sell direct or indirect interests in companies or companies, mainly abroad; trade and distribute the products of group companies, develop customer relationships and provide technical assistance, including product development and production planning, to customers and group companies worldwide; to carry out research and development activities in the mining, logistics and energy sectors; finance companies and group companies and provide commercial, financial, administrative and legal services to other companies and group companies in Switzerland and abroad. The company may carry out any activities related to its object, or favor it, namely manage and define property rights and/or license of patents, trademarks of any kind, know-how and any other intellectual property rights, buy, hold and sell real estate. Host State Host(FederationHost Company NameCNPJCVM CodeType of CompanyCountryUnit)MunicipalityIssuer share (%) Host State Host(FederationHost Company NameCNPJCVM CodeType of CompanyCountryUnit)MunicipalityIssuer share (%)

Market value - variance (%) Amount of dividends received (Reais) Book value - variance (%) Financial Year Market Value Book Value 0.000000 0.000000 0.000000 0.00 0.00 0.00 31/12/2018 31/12/2017 31/12/2016 59.286284 21.119630 25.218029 Value (R$) Date Date Value (R$) 31/12/2018 - 31/12/2018 65,927,000,000.00 Reasons for acquiring and maintaining this shareholding Carrying out financial transactions and commercial activities. Vale Manganês S.A. 15.144.306/0001-99 - Subsidiary Brazil BA Simões Filho 100.000000 Description of activities The ironwork industry, metallurgy, industry and trade of iron alloys; mineral exploitation, including research, mining, processing, transport, trade, import and export of mineral substances, on its own account or in association with other undertakings; reforestation; the extraction, production, trade, import and export of wood and charcoal and other goods of mineral or vegetable origin used in their production processes and their by-products; trade in the import and export of goods related or needed for its activities, including equipment, supplies and various materials; any other related activities that do not conflict with its purpose or with the legislation in force. Market value - variance (%) Amount of dividends received (Reais) Book value - variance (%) Financial Year Market Value Book Value 0.000000 0.000000 0.000000 0.00 0.00 0.00 31/12/2018 31/12/2017 31/12/2016 4.712813 14.117647 -11.982249 Value (R$) Date Date Value (R$) 31/12/2018 - 31/12/2018 711,000,000.00 Reasons for acquiring and maintaining this shareholding Running iron alloy and manganese operations in Brazil. Vale Malaysia Minerals 00.000.000/0000-00 - Subsidiary Malaysia 100.000000 Host State Host(Federation Company NameCNPJCVM CodeType of Company CountryUnit)Host MunicipalityIssuer share (%) Host State Host(FederationHost Company NameCNPJCVM CodeType of CompanyCountryUnit)MunicipalityIssuer share (%)

Description of activities The purpose of Vale Malaysia Minerals is to conduct port and offshore terminal operations in Malaysia. Amount of dividends Book value - Market value - Financial Year variance (%) variance (%) received (Reais) Market Value Book Value 31/12/2018 31/12/2017 31/12/2016 22.790478 8.683402 -7.069745 0.000000 0.000000 0.000000 0.00 0.00 0.00 Date Value (R$) Date Value (R$) 31/12/2018 - 31/12/2018 5,210,000,000.00 Reasons for acquiring and maintaining this shareholding Performing port and offshore terminal operations. VLI S.A. 12.563.794/0001-80 - Affiliate Brazil SP São Paulo 37.600000 Description of activities VLI SA aims to provide integrated cargo transport services using railways and roads, construction, maintenance, monitoring, operating railways and/or own or third-party rail traffic, construction, operating own maritime terminals or third party terminals, to exploit, with own or third-party vessels, long-distance maritime trade, cabotage and inland waterway transport of cargo in general, including port support navigation, exploitation of activities directly or indirectly related to cargo transport services. Amount of dividends received (Reais) Market value - variance (%) Financial Year Book value - variance (%) Market Value Book Value 0.000000 0.000000 0.000000 28,000,000.00 62,000,000.00 0.00 31/12/2018 31/12/2017 31/12/2016 3.653966 1.393287 3.949967 Value (R$) Date Date Value (R$) 31/12/2018 - 31/12/2018 3,319,000,000.00 Reasons for acquiring and maintaining this shareholding Carrying out integrated cargo transport Host State Host(FederationHost Company NameCNPJCVM CodeType of CompanyCountryUnit)MunicipalityIssuer share (%)

Companhia Siderúrgica do Pecém 09.509.535/0001-67 - Affiliate Brazil RJ Rio de Janeiro 50.000000 Description of activities The Company's aims to develop a steel production complex in the State of Ceará, consisting of a steel mill dedicated to the production and export of steel plates. Amount of dividends received (Reais) Book Value – variation (%) Market Value – variation (%) Financial Year Market Value Book Value 31/12/2018 31/12/2017 31/12/2016 0.000000 0.000000 0.000000 0.000000 0.000000 0.000000 0.000000 0.000000 0.000000 Value (R$) Date Date Value (R$) 31/12/2018 - 31/12/2018 - Reasons for acquiring and maintaining this shareholding Investment made to increase Vale's interest in the iron ore market in the Atlantic. Host State Host(FederationHost Company NameCNPJCVM CodeType of CompanyCountryUnit)MunicipalityIssuer share (%)

9.2 – Other relevant information Additional Information relating to Item 9.1 (b) On December 31st, 2018, Vale recognized as intangible assets of Intellectual Property a total of 5,613 processes worldwide, in a total of 84 countries (169 patents in Brazil and 775 abroad; 719 trademark processes in Brazil and 1,453 abroad; 353 domain names in Brazil and 2,029 abroad, and 114 computer programs in Brazil and 1 abroad). Due to system limitations, the following are some tables related to item 9.1 (b) Leases (CPBS) Lease agreement between Companhia DOCAS do Rio de Janeiro (CDRJ) and Companhia Portuária de Sepetiba 25 years, to expire on 12/19/2021 PLEASE SPECIFY THE LESSEE]The unilateral termination can be declared by means of a summary procedure that assures to the lessee the right to defense, in the following events, including other events set out in the agreement: a) failure to perform the works, unjustified delay in the deployment of the Terminal, performance that is not consistent with the provisions of the agreement; b) breach of legal, regulatory or contractual obligations; c) defaults on guaranteed financial obligations. Interruption of operations Authorizations (TIG) The Authorization includes handling and/or storage, in the Terminal, of own and third-party goods intended for or coming from water transportation, in the form of exploration for mixed private use, as provided for in sub-item "b" of item II of paragraph 2 of the article. 4 ° of Law 8,630 of 1993. 25 years, to expire on 12/25/2039 The revocation penalty may be applied by the contract-letting agency upon a proposal by ANTAQ, considering the seriousness of the breach, in the following events: I-failure to comply with the notice requiring the performance of the works or operation of the port facility within 60 days; II-the inspection by ANTAQ has been prevented or hindered; III-failure to comply with the specified time limits for the provision of documents or information required in this agreement or regulations edited by ANTAQ, or when requested by the Agency; IV-unjustified failure to comply with the schedule relating to the construction, operation and investments in the port facility subject to this authorization; V-the required conditions to achieve the purpose of this authorization cease to be satisfied or in the event of their irregular transfer; VI-performance of the following acts without the prior express approval of the contract-letting agency: a) transferring the authorization to another person; b) changing the type of cargo being handled; or c) expanding the area of the port facility; VII-in the event of any other breach that may be determined by ANTAQ and to which the revocation penalty applies. Interruption of operations another person; b) changing the type of cargo being handled; or c) expanding the area of the port revocation penalty applies. another person; b) changing the type of cargo being handled; or c) expanding the area of the port revocation penalty applies. Authorizations (TMPM) Adhesion Agreement made by and between the Federal Government, through ANTAQ, and company Vale S.A. The authorized legal entity will explore the Port Facility on its own account and risk. 25 years, to expire on 09/25/2039 The revocation penalty may be applied by the contract-letting agency upon a proposal by ANTAQ, considering the seriousness of the breach, in the following events: I-failure to comply with the notice requiring the performance of the works or operation of the port facility within 60 days; II-the inspection by ANTAQ has been prevented or hindered; III-failure to comply with the specified time limits for the provision of documents or information required in this agreement or regulations edited by ANTAQ, or when requested by the Agency; IV-unjustified failure to comply with the schedule relating to the construction, operation and investments in the port facility subject to the authorization; V-the required conditions to achieve the purpose of this authorization cease to be satisfied or in the event of their irregular transfer; VI-performance of the following acts without the prior express approval of the contract-letting agency: a) transferring the authorization to another person; b) changing the type of cargo being handled; or c) expanding the area of the port facility; VII-in the event of any other breach that may be determined by ANTAQ and to which the revocation penalty applies. Interruption of operations Authorizations (Tubarão) Adhesion Agreement made by and between the Federal Government, through ANTAQ, and company Vale S.A. The authorized legal entity will explore the Port Facility on its own account and risk. 25 years, to expire on 09/25/2039 The revocation penalty may be applied by the contract-letting agency upon a proposal by ANTAQ, considering the seriousness of the breach, in the following events: I-failure to comply with the notice requiring the performance of the works or operation of the port facility within 60 days; II-the inspection by ANTAQ has been prevented or hindered; III-failure to comply with the specified time limits for the provision of documents or information required in this agreement or regulations edited by ANTAQ, or when requested by the Agency; IV-unjustified failure to comply with the schedule relating to the construction, operation and investments in the port facility subject to this authorization; V-the required conditions to achieve the purpose of this authorization cease to be satisfied or in the event of their irregular transfer; VI-performance of the following acts without the prior express approval of the contract-letting agency: a) transferring the authorization to facility; VII-in the event of any other breach that may be determined by ANTAQ and to which the Interruption of operations Authorizations (Praia Mole) Adhesion Agreement made by and between the Federal Government, through ANTAQ, and company Vale S.A. The authorized legal entity will explore the Port Facility on its own account and risk. 25 years, to expire on 09/25/2039 The revocation penalty may be applied by the contract-letting agency upon a proposal by ANTAQ, considering the seriousness of the breach, in the following events: I-failure to comply with the notice requiring the performance of the works or operation of the port facility within 60 days; II-the inspection by ANTAQ has been prevented or hindered; III-failure to comply with the specified time limits for the provision of documents or information required in this agreement or regulations edited by ANTAQ, or when requested by the Agency; IV-unjustified failure to comply with the schedule relating to the construction, operation and investments in the port facility subject to this authorization; V-the required conditions to achieve the purpose of this authorization cease to be satisfied or in the event of their irregular transfer; VI-performance of the following acts without the prior express approval of the contract-letting agency: a) transferring the authorization to facility; VII-in the event of any other breach that may be determined by ANTAQ and to which the Interruption of operations

Leases Agreement made by and between EMAP, the locator (Empresa Maranhense de Administração Portuária) and Vale S.A., the lessee, for the lease of an area of 53,600m2, located in zone 14 of the development and zoning plan – PDZ of the Itaqui Port, in São Luiz-MA. 20 years, to expire in 10/2022 Without prejudice to any other provision of the contract, it may be rescinded by EMAP, judicially or extrajudicially, when the following cases occur: a)if the contract is transferred to another, or if the leased area isloaned or sub-delegated to third parties, without the consent of EMAP; b) if the lessee, Vale S.A, prevents or hinders the inspection by EMAP, or other port authorities operating in the port; c) if the lessee makes use of the site for a purpose not specified in the agreement, or fails to maintain the facilities in good condition of cleaning and conservation; d) if the lessee fails to meet the time limit specified in the agreement for deployment of the proposed project comprising the performance of the works and allocation of the equipment; e) if the lessee fails to perform any other provision of the agreement; f) in the event of bankruptcy or liquidation of the lessee. Interruption of operations Concessions Exploration and Development of Public Rail Freight Transportation Service in the Southeast Railway, belonging to MRS Logística S.A. 30 years, to expire on 12/01/2026 Pursuant to clause 15 of the concession agreement, the concession will terminate in any of the following events: (i) end of the contractual term; (ii) nationalization; (iii) caducity; (iv) rescission; (v) annulment; (vi) bankruptcy or dissolution of MRS. Said clause of the conssession agreement details each of the chances of extintion and in any of them, the grantor shall stipulate the procedures and means for undertaking the provision of the service without interruption of its continuity. In the event of termination of the concession agreement, the assets declared reversible will be indemnified by the grantor for the residual value of its cost, after deducting any depreciation and any increase resulting from a revaluation, being such cost subject to evaluation by the grantor. In addition, of the amount of indemnity due, the grantor will retain all amounts owed by the Company to the Federal, State, Federal District, Municipalities and RFFSA, in any capacity. The consequence of ceasing to be entitled to operate the rail freight transportation service in the Southeast railway would be the interruption of its operations. Railway concession Management of the Northern Railway, General Cargo and Passenger Transport on the Northern Railway 2035 According to the Concession Agreement, in its eighteenth clause, regarding the termination of the contract: Termination. The contract may only be terminated by the granting authority or by the company in the following cases: (i) termination of the contractual term; (ii) renunciation by CDN, that can only occur after five years from the date of taking office which was on January 10, 2005, and must be made in writing at least 6 months in advance; (iii) force majeure; (iv) termination for noncompliance with the CDN, noncompliance that is not rectified by the CDN within the term required by the contract, will give rise to the right by the granting authority to terminate the contract; (v) termination for noncompliance with the granting authority; (vi) termination of the contract in case of unforeseeable alteration of circumstances. The referred clause details each of the chances of extintion and in any of them, the grantor shall stipulate the procedures and means for undertaking the provision of the service without interruption of its continuity, as well as, shall make payment of the respective indemnities related to rehabilitation works, development and assets of the Company by the Company’s option. Loss of the right to operate the railroad transport service / loss of the concession. Port concession Management of the Port of Nacala, 2020 According to the Concession Agreement, in its eighteenth clause, regarding the termination of the contract: Termination. The contract may only be terminated by the granting authority or by the Loss of the right to operate the Port of Nacala / loss of concession.

stipulate the procedures and means for undertaking the provision of the service without interruption rehabilitation works, development and assets of the Company by the Company’s option. carrying out the services of Piloting, Towing, mooring and unblocking, stowage of ships at berth, cargo handling in warehouses, port trays and ships, storage and fuel, water and electricity supply to ships company in the following cases: (i) termination of the contractual term; (ii) renunciation by CDN PORT, that can only occur after five years from the date of taking office which was on January 10, 2005, and must be made in writing at least 6 months in advance; (iii) force majeure; (iv) termination for noncompliance with the CDN PORT, noncompliance that is not rectified by the CDN PORT within the term required by the contract, will give rise to the right by the granting authority to terminate the contract; (v) termination for noncompliance with the granting authority; (vi) termination of the contract in case of unforeseeable alteration of circumstances. The referred clause details each of the chances of extintion and in any of them, the grantor shall of its continuity, as well as, shall make payment of the respective indemnities related to Concession of the Port Infrastructure of the Port Coal Terminal of Nacala-a-Velha Exclusive concession and right, at its own risk, to design, construct, operate, manage, own, rehabilitate, maintain, finance, develop and commercially operate port infrastructures at the Nacala-à-Velha Port Terminal, not limited to to the handling of coal products, including other ores and related inputs. 2042 The Concession Agreement may terminate by: (i) agreement between the parties, (ii) decision of the deadline of the concession period and its renewals, (iii) redemption by the granting authority, (iv) revocation determined by the granting authority, at the request of the concessionaire in in the event of an extraordinary event or event of force majeure or in case of political and legislative risk and of conflicts of interest of an institutional nature that makes it impossible to fulfill its obligations under this concession agreement. Extinction / Loss of rights and transfer to the granting authority of any and all of its rights, title and interest in respect of the concession, including the assets of the Concession, and as the case may be, the assets of the Concessionaire Concession of the Moatize-Malawi railway lines and the Nacala-Velha railway line between Railway Concession and right to design, construct, operate, manage, own, rehabilitate, maintain, finance, develop, 2042 The Concession Agreement may terminate by: (i) agreement between the parties, (ii) decision of the deadline of the concession period and its renewals, (iii) redemption by the granting authority, (iv) revocation determined by the granting authority, at the request of the concessionaire in in the event of an extraordinary event or event of force majeure or in case of political and legislative risk and of conflicts of interest of an institutional nature that makes it impossible to fulfill its obligations under this concession agreement. Extinction / Loss of rights and transfer to the granting authority of any and all of its rights, title and interest in respect of the concession, including the assets of the Concession, and as the case may be, the Concessionaire's assets

Mussoril and Ponta Namuaxi commercially exploit railway infrastructures CEAR Concession Agreement Concession Agreement for the management and operation of the railway line in Malawi 30 years and ends on January 1, 2046 with freedom of extension for another 20 years. The Concession Agreement will be terminated in the following circumstances, pursuant to Clause 63: (a) expiration of the term; (b) mutual term; (c) Concessionaire default for (i) any false or incorrect representation or warranty by the concessionaire that affects the concessionaire's ability to perform material obligations under the contract; (ii) voluntary filing for bankruptcy; (iii) appointment of a provisional liquidator for the liquidation of the concessionaire (iv) court settlement order to liquidate the concessionare which is not suspended or reversed within 30 days; (d) material breach by the Concessionaire of any of its obligations; (e) termination for breach by the Owner of: (i) any ideological misrepresentation or guarantee made by the Government which affects the ability of the Government to perform the material obligations under the Contract; (ii) expropriation, retaking of any right or other real property by the Government of any share capital or shares of the concessionaire without compensation or that results in an increase in the effective participation of the Government in the concessionaire; (f) amalgamation, reorganization, reconstruction, privatization or other dissolution of the owner; (g) material breach by the Government of any obligations; (h) change in any applicable regulations; (i) change in the interpretation of any applicable regulation. The consequence of the loss of the right to the management and operation of the Malawi railway would be the interruption of its operations. Vale Logistics Limited ("VLL”) (Concession contract) Concession to build, own and operate the Kachasu railway line on the eastern border with Mozambique to the Nkaya border in Malawi as part of the Nacala Railway Project 30 years and ends onJanuary1, 2046 VLL Concession Agreement Concession to build, own and operate the Kachasu railway line on the eastern border with Mozambique to the Nkaya border in Malawi as part of the Nacala Railway ProjectPursuant to clause 32, a concession agreement will be terminated for: (a) the event of default by the Government arising from: (i) noncompliance with any obligations that have a material adverse effect on the concessionaire; (ii) false or incorrect representation or guarantee by the Government; (iii) a change in the law that makes the exercise by the concessionaire and the Government of any of its rights / obligations or illegal, void or unenforceable performance; (iv) removal of any part of the Concessionaire's Railroad; (v) commission of any corrupt act by the Government gives the right to the concessionaire to terminate the contract, or (vi) expropriation; (b) event of default by the concessionaire arising from: (i) failure of the concessionaire to make any payment due to the Government; (ii) default of the concessionaire in the payment of any other amounts owed to the Government; (iii) default of the concessionaire in any relevant aspect in the performance of any other relevant obligations of the concessionaire; (iv) false or incorrect representation or warranty of the dealer that has a material effect on the concessionaire's ability to meet its obligations; (v) failure of the concessionaire to complete the construction of the railroad until the date of the long stoppage (vi) abandonment of the project by the concessionaire (vii) assignment by the concessionaire of all or substantially all of its assets to the benefit of creditors other than an assignment incurred in the ordinary course of business; (vii) a voluntary petition by the concessionaire for the appointment of a trustee or receiver for all or a substantial part of its assets; (viii) initiated by the concessionaire of Interruption and / or cancellation of coal transport operations from the Moatize Coal Mine in the Province of Tete to Nacala-a-Velha, Nampula, Republic of Mozambique

 bankruptcy, reorganization, arrangement (except a plan of agreement that does not involve an insolvent concessionaire), (ix) if concessionare commit any act of corruption.

10. Comments of the directors 10.1 - General Financial and Equity Conditions The financial information included in this Reference Form, except when expressly stated, refers to Vale's consolidated financial statements, prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") for the fiscal years ended December 31, 2018, 2017 and 2016. Information in this item 10 in the Reference Form should be read and analyzed jointly with Vale's consolidated financial statements, available at the Company's website (www.vale.com.br) and the Brazilian Securities and Exchange Commission's website (www.cvm.gov.br). a. General Financial and Equity Conditions On December 31, 2018, Vale net sales revenue was R$ 134.483 billion and with an operating of 32.6%. Operating profit was R$ 43.869 billion, 26.0% up compared to the same period in 2017, due to higher volumes and prices of iron ore and pellets. Operating expenses increased from R$ 5.438 billion in 2017 to R$ 5.890 billion in 2018, due to (i) US$ 290 million increase in R&D expenses and (ii) increase in provisions related to lawsuits of US$ 385 million. In addition, in 2018, Vale recorded an increase in "impairment and losses on noncurrent assets" to R$ 3.523 billion, compared to R$ 1.025 billion in 2017, as a result of (i) impairment of R$ 713 million of the biological assets, (ii) recognized costs of R$ 1.527 billion with long-term contracts of the Midwest system for river transportation and port service, which have a guaranteed minimum volume, and (iii) loss of R$ 1.283 billion of non-feasible projects and operating assets written off through sale or obsolescence. Cash generated from continuing operations, as measured by Adjusted EBITDA1, was R$ 61.065 billion in 2018, an increase of R$ 12.073 billion when compared to 2017, mainly due to (i) the increase in prices and sales volumes of iron ore and pellets, (ii) the increase in prices of the Base Metals segment and (iii) the appreciation of the US dollar against the Brazilian real, with the positive impact in revenues in reais. On December 31st, 2017, Vale net sales revenue was R$ 108.532 billion and the operating margin¹ was 32.1%. Operating profit was R$ 34.812 billion, 45.0% higher when compared to the same period in 2016, due to an increase in the prices of its products, mainly impacted by the Platts Iron Ore IODEX reference price index of 62%, which was on average 22% higher in 2017. Net operating expenses – including sales and administrative, research and development, pre-operating and operation stoppage, and other net operating (expenses) revenue remained in line with 2016, changing from R$ 5.360 billion in 2016 to R$ 5.438 billion in 2017. Additionally, in 2017, there was a reduction in the line item "impairment and losses on noncurrent assets" to R$ 1.025 billion, compared to R$ 4.168 billion in 2016, due to (i) lower impairment on noncurrent assets recognized in the year and (ii) gains related to the Nacala transaction in 2017. Cash generation from continuing operations, as measured by Adjusted EBITDA, was R$ 48.992 billion in 2017, an increase of R$ 8.086 billion over the year 2016, due to (i) higher realized prices and premiums of iron ore and pellets, (ii) higher realized prices of the Coal segment and (iii) higher realized prices of the Base Metals segment. On December 31, 2016, Vale net operating sales revenue was R$ 94.633 billion and the operating margin¹ 29.7% (prior to the impairment and losses on noncurrent assets). The operating profit 1 Adjusted EBITDA is the operational income or loss adding the dividends received and interest from associates and joint ventures, and excluding depreciation, exhaustion and amortization, impairments and other results from non-current assets.

was R$ 23.962 billion, mainly due to the increase in prices of its products. It was a year in which the Company sought various opportunities to reduce costs. Cash generation operations, measured by Adjusted EBITDA², was R$ 40.906 billion in 2016. from continued Ferrous Minerals Base Metals Coal Others 76.5% 18.2% 4.6% 0.8% 74.0% 20.2% 4.6% 1.2% 73.9% 22.5% 3.0% 0.6% Total 100.0% 100.0% 100.0% On December 31st, 2018, the gross debt of the Company totaled R$ 59.928 billion, compared to R$ 74.392 billion on December 31st, 2017, representing a 19.4% reduction of the net payment of loans of R$ 23.565 billion and a negative impact of the exchange rate of R$ 8.982 billion. On December 31st, 2017, the gross debt of the Company totaled R$ 74.392 billion, compared to R$ 95.564 billion on December 31st, 2016, representing a 22.15% reduction, due to the Company's solid operating results and the conclusion of divestiture programs. For further information on our indebtedness, see item "c" below. On December 31st, 2018, the Company had controlling shareholders' equity of R$ 170.403 billion, compared to R$ 143.758 billion on December 31st, 2017. Shareholders' equity increased by 18.5%, mainly as a result of the Company's net income of R$ 25.657 billion and by the positive impact of the conversion of R$ 14.132 billion. These effects were partially offset by the dividend payment and the buyback program. On December 31st, 2017, the Company had controlling shareholders' equity of R$ 143.758 billion, compared to R$ 127.241 billion on December 31st, 2016. Shareholders' equity increased by 12.9%, mainly as a result of the Company's net income of R$ 17.627 billion, and subsequent capitalization of reserves. In 2018, 2017 and 2016, Vale resolved to paid dividends and interest on equity in the amount of R$ 7.694 billion, R$ 6.786 billion and R$ 3.459 billion, respectively. b. Capital Structure The table below presents the funding standard adopted for Company activities, considering equity and third-party capital: Third-Party Capital (current liabilities and noncurrent liabilities) Equity (shareholders' equity) Total Capital (third party + equity) 168.030 173.683 341.713 49.2% 50.8% 100.0% 179.991 148.106 328.097 54.9% 45.1% 100.0% 188.994 133.702 322.696 58.6% 41.4% 100.0% c. Payment capacity in relation to the financial commitments assumed Gross debt 59.928 74.392 95.564 (in billions of reais) On December 31, 201820172016 (in billions of reais) Fiscal Year Ended on December 31, 2018% 2017% 2016% Fiscal Year Ended on December 31, Business segments 201820172016

Net debt Adjusted EBITDA Gross Debt / Adjusted EBITDA Ratio Interest Coverage Ratio: Adjusted EBITDA / gross interest expense 37.392 61.065 1.0 14.2 60.013 48.992 1.5 9.0 81.614 40.906 2.4 6.6 The decrease in the ratio verified on December 31st, 2018 compared to 2017 was due to higher cash generation as a result of higher volumes and prices of the Ferrous Minerals segment, related to the reduction of gross debt in 2018. The decrease in the ratio verified on December 31st, 2017, compared to the previous fiscal year, was mainly due to the reduction of gross debt in 2017. The increase in the interest coverage ratio verified on December 31st, 2018, compared to 2017, was mainly due to higher Adjusted EBITDA supported by the Ferrous Minerals operational performance. The increase in the ratio verified on December 31st, 2017, in relation to the previous year, was due to the increase in the selling price of commodities. d. Sources of Financing for Working Capital and Investments in Noncurrent Assets Used The sources of funds used by the Company in the last three fiscal years were generation of operating cash, loans and financing, issue of debt instruments and sale of investments. Activities from continuing operations generated cash flows of R$ 47.920 billion in 2018, compared to R$ 39.971 billion in 2017 and R$ 21.137 billion in 2016. In fiscal year 2018, cash flow changed in relation to the previous fiscal year, mainly due to (i) higher volumes and prices of Ferrous Minerals and (ii) higher working capital as a result of the cobalt streaming and (iii) lower interests and derivatives payments as a result of the reduction in Net Debt. In addition, in 2018 there was a variation in activities of investments when compared to 2017 due to the the (i) cash inflow of the Fertilizers operations sale and (ii) the conclusion of the Nacala project Finance In fiscal year 2017, operating cash flow changed in relation to the previous fiscal year, mainly due to (i) stronger operating performance due to the increase in iron ore price during 2017; (ii) an improvement in working capital, mainly as a result of the significant reduction in accounts receivable; and (iii) lower losses with derivatives financial instruments compared to the same period in 2016. Among other more relevant operations in the three-year period, the following are highlighted:  In November 2018, a Company settled US$ 600 million (equivalent to R$ 2.325 billion) in bonds issued by its wholly-owned subsidiary Vale Overseas Ltd., with maturity in 2036, together with the repurchase of US$ 400 million (equivalent to R$ 1.550 billion) of the bond issued by its wholly-owned subsidiary Vale Overseas Ltd., due in 2022. On December 31, 2018, the outstanding balance of these operations was R$ 2.914 billion (equivalent to R$ 11.290 billion).  In June 2018, the Company settled US$ 980 million (equivalent to R$ 3.796 billion) in bonds issued by Vale S.A., due in 2042. As of December 31, 2018, the outstanding balance of this operation was US$ 531 million (equivalent to R$ 2.056 billion). In April 2018, the Company settled US$ 499 million (equivalent to R$ 1.933 billion) in bonds issued by its wholly-owned subsidiary Vale Overseas Ltd. with maturity in 2020. As of December 31st, 2018, there was no outstanding balance for this operation.   In March 2018, the Company settled US$ 969 million (equivalent to R$ 3.755 billion) in bonds issued by its wholly-owned subsidiary Vale Overseas Ltd., with maturity in 2021, together with the repurchase of US$ 781 million (equivalent to R$ 3.026 billion) of the bond issued by its wholly-owned subsidiary Vale Overseas Ltd., due in 2022. On December 31st, 2018, the outstanding balance of these operations was R$ 1.373 billion (equivalent to R$ 5.320 billion).  In 2018, the Company paid in advance US$ 1.100 billion (equivalent to R$ 4.262 billion) in export prepayment operations and US$ 259 million (equivalent to R$ 1.003 billion) in export credit notes with commercial banks and US$ 876 million (equivalent to R$ 3.396 billion) in transactions with Export Development Canada (EDC) bank. As of December 31st, 2018, there was no outstanding balance for these operations.  In 2018, the Company borrowed US$ 1.150 billion (equivalent to R$ 4.456 billion) by means of pre-export financing agreements with commercial banks. On December 31st, 2018, the outstanding balance of these operations was R$ 1.155 billion (equivalent to R$ 4.476 billion).  In September 2017, the Company settled US$ 1 billion (equivalent to R$ 3.168 billion) in bonds issued by its wholly-owned subsidiary Vale Overseas Ltd., with maturity in 2019, together with the repurchase of US$ 501 million (equivalent to R$ 1.587 billion) of the bond issued by its wholly-owned subsidiary Vale Overseas Ltd., due in 2020. As of December 31, 2018, there was no outstanding balance for these operations.  In March 2017, the Company settled € 750 million (equivalent to R$ 2.507 billion) in bonds issued by Vale S.A., due in 2018. Advance payment of US$ 2.930 billion (equivalent to R$ 9.445 billion) in export prepayment operations and US$ 1.747 billion (equivalent to R$ 5.710 billion) in export credit notes with commercial banks. As of December 31st, 2018, there was no outstanding balance for these operations.  In 2017, the Company borrowed US$ 350 million (equivalent to R$ 1.157 billion) by means of pre-export financing agreements with commercial banks. As of December 31st, 2018, the outstanding balance of these operations was US$ 252 million (equivalent to R$ 976 million).  In December 2016, its wholly-owned subsidiary, Vale Canada, received a € 200 million (equivalent to R$ 688 million) loan from the French Government, maturing based on a repayment schedule beginning in late 2021 and ending in November 2026, guaranteed by Vale S.A. As of December 31st, 2018, the outstanding balance of this operation was R$ 888 million.  In August 2016, its wholly-owned subsidiary, Vale Overseas Ltd., issued US$ 1 billion (equivalent to R$ 3.259 billion) in bonds maturing in 2026, guaranteed by Vale S.A. In February 2017, the same bond was reopened in the amount of US$ 1 billion (equivalent to R$ 3.308 billion). On December 31st, 2018, the outstanding balance of this operation was R$ 7.938 billion.  In June 2016, its wholly-owned subsidiary, Vale Overseas Ltd., issued US$ 1.250 billion (equivalent to R$ 4.070 billion) in bonds maturing in 2021, guaranteed by Vale S.A. On December 31st, 2018, the outstanding balance of this operation was R$ 1.092 billion.  In January 2016, we withdrew US$ 3 billion (equivalent to R$ 9.777 billion) under Vale's revolving credit facilities with syndicates of international banks, which will mature in 2018 and 2020. This amount was fully repaid in 2016; US$ 1 billion (equivalent to R$ 3.259 billion) was reimbursed in June and the outstanding balance of US$ 2.0 billion (equivalent to R$ 6.518 billion) was paid in November. As of December 31st, 2018, there was no outstanding balance for these operations.  In 2016, we borrowed US$ 950 million (equivalent to R$ 3.096 billion) in pre-export financing agreements with commercial banks. As of December 31st, 2018, there was no outstanding balance for these operations. e. Potential sources of financing used for working capital and for investments in noncurrent assets intended to be used for coverage of liquidity deficiencies In the regular course of business, Vale's main need for funds refers to capital investments, payments of dividends and debt service. The sources of funds used by the Company are: operating cash generation, loans and financing, issue of debt instruments and asset sale. Vale has revolving credit lines contracted with syndicates of international banks that may be used at the Company's discretion, as described below. During the fiscal year ended December 31st, 2016, the Company draw US$ 3 billion from its revolving credit lines, the balance of which was fully amortized in June and November 2016. In June 2017, in turn, the Company contracted a new revolving credit facility in the amount of R$ 7.750 billion (US$ 2 billion), with a term of five years, to replace the R$ 7.750 billion (US$ 2 billion) credit line contracted in 2013. As of December 31st, 2018, the total amount available in revolving credit lines was R$ 19.734 billion (US$ 5 billion), which may be used by Vale, Vale Canada Ltd. and Vale International S.A. with maturities between 2020 and 2022. As of December 31st, 2018, there was no outstanding debit balance in the revolving credit lines. f. Levels of indebtedness and characteristics of such debts On December 31st, 2018, total debt was R$ 59.928 billion, with a portion of R$ 902 million guaranteed by Vale's assets, with an average repayment maturity of 8.93 years and average cost of 5.1% per year in U.S. dollars. Gross debt (in reais) Tranche guaranteed by Vale assets (in %) Average term of amortization (in years) Average cost (in %) 59.928 1.5% 8.93 5.1% 74.392 1.2% 8.92 5.0% 95.564 1.6% 7.91 4.6% In July 2005, Vale received its first investment grade. As of the date of this Reference Form, Vale is rated with investment grade by some of the leading credit risk rating agencies and, it has the following credit risk ratings: BBB-(Standard & Poor’s), Ba1 (Moody’s), BBBL (Dominion Bond Ratings) and BBB-(Fitch). i. Relevant loan and financing contracts The most important categories of the total debt of the Company are presented below. The values presented exclude the accumulated costs. • Loans and financing contracted in U.S. dollars (equivalent to R$ 8.4 billion, R$ 13.6 billion and R$ 23.7 billion, on December 31st, 2018, 2017, and 2016, respectively). These loans include credit facilities for exports, import financing from the export credit agencies and loans from commercial banks and multilateral organizations. Debt structure On December 31st, (in billion) 201820172016

• Fixed income instruments issued in U.S. dollars (equivalent to R$ 32.4 billion, R$ 41.6 billion, and R$ 42.6 billion, on December 31st, 2018, 2017 and 2016, respectively). Vale has issued several debt instruments in the stock market, including through its wholly-owned subsidiary, Vale Overseas, in the total amount of US$ 7.3 billion (equivalent to R$ 28.3 billion), up to December 31st, 2018. The subsidiary Vale Canada has issued debt securities in the amount of US$ 400 million (equivalent to R$ 1.3 billion). • Fixed income securities issued in Euros (equivalent to R$ 4.2 billion, R$ 3 billion and R$ 5.2 billion, on December 31st, 2018, 2017 and 2016, respectively). Vale has issued debt securities in the stock market in the total amount of € 750 million (equivalent to R$ 3.3 billion). • Other debts (R$ 14.8 billion, R$ 14.4 billion, and R$ 22 billion on December 31st, 2018, 2017, and 2016, respectively). The Company has several loans in Brazil, mainly with BNDES and some Brazilian private banks, as well as loans and financing in other currencies. For information on the most relevant financing operations in last three fiscal years, see item 10.1(d) above. ii. Other long-term relationships with financial institutions Vale and its controlled and affiliated companies have a commercial relationship in the normal course of their business with some of the main financial institutions in the country, according to regular financial market practices. iii. Degree of subordination among debts There is no degree of contractual subordination among the Company's unsecured financial debts. Financial debts that are secured through collateral have the privileges and prerogatives granted by the law. In addition, the Company's total loans and financing on December 31st, 2018 added up to R$ 59.928 billion. Of this total, 98.5% (R$ 59.026 billion) corresponded to obligations of unsecured nature and 1.5% (R$ 902 million) to obligations with security interests, such as asset mortgages. The Company's total loans and financing reached R$ 74.392 billion in 2017 and R$ 95.564 billion in 2016, of which 98.8% and 97.8% corresponded to obligations of unsecured nature, and 1.2% and 2.2% to obligations with security interests, respectively for 2017 and 2016. iv. Any restrictions imposed on the Company, especially in relation to limits of indebtedness and contracting of new debts, the distribution of dividends, the disposal of assets, the issuance of new securities and the transfer of corporate control, as well as if the Company has been compliant with these restrictions Some long-term financial instruments contain obligations related to the compliance with certain financial indicators. The indicators are: (i) leverage, understood as the ratio obtained by dividing gross debt over Adjusted EBITDA ("Leverage"); and (ii) interest coverage, thus understood as the ratio obtained by dividing Adjusted EBITDA over interest expenses ("Interest Coverage").

For further information on Adjusted EBITDA, including its calculation, see item 3.2 of this Reference Form. On December 31st, 2018, R$ 10.7 billion of the Company's consolidated gross debt were linked to the Leverage and Interest Coverage indicators. Vale was in compliance with the levels required for such indicators on December 31st, 2018, which, on that date, were as follows: (i) Leverage: 1.0x, considering that the maximum limit to be observed by the Company was 4.5x; (ii) Interest Coverage: 14.2x, considering that the minimum limit to be observed by the Company was 2.0x. In addition, no clause is directly limiting the ability to distribute dividends or interest on equity. On December 31st, 2017, the Company also remained in compliance with the levels required for the Leverage and Interest Coverage indicators, which, on that date, were as follows: (i) (ii) Leverage: 1.5x and Interest Coverage: 9.0x. On December 31st, 2016, the Company also remained in compliance with the levels required for the Leverage and Interest Coverage indicators, which, on that date, were as follows: (i) (ii) Leverage: 2.4x and Interest Coverage: 6.6x. g. Limits of financing contracts and percentages already used Please find below a description of the limits set forth by the relevant infrastructure debentures and financing contracts in the last three fiscal years: 5/19/2014 BNDES Financing for S11D and CLN S11D projects R$ 3.6 billion 76% The credit is available in tranches, according to the projects schedule. 9/24/2012 BNDES Financing for CLN150 Project R$ 3.88 billion 100% The credit is available in tranches according to the project schedule. 4/12/2008 BNDES Investments made in Brazil R$ 7.3 billion 100% The credit is available in tranches according to the project schedule. h. Significant alterations in each item of the financial statements of the year ended on December 31, 2018 compared to the year ended on December 31st, 2017 Analysis of Operating Results 2018 x 2017 The table below presents the values for the consolidated income statements for the fiscal years ended on December 31st, 2018 and 2017: Date ofCounterpartyAllocationValuePercentageDisbursement of contractUsedfunds signing

Net sales revenue Cost of goods sold and services Administrative and selling expenses Research and development Pre-operating and stoppage Other net operating expenses Impairment and other gains or losses on noncurrent assets Operating income Net financial results 134.483 (81.201) (1.917) (1.376) (984) (1.613) (3.523) 43.869 (18.058) (0.693) 25.118 0.966 (0.310) 0.117 25.657 100 (60.4) (1.4) (1.0) (0.7) (1.2) (2.6) 32.6 (13.4) (0.5) 18.7 0.7 (0.2) 0.1 19.1 108.532 (67.257) (1.697) (1.086) (1.317) (1.338) (1.025) 34.812 (9.650) (0.277) 24.885 (4.607) (2.608) 0.043 17.627 100 (62.0) (1.6) (1.0) (1.2) (1.2) (0.9) 32.1 (8.9) (0.3) 22.9 (4.2) (2.4) 0.0 16.2 23.9% 20.7% 13.0% 26.7% (25.3%) 20.6% 243.7% 26.0% 87.1% 150.2% 0.9% (121.0%) (88.1%) 172.1% 45.6% Results from investments affiliates and joint ventures and other results in Earnings before taxes on profit Taxation on profit Losses from discontinued operations Net income (loss) attributable to non-controlling interest Net income (loss) for the year ¹ Relating to net sales revenue. Net sales revenue The net sales revenue was R$ 134.483 billion in 2018, representing an increase of R$ 25.951 billion, compared to R$ 108.532 billion in 2017, mainly due to higher prices and higher sales volumes, as detailed below. Ferrous minerals Iron ore Revenue from iron ore sales increased from R$ 59.206 billion in 2017 to R$ 75.056 billion in 2018, due to higher sales volumes and realized prices from US$ 64.2/t in 2017 to US$ 66.2/t in 2018. Pellets Revenue from pellet sales increased from R$ 18.043 billion in 2017 to R$ 24.389 billion in 2018, mainly due to higher sales volumes and better average realized prices for pellets, from US$ 109.2/t in 2017 to US$ 117.5/t in 2018. Coal Revenue from the sales of coal increased from R$ 5.003 billion in 2017 to R$ 6.025 billion in 2018, mainly due to the increase in metallurgical and thermal coal prices by 19% and 11%, respectively. Base Metals Nickel and other products Revenue from these products increased from R$ 14.914 billion in 2017 to R$ 16.855 billion in 2018, due to the increase in nickel prices. The average reference price quoted on the London Metal Exchange “LME” was 26% higher in 2018 when compared to the same period in 2017. (in R$ billion) Income statement Fiscal year ended December 31st, 2018 AV (%)¹ 2017 AV (%)¹ 2018 x 2017 (%)

Copper The revenue from the sale of copper increased from R$ 7.052 billion in 2017 to R$ 7.672 billion in 2018, mainly due to the exchange rate effect USD-linked prices, due to the USD appreciation of 14.5%. Costs of Goods Sold and Services Rendered The cost of products and services sold (excluding depreciation) was R$ 69.482 billion in 2018, representing an increase of R$ 13.351 billion when compared to R$ 56.131 billion in 2017, due to the negative impact of the exchange rate variation in costs (R$ 5.0 billion), increase in maritime freight costs (R$ 2.3 billion), increase in the iron ore royalty rate (R$ 1.0 billion) and increase of materials and services (R$ 900 million) and fuel (R$ 1 billion). In the ferrous minerals segment, the increase in costs was mainly due to the increase in the royalties’ rate, the impact of the truck drivers’ strike in 2Q18, fuel costs and spot freight rates. In the Base Metals segment, the increase was mainly due to the reduction of production due to the longer than planned maintenance stoppage at Coleman. On the other hand, the costs related to the coal segment were impacted by the increase in the tariff of the Nacala Logistics Corridor, which was in force for the entire year of 2018, but only partially during 2017 due to the conclusion of the sale of the Nacala Logistics Corridor. Costs related to each business segment are detailed below: Ferrous Minerals Base Metals Coal Other segments Total (excluding depreciation) 47.995 14.715 5.811 961 69.482 36.497 14.111 4.326 1.197 56.131 Administrative and selling expenses Administrative and selling expenses increased by 13%, from R$ 1.697 billion in 2017 to R$ 1.917 billion in 2018. Excluding the impact of depreciation, administrative and selling expenses increased by 20.4%, from R$ 1.405 billion in 2017 to R$ 1.692 billion in 2018, due to the impact of (i) service, consulting and commercial expenses, (ii) selling commission expenses and (iii) advertising campaign expenses. Research and development expenses Research and development expenses added up to R$ 1.376 billion in 2018, R$ 290 million higher than the research and development expenses recognized in 2017, which amounted to R$ 1.086 billion. These expenses include research and development initiatives for new operational improvements. Pre-operating and operation stoppage expenses In 2018, pre-operating expenses and those related to operation stoppages were R$ 984 million, which represented a 25% decrease when compared to R$ 1.317 billion in 2017, mainly due to the ramp-up of the S11D project, when there was an increase in the production curve and the reduction of the percentage allocated to idleness. Cost of goods sold and services rendered per segmentFor the year ended (in billion)20182017

Other net operating expenses Other operating expenses added up to R$ 1.613 billion in 2018, increasing by R$ 275 million when compared to the R$ 1.338 billion recognized in 2017, mainly provisions related to lawsuits of R$ 385 million. due to the increase in Impairment and other gains or losses on noncurrent assets Fixed Assets and intangible Base Metals – Nickel Miscellaneous segments Impairment of noncurrent assets Onerous contracts Stobie (VCL) Other assets - 0.713 0.428 0.455 0.713 1.527 0.883 - Impairment of noncurrent assets and onerous contracts 2.240 0.883 In 2018, the line item "Impairment and losses on noncurrent assets" totaled a loss of R$ 713 million, related to the review of the business plan for the Company's biological assets, which generated a reduction in the expected operational capacity for these assets. In 2018, impairment of noncurrent assets and onerous contracts added up to R$ 2.240 billion, due to the costs of long-term contracts of the Central-West system for river transport and port service, which have a guaranteed minimum volume. In 2017, the impairment of noncurrent assets and onerous contracts added up to R$ 883 million, mainly due to an underground mine in Sudbury that the Company placed in "care and maintenance", after the repair costs of this asset were not considered recoverable under the current market conditions, and recognized a loss of R$ 428 million in income statement for the year. Additionally, in 2017, the Company recognized a loss of R$ 436 million related to the sale of four VLOC’s and two Floating Stations. Net Financial Results In 2018, the net financial results recorded a loss of R$ 18.058 billion, compared to a loss of R$ 9.650 billion in 2017, mainly due to monetary and foreign exchange losses. The main components of the net financial results in 2018 were: (i) financial expenses of R$ 8.394 billion, (ii) losses from derivatives, in the amount of R$ 1.006 billion, and (iii) losses from monetary and exchange rate changes of R$ 10.207 billion.  The fair value effect of the derivatives represented a loss of R$ 1.006 billion in 2018 compared to a gain of R$ 1.460 billion in 2017. The following are the derivatives transactions per program: Loan and financing hedge program – the Company recognized a loss of R$ 1.054 billion in 2018, compared to a gain of R$ 853 million in 2017. In these swap transactions, fixed or floating rates are paid in USD and remuneration is received in BRL tied to the interest rates of the hedged debts. o Impairment For the year ended Segments perAssets or asset class (in billions of reais)cash generating unit20182017

Cash flow hedge program for the purchase of fuel oil – the Company recognized a gain of R$ 16 million in 2018, compared to a loss of R$ 258 million in 2017. In order to reduce the impact of fluctuations in bunker oil prices on maritime freight and, consequently, to reduce the volatility of the Company's cash flow, bunker oil hedge operations were carried out, through contracting options. Program for hedging of base metals products and inputs – the Company recognized a loss of R$ 99 million in 2018, compared to a gain of R$ 97 million in 2017. o o  Monetary updates indexed according to inflation recognized a loss of R$ 1.970 billion in 2018, compared to a loss of R$ 630 million in 2017. Net foreign exchange losses recognized in loans and financing amounted to R$ 9.721 billion in 2018, compared to a loss of R$ 802 million in 2017, due to the BRL depreciation against the USD.  Results from Investments and other results in affiliates and joint ventures The result of equity interests was negative, in the amount of R$ 693 million in 2018, being impacted by R$ 1.838 billion due to the loss of liabilities related to Samarco Mineração S.A. (“Samarco”) and earnings in equity interests in affiliated companies and joint ventures, in the amount of R$ 1.145 billion. The main impact of this year was the additional provision of R$ 1.523 billion, which represents the present value of estimates of its secondary liability regarding the Renova Foundation, and R$ 315 million, which was the amount used for financial support to Samarco. The results from equity interests in affiliates and joint ventures were R$ 1.145 billion in 2018, representing a R$ 843 million increase compared to the R$ 302 million recorded in 2017. The main companies that contributed to the results using the equity method were the pelletizing units in Tubarão (R$ 1.132 billion), MRS Logística S.A. (R$ 264 million), California Steel Industries, Inc. (R$ 289 million), Vale Logística Integrada S.A. (R$ 119 million), Aliança Norte Energia S.A. (R$ 54 million) and Aliança Geração Energia S.A. (R$ 81 million), which was partially offset by a loss in Companhia Siderúrgica do Pecém (R$ 867 million). Taxation on profit In 2018, a revenue from income of R$ 966 million was recorded, compared to an expense of R$ 4.607 billion in 2017, mainly due to the recognition of deferred income tax assets arising from tax losses of its subsidiary abroad that have not been recognized previously. Discontinued operations a) Fertilizers (Discontinued Operations) In December 2016, the Company executed an agreement with The Mosaic Company ("Mosaic") to sell: (i) the phosphate assets located in Brazil, except for assets located in Cubatão, Brazil; (ii) the control of Campañia Minera Miski Mayo S.A.C., in Peru; (iii) the potassium assets located in Brazil; and (iv) the potassium projects in Canada. In January 2018, the Company and Mosaic concluded the transaction, and the Company received R$ 3.495 billion (US$ 1.080 billion) paid in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic's common shares after the issuance of these shares (R$ 2.907 billion (US$ 899 million), based on Mosaic's share quotation on the closing date of the transaction), and a loss of

R$ 184 million was recognized in the income statement of discontinued operations, as of December 31st, 2018. The shares received from Mosaic were accounted for as financial instruments measured at fair value through the comprehensive income. In the year ended December 31, 2018, the Company recognized a gain of R$ 275 million as "Adjustment to fair value of equity investments" in other comprehensive income. b) Cubatão (part of the fertilizer business) In November 2017, the Company entered into an agreement with Yara International ASA ("Yara") to sell assets located in Cubatão, Brazil. In May 2018, the transaction was concluded and the Company received R$ 882 million (US$ 255 million) paid in cash, recognizing a loss of R$ 231 million in the second quarter of 2018, in the income statement of discontinued operations. The income statement of the discontinued operations for the Fertilizer segment is presented below: Result of discontinued operations Net sales revenue Cost of goods sold and services rendered Operating expenses Impairment of noncurrent assets Operating income (loss) Net financial results Results from investments in affiliates and joint ventures Loss before taxes on profit Taxation on profit Loss from discontinued operations Profit (loss) attributable to non-controlling shareholders Loss attributable to Vale's shareholders 397 (393) 15 (415) 5,572 (5,124) (450) (2,833) (426) (18) - (2,835) (89) (8) (444) 134 (2,932) 324 (310) (2,608) - (22) (310) (2,586) Analysis of equity changes on December 31, 2018 compared to December 31, 2017 x Current Cash and cash equivalents Accounts Receivable Other financial assets Inventories Taxes on estimated profit Taxes to be refunded Others 22.413 10.261 1.683 17.216 2.104 3.422 2.157 6.6% 3.0% 0.5% 5.0% 0.6% 1.0% 0.6% 14.318 8.602 6.689 12.987 2.584 3.876 1.780 4.4% 2.6% 2.0% 4.0% 0.8% 1.2% 0.5% 57% 19% (75%) 33% (19%) (12%) 21% Noncurrent assets held for sale - 59.256 0.0% 17.3% 11.865 62.701 3.6% 19.1% (100%) (5%) Noncurrent Judicial deposits Other financial assets 6.649 12.180 1.9% 3.6% 6.571 10.690 2.0% 3.3% 1% 14% Assets (in billions of reais) 12.31.2018 AV (%)¹ 12.31.2017 AV (%)¹ Change (%) (Dec/2018 Dec/2017) Consolidated Years ended December 31, 20182017 (in millions of reais)

Taxes on estimated profit Taxes to be refunded Deferred taxes on profit Others 2.107 2.913 26.767 1.015 51.631 12.495 30.850 187.481 282.457 341.713 0.6% 0.9% 7.8% 0.3% 15.1% 3.7% 9.0% 54.9% 82.7% 100.0% 1.754 2.109 21.959 0.882 43.965 11.802 28.094 181.535 265.396 328.097 0.5% 0.6% 6.7% 0.3% 13.4% 3.6% 8.6% 55.3% 80.9% 100.0% 20% 38% 22% 15% 17% 6% 10% 3% 6% 4% Investments Intangibles Fixed Assets Total assets 1 Relating to total assets. (Dec/2017 Current Suppliers and contractors Loans and financing Other financial liabilities Taxes to be paid Taxes payable on profit Liabilities relating to investments in affiliates and joint ventures Provisions Dividends and interest on shareholders' equity Others 13.610 3.889 6.213 2.519 0.813 1.120 5.278 - 1.843 4.0% 1.1% 1.8% 0.7% 0.2% 0.3% 1.5% 0.0% 0.5% 13.367 5.633 3.260 2.307 1.175 1.080 4.610 4.742 3.284 4.1% 1.7% 1.0% 0.7% 0.4% 0.3% 1.4% 1.4% 1.0% 2% (31%) 91% 9% (31%) 4% 14% (100%) (44%) Liabilities related to noncurrent assets held for sale - 35.285 0.0% 10.3% 3.899 43.357 1.2% 13.2% (100%) (19%) Noncurrent Loans and financing Other financial liabilities Taxes to be paid Deferred taxes on profit Provisions Liabilities relating to investments in affiliates and joint ventures Deferred revenue – Gold stream Others 56.039 10.511 15.179 5.936 27.491 3.226 6.212 8.151 132.745 168.030 16.4% 3.1% 4.4% 1.7% 8.0% 0.9% 1.8% 2.4% 38.8% 49.2% 68.759 9.575 16.176 5.687 23.243 2.216 6.117 4.861 136.634 179.991 21.0% 2.9% 4.9% 1.7% 7.1% 0.7% 1.9% 1.5% 41.6% 54.9% (18%) 10% (6%) 4% 18% 46% 2% 68% (3%) (7%) Total liabilities Shareholders' Equity Vale’s controlling shareholders’ equity Shareholders’ equity of non-controlling shareholders Total shareholders' equity Total liabilities and shareholders' equity 170.403 3.280 173.683 341.713 49.9% 1.0% 50.8% 100.0% 143.758 4.348 148.106 328.097 43.8% 1.3% 45.1% 100.0% 19% (25%) 17% 4% 1 Relating to total liabilities and shareholders' equity. Current Assets Cash and cash equivalents On December 31st, 2018, the balance of cash and cash equivalents in the amount of R$ 22.413 billion increased when compared to the balance of R$ 14.318 billion on December 31st, 2017, mainly due to the following factors: (i) higher operational cash flow generation in 2018; (ii) Liabilities and shareholders' equity (in billions of reais) 12.31.2018 AV (%)¹12.31.2017 AV (%)¹ Change (%) x Dec/2018)

receipts from the sale of the fertilizers operations, the Nacala Project Finance and the closing of the cobalt streaming deal. Accounts receivable The balance of the accounts receivable changed from R$ 8.602 billion on December 31st, 2017 to R$ 10.261 billion on December 31st, 2018, due to the following factors: (i) higher realized prices in 2018; (ii) positive exchange rate effect for the period; (iii) higher volumes of iron ore and pellets sold in 2018. Other financial assets The balance of other financial assets changed from R$ 6.689 billion on December 31st, 2017 to R$ 1.683 billion on December 31st, 2018, due to the proceeds related to the Nacala Project Finance. Inventories The increase in inventory, going from R$ 12.987 billion on December 31st, 2017 to R$ 17.216 billion on December 31st, 2018, was mainly due to: (i) higher volumes in 2018, mainly related to higher international inventories as a result of the iron ore blending strategy in China; (ii) higher freight costs in the year. Taxes on estimated profit On December 31st, 2018, taxes on estimated profit added up to R$ 2.104 billion, compared to R$ 2.584 million on December 31st, 2017. The reduction in the balance is mainly due to the offsetting of income taxes. Taxes to be refunded On December 31st, 2018, the taxes to be refunded added up to R$ 3.422 billion, compared to R$ 3.876 billion on December 31st, 2017, due to the use of PIS/COFINS credits to offset income taxes at source. Noncurrent assets held for sale On December 31st, 2017, the noncurrent assets held for sale added up to R$ 11.865 billion related to the Fertilizer operation. The Nacala operation was concluded during the year ended December 31st, 2017. For more information on the Nacala operation, see item 10.3(b) of this Reference Form. Noncurrent Assets Judicial deposits The balance of judicial deposits increased from R$ 6.571 billion on December 31st, 2017 to R$ 6.649 billion on December 31st, 2018. There was no material change in the period, with the balances aligned. Other financial assets The balance of other financial assets increased from R$ 10.690 billion on December 31st, 2017 to R$ 12.180 billion on December 31st, 2018. This change in the balance is related to the receipt of Mosaic shares as part of the sale of Fertilizers operations.

Taxes on estimated profit On December 31st, 2018, taxes on estimated profit added up to R$ 2.107 billion, compared to R$ 1.754 billion in the previous year, due to the exchange rate impact on the taxes of foreign companies. Taxes to be refunded On December 31st, 2018, the taxes to be refunded added up to R$ 2.913 billion, compared to R$ 2.109 billion in the previous year, the increase of which was mainly in PIS/COFINS credits arising from the acquisition of fixed assets; Deferred taxes on profit On December 31st, 2018, deferred taxes on profit added up to R$ 26.767 billion, compared to R$ 21.959 billion in the previous year, mainly due to the recognition of deferred income tax assets arising from tax losses of a subsidiary abroad. Intangible Asset The balance of intangible assets changed from R$ 28.094 billion on December 31st, 2017 to R$ 30.850 billion on December 31st, 2018, mainly due to the duplication of the Carajás Railroad (concession), to support the outflow of the S11D project. Fixed Assets The balance of fixed assets increased from R$ 181.535 billion on December 31st, 2017 to R$ 187.481 billion on December 31st, 2018. The main impact was mainly due to the increase in the exchange rate in 2018 (R$ 8.310 billion). The write-offs and depreciation for the fiscal year were offset by additions. Current liabilities Suppliers and contractors The balance of suppliers and contractors increased from R$ 13.367 billion on December 31st, 2017 to R$ 13.610 billion on December 31st, 2018, remaining in line with 2017. Other financial liabilities The balance of other financial liabilities increased from R$ 3.260 billion on December 31st, 2017 to R$ 6.213 billion on December 31st, 2018. The change was mainly due to the following factors: (i) R$ 1.477 higher liabilities related to derivative financial instruments; and (ii) increase of R$ 1.476 billion referring mainly to exchange rate variation and interest rates on the loan in foreign currency with Pangea Emirates Ltd, a firm owned by the group of the Company shareholders, that holds a 15% share on Vale Moçambique. Taxes payable on profit On December 31st, 2018, the taxes payable added up to R$ 813 million, compared to R$ 1.175 billion in the previous year, a decrease mainly due to higher income tax payments made during the year. Noncurrent Liabilities Loans and financing

The balance of loans and financing decreased by 18%, changing from R$ 68.759 billion on December 31st, 2017 to R$ 56.039 billion on December 31st, 2018. The reduction in loans and financing is due payments net of the debt issuance and the positive exchange rate impact. Other financial liabilities The balance of other financial liabilities changed from R$ 9.575 billion on December 31st, 2017 to R$ 10.511 billion on December 31st, 2018. The change was mainly due to the market value of the shareholders debentures, that generated a higher fair value of the financial instrument. Taxes to be paid The balance of taxes to be paid changed from R$ 16.176 billion on December 31st, 2017 to R$ 15.179 billion on December 31st, 2018. This variation in the balance was related to a decrease in REFIS liabilities, which occurred as payments (R$ 4.089 billion in 2018 and R$ 3.322 billion in 2017) were higher than the monetary correction (R$ 2.189 billion in 2018 and R$ 3.029 billion in 2017), following the reduction in the SELIC rate (Special System for Settlement and Custody), thus allowing for the reduction on the notional balance. Deferred taxes on profit The balance of deferred taxes on profit increased from R$ 5.687 billion on December 31st, 2017 to R$ 5.936 billion on December 31st, 2018. This change was mainly due to the effect of the appreciation of the dollar against the real. Provisions The balance of provisions increased from R$ 23.243 million on December 31st, 2017 to R$ 27.491 billion on December 31st, 2018. This variation in the balance was due to the following factors: (i) provision of onerous contracts related to the long-term contract costs of the Mid-Western system for inland waterway transport and port service, which have a guaranteed minimum volume; and (ii) review of cash flow estimates in asset demobilization obligations. Liabilities related to interest in affiliates and joint ventures In March 2016, Samarco and its shareholders, Vale S.A. and BHP Billiton Brasil Ltda. ("BHPB") entered into an Agreement ("Agreement") with the Federal Government, two Brazilian states (Espírito Santo and Minas Gerais) and other governmental authorities, in connection with the lawsuit relating to the failure of Samarco's dam, for the implementation of reparation and compensation programs in the affected areas and communities. The term of validity of the Agreement is 15 years, renewable for successive one-year periods until all obligations have been met. According to the Agreement, Samarco, Vale S.A. and BHPB established a foundation ("Renova Foundation" or "Foundation") to develop and implement the programs of reparation and socio-economic and socio-environmental compensation, to be financed by Samarco. Should Samarco not meet its funding obligations to the Foundation, Vale S.A. and BHP shall be liable, under the terms of the Agreement, for providing funds to the Foundation in the proportion to their shareholding interests in Samarco, which is 50% each. As a consequence of the failure of the dam, Samarco has its operations suspended by a decision from the governmental authorities. Due to the uncertainties regarding Samarco's future cash flow, Vale S.A. maintains the provision for compliance with the reparation and compensation programs set forth in the Agreement, equivalent to the percentage of its shareholding in Samarco.

The changes to the provision are shown below: Balance on January 01 Payments Present value update Increase in provision Balance on December 31 3.296 (1.065) 0.592 1.523 3.511 (0.941) 0.598 0.128 4.346 3.296 In 2018, the Renova Foundation reviewed estimates of expenditures required to remedy and compensate for the impacts of the Samarco dam failure. As a result of this review, in 2018, Vale S.A. recognized an additional provision of R$ 1.523 billion, which represents the present value of the estimates of its secondary liability for the work carried out by Renova Foundation, equivalent to 50% of the additional Samarco obligations for the next 12 years. In addition to the provision, Vale S.A. also made available, during the fiscal year ended December 31st, 2018 and 2017, the amounts of R$ 315 million and R$ 452 million, respectively, which were fully used for Samarco working capital and recognized by the Company in the income statement as an expense in "Income from participations and other results on affiliates and joint ventures". By june 30th, 2019, Vale S.A. may also make available a short-term credit facility of up to R$ 341 million to support Samarco's cash requirements, without it being an obligation to Samarco. The availability of funds by the shareholders – Vale S.A. and BHPB – is subject to the fulfillment of certain conditions, being released by the shareholders, on the same basis and concurrently, as and when required. Shareholders' Equity held by Controlling Shareholders On December 31st, 2018, the balance of shareholders' equity added up to R$ 170.403 billion, compared to R$ 143.758 billion in 2017, mainly due to: (i) the net income for the year, in the amount of R$ 25.657 billion; (ii) adjustments for conversion of R$ 14.132 billion offset by the ordinary stock and ADS repurchase program in the amount of R$ 3.858 billion and advance distribution of dividends and interest on the stockholders' equity in the amount of R$ 7.694 billion. Analysis of Cash Flows 2018 vs. 2017 The following table presents the values related to the consolidated cash flow statements for the fiscal years ended December 31, 2018 and December 31, 2017: Operating cash flow: Net gain (loss) before taxes on operating income Adjustments to consolidate net profit with revenues from operational activities Net operating revenues Net revenue used in investment Net revenue from (used in) financing Net cash from (used in) discontinued operations Increase (reduction) in cash and cash equivalents Beginning of the year cash and cash equivalents 25.118 22.802 47.920 (0,924) (40.529) (0,157) 6.310 14.318 0.9% 51.1% 19.9% (91.4%) 44.6% (80.8%) 1,357.3% 3.1% 24.885 15.086 39.971 (10.690) (28.031) (0.817) 0.433 13.891 Fiscal year ended on December 31, (In billion reais)2018 Variation (%) 2017 (in billions of reais) 20182017

Effect of foreign exchange variations in cash and cash equivalents Cash and cash equivalents from companies sold and merged End of the year cash and cash equivalents 2.170 (0,385) 22.413 5,610.5% (100.0%) 56.5% 0.038 (0.044) 14.318 Net cash from operations Cash flow from operating activities increased 19.89%, from R$ 39.971 billion in 2017 to R$ 47.920 billion in 2018, mainly due to (i) higher operational cash generation in 2018 due to higher volumes and prices realized on the ferrous minerals segment and (ii) closing of the cobalt streaming deal. Net cash used in investments The cash flow applied to the Company's investments for the year ended December 31st, 2018 added up to R$ 924 million, compared to R$ 10.690 billion for the same period in 2017, due to the receipt of the sale of fertilizer assets and Nacala Project Finance for R$ 8.434 billion. Net cash from (used in) financing Cash flow from financing activities for the year ended December 31st, 2018 added up to R$ 40.529 billion, compared to R$ 28.031 billion in 2017, mainly due to (i) the increase in shareholder’s remuneration by R$ 7.748 billion; (ii) repurchase of shares in the amount of R$ 3.858 billion; and (iii) lower issuance of debt and financing by R$ 1.639 billion. h. Significant alterations in each item of the financial statements Year ended December 31st, 2017 compared to the year ended December 31st, 2016 Analysis of Operating Results 2017 x 2016 The table below presents the values for the consolidated income statements for the fiscal years ended December 31st, 2017 and 2016: Net sales revenue Cost of goods sold and services rendered Administrative and sales expenses Research and development Pre-operating and operation stoppages Other net operating expenses Impairment and other gains or losses on non-current assets Operating income Results of investments and other results in affiliates and joint ventures Net financial income Earnings before taxes on profit Taxation on profit Losses from discontinued operations Net income (loss) attributable to non-controlling shareholders Net income (loss) for the year 108.532 (67.257) (1.697) (1.086) (1.317) (1.338) (1.025) 34.812 (0.277) (9.650) 24.885 (4.607) (2.608) 0.043 17.627 100.0 (62.0) (1.6) (1.0) (1.2) (1.2) (0.9) 32.1 (0.3) (8.9) 22.9 (4.2) (2.4) 0.0 16.2 94,633 (61.143) (1.755) (1.098) (1.570) (0.937) (4.168) 23.962 (3.242) 6.302 27.022 (9.567) (4.159) (0.015) 13.311 100.0 (64.6) (1.9) (1.2) (1.7) (1.0) (4.4) 25.3 (3.4) 6.7 28.6 (10.1) (4.4) (0.0) 14.1 14.7 10.0 (3.3) (1.1) (16.1) 42.8 (75.4) 45.3 (91.5) (253.1) (7.9) (51.8) (37.3) (386.7) (32.4) ¹ Relating to net sales revenue. Income statement (In billion reais) Fiscal year ended on December 31, 2017 AV (%)¹ 2016 AV (%)¹ Variation (%) (2016 x 2017)

Net sales revenue Net sales revenue was R$ 108.532 billion in 2017, representing an increase of 14.7% compared to R$ 94.633 billion in 2016, mainly due to higher realized iron ore prices, the Platts Iron Ore Index, once the IODEX reference price index of 62% was 22% higher than in 2017, and other commodities combined with the higher volumes sold of pellets and metallurgical coal. Furthermore, since most of the Company's revenue is denominated in U.S. Dollars, there was a negative impact of the exchange rate on the revenue denominated in Reais, since in 2017 Brazil's currency appreciated 8.35% against the U.S. Dollar, from an average exchange rate of R$ 3.48/US$ 1.00 in 2016 to R$ 3.19/US$ 1.00 in 2017. Ferrous minerals Iron ore Revenues from iron ore sales increased 9.3%, from R$ 54.187 billion in 2016 to R$ 59.206 billion in 2017, mainly due to higher market prices. The average Platts Iron Ore IODEX reference price index of 62% was 22% higher in 2017 compared to the same period in 2016. Pellets Revenues from pellet sales increased 36.7% going from R$ 13.198 billion in 2016 to R$ 18.043 billion in 2017, due to better prices throughout 2017, higher premiums and higher sales volumes. Ferroalloys and manganese The revenue from the sale of manganese ore and ferroalloys increased by 45.6%, from R$ 1.031 billion in 2016 to R$ 1.501 billion in 2017, due to higher realized prices. On average, the price of manganese ore in 2017 was 43% greater than in 2016, while the price of ferroalloys was 79% higher than the average selling price in 2016. Coal Revenues from coal sales increased by 73.6%, from R$ 2.882 billion in 2016 to R$ 5.003 billion in 2017, given the increase in prices of thermal and metallurgical coal, as well as higher volumes of metallurgical coal sold in the international market. Base Metals Nickel and other products Revenue from these products at R$ 15.504 billion in 2016, remained in line with the R$ 14.914 billion recorded in 2017. The price increase in the international market during 2017 was offset by the reduction in volumes sold compared to the same period in 2016. Copper The revenue from the sale of copper increased by 22.2%, from R$ 5.770 billion in 2016 to R$ 7.052 billion in 2017, mainly due to the increase in the market price. The average reference price quoted at the LME was 27% higher in 2017 when compared to the same period in 2016. Other segments The revenue from the sale of other products and services increased from R$ 548 million in 2016 to R$ 1.272 billion in 2017, due to the increase in revenues from the sale of electric power to third parties and the greater volume of sales of steel slabs at a higher price compared to of 2016.

Costs of Goods Sold and Services Rendered The cost of goods and services sold (excluding depreciation) was R$ 56.131 billion in 2017, representing an increase of R$ 6.334 billion (12.7%) when compared to R$ 49.797 billion in 2016, mainly due to the pro-cyclical effect of the commodity prices on the costs, the inflationary pressure of the industry and the increase in cost of Base Metals2. Such increases were partially offset by the exchange rate change in the costs denominated in dollar, such as, for example, sea freight costs for iron ore and costs of base metals operations outside Brazil. In 2017, the stronger commodity cycle compared to 2016 influenced costs and expenses, given the strong correlation between some cost factors and the higher prices of iron ore. However, this type of cycle generates a positive net impact on the Adjusted EBITDA, as the effects of higher product prices and commercial initiatives to maximize the realized price are much higher than the effect on the costs. In addition to, electricity and bunker prices, which are a component of the freight cost, tend to increase in a higher commodity price environment. However, they are also influenced by other macroeconomic variables, resulting in a less than perfect correlation. In the segment of ferrous minerals, the increase in costs is, therefore, mainly due to higher costs linked to the price of commodities, such as royalties, product acquisitions and provision for the payment of employee profit sharing. Moreover, inflationary pressures in the industry, already mentioned above, led to increases in freight, bunker and electricity. In Base Metals segment, the increase was mainly due to operational problems in Thompson in the first quarter of 2017 and the non-recurring effect of the transition to a single furnace in Sudbury, marking 2017 as a year of transition to a simpler and more efficient production flow in the nickel operations in the North Atlantic. On the other hand, the costs related to the coal segment were mainly impacted by the increase in the transportation tariffs for coal. Costs related to each business segment are detailed below: Ferrous Minerals Base Metals Coal Other segments Total (excluding depreciation) 36.497 14.111 4.326 1.197 56.131 31.475 14.343 3.090 0.889 49.797 Administrative and selling expenses Administrative and selling expenses decreased by 3.3%, from R$ 1.755 billion in 2016 to R$ 1.697 billion in 2017. Excluding the impact of depreciation, administrative and selling expenses increased by 4.8%, from R$ 1.341 billion in 2016 to R$ 1.405 billion in 2017, due to the impact of (i) the 8.5% increase in salaries of employees in Brazilian in November 2016, and (ii) expenses relating to the severance payments made to key management personnel. Research and development expenses Research and development expenses reached R$ 1.086 billion in 2017, remaining in line with the R$ 1.098 billion recognized in 2016. 2 Excluding the positive effects of the change in the exchange rate and lower volumes. Cost of goods sold and services rendered per segment (In billion reais)20172016

Pre-operating and operation stoppage expenses In 2017, pre-operating and operation stoppage expenses amounted to R$ 1.317 billion, representing a decrease of 16.1% when compared to R$ 1.570 billion in 2016, mainly due to lower pre-operating expenses in the ramp-up of coal operations at the Moatize Mine and nickel operations in Long Harbor. Such reductions were partially offset by higher pre-operating expenses due to the ramp-up of the S11D project.

Other net operating expenses Other operating expenses reached R$ 1.338 billion in 2017, reducing by R$ 79 million when compared to R$ 1.417 billion recognized in 2016, excluding the non-recurring Goldstream transaction received in 2016, in the amount of R$ 480 million. effect of the Impairment and losses on non-current assets Fixed Assets and intangible Iron ore Coal Base Metals – Nickel Base Metals – Nickel Base Metals – Nickel Miscellaneous segments Impairment of noncurrent assets Onerous contracts Northern System Australia Stobie (VCL) Newfoundland (VNL) Nouvelle Caledonie (VNC) Other assets - - 0.428 - - 0.455 (0.536) 0.091 - 2.112 0.952 0.460 0.883 - 3.079 0.861 Impairment of non-current assets and onerous contracts 0.883 3.940 In 2017, the line item “impairment and losses on non-current assets" totaled a loss of R$ 883 million compared to a loss of R$ 3.079 billion in 2016, mainly related to (i) lower impairment of non-current assets recognized for the year, at R$ 883 million in 2017 against R$ 3.940 billion in 2016 and (ii) a gain of R$ 1.438 billion related to the Nacala transaction in 2017. In 2017, the impairment of non-current assets and onerous contracts added up to R$ 883 million, mainly due to an underground mine in Sudbury that the Company placed in "care and maintenance", after the repair costs of this asset were not considered recoverable under market conditions, and recognized a loss of R$ 428 million in the income statement for the year. In 2016, the impairment of non-current assets and onerous contracts added up to R$ 3.940 billion, mainly due (i) to the projection of nickel prices, having an impact on the assets of Vale Newfoundland & Labrador Limited and of Vale Nouvelle-Calédonie S.A.S; (ii) to the contracts with a guaranteed minimum volume for use of fluvial structure and supply of manganese ore; (iii) to the reversion of impairment resulting from the decision to resume the pellet operations in São Luís at the beginning of 2018; and (iv) to the review of the operating plans of the coal assets in Australia. Net Financial Results In 2017, the net financial results recorded a loss of R$ 9.650 billion, compared to a gain of R$ 6.302 billion in 2016, mainly due to the negative impact of the change in the exchange rate in 2017, in the amount of R$ 2.130 billion, compared to the positive impact of the change in the exchange rate in 2016, in the amount of R$ 10.819 billion. The main components of the net financial results in 2017 were: (i) financial expenses of R$ 10.512 billion, (ii) gains from derivatives, in the amount of R$ 1.460 billion, and (iii) losses from monetary and exchange rate changes of R$ 2.130 billion. Impairment (reversion) Segments perfor the year ended asset class Assets or In billions of reaisCash generating unit20172016

Impairment and other results from interest in affiliates and joint ventures The equity result was a loss of R$ 277 million in 2017, of which R$ 579 million was the loss of liabilities related to the interest in Samarco and R$ 302 million of gains related to the results of equity investments. The result recognized in liabilities related to Samarco was a loss of R$ 579 million, representing a decrease of R$ 2.663 billion, compared to the R$ 3.242 billion recognized in 2016. Such variation occurred due to the fact that the provision was recognized in 2016, and in 2017 was recognized only the loss of R$ 452 million used for Samarco’s working capital. The results from equity interests in affiliates and joint ventures registered a gain of R$ 302 million in 2017, compared to the gain of R$ 1.111 billion that was recorded in 2016. The main companies that contributed to the results using the equity method were the pelletizing units in Tubarão (R$ 716 million), MRS Logística S.A. (R$ 219 million), California Steel Industries, Inc. (R$ 135 million), Aliança Geração de Energia S.A. (R$ 86 million), partially offset by losses in Companhia Siderúrgica do Pecém (R$ 849 million) and Nacala (R$ 206 million). In 2017, the Company recognized a loss of R$ 579 million, of which R$ 128 million related to the supplement of the provision for compliance with the reparation and compensation programs regarding the failure of the dam belonging to Samarco Mineração S.A. ("Samarco") and R$ 452 million used by Samarco to maintain its working capital. In 2016, the recognized loss, in the amount of R$ 4.353 billion, relates to a loss of R$ 3.967 billion (Samarco's provision), loss of R$ 266 million from the sale of its shareholding in Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd and a loss of R$ 120 million related to the transaction of Mineração Paragominas. There were no impairment charges related to investments in affiliated companies and joint ventures in 2017 and 2016. Taxation on profit In 2017, an income tax expense of R$ 4.607 billion was recorded, compared to an expense of R$ 9.567 billion in 2016. This reduction basically derives from the tax benefit of interest on shareholders' equity and tax incentives. Discontinued operations a) Fertilizers (Discontinued Operations) In December, 2016, the Company executed an agreement with The Mosaic Company (“Mosaic”) to sell: (i) the phosphate assets located in Brazil, except for assets located in Cubatão, Brazil; (ii) the control of Campañia Minera Miski Mayo S.A.C, in Peru; (iii) the potassium assets located in Brazil; and (iv) the potassium projects in Canada. Originally, the value of this agreement was R$ 8.158 billion (equivalent to US$ 2.5 billion), of which R$ 4.074 billion (equivalent to US$ 1.25 billion) would be paid in cash and the remainder of the value with 42.3 million common shares to be issued by Mosaic. In January 2018 (subsequent event), the Company and Mosaic concluded the transaction, which was preceded by some final adjustments made by the parties under the original terms and conditions of the negotiation. As a result of these changes, the Company received R$ 3.573 billion (equivalent to US$ 1.1 billion) in cash and 34.2 million common shares, equal to 8.9% of Mosaic's common shares after the issuance of these shares - corresponding to R$ 2,901 billion (equivalent to US$ 877 million), based on Mosaic's share quotation on the closing date of the transaction. The net assets of the fertilizer segment were adjusted to reflect the fair value less the cost of sale and, in 2017, a loss of R$ 2.325 billion (R$ 5.899 billion in 2016) was recognized in the income statement of the discontinued operations in the year ended of December 31st, 2017.

b) Cubatão (part of the fertilizer segment) In November 2017, the Company entered into an agreement with Yara International ASA ("Yara") to sell assets located in Cubatão, Brazil. The value of this agreement is R$ 844 million (equivalent to US$ 255 million) to be paid in cash. The conclusion of the transaction is expected by the end of 2018 and is subject to compliance with the usual conditions precedent, including approval by the Administrative Council for Economic Defense ("CADE") and other authorities. As a consequence, the net assets were adjusted to reflect the fair value less the cost of sale, and a loss of R$ 508 million was recognized in the operating income statement as of December 31st, 2017. The results of the discontinued operations of the Fertilizer segment are presented below: Result of discontinued operations Net sales revenue Cost of goods sold and services rendered Operating expenses Impairment of non-current assets Operating income (loss) Net financial income Results of Investments in affiliates and joint ventures Loss before taxes on profit Taxation on profit Loss from discontinued operations Profit (loss) attributable to non-controlling shareholders Loss attributable to Vale's shareholders 5.572 (5.124) (0.450) (2.833) 6.470 (6.495) (0.448) (5.899) (2.835) (0.089) (0.008) (6.372) 0.069 0.010 (2.932) 0.324 (6.293) 2.134 (2.608) (4.159) (0.022) (0.009) (2.586) (4.150) Analysis of equity changes on December 31, 2017 compared to December 31, 2016 Current Cash and cash equivalents Accounts Receivable Other financial assets Inventories Taxes on estimated profit Taxes to be refunded Others 14.318 8.602 6.689 12.987 2.584 3.876 1.780 4.4% 2.6% 2.0% 4.0% 0.8% 1.2% 0.5% 13.891 11.937 0.951 10.913 0.518 5.296 2.047 4.3% 3.7% 0.3% 3.4% 0.2% 1.6% 0.6% 3% -28% 603% 19% 399% -27% -13% Non-current assets held for sale 11.865 62.701 3.6% 19.1% 27.994 73.547 8.7% 22.8% -58% -15% Non-current Legal deposits Other financial assets Taxes on estimated profit Taxes to be refunded Deferred taxes on profit Others 6.571 10.690 1.754 2.109 21.959 0.882 43.965 11.802 2.0% 3.3% 0.5% 0.6% 6.7% 0.3% 13.4% 3.6% 3.135 2.041 1.718 2.368 23.931 0.899 34.092 12.046 1.0% 0.6% 0.5% 0.7% 7.4% 0.3% 10.6% 3.7% 110% 424% 2% -11% -8% -1% 29% -2% Investments Assets (in billions of reais) 12.31.2017 AV (%)¹ 12/31/2016 AV (%)¹ Variation (%) (Dec/2017 x Dec/2016) Consolidated Years ended December 31, 20172016 In billions of reais

Intangibles Fixed Assets 28.094 181.535 265.396 328.097 8.6% 55.3% 80.9% 100.0% 22.395 180.616 249.144 322.691 6.9% 56.0% 77.2% 100.0% 25% 1% 7% 2% Total assets 1 Relating to total assets. (Dec/2016 Current Suppliers and contractors Loans and financing Other financial liabilities Taxes to be refunded Taxes payable on profit Liabilities relating to investments in affiliates and joint ventures Provisions Dividends and interest on equity Others 13.367 5.633 1.237 2.307 1.175 1.080 4.610 4.742 5.307 4.1% 1.7% 0.4% 0.7% 0.4% 0.3% 1.4% 1.5% 1.6% 11.830 5.410 2.499 2.144 0.556 0.951 3.103 2.660 3.903 3.7% 1.7% 0.8% 0.7% 0.2% 0.3% 1.0% 0.8% 1.2% 13% 4% -51% 8% 111% 14% 49% 78% 36% Liabilities related to non-current assets held for sale 3.899 1.2% 3.554 1.1% 10% 43.357 13.2% 36.610 11.6% 18% Non-current Loans and financing Other financial liabilities Taxes to be refunded Deferred taxes on profit Provisions Liabilities relating to investments in affiliates and joint ventures Deferred revenue – Goldstream Others 68.759 9.575 16.176 5.687 23.243 2.216 6.117 4.861 136.634 179.991 21.0% 2.9% 4.9% 1.7% 7.1% 0.7% 1.9% 1.5% 41.6% 54.9% 90.154 6.804 16.170 5.540 18.730 2.560 6.811 5.615 152.384 188.994 27.9% 2.1% 5.0% 1.7% 5.8% 0.8% 2.1% 1.7% 47.2% 58.6% -24% 41% 0% 3% 24% -13% -10% -13% -10% -5% Total Liabilities Shareholders’ Equity Vale’s controlling shareholders’ equity Shareholders’ equity of non-controlling shareholders Total shareholders' equity Total liabilities and shareholders' equity 143.758 4.348 148.106 328.097 43.8% 1.3% 45.1% 100.0% 127.241 6.461 133.702 322.696 39.4% 2.0% 41.4% 100.0% 13% -33% 11% 2% 1 Relating to total liabilities and shareholders' equity. 1 Relating to total liabilities and shareholders' equity. Current Assets Cash and cash equivalents On December 31, 2017, the balance of cash and cash equivalents of R$ 14.318 billion remained in line with the balance of R$ 13.891 billion on December 31, 2016, mainly offset by the following factors: (i) a stronger operating performance; (ii) reduction of loans and financing through higher volume of payments against a lower volume of funding; (iii) higher payment of interest on the stockholders’ equity; and (iv) lower expenses with the acquisition of fixed assets and intangible assets. Liabilities and shareholders' equity In billions of reais 12.31.2017 AV (%)¹ 12/31/2016 AV (%)¹ Variation (%) x Dec/2017)

Accounts receivable The balance of the accounts receivable changed from R$ 11.937 billion on December 31, 2016 to R$ 8.602 billion on December 31, 2017, due to higher selling prices, mainly of iron ore at the end of the fiscal year ended December 31, 2016. Inventories The increase in inventory, increasing from R$ 10.913 billion on December 31, 2016 to R$ 12.987 billion on December 31, 2017, was due to higher volumes stocked. Taxes to be refunded On December 31, 2017, the taxes to be refunded totaled R$ 3.866 billion, compared to R$ 5.296 billion on December 31, 2016. This reduction is due to the use of PIS/COFINS credits to offset income tax. Taxes on estimated profit On December 31st, 2017, taxes on estimated profit totaled R$ 2.584 billion, compared to R$ 518 million on December 31st, 2016. The increase in the balance is mainly due to the use of PIS/COFINS credits to offset Brazilian income tax. Non-current assets held for sale On December 31st, 2017, the non-current assets held for sale totaled R$ 11.865 billion related to the Fertilizer operation. On December 31, 2016, the assets held for sale totaled R$ 27.994 billion, of which: (i) R$ 13.178 billion related to the Fertilizer operation, (ii) R$ 13.652 billion related to the Nacala operation, and (iii) R$ 1.164 billion related to shipping assets. The Nacala operation and the sale of shipping assets were concluded during the year ended December 31, 2017. For more information on the Nacala operation, see item 10.3 (b) of this Reference Form. Noncurrent Assets Deferred taxes on profit On December 31, 2017, the deferred taxes on profit amounted to R$ 21.959 billion, compared to R$ 23.931 billion in the previous year. This reduction is mainly due to the realization of the tax loss of the parent company and its controlled company abroad. Legal deposits The balance of legal deposits increased from R$ 3.135 billion on December 31st, 2016 to R$ 6.571 billion on December 31st, 2017, due to the merger of Valepar into the Company, in connection with the conversion of Vale's class "A" preferred shares. Other financial assets The balance of other financial assets increased from R$ 2.041 billion on December 31st, 2016 to R$ 10.690 billion on December 31st, 2017. This variation in the balance relates to the deconsolidation of the Nacala logistics corridor, which generated an increase in the balance of loans receivable from Nacala B.V. in the amount of R$ 14.972 billion (R$ 6.277 billion classified as current assets and R$ 8.695 billion as non-current assets).

Deferred taxes on profit On December 31st, 2017, the deferred taxes on profit amounted to R$ 21.959 billion, compared to R$ 23.931 billion in the previous year. This reduction is mainly due to the realization of the tax loss of the parent company and its controlled company abroad. Intangible Asset The balance of intangible assets increased from R$ 22.395 billion on December 31st, 2016 to R$ 28.094 billion on December 31st, 2017, due to (i) the merger of Valepar into the Company, in connection with the conversion of Vale's class "A" preferred shares; and (ii) the duplication of São Luís railroad to transport a greater volume of iron ore after the conclusion of the S11D project. Fixed Assets The balance of fixed assets increased from R$ 180.616 billion on December 31st, 2016 to R$ 181.535 billion on December 31st, 2017, largely in line with 2016, mainly due to the reduction of capital investments after the conclusion of the S11D project. Current liabilities Suppliers and contractors The balance of suppliers and contractors increased from R$ 11.830 billion on December 31, 2016 to R$ 13.367 billion on December 31, 2017. This increase is mainly due to higher sea freight costs, impacted by higher bunker prices. Other financial liabilities The balance of other financial liabilities decreased from R$ 2.499 billion on December 31st, 2016 to R$ 1.237 billion on December 31st, 2017. The reduction relates to derivative financial instruments, which decreased from R$ 1.349 billion on December 31st, 2016 to R$ 344 million on December 31st, 2017, as a result of the depreciation of the U.S. dollar against the Brazilian currency, generating a lower impact on the result from the bunker operations and foreign exchange swaps for the year. Taxes payable on profit On December 31, 2017, the taxes payable amounted to R$ 1.175 billion, compared to R$ 556 million in the previous year, an increase mainly due to income tax payable on operations in Brazil and abroad. Noncurrent Liabilities Loans and financing The balance of loans and financing decreased by 24%, from R$ 90.154 billion on December 31st, 2016 to R$ 68.759 billion on December 31st, 2016. The decrease in loans and financing is due to the Company’s cash generation and the conclusion of its divestment program. Other financial liabilities The balance of other financial liabilities increased from R$ 6.804 billion on December 31st, 2016 to R$ 9.575 billion on December 31st, 2017. This variation in the balance relates to the (i) deconsolidation of the Nacala logistics corridor, which generated an increase in the balance of loans payable to Emirates Ltd. in the amount of R$ 3.856 billion; and (ii) an increase in the value of the shareholder debentures of 89.1%, from R$ 2.526 billion on December 31st, 2016 to R$ 4.080 billion on December 31st, 2017, due to the increase in the mark-to-market of the shareholder debenture due to the increase in commodity prices. Provisions The balance of provisions increased from R$ 18.730 billion on December 31st, 2016 to R$ 23.243 billion on December 31st, 2017. This variation in the balance relates to (i) an increase in provisions for lawsuits by 78.2%, from R$ 2.734 billion on December 31st, 2016 to R$ 4.873 billion on December 31, 2017, due to the incorporation of PIS/Cofins lawsuits on interest on equity of Valepar; and (ii) an increase of 26.5% in the provision for asset demobilization obligations, which increased from R$ 8.055 billion on December 31st, 2016 to R$ 10.191 billion on December 31st, 2017, due to a review in the estimates of future cash flows. Shareholders' Equity held by Controlling Shareholders On December 31st, 2017, the balance of shareholders' equity added up to R$ 143.758 billion, compared to R$ 127.241 billion in 2016, mainly due to (i) the net income for the year, in the amount of R$ 17.627 billion, (ii) adjustments for conversion of R$ 3.309 billion, (iii) incorporation of Valepar's remaining assets in the amount of R$ 3.634 billion, offset by (iv) distribution of dividends and interest on equity in the amount of R$ 6.786 billion. Analysis of Cash Flows 2017 vs. 2016 The table below presents the values relating to the cash flow statements for the fiscal years ended December 31st, 2017 and December 31, 2016: Operating cash flow: Net gain (loss) before taxes on operating income Adjustments to consolidate net profit with revenues from operational activities Net operating revenues Net revenue used in investment Net revenue from (used in) financing Net cash from (used in) discontinued operations Increase (reduction) in cash and cash equivalents Beginning of the year cash and cash equivalents Effect of foreign exchange variations in cash and cash equivalents Cash and cash equivalents from companies sold and merged End of the year cash and cash equivalents 24.885 15.086 39.971 (10.690) (28.031) (0.817) 0.433 13.891 0.038 (0.044) 14.318 -7.9% -356.4% 89.1% -31.8% 879.8% 55.0% -79.1% -0.9% -101.7% -100.0% 3.1% 27.022 (5.885) 21.137 (15.673) (2.861) (0.527) 2.076 14.022 (2.207) - 13.891 Net operating revenues Operating cash flow increased by 89.1%, going from R$ 21.137 billion in 2016 to R$ 39.971 billion in 2017, mainly due to (i) a stronger operating performance by reason of an increase in the price of iron ore throughout 2017; (ii) an improvement in the working capital, mainly as a result of the significant reduction in accounts receivable and (iii) lower settlement volume of derivative financial instruments compared to the same period in 2016. (In billion reais) Fiscal year ended on December 31, 2017 Variation (%) 2016

Net revenue from (used in) investments The cash flow applied to the Company's investment activities for the year ended December 31st, 2017 totaled R$ 10.690 billion, compared to R$ 15.673 billion for the same period in 2016, due to the reduction of capital investments due to the conclusion of the S11D project. Net revenue from (used in) financing Cash flow from financing activities for the year ended December 31st, 2017 totaled R$ 28.031 billion, compared to R$ 2.861 billion in 2016, mainly due to: (i) higher repayment of loans and financing; (ii) increase in the payment of interest on equity; and (iii) lower borrowings. 10.2 – Operating and Financial Results a. Results of Vale operations, in particular: i. description of any key components of revenue In 2018, Vale had a net sales revenue of R$ 134.483 billion, representing an increase of 23.9% compared to R$ 108.532 billion in 2017, mainly due to higher volumes sold of iron ore fines and pellets and higher prices pellets and iron ore fines and prices of other commodities, in addition to the positive impact of foreign exchange variation, due to the prices USD denominated. In 2017, Vale had a net sales revenue of R$ 108.532 billion, representing an increase of 14.7% compared to R$ 94.633 billion in 2016, mainly due to higher prices and premiums for pellets, iron ore and other commodities, as well as higher volumes sold of pellets, copper and metallurgical coal. In 2016, Vale’s net operating revenues increased 17.6% to R$ 94.633 billion, compared to the previous year, mainly due to higher prices for pellets, iron ore and other commodities, as well as higher sales volumes of pellets, iron ore, nickel, copper and coal fines but were negatively affected by falling base metal prices. Vale’s revenue depends, among other factors, on the volume of production at its facilities and the prices for its products. The production report is available on the Company’s website (www.vale.com). The following table summarizes, for the periods indicated, the distribution of Vale’s net revenues based on the geographical location of its customers. North America USA Canada South America Brazil Others Asia China Japan South Korea Taiwan Others Europe Germany France United Kingdom Italy 7.346 4.937 2.409 14.849 11.860 2,989 79.825 56.283 10.066 4.772 1.882 6.822 22.374 6.058 2.412 1.147 2.029 5.5 3.7 1.8 11.0 8.8 2.2 59.4 41.9 7.5 3.5 1.4 5.1 16.6 4.5 1.8 0.9 1.5 7.399 4.183 3.216 13.210 11.091 2.119 64.129 44.847 7.836 4.482 2.231 4.733 17.570 4.414 1.761 1.106 1.673 6.8 3.9 3.0 12.2 10.2 2.0 59.1 41.3 7.2 4.1 2.1 4.4 16.2 4.1 1.6 1.0 1.5 7.553 3.475 4.078 8.343 7.103 1.240 58.027 43.778 6.019 3.041 2.147 3.042 16.042 4.772 1.471 1.123 1.589 8.0 3.7 4.3 8.8 7.5 1.3 61.3 46.3 6.4 3.2 2.3 3.2 17.0 5.0 1.6 1.2 1.7 Fiscal year ending on December 31 In billions of reais2018%2017%2016%

Others Other countries Net Revenue 10.728 10.089 134.483 8.0 7.5 100.0 8.616 6.224 108.532 7.9 5.7 100.0 7.087 4.668 94.633 7.5 4.9 100.0 Individually, the most important product in terms of revenue generation in fiscal years 2018, 2017 and 2016 was iron ore. Ferrous minerals Iron ore Pellets Manganese and ferroalloys Others Coal Base metals Nickel and others Copper Others Net Revenue 102.842 75.056 24.389 1.660 1.737 6.025 24.527 16.855 7.672 1.089 134.483 76.5 55.8 18.1 1.2 1.3 4.5 18.2 12.5 5.7 0.8 100.0 80.291 59.206 18.043 1.501 1.541 5.003 21.966 14.914 7.052 1.272 108.532 74.0 54.6 16.6 1.4 1.4 4.6 20.2 13.7 6.5 1.2 100.0 69.929 54.187 13.198 1.031 1.513 2.882 21.274 15.504 5.770 548 94.633 73.9 57.3 13.9 1.1 1.6 3.0 22.5 16.4 6.1 0.6 100.0 Demand and prices The following table summarizes the average sale price of the main products for the periods indicated. Iron ore Pellets Manganese Ferroalloys Coal Thermal coal Metallurgical Coal Nickel Copper 244.14 430.96 669.75 4,301.94 205.08 348.5 508.42 4,322.96 186.89 276.63 378.56 2,579.57 311.79 696.04 49,943.70 20,464.86 227.88 550.95 34,010.17 19,094.34 158.86 408.18 33,832.35 15,454.23 The following indicated. table summarizes the average volume sold of main products for the periods Iron ore Pellets Manganese Ferroalloys Coal Thermal coal Metallurgical Coal Nickel Copper 307.433 56.592 1.572 141 288.692 51.775 1.826 132 289.94 47.709 1.851 127 5.393 6.240 236 379 4.602 7.178 295 424 5.457 4.907 311 430 Iron ore and pellets Iron ore and iron ore pellets are priced based on a wide range of quality levels and physical characteristics. Price differences arise from a number of factors, such as the iron content of specific ore deposits, the beneficiation processes required to produce the desired end product, Fiscal year ending on December 31 201820172016 (in thousand metric tons) Fiscal year ending on December 31 201820172016 $/metric ton, unless otherwise indicated Fiscal year ending on December 31 In billions of reais2018%2017%2016%

the particle size, the moisture content and the type and concentration of contaminants (such as phosphorus, alumina, silica and manganese ore) present in the ore. In addition, fines, granular ore and pellets usually command different prices. Demand for iron ore and iron ore pellets is driven by global demand for carbon steel. Demand for carbon steel, in turn, is strongly influenced by real estate and infrastructure construction and global industrial production. Demand from China has been the principal driver of world demand and prices. In 2018, the Platts IODEX iron ore 62% price benchmark average was US$ 69.5/t, in line with 2017. 2018 was a strong year for the steel market, as steel mills around the world benefited from sustainable demand for steel and high prices. Steel production in China reached a record high of 928 Mt in 2018, representing a 6.6% increase on a yearly basis, after a strong growth of more than 15% in the fourth quarter of the year. Steel output (excluding China) also recorded strong growth in 2018, reaching 880.3 Mt, which represented a 2.5% increase on a yearly basis, due to the annual growth in steel production in the United States (+6.1%), India (+4.9%), Iran (+15.5%) and Southeast Asia (+14.1%). In 2018, as well as in 2017, price differences were observed between high and low-grade iron ore. The increase in steel mills margins, high prices of metallurgical coal and the continuity of environmental restrictions imposed during 2017 led steelmakers to seek high quality iron ore, such as Vale’s iron ore from Carajás operations, with a content of around 65% of contained iron, which allows high productivity and lower emission levels. While the US$ 40.5/t average of the Metal Bulletin 58% iron ore price benchmark in 2018 represented a 13% decline 2017 average, the Metal Bulletin 65% average was US$ 90.4/t in 2018, representing a 3% increase over the average of the previous year. Vale’s iron ore prices are grounded in a variety of price options that are usually based on spot indices for the specification of prices charged to clients. Final prices may be based on current spot prices and average prices for specific periods. In cases where the products are priced before the final price is determinable at the time of delivery, we recognize the sale based on a provisional price with a subsequent adjustment to reflect the final price. The average realized price of iron ore 3in the fiscal year ended on December 31st, 2018 was 3.1% and 21.6% higher than the average prices practiced in 2017 and 2016, respectively. The average realized price of pellets¹ in the fiscal year ended on December 31st, 2018 was 7.6% and 46.4% higher than the average prices practiced in 2017 and 2016, respectively. Manganese and ferroalloys The prices of manganese ore and ferroalloys are mainly influenced by trends in the carbon steel market. The prices of ferroalloys are also influenced by the prices of its main inputs, such as manganese ore, energy and coke. Manganese ore sales are based on the spot market or calculated on a quarterly basis. Ferroalloys prices are determined on a quarterly basis. Coal The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to electricity consumption, which will continue to be driven by worldwide economic growth, especially in emerging economies. Currently, the metallurgic coal prices are established on a quarterly basis (benchmark price system) or following 3 Excluding the effects of exchange variation.

the spot reference indexes. The prices of thermal coal are set in spot negotiations and/or through annual contracts. In 2018 the average price of metallurgical coal was US$ 207.1/t, which represents an increase of 10.2% over the year 2017. The main factors driving the increase in prices were: increased demand from India and Southeast Asia, logistical difficulties faced in the main export terminals and by production losses in some mines. In thermal coal, the average Richard Bay index was US$ 97.8/t in 2018, an increase of 15.2% over the year 2017. The main factors driving the price increase were: Chinese supply restriction during the first half of 2018, transoceanic market constraints caused by the monsoon period in Colombia, high gas prices in Europe, increased demand from South Asian cement producers and low utilization of nuclear power in Japan. Nickel Nickel is traded on the London Metal Exchange (LME), and it is mainly used to produce stainless steel. Most nickel products are priced using a discount or a premium to the LME price, depending on the technical and physical characteristics of the product. Nickel demand is largely affected by the production of stainless steel, which accounted for 68% of consumption in the fiscal year ended on December 31st, 2018 (69% and 69% in the years ended on December 31st, 2017 and 2016, respectively). Vale maintains short-term fixed-volume contracts with customers for the majority of its expected annual nickel sales. These contracts, together with its sales for non-stainless-steel applications (alloy steels, high nickel alloys, plating and batteries), provide stable demand for a significant portion of its annual production. In 2018, 67% of refined nickel sales were directed to non-stainless-steel applications, compared to the average primary nickel producer industry of 30%, bringing further stability to the Company's sales volumes. As a result of its focus on such higher-value segments, the average realized nickel prices have typically exceeded LME prices. Copper Copper prices are determined on the basis of: (i) copper prices in final markets, such as the LME and the NYMEX; and (ii) for intermediate products, such as copper concentrate (which represents the majority of the company’s sales) and copper anode, treatment and refining charges are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sale prices of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are based on the LME at a future time, typically three months after shipment of product. Global demand for refined copper grew by an estimated 3% in 2018 compared to 2017. Global demand for copper grew by an estimated 3% in 2018 compared to 2017. Demand for copper in China increased approximately 5% in 2018 compared to 2017, mainly due to increased infrastructure investments. ii. Factors that materially affected the operating results In 2018, operating income was R$ 43.869 billion, representing an increase of R$ 9.057 billion compared to operating income in 2017, mainly due to higher prices and volumes of sales of pellets and iron ore. In 2017, operating income was R$ 34.812 billion, representing an increase of R$ 10.850 billion compared to operating income in 2016, mainly due to the increase in the prices of sales of pellets and iron ore, coal and base metals and a reduction of R$ 3.143 billion in the line “impairment and other gains or losses on non-current assets."

The Company had an operating margin of 35.0%, 33.0% and 29.7% in the fiscal years ended on December 31st, 2018, 2017 and 2016, respectively. Adjusted EBITDA Management uses adjusted EBITDA to evaluate each segment's contribution to performance and to support decisions on resource allocation. The Company's adjusted EBITDA is the operating income or loss, plus received dividends and interest on loans from affiliates and joint ventures, excluding (i) depreciation, depletion and amortization, and (ii) special events. Net sales revenue EBIT Adjusted EBITDA Shareholders’ compensation (controller) 134.483 48.825 61.065 7.694 108.532 37.150 48.992 4.721 94.633 28.799 40.906 5.524 The following table shows a reconciliation of adjusted EBITDA with net income (loss) from continuing operations for the years ended on December 31, 2018, 2017 and 2016. Net income (loss) from continuing operations Depreciation, amortization, and depletion Taxation on profit Net financial income EBITDA 26.084 20.278 17.455 12.240 (0.966) 18.058 11.842 4.607 12.107 9.567 9.650 (6.302) 55.416 46.377 32.827 Items for reconciliation of Adjusted EBITDA Results from investments and other results in affiliates and joint ventures, net of dividends Special events Adjusted EBITDA from continuing operations 2.1261.590 1.025 48.992 3.911 4.204 61.065 4.168 40.906 Special events are recognized gains or losses in the Company's operating results that are not related to the performance of the business segments. The Company excludes the special events of adjusted EBITDA for the purpose of comparability of segment performance analysis. The special events identified by the Company are as follows: Results on write down of assets Nacala Logistics Corridor Impairment of assets and onerous contracts Total (1.283) - (2.240) (3.523) (1.580) 1.438 (0.883) (1.025) (0.228) - (3.940) (4.168) b. Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services Exchange rate variations Fiscal year ending on December 31 In billions of reais 201820172016 EBITDA Years ended December 31st, (in billions of reais) 20182017 2016 Fiscal year ending on December 31 In billions of reais 201820172016

The results are affected in several ways by changes in the Real currency exchange rates. Changes in the closing exchange rate influence Vale’s financial results, while changes in the average exchange rate affect its operating performance. In 2018, on average, the real depreciated 14.5% against the US dollar, from an exchange rate of R$ 3.19/US$ 1.00 in 2017 to R$ 3.66/US$ 1.00 in 2018. Most of the Company's revenues are expressed in US dollars, whereas most costs of the goods sold are expressed in other currencies, mainly the Brazilian real (50.6% on December 31st, 2018), the US dollar (35.9% on December 31st, 2018), Canadian dollars (11.2% on December 31st, 2018), Indonesian rupees, Australian dollars, Euros and others. In 2018, the Brazilian real depreciated 17.1% against the US dollar, from a closing exchange rate of R$ 3.31/US$ 1.00 on December 31, 2017 to R$ 3.87/US$ 1.00 on December 31, 2018. The net monetary and exchange rate variation negatively impacted net income of R$ 10.207 billion as of December 31st, 2018, mainly due to the long-term dollar loan payable to Vale International S.A. The net result of the currency and interest rate swaps, structured mainly to convert the debt expressed in Brazilian Reais into US dollars to protect our cash flow from currency price volatility, produced a negative accounting effect of R$ 1.054 million in the fiscal year ending on December 31st, 2018. In January 2017, the Company implemented a hedge accounting strategy for foreign exchange risk related to its net investments in Vale International and Vale Austria. The objective of the program is to mitigate the impact of exchange rate variation on results, reducing volatility and allowing the financial result to better reflect the company's economic performance. In 2017, the Brazilian real depreciated 1.5% against the US dollar, from a closing exchange rate of R$ 3.26/US$ 1.00 on December 31st, 2016 to R$ 3.31/US$ 1.00 on December 31st, 2017. The net monetary and exchange rate variation negatively impacted net income of R$ 2.130 billion as of December 31st, 2018, mainly due to the long-term dollar loan payable to Vale International S.A. The net result of the currency and interest rate swaps, mainly to convert the debt in Brazilian reais into US dollars to protect the cash flow from currency price volatility, produced a positive accounting effect of R$ 997 million in the fiscal year ended on December 31st, 2017. Variations in Price and Volumes The Company's revenues are mainly affected by changes in prices as well as changes in the volumes of products commercialized. On December 31st, 2018, the net revenue from the sales of the Company's products was R$ 134.483 billion. As most of the revenue is linked to the marketing of ferrous minerals, including iron ore and pellets, the increase in price and better premiums for iron ore and pellets contributes significantly to the Company's revenue growth. On December 31st, 2017 and December 31st, 2016, the revenue coming from the marketing of the Company’s products was R$ 108.532 billion and R$ 94.633 billion, respectively.

The following table shows Vale’s net revenue from sales per segment for the periods indicated. Ferrous Minerals Base Metals Coal Other 76.5% 18.2% 4.6% 0.8% 74.0% 20.2% 4.6% 1.2% 73.9% 22.5% 3.0% 0.6% Total 100.0% 100.0% 100.0% Sales of ferrous minerals accounted for 76.5% of the Company's total net operating revenues from sales in 2018, slightly above the 74.0% in the same period of 2017 and 73.9% in 2016. Several factors influenced the prices and the demand for the different products of the Company, such as: (i) iron and impurities content and size of the particles (for iron ore and pellets); (ii) tendencies of the carbon steel market and price of the main inputs (for manganese and ferroalloys); (iii) demand for steel, especially in Asia, and for coal, especially in Chinese production; (iv) discount or premium in relation to the price negotiated on the London Metal Exchange (LME) (for nickel); (v) price of copper metal in final markets (for copper). For more information on changes to its product prices, as well as on changes to the volumes sold in the last three fiscal years, see item "10.2(a) (i)(ii)" of this Reference Form, in particular the comparative tables inserted in such items. Variations in the inflation rates The Company's revenues are not significantly affected by inflation rates, and the main variations in operational income are attributable to price changes and volumes changes. c. Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and Vale's financial result, when relevant For comments on the inflationary impact, price variations in the main products and exchange rates, see item "10.2 (b)" of this Reference Form. Interest Rates Vale is exposed to the risk of interest rates for loans and financing. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). The floating rate of its debt expressed in Brazilian reais includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to the CDI (Interbank Deposit Certificate), the reference interest rate on the Brazilian interbank market and the TJLP (long-term interest rate). The Company uses swap operations to convert the greater part of this debt into fixed rates in US dollars. On December 31st, 2018, before swap operations, 23% of the debt was in Reais and the remaining 77% was in other currencies. On December 31st, 2017, before swap operations, 18% of the debt was in Reais and the remaining 82% was in other currencies. On December 31st, 2016, before swap operations, 23% of the debt was in Brazilian reais and the remaining 77% in other currencies. On December 31st, 2018, approximately 35.7% of debt was tied to the floating interest rate, compared to around 35.6% on December 31st,2017 and 47.4% on December 31st, 2016. Fiscal Year Ended on December 31st, Business segment 201820172016

Price of main inputs Fuel and gas costs are an important components of Vale’s production cost and represented 7.0% of its total cost of products sold in the fiscal year ending on December 31st, 2018; it was 6.2% in 2017; and 7.0% in 2016. Expenses with electricity account for 4.1% of total cost of products sold in the fiscal year ended on December 31st, 2018; 4.6% in 2017, and 3.9% in 2016. The noncurrent assets impairment registered in 2018 resulted in a loss of about R$ 2.240 billion, when compared to the loss of R$ 883 million in 2017. This amount refers to the Company's impairment, based on premises that include the discounted cash flow and the commodities price. Vale seeks to disclose as much information as possible about its views on the various markets where it operates, its guidelines, strategies and their implementation, in order to provide capital market participants with a sound basis for their expectations regarding the Company’s performance in the medium and long term. 10.3 Events with relevant effects, occurred and expected, in the financial statements of the Company and its results a. Introduction or disposal of operating segment 2018 There were no introductions or disposals of operating segments in fiscal year 2018 that have caused or may cause relevant effects on the financial statements. 2017 Cubatão (part of the fertilizer business) In November 2017, the Company entered into an agreement with Yara International ASA ("Yara") to sell assets located in Cubatão, Brazil. In May 2018, the transaction was concluded and the company received R$ 882 million (US$ 255 million) to be paid in cash and a loss of R$ 231 million was recognized in in the statement of income of discontinued operations for the year ended in December 31st, 2018. Net assets were adjusted to reflect fair value less costs to sell and a loss of R$ 508 million was recognized in the income statement of discontinued operations for the year ended in December 31st, 2017. 2016 Fertilizers (Discontinued operations) In December 2016, the Company entered into an agreement with The Mosaic Company ("Mosaic") to sell: (i) its phosphate assets located in Brazil, except those mainly related to assets located in Cubatão; (ii) control at Compañia Minera Miski Mayo S.A.C., in Peru; (iii) its potash assets located in Brazil; and (iv) its potash projects in Canada. Therefore, the fertilizer segment, including the assets of Cubatão, is presented as a discontinued operation and the related assets and liabilities were classified as held for sale, as established by IFRS 5. In January 2018 (subsequent event), the Company and Mosaic concluded the transaction, which was preceded by some final adjustments made by the parties under the original terms and conditions of the negotiation. As a result of these changes, the Company received R$ 3.495 billion (equivalent to US$ 1.080 billion) in cash and 34.2 million common shares, corresponding to 8.9% of Mosaic's common shares after the issuance of these shares - corresponding to R$ 2,907 billion

(equivalent to US$ 899 million), based on Mosaic's share quotation on the closing date of the transaction. Net fertilizer assets were adjusted to reflect fair value less costs of sale and a loss in 2017 in the amount of R$ 2.325 billion (R$ 5.899 billion in 2016) was recognized in the statement of income of discontinued operations for the year ended in December 31st, 2017. b. Incorporation, acquisition or divestiture of stakeholder positions Main acquisitions Subsequent event New Steel Global NV In January, 2019 (subsequent event), the company acquired the control of New Steel Global NV, a company that develops innovative technologies of iron ore beneficiation and possesses patents for dry processing processes in 56 countries, by the value of R$ 1.937 billion (R$ 500 million). 2018 Ferrous Resources Limited In December 2018, the Company entered into an agreement to acquire Ferrous Resources Limited, a company that currently owns and operates iron ore mines, close to Vale's operations in Minas Gerais, for the amount of R$ 2.131 billion (US$ 550 million). The completion of the transaction is forecast for 2019, subject to conditions precedent. 2017 There were no shareholding acquisitions in the fiscal year of 2017 that have caused or may cause relevant effects on the financial statements. 2016 Minas da Serra Geral S.A. ("MSG") In March of 2016, the Company performed the purchase option of an additional participation of 50% in MSG which was detained by the JFE Steel Corporation ("JFE") for the amount of R$ 65 million. Consequently, Vale holds, in the date of this Reference Form, 100% of the capital of MSG. Main investment disposals and asset sales In accordance with its strategy, Vale continues to reduce stakes in non-core assets. The following is a summary of the main disposals and sales of assets during the three-year period under discussion. 2018 Sale of part of the cobalt stream produced as byproduct In June 2018, the Company entered into separate transactions with Wheaton Precious Metals Corp. ("Wheaton") and with Cobalt 27 Capital Corp ("Cobalt 27") to sell the 75% stream of cobalt extracted as byproduct of the Voisey's Bay mine, in Canada, effective January 1, 2021. As a result, the Company resumed the project to expand Voisey's Bay underground mining operations, which will increase the mine's life from 2023 to 2034. The first full year of underground mining is expected by 2021, when the open pit mine begins to enter ramp-down.

Upon completion of the transaction, the Company received an advance payment of R$ 2.603 billion (US$ 690 million) in cash, being R$ 1.471 billion (US$ 390 million) of Wheaton and R$ 1.132 billion (US$ 300 million) from Cobalt 27, recorded as other noncurrent liabilities. Vale will receive additional payments of 20%, on average, of the market reference price of cobalt, for each pound of finished cobalt delivered. As of January 1, 2021, Wheaton and Cobalt 27 will be entitled to receive 42.4% and 32.6% of future cobalt output from the Voisey's Bay mine, respectively, while Vale remains exposed to approximately 40%, as it will hold the rights to 25% of future cobalt production and receive 20% of additional cobalt stream payments. The estimated result of the sale of the mining rights is not significant and will be accounted for when certain production limits have been reached at the Voisey's Bay mine. Asset write-offs In 2018, the Company recognized in the result a loss of R$ 3.523 billion as ”impairment and losses on noncurrent assets" related to write-off of non-feasible projects and operating assets written off through sale or obsolescence, the Company recognized R$ 1.283 billion and the losses (reversals) for impairment and onerous contracts recognized in the year were R$ 2.240 billion. 2017 Coal - Nacala logistics corridor (“Nacala”) In December 2014, and in accordance with the amendments of November 2016, the Company entered into an agreement with Mitsui & Co. Ltd. ("Mitsui") to transfer 50% of its 66.7% stake in the Nacala Logistics Corridor ("CLN"), formed by the companies that own the concessions of railroads and ports located in Mozambique and Malawi. In addition, Mitsui agreed to acquire a 15% stake in Vale Mozambique's holding company, which holds control of the Moatize Coal Project. In March 2017, the transaction was completed and the amount of R$ 2.186 billion (equivalent to US$ 690 million) was received by Vale. Upon completion of the transaction, the Company (i) held an 81% stake in Vale Mozambique, while maintaining control of the Moatize Coal Project and (ii) shared control of the Nacala Logistics Corridor (Nacala BV), with Mitsui. As a result of the shared control of Nacala BV, the Company: (i) recorded a write-off of assets and liabilities classified as held for sale in the total amount of R$ 13.130 billion (equivalent to US$ 4.144 billion), of which R$ 12.874 billion (equivalent to US$ 4.063 billion) refer to property, plant and equipment and intangible assets; recorded a write-off of R$ 44 million (equivalent to US$ 14 million) related to cash and cash equivalents; recognized a gain of R$ 1.403 billion (equivalent to US$ 447 million) in the result related to the sale and remeasurement at fair value of its remaining interest in Nacala BV based on the consideration received; reclassified the gain related to the cumulative translation adjustments to income in the amount of R$ 35 million (equivalent to US$ 11 million). (ii) (iii) (iv) The result of the transaction of the assets related to the Nacala logistics corridor was recognized in the result as “impairment and losses on noncurrent assets”. The results of the coal holding transaction were recognized in “non-controlling shareholders’ results" in the amount of R$ 329 million (equivalent to US$ 105 million), directly in Net Assets. The amount received was recognized in the cash flow as “proceeds from the sale of property, plant and equipment and investment" in the amount of R$ 1.387 billion (equivalent to US$ 435 million) and “transactions with non-controlling shareholders" in the amount of R$ 799 million (equivalent to US$ 255 million). Due to the deconsolidation of the Nacala Logistics Corridor, Vale now has, after the transaction, outstanding loan balances with Nacala BV and Pangea Emirates Ltd declared as related parties. On November 2017, Nacala BV entered into financial agreements in the form of a Project Finance, to receive US$ 2.7 billion (equivalent to R$ 8.9 billion) in contracted financing that will be used to partially amortize loans with the Company. Receipt of funds is still subject to prior project finance conditions of the Nacala Project Finance. Shipping assets During the year ended December 31, 2017, the Company concluded the sale of four VLOC's and two Floating Transfer Stations for the amount of R$ 1.259 billion. The Company recognized a loss of R$ 436 million in the result as “impairment and other gains or losses on noncurrent assets". Asset write-offs In 2017, the Company recognized in the result a loss of R$ 1.144 billion as “impairment and losses on non-current assets" related to write-off of non-viable projects and operating assets written off through sale or obsolescence. 2016 Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd (“CSA”) In April 2016, the Company sold 100% of its stake in CSA (26.87%) for a non-significant amount. This transaction resulted in a loss of R$ 266 million referring to the recycling of “cumulative translation adjustments" recognized in the income statement as “impairment and other results from investment in affiliates and joint ventures”. Shipping assets In June 2016, Vale approved the plan to sell its fleet of eleven ships. As a result, the referred to assets were reclassified to “noncurrent assets held for sale” and the loss in the amount of R$ 228 million was recorded in the income statement as “result in the measurement or sale of noncurrent assets”. In the year ended December 31st, 2016, the Company concluded the sale of three Very Large Ore Carriers ("VLOC's") for R$ 863 million and four capesizes vessels for R$ 470 million. On December 31, 2016, four vessels were still recorded as “assets held for sale”. Sale of part of the gold stream produced as byproduct In 2013, the Company entered into a gold transaction with Wheaton Precious Metals Corp. ("WPM") with amendments in March 2015 and August 2016, to sell 75% of the gold mined as a byproduct of the Salobo copper mine and 70% of the gold mined as byproduct of the Sudbury nickel mines. The operations were bifurcated into two identifiable components of the transaction: (i) the sale of mining rights and (ii) services for the extraction of gold to the extent that Vale acts as a gold mining agent for WPM. The result of the sale of mining rights from the additional transactions of R$ 480 and R$ 722 million was recognized in the fiscal year ended December 31, 2016 and 2015, respectively, in line item entry “other operating expenses, net”.

c. Unusual events or operations Subsequent Events as set forth in the Financial Statements of December 31, 2018 Brumadinho dam failure On January 25, 2019 (subsequent event), a failure has been experienced in the Dam I of the Córrego do Feijão mine, which belongs to the Paraopebas Complex in the Southern System, located in Brumadinho, Minas Gerais, Brasil (“Brumadinho dam”). This dam was inactive since 2016 (without additional tailings disposal) and there was no other operational activity in this structure. Due to the dam failure, 3064 people lost their lives or are missing and ecosystems were affected. Around 11.7 million metric tons of iron ore waste were contained in the Brumadinho dam. It is not yet known the exact volume of iron ore waste that was released due to the dam failure. The tailings contained in the Dam I have caused an impact of around 270 km in extension, destroying some of Vale’s facilities, affecting local communities and causing impacts to the environment environment. The Paraopeba river and its ecosystems have also been impacted by the event. The Company has not been sparing efforts to support the victims and to mitigate and recover the social and environmental damages resulting from the failure of the dam. Vale has provided support in multiple ways, aiming to ensure the humanitarian assistance to those affected by the dam failure. To determine the causes for the event, Vale has engaged a panel of independent experts. Furthermore, the Company established three Extraordinary Independent Consulting Committees to support the Board of Directors, which are composed by independent members that are unrelated to the management or to the Company’s operations to ensure that the initiatives by the committees be unbiased. Following are the committees: (i) The Extraordinary Independent Consulting Committee for Investigation (“CIAEA”), dedicated to investigating the causes and responsibilities for the Brumadinho dam failure; (ii) The Extraordinary Independent Consulting Committee for Support and Recovery (“CIAEAR”), dedicated to follow-up on the measures taken to support the victims and the recovery of the areas affected by the failure of the Brumadinho dam, assuring that all necessary resources will be applied; and (iii) The Extraordinary Independent Consulting Committee for Dam Safety (“CIAESB”), which will provide support to the Board of Directors in questions related to the diagnosis of safety conditions, management and risk mitigation related to Vale’s tailings dams, also providing recommendations of actions to strengthen safety conditions of those dams. In addition, Vale has determined the suspension (i) of the variable remuneration of its executives; (ii) the Shareholder’s Remuneration Policy and (iii) any other resolution related to shares buyback. The Company paid the shareholders in anticipation of the remuneration for the year, the amount of R$ 7.694 billion in September 2018, approved by the Board of Directors on July 25, 2018. This payment was higher than the minimum mandatory remuneration for the year ended December 31, 2018 and consequently no additional dividends to shareholders is required (note 30 of Vale’s Financial Statements). a) Financial impacts arising from the dam failure The Company concluded that the dam disruption and subsequent developments do not relate to a condition existing at the date of the financial statements and therefore, does not result in adjustments to the accounting amounts recognized at December 31, 2018. Therefore, all accounting impacts will be reflected in 2019. 4 Updated to 270 people on May 23, 2019.

At the current stage of the investigations, assessments of the causes and possible third parties lawsuits, it is not possible to have a reliable measure of all cost that the Company may incur for the purpose of disclosure in the financial statements. The amounts related to this event that are being disclosed took into consideration the best estimates by the Company´s management. i) Operation stoppages and de-characterization of the upstream dams On January 29, 2019 the Company has informed the market and Brazilian authorities its decision to speed up the plan to “de-characterize” all of its tailings dams built by the upstream method (same method as the Brumadinho dam), located in Brazil. The “de-characterizing” means that the structure will be dismantled and will no longer have its original operational characteristics. The Company is working on the elaboration of the respective projects for the de-characterization of upstream dams which, once completed, will be submitted for approval by the competent authorities, in accordance with regulations and legal requirements. The initial estimate, based on preliminary studies carried out on January 29th, 2019, indicated expenditures of R $ 5 billion for the withdrawal and reprocessing of all material in the dams, followed by the total recovery of the areas in the process of decharacterization. Before the event, the decommissioning plans of these dams were based on a method which aimed to ensure the physical and chemical stability of the structures, not necessarily, in all cases, removing and reprocessing the tailings contained in the dams. Since the event, the Company has been working on an individual detailed engineering plan to each of these dams to allow the total de-characterization of the structures. . Up to the present time it is not possible to define the costs to be incurred in these de-characterizations and as soon as a new concrete estimate is defined, the Company will disclose and recognize the obligation in 2019. In order to carry out safely the de-characterization of the dams, the Company has temporarily stopped the production of the units where the upstream dams are located, as already disclosed to the market. The stoppage results in a reduction in production of approximately 40 million tons of iron ore on annual basis. In addition, the Company has other operations that are temporarily suspended due to judicial decisions or technical analysis performed by the Company on the dams, which represents a potential reduction in sales of 52.8 million tons of iron ore. The Company is working on legal and technical measures to resume these operations. For reference, the Company sold 365 million tons of iron ore and pellets in 2018. Due to the failure of the Brumadinho dam and review undertaken on the safety requirements for other dams in the Minas Gerais region, when necessary people were placed in temporary accommodation. ii) Assets write-offs Following the event and the decision to speed up the de-characterization of the upstream dams, the Company will write-off assets of the Córrego do Feijão mine and those related to the upstream dams in Brazil, resulting in a loss of US$124 million (R$480 million) in 2019, which will impact the Company's balance sheet and income statement. iii) Framework Agreements The Company has been working together with the authorities and society to remediate the environmental and social impacts of the event. As a result, the Company has started negotiations and entered into agreements with the authorities as well as people affected by the event. Public Ministry of Labor

On February 15, 2019, Vale entered into a preliminary agreement with the Public Ministry of Labor to indemnify the direct and third-party employees of the Córrego do Feijão mine who were affected by the termination of this operation. Under the terms of the agreement, Vale will maintain the jobs of its direct employees until December 31, 2019. Regarding third party employees, who have been exempted, Vale will assist in its re-marketing or keep the payment of its salary until December 31, 2019. The Company will also keep paying wages regularly to the missing people until the authorities have considered them as fatal victims of the event and will pay to the families of the fatal victims an amount equivalent to two thirds of their wages until December 31, 2019 or until Vale reaches the final agreement with the Public Ministry of Labor. Under the terms proposed by Vale and considering the uncertainties related to the necessary procedures to estimate the amount to be spent, including the number of individuals entitled to indemnification, the Company has estimated that this agreement will result in a provision of approximately US$220 (R$850 million) in 2019. Moreover, the Company will provide a lifelong medical insurance benefit to the widows and widowers and a similar benefit to the dependents of the victims until they are 22 years old. Due to the preliminary stage of this agreement and considering the complexity of an actuarial estimate, it is not possible yet to determine a range of outcomes or reliable estimates and, therefore, the amount of the provision related to this obligation could not be estimated. The Company expects to have this information during the course of 2019. Brazilian Federal Government, State of Minas Gerais, Public Prosecutors and Public Defendants On a judicial hearing that took place on February 20, 2019, in the scope of the public civil action n° 5010709-36.2019.8.13.0024, in process of the 6th Public Treasury Lower Court of Belo Horizonte, Vale entered into a preliminary agreement with the State of Minas Gerais, Federal Government and representatives of Public Authorities in which the Company commits to make emergency indemnification payments to the residents of Brumadinho and the communities that are located up to one kilometer from the Paraopeba river bed, from Brumadinho to the city of Pompéu, subject to registration. Due to this agreement, the Company will anticipate indemnification to each family member through monthly payments during a 12-month period, which changes based, among other factors, on the age of the beneficiary. The Company has initially estimated a provision ranging from R$1 billion to R$2 billion related to these payments, depending on the number of beneficiaries that will be registered. The agreement also includes the following measures: (i) independent technical assistance to support on the individual indemnities of those affected, if requested; and (ii) reimbursement or direct funding of the extraordinary expenses of the State of Minas Gerais and its governmental bodies due to the dam failure, including transportation, accommodation and food expenses of the employees involved in the rescue and other emergency actions. The respective amounts are still being estimated by the State of Minas Gerais and will be presented in Court. iv) Donations and other incurred expenses Donations Vale has offered donations of R$100 thousand to each of the families with missing members or affected by fatalities, R$50 thousand to families that resided in the Self-Saving Zone (“ZAS”) near to Brumadinho dam, R$15 thousand to business owners of the region and R$5 thousand for each family that resided in the ZAS of Sul Superior dam of the Gongo Soco mine, in Barão de Cocais. The estimated amount spent to date is around R$62 million. These humanitarian donations will not be subject to any compensation with eventual indemnification obligations that the Company may have with its beneficiaries. Vale also entered into an agreement with the Brumadinho city, in which the Company will donate to the city an amount of approximately R$80 million over the next 2 years. Environment and fauna The Company is building a retention dike for the tailings on the affected areas. The Company has also installed anti-turbidity barriers for sediment retention alongside the Paraopeba River. In addition, Vale has mobilized cleaning, de-sanding and dredging the Paraopeba river channel. Daily collection points of water and barriers for sediment retention were installed alongside the Paraopeba River, Três Maias reservoir and São Francisco river. Vale also has dedicated structures and specialized teams for the rescue, reception and exclusive treatment of animals rescued from impacted areas, enabling emergency care and recovery so that, after veterinary authorization, they are returned to their homes and their tutors. Furthermore, the Company has agreed to pay the administrative fines imposed by the State Secretary for Environment and Sustainable Development – SEMAD MG, in the total approximated amount of R$99 million. The Company has incurred the following expenses up to the present moment: Incurred expenses Administrative sanctions Donations to the affected people and to the city Drilling and infrastructure Environmental recovery Medical aid and other materials Fuel and transportation Others (*) 99 62 20 17 9 8 85 300 (*) Includes expenses with communication, accommodation, humanitarian assistance, equipment, legal services, water, food aid, taxes, among others. Off the events identified at this stage, a significant portion has not been disbursed or measured. The total costs incurred with Vale's employees dedicated to providing support with matters related to the event (including wages), equipment and materials were not measured yet. b) Contingencies and other legal matters Vale is subject to significant contingencies due to the Brumadinho dam failure. Vale has already been named on several judicial and administrative proceedings brought by authorities and affected people and is currently under investigations. New contingencies are expected to come in the future. Vale is still evaluating these contingencies and will recognize a provision based on the stage of these claims. Due to the preliminary stage of the investigations and claims, it is not possible to determine a range of reliable results or estimates of potential exposure related to dam failure at this point in time. Lawsuits On January 27, 2019, following the injunctions granted upon the requests of the Public Prosecutors of the State of Minas Gerais and the State of Minas Gerais, the Company had restricted US$2.8 billion (R$11 billion) on its bank accounts to take the necessary measures to reassure the stability of the other dams of the Córrego do Feijão Mine Complex, provide (in million reais reais)2019 accommodation and assistance to the affected people, remediate environmental impacts, among other obligations. On January 31, 2019, the Public Ministry of Labor filed a Public Civil Action and a couple of preliminary injunctions were granted determining the freezing of US$400 (R$1.6 billion) on the Company’s bank accounts to secure the indemnification of direct and third-party employees that worked in the Córrego de Feijão mine at the time of the Brumadinho dam failure. On March 18, 2019 the Public Prosecutor of the State of Minas Gerais filed a Public Civil Action and a preliminary injunction was granted to freeze US$ 258 million (R$1 billion) of the Company’s assets, aiming to grant funds that could be required to indemnify for losses that may arise from the evacuation of the community of Sebastião de Águas Claras – Macacos community. On March 25, 2019, the Public Prosecutor of the State of Minas Gerais filed a Public Civil Action and a preliminary injunction was granted to freeze US$ 761 million (R$2.95 billion) of the Company’s assets, to grant funds that might be required to indemnify for losses that may arise from evacuation of the communities in Gongo Soco, Barão de Cocais. In total, approximately US$4.4 billion (R$16.9 billion) of the Company's assets were blocked, of which approximately US$121 (R$468 million) were freeze on the Company’s bank accounts, US$3.3 billion (R$12.6 billion) were converted into judicial deposits and US$1 billion (R$3.75 billion) was guaranteed using 75,312,728 treasury shares out of the 158,216,372 treasury shares held by Vale as at December 31,2018. Other collective and individual claims related to the Brumadinho dam failure were filed. Some collective claims were extinguished by the applicable court. Administrative sanctions In addition, the Company was notified of the imposition of administrative fines by Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of US$65 (R$250 million) and a daily fine of US$26 thousand (R$100 thousand), drawn up on February 7, 2019, which Vale has presented defenses against all of them. In addition, the Brumadinho Municipal Department of the Environment has also imposed fines totaling approximately US$28 (R$108 million), which the Company has also presented a defense. U.S. Securities class action suits Vale and certain of its current officers have been named as defendants in securities class action complaints in Federal Courts in New York brought by holders of Vale’s securities under U.S. federal securities laws. The complaints allege that Vale made false and misleading statements or omitted to make disclosures concerning the risks and potential damage of a failure of the dam in the Córrego do Feijão mine. The plaintiffs have not specified an amount of alleged damages in these complaints. Vale intends to defend these actions and mount a full defense against these claims. As a consequence of the preliminary nature of these proceedings, it is not possible to determine a range of outcomes or reliable estimates of the potential exposure at this time, and the amount of provision that will be recognized in 2019 could not be estimated. The Company is negotiating with insurers under its operational risk, general liability and engineering risk policies, but these negotiations are still at a preliminary stage. Any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. In light of the uncertainties, no indemnification to the Company was recognized in Vale’s financial statements. For further information, see item 7.9 of this Reference Form.

2018 Contingencies related to the Samarco accident as set forth in the Financial Statements of December 31,2018 Due to the stage of the contingencies related to the Samarco's accident, in the date of this Reference Form, it is not possible to determine a range of possible outcomes or a reliable estimate of potential losses to Vale S.A. Consequently, no contingent liability has been quantified and no provision was recognized for the year ended in December 31st, 2018. In June 2018, a Preliminary Agreement was signed between the parties, which extinguished (i) the public civil action of R$ 20.2 billion filed by the Federal Government and others; and (ii) part of the public civil action of R$ 155 billion filed by the MPF. In relation to the public civil action of R$ 155 billion, the parties continue to dialogue for the extinction of some of its requests, as well as other lawsuits whose claims are already contemplated on the signed agreement. Criminal charges In 2016, criminal charges were filed by the MPF against Samarco and its shareholders, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals due to the consequences related to the collapse of the Fundão dam. All witnesses that are residents in Brazil were heard. Currently, the lawsuit is pending a position by the Courts and all the hearings related to this lawsuit are suspended. For further information, see item 7.9 of this Reference Form. 2017 Contingencies related to the Samarco accident are presented above. 2016 Contingencies related to the Samarco accident Contingencies related to the Samarco accident are presented above. 10.4 - Significant changes in accounting practices - Corrections and remarks in the auditor’s opinion a. Significant changes in accounting practices 2018 The Company adopted as of January 1st, 2018, the new IFRS 9 - Financial Instruments and IFRS 15 - Revenues from Contracts with Customers statements. IFRS 9 - Financial Instruments - This statement introduces new approaches to the classification and measurement of financial assets and liabilities, a new impairment model and new rules for hedge accounting. The Company applied IFRS 9 prospectively, with initial adoption on January 1st, 2018. The Company did not resubmit comparative information, which continues to be disclosed in accordance with the previous standard, IAS 39 - Financial Instruments. The main changes are described below: Classification and measurement - In accordance with IFRS 9, debt instruments are subsequently measured at fair value through profit or loss (FVTPL), at amortized cost, or at fair value through other comprehensive income (FVOCI). The classification is based on the Company's business model for asset management, and if the contractual cash flows of the instrument represent solely payments of principal and interest (SPPI) on the value of the outstanding principal. On the date of the initial application of IFRS 9, the Company evaluated which business models apply to its financial assets and classified them according to the categories of IFRS 9. Financial instruments classified as "Loans and receivables" by IAS 39 have met IFRS 9 criteria for classification at amortized cost, as these financial instruments are maintained to collect their cash flows and represent only payments of principal and interest. Derivatives held for trading should be maintained as FVTPL, according to the requirements of IFRS 9, therefore, there were also no changes in relation to these instruments as of the adoption of IFRS 9. Impairment – IFRS 9 substituted the IAS 39 incurred loss approach with an Expected Credit Loss (ECL) approach. For accounts receivable, the Company adopted a simplified approach and calculated the expected credit loss, based on the expectation of default risk, which occurs throughout the life of the financial instrument and the identified loss was immaterial. The Company has established a matrix of provisions that is based on its history of credit losses, adjusted to prospective factors specific to the economic environment in which it operates and for any financial guarantee related to the receivable. The Company assesses on each date of submittal of its financial statements whether the financial assets classified at amortized cost must be subject to an impairment test. The new impairment approach of IFRS 9 did not have a material impact on the Company in the year ended December 31, 2018. Hedge accounting - The Company adopted the new general hedge accounting model set forth in IFRS 9. Currently, the changes introduced by IFRS 9 related to hedge accounting have not impacted the Company, as the Company currently does not have, on the date of this Reference Form, fair value or cash flow hedge accounting. The Company has only net investment hedge accounting, which has not had any changes introduced by this new statement. IFRS 15 Revenue from Contracts with Customers - This statement sets a comprehensive framework to determine the conditions for revenue recognition, replacing the IAS 18 Revenue, IAS 11 Construction Contracts Statements and related interpretations. The Company adopted the new statements using the modified retrospective method, which does not require the resubmittal of comparative information. The Company has assessed its revenues and the nature and effect of the changes resulting from the adoption of IFRS 15 are described below: Sale of products - There was no significant impact on the stage of recognition of product revenue, as the transfer of risks and benefits as well as the control usually occur at a specific moment in time. Freight service - Part of Vale's sales are made under Incoterms modalities known as CFR (Cost and Freight) or CIF (Cost, Insurance and Freight), under which the Company is responsible for providing freight services after the date that Vale transfers control of the goods to the customers. According to the previous Statement (IAS 18), revenues from freight services were recognized at the time of shipment, as well as related costs, and were not considered as a separate service. According to IFRS 15, the provision of freight services for CFR and CIF contracts should be considered as a distinct performance obligation in which a proportion of the transaction price would be allocated and recognized according to the actual provision of service over time. The impact of changing the timing of recognition of portion of the revenue allocated to freight has not impacted in a significant manner the Company's profit or loss on December 31, 2018. Therefore, such revenue is not being presented separately in these financial statements. Sales contracts at interim prices - Under IFRS 9 and 15, the treatment of the interim pricing mechanism embedded in commodity sales at interim prices remains unchanged. Therefore, these revenues are recognized based on the estimated fair value of the total consideration receivable, and the interim pricing mechanism embedded in these contracts is characterized as a derivative. The fair value of the sale price adjustment is recognized as an operating income in the statement of income. The changes introduced by IFRS 15 did not have a significant impact on the Company's financial statements for the year ended December 31, 2018. (I) Statements, interpretations, or updates issued by the IASB to be adopted after December 31st, 2018 • Amendment to IFRS 3 Business Combinations, issued in October 2018, which addresses the update of business definition. (II) Statements, interpretation, guidelines and revision approved by CVM to be adopted after December 31st, 2018 • CVM Resolution No. 804, of December 27th, 2018 - Approved Technical Interpretation ICPC 22 of the Accounting Statements Committee, which addresses uncertainty regarding the treatment of taxation on profit (corresponding to IFRIC 23). • CVM Resolution No. 802, of November 1st, 2018 – Approved the Technical Statements Revision Document No. 13 regarding Technical Statements and Technical Interpretations issued by the Accounting Statements Committee (CPC). (III) Statements, interpretation, guidelines or revision approved by CPC to be adopted after December 31st, 2018 • ICPC 22 - Uncertainty on the Treatment of Taxation on Profit. • Revision 13 - Review of Technical Statements. 2017 There was no significant change in 2017. Normative documents issued in 2017 are related to the adoption of new accounting Statements or interpretations issued by the IASB, but not yet in force in 2017. (I) Statements, interpretations, or updates issued by the IASB to be adopted after December 31, 2017 • IFRIC 23 - Uncertainty about Income Tax Treatments. (II) Statements, interpretation, guidelines and revision approved by CVM to be adopted after December 31st, 2017 • CVM Resolution No. 787, dated December 21st, 2017 – Approved Technical Statement CPC 06 (R2), issued by the Accounting Statements Committee, which deals with leasing (corresponding to IFRS 16). • CVM Resolution No. 786, dated December 21st, 2017 – Approved the Technical Interpretation ICPC 21, issued by the Accounting Statements Committee, which deals with foreign currency transactions and advance (corresponding to IFRIC 22). • CVM Resolution No. 788, dated December 21st, 2017 – Approved the Technical Pronouncements Revision Document No. 12 regarding Technical Statements and Technical Interpretations issued by the Accounting Statements Committee (CPC). (III) Statements, interpretation, guidelines or revision approved by CPC to be adopted after December 31st, 2017

• ICPC 21 – Foreign Currency Transaction and Advance • CPC 06 (R2) – Lease operations • Revision 12 - Review of Technical Statements. 2016 In 2016, there was no significant change in any statement. All statements issued in 2016 aim at the adoption of new accounting guidelines in subsequent periods, with IFRS 16 – Leases being the most significant. IFRS 16 has replaced IAS 17 Leasing operations and related interpretations and shall come into force for annual periods starting on or after January 1st, 2019, and therefore shall be adopted by the Company when it comes into force, provided it is implemented in Brazil by CPC and approved by the CVM and CFC. b. Significant effects of changes in accounting practices The accounting policies applied in the preparation of the financial statements are consistent with those adopted and disclosed in the financial statements of prior years, except for the new accounting policies related to the application of IFRS 9 - Financial Instruments and IFRS 15 - Revenues from Contracts with Customers, which were adopted by the Company as of January 1st, 2018. The Company has not been an early adopter any standards and interpretations that have been issued or amended, but which are not yet effective for the year ended December 31st, 2018. The following new accounting statements were issued by IASB, but were not yet effective for 2018. The Company has also assessed the expected impacts on its financial statements, as detailed below: IFRS 16 Leases The IFRS 16 was issued in January 2016, and as its main change, the majority of leasings are to be recognized in the balance sheet of lessees, given that the distinction of operating and financial leasing was eliminated. According to the new definition, an asset (the right to use a leased asset) and a financial leasing liability should be recognized in the balance sheet, except for short term leases and items with low value. The Company will apply the statement as of the required date of adoption, January 1st, 2019. Vale will apply the new statement using the simplified approach, and will not resubmit comparative information for the first year of adoption. The right to use assets will be measured by the amount of the lease liability on the date of adoption. On December 31st, 2018, the Company has non-cancelable operating lease commitments in the nominal amount of R$ 9.676 billion. The Company gathered a team that reviewed these lease commitments during the year 2018, in light of the new lease accounting rules introduced by IFRS 16. Of these commitments, the Company expects to recognize a right to use asset and a lease liability of between R$ 6.8 billion and R$ 7.9 billion on January 1st, 2019, of which between R$ 900 million and R$ 1 billion is in current liabilities and between R$ 5.9 billion and R$ 6.9 billion in non-current liabilities. The impacts of adopting this statement may change, taking into account that the Company has not completed the tests and evaluations of controls of the information technology systems ("IT”), and the new accounting policies are subject to change until the Company submits its first financial statements as of the adoption of this accounting statement. c. Reservations and emphasis in the auditor's opinion

There are no reservation paragraphs in Vale’s independent auditors reports for fiscal years of 2016, 2017 and 2018. However, the independent auditors' report on the financial statements for the fiscal year ended December 31st, 2018 included an emphasis paragraph regarding the Brumadinho Dam failure, without changing the opinion on these financial statements. The emphasis paragraph was reproduced below: “Emphasis – Subsequent event We call attention to Note 3 to the individual and consolidated financial statements, which describes the event of the Brumadinho dam failure occurred at the Company's operating facilities, on January 25th, 2019. Based on the Company's management's assessment, the event does not refer to a condition existing at the date of the financial statements and therefore does not result in adjustments to the book values recognized as of December 31st, 2018. The amounts disclosed in the explanatory note related to this event were based on Management's best estimates, but at the current stage of investigations, ascertainment of the causes and possible actions of third parties, it is not possible to reliably measure all potential costs that the Company may incur for disclosure purposes in the financial statements. Our opinion is not qualified in relation to this matter. " Regarding the event of the Brumadinho dam failure occurred on January 25th, 2019, located at the Córrego do Feijão mine in Minas Gerais and subsequent developments, the Company concluded, based on the accounting practices adopted in Brazil and the IFRS, that this event did not refer to a condition existing at the date of the financial statements and therefore does not result in adjustments to the accounting balances recognized as of December 31st, 2018, as disclosed in the Company's financial statements. Still in relation to the event, the Company agrees that in the current stage of the investigations, ascertainment of the causes and possible actions of third parties, it is not possible to reliably measure all potential costs that the Company may incur for purposes of disclosure of the financial statements. The figures disclosed in the financial statements refer only to the best estimates that have been possible to estimate so far. There are no paragraphs of emphasis in the financial statements for the fiscal years ended December 31st, 2016 and 2017. 10.5 – Critical accounting policies The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in the process of applying the accounting policies. These estimates are based on experience, best knowledge, information available at the balance sheet date and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in facts and circumstances may lead to revision of estimates. Actual future results may differ from the estimates. Significant estimates and judgments applied by the Company in preparing these financial statements are thus presented: a) Deferred revenue Defining the gain on sale of mining rights and the deferred revenue portion of the transaction required the use of critical accounting estimates, as follows: – Discount rates used to measure the present value of future inflows and outflows;

– Allocation of costs between nickel or copper and gold based on relative prices; – Expected margin for the independent elements (sale of mining rights and services for gold extraction) based on Company's best estimate. b) Deferred income taxes Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into account the analysis of future results, supported by economic and financial projections, prepared based on internal assumptions and macroeconomic environment and business and tax scenarios that may be subject to changes in the future. The assumption of future profits is based on the production, planning of sales, prices of commodities, operational costs, and planning of capital costs. c) Consolidation In some circumstances, judgment is required to determine whether, after considering all relevant factors, the Company has control, joint control or significant influence over an entity. Significant influence includes situations of collective control. The Company holds a majority of the voting capital in five jointly controlled operations (Aliança Geração de Energia SA, Aliança Norte Energia Participações SA, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização ), but management has concluded that the Company does not have sufficient voting rights to have the power to direct the entity's activities. As a result, these entities are accounted for under the equity method due to shareholders' agreements, where relevant decisions are shared with other parties. d) Mineral reserves and useful life of the mines The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proven reserves and probable reserves of the Company. The estimated volume of mineral reserves is used as a basis for calculating the portion of the mining assets that is depleted, and their estimated useful life is a major factor in quantifying the provision of environmental recovery of the mines and the impairment of long-term assets. Any change to the estimate of the volume of reserves of the mines and the useful lives of the related assets may have a significant impact on the depreciation, depletion and amortization charges and the impairment assessment. e) Impairment The Company determines its cash flows based on budgets approved by management, which use the following assumptions: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sales prices consistent with projections available in the reports published by the industry, considering the market quotation, when appropriate; (iv) useful life of each cash-generating unit (ratio between production and mineral reserves); and, (v) discount rates that reflect the specific risks of each cash-generating unit. These assumptions are subject to risks and uncertainties. Hence, there is a possibility that changes in circumstances will change these projections, which may affect the impairment of the assets. f) Liabilities related to interests in affiliates and joint ventures

The provision requires the use of assumptions that may be affected primarily by: (i) changes in the scope of work included in the Agreement as a result of further technical analysis and ongoing negotiations with the Federal Prosecution Office; (ii) resolution of the uncertainty regarding the resumption of Samarco's operations; (iii) discount rate updates; and (iv) resolution of existing legal claims. As a result, the expenses to be incurred in the future may differ from the amounts provisioned and changes in these estimates may result in a material impact on the amount of the provision in the future. At each reporting period, the Company will reassess the main assumptions used by Samarco in the preparation of the projected cash flow, and any changes will be reflected in the respective provision, when applicable. g) Fair value estimate The fair value of financial instruments not traded in an active market is determined by using valuation techniques. The Company uses its judgment to choose the various methods. Assumptions are based on market conditions existing at the balance sheet date. h) Asset retirement obligations Judgment is required to determine the main assumptions used in the measurement of the asset retirement obligations, such as interest rate, cost of closure, useful life of the asset, considering the current stage of depletion, and the projected dates of depletion of each mine. Any change in these assumptions may significantly affect the provisioned amount. Therefore, the Company considers the accounting estimates related to the costs for the closure of the mine as a critical accounting estimate. These estimates are reviewed each year. i) Litigation By their nature, legal suits will be resolved when one or more future events occur or fail to occur. Typically, the occurrence or not of such events does not depend on the Company, and the uncertainties in the legal environment involve exercising significant estimates and judgments on the part of the Management regarding the potential outcomes of future events. j) Retirement benefit obligations The amounts reported in this account depend on a number of factors that are determined based on actuarial calculations using several assumptions to determine the costs and liabilities. One of the assumptions used is the determination and use of the discount rate. Any changes in these assumptions will affect the accounting records. At the end of each year, the Company, together with external actuaries, reviews which assumptions should be used for the following year. These assumptions are used to determine the fair value of assets and liabilities, costs and expenses and future values of estimated cash outflows, which are recorded in the pension plan obligations.

10.6 – Significant items Not Included in the Financial Statements a.Assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items) i. Operational leases, assets and liabilities Vale has operating lease agreements with third parties for port operations and structures, ore transportation, power plants, property and building leases for its operating facilities. The Company also has long-term contracts for the exploration and processing of iron ore with joint ventures, such as leasing contracts for pelletizing plants in Brazil. The leases have different terms and, upon renewal, the terms of the leases are renegotiated. The minimum future payments were calculated considering the non-cancelable period of the lease agreements. Future minimum payment obligations for operational leases are as follows, on December 31, 2018: 2019 2020 2021 2022 2023 and subsequent periods 0.969 0.779 0.731 0.641 6.556 i. Portfolios of written-off receivables where the entity maintains risks and responsibilities, including respective liabilities There is no offset portfolio of receivables where Vale maintains risks and responsibilities that are not included in the Company balance sheet. ii. Agreement for future sale and purchase of products or services The commitments with purchase obligations derive mainly from contracts for the acquisition of fuel and energy, as well as the acquisition of raw materials and services. The future minimum payment commitments referring to the future obligation of purchases are the following, as of December 31, 2018: 2019 2020 2021 2022 2023 and subsequent periods 10.373 5.597 2.125 1.796 8.502 i. Unfinished construction agreements There are no unfinished construction agreements that are not included in the Company balance sheet. ii. Agreements for futures from financing (I) Base Metal Total minimum payments required28.393 (in billions of reais) All minimum payments required9.676 (in billions of reais)

Nickel operations – Indonesia PT Vale Indonesia Tbk ("PTVI"), which is a subsidiary of the Company and a public company in Indonesia, has an agreement in force with the Indonesian Government to operate its mining licenses, which includes a commitment to divest 20% of PTVI's shares to the Indonesian market by October 2019 (approximately 20% of PTVI's shares are already listed on the Indonesian Stock Exchange). The existing major shareholders, Vale Canada and Sumitomo Metal Mining, Co., Ltd., will comply with the divestment obligation on a pro rata basis. (II) Guarantees granted On December 31, 2017, the total of guarantees granted by Vale (within the limit of its indirect or direct interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled R$ 1.250 billion and R$ 4.952 billion, respectively. The net values of property, plant and equipment pledged to secure judicial claims correspond, on December 31, 2017 and 2016, to R$ 50 million and R$ 113 million, respectively. b. Other items not evident in the financial statements Railway transportation companies The Company entered into concession contracts with the Federal Government, through the Ministry of Transport, for exploration and development of public railway transport of cargo and passengers, under supervision of the National Agency of Ground Transportation (ANTT). The accounting records of concessions are classified as intangible assets. Termination of the concession for the Vitória-Minas and Carajás railways are June 2027. The contractual bases and expiration dates of the railway transport did not change during the period. The concession will be terminated in case of end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Concessionary. Port Terminals Vale owns specialized port terminals, as follows: Terminal of Tubarão Vale S.A. Vitória/ES Maritime Terminal of Ponta da Madeira Vale S.A. São Luís/MA Ore Export Terminal CPBS – Companhia Portuária Baía de Sepetiba Itaguaí/RJ Except for Terminal de Exportação de Minério granted to CPBS – Companhia Portuária Baía de Sepetiba, the Compliance Agreements applicable to other port terminals were adapted to the new port law, Law 12.815/2013, and new Agreements were executed in September 2014, for 25 years, renewable for equal periods. There are no other items not shown in Vale’s financial statements other than those previously reported. 10.7 – Comments on items not evidenced in the Financial Statements (a) How these items alter or may alter revenue, expenses, operating income, financial expenses or other items in the issuer’s financial statements Terminal of Gregório CurvoMCR - Mineração Corumbaense Reunida S.A.Corumbá/MS Terminal of Ilha GuaíbaVale S.A.Mangaratiba – RJ Terminal of Praia MoleVale S.A.Vitória/ES TerminalCompanyLocation

Vale’s Directors do not expect relevant effects on the operations described in item "10.6" of this Reference Form and not recorded in the financial statements that would change the revenues, expenses, operating results, financial expenses or other items in Vale’s financial information. (b) Nature and purpose of the operation For a description of the nature and purpose of each operation, see item “10.6” in this Reference Form. (c) Nature and amount of obligations and rights in favor of the issuer arising out of the operation For a description of the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in its financial statements, please refer to item "10.6" of this Reference Form.

10.8 - Company's business plan a. Investments, including: NOTE: To translate investment amounts made, the average exchange rate was used in the periods for translation. (i) quantitative and qualitative description of the ongoing investments and the planned investments; In 2018, Vale's investments (project execution and maintenance of operations) amounted to R$ 13.812 billion. Out of which, R$ 3.241 billion was invested in project execution and R$ 10.570 billion to maintain existing operations. Investments in corporate social responsibility amounted to R$ 2.122 billion, composed of R$ 1.701 billion in environmental protection and conservation and R$ 421 million in social projects. In 2017, Vale's investments (project execution and maintenance of operations) amounted to R$ 12.275 billion. Out of which, R$ 5.158 billion was invested in project execution and R$ 7.117 billion to maintain existing operations. Investments in corporate social responsibility amounted to R$ 1,952 billion, composed of R$ 1,553 billion in environmental protection and conservation and R$ 399 million in social projects. In 2016, Vale's investments (project execution and maintenance of operations) amounted to R$ 18.062 billion. Out of which, R$ 10.796 billion was invested in project execution and R$ 7.266 billion to maintain existing operations. Investments in corporate social responsibility amounted to R$ 2.458 billion, of which R$ 1.962 billion was allocated to environmental protection and R$ 496 million to social projects. Since 2013, Research and Development (R&D) expenses have not been included in the value of investments, which, in turn, are composed of project execution and the maintenance of existing operations and is based on disbursements. The main acquisitions are mentioned in the item "10.3" of this Reference Form. In 2016, Vale started up three projects: the S11D, Moatize II and CSP mine and plant. (ii) sources of investment financing Capital Budget 2019 In November 2018, the Board of Directors approved the investment budget for 2019, of US$ 4.442 billion (equivalent to R$ 16.702 billion) including expenses of US$ 711 million (equivalent to R$ 2.673 billion) to execute the projects and US$ 3.731 billion (equivalent to R$ 14.092 billion) dedicated to maintaining the existing operations and awarded projects. Vale is developing an organic growth portfolio with fewer projects but focused on higher expected return rates. The main initiative, S11D, accounts for 44% of the $ 711 million budgeted for project execution in 2019. The table below shows the estimated allocation of investments to maintain existing operations

The table below shows the main projects under development by Vale and / or its subsidiaries: investment Status (iii) relevant ongoing divestitures and planned divestitures. There is no relevant ongoing divestitures and planned divestitures. b. acquisition of plants, equipment, patents or other assets that are materially influence Vale's production capacity expected to There is no acquisition of plants, equipment, patents or other assets that are expected to materially influence Vale's production capacity. c. new products and services, including: (i) description of ongoing research already disclosed; (ii) total amounts spent by the issuer on research to develop new products or services; (iii) projects under development already disclosed; and (iv) total amounts spent by the issuer in the development of new products or services There are no new relevant products and services. Project Estimated Start-up Date Investiments Expected 1 R$ million 2016 2017 2018 2019 Total Projeto CLN S11D Increase logistics capacity of the Northern System to support the S11D mine, including doubling approximately 570 km of the railway, constructing a 101-km railway branch, the acquisition of wagons and locomotives and Onshore and Offshore expansions at the Ponta da Madeira marine terminal. Increase in the nominal logistics capacity of the Carajás Railroad to approximately 230 Mtpa. 1H14 to 2H19 3,507 2,108 2,110 786 22,012 97% of physical progress INVESTMENTS TO MAINTAINEXISTING OPERATIONS – ALLOCATION BY BUSINESS SEGMENT US$ million Ferrous Minerals Base Metals Coal Total Operations 1,049 766 233 2,048 Dam management 66 47 - 113 New conventional dams 59 157 8 224 Heightness 34 20 - 54 Waste Pile 26 - - 26 Others 17 0 - 17 Health and Safety 215 66 11 292 Corporate social responsibility 77 17 19 113 Administrative and Others 265 109 18 392 Total 1,808 1,182 289 3,279

10.9 - Other factors with relevant influence on the operating performance that have not been identified or commented in other items in this section. There are no other facts which occurred in the last three fiscal years with relevant influence on the operational performance other than those identified and commented in other items in this section.

11. Projections 11.1 – Disclosed projections and assumptions1 The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and in no way constitute a promise of performance by the Company and/or its managers. The projections below involve market factors unrelated to the Company's control and; therefore, may undergo change. a. Purpose of the Projection Sales Volume Vale estimates a sales volume of its iron ore and pellet business between 307 and 332 million tons in 2019. Production Vale estimates the production volume of its iron ore operation - S11D from approximately 70 to 80 Mt in 2019, and 90 Mt in 2020. Vale estimates the production volume of its nickel business between 232 kt and 236 kt in 2019 and 320 kt in 2023. Vale estimates the production volume of its copper business between 407 kt and 417 kt in 2019, 421 kt in 2020 and 436 kt in 2021, 470 kt in 2022 and 500 kt in 2023. Vale estimates coal production volume at 14 Mt in 2019, 18 Mt in 2020, 20 Mt in 2021, 20 Mt in 2022 and 20 Mt in 2023. Costs Vale estimates a reduction in the unit cost of C1 of iron ore between USD 1.0/t and USD 2.0/t from 2019 to 2023 in comparison with 2018. Vale estimates freight cost at USD 17.7/t in 2023. Vale estimates a potential cost reduction in Canadian operations at USD 140 million in 2019. Vale estimates the pro forma operating cost2 of its coal business at USD 96/t in 2019, USD 85/t in 2020, USD 74/t in 2021, USD 69/t in 2022, USD 64/t in 2023. Vale estimates the net rail and port tariff of Nacala ("Net Tariff, Nacala")3 at USD 18t in 2019, USD 19/t in 2020, USD 20/t in 2021, USD 18/t in 2022 and USD 19/t in 2023. Impact on price realization 1 In this whole section 11, in order to carry out the conversion of values from USD to BRL of the estimates referring to the year 2019 onwards, the exchange rate of 3.70 BRL/USD was used, unless a different exchange rate is reported. The rate was taken from the Market Report of the Focus survey (Central Bank) on April 12, 2019. 2Proforma operating cost includes mine, plant, railroad and port, excluding royalties. 3Nacala's net tariff consists of investments, working capital, debt service, amortization, taxes and others, net of interest received by Vale related to shareholders' loans.

Vale estimates a positive impact on iron ore prices, including pellet adjustments ranging from USD 12.0/t to USD 12.5/t in 2019. Value chain gains and price realization4 Vale estimates a positive impact on EBITDA/t of iron ore ranging from USD 2.5/t to USD 3.0/t in 2023 compared to 2018. Adjusted EBITDA Vale estimates Adjusted EBITDA per ton of the Ferrous Minerals segment (excluding manganese and ferroalloys) ranging from USD 41/t to USD 43/t in 2020, equivalent to an estimated increase from USD 1.2 billion (BRL 4.4 billion) to USD 2.0 billion (BRL 7.4 billion) in 2020 compared to 2017. Vale estimates Adjusted EBITDA per ton of the Ferrous Minerals segment (excluding manganese and ferroalloys)5 ranging from USD 44/t to USD 47/t in 2023, equivalent to a potential estimated increase of up to USD 2.9 billion (BRL 10.7 billion ) in 2023, as compared to 2018. Vale estimates a potential increase in Adjusted EBITDA6 of the Coal segment up to USD 960 million (BRL 3.5 billion) in 2023, as compared to 2018. Vale estimates (a) Adjusted EBITDA of the Base Metals segment, ranging from USD 1.8 billion (BRL 6.7 billion) to USD 5.4 billion (BRL 19.9 billion) in 2020 and (b) potential increase in Adjusted EBITDA of the Base Metals segment of up to USD 3.9 billion (BRL 14.4 billion) in 2023, as compared to 2018. Vale estimates a potential increase in Adjusted EBITDA of Other Segments in 2023 as compared to 2018, related to the reduction of USD 180 million (BRL 666 million) in pre-operating and shutdown expenses. Vale estimates Vale's Adjusted EBITDA in 2020 ranging from USD 13.0 billion (BRL 48.1 billion) to USD 19.0 billion (BRL 70.3 billion) and EBITDA minus maintenance investments in 2020 ranging from USD 9.3 billion (BRL 34.4 billion) to USD 15.3 billion (BRL 56.6 billion). Vale estimates an increase of USD 7.9 billion (BRL 29.7 billion) in adjusted EBITDA in 2023, as compared to 2018. CAPEX Vale estimates its investments ("CAPEX") (a) in 2019 at USD 4.4 billion (BRL 16.2 billion); and (b) from 2020 to 2023 an average of USD 4.5 billion (BRL 16.6 billion) per year. Vale estimates its current investments7 (a) in 2019 at USD 3.7 billion (BRL 13.7 billion); and (b) from 2020 to 2023 an average of USD 3.7 billion (USD 13.7 billion) per year. Vale estimates its execution of projects (a) in 2019 at USD 0.7 billion (BRL 2.6 billion); and (b) from 2020 to 2023 an average of USD 0.8 billion (BRL 3.0 billion) per year. Cash flow Vale estimates the accrued free cash flow from 2019 to 2021 ranging from approximately USD 23 billion (USD 85.1 billion) (annual average available cash flow of USD 8 billion) to approximately USD 37 billion (USD 137.0 billion) (annual average available in the cash flow of approximately USD 12 billion). 4 Includes freight. 5 Adjusted EBITDA of Ferrous Minerals (excluding manganese and ferroalloys) normalized by the projections for the second half of 2018: Platts IODEX 62% Fe of USD 68.0/t, exchange rate of 3.96 BRL/USD and bunker oil of USD 466.0/t. 6 Considers Moatize's current margins, 2018 price estimates and metallurgical and thermal coal mix. 7 It includes replacement investments.

Opportunities in cash flow Vale estimates an additional potential increase in Cash Flow by 2023 as compared to 2018, related to the reduction of net financial expenses due to reduction of gross debt (USD 55 million), liabilities management (USD 65 million), repurchase of MBR (USD 170 million), Samarco’s disbursement of USD 360 million. Cash Disbursements Vale estimates its financial expenses between USD 600 million (BRL 2.2 billion) and USD 700 million (BRL 2.6 billion) in 2019 and between USD 550 million (BRL 2.0 billion) and USD 650 million (BRL 2.4 billion) in 2020. Sustainability Goals Vale is committed to sustainability, with the following goals to be achieved in 2030: (a) 100% self-generation of clean energy in Brazil; (b) recovering 100,000 ha of degraded area; (c) reducing new water intake by 10%; and (d) reducing greenhouse gas emissions by 16%. b. Projected period and end date of projection Sales Volume The period considered for the purpose of forecasting the volume of iron ore and pellet sales in 2019 consists of the fiscal year ending December 31, 2019. In turn, the end date of the estimate made is the date of disclosure of the profit and loss statement of the fiscal year of 2019. Production The periods projected for the production of its iron ore operation - S11D of 2019 and 2020 are the specified fiscal years themselves. The periods projected for nickel production in 2019 and 2023 are the specified fiscal years themselves. The projected periods for the production of copper and coal for 2019, 2020, 2021, 2022 and 2023 are the specified fiscal years themselves. In turn, the end date of the estimates made is the disclosure date of the production report for each fiscal year listed above, which will occur in the fiscal year following the end of each fiscal year specified above. Costs The period projected for the C1 unit cash cost of the iron ore from 2019 to 2023 are the specified fiscal years themselves. In turn, the end date of the estimates made is the disclosure of the profit and loss statement of each fiscal year listed above, which will occur in the fiscal year subsequent to the end of each fiscal year specified above. The period projected for freight cost of 2023 is the specified fiscal year. In turn, the end date of the estimate made is the disclosure of the profit and loss statement of said fiscal year, which will occur in the fiscal year subsequent to the end of the fiscal year specified above. The projected period for a potential cost reduction in Canadian operations of 2019 is the specified fiscal year itself. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of the fiscal year specified above.

The projected periods for the pro forma operating cost of its coal business and the Net Tariff, Nacala, of 2019, 2020, 2021, 2022 and 2023 are the specified fiscal years themselves. In turn, the expiration period for the estimates made consists of the disclosure of the result for each fiscal year listed above, which will take place in the fiscal year subsequent to the end of each fiscal year indicated above. Impact on price realization The period projected for the positive impact on the realization of the iron ore price of 2019 is the fiscal year itself. In turn, the end date of the estimate made is the disclosure of the profit and loss statement of said fiscal year, which will occur in the fiscal year subsequent to the end of the fiscal year specified above. Gains from the value chain and price realization The projected period for value chain gains and price realization consists of the fiscal year of 2023. In turn, the expiration period for the estimate made is the disclosure of the results for the fiscal year ending December 31st, 2023, which will be available to the market in 2024. Adjusted EBITDA The periods projected for the increase in Adjusted EBITDA per ton of the Ferrous Minerals segment consist of the fiscal years of 2020 and 2023. In turn, the expiration period for the estimates made is the disclosure of the results for each fiscal year ending December 31st, 2020 and December 31st, 2023, which will be available to the market in 2021 and 2024, respectively. The projected period for the Adjusted EBITDA of the Coal segment consists of the fiscal year of 2023. On the other hand, the end date of the estimates made is the disclosure of the profit and loss estimate of the period ending on December 31 of 2023, and to be made available to the market in 2024. The periods projected for the Adjusted EBITDA of the Basic Metals segment are the fiscal years of 2020 and 2023. In turn, the end date of the estimates made is the disclosure of profit and loss statements for the years ending December 31, 2020 and December 31, 2023 to be made available to the market in 2021 and 2024, respectively. The projected period for Adjusted EBITDA and EBITDA minus Vale's maintenance investments is the fiscal year of 2020. In turn, the end date of the estimates made is the disclosure of the profit and loss statements for the year ending December 31, 2020, to be made available to the market in 2021. The projected period for EBITDA in the Other segment is the fiscal year of 2023. In turn, the end date of the estimate made is the disclosure of the profit and loss statement of the year ending December 31, 2023, to be made available to the market in 2024. The projected period for the increase in Adjusted EBITDA is the fiscal year of 2023. In turn, the end date of the estimate made is the disclosure of the profit and loss statement of the year ending December 31, 2023, to be made available to the market in 2024. CAPEX The periods projected for the Company's CAPEX, current investments and performance of projects consist of the fiscal years ending December 31st, 2019, 2020, 2021, 2022 and 2023. In turn, the end date of the estimates made is the disclosure of the profit and loss statement of each fiscal year listed above, which will occur in the fiscal year subsequent to the end of each fiscal year specified above. Cash flow

The periods projected for the Company's accrued cash flow are the fiscal years ending on December 31, 2019 through 2021. In turn, the end date of the estimates made is the disclosure of the profit and loss statement of each fiscal year listed above, which will occur in the fiscal year subsequent to the end of each fiscal year specified above. Cash Disbursements The periods projected for cash disbursement consist of the fiscal years of 2019 and 2020. In turn, the expiration period for the estimates made is the disclosure of the results for each fiscal year ending December 31st, 2019 and December 31st, 2020, which will be available to the market in 2020 and 2021, respectively. Opportunities in cash flow The period projected for cash flow opportunities consist of the fiscal year of 2023. In turn, the end date of the estimate made is the disclosure of the profit and loss statement of each fiscal year listed above, which will occur in the fiscal year subsequent to the end of each fiscal year specified above. Sustainability Goals The projected period for sustainability goals is the end of the year 2030. In turn, the expiration period for the estimate made consists of the disclosure of the results for the fiscal year ending December 31st, 2030, which will be available to the market in 2031. c. Projection assumptions, with indication of which may be influenced by the Company's management and which are beyond its control All of the assumptions mentioned below are subject to external influencing factors, which are beyond the control of the Company's management. Therefore, in the event of any relevant future changes in these assumptions, the Company may revise its estimates below, changing them in comparison with those originally presented. Sales Volume The assumptions used to forecast the sales volume of its iron ore and pellets business in 2019 were: (a) loss in annualized production of its iron ore and pellets business of about 92.8 Mt (b) potential resumption of the Brucutu mine operation. Production The assumption used to forecast production volumes of nickel (kt) of 2023 is increase in the spot price of nickel by USD 7,000/t compared to 2018. Costs The assumptions used to reduce the iron ore C1 unit cash cost of 2023 in relation to 2018 were: (a) ramp-up of S11D; (b) productivity gains derived from technology initiatives and cost management. The assumptions used to reduce freight costs from 2023 to 2018 were: (a) a difference of USD 190/t in the low sulfur bunker price in 2023 and the high sulfur bunker in 2018; (b) a new transportation capacity of 110 Mt of Valemax 2G and Guaibamax; and (c) assumption that vessels equipped with scrubbers will still be permitted to consume high sulfur fuel. The assumption used for the pro forma operating cost of coal between 2019 and 2023 considers the dilution of fixed costs derived from the ramp-up of the volume of coal production mentioned in the estimate of production volume. The assumptions used for a potential cost reduction in Canadian operations in 2019 consider process and cost revisions. Impact on price realization The assumptions used for the positive impact on realized iron ore prices including adjustment of pellets in 2019 consider: (a) successful business initiatives; (b) improvement in product mix; (c) increase in market prices. The assumptions used for the average realized premium of the sale price of iron ore is the premium on the Platts IODEX Index 62% Iron content, including the value of each Iron point above 62% and the premium. Value chain gains and price realization The assumptions used for value chain gains and price realization in 2023 compared to 2018 were: (a) reduction in freight costs mentioned above; (b) positive impacts on realized iron ore prices including adjustment of pellets mentioned above. Adjusted EBITDA The assumptions used to forecast the increase in Adjusted EBITDA per ton of Ferrous Minerals (excluding manganese and ferroalloys) in 2023 compared to 2018 were:(a) increase of USD 3.5 - 5/t margin related to cost reduction, optimization in the value chain and realization of price; and (b) a potential increase of USD 925 million in Adjusted EBITDA related to the 240 Mtpy project in Carajás (USD 240 million), Pellet Feed Gelado (USD 70 million), Pellet Feed Sudeste (USD 340 million), Oman (USD 60 million), Malaysia (USD 35 million) and Ferrous acquisition (USD 180 million). The assumptions used to forecast the increase in Adjusted EBITDA of the 2023 Coal segment compared to 2018 were: (a) increase in volume from 12 Mt in 2018 to 20 Mt in 2023; (b) reduction of the pro forma cost from USD 125/t in 2018 to USD 83/t in 2023; (c) average prices for 2018 and (d) sales mix of thermal and metallurgical coal identical to 2018. The assumptions used to forecast Adjusted EBITDA for the Basic Metals business in the fiscal year of 2020 were: (a) the average LME price of nickel between USD 10,000/t and USD 20,000/t in 2020; (b) nickel production volume of 268 thousand tons in 2020; (c) the average LME price of copper between USD 5,500/t and USD 7,500/t in 2020; and (d) copper production volume of 433 thousand tons in 2020. The assumptions used to forecast the increase in Adjusted EBITDA for the Basic Metals business in 2023 compared to 2018 were: (a) increase in nickel volume by 80 kt in 2023; (b) nickel spot price increase of USD 7,000/t in 2023; (c) a cost reduction of USD 2,600/t in 2023; and (d) increase in the volume of copper by 80 Kt by 2023. The assumption used to forecast the increase in Adjusted EBITDA of Other segments of 2023 in relation to 2018 was a reduction of USD 180 million related to pre-operating and down time expenses. The assumptions used to forecast Vale's adjusted EBITDA and EBITDA less Vale's maintenance investments in fiscal year 2020 were: (a) iron ore prices from USD 55/t to USD 65/t; (b) nickel prices from USD 10,000/t to USD 14,000/t; (c) copper prices from USD 6,000/t to USD 8,000/t; and (d) coal prices from USD 130/t to USD 170/t. CAPEX The assumption used for the projection of CAPEX for the fiscal year 2019 and the average of the years 2020 to 2023 was the exchange rate of BRL 3.76/USD from 2019 to 2023. Cash flow The assumptions used to forecast the accrued free cash flow for fiscal years 2019 to 2021 were: (a) the annual average price of the ore ranging from USD 60/t to USD 70/t; (b) annual average nickel price ranging from USD 12,000/t to USD 20,000/t; (c) exchange rate of 3.76 BRL/USD; (d) includes USD 1.3 billion of cash surplus in 2018, to be allocated in the coming years to maintain the net debt goal of USD 10 billion; and (e) does not consider dividends, repurchases, and bolt-on acquisitions; (f) average annual estimate of current investments of USD 3.7 billion. Opportunities in cash flow The assumptions used for the potential additional increase in cash flow up to 2023 compared to 2018 were: (a) reduction of gross debt; (b) reduction in the cost of gross debt; and (c) resumption of Samarco's operations. d. Values of the indicators that are the subject of projection Sales Volume Please find below, as reference, the Company's production in the last 3 fiscal years: Production Please find below, as reference, the Company's production in the last 3 fiscal years: Fiscal Years ending 2018 2017 2016 Iron ore - S11D (Mt) 58.0 22.2 0 Nickel (Kt) 244.6 288.2 311 Copper (Kt) 395.5 438.5 453 Coal (Mt) 11.6 11.3 7 Fiscal Years ending 2018 2017 2016 Iron ore (Mt) 366 343 341

ADJUSTED EBITDA Below is a list of the Company's indicators for the last 3 fiscal years: billion)2 billion)2 billion)2 billion)2 billion)2 billion)5 1 Considers the amount reported by the Company in accordance with IFRS standards in USD. 2 Considers the amount reported by the Company in accordance with IFRS standards in BRL. ³ Considers the maintenance investment of USD 2.896 billion converted to Reais at the average exchange rate of 3.66 BRL/USD in 2018. 4 Considers the maintenance investment of USD 2,231 billion converted to Reais at the average exchange rate of 3.20 BRL/USD in 2017. 5 Considers the maintenance investment of USD 2.302 billion converted to Reais at the average exchange rate of 3.49 BRL/USD in 2016. CAPEX Please find below, as reference, the Company's CAPEX in the last 3 fiscal years: billion)1 billion)1 billion)1 1 It considers the average exchange rate for each year. ² It includes replacement investments. Cash Disbursements million)1 US$ 514 million (US$ 1.8 US$ 271 million (R$ 984 million) US$ 413 million (R$ 1.3 billion) 1 It considers the amount reported by the Company according to IFRS standards in USD. 2 Considers the amount reported by the Company in accordance with IFRS standards in BRL. 3 Pre-operating expenses exclude depreciation and amortization and expenses related to discontinued operations. 4 It considers only interest on loans and financing paid. Fiscal Years ending 2018 2017 2016 Samarco US$ 374 million (R$ 1.4 billion)1 US$ 435 million (R$ 1.4 billion)1 US$ 211 million (R$ 695 Refis US$ 202 million1 (R$ 737 million)2 US$ 397 million1 (R$ 1.3 billion) 2 1 billion) 2 Pre-operating expenses3 1 2 1 2 US$ 453 million1 (R$ 1.6 billion) 2 Financial expenses4 US$ 2.3 billion1 (R$ 8.4 billion) 2 US$ 3.3 billion1 (R$ 10.5 billion) 2 US$ 2.7 billion1 (R$ 9.3 billion)2 Fiscal Years ending 2018 2017 2016 Total Vale US$ 3.8 billion (R$ 13.8 billion)1 US$ 3.8 billion (R$ 12.3 billion)1 US$ 5.2 billion (R$ 17.9 Current investment² US$ 2.9 billion (R$ 10.7 billion)1 US$ 2.2 billion (R$ 7.1 billion)1 US$ 2.1 billion (R$ 7.2 Execution of projects US$ 888 million (R$ 3.1 billion)1 US$ 1.6 billion1 (R$ 5.1 billion)1 US$ 2.9 billion (R$ 10.1 Fiscal Years ending 2018 2017 2016 Adjusted EBITDA of the nickel business US$ 1.4 billion1 (R$ 5.2 billion)2 US$ 1.1 billion1 (R$ 3.4 billion)2 US$ 1.1 billion1 (R$ 3.7 Copperbusiness adjusted EBITDA US$ 1.1 billion1 (R$ 4.1 billion)2 USD 1.2 billion¹ (BRL 3.8 billion)² US$ 722 billion1 (R$ 2.5 Adjusted EBITDA of the coal business US$ 181 million1 (R$ 617 million)² US$ 362 million¹ (R$ 1.1 billion)² Negative by US$ 26 million¹ (negative in R$ 147 million)² Adjusted EBITDA of the Ferrous Minerals business US$ 14.7 billion¹ (R$ 54.2 billion)² US$ 13.5 billion1 (R$ 43.3 billion)2 US$ 10.8 billion1 (R$ 36.8 Adjusted EBITDA of the Basic Metals business US$ 2.5 billion1 (R$ 9.3 billion)² US$ 2.2 billion1 (R$ 7.2 billion)2 US$ 1.9 billion1 (R$ 6.7 Adjusted EBITDA US$ 16.6 billion1 (R$ 61.1 billion)2 USD 15.3 billion1 (BRL 49.0 billion) 2 US$ 12.2 billion1 (R$ 40.9 Adjusted EBITDA less maintenance investments USD 13.7 billion¹ (BRL 50.1 billion)³ US$ 13.1 billion1 (R$ 41.9 billion)2 US$ 10.1 billion1 (R$ 33.7

11.2 – Follow-up and changes to the disclosed projections a. report which projections are being replaced by new projections included in the form and which are being repeated in the form For information on projections for the current or coming period that have been restated, see item 11.2 (c) below. b. with respect to the projections for periods already past, compare the projected data with the effective performance of the indicators, clearly indicating the reasons that led to deviations in projections Monitoring of projections Production Vale reported a production volume of its iron ore business of 384.6 million tons ("Mt") in line with an estimated 390 Mt in 2018. Vale reported a production volume for its iron ore business – S11D of 58.0 million tons ("Mt") in alignment with an estimate of around 50 to 55 Mt in 2018. Vale reported a production volume of pellets of 55 million tons ("Mt") in line with the estimate of around 55 Mt in 2018. Vale reported a production volume of its nickel business of 244,000 tons ("kt") in line with an estimated 240 kt in 2018. Vale reported a production volume of its copper business of 395 thousand tons ("kt"), 25 kt below the 420 kt estimated in 2018, mainly due to Vale's strategic decision to reduce its nickel production profile, which led to lower volumes of by-product of copper in North Atlantic operations. Vale reported a volume of coal production of 11.6 million tons ("Mt") in line with an estimated 12 Mt in 2018. Costs Vale reported a reduction of USD 1.2/t C1 unit cash cost in line with an estimated USD 1.2/t in 2018. Vale reported freight cost of USD 18.0/t in line with the estimate of USD 18.3/t in 2018. Vale reported the unit cost (after subproduct credits) of its nickel business operations in 2018 for North Atlantic operations of USD 6,227/t, for VNC of USD 12,405/t, for PTVI of USD 7,090/t and for Onça Puma of USD 7,751/t; compared to the estimates for the North Atlantic for: (a) Sudbury of USD 3,098/t, (b) Thompson of USD 8,094/t, and (c) Voisey's Bay of USD 4,680/t; VNC of USD 9,717/t; PTVI of USD 6,329/t; and Onça Puma of USD 7,704/t. Vale reported the pro forma production cost of its coal business at USD 120.8/t in line with an estimated USD 125/t for 2018. The estimate is obtained from the sum of projections of the pro forma operating cost (USD 106/t) and the net rail and port tariff of Nacala (USD 19/t). In the second quarter of 2018, a change was made in the methodology for calculating the operating cost and net rate portions and, thus, the pro forma C1 cash cost became the most correct comparison parameter. Net Debt

Vale reported its net debt at the end of 2018 at USD 9.7 billion, in line with the estimate between USD 3.8 billion and USD 10.3 billion. Impact on price realization Vale reported an impact on the realized sale price of iron ore, including pellet adjustments, at USD 10.2/t in line with the estimate of approximately USD 10.0/t in 2018. Adjusted EBITDA Vale reported adjusted EBITDA for the nickel business of USD 1.431 billion, above the estimate of between USD 900 million and USD 1 billion in 2018 due to higher nickel prices in the period. Vale reported adjusted EBITDA for the copper business of USD 1.111 billion, above the estimate of between USD 700 million and USD 800 million in 2018, due to higher copper prices in the period. Vale reported adjusted EBITDA of ferrous minerals (excluding manganese and ferroalloys) of USD 41/t in line with an estimate between USD 39/t and USD 40/t in 2018. Vale reported Adjusted EBITDA of the coal segment of USD 181 million, below the estimated USD 481 million in 2018, due to a revision in the volume for the year 2018 realized on 10/15/2018. CAPEX Vale reported its investments ("CAPEX") of USD 3.78 billion in line with the estimated USD 3.7 billion in 2018. Vale reported its sustaining investments of USD 2.89 billion in line with the estimated USD 2.8 billion in 2018. Vale reported its execution of projects of USD 0.88 billion in line with the estimated USD 0.9 billion in 2018. Vale reported the CAPEX for the nickel business of USD 1 billion in line with an estimated 900 million in 2018. Vale reported CAPEX for the copper business of USD 162 million in line with an estimated USD 150 million to USD 180 million in 2018. Vale reported CAPEX for the coal business of USD 156 million in line with an estimated USD 150 million to USD 250 million in 2018. Cash flow Vale reported an accrued free cash flow (excluding divestitures) of USD 8.9 billion below the estimate of approximately USD 10 billion in 2018 due to market conditions. Cash Disbursements Vale reported a cash disbursement for Samarco of USD 374 million in line with an estimated USD 360 million in 2018. Vale reported a cash disbursement related to Refis of USD 452 million in line with an estimated USD 490 million in 2018. Vale reported a pre-operating cash disbursement of USD 189 million in line with an estimated USD 180 million in 2018.

Vale reported a financial expense of USD 1.1 billion in line with the estimate between USD 1 billion and USD 1.1 billion in 2018. c. Regarding the projections for periods still in progress, state whether the projections remain valid on the date of delivery of the form and, when applicable, explain why they were abandoned or replaced Vale has discontinued its production estimates for its iron ore and pellet business from 2019 to 2023 following the collapse of the Brumadinho I Dam. Vale discontinued its estimate of the annual average of the minimum shareholder compensation from 2019 to 2021 due to the suspension of the Shareholder Compensation Policy. For more information on the suspension of the Shareholder Compensation Policy, see items 3.4 and 3.9 of this Reference Form. Vale discontinued its cash disbursement estimates for pre-operating expenses in 2019 and 2020 due to the inclusion in this account of Brumadinho's shutdown costs, not previously foreseen in the assumptions used for this projection. Vale discontinued its cost per ton projection at Sudbury, giving priority to the cost perspective of North Atlantic nickel operations, in line with data disclosed in our quarterly financial performance reports. Except for the foregoing, the other projections and assumptions used included in item 11.1 of this Reference Form remain unchanged.

12. Shareholders’ Meeting and Management 12.1 - Administrative structure of the issuer, as established in its articles of incorporation and by-laws The Company's management consists of a Board of Directors and a Board of Executive Officers, as detailed below, in subitems "a" and "b" of this Item 12.1, respectively. The Board of Directors has, on a permanent basis, five statutory advisory committees, namely (i) the Personnel and Governance Committee, (ii) the Compliance and Risk Committee, (iii) the Finance Committee, (iv) the Audit Committee and v) Sustainability Committee. In addition, as a result of Dam I failure at the Córrego do Feijão Mine in Brumadinho, on January 25, 2019, three non-statutory Independent Advisory Committees were established for the Board of Directors ("CIAE"), composed of independent members with a reputation and experience in the subjects in which they occupy, namely: (i) the Extraordinary Independent Consulting Committee for Support and Recovery ("CIAE for Support and Recovery "); (ii) Extraordinary Independent Consulting Committee for Investigation ("CIAE for Investigation "); and (iii) Extraordinary Independent Consulting Committee for Dam Safety ("CIAE for Dam Safety"). For more information on these non-statutory committees, see item 12.12 of this Reference Form. The Board of Executive Officers, for its advisory support, has three permanent, non-statutory, technical and advisory committees, called (i) Information Disclosure Committee, (ii) Executive Risk Committee, and (iii) Ethics Committee. The Fiscal Council is a permanent body. a. Attributions of the Board of Directors and permanent bodies and committees reporting to the Board of Directors, stating: (i) if they have their own by-laws, and if so, the body responsible for approval, the date of approval, and, if the issuer issues such rules, locations on the worldwide network where these documents may be consulted Board of Directors: The Board of Directors of Vale is composed of 13 full members and their respective alternates, one of them being the President and the other the Vice-President, who will have a unified term of two years, and reelection is allowed. Under Vale's Bylaws, the positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person. Under the Bylaws, at least 2 (two) or 20%, whichever is greater, of the members of the Board of Directors elected shall be independent directors (as defined in the Listing Regulation of the Novo Mercado segment of B3 SA - Brasil, Bolsa e Balcão), and the characterization of those appointed to the Board of Officers as independent directors must be resolved at the General Meeting that elects them. When, as a result of compliance with the percentage defined above, a fractional number of Directors results, the number will be rounded up, in accordance with the Novo Mercado Regulation. Three (3) independent members of the Board of Directors were elected at the Annual and Extraordinary Shareholders' Meeting held on April 30th, 2019.

It should be noted that will also be considered as independent members of the Board of Directors who may be elected in accordance with the optional procedure set forth in Article 141, Paragraphs 4 and 5 of Law 6,404, dated December 15th, 1976, as amended ("Corporate Actions"). In addition to the attributions provided for in Law, the Board of Directors shall: 1. elect, evaluate and dismiss, at any time, the Executive Officers of Vale, and establish their attributions; distribute the remuneration established by the general meeting among its members and those of the Board of Executive Officers; assign an Investor Relations function to an Executive Officer; deliberate on the selection, evaluation, development and remuneration policies of the members of the Board of Executive Officers; deliberate on Vale's general human resources policies proposed by the Board of Executive Officers; establish the general orientation of the businesses of Vale, its wholly-owned subsidiaries and subsidiaries; deliberate on Vale's strategic guidelines and strategic plan proposed annually by the Board of Executive Officers, as well as oversee the execution of the approved strategy; deliberate on the annual and multi-annual budgets of Vale, proposed by the Board of Executive Officers; monitor and evaluate Vale's economic and financial performance, and potentially request the Board of Executive Officers for reports with specific performance indicators; deliberate on investment and/or divestment opportunities proposed by the Board of Executive Officers that exceed the limits of the Board of Executive Officers defined by the Board of Directors; express its opinion on consolidations, spin-offs and mergers in which Vale is a party, as well as on acquisitions of shareholdings proposed by the Board of Executive Officers; in line with Vale's corporate purpose, to deliberate on the formation of companies or their transformation into another corporate type, the direct or indirect participation in or withdrawal from the capital of other companies, consortiums, foundations and other entities, through the exercise of the right of withdrawal, the exercise or waiver of preemptive rights in the subscription and acquisitions, directly or indirectly in stock of other companies, or any other type of participation or withdrawal allowed by law, including, without limitation, operations related to consolidations, spin-offs or mergers in companies in which it holds interest; deliberate on Vale's corporate and financial risk policies proposed by the Board of Executive Officers; deliberate on the issue of simple debentures, non-convertible into shares and without real guarantee, proposed by the Board of Executive Officers; convene the General Meetings of Shareholders and to deliberate on the accounts of the Board of Executive Officers, substantiated by the Annual Management Report, as well as on the Financial Statements, for subsequent referral for review at the annual shareholders' meeting; deliberate on the allocation of the profit for the year, the distribution of dividends and, when necessary, the capital budget, proposed by the Board of Executive Officers, for subsequent referral to the annual shareholders' meeting; choose, remove and establish the scope of work of Vale's external auditors, in each case on the recommendation of the Fiscal Council, pursuant to item (ii) of paragraph 1 of Article 33 of the Bylaws and in compliance with applicable legislation; appoint and dismiss those responsible for the governance department, the internal audit and the company's ombudsman, who will be directly subordinated to the Board of Directors; deliberate on the policies and the annual internal audit plan proposed by Vale, as well as to become cognizant of its reports and determine the adoption of necessary measures; 2. 3. 4. 5. 6. 7. 8. 9. 10. 11. 12. 13. 14. 15. 16. 17. 18. 19.

20. supervise the management of Executive Officers and examine Vale's books and papers at any time, requesting information on agreements entered into or in the process of execution, and on any other acts, in order to guarantee the financial integrity of Vale; act as guardian of the corporate governance model and practices, which include, but are not limited to, deliberations on changes in corporate governance rules, the accountability process, and the disclosure of information process; deliberate on professional conduct policies based on the ethical and moral standards embodied in Vale's Code of Ethics and Conduct, to be abided by all of Vale’s managers and employees, its subsidiaries and controlled corporations; deliberate on policies to avoid conflicts of interest between Vale and its shareholders or its administrators, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature; deliberate on Vale's institutional responsibility policies, especially those related to: the environment, health, safety and Vale's social responsibility proposed by the Board of Executive Officers; establish powers of the Board of Executive Officers for the acquisition, sale and encumbrance of assets of non-current assets and for the constitution of real liens, pursuant to Art. 7 of the Bylaws; establish the Board of Executive Officers' authority for the provision of guarantees in general and the contracting of loans and financing and for the execution of other contracts; establish powers of the Board of Executive Officers for the execution of commitments, waiver of rights and transactions of any nature, except for the waiver of preemptive rights in the subscription and acquisition of equity interest, pursuant to item XII of Art. 14 of the Bylaws; deliberate on any matters that are not within the competence of the Board of Executive Officers, pursuant to the Bylaws, as well as matters whose limits exceed the authority established for the Board of Executive Officers, as provided in Art. 14 of the Bylaws; deliberate on any of: reformulations, changes or amendments to shareholders' or consortiums agreements or between shareholders or between consortiums of companies or consortiums in which Vale participates, and also to enter into new agreements and/or consortiums agreements that contemplate matters of this nature; authorize the negotiation, signing or amendment of contracts of any type or in any amount between Vale: (i) its shareholders, directly or through intermediary companies, (ii) companies that directly or indirectly participate in the capital stock of the controlling shareholder or are subsidiaries, or are under common control, by entities which participate in the equity of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with approval authority and procedures, that meet the peculiarities and the nature of the operations, without prejudice to keeping said collegiate body from being duly informed of all transactions of the company with related parties; express an opinion on any matter to be submitted to the general meeting of shareholders; authorize the acquisition of shares of its issue for maintenance in treasury, cancellation or subsequent sale; deliberate on recommendations sent by the Fiscal Council of the company arising from its legal and statutory attributions; and prepare and disclose a reasoned opinion on any tender offering for the acquisition of shares related to the stock issued by Vale, disclosed within 15 days of the publication of the public offer for the acquisition of shares, which shall address at least (a) the convenience and timeliness of the public offering for the acquisition of shares considering the interests of Vale and all its shareholders, including in relation to the price and liquidity of the securities held by it; (b) the strategic plans disclosed by the offeror in relation to Vale; (c) alternatives to the acceptance of the public offering available on the market; and (d) other points that the Board of Directors deems pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission ("CVM"). This opinion should include a reasoned opinion favorable or contrary to the acceptance of the public tender 21. 22. 23. 24. 25. 26. 27. 28. 29. 30. 31. 32. 33. 34.

offer, emphasizing that it is the responsibility of each shareholder to make a final decision on such acceptance. It will also be the responsibility of the Board of Directors to deliberate on the nomination, proposed by the Board of Executive Officers, of the persons that are to be members of the management, advisory and fiscal bodies of the companies and entities in which the company has participation, even if indirect. In cases where it is deemed appropriate, the Board of Directors may delegate the aforementioned attribution to the Board of Executive Officers. Vale and its subsidiaries in Brazil or abroad are prohibited to make, directly or indirectly through third parties, any contribution to political movements, even organized in parties, and to their representatives or candidates. The Company's Board of Directors has its own internal regulations, the last amendment of which was approved by the Board of Directors on June 28th, 2018. It should be noted that this document is available for viewing on the Company's website website (http://www.vale.com/EN/aboutvale/leadership/board/Pages/default.aspx) (www.cvm.gov.br). and CVM’s (ii) if the issuer has a statutory audit committee, informing, and if so, its main attributions, how it operates and if it meets the requirements of the regulation issued by the CVM regarding the subject. Advisory Committees: The Board of Directors has, on a permanent basis, 05 advisory committees, hereinafter referred to as: Personnel and Governance Committee, Compliance and Risk Committee, Financial Committee, Audit Committee and Sustainability Committee. The mission of the committees is to advise the Board of Directors, including proposing improvements related to their respective areas of action, in order to give greater efficiency and quality to the decisions of the board. Pursuant to article 19 of the Company's Bylaws, the rules regarding the operation and attributions of the advisory committees to the Board of Directors shall be defined by the Board of Directors and set forth in the Internal Rules of each Committee. Note that, as of the date of this Reference Form, these rules are under review. (A) Personnel and Governance Committee: The internal regulations of this Committee had their last amendment approved at the Board of Directors meeting held on December 14th, 2017 and are available for consultation on CVM’s (www.cvm.gov.br) and Vale’s (http://www.vale.com/EN/aboutvale/leadership/Pages/default.aspx)websites. Pursuant to its bylaws, the Personnel and Governance Committee shall: 1. evaluate the Company's general human resources policies proposed by the Board of Executive Officers to the Board of Directors; evaluate the adequacy of the remuneration model of the Board of Executive Officers members and the proposal of distribution of the annual global amount for the remuneration of the officers; assist the Board of Directors in the definition and oversight of performance evaluation goals of the Board of Executive Officers and other leaders who report directly to the Chief Executive Officer; assist the Board of Directors in defining and monitoring targets for performance evaluation of those responsible for the Secretariat of Governance, Internal Audit and the Company's General Ombudsman; 2. 3. 4.

5. support the Board of Directors in the process of selecting and appointing the Chief Executive Officer, as well as evaluating the appointment by the latter of other members of the Board of Executive Officers and other leaders who report directly to the Chief Executive Officer; monitor the development of the succession plan of the Board of Executive Officers and other leaders reporting directly to the Chief Executive Officer and his / her successors and propose improvements; evaluate and recommend the adequacy of best corporate governance practices in relation to the structure, size and composition of the Board of Directors and the Advisory Committees, as well as the balance of experience, knowledge and diversity of the profile of its members; identify and recommend potential candidates for members of the Board and potential candidates for members of the Advisory Committees; support the Chairman of the Board of Directors in the organization of the performance evaluation process of the Board of Directors and Advisory Committees of the Company; prepare and approve the annual work plan of the Personnel and Governance Committee; and propose the analysis and the evaluation, as well as to give an opinion on other subjects within its competence. 6. 7. 8. 9. 10. 11. (B) Compliance and Risk Committee: The internal regulations of this Committee had their last amendment approved by the Board of Directors at a meeting held on April 25th, 2018 and are available for consultation on the CVM’s (www.cvm.gov.br) and Vale’s (http://www.vale.com/EN/investors/corporate-governance/board-committees-councils/Pages/default.aspx) websites. Pursuant to its bylaws, the Risk and Governance Committee shall: 1. monitor the Company so that it has the structure, processes, practices, mechanisms, systems, among others, to comply with all legal and regulatory requirements and requirements applicable to the Company; ensure the adoption and improvement of good practices of compliance and integrity by the Company, including the evaluation of situations with potential conflicts of interest; ensure the effectiveness and compliance of the Company's policies and regulatory documents with the legal and regulatory requirements of its business and activities; to monitor the adequacy, strengthening and operation of all Vale's internal control systems and to propose improvements; monitor the scope of action and effectiveness of the areas responsible for corporate governance, compliance, corporate integrity, risk management and controls of the Company and propose improvements; support the Board of Directors in defining the Company's risk exposure limit; evaluate the procedures adopted by the Company regarding the effectiveness of processes and controls to identify, evaluate, monitor and manage risks; monitor the Company's integrated risk map, and propose improvements in mitigation plans; annually review and recommend the changes necessary to improve the corporate governance system adopted by the Company; ensure the effectiveness of mechanisms to address conflicts of interest in Company transactions, as well as opine on transactions with related parties submitted to the deliberation of the Board of Directors, under the terms of the Related Party Transaction Policy; evaluate the proposed amendments to corporate governance documents such as the Bylaws, Code of Ethics and Conduct and Internal Rules of the Advisory Committees and the Board of Directors, as well as other Policies and documents that are not assigned to other Committees; promote, monitor and watch over the evolution and effectiveness of the Company's governance model, ensuring that all initiatives are aligned with best practices and in synergy; 2. 3. 4. 5. 6. 7. 8. 9. 10. 11. 12.

13. evaluate and follow up on current standards, regulations and recommendations, as well as trade practices and trends that may impact the Company's activities. prepare and approve the Committee's annual work plan; and propose the analysis and the evaluation, as well as to opine on other subjects of its competence. 14. 15. (C) Financial Committee: The internal regulations of this Committee were approved in the Board of Directors at a meeting held on December 14th, 2017 and are available for consultation on CVM’s (www.cvm.gov.br) and Vale’s (http://www.vale.com/EN/investors/corporate-governance/board-committees-councils/Pages/default.aspx) websites. Pursuant to its bylaws, the Financial Committee shall: 1. evaluate the structure and conditions of investment and divestment operations, including consolidations, mergers and spin-offs in which the Company is involved; assess the compatibility between the level of shareholder remuneration and the parameters established in the annual budget and financial planning, as well as its consistency with the general dividend policy and capital structure of Company; assess minimum cash policy and financial investments; evaluate the annual budget and the annual investment plan of the Company; evaluate the annual funding plan and the limits of indebtedness of the Company; evaluate the current investments and capital investments, which are under the approval authority of the Board of Directors; monitor the financial execution of capital projects , of current budget and cash flow; monitor risks and financial controls from the perspective of the integrated risk map, and propose improvements in mitigation plans; evaluate the policy of communication with the capital market; prepare and approve the Committee's annual work plan; and propose the analysis and evaluation, as well as to give an opinion on the other subjects of its competence. 2. 3. 4. 5. 6. 7. 8. 9. 10. 11. (D) Audit Committee: In accordance with Company’s By-Laws, the Board of Directors shall determine that the Audit Committee will exercise, with exclusivity, the following functions: 1. establish procedures to be used by the Company to receive, process and handle complaints and claims related to accounting, accounting controls and audit matters, as well as ensure that the mechanisms for receiving complaints provide secrecy and anonymity to whistleblowers; recommend and assist the Board of Directors in the choice, compensation and dismissal of the Company's external auditors; resolve on the hiring of new services that may be provided by the Company's external auditors; and supervise and evaluate the work of the external auditors and determine to the management of the company the possible withholding of the remuneration of the external auditor, as well as to mediate any differences between the management and the external auditors on the Company's financial statements. 2. 3. 4. The Board of Directors has not yet appointed members of the Audit Committee.

The Company clarifies that, while the Audit Committee is not established, its permanent Fiscal Council performs, among its duties, those mentioned in the introduction of this item, as well as having a financial specialist in its composition. In addition to the above, the Fiscal Council serves and performs the duties of an Audit Committee for purposes of Rule 10A-3 of the Securities and Exchange Commission ("SEC"). The implementation of an Audit Committee that also meets such requirements of the SEC is under study by the Company. (E) Sustainability Committee: The internal regulations of this Committee had their last amendment approved by the Board of Directors at a meeting held on December 14th, 2017. They are available for consultation on the CVM’s (www.cvm.gov.br) and Vale’s (http://www.vale.com/EN/investors/corporate-governance/board-committees-councils/Pages/default.aspx) websites. Pursuant to its bylaws, the Sustainability Committee shall: 1. evaluate the Company's sustainability strategy, ensuring that it is considered in defining the Company's overall strategy; evaluate the Company's policies and conduct related to Safety, Environment, Health, Social Works, Communication and Institutional Relations; evaluate the Company's performance with respect to Sustainability aspects and propose improvements based on a long-term vision; assist in the definition, evaluation and monitoring of the Company's Sustainability indicators and propose improvements; evaluate and propose the adhesion or permanence of the Company to national or international initiatives or agreements related to social and environmental responsibility issues, as well as to monitor the preparation and dissemination of the sustainability report; monitor the scope of action and effectiveness of the area of institutional relations in negotiations with regulatory bodies and other institutional relations associated with sustainability issues; evaluate the policies and proposals of donations, as well as the realization of non-mandatory expenses related to item II above, which are under the approval authority of the Board of Directors; monitor all risks and operational controls under the integrated risk mapping perspective, including Safety, Environment, Health and Social works risks and reputational risks, as well as propose improvements in mitigation plans; prepare and approve the Committee's annual work plan; and propose the analysis and evaluation of topics within its powers. 2. 3. 4. 5. 6. 7. 8. 9. 10. Internal Audit: The main role of Vale's Internal Audit department is to support management and the Company as a whole in improving its internal controls, so that any identified deficiencies can be effectively remedied in a timely manner. The main mechanism used to carry out an assessment by the Internal Audit department is related to the objectives and procedures established in the Annual Audit Plan ("Plan"), which is approved by Vale's Board of Directors and compliance therewith evaluated by the other departments within Vale. The Plan, in turn, consists of the scheduling of audit exams, as well as of the budget and the funds needed for its execution. This is based on a methodology focused on risk, including history of the work performed, information included by the Board of Executive Officers and the Board of Directors. The non-statutory Director of Internal Audit shall review and adjust the Plan, when necessary, in response to changes in Vale's business and in view of possible risks, operations, systems and controls. Any significant deviation to the Approved Plan shall be communicated to the Board of Directors, through an advisory committee to be appointed.

The Internal Audit area was created in the late 1960s and is directly subordinated to the Board of Directors. The Company's Internal Audit area has its own Regulations, which were approved on December 10, 2015 by the Board of Directors. The structure of the Internal Audit is evaluated on an annual basis and, as appropriate, reviewed, using risk-based methodology and the relevance of the operations in order to ensure the suitability of the team to the size and complexity of Vale. It has a global reach with teams in several locations. (iii) how the Board of Directors evaluates the work of the independent auditor, indicating whether the issuer has a policy of contracting for extra-audit services with the independent auditor, and informing the body responsible for approving the policy, date of approval and, if the issuer discloses the policy, locations on the worldwide computer network where the document can be consulted The Company has specific internal procedures for approving services related to or not to the audit, contracted with its external auditors, which are based on principles that preserve its independence. These procedures were approved by the Fiscal Council, as an Audit Committee for compliance with SEC rules, in February 2015. In line with the best corporate governance practices and in order to avoid conflict of interest or loss of objectivity of the independent auditors, all services rendered by the Company's independent auditors are pre-approved by the Company's Fiscal Council, and a statement of independence also obtained from the external auditors. In the fiscal year of 2018, 5 presentations were made of the work of the external auditors to the Fiscal Council, the body responsible for supervising and evaluating the work of these auditors. For the fiscal year of 2019, 6 presentations to the Fiscal Council are scheduled. (b) Regarding the members of the statutory Board of Executive Officers, their attributions and individual powers, indicating if the board has its own by-laws, and, if so, informing the body responsible for approval, date of approval and, if the issuer discloses the bylaws, where the document can be accessed on the internet Board of Executive Officers: Vale's statutory Board of Executive Officers is comprised of at least 6 and a maximum of 11 members, who shall hold office for two years, and re-election is permitted. Under the terms of Vale's Bylaws, the Board of Executive Officers, in addition to the attributions provided for in Law, shall: 1. deliberate on the creation and elimination of the Directorates of Department subordinate to each Executive Officer; prepare and propose the general human resources policies of Vale to the Board of Directors, and execute the approved policies; comply with and enforce the general guidelines of Vale's business established by the Board of Directors; annually prepare and propose the strategic guidelines and strategic plan for Vale to the Board of Directors, and execute the approved strategy plan; prepare and propose the annual and multi-year budgets for Vale to the Board of Directors, and execute the approved budgets; plan and lead Vale's operations and report Vale's economic and financial performance to the 2. 3. 4. 5. 6.

Board of Directors, including producing reports with specific performance indicators; identify, evaluate and propose investment and/or divestment opportunities to the Board of Directors that exceed the approval authority limits of the Board of Executive Officers established by the Board of Directors, and execute the approved investments and/or divestments; identify, evaluate and propose consolidations, spin-offs and mergers to the Board of Directors in which Vale is a party, as well as acquisitions of shareholdings, and conduct the upstream and downstream mergers, spin-offs, and acquisitions; prepare and propose the financial policies of Vale to the Board of Directors, and execute the approved policies; propose the issue of simple, non-convertible and unsecured debentures to the Board of Directors; define and propose to the Board of Directors, after the balance sheet has been drawn up, the allocation of the profit for the year, the distribution of Vale's dividends and, when necessary, the capital budget; prepare, in each reporting period, the Annual Management Report and the Financial Statements to be submitted to the Board of Directors and, thereafter, to the General Shareholders Meeting; comply with and promote employee compliance with Vale's Code of Ethical Conduct, established by the Board of Directors; prepare and propose the policies of Vale's institutional responsibility to the Board of Directors, such as the environment, health, safety and social responsibility of Vale and implement the approved policies; to authorize the acquisition, sale and encumbrance of movable or immovable property, including securities, contracting of services, Vale being the provider or receiver thereof, being able to establish standards and delegate powers, all in accordance with the Board of Executive Officers approval authority limits established by the Board of Directors; authorize the signing of agreements, contracts and understandings that constitute liens, obligations or commitments for Vale, and establish norms and delegate powers, all in accordance with the approval authority limits of the Board of Executive Officers established by the Board of Directors; to propose to the Board of Directors any reformulations, amendments, or additions to shareholders' agreements or between shareholders, or consortium agreements or between consortiums, of Vale or consortiums in which it participates, and also propose the signing of new agreements and consortium agreements which cover matters of this nature; authorize the creation and closure of branches, agencies, warehouses, depots, representation offices or any other type of establishment in Brazil and abroad; authorize the execution of commitments, waiver of rights and transactions of any nature, except for the waiver of preemptive rights in the subscription and acquisition, pursuant to item XII above, in matters within the power of the Board of Directors, and establish norms and delegate powers, all in accordance with the approval authority limits of the Board of Executive Officers established by the Board of Directors; establish and inform the Board of Directors of the limits of individual approval authority of Executive Officers, respecting the limits of authority of the collegiate Board of Executive Officers established by the Board of Directors; and establish, based on the approval authority limits established by the Board of Directors for the Board of Executive Officers, the limits of approval authority along the hierarchical line of the administrative organization of Vale. 7. 8. 9. 10. 11. 12. 13. 14. 15. 16. 17. 18. 19. 20. 21. The Board of Executive Officers shall also: (i) establish the voting orientation to be followed by its representatives at general meetings or equivalent thereof in the companies, foundations and other entities in which Vale participates, directly or indirectly. indirectly, respecting the investment opportunities and guidelines approved by the Board of Directors, as well as the respective budget, and always observing the limit of its approval authority with respect to, among other things, the indebtedness, the transfer or encumbrance of assets, the waiver of rights and the increase or reduction of equity interest; and (ii) to indicate for the Board of Directors’ resolution the persons who are to be members of the management, advisory and fiscal bodies of the companies and entities in which Vale has a participation, including indirectly. The Company's Board of Executive Officers has its own by-laws approved on December 9, 2013. Chief Executive Officer:  Pursuant to Article 27 of the Bylaws, the following are attributions of the Chief Executive Officer: 1. 2. chair the meetings of the Board of Executive Officers; exercise the executive management of Vale, thereby complying with the coordination and supervision of the activities of the other Executive Officers, ensuring that the deliberations and guidelines established by the Board of Directors and the general meeting are faithfully observed; coordinate and supervise the activities of the areas and business units that are directly subordinated to it; select and submit to the Board of Directors the names of candidates for Executive Officer positions to be elected by the Board of Directors, as well as to propose their dismissal; coordinate the decision-making process of the Board of Executive Officers, as provided in Art. 31 of "Subsection II - Functioning" of Vale's Bylaws, in order to prioritize consensual deliberations among its members. If the consensus is not obtained, the Chief Executive Officer may (i) withdraw the agenda item, (ii) articulate the formation of the majority, including by making use of the casting vote or, (iii) decide individually on matters of collegiate deliberation, in which case he shall inform the Board of Directors of the use of this prerogative at the first Meeting of the Board that occurs after the corresponding decision. Decisions relating to annual and multi-annual budgets and Vale's strategic plan and Annual Management Report shall be taken by a majority of votes, when considered by all Executive Officers, provided they include a favorable vote of the Chief Executive Officer; indicate, among the members of the Board of Executive Officers, the substitutes of the Executive Officers in cases of their temporary impediment or absence, pursuant to Art. 27 of "Subsection II - Functioning" of the Company's Bylaws; keep the Board of Directors informed of Vale's activities; and prepare, together with the other Executive Officers, the Annual Management Report and develop the financial statements. 3. 4. 5. 6. 7. 8. 1. Executive Officers: Pursuant to Article 28 of the Bylaws, the following are attributions of the Executive Officers: 1. 2. perform the duties related to their area of operation; participate in the meetings of the Board of Executive Officers, contributing toward the definition of policies to be followed by Vale and reporting the issues of their respective area of operation; comply with and enforce the general orientation of Vale's business established by the Board of Directors in the management of their specific area of operation; and contract the services provided for in paragraph 2 of Article 33 of Vale's Bylaws, in compliance with the Fiscal Council's determinations. 3. 4. Pursuant to paragraph 2 of Article 33 of Vale's Bylaws, for the proper performance of its duties, the Fiscal Council may determine the contracting of services of lawyers, consultants and analysts, and other resources that are necessary for the performance of its functions, subject to the budget proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions of Paragraph 8 of Article 163 of the Brazilian Corporate Law.

In addition, in accordance with article 22 of the Bylaws, in compliance with the approval authority limits established by each Executive Director, decisions on matters affecting the specific area of their performance, provided that the matter does not affect the area of performance of another Executive Director, shall be taken by him or herself or together with the Chief Executive Officer, in matters or situations pre-established by the latter. Non-Statutory Committees For its support, the Board of Executive Officers has three permanent, non-statutory, technical and advisory committees, hereinafter called: Information Disclosure Committee, the Executive Risk Committee and the Ethics Committee. The Information Disclosure Committee and the Executive Risk Committee were created through the deliberations of the Board of Directors on June 19, 2002 and December 12, 2005, respectively, and the Ethics Committee was created in 2014. The Ethics Committee and the Executive Risk Committee have their own regulations, unlike the Information Disclosure Committee, which has its duties detailed in the Disclosure Policy approved by the Board of Directors on May 24, 2012, with an approved revision also by the Board of Directors on August 29, 2016. (A) Information Disclosure Committee: The main attributions of the Information Disclosure Committee are: (a) the evaluation of the relevance of acts or facts occurred and related to Vale's business; and (b) overseeing the process of disseminating information about it to the capital market, pursuant to the Information Disclosure Policy. For more information about the Information Disclosure Committee, see item 21.1. (B) Executive Risk Committee: The main attributions of the Executive Risk Committee are the issuance of an opinion on Vale's risk management principles and instruments and the periodic communication to the Board of Executive Officers on: (a) the main risks to which Vale is exposed (by type of risk and/or business) and their impact on the risk profile of the asset portfolio and the cash flow of Vale; (b) how risks are being monitored and managed and, if necessary, what risk mitigation strategies are adopted/recommended; and (c) the impact on the risk profile of Vale's assets portfolio and cash flow resulting from the inclusion of new investments and/or projects in the business plan, and, if necessary, the recommended risk mitigation strategies. The Executive Risk Committee reports regularly to the Board of Executive Officers, which is responsible for evaluating and approving the long-term risk mitigation strategies recommended by the Committee. (C) Ethics Committee: The main attributions of the Ethics Committee are: (i) to work for the promotion of Company values through discussion, evaluation and proposition of actions related to: (a) non-compliance with applicable legislation; (b) non-compliance with the Code of Ethics and Conduct; and (c) actions that are unethical or that are in disagreement with the Company's internal regulations (standards, policies, codes); (ii) to assist the Ombudsman's Office in establishing performance indicators that allow the evaluation of the work of this Board; (iii) assist the Ombudsman Board in availing itself of a database containing a history of cases that occurred previously, according to the type of complaint, its severity and comprehensiveness; (iv) to discuss issues related to different action plans for complaints of a similar nature, seeking, whenever possible, a uniformity of actions based on the cataloged history; (v) discuss training programs/ethics actions and conduct to raise awareness among all Company professionals, including third parties; (vi) assist in clarifying situations consulted that are not provided in the Code of Ethics and Conduct, when not settled by the Ombudsman Board. Note that cases that may involve the Director of the Ombudsman's Office must be submitted to the Board of Directors by any member of the Committee. The Ethics Committee supports the Ombudsman's Office in its responsibility for continually enhancing ethical awareness and the value of "Acting Correctly" in every company unit in the world. The Ombudsman reports to Vale's Board of Directors. The Ethics Committee is composed of the Audit, Human Resources and Ombudsman Officers and the General Counsel. (c) Date of installation of the fiscal council, if it is not permanent, stating whether it has its own by-laws, and if so, indicating the date of its approval by the fiscal council, and if the issuer issues the bylaws, of sites on the web where the document can be consulted Fiscal Council: The Fiscal Council has been a permanent body since September 25, 1997, composed of at least 3 and at most 5 effective members and an equal number of alternates. The members of the Fiscal Council shall perform their duties until the first Annual Shareholders’ Meeting to be held after their election, and may be reelected. Vale's Fiscal Council is responsible for exercising the attributions provided for in applicable legislation in force, in Vale's Bylaws and regulated in its own Internal Regulations approved by its members, and shall also: 1. supervise the acts of the Directors and verify compliance with their statutory and legal duties according to the different applicable laws in force; give its opinion on the Management’s Annual Report, including any additional information deemed necessary or useful in its Opinion; review the financial statements for the year and give an opinion, meeting at least once a year with the External Auditor; analyze, at least quarterly, the balance sheets and other financial statements prepared by the Company and discuss them with the Management and the External Auditor; maintain communication between the Fiscal Council and the External Auditor, in accordance with applicable regulations (SEC Rule 10A-3 and PCAOB AS 16); give an opinion on the proposals of the Management bodies to be submitted to the General Meeting, regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, conversion, merger, consolidation or spin-off; report, through any of its members, to the administrative bodies, any errors, frauds, crimes or unlawful acts and irregularities which they become aware of and suggest useful and appropriate measures to the Company; call an Annual Shareholders’ Meeting if the management bodies delay this call for more than a month and an Extraordinary General Meeting whenever there are serious or urgent reasons, including on the agenda of the Assemblies such matters as deemed necessary; provide information on matters within their remit whenever requested by a shareholder or group of shareholders representing at least 5% of the share capital; recommend to the Board of Directors regarding the choice, compensation and dismissal of the Company's External Auditor; annually supervise and evaluate the work of the External Auditor and, if deemed necessary, recommend dismissing the External Auditor to Management; evaluate and monitor the independence and objectivity of the External Auditor, discuss with it 2. 3. 4. 5. 6. 7. 8. 9. 10. 11. 12.

the audit planning, involving the nature of the work, scope, audit risks, their effectiveness in line with applicable regulations, and disclosure obligations prior starting the provision of services; resolve on the contracting with the Company's External Auditor of services not related to the audit of the financial statements, and potentially pre-approve a list of services that may be provided by the Auditor, which shall be reviewed periodically; take note of the Internal Audit and External Auditor reports, reviewing their recommendations and opinions and inviting them to participate, whenever necessary, in Fiscal Council meetings; ensure that the Internal Audit is adequately resourced to perform its functions, review and monitor its effectiveness and that it occupies an appropriate position within the Company's functional structure; review the report issued by the External Auditor, containing the material issues addressed to Management, regarding the accounting records, financial statements, internal control systems of Vale and its consolidated subsidiaries, together with the respective comments and responses of Management; mediate any discrepancies between Management and the External Auditor over the Company's financial statements; evaluate the Company's financial controls, internal controls and risk management system in order to ensure its effectiveness and adequacy and the resources used, qualification and experience of the managers and their training programs; evaluate the effectiveness of the procedures adopted by the Company to receive, process and handle complaints related to accounting issues, internal accounting controls and audit matters, which shall ensure the confidentiality and anonymity of the complainant, in compliance with applicable laws; prepare their annual budget, including, in particular, the contracting of services in Article 6 of the Internal Regulations of the Fiscal Council; and exercise its attributions regarding its supervisory power during the liquidation of the Company, according to the applicable legislation in force. 13. 14. 15. 16. 17. 18. 19. 20. 21. For the adequate performance of its functions, the Fiscal Council may determine the hiring of services of lawyers, consultants and analysts, and other resources that are necessary for the performance of its duties, in compliance with the budget proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions of Paragraph 8 of Article 163 of the Brazilian Corporation Law. The members of the Fiscal Council shall deliver, at least 30 days before the Annual Shareholders’ Meeting, a statement on the management report and financial statements. The Company's Fiscal Council has its own internal bylaws, whose review was approved by the members of the Fiscal Council at a meeting held in June 23, 2017. This document is available for consultation on CVM’s (www.cvm.gov.br) and Vale’s (http://www.vale.com/EN/investors/corporate-governance/board-committees-councils/Pages/default.aspx)websites. (d) If there are means through which to evaluate the performance of the board of directors and of each body or committee that reports to the board of directors, informing, in case there are: (i) the periodicity of the evaluation and its scope, indicating if it is made only in relation to the organ or also includes the individual evaluation of its members; (ii) methodology adopted and the main criteria used in the evaluation; (iii) how the results of the evaluation are used by the issuer to improve the functioning of this body; and (iv) whether external consulting or advisory services were contracted

Vale has mechanisms to formally evaluate the performance of its Board of Directors, but does not have mechanisms to evaluate its Advisory Committees or individual members. The Internal Regulations of the Board of Directors of the Company assume that it is up to the Board to conduct an annual performance evaluation of the Board. To this end, the Company hired a specialized external consultant with experience in the subject to develop the evaluation process of the Board of Directors and the Advisory Committees, which was structured and implemented in 2018 with the support of the People Committee. Accordingly, the annual performance evaluation of the Board of Directors, its Committees and the Corporate Governance Secretariat is carried out as collegiate bodies, with the support of external experts. The process of evaluating the performance of the Board of Directors and the Advisory Committees, as collegiate bodies, is structured based on the diagnosis of the functioning of each body, based on questionnaires and individual interviews with Board members, Secretary of Committees, Chief Executive Officer and Executive Officers, whose results are used for comparative analysis of the composition and functioning of organizations with a high level of corporate governance in Brazil and abroad (peer group). The criteria used in the questionnaire and face-to-face interviews are: (a) organization and processes; (b) structure of the Board of Directors and Advisory Committees; (c) communication; (d) roles and responsibilities; (e) contributions to the topics of strategy, governance, risk, compliance and finance; and (f) dynamics of the Board of Directors. The members of the Board of Executive Officers, including the Chief Executive Officer, are evaluated annually in a formal process conducted by the Board of Directors, according to their performance, based on objective and qualitative goals derived from the strategic planning and annual budget approved by the Board of Directors Therefore, the Board of Directors annually approves, with the support of the Personnel and Corporate Governance Committee, the Board of Directors' targets that are based on Vale's performance and business, by measuring economic, financial, health & safety and sustainability. Targets are monitored by the People Department and submitted quarterly to Vale’s Board of Directors. In accordance with Chapter VI of the Internal Regulations of the Fiscal Council and in accordance with the provisions of the Sarbanes-Oxley Act, the Supervisory Board self-assesses its performance annually at the end of each audit cycle. In the self-assessment process, the issues addressed in the monthly meetings held and in the parameters involving financial statements, risk management and internal controls, management and internal audit responsibility, relationship with external auditors, resources and special investigations, the formation of the Fiscal Council, training and professional development of the members. Only Vale's independent auditors are aware of the self-assessment carried out by the members of the Fiscal Council.

12.2 - Rules, policies, practices, relating to general meetings 1. Call deadlines Usually, Vale calls Shareholders' General Meetings, by publishing the call notice, at least thirty days in advance, at the first call, and eight days in advance, at the second call, observing the terms of article 8 of the CVM Instruction 559, of March 27, 2015. In addition, pursuant to article 8, paragraph 2, of Vale's Bylaws, the holder of the special class (Golden Shares) preferred shares will be formally called by Vale, through personal correspondence addressed to their legal representative, at least fifteen days beforehand to assess any matter subject to the right of veto provided for in article 7 of the Bylaws and described in item 18 of this Reference Form. 2. Authority The Vale Annual Shareholder’s Meeting has the authority as defined in Brazilian Corporate Law and in the B3 S.A. - Brasil Novo Mercado Regulation, Brazil, Bolsa, Balcão, under the exclusive authority of the Annual Shareholder’s Meeting: I - amend the Bylaws; II - elect or dismiss, at any time, the members of the Company's Board of Directors and Fiscal Council, observing that the Board of Directors may elect and dismiss the Company's officers and assign them their attributions; III - receive the annual management accounts and to resolve on the financial statements presented by them; IV - establish the annual and global remuneration for the Company's members of the Fiscal Council and management. V - authorize the issue of debentures, observing that the Company's Board of Directors may authorize the issue of debentures in certain cases permitted by Brazilian Corporate Law and the Company's Bylaws; VI - suspend shareholder rights; VII - resolve on the valuation of assets with which the shareholder contributes to form the share capital; VIII - authorize the issue of profit-sharing bonds; IX - resolve on conversions, consolidations, mergers and spin-offs of the company, its dissolution and liquidation, elect and dismiss liquidators and judge the accounts; and X - Authorize administrators to declare bankruptcy and file for bankruptcy. 3. Addresses (physical or electronic) at which the documents related to the General Meeting will be available to shareholders for analysis At Vale's headquarters, in Praia de Botafogo, 186, 18º andar, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, and at Vale's electronic addresses (www.vale.com) at the addresses of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br), at addresses of B3 SA - Brasil, Bolsa, Balcão. (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov). 4. Identification and management of conflicts of interest In accordance with Vale's Bylaws, the Board of Directors is responsible for deliberating on policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature.

The Board of Directors approved, on October 21, 2015, the Related Party Transaction Policy, which establishes guidelines and principles to ensure that the transfer, free or with payment, of resources, services or obligations involving people and/or companies with whom Vale may sign contracts under conditions which are not at arm’s length such as the transactions with third parties ("Related Parties" and "Related Party Transactions", respectively), are conducted in accordance within market parameters, valuing the best practices of corporate governance, with due transparency, prioritizing Vale's best interests, avoiding abuse and misuse of company assets. This Policy applies to Vale, its subsidiaries, joint ventures and entities, in which Vale has a significant influence, to Vale's shareholders, to Vale's management, including members of the Board of Directors and controlling shareholders of Vale, as well as persons who have a relationship of kinship with the Company's management and controlling shareholders. For more information on the Related Party Transaction Policy, see item 16.1 of this Reference Form. Under the terms of the Bylaws and Related Party Transactions Policy, it is the responsibility of the Compliance and Risk Committee to express an opinion on potential conflicts of interest between Vale and its shareholders or managers, as well as to evaluate the selection process and the conditions of the transactions with decisions of the Board of Directors. Additionally, the shareholders or representatives of Vale's shareholders in the General Meetings must observe the following procedures in cases of conflict of interests: 1. the shareholder or representative of the shareholder must immediately express their conflicting private interest. If this is not done, another person may report the conflict; 2. as soon as the conflict of interest has been identified in relation to a specific topic, the Vale shareholder or representative the shareholder involved will have access only to the documents or information on the matter disclosed to the market, under the terms of the legislation in force, and shall leave, including physically, from the discussions at the Annual Shareholders’ Meeting, without neglecting their legal duties. The statement of conflict of interests, abstention and temporary removal should be recorded in the minutes. If requested by the Chairman of the Board, the shareholders or representatives of the shareholders involved in a conflict of interest may participate partially in the discussion, in order to provide more information about the transaction with related party object of deliberation. In this case, they should be absent from the final part of the discussion. 3. Request of powers of attorney by the management to exercise the right to vote Management does not have specific rules, policy or practice for requesting a public proxy to exercise voting rights at a Shareholders' General Meeting. 4. Formalities required for the acceptance of powers of attorney granted by shareholders, indicating whether the issuer requires or waives certification of the signature, notarization, consularization and sworn translation and if the issuer allows proxies granted by shareholders through electronic means Shareholders who wish to attend General Meetings must present a valid identity document with photo (original or certified copy) and proof of ownership of shares issued by Vale, issued by the financial institution or custodian up to 4 business days before the date of the Meeting. Any shareholder may appoint an attorney-in-fact, or more than one, as the case may be, to appear at meetings and vote on his behalf. In the event of representation, the shareholder must comply with the terms of Art. 126 of Company Law (2), provided that the proxy must have been appointed less than one year prior, and qualify as a shareholder, administrator, lawyer registered with the Brazilian Bar Association or, still, be a financial institution, and the investment fund manager shall represent the condominium owners. In the case of power of attorney in a foreign language, this must be accompanied by corporate documents, when related to legal entity, and the power of attorney, duly translated into Portuguese by sworn translator, without need for notarization and consularization thereof. Note that documents in English and Spanish are also exempt from translation. As provided in Circular Letter CVM/SEP/No.03/2019, shareholders legal entities may be represented at shareholders' meetings through their legal representatives or through duly constituted representatives, in accordance with the Articles of Incorporation of the company and with the rules of the Brazilian Civil Code, and in this specific case there is no need for the representative of the corporate shareholder to be a shareholder, a director of the company or a lawyer. Likewise, shareholders who are investment funds, as determined by the CVM Board under the scope of CVM Administrative Procedure No. RJ-2014-3578, may be represented at shareholders' meetings through legal representatives or through of representatives duly constituted by their manager or administrator, in accordance with their regulations. In any case, it should be noted that shareholders who are legal entities and shareholders who are investment funds that are represented in the Shareholders' Meetings by proxy should, in addition to the power of attorney and the (i) proof of ownership of shares issued by Vale issued by the custodian financial institution or custodian agent up to 4 business days prior to the date of the Meeting and (ii) documents substantiating said representation, including the power of attorney and copy of the regulations of the fund in force, or minutes of the election of its administrators, and, in the case of investment fund, a copy (ii.a) of the Bylaws in effect, (ii.b) of the bylaws or articles of incorporation of its administrator or manager, as the case may be, and (ii.c) of the minutes of the election of the respective administrators. In the case of a power of attorney in a foreign language, this must be accompanied by corporate documents, when referring to legal entity, and the power of attorney, all duly translated into Portuguese by sworn translator, without the need for notarizing and consularizing it. Note that documents in English and Spanish are also exempt from translation. In order to speed up the process of holding the Meetings, shareholders who are represented by a proxy may, at their sole and exclusive discretion, send the proxy documents within 72 hours prior to those Meetings, sent to the addresses stated in a timely manner. The Company points out that, despite the aforementioned deadline, a shareholder who appears prior to the beginning of the Meetings, with all the required documents in hand, may participate and vote, even though they have previously failed to send them to the Company. The sufficiency of the representation documents will be verified before each Assembly is held, which is why shareholders are requested to arrive beforehand at the Assemblies so that the necessary documents can be verified in a timely manner to allow their participation. In the last reporting period, Vale did not allow powers of attorney granted by shareholders through electronic means. 5. Formalities needed to accept an absentee voting form when sent directly to the company, stating whether the issuer requires or waives certification, notarization and consularization Since 2017, the Company has adopted the possibility of each shareholder voting at general meetings by means of the instrument called an absentee voting form, in accordance with the regulations in force (“Absentee Voting Form").

Accordingly, pursuant to articles 21-a and following of CVM Instruction 481/09 ("ICVM 481"), the Company's shareholders may, in the cases contemplated in ICVM 481, as well as in the other Meetings in which the Company may at its discretion opt for the adoption of the Voting Form (as provided for in the Participation Manual for the respective Meeting, its voting instructions regarding the matters on the agenda by completing and sending the Absentee Voting Form duly made available by the Company at the meeting). The Absentee Voting Form shall be made available by the Company to the shareholder at least one month before the date set for the meeting, and may be resubmitted only in the cases provided for in ICVM 481. The Absentee Voting Form must be accessed to print and complete beforehand, through the links previously stated in the Manual for the respective Meeting, and voting instructions must be sent by the shareholder: (a) directly to the Company, or (b) the custodian agent of the shareholder (if the shares are deposited in a central depositary) or (c) to the financial institution contracted by the Company to carry out securities bookkeeping services. The Absentee Voting Form must be received within 7 days prior to the Meeting date. Any Forms papers received after that date will be disregarded. Once the absentee voting deadline has expired, the shareholder may not change the voting instructions already sent, except in the respective Meeting, in person or through a regularly constituted proxy, by means of a specific request to disregard voting instructions sent via the Absentee Voting Form, before the respective subjects are put to a vote. With regard to the formalities required to accept Absentee Voting Forms, when sent directly to the Company, the following will be required: 1. original copy of the Absentee Voting Form duly filled-out, initialed (on all pages) and signed, observing that the Company will not require certification of the signature of the forms issued in Brazil nor the notarization of those issued outside Brazil; 2. copies of the following documents: Individuals 1. valid identity document with photo of the shareholder. The following documents may be submitted: (i) General Registration Identity Card (RG); (ii) Foreign Resident Identity Card (RNE); (iii) Passport; (iv) Professional Registration Card as a civil identity for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH). Legal entities 2. documents proving representation, including the articles of incorporation and the minutes of the election of directors, and, in the case of an investment fund, a copy of (i) the fund regulations in force, (ii) the bylaws or articles of incorporation of its director or manager, as the case may be, and (iii) the minutes of the election of the respective administrators. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, without requirement of notarization and consularization. Noted that English and Spanish documents are also exempt from translation.

3. valid identity document with photo of the legal representative. The following documents may be submitted: (i) General Registration Identity Card (RG) or Foreign Registration Card (RNE); (ii) Passport; (iii) Professional Registration Card as a civil identity for legal purposes (e.g. OAB, CRM, CRC, CREA); or (iv) National Driver's License (CNH). The documents shall be sent to the following address: Att: Vale - Investor Relations Department Praia de Botafogo, 186, 18ºh andar Botafogo Rio de Janeiro - RJ. CEP: 22250-145 The shareholder may also, if preferred, anticipate sending the documents to the Company, sending the scanned copies of the Absentee Voting Form and the above mentioned documents to the e-mail vale.ri@vale.com. In any case, it is crucial that the Company receives the original (physical) copy of the Absentee Voting Form and a copy of the other documents sent previously by e-mail by the shareholder, within 7 days before the date of the respective Meeting at the address given above. Within three days of receipt of those documents, the Company will inform the shareholder, through the e-mail that was stated in the Absentee Voting Form, regarding its receipt and acceptance. If the Absentee Voting Form is not properly filled out or accompanied by the supporting documents described above, it will be disregarded and that fact will be informed to the shareholder by means of an email sent to the address stated on the Absentee Voting Form, which will state the need to re-send the Absentee Voting Form or the accompanying documents (as long as there is sufficient time), describing the procedures and deadlines needed to correctly register the Absentee vote. During the voting period, a shareholder may send new voting instructions to the Company, if deemed necessary, so that the last voting instruction submitted will be considered on the Company's voting map. In case of differences between the Absentee Voting Form received directly by the Company and the voting instructions contained in the voting chart from the registrar for a same CPF or CNPJ number, the registrar’s voting instruction shall prevail, in accordance with the provisions of the article 21-W, §2, of ICVM 481. Vale points out that: • It shall not consider, for the purpose of counting of the votes, the Ballots sent by shareholders that are not eligible to vote in the Meeting or in the respective deliberation; • for purposes of calculating votes, consideration will only be given to the shares owned by each shareholder on the date of the respective Meeting, regardless of the date of submission of the Form, and if the shareholder sells shares between the date of sending of the Form and the date of the Meeting, the votes related to the shares sold will be disregarded; and • the voting instruction from a CPF or CNPJ will be attributed to all shares held by that CPF or CNPJ, according to the shareholder positions provided by the registrar, on the date of the Meeting. 4. If the company provides an electronic system for receiving absentee voting forms or absentee participation The Company does not have an electronic voting or absentee voting system.

5. Instructions for the shareholder or group of shareholders to include proposals for deliberations, slates or candidates for members of the board of directors and of the fiscal council in the distance ballot paper Pursuant to Article 21-I, of CVM Instruction 481/2009, the shareholder holding at least 0.5% of a certain type of shares issued by the Company may, subject to other established terms and conditions by the applicable regulations, request the inclusion of candidates for the board of directors and the fiscal council of the Company in the Form. In addition, in accordance with item II of said article, a shareholder holding at least 1.0% of a certain type of shares issued by the Company may, subject to the other time periods and conditions established by the current regulations, request the inclusion of proposals for deliberation in the Ballot provided on occasion of the Company's annual shareholders' meeting . If a shareholder who complies with the requirements set forth in the previous paragraph wishes to include proposals for deliberations, slates or candidates for members of the board of directors or the fiscal council in the Voting Ballot, he shall submit such proposals by means of correspondence sent to the address item 12.2. g. above, together with the documents pertinent to the proposal, or by e-mail to the address vale.ri@vale.com.br, within the timeframe and other conditions established by current regulations. 6. If the company provides forums and pages on the internet to receive and share comments from shareholders on the rules of the meetings Vale does not maintain forums and pages on the internet to receive and share comments from shareholders on meeting guidelines. Notwithstanding the foregoing, Vale has made available, based on the management proposal related to the Annual and Special General Meetings of April 17, 2015, an electronic address (vale.ri@vale.com) through which it is possible to its shareholders to resolve doubts and obtain additional clarifications on matters included in the agenda. 7. Other information required to participate as an absentee voter and to exercise the right to vote in their absence The following information and procedures are to be followed for the purposes of exercising the right to vote in your absence through service providers: 1. Exercise of voting right by sending completed instructions sent to the Company's bookkeeping agent This option is exclusively for shareholders holding shares held by Banco Bradesco S.A. ("Bradesco") and not deposited in a central depository. The holder of shares that are not deposited in a central depositary - i.e., with B3 SA - Brasil, Bolsa, Balcão ("B3") - and that elects to exercise their right to vote in their absence through a service provider for the bookkeeping of shares issued by the Company, Bradesco, must go to any one of the Bradesco branches within 7 days prior to the date of the Meeting, during the local banking hours, with the completed, initialed and signed Ballot, as well as the documents listed in the table below, so that the information contained in the Ballot is transferred to Bradesco's systems.

* Accepted identity document: RG, RNE, CNH, Passport and officially recognized professional registration card. ** For investment funds, documents of the manager and/or administrator, observing the voting policy. Pursuant to article 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to the bookkeeping agent within seven (7) days prior to the date of the Meeting. Bradesco does not accept the receipt of Ballots by email, and only Ballots that are submitted through any Bradesco branch will be considered. 2. Exercise of voting right by sending completed instructions sent to the custodian agents This option is exclusively for shareholders holding shares held by the central depositary - i.e., with B3. In this case, absentee voting shall be exercised by the shareholders in accordance with the procedures adopted by their respective custodian agents. The shareholder who holds shares deposited with the B3 Depository Center and who elects to exercise his right to vote in their absence through service providers must send their voting instructions to his respective custodian agents, observing the rules determined by them, which, in turn, shall send these voting instructions to the B3 Central Depositary. In order to do so, shareholders should contact their respective custodian agents and verify that the procedures established by them for sending voting instructions through the Ballot, as well as the documents and information required by them to exercise such an option. Pursuant to article 21-B of CVM Instruction 481/2009, a shareholder must send the instructions for completing the Ballot to his custodian agents within 7 days before the date of the respective Meeting, unless a shorter period is established by its custodian agents. Note that, as determined under art. 21-S of CVM Instruction 481/2009, the B3 Central Depositary, upon receiving theshareholder voting instructions through their respective custodians, will disregard any instructions that differ from the same resolution that have been sent by the same CPF or CNPJ number. 3. Voting by holders of American Depositary Shares (ADSs) Subject to the terms of each Meeting Manual, holders of ADSs may participate in the Meeting, in which they shall be represented by Citibank N.A. ("Citibank"), as depositary financial institution, observing the terms and procedures established in the "Deposit Agreement "entered into with Vale. Citibank will send voting cards (proxies) to the holders of the ADSs, Documents to be submitted to Bradesco Branches, together with the Ballot Individual . Legal Entity Investment Funds CPF and Identity document with photo of the shareholder or his/her legal representative * X X X Restated and updated Articles of Association or Articles of Incorporation ** - X X Document proving the powers of representation ** - X X Restated and updated fund regulations - - X so that they can exercise their voting rights, and will be represented at the Meeting through their representative in Brazil, Banco Bradesco S.A. .. Except for the above, there is no other information needed to participate as an absent voter and exercise the right to vote in absence.

12.3. Rules, policies and practices relating to the Board of Directors a. Number of meetings held in the last reporting period, by number of annual and special meetings The Board of Directors shall meet ordinarily once a month and, extraordinarily, whenever called by the Chairman or, in his absence, by the Vice-Chairman of this body or by any two Directors together. The meetings of the Board of Directors are held at the Company's headquarters, and may exceptionally be held in a different venue, provided by teleconference, videoconference or other means of communication that can ensure the effective participation and authenticity of the vote. In the reporting period ended December 31, 2018, the Company held 12 regular meetings and 4 extraordinary meetings of the Board of Directors. b. If any, what are the provisions of a shareholder agreement that establishes a restriction or binds the exercise of voting rights of members of the Board of Directors At the Company headquarters, there is a shareholder agreement signed on 14 August 2017 by Litel Participações S.A. ("Litel"), Bradespar S.A. ("Bradespar S.A."), Mitsui & Co., Ltd. ("Mitsui") and BNDES Participações S.A. ("BNDESPAR" and, together with the others, "Signatory Parties"), that binds 20% common shares issued by the Company, under the terms described in said instrument ("Linked Shares"), and will be in force until November 9, 2020, with a non-renewal commitment, as disclosed in the Material Fact of 06/05/2017 (“Shareholder Agreement"). The Shareholder Agreement determines that the Linked Shares are subject to all the provisions set forth in the Shareholder Agreement. Note, however, that the Signatory Parties shall, if they have an interest in Vale not linked to the Vale Shareholder Agreement, express the voting right inherent to such shareholding in relation to the specific issue, in the same way as to be decided within the scope of the Shareholder Agreement. Provided they are convened at the request of any of the Signatory Parties and pursuant to the Shareholder Agreement, they may meet in advance of the Shareholder Meeting or the Board of Directors’ meeting, as the case may be ("Prior Meeting"), to define the votes to be delivered by their representatives at the General Meetings and by the Directors appointed by them on the matters listed below, provided that such matters described below may only be approved in a Prior Meeting with a favorable vote of at least 75% of the total Linked Shares of the parties present at the Prior Meeting: 1. Amendments to Vale's Bylaws, except in case of legal requirement; 2. Increase or decrease in Vale's share capital; 3. The issue of debentures by Vale, whether or not they are convertible into shares, subscription rights, options to buy shares or any other security; 4. Consolidations, mergers, stock mergers and spin-offs where Vale is a party, and its conversion; 5. Requests by Vale to carry out liquidations, dissolutions, judicial or extra-judicial reorganizations, bankruptcy proceedings or their respective suspension; 6. Removal of members of the Board of Directors, including its chairman; 7. Election and removal of Officers;

8. Overall and individual compensation, fixed and variable, of Directors and members of the Board of Directors' advisory committees; 9. The establishment of companies by Vale or the conversion of existing companies into other types of company, the direct or indirect acquisition or disposal of interests in other companies, consortia, foundations and other entities, including through exercising the right for removal, exercising or waiving preemptive rights in subscriptions, and the direct or indirect acquisition of equity interests, or any other method permitted by law, including, but not limited to, consolidations, spin-offs, mergers and stock mergers into companies in which Vale has an interest, as well as amendments to the articles of incorporation/articles of organization and/or contracts of the entities previously mentioned, whenever their value is equal to or greater than 1% of Vale's equity, calculated based on Vale's latest Quarterly Information (ITR); 10. Distribution of dividends and/or interest on equity by Vale or its non-distribution; 11. Constitution by Vale of security interest or provision of guarantees, including sureties, to guarantee obligations of third parties, including Vale's affiliates and subsidiaries, except those in which Vale holds at least 99% of the share capital; 12. Establishment of maximum limit for Vale’s indebtedness; 13. Approval of Vale’s strategic guidelines and strategic plan; 14. Approval of Vale’s annual and multi-year budgets and fundraising plan; 15. Approval of Vale's investments and/or divestments, as well as its investment agreements, worth equal to or greater than 1% of the equity, calculated based on Vale's latest Quarterly Information (ITR); 16. Approval of Vale’s Policy on Transactions with Related Parties; 17. Sale by Vale of permanent assets in (a) separately, to 0.15% of total assets, or (b) cumulatively over a 12-month period, to 0.5% of total assets, using "a" and "b” as a reference for the total assets calculated based on Vale's latest ITR; 18. The cancellation of the publicly-held company registration and reduction of the listing level of Vale in B3; 19. Election and removal of Vale’s Board of Executive Officers and the Chief Executive Officer of Vale’s subsidiaries, affiliates or other companies at which Vale has the right to appoint the Chief Executive Officer. Pursuant to the Shareholder Agreement, the Signatory Parties also undertake to: (i) vote and have their representatives on the Board of Directors vote (if applicable) in the sense that Vale distributes to its shareholders 50% of the net profit for the year in question; and (ii) to vote in the previous meetings in which the election of members of the Board of Directors and of the Board of Executive Officers of Vale is subject to a resolution in accordance with the provisions of Clause 6 of the Shareholder Agreement. Note that the Shareholder Agreement does not bind the voting rights of the members of the Fiscal Council and/or the Board of Executive Officers of Vale. For more information, see item 15.5 of this Reference Form. c. Rules for identifying and handling conflicts of interest

In accordance with Vale's Bylaws, the Board of Directors is responsible for deliberating on policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature. The Board of Directors approved, on October 21, 2015, the Related Party Transactions Policy, which establishes guidelines and principles to ensure that the transfer, free or for payment, of funds, services or obligations involving persons and/or companies with which Vale has the possibility of contracting under conditions other than those of independence that characterize the transactions with third parties ("Related Parties" and "Related Party Transactions", respectively), are conducted within market parameters, ensuring the best practices of corporate governance, with due transparency, prioritizing Vale's best interests, avoiding abuse and misuse of company assets. This Policy applies to Vale, its subsidiaries, joint ventures and entities, in which Vale has a significant influence, to Vale's shareholders, to the managers and controlling shareholders of Vale, as well as to persons having a kinship relationship with the Company's administrators and controlling shareholders. For more information on the Related Party Transaction Policy, see item 16.1 of this Reference Form. Under the terms of the Bylaws and Related Party Transactions Policy, it is the responsibility of the Compliance and Risk Committee to express an opinion on potential conflicts of interest between Vale and its shareholders or managers, as well as to evaluate the selection process and the conditions of the transactions with decisions of the Board of Directors. Accordingly, the mechanism described below was formalized within the scope of the Policy to identify and resolve conflicts of interest in the Meetings of the Board of Directors and of the Board of Executive Officers, applying the rules contained in Brazilian legislation to the hypotheses: 1. the member of the Board of Directors or Board of Executive Officers of Vale who has a conflict of interest must immediately express their conflicting private interest. If this is not done, another person may express the conflict; 2. as soon as the conflict of interests is identified in relation to a specific topic, the member of the Board of Directors or Board of Executive Officers of Vale involved shall not receive any document or information on the matter and shall leave, even physically, from the discussions, without neglecting their legal duties. The statement of conflict of interests, abstention and temporary removal should be recorded in the minutes; 3. in the event that Related Party Transactions involving a shareholder who is a signatory to the Shareholder Agreement and, therefore, a member of the controlling block of Vale, a member of the Board of Directors hereby stated shall not receive any documents or information on the subject matter and shall leave, even physically, from the discussions, requesting their leave to be recorded in the respective minutes. That Board member shall return to the resolution to cast their vote, observing the provisions of the Shareholder Agreement, and the applicable legal provisions; 4. if asked by the Chairman of the Board of Directors or by the Chief Executive Officer, as the case may be, members of the Board of Directors or the Board of Executive Officers involved in a conflict of interest may participate partially in the discussion, in order to provide more information about the Related Party Transaction, object of resolution. In this case, they should be absent from the final part of the discussion. Any violation of the provisions of the Policy will be considered a violation of the Code of Ethical Conduct and will be subject to the procedures and penalties established therein. In addition, the offender will also be subject to punishments provided for by law, in addition to being liable for damages and losses caused to Vale and third parties. In addition, the Code of Ethical Conduct provides that members of the Board of Directors, Advisory Committees and the Fiscal Council, Directors, employees and trainees, subsidiaries (subject to local laws) must always defend the interests of Vale in matters in which they are participating and to avoid situations in which a conflict of interest may arise with Vale's own interests and, when this is not possible, to abstain from representing Vale in the matter in question, immediately informing their immediate superior. Violations of the provisions of the Code, the standards and disciplinary guidelines of Vale subject the offenders to disciplinary penalties, which include a warning (verbal or formal), suspension and dismissal. In the application of disciplinary penalties, the nature and seriousness of the infraction will be considered, always observing Vale's human resources standards and applicable legislation. d. If the issuer has a formally approved policy of nomination and filling of positions of the board of directors, informing, if such is the case: (i) the body responsible for approving the policy, the date of approval and, if the issuer discloses the policy, computer site where the document can be viewed; (ii) main characteristics of the policy, including rules regarding the process of nominating members of the board of directors, the composition of the board and the selection of its members The Company does not currently have a formal nomination policy. Notwithstanding this fact, note that, on December 22, 2017, the Company's shares were traded in the special listing segment of B3 SA - Brasil, Bolsa, Balcão Novo Mercado, which has a different standard of corporate governance. Considering that, on January 2, 2018, a new version of the Novo Mercado Regulations went into effect, the Company, as of that date, began to observe the obligations of the new Regulations where application was immediate, and there will be a period of transition to fulfill other obligations required by the New Regulations (especially regarding corporate governance) prior to the Annual Shareholders’ Meeting of 2021. Among the new governance improvement obligations required by the new Regulation, it is worth mentioning the development of a nomination policy.

12.4 - Description of the clause committing to resolve conflicts through arbitration Vale's By-Laws establish that the Company, its shareholders, directors and members of the Fiscal Council and of the Committees shall resolve, through arbitration, before the Market Arbitration Chamber, in the form of its regulation, any and all dispute or controversy that may arise between them, relating to or arising from their condition as issuer, shareholders, administrators and members of the Fiscal Council, especially arising from the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in Law 6,404/76, the Company's Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM), as well as other rules applicable to the operations of the capital market in general, in addition to those contained in the Novo Mercado Regulations, the other regulations of B3 and the Novo Mercado Participation Agreement. In addition, the members of the Board of Directors, Board of Executive Officers and the Fiscal Council taking of office is dependent on signing an investiture instrument, which shall include their compliance with the arbitration clause referred to in Article 50 of the Company's Bylaws, as well as compliance with applicable legal requirements.

12.5 / 6 - Members and professional experience of the management and fiscal council Name Date of Birth Management Body Election date Term of office CPF or passport number Profession Elective position held Investiture Date Elected by the controller Description of other position/function Other positions and functions held in the issuer Independent Member Criterion used to determine independence Number of Consecutive Terms % of member's participation in meetings held after divestiture Gerd Peter Poppinga 08/29/1959 Belongs only to the Board of Executive Officers 05/11/2017 5/26/2019 604.856.637-91 Geologist 19 - Other Directors 05/22/2017 No Director without designation. See resume for clarification. N/A N/A N/A 4 N/A Luciano Siani Pires 02/10/1970 Belongs only to the Board of Executive Officers 05/11/2017 5/26/2019 013.907.897-56 Mechanical Engineer ChiefFinancialandInvestor Relations Officer 05/22/2017 No He is Chief Financial and Investor Relations Officer Chairman of the Risk Executive Committee (since September 2017), as well as a member of Vale's Information Disclosure Committee (since 2012). N/A N/A 4 N/A Luiz Eduardo Fróes do Amaral Osorio 04/09/1974 Belongs only to the Board of Executive Officers 07/07/2017 5/26/2019 026.000.007-80 Lawyer Executive Officer of Sustainability and Institutional Relations 7/26/2017 No N/A N/A N/A 0 N/A Fabio Schvartsman 2/25/1954 Belongs only to the Board of Executive Officers 03/27/2017 5/26/2019 940.563.318-04 Production Engineer 19 - Other Directors 05/26/2017 No Director without designation. See resume for clarification. Not applicable See resume for more information. N/A N/A 0 N/A Alexandre Gomes Pereira 7/24/1969 Belongs only to the Board of Executive Officers 7/26/2017 5/26/2019 014.732.957.42 Mathematician Executive Officer for Business Support 08/01/2017 No N/A N/A N/A 0 N/A

 Eduardo de Salles Bartolomeo 04/12/1964 Belongs only to the Board of Executive Officers 04/29/2019 5/26/2019 845.567.307-91 Engineer 22 -Chief Executive Officer 04/29/2019 No He is a Member of the Information Disclosure Committee (since March 2019). N/A N/A 0 N/A Fernando Jorge Buso Gomes 06/06/1956 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 370.624.177-34 Banker 21 - Vice-Chairman of the Board of Directors 5/3/2019 Yes He was appointed Vice-Chairman of the Board of Directors on May 3rd, 2019. He has been a member of the Finance Committee (since April 2015) and Coordinator of the Personnel and Governance Committee (since May 2019). No N/A 2 94% Yoshitomo Nishimitsu 8/5/1975 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 060.569.787-61 Geologist 23 - Board of Directors (Alternate) 5/3/2019 Yes Member of the Financial Committee (since May 2019). No N/A 2 6% José Maurício Pereira Coelho 8/4/1966 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 853.535.907-91 Banker 20 - Chairman of the Board of Directors 5/3/2019 Yes Member of the Personnel and Governance Committee (since May 2019) No N/A 0 0% Marcio Hamilton Ferreira 1/27/1972 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 457.923.641-68 Business administrator 22 - Board of Directors (Permanent Member) 4/30/2019 Yes Coordinator of the Financial Committee (since September 2019). No N/A 0 0% Marcelo Augusto Dutra Labuto 9/3/1971 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 563.238.081-53 Banker 22 - Board of Directors (Permanent Member) 5/3/2019 Yes Member of the Compliance and Risk Committee (since May 2019). No N/A 0 0%

Oscar Augusto Camargo Filho 3/9/1938 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 030.754.948-87 Lawyer 22 - Board of Directors (Permanent Member) 5/3/2019 Yes N/A No N/A 9 75% José Luciano Duarte Penido 3/8/1948 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 091.760.806-25 Mining Engineer 22 - Board of Directors (Permanent Member) 5/3/2019 Yes He is Coordinator of Vale's Sustainability Committee (since May 2019). No N/A 0 0% Lucio Azevedo 12/8/1958 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 526.635.317-15 Train Driver 22 - Board of Directors (Permanent Member) 5/3/2019 No Employed by Vale since 1985, as a machine operator, assigned to the Union of Workers in Railway Companies of the States of Maranhão, Pará and Tocantins. No N/A 2 81% Iran da Cunha Santos 6/16/1963 He belongs only to the Board of Directors 4/30/2019 Untilthe2021Annual Shareholders’ Meeting 611.015.677-91 Electricity Worker 23 - Board of Directors (Alternate) 05/24/2019 No Employed by Vale since February/2017, as Port Operations Technician II, a position in which he is in Release for Union Activities in the Union of Workers in the Prospecting, Research and Mining Industries in the State of Rio de Janeiro - SINDIMINA/RJ. No N/A 0 0% Eduardo de Oliveira Rodrigues Filho 8/20/1954 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 442.810.487-15 Engineer 22 - Board of Directors (Permanent Member) 5/3/2019 Yes Coordinator of the Compliance and Risk Committee (since May 2019). No N/A 5 13% Patricia Gracindo Marques de Assis Bentes 12/11/1965 She belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting

810.318.827-15 Business administrator 27 - Independent Administration Council (Effective) 5/3/2019 No Member of Vale's Sustainability Committee (since May 2019). Yes Pursuant to Independence Criterion stated in the Regulation of Novo Mercado 0 0% Ivan Luiz Modesto Schara 10/18/1966 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 888.693.267-72 Economist 23 - Board of Directors (Alternate) 5/3/2019 Yes N/A No N/A 0 0% Marcel Juviniano Barros 9/5/1962 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 029.310.198-10 Banker 22 - Board of Directors (Permanent Member) 5/3/2019 Yes Member of the Sustainability Committee (since May 2019). No N/A 5 94% Arthur Prado Silva 4/29/1972 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 991.897.047-20 Banker 23 - Board of Directors (Alternate) 5/3/2019 Yes Member of the Personnel and Governance Committee (since May 2019) No N/A 2 0% Marcia Fragoso Soares 4/23/1965 She belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 863.363.477-53 Civil Engineer 23 - Board of Directors (Alternate) 5/3/2019 Yes N/A No N/A 0 0% Sandra Maria Guerra de Azevedo 4/27/1955 She belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 947.562.798-72 Businesswoman 27 - Independent Administration Council (Effective) 5/3/2019 No Member of the Personnel and Governance Committee (since May 2019) Yes Pursuant to Independence Criterion stated in the Regulation of Novo Mercado 1 100% Isabella Saboya de Albuquerque 8/25/1970 She belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 017.919.007-55 Securities Consultant 27 - Independent Administration Council (Effective) 5/3/2019 No N/A Yes Pursuant to Independence Criterion stated in Novo Mercado Regulation. 1 94%

Toshiya Asahi 12/16/1966 She belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 055.107.797-21 Graduate in Steelmaking Engineering 22 - Board of Directors (Permanent Member) 5/3/2019 Yes N/A No N/A 1 88% Gilmar Dalilo Cezar Wanderley 8/30/1979 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 084.489.987-90 Economist 23 - Board of Directors (Alternate) 5/3/2019 Yes Member of Finance Committee (since September 2014). No N/A 1 6% Johan Albino Ribeiro 2/6/1957 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 001.307.978-63 Lawyer 23 - Board of Directors (Alternate) 5/3/2019 Yes Member of Vale's Sustainability Committee (since May 2019). No N/A 0 0% Hugo Serrado Stoffel 7/23/1954 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 304.429.237-91 Administrator 23 - Board of Directors (Alternate) 5/3/2019 Yes Member of Vale’s Compliance and Risk Committee (since May 2019). No N/A 0 0% Adriano Cives Seabra 6/19/1972 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 016.480.547-81 Engineer 28 - Independent Administration Council (Alternate) 5/3/2019 No Member of Vale’s Finance Committee (since May 2019). Yes Pursuant to Independence Criterion stated in the Regulation of Novo Mercado 0 0% Marcelo Gasparino da Silva 2/13/1971 He belongs only to the Board of Directors 4/30/2019 Until the 2021 Annual Shareholders’ Meeting 807.383.469-34 Lawyer 28 - Independent Administration Council (Alternate) 5/3/2019 No

N/A Yes Pursuant to Independence Criterion stated in the Regulation of Novo Mercado 0 0% Marcos Prado Troyjo 7/4/1966 Fiscal Council 4/30/2019 Until the 2020 Annual Shareholders’ Meeting 099.704.758-51 Sociologist 44 - F.C. (Permanent) Elected for Preferred shareholders 5/2/2019 No N/A N/A N/A 0 0% Rodrigo Toledo Cabral Cota 3/24/1977 Fiscal Council 4/30/2019 Until the 2020 Annual Shareholders’ Meeting 023.435.024-55 Business administrator 47 F.C. (Alternate) Elected for Preferred shareholders No N/A N/A N/A 1 0% Marcelo Amaral Moraes 7/10/1967 Fiscal Council 4/30/2019 Until the 2020 Annual Shareholders’ Meeting 929.390.077-72 Graduate in Economy 43 - F.C. (Permanent) Elected by Controlling Shareholder 5/2/2019 Yes N/A N/A N/A 16 100% Marcus Vinícius Dias Severini 10/2/1957 Fiscal Council 4/30/2019 Until the 2020 Annual Shareholders’ Meeting 632.856.067-20 Accountant 43 - F.C. (Permanent) Elected by Controlling Shareholder 5/2/2019 Yes N/A N/A N/A 2 100% Raphael Manhães Martins 2/8/1983 Fiscal Council 4/30/2019 Until the 2020 Annual Shareholders’ Meeting 096.952.607-56 Lawyer 45 F.C. (Permanent) Elected for Minority Common Shareholders 5/2/2019 No N/A N/A N/A 4 100% Nelson de Menezes Filho 10/8/1956 Fiscal Council 4/30/2019 Untilthe2020Annual Shareholders’ Meeting 756.878.878-49 Engineer 46 F.C. (Alternate) Elected for Controlling shareholder 5/2/2019 Yes N/A N/A N/A 0 0%

Professional Experience/ Statement on Performance of Duties/ Independence Criterion Eduardo de Salles Bartolomeo 845.567.307-91 On April 29th, 2019, he was elected as Chief Executive Officer and Permanent Participant of Vale's Information Disclosure Committee, and was previously elected as Acting Chief Executive Officer on March 2nd, 2019 (see item 12.12 of this Reference Form). For more information, see item 12.12 of this Reference Form. Furthermore, he was Executive Director of Base Metals (from January 2018 to March 2019), he was a Member of the Finance Committee (from April 2017 to December 2017) and Coordinator of Vale's Governance, Compliance and Risk Committee (from November 2017 to December 2017) and also served as a Member of the Board of Directors. (September 2016 to December 2017), Director of Logistics Operations (from January 2004 to June 2006), Executive Officer (from February 2007 to May 2012) and member of the Strategic Committee (from September 2016 to April 2017). His main professional experience in the last 5 years includes: (i) CEO of Nova Transportadora do Sudeste - NTS S.A. (from April to December 2017), a gas company; (ii) Member of the Board of Directors of Logistic Intermodal Logistics (since April 2016), publicly-held corporation in the logistics sector; (iii) CEO of BHG - Brazilian Hospitality Group (July 2013 to July 2015), a hospitality Gaspar Carreira Júnior 7/28/1967 Fiscal Council 4/30/2019 Until the 2020 Annual Shareholders’ Meeting 000.459.657-90 Economist 48 F.C. (Alternate) Elected for Minority Common Shareholders 5/2/2019 No N/A N/A N/A 2 0% Eduardo Cesar Pasa 9/2/1970 Fiscal Council 4/30/2019 Until the 2020 Annual Shareholders’ Meeting 541.035.920-87 Banker 43 - F.C. (Permanent) Elected by Controlling Shareholder 5/2/2019 Yes N/A N/A N/A 2 100% Marcello Magistrini Spinelli 211/03/1973 Belongs only to the Board of Executive Officers 05/24/2019 197.378.918-30 Production Engineer 19 - Other Directors No Executive Officer for Ferrous and Coal N/A N/A N/A 0 N/A Mark James Travers 12/16/1966 Belongs only to the Board of Executive Officers 3/2/2019 5/26/2019 Lawyer 19 - Other Directors No Chief Executive Officer of Base Metals See resume for clarification. N/A N/A N/A 0 N/A Claudio de Oliveira Alves 11/23/1967 Belongs only to the Board of Executive Officers 3/2/2019 5/26/2019 966.391.727-04 Production Engineer 19 – Other Officers 03/04/2019 No Acting Executive Officer for Iron and Coal See resume for clarification. N/A N/A N/A 0 N/A company; and (iv) Member of the Board of Directors of Arteris S.A. (April 2015 to April 2017), a publicly-held company in the road concession sector. He graduated in Metallurgical Engineering from the Fluminense Federal University in January 1988, having an MBA from Katholieke Universiteit Leuven - Belgium, completed in June 1993 and an MBA from the Massachusetts Institute of Technology - USA, completed in June 2013. Mr. Eduardo de Salles Bartolomeo has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a final decision, at the judicial or administrative level, that has suspended or disqualified him to practice any professional or commercial activity. Mr. Eduardo de Salles Bartolomeo has declared that he is not a politically exposed person, as set out in the applicable regulations. Alexandre Gomes Pereira 014.732.957.42 He is Executive Officer of Vale's Business Support Committee (since August 2017). He began his career as a Vale trainee in 1992, where he also held the positions of Information Technology Officer in Base Metals sector and Officer of Information Technology Global Services. His main professional experience in the last five years includes serving as Global Executive Officer of Information Technology for Vale Canada Limited (from October 2011 to July 2017), a subsidiary of Vale Canada. He graduated in Mathematics/Computer Science from the Universidade do Estado do Rio de Janeiro - UERJ in December 1991, obtained a postgraduate degree in Business Administration at the Fundação Dom Cabral, concluded in December 1992, and in Computer Network at the Federal University of Espírito Santo - UFES, completed in June 1996. He also holds an MBA from the University of São Paulo - USP, completed in December 2002. Mr. Alexandre Gomes Pereira has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by a final decision at a judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Alexandre Gomes Pereira has stated that he is not a politically exposed person, as defined in the applicable regulations. Luciano Siani Pires 013.907.897-56 He is Chief Financial Officer and Investor Relations Officer, Chairman of the Executive Risk Committee (since September 2017) and Member of Vale's Information Disclosure Committee (since 2012). He has held positions in the Company as (i) Alternate Member of the Board of Directors (2005 to 2007) and Full Member of the Financial Committee (from 2012 to 2015); (ii) Global Officer of Strategic Planning (2008 to 2009 and in 2011); (iii) Global Officer of Human Resources (from 2009 to 2011), and (iv) Executive Officer of Finance, Supplies, Shared Services and Investor Relations (2012 to 2013). He was also a permanent member of the Board of Directors of Valepar S.A. (2007 to 2008), a privately-held holding company that controlled Vale until 8/14/2017, when it was merged into Vale. His main professional experience in the last 5 years also includes: (i) President of the Board of Directors of VLI S.A. (since September 2017), a logistics company; (ii) Member of the Board of Directors of The Mosaic Company (since January 2018), a company located in the United States of America, in the fertilizer segment. He holds a degree in mechanical engineering from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) since December 1991 and holds an MBA in Finance from Stern School of Business, New York University, completed in May 2001. Mr. Luciano Siani Pires has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a final decision, at the judicial or administrative levels, that has suspended or disqualified him to practice any professional or commercial activity. Mr. Luciano Siani Pires has stated that he is not a politically exposed person as set out in the applicable regulations. Luiz Eduardo Fróes do Amaral Osorio 026.000.007-80 He is Executive Officer of Sustainability and Institutional Relations of Vale (since July 2017). His main professional experience in the last 5 years includes: (i) Vice-Chairman of Legal and Institutional Relations of CPFL Energia S.A. (from May 2014 to July 2017), a publicly-held company in the electric energy business; (ii) Member of the Board of Directors of CPFL Energias Renováveis S.A. (from October 2014 to January 2017), a publicly-held company in the electric energy business; (iii) Vice-Chairman of the Board of Directors of Instituto CPFL (from July 2015 to July 2017), an entity to encourage culture; (iv) Executive Officer for International Markets (from June 2012 to March 2014), a company in the electric energy sector; (v) Member of the Management Board of IBRAM (Instituto Brasileiro de Mineração); (vi) Member of the Advisory Board of the Columbia Center on Sustainable Investment at Columbia University; (vii) Member of WBCSD Council (World Business Council for Sustainable Development); (viii) Management positions in national and multinational companies such as AmBev, Diageo, Shell; (ix) Member of the Decision-Making Council of the Brazilian Beverage Association - ABRABE; Conar Ethics Committee and the Fiscal Council of the Health and Alcohol Information Center - CISA; (x) Director of the National Union of the Beer Industry - SINDICERV and Brazilian Association of Soft Drinks and Non Alcoholic Beverages Industries - ABIR. He graduated in Law from Pontifícia Universidade Católica do Rio de Janeiro in December 1998 and got a Masters in Development Management from the American University of Washington, D.C. -

School of International Service, completed in May 2003. Also has executive training in: Corporate Social Responsibility from Harvard Business School (USA); Identifying the Challenges and Building General Management Skills by Insead (France); From Strategy to Execution, Leading in the High Performance Organization by Wharton School (USA); and the Leadership in Corporate Counsel by the Harvard Law School (USA). Mr. Luiz Eduardo Fróes do Amaral Osorio has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction judged, at the judicial or administrative levels, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Luiz Eduardo Fróes do Amaral Osorio stated that he is not a politically exposed person, as defined in the applicable regulations. Fabio Schvartsman 940.563.318-04 He is Vale's statutory Executive Officer, who has been temporarily removed from office since March 2nd, 2019. Previously he held the positions of Chief Executive Officer and Permanent Participant of the Vale Information Dissemination Committee (from May 2017 to March 2nd, 2019), Permanent Participant and Coordinator of the Strategic Committee (from May to October 2017). For more information, see item 12.12 of this Reference Form. His main professional experience includes: (i) Chief Executive Officer and General Manager of Klabin S.A. (from February 2011 to May 2017), a publicly held company active in the pulp and paper industry; (ii) president of San Antonio Internacional (from March 2008 to March 2010), an oil and gas company; (iii) President of Telemar Participações S.A. (from April 2007 to March 2008), a telecommunications company; at Ultrapar, a company in the fuel distribution sector, he worked as (iv) Planning Superintendent, (v) Planning Officer, (vi) Planning and Control Officer, (vii) Investor Relations Officer, (Ultraprev), (ix) Managing Partner (Ultra S.A. - parent company of Ultrapar) and (x) CFO/Chief Financial Officer (Ultra Group from May 1985 to April 2007); (xi) Member of the Board of Directors of Duratex S.A., a publicly held company active in the timber sector, where he also worked (xii) as Head of Economic Studies, (xiii) Head of Development Division and (xiv) Head of Department of Planning (from February 1976 to April 1985); and (xv) Member of the Board of Directors of Grupo Pão de Açúcar, a retail company. He graduated in Production Engineering at the Escola Politécnica da Universidade de São Paulo - Poli/USP in 1976, post-graduated in Production Engineering at the Escola Politécnica da Universidade de São Paulo - Poli/USP, completed in 1977, and in Business Administration at the School of Business Administration of São Paulo of Fundação Getúlio Vargas - EAESP/FGV, completed in 1979. Mr. Fabio Schvartsman has stated, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by a final decision at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Fabio Schvartsman stated that he is not a politically exposed person, as set forth in the applicable regulations. Gerd Peter Poppinga 604.856.637-91 He is the CEO and has been temporarily removed from office since March 2nd, 2019. Previously, acted as Vale’s Executive Officer of Ferrous and Coal (from November 2014 until March 2nd, 2019. For more information, see item 12.12 of this Reference Form. His main professional experience includes the positions of (i) Executive Officer of Base Metals and Information Technology of Vale (2011 to 2014); (ii) Member of the Board of Directors of Vale International S.A. (since June 2015); (iii) Executive Vice-President for the Asia & Pacific Region of Vale Canada (2009 to 2011), a member of the Company's economic group; (iv) Vale Canada's officer for Strategy, Business Development, Human Resources and Sustainability (2008-2009); and (v) Vale Canada's Strategy and Information Technology Officer (2007 to 2008); (vi) Member of the Board of Directors of Samarco Mineração S.A. (between December 2014 and April 2016), a mining company. In connection with his role at Vale, Mr. Poppinga was also a Member of the Board of Directors and Board of Executive Officers at several companies between 2005 and 2010. From 1985 to 1999, Mr. Poppinga also held several positions at Mineração da Trinidade S.A. – SAMITRI, a publicly held mining company that was acquired by Vale in 2001. He graduated in Geology from the Federal University of Rio de Janeiro - UFRJ in 1980 and from the Universität Erlangen in 1982, Germany, having completed a postgraduate degree in Applied Geology from the Universität Clausthal - Zellerfeld in 1984. He also holds degrees in Geostatistics from the Federal University of Ouro Preto - UFOP, Negotiation Dynamics from INSEAD, Senior Leadership Program from MIT, Leadership Program from IMD Business School, Strategic Megatrends with Asia Focus from Kellogg Singapore, besides having attended the Executive MBA by the Dom Cabral Foundation. Mr. Gerd Peter Poppinga has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the CVM, or any conviction by a final decision at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Gerd Peter Poppinga stated that he is not a politically exposed person as set out in the applicable regulations. Fernando Jorge Buso Gomes 370.624.177-34

He is Vice-Chairman of Vale's Board of Directors (since January 2017), Member of the Finance Committee (since April 2015) and Coordinator of Vale's Personnel and Governance Committee (since May 2019), where he also sat on the Board of Directors (from April 2015 to January 2017), Coordinator of the Governance and Sustainability Committee (from April 2015 to October 2017), member of the Executive Development Committee and of the Strategic Committee (from April to October 2017) and Coordinator of the Sustainability Committee (from November 2017 to April 2019). His main professional experience over the last five years includes: (i) Vice-Chairman of the Board of Directors of Valepar S.A. (from January to August 2017), a privately-held Holding Company that exercised control of Vale up to 8/14/2017, when it was merged into Vale, where he also held the position of (ii) Officer (from April 2015 to August 2017); (iii) Chief Executive Officer(since April 2015) e (iv) Investor Relations Officer of Bradespar S.A. (since April 2015), a publicly-held company, signatory of the Vale Shareholder Agreement; (v) Vice-Chairman of the Board of Directors of Bradespar (since April 2018); (vi) Officer of Banco Bradesco BBI S.A. (from December 2006 to April 2015), an investment bank; (vii) Vice-Chairman of the Board of Directors (from May 2011 to April 2014) and (viii) Full Member of the Board of Directors of Sete Brasil S.A. (from April 2014 to April 2015), an offshore company; (ix) Member of the Board of Directors of Smartia Corretora de Seguros S.A. (from September 2012 to July 2015), an insurance broker; (x) Chairman of the Board of Directors of SMR Grupo de Investimentos e Participações S.A. (from September 2014 to July 2015), holding company; (xi) Member of the Board of Directors of BCPAR S.A. (from May 2013 to April 2015), holding company; (xii) Member of the Board of Directors of 2b Capital S.A. (from November 2014 to December 2018), an investment management company, where he also held the position of (xiii)Chief Executive Officer (from March 2015 to June 2016) and (xiv) Officer (from June 2016 to December 2018); (xv) Member of the Board of Directors of BR Towers S.A. (from January 2013 to November 2014), a company involved in the construction and rental of telecommunication towers; (xvi) Member of the Board of Directors of LOG Commercial Properties S.A. (from 2013 to 2015), a publicly-held company in the construction industry; (xvii)Chief Executive Officer of Antares Holdings Ltda., Holding Company (from April 2015 to April 2017); (xviii)Chief Executive Officer of Brumado Holdings Ltda. (from April 2015 to April 2017); (xix) Officer of Millennium Security Holdings Corp., Holding Company (since October 2015); and (xx) Member of the Investment Committee of Fundo de Investimento em Participações Sondas (from May 2011 to April 2015). He graduated as a Bachelor of Economics from Bennett Integrated Colleges in December 1978. Mr. Fernando Jorge Buso Gomes has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, nor been convicted in any administrative proceeding of the Brazilian Securities Commission, or convicted by a final decision at the judicial or administrative level, which would have suspended or disqualified him for the practice of any professional or commercial activity. Mr. Fernando Jorge Buso Gomes stated that he is not a politically exposed person, as defined in the applicable regulations. Yoshitomo Nishimitsu 060.569.787-61 He is an alternate member of the Board of Directors (since April 2015) and a Member of Vale's Finance Committee (since May 2019), where he also held the position of Member of the Governance, Compliance and Risk Committee (from November 2017 to April of 2019). His main professional experience over the last 5 years includes: (i) Alternate Member of the Board of Directors of Valepar S.A. (from May 2014 to April 2015), private holding company that exercised control over Vale until 8/14/2017, when it was merged into Vale; (ii) he held (between April 2001 and March 2014) various positions in Mitsui & Co., Ltd., a publicly-held trading company, which is a signatory to Vale Shareholder Agreement; and (iii) General Manager of the Mineral and Metallic Resources Division of Mitsui & Co. (Brasil) S.A., a trading and investment company controlled by Mitsui & Co., Ltd., a signatory of Vale's Shareholder Agreement (since March 2014). He graduated in Geology from Kobe University in March 1999, and holds a postgraduate degree in Geology from Kyoto University, completed in March 2001. Mr. Yoshitomo Nishimitsu has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Yoshitomo Nishimitsu has declared that he is not a politically exposed person as defined in the applicable regulations. José Maurício Pereira Coelho 853.535.907-91 He is a full member of the Board of Directors (since May 2019) and a member of Vale's Personnel and Governance Committee (since May 2019). His main professional experience over the last 5 years include: (i) Chief Executive Officer (from 2017 to 2018) and member of the Board of Directors (from 2017 to 2018) of BB Seguridade Participações S.A., a security company; (ii) Vice President of Financial Management and Investor Relations (from 2015 to 2017) and Finance Director (from 2012 to 2015) of Banco do Brasil S.A., a publicly traded company in the financial sector; (iii) Member of the Board of Directors of Cielo S.A. (from 2012 to 2017), a publicly-traded company in the financial sector; (iv) Member of the Board of Directors and Chairman of the Board of Directors of BB Mapfre SH1 Participações S.A., an insurance company (from 2017 to 2018); (v) Member of the Board of Directors of CNSeg - National Confederation of Social Insurance Companies, a company in the commercial banking sector (from 2017 to 2018); (vi) President of the Employees' Pension Fund of Banco do Brasil - Previ (since 2018), a company in the private pension sector, which holds an indirect interest in the Company through Litel Participações SA, which in turn is a signatory of the Vale Shareholder Agreement; (vii) Member of the Board of Directors of Ultrapar Participações S.A., a company in the distribution of fuels, chemicals, logistics for liquid bulk and pharmaceutical retail (since 2015); (viii) Member of the Board of Directors of IRB - Instituto de Resseguros do Brasil, a publicly-held reinsurance company (since 2017); (ix) Chairman of the Deliberative

Board of Abrapp - Associação Brasileira das Entidades Fechadas de Previdência Complementar, a closed private pension fund company (since 2018). He graduated in Accounting from UNIGRANRIO in 1990, completed an MBA in Finance and Capital Markets from FGV-RJ in 1999, and completed a Specialization in Governance from FGV-RJ in 2003. Mr. José Maurício Pereira Coelho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. José Mauricio Pereira Coelho has declared that he is a politically exposed person, due to having held a statutory position in Banco do Brasil S.A. from 2009 to 2017 and BB Seguridade Participações S.A. from 2017 to 2018. Marcio Hamilton Ferreira 457.923.641-68 He is a full member of the Board of Directors (since May 2019) and Coordinator of Vale’s Finance Committee (since May 2019). His main professional experience over the last 5 years include: (i) Vice President of Internal Controls and Risk Management (from 2017 to 2018) and Vice President of Wholesale Business (since 2017) of Banco do Brasil, a publicly-held company in the financial sector; (ii) Chief Executive Officer of Distribuidora de Ativos e Valores Mobiliários S.A. – BB DTVM, a company in the financial sector (from 2015 to 2016); (iii) Investment Officer (from June 2014 to November 2015) and Chairman of the Deliberative Board of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (since February 2019), a private pension entity, which holds an indirect share in the Company through Litel Participações S.A., which, in turn, is a signatory of the Vale Shareholder Agreement; (iv) Chief Executive Officer of BB Banco de Investimento S.A., a company in the financial sector (since 2019); (v) Chief Executive Officer of BB Leasing S.A., a company in the financial sector (since February 2019); (vi) Member of the Executive Board of the Brazilian Federation of Banks – Febraban, a company in the financial sector (since 2017); (vii) Member of the Board of Directors of Neoenergia S.A., a publicly-traded company in the energy sector (since April 2017); (viii) Member of the Board of Directors of Quod – Gestora de Crédito, a company in the financial sector (since May 2017); (ix) Member of the Advisory Board of FGC – Fundo Garantidor de Crédito, a company in the financial sector (since November 2017); and (x) Chairman of the Board of Directors of BBDTVM, a company in the financial sector (since September 2017). He graduated in Business Administration from FAAB - Faculty of Administration of Brasília in December 2006 and completed a Specialization in Basic Training for Senior Executives from FGV - Fundação Getúlio Vargas in December 2005. Mr. Marcio Hamilton Ferreira has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcio Hamilton Ferreira has declared that he is a politically exposed person, due to his statutory positions in Banco do Brasil S.A. Marcelo Augusto Dutra Labuto 536.238.081-53 He is a full member of the Board of Directors (since May 2019) and a member of Vale's Governance and Risk Committee (since May 2019). His main professional experience over the last 5 years include: (i) Chief Executive Officer (from 2013 to 2017) and member of the Board of Directors (since 2013) of BB Seguridade Participações S.A., a holding company; (ii) Vice President of the Retail Business (since January 2019) and President (from 2018 to 2019) of Banco do Brasil S.A., a publicly-held company in the financial sector; (iii) Member of the Board of Directors of Brasilprev Seguros e Previdência S.A., a private pension entity (since 2013); (iv) Member of the Board of Directors of Cielo S.A., in the field of electronic payments (since 2017); (v) Member of the Board of Directors of Elo Participações S.A., holding company of non-financial institutions (since 2017); (vi) Member of the Board of Directors of Banco Votorantim S.A., a private financial services company (since 2018); (vii) Member of the Board of Directors of Brasildental Operadora de Planos Odontológicos S.A. (from 2014 to 2015), a private company that sells dental plans in all Banco do Brasil channels; (viii) Member of the Board of Directors of IRB Brasil Resseguros S.A. (from 2014 to 2017), a publicly-held company operating in the field of reinsurance; (ix) Member of the Board of Directors of Companhia Brasileira de Soluções e Serviços (from 2017 to 2018), a company that operates in the benefits sector; and (x) Member of the Board of Directors of BB Mapfre SH1 Participações S.A. (from 2014 to 2017), a holding company. He graduated in Business Administration from UNB - University of Brasília in 1994 and in Administration in Information System from UNEB - União Educacional de Brasília in 1998 and completed a specialization in Marketing from COPPEAD UFRJ in 1998. Mr. Marcelo Augusto Dutra Labuto has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcelo Augusto Dutra Labuto has declared himself to be a politically exposed person, due to his statutory positions at Banco do Brasil S.A. Oscar Augusto Camargo Filho 030.754.948-87

He is a Full Member of the Board of Directors (since September 2003) of Vale, where he has also held the positions of Member of the Strategic Committee (from March 2006 to October 2017), Member of the Executive Development Committee (from November 2003 to October 2017) and Coordinator of the People Committee (from November 2017 to April 2019). His main professional experience over the last 5 years includes: (i) Full Member of the Board of Directors of Valepar S.A. (from September 2003 to May 2014); private holding company which exercised control over Vale until August 14, 2017, when it was merged into Vale; and (ii) Managing Partner of CWH Consultoria em Gestão Empresarial (since October 2003), a consulting firm. Prior to that, he also held the positions of (iii) HR Secretary to the Board and Commercial Director at Perkins Motors (from 1963 to 1973), a foreign company producing diesel and gas engines; (iv) Commercial Director of the Minera Brasileiras-Reunidas S.A. - MBR and Icomi Ind. and Com. de Minérios (Caemi Group) (from 1973 to 1981), a private mining company; (v) President of Caemi International and Commercial and HR Vice President of the Caemi Group (from 1981 to 1988), a mining company; (vi) Member of the Quebec Cartier Mining Council in Montreal -Canada (from 1988 to 1992), a mining company based in Canada; (vii) Chief Executive Officer of Caemi Mineração e Siderurgia (holding company of the Caemi Group) (from 1988 to 1992 and from 1996 to 2002), a publicly-held company in the mining industry; and (viii) Member of the Board of MRS Logística S.A. (from 1996 to 2002), a publicly-traded company in the rail transport sector. He graduated in Law from the Faculty of Law School of the University of São Paulo in December 1963, and completed a post-graduate degree in International Marketing from the University of Cambridge in September 1971. Mr. Oscar Augusto Camargo Filho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a decision at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Oscar Augusto Camargo Filho has stated that he is not a politically exposed person, as set out in the applicable regulations. José Luciano Duarte Penido 091.760.806-25 He is a Full Member of the Board of Directors (since May 2019) and Coordinator of the Sustainability Committee (since May 2019) of Vale. His main professional experience over the last 5 years includes: (i) Chairman of the Board of Directors of Fibria Celulose (between September 2009 and January 2019), a publicly-held company in the field of planted forests and pulp and paper production, controlled by Banco Nacional of Social Economic Development - BNDES; (ii) Independent member of the Board of Directors and Member of the Sustainability and Audit Committees of Banco Santander Brasil (since 2016), a publicly-held financial institution; (iii) Independent member of the Board of Directors and Member of the HR and Sustainability Committees of Copersucar S.A. (since 2013), a private company in the logistics and commercialization of sugar and ethanol; (iv) Independent member of the Board of Directors and of the Committee on Personnel and Organizational Development and the Sustainability and Social Responsibility Committee of Química Amparo Ypê (since 2013), a private company in the production and marketing of household cleaning products; (v) Independent member of the Board of Directors, the Human Talent Committee and the Audit and Risk Committee of Algar S.A. (since 2016), a publicly-held company in the telecommunications, farming, hotel and entertainment sectors; (vi) Chief Executive Officer of Samarco Mineração S.A. (between 1992 and 2003), a company in which Vale owns 50% of the share capital. He graduated in Mining Engineering from the School of Engineering of the Federal University of Minas Gerais (December 1970). Mr. José Luciano Duarte Penido has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. José Luciano Duarte Penido has declared that he is not a politically exposed person as defined in the applicable regulations.

Lucio Azevedo 526.635.317-15 He is a Member of the Board of Directors of Vale (since April 2015) and Employee of Vale S.A. (since 1985), holding the position of train driver, assigned to the Union of Workers in Railway Companies of the States of Maranhão, Pará and Tocantins. His main professional experience in the last 5 years is to be Chairman of the Union of Workers in Railway Companies of the States of Maranhão, Pará and Tocantins (since 2013), class entity. Mr. Lucio Azevedo has incomplete High School. Mr. Lucio Azevedo has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgement, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Lucio Azevedo stated that he is not a politically exposed person, as set out in the applicable regulations. Iran da Cunha Santos 611.015.677-91 He is an Alternate Member of Vale’s Board of Directors (since May 2019) and employee of Vale in the position of Port Operations Technician II (since February 2017), a position from which he is released for Union Activity in the Union of Workers in Industries of Exploration, Research and Extraction of Ores in the State of Rio de Janeiro – SINDIMINA/RJ. He began his career as a Maintenance Operator I of Vale's subsidiary, Companhia Portuária Baía de Sepetiba (CPBS), in 2001, where he also held the positions of Port Operations Supervisor, Maintenance Technician, Control and Process Technician II and Port Operations Technician II. His main professional experiences over the last 5 years include acting as President of SINDIMINA/RJ (since July 2012). He graduated as an Electronics Technician from Colégio Campo Grande in December 1986. Mr. Iran da Cunha Santos has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Iran da Cunha Santos has declared that he is not a person politically exposed, as defined in the applicable regulations. Eduardo de Oliveira Rodrigues Filho 442.810.487-15 He is a Member of the Board of Directors (since May 2018) and Coordinator of Vale Compliance and Risk Committee (since May 2019), where he also served as a member of the Governance and Sustainability Committee (from April 2015 to October 2017), an Alternate Member of the Board of Directors of Vale S.A. (from April 2011 to April 2019), Member of the Finance Committee (from April 2011 to April 2019) and Member of the Sustainability Committee (from November 2017 to April 2019). His main professional experience over the last 5 years includes: (i) Full Member of the Board of Directors (from May 2014 to August 2017) and Alternate Member of the Board of Directors of Valepar S.A. (from April 2008 to January 2012), a private holding company that exercised control over Vale until 8/14/2017, when it was merged into Vale; and (ii) Managing Partner of CWH Consultoria em Gestão Empresarial (since March 2008), a consulting firm. Prior to that, his professional experience includes: (iii) Commercial Director of Rio Tinto Brasil (between April 1994 and March 2008), a mining company; and (iv) Commercial Manager at Minerações Brasileiras Reunidas S.A. - MBR (between 1985 and 1994), a mining company. He graduated in Civil Engineering from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) in December 1978 and holds a postgraduate degree in Transporting Planning from the University of Westminster, completed in October 2000. Mr. Eduardo de Oliveira Rodrigues Filho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgement at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Eduardo de Oliveira Rodrigues Filho declared that he is not a politically exposed person, as set out in the applicable regulations. Patricia Gracindo Marques de Assis Bentes 810.318.827-15 She is a Full Member of the Board of Directors (since May 2018) and Member of Sustainability Committee (since May 2019) of Vale. Her main professional experience over the last 5 years includes: (i) Chairman of the Board of Directors of Cia Melhoramentos de São Paulo (since March 2019, and is expected to end her term of office in March 2021), a publicly-held company active in publishing, fiber, real estate and forests; (ii) Member of the Fiscal Council of Braskem S.A. (since March 2019), a petrochemical company; (iii) Partner at Estatice Serviços de Escritórios e Apoio Administrativo Ltda - EPP (since February 2011), a company in the management services business; (iv) Effective member of the Board of Directors of the CEMIG Group

(from October 2016 to March 2019), a publicly-held company in the energy sector; (v) Alternate member of the Board of Directors of the Light S.A. Group (from May 2017 to April 2018), a publicly-held company in the energy sector; and (vi) Member of the Board of Directors of Renova S.A. (from January 2017 to April 2018), a publicly-held company. She graduated in Business Administration from the Federal University of Rio de Janeiro (UFRJ) in December 1986 and holds a Master's Degree in Finance and Marketing from USP, completed in December 1996.Ms. Patricia Gracindo Marques de Assis Bentes has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgment, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Ms. Patricia Gracindo Marques de Assis Bentes declared to be a politically exposed person, because her sister, Fabiana Gracindo Bentes de Rengifo is the State Secretary of Social Development and Human Rights of Rio de Janeiro, a commissioned position. Ms. Patricia Gracindo Marques de Assis Bentes is an independent member of the Company’s Board of Directors in accordance with the Independence Criterion in the Novo Mercado’s Listing Regulation. Ivan Luiz Modesto Schara 888.693.267-72 He is an Alternate Member of the Board of Directors of Vale (since May 2019), a position he previously held from 2003 to 2005, as well as being a member of Vale's Finance Committee from 2005 to 2009. His main professional experience in the last 5 years includes: (i) Executive Manager in the Pension Fund of the Employees of Banco do Brasil - PREVI, a private pension entity that holds an indirect interest in the Company through Litel Participações S.A., which is why he is a signatory of Vale's Shareholder Agreement (since 2009); (ii) Chairman of the Board of Directors of Sauipe S.A., in the tourism sector (from 2009 to 2018); (iii) Member of the Financial Committee of Paranapanema S.A., in the metallurgy business (since 2018); and (iv) Member of the Board of Directors of 521 Participações S.A., a company in liquidation of the shareholding business (since 2018). He graduated in Economics from PUC/SP in 1990. He completed an MBA in Business Administration from IBMEC/RJ in 1998, an MBA in Corporate Finance and Corporate Law from Fundação Getúlio Vargas/RJ in 2000 and an MBA in Corporate Governance from IBMEC/PDG/RJ in 2001. He also completed a Master’s Degree in Business Administration from IBMEC/RJ in 2008. Mr. Ivan Luiz Modesto Schara has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Ivan Luiz Modesto Schara stated that he is not a politically exposed person, as set out in the applicable regulations. Marcel Juviniano Barros 029.310.198-10 He has been a Full Member of the Board of Directors (since October 2012) and Member Vale’s of the Sustainability Committee (since May 2019), where he also served as a Member of the Executive Development Committee (from February 2013 to October 2017) and Member Vale’s of the People's Committee (from November 2017 to April 2019). His main professional experience in the last 5 years includes: (i) Director of PREVI - Banco do Brasil Employee Pension Fund (since 2012), a private pension entity, which holds an indirect interest in the Company through Litel Participações S.A., which, in turn, is a signatory to the Vale Shareholder Agreement; and (ii) Sitting Member of Valepar's Board of Directors (from August 2012 to August 2017), a privately-held holding corporation that exercised control of Vale until 08/14/2017, when it was merged into Vale. He graduated in History from FESB - Municipal Foundation of Higher Education of Bragança Paulista in December 1995. Mr. Marcel Juviniano Barros has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgement at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcel Juviniano Barros has stated that he is not a politically exposed person, as set out in the applicable regulations. Marcia Fragoso Soares 863.363.477-53 She is alternate Member of Vale's Board of Directors (since May 2019). Her main professional experiences in the last 5 years include: (i) Consultant at Franchetti & Merola, in the field of engineering projects (since 2018); (ii) Superintendent of Engineering of Entrevias - Grupo Patria S.A., in the branch of road concessions (June/2017 and December/2017); (iii) Consultant in Patria S.A. Group, in the field of investments (from 2016 to 2017); (iv) Deployment Officer at Via 040 S.A. - Invepar Group, from the highway concessions branch (from 2014 to 2015);

and (v) Superintendent of Engineering and Operations at Linha Amarela S.A. - Invepar Group (from 2012 to 2013). She graduated in Civil Engineering from Faculdade Reunidas Nuno Lisboa in 1987. She completed an MBA in Business Management from the FGV in 2013, a Master's Degree in Transport Engineering from COPPE/UFRJ in 2004 and a Specialization in Board of Directors from FDC in 2016. Ms. Marcia Fragoso Soares has stated, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by a final decision at the judicial or administrative level, which has suspended or disqualified her for the practice of any professional or commercial activity. Ms. Marcia Fragoso Soares stated that she is not a politically exposed person, as set forth in the applicable regulations. Sandra Maria Guerra de Azevedo 947.562.798-72 She is a Full Independent Member of the Board of Directors (since October 2017) and a Member of Vale’s Personnel and Governance Committee (since May 2019), where she also held the position of Member of the Governance, Compliance and Risk Committee (from November 2017 to April 2019). Her main professional experiences over the last 5 years include: (i) Founding Partner of Better Governance Consulting Services (since 2005), a consulting firm; (ii) Member of the Board of Directors (from April 2015 to April 2018) of Vix Logística S.A., a publicly-held company in the logistics sector; (iii) Member of the Board of Directors of the Global Reporting Initiative – GRI (since January 2017), an international entity in the sustainability sector; (iv) Member of the Board of Directors of Companhia Paranaense de Energia – Copel S.A. (from October 2016 to April 2017), a publicly-held company in the power business; (v) Chairman of the Board of Directors of the Brazilian Institute for Corporate Governance (IBGC), a non-profit institution (from March 2012 to March 2016). She graduated in Social Communication - Journalism from Universidade Paulista in 1977 and holds a Master’s Degree in Business Administration from University of São Paulo - USP, completed in 2009. Ms. Sandra Maria Guerra de Azevedo has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a final judgment, at the judicial or administrative level, which has suspended or disqualified her for the practice of any professional or commercial activity. Ms. Sandra Maria Guerra de Azevedo has stated that she is not a politically exposed person, as set out in the applicable regulations. Ms. Sandra Maria Guerra de Azevedo is an independent member of the Board of Directors of the Company in accordance with the Independence Criterion in the Novo Mercado’s Listing Regulation. Isabella Saboya de Albuquerque 017.919.007-55 She is a Full Member of the Board of Directors of Vale (since October 2017). Her main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Wiz Soluções e Corretagem de Seguros S.A. (since April 2016), a publicly held Corporation in the insurance industry; (ii) Member of the Fiscal Council of Bradespar S.A. (from April to July 2016), a publicly-held company that is a signatory to Vale Shareholders' Agreement; (iii) Full Member of the Board of Directors of the Brazilian Institute of Corporate Governance - IBGC (from March 2016 to March 2019), non-profit institution; (iv) Member of the Fiscal Council of Mills S.A. (from April 2016 to April 2017), an engineering company; (v) Member of the Board of Directors of Br Malls S.A. (from May 2016 to March 2017), shopping center holding corporation; and (vi) Partner of Jardim Botânico Investimentos S.A. (from May 2009 to January 2015), fund management company. She graduated in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUCRJ) in 1993. Ms. Isabella Saboya de Albuquerque has declared, for all legal purposes, that in the last five years she has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgment at judicial or administrative level, which has suspended or disqualified her for the practice of any professional or commercial activity. Ms. Isabella Saboya de Albuquerque has stated that she is not a politically exposed person as set out in the applicable regulations. Ms. Isabella Saboya de Albuquerque is an independent member of the Board of Directors of the Company in accordance with the Independence Criteria of Novo Mercado Listing Regulation. Toshiya Asahi 055.107.797-21 He is a Full Member of the Board of Directors of Vale (since October 2017). His main professional experiences in the last 5 years include: (i) Vice President of Mitsui & Co. (Brazil) S.A. (since July 2015), a trading and investment company controlled by Mitsui & Co., Ltd., a signatory to Vale Shareholders' Agreement; (ii) General Manager of New Metals and Aluminum of Mitsui & Co., Ltd. (from April 2014 to July 2015), a publicly-held trading company, which is a signatory to Vale’s Agreement Shareholders, where he also served as an (iii) Executive Assistant (from April 2012 to April 2014). He graduated in Metallurgical Engineering from Kyushu University in March 1990. Mr. Toshiya Asahi has declared, for all legal purposes, that in the last 5 years he has not received any criminal conviction, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgement at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Toshiya Asahi stated that he is not a politically exposed person as defined in the applicable regulations. Gilmar Dalilo Cezar Wanderley 084.489.987-90 He is an Alternate Member of the Board of Directors (since November 2017) and a Member of Vale's Finance Committee (since September 2014), where he already held the position of Member of the Corporate Governance and Sustainability Committee (from April 2011 to April 2015). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors and Chief Financial Officer of Litel Participações S.A. (since March 2012), a company that is a signatory of Vale Shareholders' Agreement; (ii) Manager of Banco do Brasil Employees’ Pension Fund - PREVI (since February 2012), a supplementary pension entity that holds an indirect interest in the Company through Litel Participações S.A., which in turn is a signatory to Vale Shareholders' Agreement; (iii) Alternate Member of the Board of Directors of 521 Participações S.A. (since April 2012), a publicly-held company that performs holding activities; (iv) Chief Financial Officer and Member of the Board of Directors of Litela Participações S.A. (since March 2012), a company controlled by Litel Participações S.A., which in turn is a signatory to Vale Shareholders’ Agreement; (v) Full Member of the Board of Directors of Valepar S.A. (from April 2012 to August 2017) which exercised control of Vale until 08/14/2017, when it was merged into Vale. He graduated in Economics from Universidade Federal Fluminense – UFF, in Rio de Janeiro, in April 2004; he holds a Postgraduate Degree in Complementary Social Security Management from UFF, completed in October 2015, and a Master’s Degree in Production Engineering with emphasis on Strategy, Management and Business Finance from UFF, completed in April 2008. Mr. Gilmar Dalilo Cezar Wanderley has stated for all legal purposes that in the last five years he has not received any criminal conviction, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a final and unappealable decision at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Gilmar Dalilo Cezar Wanderley has stated that he is not a politically exposed person, as set out in the applicable regulations. Johan Albino Ribeiro 001.307.978-63 He is an Alternate Member of the Board of Directors (since May 2019) and Member of the Vale Sustainability Committee (since May 2019). His main professional experiences in the last 5 years include: (i) Departmental Officer of Banco Bradesco S.A. (between March/2013 and March/2017), a financial institution of Bradespar S.A., and Bradespar and Banco Bradesco are under common control; (ii) Officer of Banco Bradesco Berj S.A. (between March/2017 and February/2019), a financial institution; (iii) Officer of Bradespar S.A. (since March/2017), a holding company signatory to the Vale Shareholders' Agreement. He graduated in Law and Social Sciences from the University of São Paulo (December/1980) and completed an MBA in Business Administration for Graduates from Fundação Getúlio Vargas - São Paulo (December/1994). Mr. Johan Albino Ribeiro has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgment, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Johan Albino Ribeiro stated that he is not a politically exposed person, as set out in the applicable regulations. Hugo Serrado Stoffel 304.429.237-91 He is an Alternate Member of the Board of Directors (since May 2019) and a Member of the Compliance and Risk Committee (since May 2019) of Vale. He was an alternate member of the Board of Directors of Valepar S.A. (October/2004 to March/2008), a privately-held holding company that controlled Vale until 8/14/2017, when it was merged into Vale. His main professional experiences in the last 5 years include: (i) Managing Partner of CWH Consultoria em Gestão Empresarial (since October/2013), a consulting firm. Prior to that, he also held the positions of (ii) Commercial Director of Minerações Brasileiras Reunidas S.A. - MBR, a mining company, where he also served as Chief Executive Officer (from 1996 to 2004), as Executive Officer and as a member of the Board of Directors; (iii) Chief Executive Officer of Pará Pigmentos S.A., a privately held company in the kaolin extraction business; (iv) Member of the Board of Directors of Quebec Cartier Mining, a Canadian-based mining company; and (v) Member of the Board of Directors of MRS Logística S.A., a publicly traded company in railway transportation. He graduated in Business Administration from the University of the State of Rio de Janeiro in December 1978, and completed a specialization in Advanced Management Program from INSEAD, in France, in July 1987. Mr. Hugo Serrado Stoffel has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgment, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Hugo Serrado Stoffel stated that he is not a politically exposed person, as set out in the applicable regulations.

Adriano Cives Seabra 016.480.547-81 He is an alternate independent member of the Board of Directors (since May 2019) and a member of Vale’s Financial Committee (since May 2019). His main professional experiences in the last 5 years include: (i) Partner, Manager and Head of Analysis of Fides Asset Management (between March/2015 and May/2016), a resource management company; (ii) Manager and Head of Analysis of Opus Gestão de Recursos (between August/2011 and January/2015), a company in the field of resource management; (iii) Member of the Board of Directors of Even Construtora S.A. (between April/2015 and October/2015), a publicly held company in the construction and construction sector; (iv) Member of the Board of Directors of Sanepar S.A. (since April/2017), a publicly held company in the water and sanitation sector; (v) Alternate Member of the Fiscal Council of Copasa S.A. (since April/2018), a publicly held company in the water and sanitation sector where he also served as a Member of the Fiscal Council (between April/2017 and April/2018); (vi) Member of the Board of Directors of CESP S.A. (since April/2017), a publicly held company in the electricity generation sector; (vii) Member of the Board of Directors of Eletropaulo S.A. (between April 2018 and November 2018), a publicly held company in the electricity distribution sector, where he also served as a Member of the Audit Committee (between April/2018 and December/2018) ); (viii) Member of the Board of Directors of Banrisul S.A. (since June/2018), a publicly traded financial institution. He graduated in Electronic Engineering from the Federal University of Rio de Janeiro – UFRJ in 1994.Mr. Adriano Cives Seabra has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgment, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Adriano Cives Seabra stated that he is not a politically exposed person, as set out in the applicable regulations. Mr. Adriano Cives Seabra is an independent member of the Board of Directors of the Company in accordance with the Independence Criterion of Novo Mercado’s Listing Regulation. Marcelo Gasparino da Silva 807.383.469-34 He is an independent alternate member of Vale’s Board of Directors (since May 2019), where he also held the position of alternate member of the Board of Directors (between May 2016 and April 2017). His main professional experiences over the last 5 years include: (i) Chairman of the Board of Directors (since April 2018) and Coordinator of the Legal and Compliance Committee (between 2015 and 2017) of ETERNIT S.A., a publicly-traded company specialized in various activities such as exploration of farming activities, purchase and sale of gold, industrialization of cement products, concrete, gypsum, among others; (ii) Member of the Board of Directors (since April 2016) and member of the Finance, Audit and Risk Committee (between 2017 and 2018) of CEMIG, a publicly-traded company in the energy distribution business; (iii) Member of the Board of Directors (between 2018 and 2019 and between 2011 and 2014), member of the Legal and Audit Committee (between 2012 and 2014) and Legal and Institutional Officer (between 2007 and 2009) of CELESC, an energy holding company; (iv) Member of the Board of Directors of KEPLER WEBER (since April 2019), a publicly-traded company in the industry and trade of products and raw materials related to metallurgy, import and export, service provision, trade in agribusiness products; (v) Member of the Board of Directors of BRASKEM (since 2018), a publicly-traded petrochemical company; (vi) Institutional Consultant of the Innovare Prize (since June 2004); (vii) Alternate member of the Fiscal Council (from April 2017 to April 2018) of Petróleo Brasileiro S.A., a publicly-traded company in the petrochemical and energy industry; (viii) Chairman of the Board of Directors (between 2015 and 2016) and independent member of the Board of Directors (between 2012 and 2016) of Usiminas, a publicly-traded company in the steel industry; (ix) Member of the Board of Directors (from April 2015 to April 2016) and member of the Fiscal Council (between 2014 and 2015) of Bradespar, a publicly-traded company in the investment sector; (x) Member of the Board of Directors of Battistella, a publicly-traded company in the port logistics, heavy vehicles and forestry sector (from April 2016 to April 2017); (xi) Member of the Board of Directors (between 2012 and 2014 and from April 2015 to April 2016), member of the Fiscal Council (between 2014 and 2015) and member of the Audit Committee (between 2013 and 2014 and in 2016) of Eletrobras, a publicly-held company in the electric power industry; (xii) Member of the Board of Directors of Tecnisa (between 2012 and 2014); (xiii) Member of the Board of Directors of Tecnisa (between 2012 and 2014); (xiv) Member of the Board of Directors of Usiminas (between 2012 and 2016); (xv) Independent Member of the Board of Directors (from April 2016 to April 2018), Member of the Fiscal Council (between 2012 and 2013), as well as Chairman of the Related Parties Committee and member of the Audit Committee (between 2017 and 2018) of AES Eletropaulo, a publicly-held company in the energy sector; (xvi) Member of the Fiscal Council of AES Tietê (between 2013 and 2014); (xvii) Co-founder and coordinator of the Santa Catarina Chapter; (xviii) Member of AMEC Technical Committee; (xix) Member of the Legal Commission; and member of the Committee of Government-Controlled Private Companies; (xx) Member of AMEC Technical Committee from IBGC; (xxi) Professor of the discipline Board of Directors in the Corporate Governance Program of Fundação Escola de Governo ENA Brasil; and (xxii) University professor of UNISUL in the disciplines of tax law and financial law (between 2000 and 2002). He graduated in Law from the Federal University of Santa Catarina (UFSC) in January 1995, completed a specialization course in Corporate Tax Administration at UNICA/ESAG in 2000; he passed a certification examination for members of board of directors by the Brazilian Institute of Corporate Governance (IBGC) and attended the CEO FGV Program at IBE/FGV/IDE in 2016 and 2017. For further information, see item 12.12 of this Reference Form. Marcos Prado Troyjo 099.704.758-51 He is a Sitting Member of Vale's Fiscal Council (since May 2019). His main professional experiences in the last 5 years include: (i) Assistant Professor and researcher at Columbia University, USA (between January 2012 and December 2018); and (ii) Special Secretary for Foreign Trade and International Affairs of the Ministry of Economy (since January 2019). He graduated in Political and Social Sciences at the School of Sociology and Politics of São Paulo in May of 1993, completed his doctorate in Sciences - Sociology at the University of São Paulo - USP in January 2006. Mr. Marcos Prado Troyjo has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgement, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcos Prado Troyjo stated that he is a politically exposed person, as defined in the applicable regulations, by reason of his position as a Special Secretary for Foreign Trade and International Affairs of the Ministry of Economy. Marcelo Amaral Moraes 929.390.077-72 He is a Sitting Member of the Fiscal Council of Vale (since April 2004), where he also held the position of Alternate Member of the Board of Directors (from May to August 2003). His main professional experiences in the last 5 years include: (i) Member of the Board of Directors of CPFL Energia S.A., a publicly held company of the electricity industry (since April 2017); (ii) Member of the Fiscal Council of Aceco Ti S.A., a privately held company of the construction industry (since March 2016); (iii) Member of the Board of Directors of Eternit S.A. (since April 2016), a publicly traded company specialized in various activities such as exploration of agricultural activities, gold buying and selling, industrialization of cement, concrete and gypsum products, among others; (iv) Executive Officer of Capital Dynamics Investimentos Ltda. (from January 2012 to April 2015), a Swiss resource management company;(v) Member of the Fiscal Council of Gol Linhas Aéreas Inteligentes S.A. (since May 2018), a privately held company of the air transportation industry; and (vi) Member of the Fiscal Council of Linx S.A. (since May 2018), a privately held company of the technology industry. He graduated in Economics from the Federal University of Rio de Janeiro (UFRJ) in January 1991, completed an MBA in Business Administration from COPPEAD at UFRJ in November 1993, and a postgraduate degree in Corporate Law and Arbitration from Fundação Getúlio Vargas in November 2003. Mr. Marcelo Amaral Moraes has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by a final and unappealable decision at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Mr. Marcelo Amaral Moraes has stated that he is not a politically exposed person, as set out in the applicable regulations. Raphael Manhães Martins 096.952.607-56 He is a Sitting Member of Vale's Fiscal Council (since April 2015). His main professional experiences over the last 5 years include: (i) Member of the Board of Directors of Eternit S.A. (since 2015), a publicly-held company in the construction materials business; (ii) Sitting Member of the Fiscal Council of Light S.A. (from 2012 to 2013 and since 2014), a publicly-held company in the electric power business; (iii) Partner/Lawyer at Faoro Advogados, a law firm (since 2010); and (iv) Member of the Board of Directors of Condor S.A. Indústria Química (since 2017), a company in the safety business; (v) Member of the Board of Directors of Welser Itage Participações e Comércio S.A. (since 2017), a company in the agency business; and (vi) Member of the Fiscal Council of Embratel Participações S.A. (from September to December 2014), a publicly-held holding company. He graduated in Law from the University of the State of Rio de Janeiro - UERJ in December 2006. Mr. Raphael Manhães Martins has stated, for all legal purposes, that in the last 5 years he has not received any criminal conviction, any conviction in an administrative proceeding of the Brazilian Securities Commission, or by final judgement at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Raphael Manhães Martins stated that he is not a politically exposed person, as set out in the applicable regulations. Marcus Vinícius Dias Severini 632.856.067-20

He is a Sitting Member of Vale's Fiscal Council (since April 2017), where he also acted as Auditing Officer (between October 1994 and March 2015). His main professional experiences in the last 5 years include: (i) Member of the Audit Committee of Vale do Rio Doce Social Security Foundation – VALIA, a closed complementary pension entity, not for profit, created by Vale (since January 2019); (ii) Member of the Fiscal Council of BRF S.A. (since April 2015), a publicly held company in the food sector; and (iii) Member of the Fiscal Council of Mills Estruturas e Serviços de Engenharia S.A. (between April 2015 and April 2018), a publicly-held company operating in the civil construction sector. He graduated in Electrical Engineering from Universidade Federal Fluminense - UFF in December 1979, in Accounting Science at UniverCidade in December 2003 and completed a specialization in Economic Engineering from UniSUAW in December 1981. Mr. Marcus Vinícius Dias Severini has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgment at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcus Vinícius Dias Severini stated that he is not a politically exposed person, as set out in the applicable regulations. Nelson De Menezes Filho 756.878.878-49 He is an Alternate Member of Vale's Fiscal Council (since May 2019). His main professional experiences in the last 5 years include: (i) Member of the Fiscal Council of Embraer S.A. (between April 2013 and April 2015), a publicly held company in the industrial and aeronautical sector; (ii) Member of the Board of Directors of Beta Securitizadora S.A. (between May 2016 and January 2019), a service and financial company; (iii) Officer of BANIF - Banco Inter do Funchal S.A. (between February 2016 and August 2017), a service and financial company, where he also acted as Chief Auditor (between October 2012 and February 2016); (iv) Officer of BANIF - Banco de Investimento S.A. (between February 2016 and August 2017), a company in the financial services sector, where he also acted as Chief Auditor (between October 2012 and February 2016); (v) Executive Manager (Internal Audit) of Banco do Brasil S.A. (between February 2009 and October 2012), a publicly traded company in the financial sector; and (vi) Chairman of the Audit Committee of COOPERFORTE - Cooperativa de Economia e Crédito (since October 2018), active in the services and financial sector. Graduated in Metallurgical Engineering from FEI - School of Industrial Engineering in June 1980 and completed an MBA in Audit at FIPECAFI/USP in July 1998. Mr. Nelson de Menezes Filho has declared, for all legal purposes, that in the last 5 years he has not been convicted of any c riminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by a decision at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Nelson de Menezes Filho has stated that he is not a politically exposed person, as set out in the applicable regulations. Gaspar Carreira Júnior 000.459.657-90 He is an alternate member of Vale's Fiscal Council (since April 2017). His main professional experiences in the last 5 years include: he acted in OI Group (Telemar, Oi, BrT), a multinational company of the telecommunications sector (since 1999) as (i) Administrative and Financial Service Officer (since January 2009); (ii) Member of the Fiscal Council of Sistel Fundação Seguridade Social (since August 2013) in the social security business; (iii) Member of the Fiscal Council of Oi Futuro (since May 2016), an entity in the voluntary sector; (iv) Member of the Fiscal Council of SETA – National Union of Pay TV Workers (since August 2016), in the union sector; and (v) Alternate Member of the Fiscal Council of Fundação Atlantico (since April 2018) of the social security business. He graduated in Economics from FACEPERJ - Cândido Mendes University in Rio de Janeiro in 1989, holds a post-graduate degree in Finance from Pontifícia Universidade Católica do Rio de Janeiro in 1992, an Executive MBA from the Federal University of Rio de Janeiro (COPPEAD) in 1998 and a Specialization in PMP Project Management from Universidade Federal Fluminense in 2004. Mr. Gaspar Carreira Júnior has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Gaspar Carreira Júnior stated that he is not a politically exposed person, as set out in the applicable regulations. Eduardo Cesar Pasa 541.035.920-87 He is member of the Vale’s Fiscal Council (since April 2017), where he also held the position of Coordinating Member of the Audit Committee (from April 2014 to October 2017). His main professional experiences in the last 5 years include: (i) Director of the Accounting Department of Banco do Brasil S.A. (since April 2015), a publicly held company in the financial sector, (ii) Member of the Advisory Board of PREVI – Banco do Brasil Employees' Pension Fund (since 2010), a supplementary pension entity, which holds an indirect interest in the Company through Litel Participações S.A., which in turn is signatory of the Vale Shareholders' Agreement; (iii) Member of the Fiscal Council of Petrobras S.A. (since April 2017), a publicly held oil company, (iv) General Accounting Manager (between March 2009 and April 2015), (v) Full Member of the Fiscal Council of Eletrobras - Centrais Elétricas Brasileiras S.A. (from April 2015 to April 2017), a publicly-held company operating in the electric energy business; (vi) Full Member of the Audit Committee of Cateno Gestão de Contas de Pagamento S.A. (from April 2016 to April 2017), a closely held corporation for provision of services; (vii) Full Member of the Fiscal Council of Cassi - Caixa de Assistência dos Trabalhadores de Banco do Brasil S.A. (from 2010 to 2014), a closely held company that operates in the health sector; (viii) Alternate Member of the Fiscal Council of Banco Votorantim S.A. (from 2009 to 2015), financial institution; and (viii) Full Member of the Fiscal Council of BBTS - BB Tecnologia e Serviços (from April 2008 to April 2015), a closely held company for provision of services. Graduated in Accounting Sciences from the University Center of Brasília - UniCeub in September 1995, graduated in Lato-Sensu Postgraduate in Accounting Sciences from Escola de Pós-Graduação em Economia da Fundação Getulio Vargas - FGV in July 1997 and a Masters in Accounting Sciences from Faculty of Economics, Administration and Accounting of the University of São Paulo (USP) in April 2003. Mr. Eduardo Cesar Pasa stated, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgment at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Eduardo Cesar Pasa declared himself to be politically exposed, under the terms of CVM Instruction 301, of April 16, 1999, as amended, since he holds the position of Director of the Accounting Department of Banco do Brasil. Arthur Prado Silva 991.897.047-20 He is an Alternate Member of Vale’s Board of Directors (since July 2015) and a Member of Vale’s Personnel and Governance Committee (since May 2019), where he also held the positions of Member of the Controllership Committee (from April to October 2017), Member of the Governance and Sustainability Committee (from April 2015 to July 2016) and Member of the Governance, Compliance and Risk Committee (from November 2017 to April 2019). His main professional experiences over the last 5 years include: (i) Member of the Board of Directors of Valepar S.A. (from July 2015 to August 2017), a private holding company that exercised control over Vale until 08/14/2017, when it was merged into Vale; (ii) Full Member of the Board of Directors of Litel Participações S.A. (since July 2015), a signatory of Vale's Shareholders' Agreement, which operates as a holding company, where he also held the position of (iii) Full Member of the Boards of Directors of Litela Participações S.A. (from July 2015 to July 2016) and (iv) of Litel B Participações S.A. (from July 2015 to July 2016), publicly-held holding companies that are controlled by Litel Participações S.A., having also held positions as (v) Executive Manager of PREVI – Banco do Brasil Employees' Pension Fund (since April 2013), a private pension entity, which holds an indirect interest in the Compa ny through Litel Participações S.A., which, in turn, is signatory of the Vale’s Shareholders’ Agreement; (vi) Member of the Audit Committee of Tupy S.A. (from 2011 to 2015), a publicly-held company in the metallurgy industry, controlled by PREVI – Banco do Brasil Employees' Pension Fund; (vii) Full Member of the Board of Directors of Sul 116 Participações S.A. (from 2011 to 2015), a publicly-held holding company; (viii) Full Member of the Board of Directors of 521 Participações S.A. (from April 2006 to April 2018), a publicly-held holding company; and (ix) Full Member of the Board of Directors of GTD Participações S.A. (from 2008 to 2013), a publicly-held holding company; and (x) Member of the Financial Committee of Neoenergia S.A, a publicly-held company in the power sector (since April 2018). Graduated in Law in December 1999, with Post-Graduation in Auditing and Finance, completed in May 2001, and in Tax Law, completed in March 2009, all at Universidade Cândido Mendes, and MBA in Corporate Finance from Fundação Getúlio Vargas, in December 2003. Mr. Arthur Prado has stated for all legal purposes that in the last five (5) years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities and Exchange Commission, or any conviction by a final and unappealable decision, at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Arthur Prado has stated that he is not a politically exposed person, as set out in the applicable regulations.

Rodrigo Toledo Cabral Cota 010.980.801-06 He is an alternate member of Vale's Fiscal Council (since April 2018). His main professional experiences over the last 5 years include: (i) Assistant Executive Secretary of the Ministry of Planning, Development and Management of the Brazilian Federal Government (between April and December 2017), (ii) Program Director for the Executive Secretariat of the Ministry of Planning, Development and Management of the Brazilian Federal Government (between May 2016 and April 2017), (iii) Advisor to the Executive Secretariat of the Ministry of Finance of the Brazilian Federal Government (between December 2015 and May 2016); (iv) Advisor to the Executive Secretariat of the Ministry of Planning, Development and Management of the Brazilian Federal Government (between January and December 2015), (v) Undersecretary for Export Credit of the Ministry of Finance of the Brazilian Federal Government (between December 2012 and December 2014), (vi) Chairman of the Board of Directors (between April and October 2016) and Member of the Board of Directors (from October 2016 to July 2018) of Empresa Gestora de Ativos S/A - Emgea, company in the credit recovery sector, (vii) Undersecretary of State Governance of the Brazilian Government Economy Ministry (since December 2017), and (viii) Member of the Fiscal Council (since July 2018) of Banco Pan, in the financial sector. He graduated in Business Administration from CESMAC - Centro de Estudos Superiores de Maceió, in December 1999. He completed a specialization in International Relations and Business at Unisinos - Universidades do Vale do Rio dos Sinos, in December 2000. Mr. Rodrigo Toledo Cabral Cota has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgment at judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Rodrigo Toledo Cabral Cota stated that he is a politically exposed person, as defined in the applicable regulations, due to having served as Deputy Executive Secretary of the Ministry of Planning and the exercise of high positions in the Ministry of Finance, having relations with the highest authorities of both ministries, as well as other government ministries and various state-owned companies. Marcello Magistrini Spinelli 197.378.918-30 He is Vale's Executive Officer for Ferrous and Coal (since May 2019), where he already held the following positions between 2002 and 2010: (i) Logistics Officer (from October 2010 to June 2011); (ii) Commercial Director for Logistics (from February 2007 to October 2010); (iii) General Manager for Ports (from April 2005 to February 2007); and (iv) General Manager for Commercial Logistics Contracts (from April 2002 to April 2005). His main professional experiences over the last 5 years include: (i) Chief Executive Officer (from July 2011 to May 2019) of VLI Logística, a leading company in rail and maritime logistics operations in Brazil; (ii) Chief Executive Officer (from February 2007 to April 2019) of FCA – Ferrovia Centro Atlântica; (iii) Member of the Board of Directors (from August 2011 to May 2019) of FNS – Ferrovia Norte e Sul; (iv) Chief Executive Officer (from November 2010 to May 2019) of VLI Multimodal S.A.; (v) Chief Executive Officer (from November 2010 to May 2019) of VLI Operações Ferroviárias Independentes; and (vi) Chief Executive Officer (from October 2011 to May 2019) of VLI Soluções S.A. He graduated in Production Engineering from USP in December 1996, completed an Extension Program in Marketing at ESPM – Escola Superior de Propaganda in 2014, the Senior Leadership Program at Massachusetts Institute of Technology in 2005 and the Leadership Program at IMD Business School in 2007. Mr. Marcello Magistrini Spinelli has declared for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcello Magistrini Spinelli has declared that he is not a politically exposed person as defined in the applicable regulations. Mark James Travers Passport: HG789704 The main professional experiences of Mr. Mark James Travers in the last 5 years include: (i) Legal Counsel, Institutional Affairs and Sustainability of Vale Canada Limited (since March 2018), where he also held the positions of General Counsel and Sustainability (between July 2015 and March 2018) and General Counsel Base Metals (between May 2011 and July 2015), (ii) Member of the Board of Directors of Vale Nouvelle-Caledonie SAS (since 2011), (iii) Deputy Chairman of the Board of Commissioners of PT Vale Indonesia Tbk (since April 2016), where he also held the position of Member of the Board of Commissioners (between August 2009 and April 2016), (iv) Member of the Board of Directors of Vale Newfoundland & Labrador Limited (since May 2010), (v) member of the Board of Directors of Vale Technology Development (Canada) Limited (since June 2008), (vi) Member of the Board of Directors of Vale Base Metals Americas, Inc. (since August 2015), (vii) Member of the Board of Directors of Exide Group Incorporated (since July 2015). He holds a Bachelor of Arts (Honors) from Western Ontario University, Canada, completed in May 1989, as well as an MBA/LLB (Bachelor of Laws) from York University/Osgoode Hall in May 1993, and an MBA from York University in May 1993. As indicated in the minutes of the meeting of the Board of Directors of Vale on March 2, 2019, the taking of office by Mr. Mark James Travers as Acting Executive Officer of Basic

Metals is subject to the granting of the appropriate visa and obtaining work authorization from the Ministry of Labor and Employment. Mr. Mark James Travers has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgement, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Mark James Travers stated that he is not a politically exposed person, as set out in the applicable regulations. Claudio de Oliveira Alves 966.391.727-04 He was elected as Interim Executive Officer of Ferrous and Coal on March 2nd, 2019, to serve temporarily until May 26th, 2019. For more information, see item 12.12 of this Reference Form. He started his career at Vale in 1992, where he held various positions, including the following main professional experiences in the last 5 years: (i) Vale's Pellet and Manganese Director (January/2017 to March/2019 ), (ii) Global Director of Marketing and Sales of Iron Ore (from August/2013 to December/2016), (iii) Director of Marketing (September/2011 to June/2013), and (iv) Global Strategy Director (from July/2010 to September/2011). He graduated in Production Engineering from the Federal University of Rio de Janeiro in 1991 and holds a postgraduate degree in Management from Dom Cabral Foundation completed in 1992, as well as specialization in Strategic Marketing from Darden School of Business completed in 2000; MBA in Management from USP completed in 2000; specialization in Industrial Marketing from INSEAD, France, completed in 2004; specialization in Transformational Leadership from the Massachusetts Institute of Technology (MIT) Sloan, USA, completed in 2007; Specialization in Leadership from IMD in Switzerland, completed in 2008; and participation in the Innovation and Sustainability Program from the Massachusetts Institute of Technology (MIT) Sloan. Mr. Claudio de Oliveira Alves has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgment, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Claudio de Oliveira Alves stated that he is not a politically exposed person, as set forth in the applicable regulations.

12.7 / 8 - Composition of statutory committees and audit, financial and compensation committees Shareholders’ Meeting Name Committee type Elective position held Profession Election Date Term duration CPF or passport number Description of other committees/ Description other positions held Number of Consecutive Terms Date of Birth Investiture date % of participation of the member in the meetings held after investiture Other positions/functions performed at the issuer Independent Member Criteria used to determine independence Marcio Hamilton Ferreira Financial Committee Coordinator Business administrator 5/3/2019 Until the Annual Shareholders’ Meeting of 2021 457.923.641-68 N/A 0 1/27/1972 5/3/2019 N/A Member of Vale’s Board of Directors. No N/A Fernando Jorge Buso Gomes Financial Committee Member of the Committee (Sitting Member) Banker 5/3/2019 Until the 2021 Annual 370.624.177-34 N/A 3 06/06/1956 5/3/2019 83% Deputy Chairman of Vale’s Board of Directors and Coordinator of the Personnel and Governance Committee. No N/A Gilmar Dalilo Cezar Wanderley Financial Committee Member of the Committee (Sitting Banker 5/3/2019 Until the 2021 Annual 084.489.987-90 N/A 3 8/30/1979 5/3/2019 94% Alternate Member of Vale’s Board of Directors No N/A Luciano Siani Pires Other Committees Chief Executive Officer Mechanical Engineer 09/25/2017 Indefinite 013.907.897-56 Risk Executive Committee 1 02/10/1970 09/25/2017 100% Finance and Investor Relations Executive Officer and member of the Information Disclosure Committee No N/A Stephen Michael Potter Other Committees Member of the Committee (Sitting Member) Mining Engineer 10/03/2017 10/03/2019 057.858.457-33 Risk Executive Committee 0 12/04/1970 10/03/2017 0% Strategic Planning Director No N/A Luciano Siani Pires Other Committees Member of the Committee (Sitting Member) Mechanical Engineer 07/25/2012 05/26/2019 013.907.897-56 Information Disclosure Committee N/A 02/10/1970 08/01/2012 100% Finance and Investor Relations Executive Officer and Chairman of the Risk Executive Committee No N/A Eduardo de Salles Bartolomeo Other Committees Full member Engineer 3/2/2019 05/26/2019 845.567.307-91 Information Disclosure Committee 0 04/12/1964 3/4/2019 N/A Vale Chief Executive Officer No N/A José Luciano Duarte Penido Other Committees Coordinator Mining Engineer 5/3/2019 Until the Annual Shareholders’ Meeting of 2021 091.760.806-25 Sustainability Committee 0 3/8/1948 5/3/2019 N/A Member of Vale’s Board of Directors. No N/A

Shareholders’ Meeting Shareholders’ Meeting Shareholders’ Meeting Shareholders’ Meeting Shareholders’ Meeting according to rules of the Committee. Shareholders’ Meeting Shareholders’ Meeting Johan Albino Ribeiro Other Committees Member of the Committee (Sitting Member) Lawyer 5/3/2019 Until the Annual of 2021 001.307.978-63 Sustainability Committee 0 2/6/1957 5/3/2019 N/A Sitting Member of Vale’s Board of Directors. No N/A Patricia Gracindo Marques de Assis Bentes Other Committees Member of the Committee (Sitting Member) Business administrator 5/3/2019 Until the 2021 Annual 810.318.827-15 Sustainability Committee 0 12/11/1965 5/3/2019 N/A Member of Vale’s Board of Directors. No N/A José Maurício Pereira Coelho Other Committees Member of the Committee (Sitting Member) Banker 5/3/2019 Until the Annual of 2021 853.535.907-91 Personnel and Governance Committee 0 8/4/1966 5/3/2019 N/A Chairman of Vale’s Board of Directors. No N/A Fernando Jorge Buso Gomes Other Committees Coordinator Banker 5/3/2019 Until the Annual Shareholders’ Meeting of 2021 370.624.177-34 Personnel and Governance Committee 2 06/06/1956 5/3/2019 92% Deputy Chairman of Vale’s Board of Directors and Member of the Financial Committee. No N/A Marcel Juviniano Barros Other Committees Member of the Committee (Sitting Member) Banker 5/3/2019 Until the Annual of 2021 029.310.198-10 Sustainability Committee 0 9/5/1962 5/3/2019 N/A Sitting Member of Vale’s Board of Directors. No N/A Ana Silvia Corso Matte Other Committees Member of the Committee (Sitting Member) Law Graduate 5/3/2019 Until the Annual of 2021 263.636.150-20 Personnel and Governance Committee 1 05/30/1958 5/3/2019 100% N/A Yes Pursuant to independence criterion of the Company, Arthur Prado Silva Other Committees Member of the Committee (Sitting Member) Banker 5/3/2019 Until the Annual of 2021 991.897.047-20 Personnel and Governance Committee 0 4/29/1972 5/3/2019 N/A Alternate Member of Vale’s Board of Directors (since July 2015). No N/A Sandra Maria Guerra de Azevedo Other Committees Member of the Committee (Sitting Member) Businesswoman 5/3/2019 Until the Annual of 2021

Shareholders’ Meeting 947.562.798-72 Personnel and Governance Committee 0 4/27/1955 5/3/2019 N/A Sitting member of Vale’s Board of Directors (since October 2017). No N/A Yoshitomo Nishimitsu Other Committees Member of the Committee (Sitting Member) Geologist 5/3/2019 Until the Annual of 2021 060.569.787-61 Financial Committee 0 8/5/1975 5/3/2019 N/A Alternate Member of Vale’s Board of Directors (since April 2015). No N/A Murilo Muller Other Committees Member of the Committee (Sitting Member) Accountant 08/23/2017 Indefinite 877.208.929-68 Information Disclosure Committee 0 02/17/1973 08/23/2017 28% Accounting officer No N/A Alexandre D’Ambrosio Other Committees Member of the Committee (Sitting Member) Lawyer 03/19/2018 Indefinite period 042.170.338-50 Information Disclosure Committee 0 08/01/1962 03/19/2018 9% General Consultant No N/A Alexandre D’Ambrosio Other Committees Member of the Committee (Sitting Member) Lawyer 03/19/2018 Indefinite period 042.170.338-50 Ethics Committee 0 08/01/1962 03/19/2018 100% General Consultant No N/A Marcelo da Silva Klein Other Committees Member of the Committee (Sitting Member) Chemical engineer 09/28/2017 09/28/2019 991.737.357-87 Risk Executive Committee 0 05/02/1968 09/28/2017 67% Operational Improvements Executive Manager No N/A Alexandre de Aquino Pereira Other Committees Member of the Committee (Sitting Member) Engineer 08/01/2016 Indefinite 025.867.857-70 Ethics Committee 0 12/31/1973 08/01/2016 100% General Ombudsman N/A N/A Marina Barrenne de Artagão Quental Other Committees Member of the Committee (Sitting Member) Psychologist 11/17/2017 Indefinite 772.073.197-20 Ethics Committee 0 04/18/1964 11/17/2017 100% People Officer No N/A Ricardo Henrique Baras Other Committees Member of the Committee (Sitting Member) Business administrator 11/01/2013 Indefinite 103.564.968-30 Ethics Committee N/A 06/08/1966 11/01/2013 100% Auditing Officer No N/A Andre Luiz da Rocha Figueiredo Other Committees Member of the Committee (Sitting Member) Communications Graduate 05/06/2016 Indefinite 008.522.637-83 Information Disclosure Committee 0 01/22/1972 05/06/2016 100% Investor Relations Executive Manager N/A N/A André Moreira Santos Other Committees Member of the Committee (Sitting Economist 04/02/2018 04/02/2020

Mercado. Mercado. Mercado. Mercado. Mercado. MHPSS & protection Mercado. Mercado. Mercado. 029.306.287-07 Risk Executive Committee 0 06/23/1978 04/02/2018 78% HR Solutions, Performance and Compensation Executive Manager N/A N/A Ellen Gracie Northfleet Other Committees Coordinator Lawyer 01/30/2019 Indefinite 082.328.140-04 CIAE for Investigation 0 02/16/1948 01/30/2019 N/A N/A Yes Pursuant to Independence Criterion terms of Novo Manuel de Almeida Martins Other Committees Member of the Committee (Sitting Member) Civil Engineer/Independent Consultant 03/20/2019 Indefinite 183.908.627-00 CIAE for Investigation 0 04/21/1949 03/20/2019 N/A N/A Yes Pursuant to Independence Criterion terms of Novo José Francisco Compagno Other Committees Member of the Committee (Sitting Accountant 02/01/2019 Indefinite 065.274.808-22 CIAE for Investigation 0 05/09/1964 02/01/2019 N/A N/A Yes Pursuant to Independence Criterion terms of Novo Leonardo Porciuncula Gomes Pereira Other Committees Coordinator Administrator 02/01/2019 Indefinite 606.399.897-72 CIAE for Support and Recovery 0 04/25/1958 02/01/2019 N/A N/A Yes Pursuant to Independence Criterion terms of Novo Ana Cristina Fialho de Barros Other Committees Member of the Committee (Sitting Biologist 02/04/2019 Indefinite 021.113.167-92 CIAE for Support and Recovery 0 11/13/1971 02/04/2019 N/A N/A Yes Pursuant to Independence Criterion terms of Novo Márcio Gagliato Other Committees Member of the Committee (Sitting Member) Emergency Response International consultant - 02/04/2019 Indefinite 221.384.068-73 CIAE for Support and Recovery 0 07/11/1980 02/04/2019 N/A N/A Yes Pursuant to Independence Criterion terms of Novo Flávio Miguez de Mello Other Committees Coordinator Engineer 02/15/2019 Indefinite 030.921.517-04 CIAE for Dam Safety 0 10/20/1942 02/15/2019 N/A N/A Yes Pursuant to Independence Criterion terms of Novo Willy Alvarenga Lacerda Other Committees Member of the Committee (Sitting Member) Civil Engineer 02/15/2019 Indefinite 290.142.397-34 CIAE for Dam Safety 0 03/18/1936 02/15/2019 N/A N/A Yes Pursuant to Independence Criterion terms of Novo

Mercado. Shareholders’ Meeting Shareholders’ Meeting of Shareholders’ Meeting Shareholders’ Meeting of Professional Experience/Statement on Performance of Duties/Independence Criterion Marcio Hamilton Ferreira 442.810.487-15 Mr. Marcio Hamilton Ferreira is not an independent member of the Financial Committee. For further information, whereas Mr. Marcio Hamilton Ferreira is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Adriano Cives Seabra 016.480.547-81 Mr. Adriano Cives Seabra is not an independent member of the Finance Committee. For further information, whereas Mr. Adriano Cives Seabra is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Gilmar Dalilo Cezar Wanderley 084.489.987-90 Mr. Gilmar Dalilo Cezar Wanderley is not an independent member of the Financial Committee. For further information, whereas Mr. Gilmar Dalilo Cezar Wanderley is a member of the Board of Directors, see item 12.5/6 of this Reference Form. José Luciano Duarte Penido 091.760.806-25 Mr. José Luciano Duarte Penido is not an independent member of the Sustainability Committee. For further information, whereas Mr. José Luciano Duarte Penido is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Pedro Cesar Repetto Other Committees Member of the Committee (Sitting Civil Engineer 03/13/2019 Indefinite - CIAE for Dam Safety 0 12/14/1944 03/13/2019 N/A N/A Yes Pursuant to Independence Criterion terms of Novo Adriano Cives Seabra Financial Committee Member of the Committee (Sitting Member) Engineer 5/3/2019 Until the Annual 016.480.547-81 N/A 0 6/19/1972 5/3/2019 N/A Member of Vale’s Board of Directors. No N/A Eduardo de Oliveira Rodrigues Filho Other Committees Coordinator Engineer 5/3/2019 Until the Annual 442.810.487-15 Compliance and Risk Committee 0 8/20/1954 5/3/2019 N/A Member of Vale’s Board of Directors. No N/A Marcelo Augusto Dutra Labuto Other Committees Member of the Committee (Sitting Member) Banker 5/3/2019 Until the Annual 563.238.081-53 Compliance and Risk Committee 0 9/3/1971 5/3/2019 N/A Member of Vale’s Board of Directors. No N/A Hugo Serrado Stoffel Other Committees Member of the Committee (Sitting Member) Administrator 5/3/2019 Until the Annual 304.429.237-91 Compliance and Risk Committee 0 7/23/1954 5/3/2019 N/A Member of Vale’s Board of Directors. No N/A

Johan Albino Ribeiro 001.307.978-630 Mr. Johan Albino Ribeiro is not an independent member of the Sustainability Committee. For further information, whereas Mr. Johan Albino Ribeiro is a member of the Board of Directors (see item 12.5/6 in this Reference Form). Patricia Gracindo Marques de Assis Bentes 810.318.827-15 Ms. Patricia Gracindo Marques de Assis Bentes is not an independent member of the Sustainability Committee. For further information, whereas Ms. Patricia Gracindo Marques de Assis Bentes is a member of the Board of Directors, see item 12.5/6 of this Reference Form. José Maurício Pereira Coelho 853.535.907-91 Mr. José Maurício Pereira Coelho is not an independent member of the Personnel and Governance Committee. For further information, whereas Mr. José Maurício Pereira Coelho is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Fernando Jorge Buso Gomes 370.624.177-34 Mr. Fernando Jorge Buso Gomes is not an independent member of the Personnel and Governance Committee. For further information, whereas Mr. Fernando Jorge Buso Gomes is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Fernando Jorge Buso Gomes 370.624.177-34 Mr. Fernando Jorge Buso Gomes is not an independent member of the Financial Committee. For further information, whereas Mr. Fernando Jorge Buso Gomes is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Marcel Juviniano Barros 029.310.198-10 Mr. Marcel Juviniano Barros is not an independent member of the Sustainability Committee. For further information, whereas Mr. Marcel Juviniano Barros is a member of the Board of Directors (see item 12.5/6 in this Reference Form). Ana Silvia Corso Matte 263.636.150-20 Ms. Ana Silvia Corso Matte is an independent member of the Personnel and Governance Committee in accordance with the Company’s independence criteria, under the terms of the Committee's regulations. Her main professional experiences in the last 5 years include: (i) Member of the Board of Directors of Cemig Telecom S.A. (between May 2013 and May 2015), (ii) Member of the Board of Directors and Coordinator and Member of the Human Resources Committee of Cemig Distribuidora de Energia S.A. (between January and May 2015), (iii) Member of the Board of Directors of Renova Energia S.A. (between March 2014 and April 2015), (iv) Coordinator and Member of the Human Resources Committee of Renova Energia S.A. (between February 2012 and April 2015), (v) Partner and Executive Officer of Ana Silvia Matte Consultora em Gestão Ltda. (since April 2012). She graduated in Law from the Federal University of Rio Grande do Sul - UFRGS (in December 1980) and completed her post-graduation in HR from PUC-RJ-IAG (July 1988). Ms. Ana Silvia Corso Matte has declared, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified her for the practice of any professional or commercial activity. Ms. Ana Silvia Corso Matte has stated that she is not a person politically exposed, as set out in the applicable regulations. Arthur Prado Silva 991.897.047-20

Mr. Arthur Prado Silva is not an independent member of the Personnel and Governance Committee. For further information, whereas Mr. Arthur Prado Silva is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Sandra Maria Guerra de Azevedo 947.562.798-72 Ms. Sandra Maria Guerra de Azevedo is not an independent member of the Personnel and Governance Committee, however, she is an independent member of the Company’s Board of Directors, in accordance with Novo Mercado's independence criteria. For further information, whereas Ms. Sandra Maria Guerra de Azevedo is an independent full member of the Board of Directors, see item 12.5/6 of this Reference Form. Yoshitomo Nishimitsu 060.569.787-61 Mr. Yoshitomo Nishimitsu is not an independent member of the Financial Committee. For further information, whereas Mr. Yoshitomo Nishimitsu is a member of the Board of Directors, see item 12.5/6 of this Reference Form. Luciano Siani Pires 013.907.897-56 Mr. Luciano Siani Pires is not an independent member of the Risk Executive Committee. For further information, whereas Mr. Luciano Siani Pires is a member of the Board of Executive Officers, see item 12.5/6 of this Reference Form. Luciano Siani Pires 013.907.897-56 Mr. Luciano Siani Pires is not an independent member of the Information Disclosure Committee. For further information, whereas Mr. Luciano Siani Pires is a member of the Board of Executive Officers, see item 12.5/6 of this Reference Form. Alexandre D’Ambrosio 042.170.338-50 Mr. Alexandre D'Ambrosio is not an independent member of the Information Disclosure Committee and the Ethics Committee. His main professional experiences in the last 5 years include: (i) Vale's General Advisor (since March 2018), (ii) Executive Vice-President (Statutory) of Banco Santanter S.A. (between May 2016 and February 2018), (iii) General Consultant and Global Executive Vice-President (Statutory Officer) of the Votorantim Group – holding (between June 2003 and April 2016). He graduated in Law from the University of São Paulo (December 1984), completed law lato sensus degree from Harvard Law School, Cambridge (1986) and Juris Doctor from National Law Center, George Washington University (1989). Mr. Alexandre D'Ambrosio has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Alexandre D'Ambrosio has stated that he is not a politically exposed person, as set out in the applicable regulations. Murilo Muller 877.208.929-68 Mr. Murilo Muller is not an independent member of the Information Disclosure Committee. His main professional experiences in the last 5 years include: (i) Auditing and Accounting Officer (since August 2017) of Vale, where he also held the positions of (ii) Auditing Projects Manager (between August 2013 and March 2015 ), and (iii) Auditing and Accounting Executive Manager (between March 2015 and August 2017), (iv) Associate Partner of PricewaterhouseCoopers Auditores Independentes (between July 1995 and August 2013), (v) Renova (Remediation of the Rio Doce) (since January 2017). Graduated in Accounting Sciences from the Federal University of Paraná (December 2001). Mr. Murilo Muller has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Murilo Muller stated that he is not a politically exposed person as set out in the applicable regulations. Marcelo da Silva Klein 991.737.357-87 Mr. Marcelo da Silva Klein is not an independent member of the Risk Executive Committee. His main professional experiences over the last 5 years include: (i) Vale’s Executive Manager for Operational Excellence (since February 2013). He graduated in Industrial Chemistry from PUC-RJ (in December 1988) and Chemical Engineering at UFRJ (in December 1990)> He completed a post-graduation course in Chemical Engineering from COPPEAD UFRJ (March 1992), Business Management by Fundação Dom Cabral (November 1992),

Master's Degree in Material Science from UFOP (July 2002) and MBA in Corporate Finance from IBMEC-RJ (September 2003). Mr. Marcelo da Silva Klein has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcelo da Silva Klein has stated that he is not a politically exposed person, as set out in the applicable regulations. Stephen Michael Potter 057.858.457-33 Mr. Stephen Michael Potter is not an independent member of the Risk Executive Committee. His main professional experiences over the last 5 years include: (i) Vale's Strategic Planning Officer (since September 2012), and (ii) Chairman of the Board of Directors of Tecnored (since October 2011). He graduated in Mining Engineering from Imperial College in London (in June 1993). Mr. Stephen Michael Potter has stated, for all legal purposes, that in the last 5 years, he has not been convicted of any criminal charge, any conviction in administrative proceedings of the Securities, or any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Stephen Michael Potter has not declared to be a politically exposed person, as defined in the applicable regulation. Alexandre de Aquino Pereira 025.867.857-70 Mr. Alexandre de Aquino Pereira is not an independent member of the Ethics Committee. His main professional experiences in the last 5 years include: (i) Vale's General Ombudsman (since August 2016), (ii) Vale's Ombudsman Manager (between April 2014 and August 2016), (iii) Vale’s General Manager for Financial and HR Services in Asia and the Pacific (From August 2011 to March 2014), (iv) Member of Valia’s Advisory Board - Private Pension Fund (since April 2018). He graduated in Computer Engineering from Instituto Tecnológico de Aeronáutica - ITA (December 1995), completed the Massachusetts Institute of Technology (MIT) Leadership Extension Course (February 2006) and the Extension Course in International Leadership from Institute for Management Development - IMD (July 2007). Mr. Alexandre de Aquino Pereira has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Mr. Alexandre de Aquino Pereira has stated that he is not a politically exposed person, as defined in the applicable regulations. Marina Barrenne de Artagão Quental 772.073.197-20 Ms. Marina Barrenne de Artagão Quental is not an independent member of the Ethics Committee. Her main professional experiences in the last 5 years include: (i) Vale's People Officer (since November 2017); (ii) Raízen Human Resources Vice President, a company in the energy and agribusiness sector, a joint venture between Royal Dutch Shell and Cosan (between April 2011 and November 2017), (iii) Vice-President of the Brazilian Association of Human Resources RJ (since December 2014). She graduated in Psychology from PUC/RJ (in December 1986), completed an MBA from Fundação Dom Cabral (December 2002). Ms. Marina Barrenne de Artagão Quental has declared, for all legal purposes, that in the last 5 years she has not received any criminal conviction, any conviction in an administrative proceeding of the Brazilian Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified her for the practice of any professional or commercial activity. Ms. Marina Barrenne de Artagão Quental stated that she is not a person politically exposed, as defined in the applicable regulations. Ricardo Henrique Baras 103.564.968-30 Mr. Ricardo Henrique Baras is not an independent member of the Ethics Committee. His main professional experiences over the last 5 years include: (i) Vale's Audit Officer (since August 2013), and (ii) Alternate Audit Officer of Alcoa Alumínio S.A. (between March and July 2013). He graduated in Business Administration from Pontifícia Universidade Católica de São Paulo (May 1990) and completed a post-graduate degree in Auditing from Fundação Álvares Penteado (October 1994). Mr. Ricardo Henrique Baras has stated, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Ricardo Henrique Baras has stated that he is not a politically exposed person, as defined in the applicable regulations. Andre Luiz da Rocha Figueiredo 008.522.637-83 Mr. Andre Luiz da Rocha Figueiredo is not an independent member of the Information Disclosure Committee. His main professional experiences over the last 5 years include: (i) Vale's Investor Relations Executive Manager (since May 2016). He graduated in Social Communication from Universidade Federal Fluminense (UFF) (December 1999), completed an MBA in Finance (December 2000) and a Master's degree in Business Administration from Manchester Business School in England (April 2014). Mr. Andre Luiz da Rocha Figueiredo

has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Andre Luiz da Rocha Figueiredo has stated that he is not a person politically exposed, as defined in the applicable regulations. André Moreira Santos 029.306.287-07 Mr. André Moreira Santos is not an independent member of the Risk Executive Committee. His main professional experiences in the last 5 years include: (i) Director of Compensation and Performance of TV Globo/ Mídia e Entretenimento (between August 2013 and March 2018) and (ii) Executive Manager of Compensation, Performance and HR Solutions for Vale (since March 2018). He graduated in Economics from PUC-RJ (in 2000), completed a Master's Degree in Business Administration from PUC-RJ (in 2004) and LLM - Corporate Law from IBMEC-RJ (in 2011). Mr. André Moreira Santos has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, any conviction by final and unappealable decision, at the judicial or administrative level, that has suspended or disqualified him for the practice of any professional or commercial activity. Mr. André Moreira Santos stated that he is not a person politically exposed, as defined in the applicable regulations. Ellen Gracie Northfleet 082.328.140-04 Ms. Ellen Gracie Northfleet is coordinator and independent member of the Extraordinary Independent Consulting Committee for Investigation (CIAE for Investigation), pursuant to independence criterion terms of Novo Mercado. Her main professional experiences in the last 5 years include: (i) lawyer with registration at OAB/RS and OAB/RJ (since December 2011), (ii) Member of Conjur of FIESP - Federation of Industries of the State of São Paulo and Vice - President of the CIESP/FIESP Mediation and Arbitration Chamber (since June 2012), (iii) Member of the Technical Council of the National Federation of Commerce of Goods, Services and Tourism - CNC (since August 2012), (iv) Member of the Brazilian Institute of Lawyers - IAB (since April 2013), (v) Member of the Board of Directors of the Brazilian Arbitration Committee - CBAr (since September 2012), (vi) Member of the Board of the International Center for Sports - ICAS (since January 2013), (vii) Member of the Sanctions Board of the World Bank (since January 2013), (viii) Member of the Board of the International Council for Commercial Arbitration - ICCA (since July 2012), (ix) Member of the International Association of Women Judges (IAWJ) (since March 2001), (x) Member of the Board of the World Justice Project (WJP), a non-profit institution (since January 2009), (xi) Chairman of the Petrobras Special Investigation Committee (between August 2013 and December 2018) President of the Eletrobras Special Investigation Committee (between July 2015 and May 2018), (xii) Chairman of the Special Investigation Committee of Eletrobras (between July 2015 and May 2018), (xiii) Minister of the Federal Supreme Court (from 2000 to 2011), where she also held the position of President (between 2006 and 2008), and (xiv) Sitting Minister of the Superior Electoral Court (between 2001 and 2004), where she also held the position of Vice-President (between 2003 and 2004). She graduated in Legal and Social Sciences at the School of Law of the Federal University of Rio Grande do Sul in 1970, completed her postgraduate studies in Social Anthropology at the Federal University of Rio Grande do Sul in 1982. Ms. Ellen Gracie Northfleet has declared, for all legal purposes, that in the last 5 years she has not received any criminal conviction, any conviction in an administrative proceeding of the Securities Commission, or any conviction by final judgment at judicial or administrative level, which has suspended or disqualified her for the practice of any professional or commercial activity. Ms. Ellen Gracie Northfleet stated that she is not a politically exposed person, as set out in the applicable regulations. Manuel de Almeida Martins 183.908.627-00 Mr. Manuel de Almeida Martins is independent member of the Extraordinary Independent Consulting Committee for Investigation (CIAE for Investigation), pursuant to independence criterion terms of Novo Mercado. His main professional experiences in the last 5 years include: (i) Managing partner of Almacon Engenharia (between December 1999 and April 2017), in the independent consultancy business. He graduated in Civil Engineering at the Federal University of Rio de Janeiro - UFRJ in December 1971. Mr. Manuel de Almeida Martins has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgement, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Manuel de Almeida Martins stated that he is not a politically exposed person, as set out in the applicable regulations. José Francisco Compagno 065.274.808-22 Mr. José Francisco Compagno is independent member of the Extraordinary Independent Consulting Committee for Investigation (CIAE for Investigation), pursuant to the independence criterion terms of Novo Mercado. His main professional experiences in the last 5 years include: (i) Leader Partner of the Forensic Area of Ernst & Young Auditores Independentes (between June 2001 and June 2018). Graduated in Accounting Sciences from Faculdades Metropolitanas Unidas – FMU/SP in December 1985. Mr. José Francisco

Compagno has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgement, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. José Francisco Compagno stated that he is not a politically exposed person, as set out in the applicable regulations. Leonardo Porciuncula Gomes Pereira 606.399.897-72 Mr. Leonardo Porciuncula Gomes Pereira is coordinator of the Extraordinary Independent Consulting Committee for Support and Recovery (CIAE for Support and Recovery), pursuant to the independence criterion terms of Novo Mercado. His main professional experiences over the last 5 years include: (i) President of CVM (from November 2012 to July 2017), (ii) Independent Advisor to the Oversight Advisory Committee of the World Health Organization (since April 2016), (iii) Coordinator of the Independent Investigation Committee of M Dias Branco (from April to December 2018) and (iv) Independent member of the Board of Directors of the Smiles Credit Guarantee Fund (since 2018). He graduated in Production Engineering from the Federal University of Rio de Janeiro (UFRJ) in December 1981 and in Economics from UCM in July 1987. He completed an MBA from Warwick University in December 1992 and a Senior Executive Program from the Columbia University in September 2005, Mr. Leonardo Porciuncula Gomes Pereira has declared, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by a final decision at a judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Leonardo Porciuncula Gomes Pereira has stated that he is a politically exposed person, as defined in the applicable regulations. Ana Cristina Fialho de Barros 021.113.167-92 Ms. Ana Cristina Fialho de Barros is an independent member of the Extraordinary Independent Consulting Committee for Support and Recovery (CIAE for Support and Recovery), pursuant to the independence criterion terms of Novo Mercado. Her main professional experiences in the last 5 years include: (i) National Secretary for Biodiversity and Forests in the Ministry of the Environment (between April 2015 and May 2016), (ii) Director of intelligent infrastructure for The Nature Conservancy in Latin America (between 2012 and 2015 and since 2016). Graduated in Biology, in the Ecology modality, from UFRJ, in 1992, completed a Non-degree in the PHD program in Public Policies and Environment from the School of Public and Environmental Affairs, Indiana University (IU), Bloomington, USA (between 1996 and 1997) and specialization in the Amazon Field Ecology Program from UNICAMP/OTS/INPA - Smithsonian, in Manaus/Amazonas, in 1993. Ms. Ana Cristina Fialho de Barros has stated, for all legal purposes, that in the last 5 years she has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by a final decision at the judicial or administrative level, which has suspended or disqualified her for the practice of any professional or commercial activity. Ms. Ana Cristina Fialho de Barros has stated that she is a politically exposed person as set out in the applicable regulations. Márcio Gagliato 221.384.068-73 Mr. Márcio Gagliato is an independent member of the Extraordinary Independent Consulting Committee for Support and Recovery (CIAE for Support and Recovery), pursuant to the independence criterion terms of Novo Mercado. His main professional experiences in the last 5 years include: (i) Technical Consultant for United Nations Agencies and International Non-Governmental Organizations (since 2015), (ii) MHPSS Delegate of the International Committee of the Red Cross (between 2011 and 2017), (iii) IOM Programme Manager (between 2012 and 2014), (iv) International Consultant of UNICEF, WHO, IFRC, IMC, CARE International, SOS Children's Village and Chemonics. Graduated in Psychology from PUC-SP, in 2006, he completed a Master's Degree in Social Psychology from PUC-SP in 2008 and a PhD in Sciences from the School of Public Health (USP) in 2018. He specialized in (i) Psychosocial Interventions in Emergency Displacement Training from Scuola Santana, Italy, in June 2012, (ii) Emergency Preparedness Plan, Atlanta, CARE, in 2008, (iii) Emergency Response Foundation Course ECHO, Managua, Nicaragua, in 2011, and (iii) Sphere Project ToT, Recife, Brazil, in 2009. Mr. Márcio Gagliato has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgment, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Márcio Gagliato stated that he is not a politically exposed person, as set out in the applicable regulations. Flávio Miguez de Mello 030.921.517-04 Mr. Flávio Miguez de Mello is coordinator of the Extraordinary Independent Consulting Committee for Dam Safety (CIAE for Dam Safety), pursuant to the independence criterion terms of Novo Mercado. His main professional experiences over the last 5 years include: (i) Partner and Technical Responsible at Geologos Consultores Ltda., a consulting company in engineering and geology (since 1984); (ii) Vice President of the National Academy of Engineering (since April 2017); (iii) Partner and Manager at Aventureiro Eletricidade Ltda.

(since February 2011); (iv) Managing Partner at Monte Verde Eletricidade Ltda. (since February 2011); and (v) Partner at Fagundes Energética Ltda. (since August 2015). He graduated in Civil Engineering from the Federal University of Rio de Janeiro in 1967, completed a Master’s Degree in Geology at the Federal University of Rio de Janeiro in 1975 and a University Extension Course in System Engineering at the University of Florida in 1967. Mr. Flávio Miguez de Mello has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgment, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Flávio Miguez de Mello stated that he is not a politically exposed person, as set out in the applicable regulations. Willy Alvarenga Lacerda 290.142.397-34 Mr. Willy Alvarenga Lacerda is an independent member of the Extraordinary Independent Consulting Committee for Dam Safety (CIAE for Dam Safety), pursuant to the independence criterion terms of Novo Mercado. His main professional experiences over the last 5 years include: (i) Partner and director of W. Lacerda Consultoria e Projetos em Geotecnia Eireli (since 2008).He graduated in Civil Engineering from the University of Brazil National School of Engineering in 1958, completed a Master’s Degree of Science in Geotechnical Engineering at the University of California – Berkeley in 1969 and a PhD in Geotechnical Engineering at the University of California – Berkeley in 1976. Mr. Willy Alvarenga Lacerda has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgment, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Willy Alvarenga Lacerda stated that he is not a politically exposed person, as set out in the applicable regulations. Eduardo de Salles Bartolomeo 845.567.307-91 Mr. Eduardo de Salles Bartolomeo is not an independent member of the Information Disclosure Committee. For further information, whereas Mr. Eduardo de Salles Bartolomeo is Chief Executive Officer, see item 12.5/6 of this Reference Form. Pedro Cesar Repetto Passport 530923631 Mr. Pedro Cesar Repetto is an independent member of the Extraordinary Independent Consulting Committee for Dam Safety (CIAE for Dam Safety), pursuant to the independence criterion terms of Novo Mercado. His main professional experiences in the last 5 years include: (i) President of Repetto Consulting LLC, a company operating in the civil and geotechnical engineering business (since July 2008). He graduated in Civil Engineering from the Catholic University of Peru in 1965 and completed a Master's Degree in Science in Civil Engineering from Purdue University (USA) in 1969. Mr. Pedro Cesar Repetto has declared, for all legal purposes, that in the last five years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by final judgement, at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Pedro Cesar Repetto has stated that he is not a politically exposed person, as set out in the applicable regulations. Eduardo de Oliveira Rodrigues Filho 442.810.487-15 Mr. Eduardo de Oliveira Rodrigues Filho is not an independent member of the Compliance and Risk Committee. For further information, whereas Mr. Eduardo de Oliveira Rodrigues Filho is a Member of the Board of Directors, see item 12.5/6 of this Reference Form. Marcelo Augusto Dutra Labuto 536.238.081-53 Mr. Marcelo Augusto Dutra Labuto is not an independent member of the Compliance and Risk Committee. For further information, whereas Mr. Marcelo Augusto Dutra Labuto is a Member of the Board of Directors, see item 12.5/6 of this Reference Form. Hugo Serrado Stoffel 304.429.237-91 Mr. Hugo Serrado Stoffel is not an independent member of the Compliance and Risk Committee. For further information, whereas Mr. Hugo Serrado Stoffel is a Member of the Board of Directors, see item 12.5/6 of this Reference Form.

12.9 - Existence of a marital relationship, common-law marriage or kinship until the 2nd degree related to the officers of the issuer, subsidiaries and controllers Justification for not completing the table: All members of Vale's Board of Directors, Board of Executive Officers and Fiscal Council have stated individually and for all legal purposes that there is no marital relationship, common-law marriage or kinship relationship between them and (i) other officers of Vale; (ii) officers of the direct or indirect subsidiaries of Vale; (iii) direct or indirect controlling shareholders of Vale; and (iv) the officers of Vale's direct and indirect controlling companies. Moreover, all members of the Executive Board of Directors, Board of Directors and Fiscal Council of the direct and indirect subsidiaries of Vale have declared, individually and for all legal purposes, that there is no marital relationship, common-law marriage or kinship up to the second degree between them and direct or indirect controllers of Vale.

12.10 - Relationship of subordination, service provision or control between managers and subsidiaries, controllers and others Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2018 Issuer Manager Arthur Prado Silva 991.897.047-20 Subordination Indirect Controller Director Related person Banco do Brasil Employees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. Arthur Prado Silva is Executive Manager of the Banco do Brasil Employees' Pension Fund (PREVI), which holds an indirect interest in the Company through Litel Participações S.A., which is a signatory to Vale Shareholders’ Agreement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2016 Issuer Manager Gilmar Dalilo Cezar Wanderley 084.489.987-90 Subordination Indirect Controller Director Related person Banco do Brasil Employees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. Gilmar Dalilo Cezar Wanderley is Manager of Equity Holdings of Banco do Brasil's Employees' Pension Fund (PREVI), which holds an indirect interest in the Company through Litel Participações S.A., which, in turn, is a signatory to Vale Shareholders’ Agreement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2017 Issuer Manager Gilmar Dalilo Cezar Wanderley 084.489.987-90 Subordination Indirect Controller Director Related person Banco do Brasil Employees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. Gilmar Dalilo Cezar Wanderley is Manager of Equity Holdings of Banco do Brasil's Employees' Pension Fund (PREVI), which holds an indirect interest in the Company through Litel Participações S.A., which, in turn, is a signatory to Vale Shareholders’ Agreement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2018 Issuer Manager Gilmar Dalilo Cezar Wanderley 084.489.987-90 Subordination Indirect Controller Director Related person Banco do Brasil Employees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. Gilmar Dalilo Cezar Wanderley is Manager of Equity Holdings of Banco do Brasil's Employees' Pension Fund (PREVI), which holds an indirect interest in the Company through Litel Participações S.A., which, in turn, is a signatory to Vale Shareholders’ Agreement. For information on this agreement, see item 15.5 of this Reference Form.

 Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2018 Issuer Manager Oscar Augusto Camargo Filho 030.754.948-87 Service provision Direct Controller Director Related person CWH Consultoria em Gestão Empresarial 26.703.816/0001-75 Note Mr. Oscar Augusto Camargo Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and a signatory of Vale’s shareholders’ agreement. For further information on this agreement, see item 15.5 in this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2018 Issuer Manager José Maurício Pereira Coelho 853.535.907-91 Subordination Indirect Controller Director Related person Banco do Brasil Employees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. José Maurício Pereira Coelho is President of Banco do Brasil Employees' Pension Fund – PREVI, which holds an indirect interest in the Company through Litel Participações S.A., which, in turn, is a signatory to Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2016 Issuer Manager Arthur Prado Silva 991.897.047-20 Subordination Indirect Controller Director Related person Banco do Brasil Employees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. Arthur Prado Silva is Executive Manager of the Banco do Brasil Employees' Pension Fund (PREVI), which holds an indirect interest in the Company through Litel Participações S.A., which is a signatory to Vale Shareholders’ Agreement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2017 Issuer Manager Arthur Prado Silva 991.897.047-20 Subordination Indirect Controller Director Related person Banco do Brasil Employees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. Arthur Prado Silva is Executive Manager of the Banco do Brasil Employees' Pension Fund (PREVI), which holds an indirect interest in the Company through Litel Participações S.A., which is a signatory to Vale Shareholders’ Agreement. For information on this agreement, see item 15.5 of this Reference Form.

 Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2017 Issuer Manager Ivan Luiz Modesto Schara 888.693.267-72 Subordination Indirect Controller Director Related person Banco do Brasil Employees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. Ivan Luiz Modesto Schara is Executive Manager of Banco do Brasil Employees' Pension Fund –PREVI, which holds an indirect interest in the Company through Litel Participações S.A., which, in turn, is a signatory to Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2018 Issuer Manager Ivan Luiz Modesto Schara 888.693.267-72 Subordination Indirect Controller Director Related person Banco do Brasil Employees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. Ivan Luiz Modesto Schara is Executive Manager of Banco do Brasil Employees' Pension Fund –PREVI, which holds an indirect interest in the Company through Litel Participações S.A., which, in turn, is a signatory to Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2016 Issuer Manager Oscar Augusto Camargo Filho 030.754.948-87 Service provision Direct Controller Director Related person CWH Consultoria em Gestão Empresarial 26.703.816/0001-75 Note Mr. Oscar Augusto Camargo Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which in turn is a shareholder of the Company and a signatory of Vale shareholders’ agreement. For further information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2017 Issuer Manager Oscar Augusto Camargo Filho 030.754.948-87 Service provision Direct Controller Director Related person CWH Consultoria em Gestão Empresarial 26.703.816/0001-75 Note Mr. Oscar Augusto Camargo Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which in turn is a shareholder of the Company and a signatory of Vale shareholders’ agreement. For further information on this agreement, see item 15.5 of this Reference Form.

 Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2017 Issuer Manager Hugo Serrado Stoffel 304.429.237-91 Service provision Direct Controller Director Related person CWH Consultoria em Gestão Empresarial 26.703.816/0001-75 Note Mr. Oscar Augusto Camargo Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which in turn is a shareholder of the Company and a signatory of Vale shareholders’ agreement. For further information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2018 Issuer Manager Hugo Serrado Stoffel 304.429.237-91 Service provision Direct Controller Director Related person CWH Consultoria em Gestão Empresarial 26.703.816/0001-75 Note Mr. Hugo Serrado Stoffel is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and a signatory of Vale’s shareholders’ agreement. For further information on this agreement, see item 15.5 in this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2016 Issuer Manager Isabella Saboya de Albuquerque 017.919.007-55 Subordination Direct Controller Director Related person Bradespar 03.847.461/0001-92 Note Ms. Isabella Saboya de Albuquerque has held the position of member of the Fiscal Council of Bradespar, which holds interest in the Company and is a signatory to the Vale Shareholders’ Agreement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2016 Issuer Manager Ivan Luiz Modesto Schara 888.693.267-72 Subordination Indirect Controller Director Related person Banco do Brasil Employees' Pension Fund - PREVI. 33.754.482 / 0001-24 Note Mr. Ivan Luiz Modesto Schara is Executive Manager of Banco do Brasil Employees' Pension Fund –PREVI, which holds an indirect interest in the Company through Litel Participações S.A., which, in turn, is a signatory to Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 of this Reference Form.

 Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2016 Issuer Manager Eduardo de Oliveira Rodrigues Filho 442.810.487-15 Service provision Direct Controller Director Related person CWH Consultoria em Gestão Empresarial 26.703.816/0001-75 Note Mr. Oscar Augusto Camargo Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which in turn is a shareholder of the Company and a signatory of Vale shareholders’ agreement. For further information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2017 Issuer Manager Eduardo de Oliveira Rodrigues Filho 442.810.487-15 Service provision Direct Controller Director Related person CWH Consultoria em Gestão Empresarial 26.703.816/0001-75 Note Mr. Oscar Augusto Camargo Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which in turn is a shareholder of the Company and a signatory of Vale shareholders’ agreement. For further information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2018 Issuer Manager Eduardo de Oliveira Rodrigues Filho 442.810.487-15 Service provision Direct Controller Director Related person CWH Consultoria em Gestão Empresarial 26.703.816/0001-75 Note Mr. Eduardo de Oliveira Rodrigues Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and a signatory of Vale’s shareholders’ agreement. For further information on this agreement, see item 15.5 in this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2016 Issuer Manager Hugo Serrado Stoffel 304.429.237-91 Service provision Direct Controller Director Related person CWH Consultoria em Gestão Empresarial 26.703.816/0001-75 Note Mr. Hugo Serrado Stoffel is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has an agreement to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and a signatory to Vale’s shareholders’ agreement. For further information on said agreement, see item 15.5 in this Reference Form.

 Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2016 Issuer Manager Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2017 Issuer Manager José Luciano Duarte Penido 091.760.806-25 Subordination Direct Controller Director Related person Fibria Cellulose 60.643.228/0001-21 Note Mr. José Luciano Duarte Penido was the Chairman of the Board of Directors of Fibria Celulose, whose controlling shareholder was the National Economic and Social Development Bank - BNDES, which holds interest in the Company and is a signatory to the Vale Shareholders' Agreement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2018 Issuer Manager José Luciano Duarte Penido 091.760.806-25 Subordination Direct Controller Director Related person Fibria Cellulose 60.643.228/0001-21 Note Mr. José Luciano Duarte Penido was the Chairman of the Board of Directors of Fibria Celulose, whose controlling shareholder was the National Economic and Social Development Bank - BNDES, which holds interest in the Company and is a signatory to Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2017 Issuer Manager Johan Albino Ribeiro 001.307.978-63 Subordination Direct Controller Director Related person Bradespar 03.847.461/0001-92 Note Mr. Johan Albino Ribeiro is a Director of Bradespar, which holds interest in the Company and is a signatory to the Vale Shareholders’ Agreement. For information on this agreement, see item 15.5 of this Reference Form. Identification CPF/CNPJ Relationship type of Management member with related person Type of related person Position/Function Reporting Period 12/31/2018 Issuer Manager Johan Albino Ribeiro 001.307.978-63 Subordination Direct Controller Director Related person Bradespar 03.847.461/0001-92 Note Mr. Johan Albino Ribeiro is a Director of Bradespar, which holds interest in the Company and is a signatory to Vale’s Shareholders’ Agreement. For information on this agreement, see item 15.5 in this Reference Form.

José Luciano Duarte Penido 091.760.806-25 Subordination Direct Controller Director Related person Fibria Cellulose 60.643.228/0001-21 Note Mr. José Luciano Duarte Penido was the Chairman of the Board of Directors of Fibria Celulose, whose controlling shareholder was the National Economic and Social Development Bank - BNDES, which holds interest in the Company and is a signatory to the Vale Shareholders' Agreement. For information on this agreement, see item 15.5 of this Reference Form.

12.11 - Agreements, including insurance policies, for payment or reimbursement of expenses borne by management members D&O Vale holds global liability insurance coverage for Officers and Management Members (D&O), procured with a group of insurers and reinsurers led by Zurich Minas Brasil Seguros S/A, upon payment of a premium of US$ 3,316,036.21, in effect from October 31st, 2018 o October 31st, 2019, representing the total indemnity limit of US$ 150 million. This insurance extends to the members of the Board of Directors, Board of Executive Officers, Fiscal Council and any other statutory body, as well as some employees at strategic/managerial levels, both of the Company and its subsidiaries ("Insured"). The purpose of the insurance is to pay financial losses arising from claims against the Insured due to wrongful acts or omissions that may occur in the performance of his/her duties. Said policy, in addition to comprising the repair of damages caused to third parties, to Vale and its subsidiaries by charges made by government agencies, also covers agreements previously authorized by the insurer with the purpose of closing administrative or judicial proceedings. The coverage of the policy also extends to the payment of defense costs of the Insured, as and when due. In addition to the aforementioned coverages, the insurance provides additional guarantees for cases of liability that may affect spouses, heirs, successors, legal representatives and people appointed by Vale to act as Management Members of external entities. In addition, the policy also guarantees coverage for fines and civil and administrative penalties, liability for environmental damages, freeze of assets and online attachment, and also coverage for Vale arising from claims for losses of bonds/securities, exclusively in the stock market. Fines covered by the D&O policy refer to civil and administrative proceedings. Regarding the agreements, the coverage envisaged aims to close the process and all the amounts included in the agreement are subject to coverage in the policy, provided they have prior consent and express agreement of the insurer. Indemnity Agreement In order to strengthen D&O, Vale also enters into an Indemnity Contract with the members of the Board of Directors, Executive Officers (“Directors”) and members of the Extraordinary Independent Advisory Committees (“CIAE Members”). Through such agreement, the Company undertakes to ensure and pay for (i) the reasonable expenses that the mentioned Directors and CIAE Members have proven to incur; and (ii) the amounts they are required to pay, due to an investigation, arbitral and/or judicial administrative proceedings as a result of an act or omission practiced in the exercise of his/her duties at Vale and/or any of its subsidiaries/affiliates, as the case may be, since the Director or CIAE Member has performed such act or omission in good faith and in Vale's best interest. The indemnity includes, but is not limited to, all legal and/or administrative expenses, as well as any amounts due as damages, interest and fines. It is important to emphasize that the Indemnity Contract does not cover fraud, bad faith, misuse of purpose, any malicious act or typified as a willful crime, an action of liability brought by Vale against the Director or Member of the CIAE, a case filed by the Director or Member of the CIAE against Vale, a practice of indiscipline or insubordination or abandonment of the position by the Director and indemnification, expenses or amounts paid to the Director under the applicable coverages of any D&O policy. a)for which reason the company preferred the indemnity contract instead of entering into a civil liability insurance contract with similar coverage (CVM Procedure No. RJ2009/8316)

Although Vale's management members also have D&O Insurance, Vale has chosen to grant them an Indemnity Contract with a greater scope than the D&Os available in the market, in order to ensure that such management members have the security and stability required to perform their duties. b)the quoted amount of civil liability insurance premium that provides for coverage similar to the indemnity contract The Company has not budgeted for civil liability insurance that provides similar coverage to the Indemnity Contract, since it understands that the Indemnity Contract is complementary to D&O. c)whether the guarantee offered by the indemnity contract includes the payment or reimbursement of indemnities that the management members are obligated to pay when they are liable for damages caused to third parties as a result of willful misconduct or any unlawful acts committed prior to the provision of the contract The coverage offered to the Directors and Members of the CIAE under the Indemnity Agreement only extends to acts performed by them in good faith and in Vale's best interest. As mentioned above, the Indemnity Contract does not cover fraud, bad faith, misuse of purpose, any malicious act or typified as a felony, an action brought by Vale against the Administrator or Member CIAE Member, a case filed by the Administrator or CIAE Member against Vale, a practice of indiscipline or insubordination or abandonment of the position by the Administrator and indemnification, expenses or amounts paid to the Administrator under the applicable cover of any D&O policy. d)whether the guarantee offered by the indemnity contract includes the payment or reimbursement of fines resulting from conviction in criminal proceedings or in administrative proceedings or fines provided for in agreements for the termination of administrative processes supported by the management members The Indemnity Contracts entered into by Vale do not allow the payment or reimbursement of amounts resulting from the conviction of the CIAEs’ Management Members in criminal action. In the event of conviction in administrative proceedings or signature of agreements for their closure, the reimbursement of amounts or payment of indemnities to the Management Members is permitted provided that the action or omission has occurred in good faith and in the best interest of the Company and does not fit in cases of exclusion from the guarantee. Judicial or extrajudicial agreements or terms of commitment may only be indemnified with the Administrator or Member of the CIAE who have been previously authorized in writing by Vale. e) in case of a positive response to at least one of the two previous items, why management believes that such a guarantee would be in the best interest of the company Not applicable, considering the information provided in items "c" and "d" above. f) the main clauses contained in the indemnity contract, including the overall or annual limit of coverage guaranteed to beneficiaries, where applicable, as well as the period of coverage set out in said document The main clauses of the Indemnity Contract provide: (i) the coverage items; (ii) cases of exclusion from coverage; (iii) the duration of the coverage, which includes, also, the proceedings filed after the expiration of the term of management of the member, provided that the act questioned was practiced during the exercise of his/her position; (iv) the procedure for sponsoring the defense of the management member; (v) the subrogation of Vale in any reimbursement by the D&O Insurance Policy. Finally, the Indemnity Contract entered into by Vale does not provide for a global or annual coverage limit.

g)which body of the company is competent to determine the payment or reimbursement that the management members are entitled to under the indemnity contract and how that body will deal with the conflicts of interest inherent to the decision The notifications regarding Indemnity Contracts entered into between Vale and any members of the Board of Directors or Board of Executive Officers shall be forwarded to the Board of Directors for resolution. Under the terms of the Related Party Transactions Policy, the member of the Board of Directors involved should step away, even physically, from any discussions in the Board of Directors on the subject. For further information on the Related Party Transactions Policy see item 16.1 of this Reference Form. The Board of Directors will assess whether the CIAE Members fall under the aforementioned exclusions.

12.12 - Other Relevant Information Additional information on item 12.1 Board of Directors and Fiscal Council Pursuant to Article 14 of the Articles of Incorporation, the Board of Directors shall, among other duties, resolve on recommendations submitted by the Company's Fiscal Council arising from its legal and statutory attributions . In reporting period 2018, 2 participations of the Fiscal Council were scheduled and held at meetings of the Board of Directors, as well as provided for the reporting period of 2019 and 4 participations of the Fiscal Council at meetings of the Board of Directors. Board of Executive Officers and Statutory Audit Committee As mentioned in Item 12.1(a)ii of this Reference Form, the Board of Directors has not yet appointed members of the Audit Committee, which is why, in reporting period of 2018, joint meetings of the Board of Executive Officers and the Statutory Audit Committee were not scheduled and held, as well as joint meetings of the Executive Board and the Statutory Audit Committee are not yet scheduled for the reporting period of 2019. Additional information on item 12.5/6 Due to restrictions of the system, the following is the full resume of Mr. Marcelo Gasparino da Silva: Marcelo Gasparino da Silva 807.383.469-34 He is an independent alternate member of Vale’s Board of Directors (since May 2019), where he also held the position of alternate member of the Board of Directors (between May 2016 and April 2017). His main professional experiences over the last 5 years include: (i) Chairman of the Board of Directors (since April 2018) and Coordinator of the Legal and Compliance Committee (between 2015 and 2017) of ETERNIT S.A., a publicly-traded company specialized in various activities such as exploration of farming activities, purchase and sale of gold, industrialization of cement products, concrete, gypsum, among others; (ii) Member of the Board of Directors (since April 2016) and member of the Finance, Audit and Risk Committee (between 2017 and 2018) of CEMIG, a publicly-traded company in the energy distribution business; (iii) Member of the Board of Directors (between 2018 and 2019 and between 2011 and 2014), member of the Legal and Audit Committee (between 2012 and 2014) and Legal and Institutional Officer (between 2007 and 2009) of CELESC, an energy holding company; (iv) Member of the Board of Directors of KEPLER WEBER (since April 2019), a publicly-traded company in the industry and trade of products and raw materials related to metallurgy, import and export, service provision, trade in agribusiness products; (v) Member of the Board of Directors of BRASKEM (since 2018), a publicly-traded petrochemical company; (vi) Institutional Consultant of the Innovare Prize (since June 2004); (vii) Alternate member of the Fiscal Council (from April 2017 to April 2018) of Petróleo Brasileiro S.A., a publicly-traded company in the petrochemical and energy industry; (viii) Chairman of the Board of Directors (between 2015 and 2016) and independent member of the Board of Directors (between 2012 and 2016) of Usiminas, a publicly-traded company in the steel industry; (ix) Member of the Board of Directors (from April 2015 to April 2016) and member of the Fiscal Council (between 2014 and 2015) of Bradespar, a publicly-traded company in the investment sector; (x) Member of the Board of Directors of Battistella, a publicly-traded company in the port logistics, heavy vehicles and forestry sector (from April 2016 to April 2017); (xi) Member of the Board of Directors (between 2012 and 2014 and from April 2015 to April 2016), member of the Fiscal Council (between 2014 and 2015) and member of the Audit Committee (between 2013 and 2014 and in 2016) of Eletrobras, a publicly-held company in the electric power industry; (xii) Member of the Board of Directors of Tecnisa (between 2012 and 2014); (xiii) Member of the Board of Directors of Tecnisa (between 2012 and 2014); (xiv) Member of the Board of Directors of Usiminas (between 2012 and 2016); (xv) Independent Member of the Board of Directors (from April 2016 to April 2018), Member

Information on the election of the Company's Executive Officers (item 12.5/6) On March 2nd, 2019, considering the letters sent by Messrs. Fabio Schvartsman and Gerd Peter Poppinga, whereby the aforementioned gentlemen, when taking notice of Recommendation No. 11/2019 of the Federal Prosecution Office and the Prosecution Office of the State of Minas Gerais, together with the Federal Police and the Civil Police of the State of Minas Gerais, requested their temporary removal from office as Chief Executive Officer and Vale’s Executive Officer for Ferrous and Coal, respectively, until the authorities complete their investigations on the causes and circumstances of the failure of Dam B1 of the Córrego do Feijão Mine, in the City of Brumadinho, in Minas Gerais, stressing that they are absolutely convinced that they have always acted within the strictest legality in the exercise of their functions, under the terms of said letters, the Board of Directors accepted the requests for temporary removal as mentioned above, and approved the (i) appointment of Mr. Eduardo de Salles Bartolomeo as acting Chief Executive Officer; and Mr. Claudio de Oliveira Alves, as acting Executive Officer responsible for the Ferrous and Coal area, to temporarily hold management office until May 26, 2019; and (ii) appointment of Mr. Mark James Travers, Canadian, as acting Executive Officer in charge of Vale's Base Metals area, provided that his investiture will be subject to the granting of the appropriate visa and authorization for work by the Ministry of Labor and Employment. Thereafter, on April 29th, 2019, at a Board of Directors meeting, Mr. Eduardo de Salles Bartolomeo was confirmed as Chief Executive Officer. Mr. Fabio Schvartsman remains in the Company as a statutory Executive Officer, but in a situation of temporary removal from office. Also, on May 24th, 2019, Mr. Marcello Magistrini Spinelli was appointed as Executive Officer for Ferrous and Coal by the Chief Executive Officer, Eduardo Bartolomeo, replacing Mr. Claudio de Oliveira Alves, with the term of office scheduled to start on May 30th, 2019. Information on the investiture of Mr. Rodrigo Toledo Cabral Cota (item 12.5/6) At the Annual and Special Shareholders' Meeting held on April 30th, 2019, Mr. Rodrigo Toledo Cabral Cota was elected to Vale’s Fiscal Council. However, by the date of this Reference Form, his investiture not yet taken place. Upon the occurrence his investiture, this Form will be updated again. Information on the investiture of Mr. Marcello Magistrini Spinelli (item 12.5/6) of the Fiscal Council (between 2012 and 2013), as well as Chairman of the Related Parties Committee and member of the Audit Committee (between 2017 and 2018) of AES Eletropaulo, a publicly-held company in the energy sector; (xvi) Member of the Fiscal Council of AES Tietê (between 2013 and 2014); (xvii) Co-founder and coordinator of the Santa Catarina Chapter; (xviii) Member of AMEC Technical Committee; (xix) Member of the Legal Commission; and member of the Committee of Government-Controlled Private Companies; (xx) Member of AMEC Technical Committee from IBGC; (xxi) Professor of the discipline Board of Directors in the Corporate Governance Program of Fundação Escola de Governo ENA Brasil; and (xxii) University professor of UNISUL in the disciplines of tax law and financial law (between 2000 and 2002). He graduated in Law from the Federal University of Santa Catarina (UFSC) in January 1995, completed a specialization course in Corporate Tax Administration at UNICA/ESAG in 2000; he passed a certification examination for members of board of directors by the Brazilian Institute of Corporate Governance (IBGC) and attended the CEO FGV Program at IBE/FGV/IDE in 2016 and 2017. Mr. Marcelo Gasparino da Silva has stated, for all legal purposes, that in the last 5 years he has not been convicted of any criminal offense, any conviction in an administrative proceeding of the Brazilian Securities Commission, or any conviction by a final decision at the judicial or administrative level, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Marcelo Gasparino da Silva has stated that he is a politically exposed person, as set out in the applicable regulations. Mr. Marcelo Gasparino da Silva is an independent member of the Company’s Board of Directors in accordance with the Independence Criteria of Novo Mercado Listing Regulation.

On May 24th, 2019, Mr. Marcello Magistrini Spinelli was appointed as Executive Officer for Ferrous and Coal at Vale. However, by the date of this Reference Form, his investiture not yet taken place. Upon the occurrence his investiture, this Form will be updated again. Information on the effectiveness conditions for the investiture of Mr. Mark James Travers (item 12.5/6) On March 2nd, 2019, Mr. Mark James Travers was indicated by the Company's Board of Directors to hold the position of acting Executive Officer of Vale's Basic Metals. The investiture of the elected Officer is conditioned upon the granting of the appropriate visa and authorization to work by the Ministry of Labor and Employment. Independent Extraordinary Advisory Committees to the Board of Directors Pursuant to article 19 of the Company's Bylaws, the rules regarding the functioning and attributions of each CIAE shall be defined by the Board of Directors and established in the Internal Regulations of the respective CIAE, as described below: (A) CIAE for Support and Recovery: The CIAE’s Internal Regulations for Support and Reparation were approved at the Board of Directors Meeting held on March 19th, 2019 and are available for consultation on CVM’s (www.cvm.gov.br) and on Vale’s (http://www.vale.com/EN/investors/corporate-governance/board-committees-councils/Pages/default.aspx ) websites. Pursuant to its internal regulations, it is incumbent upon the CIAE for Support and Recovery: 1. to monitor and follow up the measures taken by the Company and its Management Members to provide assistance and support to victims and affected families and communities (“Affected People”), directly or indirectly, and environmental recovery of the area affected by the failure of the Dam, so as to ensure that all the required resources are used for this purpose; 2. to examine the Company's action plans related to the support to the Affected People and to the repair of the social and environmental impacts caused by the failure of the Dam ("Action Plans"); 3. to recommend to the Company’s Board of Directors measures to be taken for the improvement and effective compliance with the support and repair actions related to the failure of the Dam; 4. to receive from the Company's management a copy of final or partial plans and agreements, progress reports and other information necessary for the exercise of its functions; 5. to forward to the Board of Directors the results of any studies, opinions and reports produced by the Committee (including through its advisors) or commissioned from third parties, as part of its advisory activities to support the Affected People and repair the area affected by the failure of the Dam; 6. to monitor the progress of the Action Plans; and 7. to monitor the information on the affected communities and environmental conditions in the areas impacted by the failure of the Dam in Brumadinho - MG and its surroundings, to support the recommendations to the Board of Directors. (B) CIAE for Investigation:

The CIAE’s Internal Regulations for Investigation were approved at the Board of Directors Meeting held on April 10th, 2019 and are available for consultation on CVM’s (www.cvm.gov.br) and on Vale’s (http://www.vale.com/EN/investors/corporate-governance/board-committees-councils/Pages/default.aspx ) websites. Pursuant to its internal regulations, it is incumbent upon the CIAE for Investigation: 1. to structure, monitor and supervise the work carried out by the Assessment Team, regarding the identification of the causes of the failure of the Dam and the resulting liabilities; 2. to examine the action plans proposed by the Assessment Team to investigate the causes of the failure of the Dam and any liabilities (“Action Plans"); 3. to receive periodic reports from the Assessment Team on the fulfillment of the Action Plans; 4. to report to the Board of Directors, through presentations, the development of the activities to determine the causes of the failure of the Dam and any related liabilities, when requested or at intervals to be established; 5. to submit to the Board of Directors recommendations for measures to be adopted by the Company with a view to the effective fulfillment of the Action Plans; 6. to ensure that investigation preserves its independence and is not impeded or hindered; 7. to establish the necessary procedures for the preservation of confidentiality, legal privileges and immunities applicable to the information, documents and parts produced by the Assessment Team and by the Committee, or obtained otherwise; and 8. to establish the channels of communication with the competent authorities, as that they deem appropriate. (C) CIAE for Dam Safety: The Internal Regulations for the CIAE for Dam Safety were approved at the Board of Directors Meeting held on April 10th, 2019 and are available for consultation on CVM’s (www.cvm.gov.br) and on Vale’s (http://www.vale.com/EN/investors/corporate-governance/board-committees-councils/Pages/default.aspx) websites. Pursuant to its internal regulations, it is incumbent upon the CIAE for Dam Safety: 1. to analyze the current safety conditions of the dams and dikes located in Brazil used by the Company in its activities, with priority for structures raised using the upstream method and those located in an area of attention, in order to diagnose any measures to be taken to reinforce such security conditions and recommend its adoption by the Company, based on the most advanced national and international methodologies; 2. to examine the action plans proposed by the Company's management regarding the safety of the Dams used by the Company (“Action Plans") and the governance related to safety management and the Action Plans and to recommend measures for their improvement; 3. to receive periodic reports from the Company's management on the fulfillment of the Action Plans and on the adoption of the measures recommended by the Committee;

4. to report to the Board of Directors, through reports and presentations, the development of the activities of the Committee; and 5. to provide the Board of Directors with a report with recommendations on measures to be taken to strengthen the safety conditions of Dams. Additional information on the participation of members of the board of Executive Officers and fiscal council of the Company in meetings held by the respective body (item 12.6) Fiscal Council Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Director % of member's participation in meetings held after divestiture Marcus Vinícius Dias Severini 12 100% Eduardo Cesar Pasa 12 100% Board of Directors Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Director % of member's participation in meetings held after divestiture Arthur Prado Silva 16 0% Lucio Azevedo 16 81% Iran da Cunha Santos N/A N/A José Maurício Pereira Coelho N/A N/A Eduardo de Oliveira Rodrigues Filho 16 13% Oscar Augusto Camargo Filho 16 75% Yoshitomo Nishimtsu 16 6% Marcio Hamilton Ferreira N/A N/A Marcelo Augusto Dutra Labuto N/A N/A José Luciano Duarte Penido N/A N/A Marcia Fragoso Soares N/A N/A Ivan Luiz Modesto Schara N/A N/A Johan Albino Ribeiro N/A N/A Marcel Juviniano Barros 16 94% Fernando Jorge Buso Gomes 16 94% Sandra Maria Guerra de Azevedo 16 100% Isabella Saboya de Albuquerque 16 94% Toshiya Asahi 16 88% Gilmar Dalilo Cezar Wanderley 16 6% Hugo Serrado Stoffel N/A N/A Adriano Cives Seabra N/A N/A Patricia Gracindo Marques de Assis Bentes N/A N/A Marcelo Gasparino da Silva N/A N/A

Additional information on the participation of members of the Company's committees in meetings held by the respective entity (item 12.8) participation in meetings Compliance and Risk Committee Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of member's participation in meetings held after divestiture Eduardo de Oliveira Rodrigues Filho N/A N/A Marcelo Augusto Dutra Labuto N/A N/A Hugo Serrado Stoffel N/A N/A Personnel and Governance Committee Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of member's held after divestiture Fernando Jorge Buso Gomes 12 92% José Maurício Pereira Coelho N/A N/A Sandra Maria Guerra de Azevedo N/A N/A Arthur Prado Silva N/A N/A Ana Silvia Corso Matte 12 100% Sustainability Committee Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of member's participation in meetings held after divestiture José Luciano Duarte Penido N/A N/A Johan Albino Ribeiro N/A N/A Marcel Juviniano Barros N/A N/A Patricia Gracindo Marques de Assis Bentes N/A N/A Financial Committee Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of member's participation in meetings held after divestiture Marcio Hamilton Ferreira N/A N/A Gilmar Dalilo Cezar Wanderley 18 94% Fernando Jorge Buso Gomes 18 83% Yoshitomo Nishimitsu N/A N/A Adriano Cives Seabra N/A N/A Marcelo Amaral Moraes 12 100% Marcos Prado Troyjo N/A N/A Rodrigo Toledo Cabral Cota N/A N/A Gaspar Carreira Júnior 12 0% Raphael Manhães Martins 12 100% Nelson de Menezes Filho N/A N/A

participation in meetings CIAE for Dam Safety Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of member's participation in meetings held after divestiture CIAE for Support and Recovery Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of member's participation in meetings held after divestiture Leonardo Porciuncula Gomes Pereira N/A N/A Ana Cristina Fialho de Barros N/A N/A Márcio Gagliato N/A N/A CIAE for Investigation Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of member's participation in meetings held after divestiture Ellen Gracie Northfleet N/A N/A Manuel de Almeida Martins N/A N/A José Francisco Compagno N/A N/A Ethics Committee Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of member's participation in meetings held after divestiture Alexandre de Aquino Pereira 6 100% Marina Barrenne de Artagão Quental 6 100% Ricardo Henrique Baras 6 100% Alexandre D’Ambrosio 6 100% Risk Executive Committee Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of member's participation in meetings held after divestiture Luciano Siani Pires 9 100% Marcelo da Silva Klein 6 67% Stephen Michael Potter 0 0% André Moreira Santos 7 78% Information Disclosure Committee Total of Meetings Held in the last reporting period by the respective entity since the investiture of the Committee member % of member's held after divestiture Eduardo de Salles Bartolomeo N/A N/A Luciano Siani Pires 89 100% Alexandre D’Ambrosio 74 9% Murilo Muller 89 28% Andre Luiz da Rocha Figueiredo 89 100%

Additional Information to item 12.10 Messrs. Lucio Azevedo and Iran da Cunha Santos, full and alternate members of the Board of Executive Officers, respectively, stated that, although they are Vale employees, they were assigned to the Union of Workers in the Ore Prospecting, Research and Mining Industries of the State of Rio de Janeiro, respectively, under the terms of the legislation in force, and thus declared individually and for all legal purposes, that there are no labor relations or control between them and (i) a company directly or indirectly controlled by Vale; (ii) the direct or indirect controlling shareholders of Vale; or (iii) suppliers, customers, debtors or relevant creditors of Vale, its subsidiaries or its parent companies. Information about annual meeting installation quorums The following is information on the installation of our general shareholders' meetings held in the last three years and in the current year up to the date of filing of this Reference Form: Date 06/27/2017 Type of Shareholders’ Meeting Special Installation on second call No Installation Quorum The meeting was installed on first call with the presence of shareholders representing 85% of our voting capital. Date 10/18/2017 Type of Shareholders’ Meeting Special Installation on second call No Installation Quorum The meeting was installed on first call with the attendance of shareholders representing 83.43% of the voting capital. Date 10/18/2017 Type of Shareholders’ Meeting Special Meeting of Preferred Shareholders Installation on second call No Installation Quorum The meeting was installed on first call with the attendance of shareholders representing 51.7% of the class “A” preferred shares. Date 21/12/2017 Type of Shareholders’ Meeting Special Installation on second call No Installation Quorum The meeting was installed on first call with the attendance of shareholders representing 88% of the shares issued by the Company. Date 04/13/2018 Type of Shareholders’ Meeting Annual and Special Installation on second call No Installation Quorum The meeting was installed on first call with the attendance of shareholders representing 83% of the shares issued by the Company. Date 4/30/2019 Type of Shareholders’ Meeting Annual and Special Shareholders’ Meeting Installation on second call No Installation Quorum The annual and special shareholders’ meetings was held on first call with the attendance of shareholders representing 82.24% and 80.09% of the shares issued by the Company. Flávio Miguez de Mello N/A N/A Willy Alvarenga Lacerda N/A N/A Pedro Cesar Repetto N/A N/A

Information on the Person in charge of Internal Audit For information on the statutory advisory committees of the Board of Directors and non-statutory advisory committees of the Board of Executive Officers, see item 12.1 of this Reference Form. Information about employee training on the Code of Ethical Conduct For such information, see item 5.4 of this Reference Form. Evaluation process of the board of directors, committees, board of directors and members of each of the mentioned bodies For information on the evaluation process of the board of directors, the committees, the board of executive officers and the members of each of these bodies, see item 12.1(d).iii of this Reference Form. Training programs for members of the board of directors, its committees, board of directors and fiscal council In order to integrate new members of the Board of Directors, Vale's Corporate Governance Secretary regularly promotes an integration and training program that involves: (a) holding of workshops with Executive Officers and several areas of the Company for an institutional view and an overview of strategic issues of the Company and, therefore, to inform the new member about issues that are essential for understanding the business and its challenges; and (b) the visitation Name Ricardo Henrique Baras CPF 103.564.968-30 Age 50 Profession Administrator Position held Non-statutory Director of Internal Audit Election date 08/12/2013 Date of appointment 08/12/2013 Term duration Indefinite Other positions/functions performed at the issuer N/A Professional Experience Audit Director of Suzano Papel e Celulose S.A. (from 2009 to 2010) and Audit Director of Alcoa Alumínio S.A. (since 2010). Date 04/25/2016 Type of Shareholders’ Meeting Annual and Special Installation on second call No Installation Quorum The meeting was installed in first call with the presence of shareholders representing 51.52% of our voting capital. Date 08/12/2016 Type of Shareholders’ Meeting Special Installation on second call No Installation Quorum The meeting was installed on first call with the presence of shareholders representing 51.06% of our voting capital. Date 04/20/2017 Type of Shareholders’ Meeting Annual Installation on second call No Installation Quorum The meeting was installed on first call with the presence of shareholders representing 71% of our voting capital.

of its members to the Company's operational areas in Brazil and abroad, in order to keep them in touch with the local leadership and updated on all critical business issues in their day-to-day routines. Company's governance in relation to the facts that have an impact on third parties in the meetings of the board of directors. Pursuant to item 10.2 of the Internal Regulations of the Board of Directors,"The notice of meeting shall be sent to all members of the Board of Directors, preferably sixteen (16) calendar days in advance, observing the best interests of the Company, through the appropriate tools of the Corporate Governance Portal of Vale, stating the date, the time and place of the meeting, as well as the list of matters to be dealt with, together with the respective proposal for resolution and/or other documents necessary for the examination of the matter.” The meeting agenda of the Board of Directors is also shared, in advance, with the entire Executive Board. In addition, in order to ensure the timely, correct and fair disclosure of information to the market, at the end of the meeting, notice is given of the deliberations contained in the agenda to the Executive Officer responsible for Investor Relations, when these may have a significant influence in the price of the securities issued by Vale and in the decision of the investors to exercise any rights related to such securities.

13. Management compensation 13.1 - Description of compensation policy or practice, including non-statutory board of executive officers a. Objectives of the compensation policy or practice Vale is one of the largest diversified mining companies in the world and one of the largest private companies in Latin America. It is present in 25 countries, with shareholders in all continents, and 70,270 own employees and 54,644 outsourced employees (of which 33,706 are permanent and 20,938 in projects) operating in their operations, as of December 31, 2018. Therefore, it is a global company, of large size and great complexity, which requires from its management a deep knowledge of its business and market, in addition to unlimited dedication. As a global company, Vale knows that attracting the best professionals, retaining talents, motivating and engaging professionals who hold strategic positions, especially Executive Officers, is a critical challenge for the Company's success at all times. Therefore, the market is always the benchmark, within a global competition perspective, and Vale thus considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries. Accordingly, the annual compensation proposal is prepared on the basis of these market principles, also taking into account the responsibilities of the directors, the time devoted to their duties, their professional competence and reputation and the value of their services in the market. It also considers the market practices in the localities where the Company operates, its alignment with the short and long-term strategy, its return to shareholders and the sustainability of its business. The proposal is prepared with the support of the Personnel and Governance Committee, composed of four members of the Board of Directors and one independent member, who makes recommendations to the Board of Directors regarding the annual aggregate compensation of the Executive Officers. The Board of Directors deliberates and submits the proposal for approval, in an aggregated manner, at the Annual Shareholders' Meeting, under the provisions of Article 10, Paragraph 4, of the Company's Bylaws. Once the aggregate compensation has been approved, it is the responsibility of the Board of Directors, with the support of the Personnel and Governance Committee, to distribute it among its members and the Board of Executive Officers. One of the core pillars of designing the compensation proposal is the establishment of targets linked to the Company's sustainable performance and to the returns to its shareholders. Therefore, in addition to fixed compensation, our executive officers are also eligible for bonuses and incentive payments. Taking into account the design of the total compensation package, computing fees and short-term (target performance) and long-term (concession1) incentives, for the entire Board of Executive Officers, the distribution of the total compensation is as follows2: 27% of fixed fees, 27% of short-term variable compensation and 46% of long-term variable compensation based on shares. This long-term portion is composed of 20% linked to the Matching Program and 26% linked to the Phantom Shares Plan (PAV). It is worth emphasizing that the short-term variable compensation depends on health and safety, and sustainability targets and, on an extraordinary basis in 2019, targets linked to the remediation of the Brumadinho dam rupture. The targets panel is also composed of economic and financial targets that translate into operational performance, with the short-term variable remuneration being integrally associated with the Company's cash generation. In this regard, for this year, 60% 1 Upon the decision of the Board, the company grants long-term programs that entitle the participants to future payments, subject to the achievement of performance, as hereinafter described. 2 Expected distribution based on the design of the total compensation model assuming payment on target. Valid for the years 2018 and 2019. The tables shown in items 13.1.b.ii and 13.2 below consider the cash disbursement criteria and, therefore, their percentages differ from the criteria used in this paragraph.

of executives' performance goals will be based on targets focused on health and safety, sustainability, and particularly on organizational reconstruction and crisis management, to remedy environmental, social and humanitarian damage caused by the dam rupture in Brumadinho, which occurred in January 2019, in addition to actions aimed at the Company's operations in a conscious way regarding the safety and stability of dams, support to investigations, management of the relationship with stakeholders, and cultural restructuring. The remaining 40% of the targets for 2019 will be linked to operating cash generation. The long-term programs are directly linked to the performance of the stock and, therefore, tied to the return to shareholders. In particular, the payment related to the PAV is a direct function of Vale's Total Shareholder Return Indicator (TSR), compared to a preselected group of companies. It should be noted that, in 2019, the maintenance of stock ownership was implemented, in which the executive shall accumulate, through the share-based compensation programs offered by the Company, and maintain ownership of the shares issued by Vale in an amount equivalent to a least thirty-six (36) times the amount of the monthly fixed installment for the President and twenty-four (24) times the value of the monthly fixed installment for the Executive Officers. Furthermore, in 2019, as a result of the dam rupture in Brumadinho, in exceptional circumstances, the Board of Directors decided in an official communication disclosed to the market on January 27th of this year, to suspend the variable remuneration to executives, which was originally scheduled to occur in 2019 and no longer makes up this group's remuneration for this year. This remuneration includes the payment of the Bonus referring to the year of 2018 and the award of the Matching cycle started in 2016, which will be suspended until the results of the current investigation are clearer. The payment of the Phantom Shares Program (PAV), at the time of the resolution and communication of the suspension, had already occurred. b. Composition of the compensation, indicating: i. Description of the elements of compensation and the objectives of each one BOARD OF DIRECTORS Fixed Compensation Pro-labore. The compensation considers exclusively the payment of a monthly fixed amount (fees), for the purpose of remunerating the services of each member of the Board, within the scope of responsibility assigned to the Company's Board of Directors. There is no distinction between the remuneration paid to the members of the Board of Directors, except for the amount paid to the member who holds the position of Chairman of the Board of Directors. The total annual amount of top management compensation, comprising the members of the Board of Directors, the Statutory Board of Executive Officers, the members of the Fiscal Council and the Advisory Committees, is set at the Annual Shareholders' Meeting and distributed by the Board of Directors. The alternate members of the Board of Directors shall only be remunerated for each meeting that they participate in replacement of the full member, provided that their monthly compensation does not exceed the individual monthly compensation of the full member. Direct and Indirect Benefits. They are not entitled to direct and indirect benefits. Participation in Committees. As of 2018, the full members of the Board of Directors who are also part of Committee(s) shall accumulate the respective monthly compensation, limited to one Committee. Variable Compensation, Benefits and Others

They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits resulting from the termination of position, and share-based compensation. FISCAL COUNCIL Fixed Compensation Pro-labore. The compensation considers exclusively the payment of a monthly fixed amount (fees), for purpose of remunerating the services of each member of the Board, within the scope of responsibility assigned to the Company’s Fiscal Council. The determination of the compensation of the Fiscal Council is calculated as a percentage of the average compensation attributed to the Executive Officers of the Company. Alternate members are only remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member. Direct and indirect benefits and participation in Committees. They are not entitled to direct and indirect benefits, representation funds or compensation for participation in Committees, except reimbursement of travel and per diem expenses necessary for the performance of their duties, to which they are entitled. Variable Compensation, Benefits and Others They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation. ADVISORY COMMITTEES The Board of Directors counts on five (05) permanent technical and consulting committees for advisory, namely: Personnel and Governance Committee, Compliance and Risk Committee, Financial, Committee, Audit Committee and Sustainability Committee. As a result of the rupture of Dam I of the Córrego de Feijão Mine, which took place in the city of Brumadinho on January 25, 2019, the Board of Directors decided to create three (3) Independent Extraordinary Consulting Committees ("CIAEs”), namely:  The Support and Reparation CIAE, whose purpose is to monitor the measures designed for the assistance to the victims and the recovery of the affected area; The Investigation CIAE, which is focused on the investigation of the causes; and The Dam Safety CIAE, which is focused on recommending measures to be taken to reinforce the safety conditions thereof.   Fixed Compensation Pro-labore. The compensation considers exclusively the payment of a monthly amount (fees), for the purpose of remunerating the services of each advisor, within the scope of responsibility assigned to each Advisory Committee of the Company. Specifically for members of the CIAEs, the monthly amount may vary according to time worked in each month. The compensation of the members of the Advisory Committees is defined by the Board of Directors. Direct and Indirect Benefits. They are not entitled to direct and indirect benefits. Variable Compensation, Benefits and Others

They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, profit sharing, compensation for participation in meetings, and commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation. STATUTORY BOARD OF EXECUTIVE OFFICERS Fixed Compensation Pro-labore. They are entitled to receive a fixed monthly fee that has the objective of remunerating the services provided by them within the scope of responsibility assigned to each one in the management of the Company. Direct and Indirect Benefits. They are entitled to a benefits package that is also compatible with market practices and includes Medical-Hospital and Dental Care, Complementary Pension and Life Insurance. The benefits, in addition to being aligned with market practices, are intended to support executives and their dependents in key areas, such as health care and housing. For more information about the Complementary Pension Plan (Valia), see item 13.10 of this Reference Form. Participation in Committees. They are not entitled to compensation for participation in committees. Variable Compensation Bonus. They are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the bonus is to ensure competitiveness with the market and alignment with shareholders' interests, and focus on socio-environmental matters, as well as to recognize the executive officer's participation in the Company's performance. As of 2018, the bonus became fully associated with the Company's cash generation, as the total amount of funds to be distributed is a fraction of the cash generation for the year. This amount is distributed according to the performance measured by the targets assigned to each Statutory Officer. For 2019, most of the target dashboard for purposes of bonus is focused on (i) sustainability (10%), (ii) health and safety of employees, communities and the environment (10%), including penalties for fatality and lives changed, in addition to (iii) actions for organizational reconstruction and crisis management to repair environmental, social and humanitarian damage and other sustainable initiatives (40%) arising from the Brumadinho dam rupture. The rest of the target dashboard (40%) focuses on economic-financial results and operating cash generation. Others. They are not entitled to profit sharing, compensation for participation in meetings, and commissions, with the exception of possible extraordinary mechanisms for attraction, retention and / or incentives for relevant deliverables and other initiatives that bring differentiated value to the company, which may generate extraordinary bonus upon approval by the Board of Directors, on the recommendation of the Personnel and Governance Committee, observing the total amount approved at the General Meeting by the shareholders of the Company. Post-Employment Benefits They may enjoy Medical-Hospital-Dental Assistance provided by the Company for up to 24 months after their termination, so that they can seek alternatives outside the corporate plan. Entitlement to Benefits after Termination of Position

They are not entitled to benefits motivated by the termination of the position, except, however, as described in item 13.12 of this Reference Form, for any indemnity arising from the termination or non-renewal of the employment contract of said Officers with the Company, provided that these events occur at the Company's initiative. For more information, see item 13.12 of this Reference Form. Share-based Compensation Phantom Shares Program ("PAV") This represents a variable long-term compensation amount, linked to the Company's performance against other large mining companies and similar companies, and focuses management efforts on the creation of value and wealth for Vale, aligning directors and shareholder interests and reinforcing the culture of sustainable performance. The PAV is based on the base compensation received by its beneficiaries, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The PAV cycles that were granted from 2014 to 2018 (including) were 4 years long and had cumulative partial payments (0%, 20%, 30% and 50% each year) depending on Vale's performance against comparable companies (peer group, consisting of BHP, Rio Tinto, Teck Resources, Glencore, Freeport-McMoran, Mosaic, Anglo American, Petrobras, Usiminas, Gerdau, CSN and Peabody, this latter being unlisted from the stock exchange in 2017). As of 2019, the new cycles will last for 3 years, with award only at the end of the cycle, still based on Vale’s performance in relation to its peers (peer group, consisting of Alcoa, Anglo, BHP, Freeport, Glencore, Rio Tinto and South32). From 2007, the year in which it was created, to 2013 (inclusive), the program was called Long-Term Incentive (“ILP”) and was based on the calculation of a percentage of the short-term variable portion (bonus) of 125% for the Chief Executive Officer and 75% for the other executive officers of the amount effectively paid in the year. Each cycle lasted 3 years and made full payment (at the end of the cycle). The metric for payment of the ILP/PAV consists of the Total Shareholder Return (TSR) related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale is ranked first (percentile P100), the amount calculated is increased by 50%; if Vale is at P25 (first quartile) or below, there is no payment; and for Vale's intermediate positions in the ranking of companies (between P25 and P100), it is paid according to the performance calculated, and may vary between 10% and 150% of the amount. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. Matching This represents a variable long-term amount of compensation, linked to the Company’s performance reflected in its market value and share price, the main purpose of which is to align managers' efforts with shareholders' interests and, at the same time, serve as leverage for retaining executives. The program requires the counterpart of the executive in the granting (acquisition and blocking of Vale shares through its own resources) and is based on the base compensation received by its beneficiaries, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Matching cycles have a duration of 3 years, with a reward at the end of the cycle equivalent to the net amount of 1:1 in Vale's shares (that is, the Company delivers the same number of shares that were acquired by the participant at the beginning of the cycle), observing the rules and conditions of permanence. The Statutory Board of Executive Officers is obliged to participate with an amount equivalent to 50% of the target value of its annual bonus (except when the net bonus actually paid is not sufficient to participate in Matching, in which case the participation obligation is reduced to 50% of this amount) and also to retain the ownership of the shares until the end of the cycle. In 2008, when it was established, until 2013 (inclusive), the calculation base of the program was a percentage of the amount of the short-term installment (Bonus) received by the executive in the year in which the Matching cycle was granted. The executive could allocate 30% or 50% of his bonus to purchase the program's shares. The percentage was defined based on the evaluation of its performance and potential. As from the 2016 concession, the program started to allow the use of "Free Shares" in such a way that executives who already had shares of Vale in their possession, with no ties to Matching plans still in progress, could block them, using them for the purpose of the new cycle. This rule is allowed to this day. It should be noted that, in 2019, the maintenance of stock ownership was implemented, in which the executive shall accumulate, through the share-based compensation programs offered by the Company, and maintain ownership of the shares issued by Vale in an amount equivalent to a least thirty-six (36) times the amount of the monthly fixed installment for the President and twenty-four (24) times the value of the monthly fixed installment for the Executive Officers. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. NON-STATUTORY BOARD These are employees of the Company with an employment relationship and may be responsible for global corporate functions or business units, or for regional or local corporate functions, or for areas or operating systems in the Company's various businesses. Fixed Compensation Pro-labore. They are entitled to receive a monthly fixed amount, defined on the basis of the Company structure of positions, which is aligned to the market practices and the purpose of which, according to the employment agreement signed with each executive, is to remunerate the services provided within the scope of responsibility assigned to each one in the different activities of the Company. Direct and Indirect Benefits. They are entitled to a package of benefits compatible with market practices and includes Medical-Hospital-Dental Care, Complementary Pension (Valia) and Life Insurance. The benefits, in addition to being aligned with market practices, are intended to support executives and their dependents in key areas, such as health care and housing. For more information about the Complementary Pension Plan (Valia), see item 13.10 of this Reference Form. Participation in Committees. committees. They are not entitled to compensation for participation in Variable Compensation Profit sharing (PLR) They are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the PLR is to ensure competitiveness with the market and alignment with shareholders' interests and focus on socio-environmental issues, as well as to recognize the executive officer's participation in the Company's performance, and PLR is fully associated with the Company's cash generation, as the total amount of funds to be distributed is a fraction of the cash generation for the year. This amount is distributed according to the performance measured by the targets assigned to each Officer, which are defined based on the cascading of targets for the Statutory Officers. The calculation methodology used to establish the variable compensation of the Non-Statutory Board, as mentioned above, is described in detail in item 13.1 (d) below. Others.They are not entitled to bonuses, compensation for participation in meetings and commissions. Post-Employment Benefits They may benefit from Medical-Hospital-Dental Care borne by the Company after they leave the Company, so that they may seek alternatives outside the corporate plan. Entitlement to Benefits after Termination of Position They may receive an individual outplacement service (career transition coaching) from the specialized company indicated by Vale. Share-based Compensation Phantom Shares Program ("PAV") The rules and conditions of the PAV offered to these stakeholders are the same as those applied to the Statutory Officers, as described in the item above regarding Share-based Compensation of the Board of Executive Officers (Phantom Shares Program - PAV). For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. Matching The rules and conditions of Matching offered to these stakeholders are the same as those applied to the Statutory Officers, as described in the item above regarding Share-based Compensation of the Board of Executive Officers (Matching), except (i) in relation to the conditions of obligation of participation and permanence until the end of the cycle, as the program is voluntary for Non-Statutory Officers and (ii) maintenance of stock ownership, which is not applicable to Non-Statutory Directors. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. NON-STATUTORY COMMITTEES The Company also has three non-statutory committees, the Executive Risk Committee, the Information Disclosure Committee and the Ethics Committee. All positions on non-statutory committees are filled by statutory, non-statutory officers and other Company leaders, who do not receive any additional compensation for this function, either fixed or variable. ii. In relation to the last 3 reporting periods, what is the proportion of each element in the total compensation? According to the tables below3, the proportions of each element in the total compensation for the reporting periods of 2016, 2017 and 2018 were approximately: Fiscal Year 2016 3 It takes into account the cash disbursements for each period.

s (2) Board (1) Amounts related to the termination of office have not been considered for the Non-Statutory Board. Excludes the members of the committees who are also members of the Company's administration. Payments related to payroll charges under responsibility of VALE - INSS (2) (3) Fiscal Year 2017 (2) s Board Compensation breakdown Board of Directors Fiscal Council Statutory Board of Executive Officers Non-Statutory (1) Committee Monthly Fixed Compensation - - - - - Salary or pro-labore 87.16% 83.33% 14.17% 34.81% 83.83% Direct and Indirect Benefits - - 3.88% 5.56% - Participation in committees - - - - - Other (3) 12.84% 16.67% 3.08% 8.07% 16.17% Compensation breakdown Board of Directors Fiscal Council Statutory Board of Executive Officers Non-Statutory (1) Committee MonthlyFixed Compensation - - - - - Salary or pro-labore 92.83% 90.44% 41.55% 67.81% 95.24% Direct and Indirect Benefits - - 11.03% 8.26% - Participationin committees - - - - - Other (3) 7.17% 9.56% 8.53% 15.21% 4.76% Variable Compensation - - - - - Bonus - - - - - Profit Sharing - - - - - Participationin Meetings - - - - - Commissions - - - - - Other (3) - - 4.95% 1.45% - Post-Employment Benefits - - - - - Terminationof Position - - 28.03% - - Share-based Compensation - - 5.91% 7.27% - TOTAL 100.00% 100.00% 100.00% 100.00% 100.00%

s (2) Board (4) Amounts related to the termination of office have not been considered for the Non-Statutory Board. Excludes the members of the committees who are also members of the Company's administration. Payments related to payroll charges under responsibility of VALE - INSS (5) (6) Fiscal Year 2018 s Board Compensation breakdown Board of Directors Fiscal Council Statutory Board of Executive Officers Non-Statutory (1) Committee Monthly Fixed Compensation - - - - - Salary or pro-labore 86.54% 83.33% 12.37% 20.80% 86.65% Direct and Indirect Benefits - - 4.24% 5.49% - Participation in committees - - - - - Other (2) 13.46% 16.67% 2.60% 5.26% 13.35% Variable Compensation - - - - - Bonus - - 18.81% - - Profit Sharing - - - 32.76% - Participation in Meetings - - - - - Commissions - - - - - Compensation breakdown Board of Directors Fiscal Council Statutory Board of Executive Officers Non-Statutory (1) Committee Variable Compensation - - - - - Bonus - - 16.00% 27.27% - Profit Sharing - - - - - Participation in Meetings - - - - - Commissions - - - - - Other (3) - - 12.78% 8.59% - Post-Employment Benefits - - - - - Termination of Position - - 39.91% - - Share-based Compensation - - 10.17% 15.69% - TOTAL 100.00% 100.00% 100.00% 100.00% 100.00%

s Board (7) Amounts related to the termination of office have not been considered for the Non-Statutory Board. Payments related to payroll charges under responsibility of VALE - INSS (8) iii. Methodology for calculation and adjustment of each element of compensation The annual global amount of the compensation of the members of the Board of Directors, the Statutory Board of Executive Officers, the Fiscal Council and the members of the Advisory Committees is fixed at the Annual Shareholders' Meeting and distributed by the Board of Directors. Board of Directors The definition of values that make up the fees for full members and alternate members occurs annually in accordance with market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. Full members receive every month the fixed portion of the compensation, while alternates receive the fixed portion of the compensation when there is participation in a meeting of the Board of Directors, replacing the full member. Fiscal Council The amounts that make up the fees for full members have as reference the value of 10% of the fixed compensation that, on average, is attributed to Statutory Officers (not counting the benefits, representation budgets, profit sharing or any other payment or award that may be part of the compensation package of those stakeholders). The members of the Fiscal Council are also entitled to reimbursement of travel and per diem expenses necessary for the performance of their duties. Alternate members shall only be remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member. Advisory Committees The compensation considers, exclusively, the payment of a monthly amount (fees). The compensation contracted has the purpose of remunerating the services of each advisor, within the scope of responsibility assigned to each Advisory Committee of the Company, which is defined by the Board of Directors. The determination and adjustment of the compensation of the members of the Advisory Committees are carried out according to the compensation established for the Board of Directors. Specifically for members of the CIAEs, the monthly amount may vary according to time worked in each month, in observance of the base amounts and limit previously set. Compensation breakdown Board of Directors Fiscal Council Statutory Board of Executive Officers Non-Statutory (1) Committee Other (2) - - 9.02% 6.55% - Post-Employment Benefits - - - - - Termination of Position - - 41.15% - - Share-based Compensation - - 11.81% 29.14% - TOTAL 100.00% 100.00% 100.00% 100.00% 100.00%

Statutory Officers (Executive Officers) The monthly fixed compensation (fees) is defined on the basis of market practice, verified through reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed, adjusted annually by the Broad Consumer Price Index - IPCA, as well as evaluated by the Personnel and Governance Committee and approved by the Board of Directors. The direct and indirect benefits to which they are entitled are calculated according to market practice, verified by reference surveys conducted by specialized companies, in which the behavior of granting benefits to companies of similar size is observed, as well as evaluated by the Personnel and Governance Committee and approved by the Board of Directors. The bonus component is calculated based on the Company's results, and may vary between 0% and 200% of the target established with reference to the market, depending on the goals established and cash generation of the Company for each reporting period. The components of share-based compensation (PAV and Matching) are defined based on a multiple of the monthly fixed portion specific to the level that the executive occupies and the location in which he/she operates in the Company: (i) The PAV uses the average price of the common shares issued by the Company in the last 60 trading sessions of the previous reporting period for the calculation of the virtual shares granted, and makes payments conditional on Vale's performance in the ranking of peer companies, as measured by Vale's cumulative TSRs and of companies in the period (the factor can vary between 0% and 150%, according to Vale's position in relation to other companies). The price of the share used in the awards is the average share price in the last 60 trading days of the year prior to the payment. Until the year 2013 (inclusive), the PAV was called "ILP" and lasted 3 years with full payment. From 2014 to 2018 (inclusive), the PAV lasted 4 years and made gradual payments over the cycle. As of 2019, the cycles of PAV will have 3 years of duration with full award. All payments are conditional upon the achievement of the performance by the company; (ii) Matching uses the average purchase price of the common shares issued by the Company, at the time the cycle is granted, using the own funds of the executives who choose to purchase the shares. Beginning in 2016 (inclusive), the plan allows participation using shares already held ("Free Shares"), as long as they are not linked to other Matching cycles that are not yet closed. After 3 years, executives who are still in the Company and have held such shares, receive the award in the same number of Shares originally acquired, including the IRPF withheld at source. Beginning with the concessions started in 2019, participants will be entitled to receive the net amount equivalent to dividends (or interest on shareholders' equity) on shares not yet awarded, whenever there is distribution by Vale to its shareholders. The adjustment of the fees deriving from the IPCA or other forms of merit directly impact the other elements of the compensation, as they use the fees as a basis for calculation. All components of the compensation package of the Statutory Board of Executive Officers, as well as the methodologies for adjustment of amounts are evaluated by the Personnel and Governance Committee and approved by the Board of Directors. Non-Statutory Board The fixed compensation of Officers with an employment relationship is represented by the payment of fixed monthly amounts. Every year, Vale's Human Resources department acquires compensation surveys conducted by specialized companies in order to evaluate the competitiveness of the Company’s compensation against its competitive market for labor. The comparison is made with national and multinational companies from different sectors, and the equalization of the comparison takes place through a scoring system. This system of evaluation is known as the "Hay Method", a points system widely used by world-class companies, which evaluates the weight of positions based on their complexity, allowing for the overall ranking of positions. This system is one of the most widely used around the world for this purpose. There is no predefined percentage or frequency for fixed salary readjustment, and when wage revisions occur, they are based on the market movement and the performance of the Non-Statutory Officer (meritocracy). The direct and indirect benefits to which they are entitled are defined in accordance with market practice, verified by reference surveys carried out by specialized companies, which observe the behavior of granting benefits by companies of different segments or of similar size. The profit-sharing (PLR) component is calculated based on the Company's results, ranging from 0% to 200% of the market-established target, depending on the targets set and company cash flow for each year. The adjustment of the fixed compensation resulting from the IPCA or other forms of merit is reflected directly in the other elements of the compensation, since they are used as a basis the fixed compensation. Share-based compensation (PAV and Matching) has the same methodology for calculations and adjustments as previously described in the item above regarding the Statutory Officers (Executive Officers). iv. Reasons justifying the composition of the compensation The reasons for the composition of the compensation are the incentive to maximize shareholders' returns, improve management, enhance performance, and retain the Company's executives, aiming at gains through the commitment to the Company's long-term results and its short-term performance. In relation to the executive officers, Vale adopts a compensation composition model that concentrates a significant portion of the total compensation in the variable components (both short and long term), being part of the policy of sharing risks and results with the main executives of the Company. v. Existence of members not remunerated by the issuer and the reason therefor As of the date of this Reference Form, the Company does not have unpaid members, except for the members of the Non-Statutory Committees, who are not remunerated for the exercise of this function, since they already receive compensation as executive officers or employees of the Company. For purposes of determining the total amount of the annual compensation for the current reporting period, the amounts owed to all members of the Board of Directors shall be taken into account, since in the future there may be no possibility of waiver of compensation. c. Main performance indicators that are taken into account in determining each element of compensation All definitions in relation to compensation are supported by market studies, with input from one or more specialized consultancies. With respect to the Statutory Officers, these definitions are also evaluated by the Personnel and Governance Committee and approved by the Board of Directors. The main performance indicators taken into account in determining the compensation are those related to the Company's performance, such as measures for cash generation and relative TSR (that measures Vale’s positioning as compared to peer companies), general goals of productivity and sustainability. Furthermore, especially in 2019, for remediation of the dam rupture which occurred in Brumadinho, goals of organizational reconstruction and crisis management have become even more important to remedy environmental, social and humanitarian damage, in addition to actions aimed at the Company's operation in a conscious way regarding the safety and stability of dams, support to investigations, management of the relationship with stakeholders, and cultural restructuring. The performance indicators taken into account in determining the compensation derived from the PAV and Matching consist of the quotation of Company shares in the market and, in the case of the PAV, the Company's position in relation to a group of companies with characteristics similar to those of Vale (peer group). d. How compensation is structured to reflect the evolution of performance indicators The definition of executives' performance targets and committment to safety and sustainability for structuring the payment of profit sharing and bonus is derived from the strategic planning and budget approved by the Board of Directors, and reviewed each year to support the goals and expected results for the Company. The performance indicators taken into account in determining the compensation derived from the share-based compensation plan are the quotation of the Company's shares in the market and, specifically for the PAV, the Company’s ranking among a group of other companies with characteristics similar to those of Vale (peer group). e. How the compensation policy or practice is aligned with the interests of the short, medium and long-term issuer The Company's compensation practice is based on its performance and financial sustainability, in accordance with the strategic planning established for the medium and long term, and in line with the return to shareholders. To that end, the PAV and Matching were defined with grace periods for payment of the compensation, the deadlines for which were described in item 13.1 and established so that such programs are in line with the evolution of the Company's own performance indicators. f. Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers At the date of this Reference Form, there is no compensation for the Company’s Management supported by subsidiaries, controlled companies or direct or indirect parent companies, by virtue of the positions held by them in the Company. However, one of the Company's Executive Officers has accumulated the roles of President and Chief Executive Officer of Vale Canada Limited, a subsidiary of Vale. Therefore, a portion of fixed compensation, variable compensation and benefits was supported by Vale Canada Limited. For more information, please refer to item 13.15 of this Reference Form. g. Existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of the controlling interest of the issuer Normally, there is no compensation or benefit to the members of the Board of Directors and Fiscal Council, Statutory and Non-Statutory Committees and the Board of Executive and Non-Executive Officers related to the occurrence of such a corporate event. Exceptionally in 2017 and 2018, some Statutory and Non-Statutory Officers were entitled to a symbolic extraordinary bonus, duly approved under the terms of Vale’s Bylaws, for actively participating in the disclosure and operationalization of relevant projects for the Company, duly approved under the terms of Vale’s Bylaws, such as the extraordinary symbolic bonus referring to the entrance project for the Novo Mercado segment. h. Practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:

i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate The Personnel and Governance Committee, which advises Vale's Board of Directors, participates in the decision-making process and is responsible for evaluating all the definitions regarding the compensation of the Statutory Officers. After a technical evaluation of the market surveys received, the Committee prepares a compensation proposal that is sent for analysis by the Board of Directors and, next, to the Annual General Meeting, as established in the Company’s Bylaws. In addition, as explained above, we clarify that the Company's Board of Executive Officers is not responsible for approving its compensation, nor is it responsible for determining targets and parameters for purposes of determining its variable compensation. ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies In relation to the methodology used to determine the individual compensation of the management, the Company uses studies to verify market practices, with the support of one or more specialized consultants, in which it looks at the behavior of benefits for companies of similar size. It should be emphasized that the market is always the benchmark, within a global competition perspective, and Vale considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries. iii. How often and in which way the board of directors assesses the adequacy of the issuer's compensation policy The Board of Directors evaluates on an annual basis the suitability of the methodology, practices and procedures used to define the individual compensation of managers. 13.2 - Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council Total compensation estimated for the current year December 31st, 2019 - Annual Amounts Board of Directors Statutory Board of Executive Officers Fiscal Council Total Total number of members 13.67 6.00 5.00 24.67 No. of members receiving compensation 13.67 6.00 5.00 24.67 Annualfixed compensation Salaryorpro-labore 7,679,188.00 21,801,612.41 1,816,801.02 31,297,601.43 Directand indirect beneficts 0.00 8,675,163.30 0.00 8,675,163.30

Participationin committees 0.00 0.00 0.00 0.00 Others 1,199,687.00 4,490,099.79 363,360.20 6,053,146.99 Description of other fixed compensations Social contribution charges under Vale´s responsibility - INSS Social contribution charges under Vale´s responsibility - INSS Social contribution charges under Vale´s responsibility - INSS Variable compensation Bonus 0.00 0.00 0.00 0.00 Profit sharing 0.00 0.00 0.00 0.00 Participationin meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Others 0.00 2,636,113.32 0.00 2,636,113.32 Description of other variable compensations Social contribution charges under Vale´s responsibility - INSS Post-employment 0.00 0.00 0.00 0.00 Termination of position 0.00 21,999,445.33 0.00 21,999,445.33 Share-based, including options 0.00 25,676,497.22 0.00 25,676,497.22

Notes: 1. Number of members: estimate of the annual average of the number of members of said administrative body verified monthly (total), to which compensation shall be attributed as recognized in the income for the year (compensated), as established in Official Circular Letter CVM/SEP 03/19. It covers the full members and the alternate members. 1. Number of members: estimate of the annual average of the number of members of said administrative body verified monthly (total), to which compensation shall be attributed as recognized in the income for the year (compensated), as established in Official Circular Letter CVM/SEP 03/19. 2. Share-based compensation: amounts referring to the PAV (cycles 2015, 2016 and 2017). The 2016 Matching cycle award is suspended. 3. Bonus: payment for the results and targets for the year 2018 is suspended. 4. Termination of Office: severance payments made to Executive Officers who have left the company in 2017 and 2018 and estimates for the renovation of Board of Executive Officers for 2019. 1. Number of members: estimate of the annual average of the number of members of said administrative body verified monthly (total), to which compensation shall be attributed as recognized in the income for the year (compensated), as established in Official Circular Letter CVM/SEP 03/19. Considers the full members (5 members) of the Fiscal council.

Compensation in the Fiscal year ending December 31st, 2018 – Annual Amounts Board of Directors Statutory Board of Executive Officers Fiscal Council Total Total number of members 12.08 6.00 5.00 23.08 No. of members receiving compensation 12.08 6.00 5.00 23.08 Annualfixed compensation Salaryorpro-labore 6,608,146.89 20,543,646.36 1,705,551.75 28,857,345.00 Directand indirect beneficts 0.00 7,050,290.66 0.00 7,050,290.66 Participationin committees 0.00 0.00 0.00 0.00 Others 1,028,229.38 4,317,265.39 341,110.35 5,686,605.12 Description of other fixed compensations Social contribution charges under Vale´s responsibility - INSS Social contribution charges under Vale´s responsibility - INSS Social contribution charges under Vale´s responsibility - INSS Variable compensation Bonus 0.00 31,237,934.71 0.00 31,237,934.71 Profit sharing 0.00 0.00 0.00 0.00 Participationin meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Others 0.00 14,983,080.22 0.00 14,983,080.22 Social contribution charges under Vale´s responsibility - INSS Description of other variable compensations Post-employment 0.00 0.00 0.00 0.00 Termination of position 0.00 68,346,721.83 0.00 68,346,721.83 Total compensation 8,878,875.00 85,278,931.36 2,180,161.22 96,337,967.58

Share-based, including options 0.00 19,622,073.35 0.00 19,622,073.35 Notes: 1. Number of members: annual average of the number of members of said administrative body verified monthly (total), to which compensation was attributed as recognized in the income for the year (compensated), as established in Official Circular Letter CVM/SEP 03/19. It covers the full members (12 members) and the alternate members (two alternate memberships were required in the year) 1. Number of members: annual average of the number of members of said administrative body verified monthly (total), to which compensation was attributed as recognized in the income for the year (compensated), as established in Official Circular Letter CVM/SEP 03/19. 2. Share-based compensation: amounts referring to the PAV (2014, 2015 and 2016 cycles) and Matching (2015 cycle). 3. Bonus: values referring to the results and targets for the 2017 reporting period. 4. Termination of Office: severance payments made to Executive Officers who have left the company in 2016, 2017 and 2018. 1. Number of members: annual average of the number of members of said administrative body verified monthly (total), to which compensation was attributed as recognized in the income for the year (compensated), as established in Official Circular Letter CVM/SEP 03/19. Considers the full members (5 members) of the Fiscal Council. Total compensation 7,636,376.27 166,101,012.52 2,046,662.10 175,784,050.89 Compensation in the Fiscal year ending December 31st, 2017 – Annual Amounts

 Board of Directors Statutory Board of Executive Officers Fiscal Council Total Total number of members 14.92 6.77 4.82 26.51 No. of members receiving compensation 14.92 6.77 4.82 26.51 Annualfixed compensation Salaryorpro-labore 5,870,112.79 22,874,587.57 1,630,344.40 30,375,044.76 Directand indirect beneficts 0.00 6,253,899.59 0.00 6,253,899.59 Participationin committees 0.00 0.00 0.00 0.00 Others 864,422.60 4,975,383.00 326,068.97 6,165,874.57 Description of other fixed compensations Social contribution charges under Vale´s responsibility - INSS Social contribution charges under Vale´s responsibility - INSS Social contribution charges under Vale´s responsibility - INSS Variable compensation Bonus 0.00 25,827,307.21 0.00 25,827,307.21 Profit sharing 0.00 0.00 0.00 0.00 Participationin meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Others 0.00 20,630,480.53 0.00 20,630,480.53 Description of other variable compensations Social contribution charges under Vale´s responsibility - INSS Post-employment 0.00 0.00 0.00 0.00 Termination of position 0.00 64,406,344.10 0.00 64,406,344.10 Share-based, including options 0.00 16,410,713.06 0.00 16,410,713.06

Notes: 1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18. 1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program (2014 and 2015 cycles) as well as the amounts related to Matching (2014 cycle). 3. The amount entered in the "Bonus" field relates to the amount paid in the 2017 reporting period regarding the targets for the 2016 reporting period, in addition to contracting bonus and symbolic extraordinary bonus related to entering into the Novo Mercado (see item 13.1.g) paid in the 2017 reporting period . 1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The field "Total number of members" considers the full members of the Fiscal Council. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.

Compensation in the Fiscal year ending December 31st, 2016 – Annual Amounts Board of Directors Statutory Board of Executive Officers Fiscal Council Total Total number of members 20.50 7.55 5.00 33.05 No. of members receiving compensation 19.75 7.55 5.00 32.30 Annualfixed compensation Salary or pro-labore 4,899,124.00 24,093,174.00 1,594,955.00 30,587,253.00 4. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18. 5. The "Termination of Office" field covers severance payments made to Executive Officers who have left the company in 2016 and 2017. Total compensation 6.734.535,39 161,378,715.06 1,956,413.37 170,069,663.82

Directand indirect beneficts 0.00 6,393,270.00 0.00 6,393,270.00 Participationin committees 0.00 0.00 0.00 0.00 Others 378,587.00 4,945,845.00 168,505.00 5,492,937.00 Description of other fixed compensations Social contribution charges under Vale´s responsibility - INSS Social contribution charges under Vale´s responsibility - INSS Social contribution charges under Vale´s responsibility - INSS Variable compensation Bonus 0.00 0.00 0.00 0.00 Profit sharing 0.00 0.00 0.00 0.00 Participationin meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Others 0.00 2,870,936.00 0.00 2,870,936.00 Description of other variable compensations Social contribution charges under Vale´s responsibility - INSS Post-employment 0.00 0.00 0.00 0.00 Termination of position 0.00 16,256,451.00 0.00 16,256,451.00 Share-based, including options 0.00 3,424,314.00 0.0 3,424,314.00 Notes: 1.Thetotal number of members corresponds to the annual average of the number of members of said administrative bodyverified monthly,as established in Official Circular Letter CVM/SEP 02/18. 1.Thetotal numberof members corresponds to the annual average of thenumberof members of said administrative body verified monthly, as established in Official Circular LetterCVM/SEP 02/18. 2.The"Share-based Compensation" field considersthe 1.Thetotal number of members corresponds to the annual average of the number of members of said administrative bodyverified monthly,as established in Official Circular Letter CVM/SEP 02/18.

13.3 - Variable compensation of the board of directors, statutory board of executive officers and Fiscal Council Variable compensation estimated for the current reporting period (2019) Item / Year Board of Directors Statutory Board of Executive Officers Fiscal Council Total Total number of members(1) 13.67 6.00 5.00 24.67 No. of members receiving compensation(2) 0.00 6.00 0.00 6.00 2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members correspondsto theannual average of the numberof members of said administrative body verified monthly,to which compensation was attributed as recognized in the income for theyear, as established in OfficialCircular Letter CVM/SEP 02/18. amounts paid under the PAV program and (2014 cycle) as well as the amounts related to Matching (2013 cycle). 3. The amount entered in the "Bonus" field refers to the amount paid in 2016 related to the 2015 year targets. 4. The number of remunerated members corresponds to the annual averageofthe number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income forthe year, as established in Official Circular LetterCVM/SEP 02/18. 2.Thefield "Total number of members" considers the full members of the Fiscal Council. 3. The number of remunerated members correspondsto theannual average of the numberof members of said administrative body verified monthly,to which compensation was attributed as recognized in the income for theyear, as established in OfficialCircular Letter CVM/SEP 02/18. Total compensation 5,277,711.00 57,983,990.00 1,763,460.00 65,025,161.00

(1) Estimate of the annual average of the number of members of said body verified monthly under the terms of item 13.2. (2) Estimated number of officers and directors, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 03/2019. (3) Only considers installments referring to short-term variable compensation. Does not consider other bonuses that can be recognized in the year. (4) Value corresponding to 200% of the target established with reference to the market, and considers the members that are part of the Board of Directors throughout 2018. (5) Estimated amount referring to the results and targets for the 2018 reporting period, the payment of which is suspended. Variable compensation - Fiscal Year ended on December 31st, 2018 Item / Year Board of Directors Statutory Board of Executive Officers Fiscal Council Total Total number of members(1) 12.08 6.00 5.00 23.08 No. of members receiving compensation(2) 0.00 6.00 0.00 6.00 Bonus(3) Minimum Amount Estimated in the Compensation Plan - - - - Maximum Amount Estimated in the compensation plan(4) - 27,310,672.64 - 27,310,672.64 Amount estimated in the compensation plan if the - 13,655,336.32 - 13,655,336.32 Bonus(3) Minimum Amount Estimated in the Compensation Plan - - - - Maximum Amount Estimated in the compensation plan(4) - 43,589,351.76 - 43,589,351.76 Amount Estimated in the compensation plan if the targets are met ("Target") (5) - - - - Profit Sharing Minimum Amount Estimated in the Compensation Plan - - - - Maximum Amount Estimated in the compensation plan - - - - Amount Estimated in the compensation plan, if the targets are met - - - -

(1) Annual average of the number of members of said body verified monthly under the terms of item 13.2. (2) Number of officers and directors of the board, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 03/2019. (3) Only considers installments of the short-term variable compensation plan. It does not consider other bonuses that have been recognized in the year. (4) Amount corresponding to 200% of the target established with reference to the market, and considers the members that are part of the Board of Directors throughout 2017. (5) Amount corresponding to 100% of the target established with reference to the market, and considers the members that are part of the Board of Directors throughout 2017. (6) Refers to the amount effectively recognized, regarding the annual bonuses program, linked to the results and targets for the 2017 reporting period. Variable compensation - Fiscal Year ended on December 31st, 2017 Item / Year Board of Directors Statutory Board of Executive Officers Fiscal Council Total Total number of members(1) 14.92 6.77 4.82 26.51 No. of members receiving compensation(2) 0.00 6.77 0.00 6.77 Bonus(3) Minimum Amount Estimated in the Compensation Plan - - - - Maximum Amount Estimated in the compensation plan(4) - 46,541,844.41 - 46,541,844.41 Amount estimated in the compensation plan if the targets are met ("Target") (5) - 23,270,922.20 - 23,270,922.20 targets are met ("Target") (5) Amount effectively recognized in the result of the reporting period (6) - 27,161,721.49 - 27,161,721.49 Profit Sharing Minimum Amount Estimated in the Compensation Plan - - - - Maximum Amount Estimated in the compensation plan - - - - Amount estimated in the compensation plan, if the targets are met ("Target") - - - - Amount effectively recognized in the results for the reporting period - - - -

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. (3) Only considers short-term variable compensation installments. Does not consider contracting bonus, nor the symbolic extraordinary bonus related to entering into the Novo Mercado segment. (4) Amount corresponding to 200% of the target established with reference to the market. (5) Amount corresponding to 100% of the target established with reference to the market. (6) The amount reported in the "Bonus" field refers to the amount actually paid in the 2017 year related to the 2016 year targets. Variable compensation-Fiscal Year ended on December 31st, 2016 Item / Year Board of Directors Statutory Board of Executive Officers Fiscal Council Total Total number of members(1) 20.50 7.55 5.00 33.05 No. of members receiving compensation(2) 0.00 7.55 0.00 7.55 Bonus Minimum Amount Estimated in the Compensation Plan - - - - Maximum Amount Estimated in Compensation Plan(3) - 46,743,031.00 - 46,743,031.00 Amount estimated in the compensation plan if the targets are met ("Target") (4) - 23,371,515.00 - 23,371,515.00 Amount effectively recognized in income for the reporting period(5) - - - - Profit Sharing Minimum Amount Estimated in the Compensation Plan - - - - Amount effectively recognized in the result of the reporting period (6) - 22,427,354.08 - 22,427,354.08 Profit Sharing Minimum Amount Estimated in the Compensation Plan - - - - Maximum Amount Estimated in the compensation plan - - - - Amount estimated in the compensation plan, if the targets are met ("Target") - - - - Amount effectively recognized in the results for the reporting period - - - -

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. (3) Value corresponding to 200% of the target established with reference in the market. (4) Value corresponding to 100% of the target established with reference in the market. (5) Due to the targets not being met, there was no bonus payment in 2016 related to the reporting period ended December 31st, 2015. 13.4 – Share-based compensation plan of the board of directors and statutory board of executive officers The Company has two share-based compensation plans for the Statutory Board of Executive Officers (Matching and PAV), which are not extended to the members of the Board of Directors. None of the plans contemplates the granting of stock options of the Company, rather only the payment of bonuses, referenced in the market quotation of the Company's shares. a. General Terms and Conditions Phantom Shares Program ("PAV") This is a long-term compensation incentive, linked to the Company's performance against other large mining companies and similar companies, and focuses management efforts on the creation of value and wealth for Vale, aligning directors and shareholder interests and reinforcing the culture of sustainable performance. The program was established in 2007, and it was called "Long-Term Incentive or ILP", and the amount to be paid was defined as a percentage of the short-term variable portion (bonus) of 125% for the Chief Executive Officer and 75% for the other Executive Officers, of the amount actually paid in the year. From 2014, the program was renamed "PAV" and the amount to be paid began to be calculated based on the fixed compensation received by its beneficiaries, the parameters of this calculation being pre-established for each hierarchical level and each country where the Company operates. The calculated amounts were transformed into a number of Phantom Shares units, considered the average quotation of the Company's common shares of the last 60 trading sessions of the previous year. In the event that the executive remains with the Company until the end of the cycle, the number of Phantom Sharess shall be converted into monetary value by the average price of the common shares issued by Vale during the last 60 trading sessions of the year prior to the date scheduled for awards. The metric for payment of awards consists of the Total Shareholder Return (TSR) related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale is ranked first (P100), the amount calculated is increased by 50%; if Vale is at P25 or below, there is no award; and for Vale's intermediate positions in the ranking of companies (between P25 and P100), it is paid according to the performance calculated, and may vary between 10% and 150% of the amount. Maximum Amount Estimated in the compensation plan - - - - Amount estimated in the compensation plan, if the targets are met ("Target") - - - - Amount effectively recognized in the results for the reporting period - - - -

From 2007 to 2013, each ILP cycle lasted 3 years with full payment conditioned to Vale's performance - as measured by Vale's TSR versus peers - whose peer group consisted of 20 companies. From 2014 to 2018, each PAV cycle lasted 4 years with gradual payments (0%, 20%, 30% and 50% each year) conditioned to Vale's performance - measured by Vale's TSR versus peers - whose peer group was composed of 12 companies. As of 2019, the PAV cycle will last for 3 years, with full reward conditioned to Vale's performance - as measured by Vale's TSR versus peers - whose peer group is made up of the current 7 companies (namely: Alcoa, Anglo, BHP, Freeport, Glencore, Rio Tinto e South32). For more details, see items 13.1 (b) (iii), (c) and (d) and 13.4 of this Reference Form. Matching This is a long-term compensation incentive, based on the expected performance of the Company, reflected in its market value and share price, and its main objectives are to serve as a lever for retaining executives, to reinforce a culture of sustainable performance and encourage "ownership", aligning the efforts of managers with the interests of the shareholder. The program requires the counterpart of the executive in the granting (acquisition and blocking of shares issued by Vale through its own resources) and is based on the base compensation received by its beneficiaries, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Matching cycles have a duration of 3 years, with a reward at the end of the cycle equivalent to the net amount of 1:1 in Vale's shares (that is, the Company delivers the same number of shares that were acquired by the participant at the beginning of the cycle), observing the rules and conditions of permanence. In 2008, when it was established, until 2013 (inclusive), the calculation base of the program was a percentage of the amount of the short-term installment (Bonus) received by the executive in the year in which the Matching cycle was granted. The executive could allocate 30% or 50% of his bonus to purchase the program's shares. The percentage was defined based on the evaluation of his(her) performance and potential. As from the 2016 concession, the program started to allow the use of "Free Shares" in such a way that executives who already had shares of Vale in their possession, with no ties to Matching programs still open, could block them, using them for the purpose of the new cycle. This rule is allowed to this day. Those executives who have acquired shares under the terms and dates established in the Matching Plan and who, after three years of the acquisition, remain bound to Vale and have retained ownership of all the shares acquired, are entitled to the bonus. At the end of the three-year period, the cycle ends and there is a verification of the effective compliance by the management with the conditions established in the plan manual. If the terms of the plan have been fulfilled, the Company pays the executive a net amount, as an award, referenced at market value of the Company's shares held by the executive within the scope of the program. After the incentive payment, executives may freely negotiate the shares issued by Vale that they have acquired to become eligible for the Matching Plan, in compliance with current legislation. The Statutory Board of Executive Officers is obliged to participate with an amount equivalent to 50% of the target value of its annual bonus (except when the net bonus actually paid is not sufficient to participate in Matching, in which case the participation obligation is reduced to 50% of this amount) and also to retain the ownership of the shares until the end of the cycle. As already mentioned in item 13.1, in 2019, the maintenance of stock ownership was implemented, where the executive shall accumulate, through the share-based compensation programs offered by the Company, and maintain ownership of, the shares issued by Vale in an amount equivalent to a least thirty-six (36) times the amount of the monthly fixed installment for the President and twenty-four (24) times the value of the monthly fixed installment for the Executive Officers.

For more details, see items 13.1 (b) (iii), (c) and (d) and 13.4 of this Reference Form. b. Main Objectives of the Plan The main objectives of share-based compensation plans are: to focus management efforts on creating value and wealth for Vale, to align executive and shareholder interests, to reinforce a sustainable performance culture, to serve as a lever for retaining executives and to encourage the "feeling of ownership". c. How the plan contributes to these objectives The share-based compensation plans align the interests of the shareholders and the Statutory Officers insofar as they ensure that there are gains to the executives only when there are gains to the Company. d. How the plan fits into the issuer's compensation policy The share-based compensation plans are part of Vale's compensation policy as they are responsible for the long-term alignment of executives with the interests of the Company and its shareholders, contributing to the sustainability and maintenance of a level of competitiveness appropriate to the Company's business and the retention of qualified professionals. They are designed with the support of a specialized consultancy and take into account the movements of the national and international market. e. How the plan aligns the interests of managers and issuer in the short, medium and long term The design of the share-based plans incorporates the Company's performance factor, the variation of its shares over the three-year or four-year period and also, in the case of the PAV, the Company's relative performance compared to a group of companies with characteristics similar to Vale. Thus, the plans align the interests of the management and the interests of the Company in the medium and long term. f. Maximum number of shares covered Not applicable. There is no granting of stock options under the aforementioned share-based compensation plans. In the PAV, the number of virtual common shares granted as a reference under the plan varies according to the base compensation of each executive and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant. In the Matching Plan, the calculation base is the fixed compensation received by the Statutory Board of Executive Officers of the Company, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. g. Maximum number of options to be granted Not applicable. There is no granting of stock options under the share-based compensation plans. h. Conditions for acquisition of shares Not applicable. The share-based compensation plans do not grant executives options to acquire Company shares. i. Criteria for setting the acquisition price or reporting period

Not applicable. As the plans do not contemplate the granting of stock options, there is no need to mention the determination of the purchase price or option exercise. Considering the current plans of the Company: (i) in the PAV, for the definition of the reference price to be considered at the beginning of each cycle, for the purposes of calculating the number of virtual shares granted, the historical price of the shares issued by Vale of the last 60 trading sessions of the year before the beginning of the respective cycle, weighted by the volume of shares traded in each of these trading sessions; and (ii) in Matching, in order to define the concession price to be considered at the beginning of each cycle, the average purchase price of the shares issued by Vale in the market, at the beginning of the cycle, is taken into account for the participation of all executives of the Company that are eligible to participate in the program and that have opted to invest cash resources for the purchase of said shares in the market. This same concession price is then also applied to all Company executives who are eligible to participate in the program and who have opted to invest by blocking their "free shares." j. Criteria for setting the reporting period Not applicable. The share-based compensation plans do not contemplate the granting of stock options, consequently there is no term for exercise. Considering our current plans: in the PAV, awards are made gradually over the cycle (0%, 20%, 30% and 50% in each of the four years of the cycle), which has a deadline of four years. For plans before 2014 (exclusive), which were denominated "ILP", the payment was made at the end of the three year cycle. From the year 2019, the cycles will return to three years and with full reward (at the end of the cycle, without gradual payments). In Matching, awards will be made at the end of the three-year cycle, and from 2019 onwards, there may be gradual payments, whenever there is a distribution of dividends or interest on equity capital by Vale to its shareholders. k. Settlement Form The PAV is awarded in cash and Matching is awarded in the same number of shares initially purchased by the participant. Both plans include the withholding of income tax at source, which is borne by the company for the benefit of the participants. l. Restrictions on the transfer of shares In the Matching Plan, if the participant transfers, within a period of three years, any of the Company's shares linked to the Plan, the executive loses the right to the premium. Also, within the scope of the Matching Plan, operations involving derivatives, which set up positions sold in Vale's shares, as well as the lease of shares owned by the participant to third parties are prohibited, considering that Matching has as one of its purposes the exposure and alignment of the Company's listed shares during the Plan period. The transactions described above (involving derivatives and share leases) related to any share of Vale that the executive holds are also prohibited, even if they were acquired outside the scope of the Plan, as long as he is an active participant of the Plan. This item is not applicable to PAV, since the participants of the Plan are not required to maintain a shareholding position in the Company, nor do they receive shares under the Plan. m. Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

In the Matching Plan, any transfer, negotiation or sale made by the participant of the shares issued by Vale linked to the plan before the three-year grace period or his withdrawal from the Company, generate the extinction of any rights to which he would be entitled to under the Plan. In the PAV, the withdrawal of the Company executive generates the extinction of any rights to which he would be entitled under the Plan. In addition, in 2019, as a result of the dam rupture in Brumadinho, in exceptional circumstances, the Board of Directors decided, in an official notice disclosed to the market on January 27 of this year, to suspend variable remuneration to executives until the results of the current investigation are clearer, including plans based on company shares. n. Effects of the departure of the manager from the issuer's bodies on his rights under the share-based compensation plan As it is a retention mechanism, in case of withdrawal of his or her own will, the participant loses the right to receive any awards from the share-based compensation plans. In case of termination or non-renewal of the employment agreement by the Company, the participant receives the amounts to which he or she had already become entitled to at the time of termination of the contract. 13.5 - Share-based compensation of the board of directors and statutory board of executive officers The share-based compensation plans (described on item 13.4) do not contemplate the granting of stock options, because they are based on the quotations of the shares of the Company to define the amount to be paid as an incentive to Executive Officers. Therefore, most information is not applicable, for example, information related to the weighted average exercise price of (a) the options outstanding at the beginning of each reporting period , (b) the options lost during each reporting period, c) the options exercised during each reporting period, (d) the options expired during each reporting period and the potential dilution, in case of exercise of all the options granted, are not applicable to the Company. Considering the above, the incentive information, including amounts paid in each period, is disclosed in the tables below for reference purposes. Share-based compensation forecast for the current reporting period (2019): Board of Directors Statutory Board of Executive Officers Total Total Number of members(1) 13.67 6.00 19.67 Number of Members Receiving Compensation(2) 0.00 6.00 6.00 Weighted average exercise price: (a) of the outstanding options at beginning of reporting period n/a n/a n/a (b) of the options lost during the reporting period n/a n/a n/a (c) of the options exercised during the reporting period n/a n/a n/a (d) of the options expired during the reporting period n/a n/a n/a

(1) Corresponds to the annual average estimative of the number of members of said management body to be verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, and the estimates which were assigned for share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 03/2019. Share-based compensation – Fiscal year ended Dec. 31, 2018 (1) Corresponds to the annual average of the number of members of said management body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 03/2019. Share-based compensation – Fiscal year ended Dec. 31, 2017 Board of Directors Statutory Board of Executive Officers Total Total Number of members(1) 14.92 6.77 21.69 Number of Members Receiving Compensation(2) 0.00 6.77 6.77 Weighted average exercise price: (a) of the outstanding options at beginning of reporting period n/a n/a n/a (b) of the options lost during the reporting period n/a n/a n/a (c) of the options exercised during the reporting period n/a n/a n/a Board of Directors Statutory Board of Executive Officers Total Total Number of members(1) 12.08 6.00 18.08 Number of Members Receiving Compensation(2) 0.00 6.00 6.00 Weighted average exercise price: (a) of the outstanding options at beginning of reporting period n/a n/a n/a (b) of the options lost during the reporting period n/a n/a n/a (c) of the options exercised during the reporting period n/a n/a n/a (d) of the options expired during the reporting period n/a n/a n/a Potential dilution in case of exercise of all the options granted n/a n/a n/a Potential dilution in case of exercise of all the options granted n/a n/a n/a

(1) The total number of members corresponds to the annual average of the number of members of said management body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. Share-based compensation – Fiscal year ended Dec. 31, 2016: (1) The total number of members corresponds to the annual average of the number of members of said management body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. Share-based compensation forecast for the current reporting period (2019): Board of Directors Statutory Board of Executive Officers Total Granting of stock options (Incentive Grant) Grant date (Date of granting the incentive) - January 2015, 2016 and 2017, and March 2016 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadline for receipt of the incentive) - December 2018 and March 2019 (2) - Deadline for exercise of options n/a n/a n/a Board of Directors Statutory Board of Executive Officers Total Total Number of members(1) 20.50 7.55 28.05 Number of Members Receiving Compensation(2) 0.00 7.55 7.55 Weighted average exercise price: (a) of the outstanding options at beginning of reporting period n/a n/a n/a (b) of the options lost during the reporting period n/a n/a n/a (c) of the options exercised during the reporting period n/a n/a n/a (d) of the options expired during the reporting period n/a n/a n/a Potential dilution in case of exercise of all the options granted n/a n/a n/a (d) of the options expired during the reporting period n/a n/a n/a Potential dilution in case of exercise of all the options granted n/a n/a n/a

(1) In January 2015, 2016 and 2017, the PAV cycles started and, in March 2016, the Matching cycle was started. (2) On December 31, 2018, the third, second and first windows of anticipation of the PAV cycles, which started, respectively, in 2015, 2016 and 2017, were closed; and the Matching cycle, which started in 2016, ends in March 2019. Share-based compensation – reporting period ended 12/31/2018: (1) In January 2014, 2015 and 2016, the PAV cycles started and, in March 2015, the Matching cycle was started. (2) On December 31, 2017, the third, second and first windows of anticipation of the PAV cycles, which started, respectively, in 2014, 2015 and 2016, were closed; and, in March 2018, the Matching cycle, whichc started in 2015, was closed. Share-based compensation – reporting period ended 12/31/2017 Board of Directors Statutory Board of Executive Officers Total Granting of stock purchase options (Incentive Grant) Grant date (Date of granting the incentive) - January 2014 and 2015 and March 2014 (1) - Number of granted options n/a n/a n/a Board of Directors Statutory Board of Executive Officers Total Granting of stock purchase options (Incentive Grant) Grant date (Dateofgrantingthe incentive) - January 2014, 2015 and 2016, and March 2015 (1) - Number of granted options n/a n/a n/a Deadlineforoptionsto become exercisable (Deadline for receipt of the incentive) - December 2017 and March 2018 (2) - Deadlineforexerciseof options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 19,622,073.35 19,622,073.35 Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Value of Incentive Paid) - 25,676,497.22 25,676,497.22

(1) In January 2014 and 2015, the PAV cycles started and, in March 2014, the Matching cycle started. (2) On December 31, 2016, the first and second windows of anticipation of the PAV cycles, which started, respectively, in 2014 and 2015, were closed; and, in March 2017, the Matching cycle, which started in 2014, was closed. Share-based compensation – reporting period ended Dec. 31, 2016 (1) In January 2014, the PAV cycle started and, in March 2013, the Matching cycle began. (2) On December 31, 2015, the first window of anticipation of the PAV cycle, which started in 2014, was closed and, in March 2016, the Matching cycle, which started in 2013, was closed. 13.6 – Information on the outstanding options held by the board of directors and statutory board of executive officers Not applicable, since the share-based compensation plans of the Company do not contemplate the granting of stock options, because they are based on the quotations of the shares or the compensation received by the Company's managers to define the amount to be awarded as an incentive to Executive Officers. For more information, see items 13.4 and 13.5 of this Reference Form. 13.7 – Options exercised and shares delivered related to share-based compensation of the board of directors and board of executive officers Board of Directors Statutory Board of Executive Officers Total Granting of stock purchase options (Incentive Grant) Grant date (Date of granting the incentive) - January 2014 and March 2013 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadline for receipt of the incentive) - December2015and March 2016 (2) - Deadline for exercise of options n/a n/a n/a Termofrestrictiononthe transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 3,424,314.00 3,424,314.00 Deadline for options to become exercisable (Deadline for receipt of the incentive) - December2016and March 2017 (2) - Deadline for exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 16,410,713.06 16,410,713.06

Information not applicable to the PAV, since such plan does not contemplate the granting of stock options, because it is based on the quotations of the shares or on the compensation received by the Company's managers to define the amount in cash to be paid as an incentive to Executive Officers, and shares issued by the Company in treasury are not delivered to executives. Information not applicable to Matching in the last three reporting periods, since such plan does not contemplate the granting of stock options, and it was based on the quotations of the shares or on the compensation received by the Company's managers to define the amount in cash to be paid as an incentive to Executive Officers, and shares issued by the Company in treasury were not delivered to executives in that period. Nevertheless, the Company clarifies that, as from 2019, the awards related to the Matching plan will start to be carried out using shares issued by Vale belonging to the Company's Treasury. For more information, see items 13.4 to 13.6 of this Reference Form. 13.8 – Information necessary to understand the data disclosed in items 13.5 to 13.7 – Share price and option pricing methods Not applicable. See items 13.4 to 13.7 of this Reference Form. 13.9 – Interests in shares, stocks and other convertible securities held by managers and Fiscal Council members – by body a. Number of shares or membership interests directly or indirectly held in Brazil or abroad, and other securities convertible into shares or membership interests, issued by the Company, by members of the board of directors, statutory board of executive officers or fiscal council, grouped per body, on the date of closing of the last reporting period : Shares issued by VALE S.A. (*) Includes 89,919 VALE shares in the form of American Depositary Receipts (ADRs), on the New York Stock Exchange. b. Number of shares or membership interests directly or indirectly held in Brazil or abroad, and other securities convertible into shares or membership interests, issued by the direct and indirect controllers of the Company, by members of the board of directors, statutory board of executive officers or fiscal council, grouped per body, on the closing date of the last reporting period : Shares issued by BNDES Participações S.A. Shareholders On 12/31/2018 ON PN Board of Directors 0 0 Board of Executive Officers 0 0 Fiscal Council 0 0 Total 0 0 Shareholders On 12/31/2018 ON Board of Directors Board of Executive Officers Fiscal Council 38,238 971,452 (*) 4,040 Total 1,013,730

Shares issued by LITEL PARTICIPAÇÕES S.A. Shares issued by BRADESPAR S.A. Shares issued by MITSUI & CO., LTD c. Number of shares or membership interests directly or indirectly held in Brazil or abroad, and other securities convertible into shares or membership interests, issued by controlled companies or under the common control of the Company, by members of the board of directors, statutory board of executive officers or fiscal council, grouped per body, on the closing date of the last reporting period : Shares issued by MRS LOGÍSTICA S.A. Shares issued by PT VALE INDONESIA TBK Shareholders On 12/31/2018 ON PN Board of Directors 0 0 Board of Executive Officers 0 0 Shareholders On 12/31/2018 ON PN Board of Directors 0 0 Board of Executive Officers 0 0 Fiscal Council 0 0 Total 0 0 Shareholders On 12/31/2018 ON PN Board of Directors 6,033 0 Board of Executive Officers 0 0 Fiscal Council 0 0 Total 6,033 0 Shareholders On 12/31/2018 ON PN Board of Directors 300 152,971 Board of Executive Officers 0 0 Fiscal Council 0 0 Total 300 152,971 Shareholders On 12/31/2018 ON PN Board of Directors 0 0 Board of Executive Officers 0 0 Fiscal Council 0 0 Total 0 0

13.10 – Information on pension plans granted to members of the board of directors and to statutory officers According to a contractual clause, the Company pays the amounts of the employer and the executive, up to 9% of the fixed compensation, into Valia – Fundação Vale do Rio Doce de Seguridade Social (“Valia”), or into another supplementary pension plan of the statutory officer’s choice. In Valia, the minimum age for applying for retirement income is 45, after a minimum of a five-year waiting period with contributions. Valia – Fundação Vale do Rio Doce de Seguridade Social Board of Directors Statutory Board Total Number of members (1) - 6 members - Name of the Plan Benefit Plan Vale Mais Number of managers who qualify for retirement - 4, of whom (i) 1 per Normal Retirement Income and (ii) 3 for Early Retirement Income. - Conditions for early retirement - to be at least 45 years of age; to have at least 5 years of uninterrupted enrollment with VALIA, counted from the date of the last enrollment of the participant in the Vale Mais Plan (except for participants who migrated from the Defined Benefit Plan – an already extinct pension plan – to the Vale Mais Plan); to have terminated the employment contract with the sponsor or have lost the status of manager. - Updated amount of accumulated contributions in the pension plan until the end of the last reporting period, minus the portion related to contributions made directly by the managers - R$ 10,954,917.98 (2) - Accumulated total amount of contributions made during the last reporting period , minus the portion related to contributions made directly by the managers - R$ 1,856,291.15 (3) - Possibility of early redemption and conditions - The active participant who, on the date of - Fiscal Council 0 0 Total 0 0

(1) Corresponds to the number of directors and officers, as applicable, linked to the pension plan, as provided for in Circular Letter CVM/SEP 03/2019. (2) Amount corresponding to the sum of the Sponsor Accounts of the participants, determined on 12/31/2018. (3) Amount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in 2018. 13.11 – Maximum, minimum and average individual compensation of the board of directors, statutory board and fiscal council 28 Annual values Board of Directors Statutory Board Fiscal Council 12/31/ 2018 12/31/ 2017 12/31/ 2016 12/31/ 2018 12/31/ 2017 12/31/ 2016 12/31/ 2018 12/31/ 2017 12/31/ 2016 Number of member s 12.08 14.92 20.50 6.00 6.77 7.55 5.00 4.82 5.00 No. of member s receivin g compen sation 12.08 14.92 19.75 6.00 6.77 7.55 5.00 4.82 5.00 Value of the highest individu al annual compen sation (Reais) 1,087,30 1.28 960,000. 00 500,000. 00 22,625,1 08.16 58,539,0 91.15 10,745,7 23.58 409,332. 42 403,074. 07 382.789. Board of Directors Statutory Board Total termination of his/her employment contract with the sponsor, or on the date he/she loses his manager status, does not elect to become a self-sponsored payer or co-participant, or does not opt for the portability and is not enjoying the benefit of the Vale Mais Plan, shall be eligible to receive the Redemption. The Redemption value will be equal to: 100% of the Participant's Account + 1% of the Sponsor's Account per month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that Account.

07 00 Value of the lowest individu al annual compen sation (Reais) 540,000. 00 480,000. 00 114,408. 72 5,255,13 1.28 7,279,80 5.88 3,805,91 9.53 409,332. 42 403,074. 07 318,991. Average value of the individu al annual compen sation (Reais) 632,150. 35 451,376. 37 267,225. 87 27,683,5 02.09 23,837,3 28.66 7,679,99 8.68 409,332. 42 403,074. 07 352,692.

Executive Officers is considered, including amounts related to the termination of office, recurring events. Note Board of Directors 12/31/2018 The members with the highest and lowest individual compensation were compensated for twelve months in the period. 12/31/2017 12/31/2016 Statutory Board of Executive Officers 12/31/2018 The Company introduces an additional table in item 13.16 “Other Relevant Information”, which shows the amounts paid disregarding amounts related to non-recurring events, such as severance commitments and expenses related to termination of office and social contribution charges applicable to such expenses, for purposes of the calculation of the maximum and average compensation of the Statutory Board of Executive Officers. The Company understands that the table included in item 13.16 more appropriately reflects the average and maximum compensation of the Statutory Board of Executive Officers in the ordinary course of the Company's business, since it does not contemplate the effects of non-recurring events. In 2018, all currently active members of said body worked for 12 months in the company. For the average remuneration report, the total remuneration of the Board of and the member of the Board of Executives with the highest remuneration exercised his functions during the period of twelve months. The Company clarifies that the average amount of the individual compensation corresponds to the total amount of the annual compensation of the Board of Executive Officers, including amounts related to termination of office for executives who left the Company before the beginning of the fiscal year, divided by the number of paid members as per and of Circular Letter / CVM / SEP No 3/2019, both indicated in item 13.2. Due to this reason, the average value was higher than the value of the highest individual remuneration. 12/31/2017 In 2017, due to the restructuring of the Company's executive board, the compensation of the Statutory Board of Executive Officers contemplated non-recurring events, such as severance commitments and expenses related to termination of office and social contribution charges applicable to such expenses. Therefore, the Company introduces an additional table in item 13.16 “Other Relevant Information”, which shows the amounts paid disregarding amounts related to such non-recurring events, for purposes of the calculation of the maximum and average compensation of the Statutory Board of Executive Officers. The Company understands that the table included in item 13.16 more appropriately reflects the average and maximum compensation of the Statutory Board of Executive Officers in the ordinary course of the Company's business, since it does not contemplate the effects of non-recurring events. In 2017, for the item of lowest compensation, the amount was determined excluding members of the body who exercised the position for less than 12 months. In order to inform the highest compensation, the amounts recognized in the reporting period ended December 31, 2017 were considered, and the member of the Board with the highest compensation exercised his/her duties during the period of 5 months. 12/31/2016 The Company introduces an additional table in item 13.16 “Other Relevant Information”, which shows the amounts paid disregarding amounts related to non-recurring events, such as severance commitments and expenses related to termination of office and social contribution charges applicable to such expenses, for purposes of the calculation of the maximum and average compensation of the Statutory Board. The Company understands that the table included in item 13.16 more appropriately reflects the average and maximum compensation of the Statutory Board of Executive Officers in the ordinary course of the Company's business, since it does not contemplate the effects of non-In 2016, in the case of the Statutory Board of Executive Officers, for the item of lowest compensation, the amount was determined excluding members of the body who exercised the position for less than 12 months. In order to inform the highest compensation, the amounts recognized in the reporting period ended December 31, 2016 were considered, and the member of the Board with the highest compensation exercised his/her duties during the period of 7 months. Fiscal Council 12/31/2017 The members with the highest and lowest individual compensation were compensated for twelve months in the period. 12/31/2016

13.12 – Mechanisms for compensation or indemnification for managers in the event of removal from office or retirement The contracts with the Company's statutory officers contain indemnification clauses for cases of termination, non-renewal of the contract and retirement, provided that these events take place at the Company's initiative, in the following amounts: (i) a compensatory indemnity for any and all amounts due, corresponding to 6 times the value of the last monthly fixed compensation paid to the Executive Officers and 12 times to the Chief Executive Officer, in addition to the payment of indemnification corresponding to 2 times the annual fixed compensation, to be settled in 8 equal quarterly installments, which is subject to a period of unavailability of 24 months. Vale does not enter into any other contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms in case of removal from office, with the members of the Board of Directors and members of the Fiscal Council, other than those described in this Reference Form. For details regarding insurance policies and indemnity agreements involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of this Reference Form of the Company. 13.13 – Percentage in the total compensation held by managers and members of the Fiscal Council who are parties related to the controllers. 13.14 – Compensation of managers and members of the fiscaul council, grouped per body, received for any reason other than the position they hold In the last three reporting periods, no compensation was paid to members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council for any reason other than the position they hold. 13.15 – Compensation of directors and members of the Fiscal Council recognized in the results of direct or indirect controllers of companies under common control and of the issuer's subsidiaries 21,532,564.19 Fiscal year 2018 – compensation received due to the exercise of a position in the Company Board of Directors Statutory Board Fiscal Council Total Directand Indirect Controllers 0 0 0 0 Company's Subsidiaries 0 Total: R$ 21,532,564.19 composed by: 0 R$ Body 2018 2017 2016 Board of Directors 43.04% 51.82% 81.65% Statutory Board of Executive Officers 0.00% 0.00% 0.00% Fiscal Council 0.00% 0.00% 0.00% 12/31/2015

5,558,738.78 2,160,397.00 13.16 – Other relevant information Further clarifications to Item 13.2 This document is prepared based on a cost view, that is, based on the Company's cash outflow. However, it is the practice of the main competitors to disclose the compensation of their executive officers based on the view of the amount effectively received as an asset in the Company, thus excluding the social contribution charges from time to time paid by the Company, as well as expenses with termination of office. In order to allow a correct comparison of the amounts presented, the amounts of compensation realized in 2018 and budgeted for 2019, excluding INSS, social contribution charges under Vale's responsibility, which are the Company's disbursements Fiscal Year 2016 – compensation received due to the exercise of a position in the Company Board of Directors Statutory Board of Executive Officers Fiscal Council Total Directand Indirect Controllers 0 0 0 0 Company's Subsidiaries 0 Total: R$ 2,160,397.00 Annual compensation: R$ 1,584,599.00 Direct and indirect benefits: R$ 575,798.00 0 R$ Companies Under Common Control 0 0 0 0 Fiscal Year 2017 – compensation received due to the exercise of a position in the Company Board of Directors Statutory Board Fiscal Council Total Directand Indirect Controllers 0 0 0 0 Company's Subsidiaries 0 Total: R$ 5,558,738.78 Annual compensation: R$ 4,842,509.20 Direct and indirect benefits: R$ 716,229.58 0 R$ Companies Under Common Control 0 0 0 0 (a) Fixed portion and direct and indirect benefits: R$ 1,994,456.08 and (b) Termination of Office: R$ 19,538,108.11 Companies Under Common Control 0 0 0 0

paid to the Brazilian government, as well as the amounts of cessation of office related to the termination of the contracts of the Executive Officers who left the Company, are detailed below: Budget for 2019 for active executive officers is composed of: (a) Annual fixed compensation (R$ 21,801,612.41); (b) (R$ 8,675,163.30); (c) Variable compensation – Bonus and Share-based (R$ Direct and indirect benefits 25,676,497.22), adding up to R$ 56,153,272.93, net of the social contribution charges. Realized in 2018 for active executive officers was composed of: (a) Annual fixed compensation (R$ 20,543,646.36); (b) Direct and indirect benefits (R$ 7,050,290.66); (c) Variable compensation – Bonus (R$ 31,237,934.71) and Share-based (R$ 19,622,073.35), adding up to R$ 78,453,945.08. The tables below show the reconciliation of this view of the amounts received by the active executive officers of the Statutory Board with the Company's cost view, which comprises these amounts plus the amounts of termination of office and social contribution charges: For the year ended December 31, 2019 (in millions of reais) 21.80 8.68 25.68 Annual Fixed Compensation .................................................................................... Direct and indirect benefits .................................................................................... Variable compensation (bonus and stock-based) ...................................................... Total predicted for Executive Officers for 2019.................................................................................................... Termination of office .............................................................................................. Total predicted for Executive Officers for 2019 (including non-active).............................................................................. Social security contributions for actives and non-actives ........................................... Total expenses related to Executive Officers ................................................... 56.15 22.00 78.15 7.13 85.28 For the year ended December 31, 2018 (in millions of reais) 20.54 7.05 50.86 Annual Fixed Compensation .................................................................................... Direct and indirect benefits .................................................................................... Variable compensation (bonus and stock-based) ...................................................... Total paid to Executive Officers in 2018.................................................................................................... Termination of office .............................................................................................. Total paid to Executive Officers in 2018 (including non-active).............................................................................. Social security contributions for actives and non-actives ........................................... Total expenses related to Executive Officers ................................................... 78.45 68.35 146.80 19.30 166.10 Further clarifications to Item 13.11 In the last reporting period s (particularly in the reporting period of 2017), due to the restructuring of the Company's executive board, the compensation of the Board of Executive Officers was affected by non-recurring events, such as severance commitments, expenses related to termination of office and social contribution charges applicable to such expenses (collectively, “Non-Recurring Events”). Therefore, in this item 13.16, the Company introduces a table in which, for purposes of calculating the maximum and average compensation of the Statutory Board of Executive Officers, the amounts paid as a result of the Non-Recurring Events were disregarded. The Company understands that the table introduced below more appropriately reflects the average and maximum compensation of the Statutory Board of Executive Officers in the ordinary course of the Company's business, since it does not contemplate the effects of Non-Recurring Events.

28 07 00 Annual values Board of Directors Statutory Board Fiscal Council 12/31/ 2018 12/31/ 2017 12/31/ 2016 12/31/ 2018 12/31/ 2017 12/31/ 2016 12/31/ 2018 12/31/ 2017 12/31/ 2016 Number of member s 12.08 14.92 20.50 6.00 6.77 7.55 5.00 4.82 5.00 No. of member s receivin g compen sation 12.08 14.92 19.75 6.00 6.77 7.55 5.00 4.82 5.00 Value of the highest individu al annual compen sation (Reais) 1,087,30 1.28 960,000. 00 500,000. 00 22,625,1 08.16 19,046,1 68.46 8,970,79 2.70 409,332. 42 403,074. 07 382.789. Value of the lowest individu al annual compen sation (Reais) 540,000. 00 480,000. 00 114,408. 72 5,255,13 1.28 7,279,80 5.88 3,805,91 9.53 409,332. 42 403,074. 07 318,991. Average value of the individu al annual compen sation (Reais) 632,150. 35 451,376. 37 267,225. 87 14,836,4 66.23 12,428,4 62.84 5,233,48 0.05 409,332. 42 403,074. 07 352,692.

017 017 Other Additional Clarifications to Item 13 Proposal of Overall Compensation 2019 The proposal for the management's overall compensation for the reporting period 2019, was submitted and approved by the Annual Shareholders’ Meeting in order as an overall sum is the amount of up to R$115,204,420.58(one hundred and fifteen million, two hundred and Note Board of Directors 12/31/2 018 The members with the highest and lowest individual compensation were compensated for twelve months in the period. 12/31/2 12/31/2 016 Statutory Board 12/31/2 018 In said reporting period, the compensation of the Statutory Board contemplated non-recurring events. Therefore, the Company introduces the table above, which shows the amounts paid as compensation, excluding the amounts related to such non-recurring events, for purposes of calculating the maximum and average compensation of the Statutory Board of Executive Officers. All members of said body worked at the company for twelve months in 2018, and the member of the Board of Executives with the highest remuneration exercised his functions during the period of twelve months. 12/31/2 017 In 2017, due to the restructuring of the Company's executive board, the compensation of the Statutory Board of Executive Officers contemplated non-recurring events, such as severance commitments and expenses related to termination of office and social contribution charges applicable to such expenses. Therefore, the Company introduces the table above, which shows the amounts paid as compensation, excluding the amounts related to such non-recurring events, for purposes of calculating the maximum and average compensation of the Statutory Board of Executive Officers. In 2017, in the case of the Statutory Board of Executive Officers, for the item of lowest compensation, the amount was determined excluding members of the body who exercised the position for less than 12 months. In order to inform the highest compensation, the amounts recognized in the reporting period ended December 31, 2017 were considered, disregarding the above-mentioned amounts, and the member of the Board with the highest compensation exercised his/her duties during the period of 5 months. 12/31/2 016 In said reporting period, the compensation of the Statutory Board of Executive Officers contemplated non-recurring events. Therefore, the Company introduces the table above, which shows the amounts paid as compensation, excluding the amounts related to such non-recurring events, for purposes of calculating the maximum and average compensation of the Statutory Board of Executive Officers. In 2016, in the case of the Statutory Board of Executive Officers, for the item of lowest compensation, the amount was determined excluding members of the body who exercised the position for less than 12 months. In order to inform the highest compensation, the amounts recognized in the reporting period ended December 31, 2016 were considered, disregarding the above-mentioned amounts, and the member of the Board with the highest compensation exercised his/her duties during the period of 12 months. Fiscal Council 12/31/2 018 The members with the highest and lowest individual compensation were compensated for twelve months in the period. 12/31/2 12/31/2 016 four thousand, four hundred and twenty reais and fifty eight cents), to be distributed by the Board of Directors, observing the provisions of the legislation in force and Vale's Bylaws. It should be noted that the proposed amount considers the responsibilities of the managers, the time dedicated to their functions, the competence, the professional reputation and the value of their services in the market. It is important to note that the overall compensation proposal above takes into consideration the compensation of the members of the advisory committees and related charges, which amount is not shown in item 13.2 of this Reference Form. Also, the proposal provides for the monthly compensation for each incumbent member of the Fiscal Council to correspond to 10% (ten percent) of the compensation that, on average, is monthly allocated to each Executive Officer, not counting the benefits, representation payments and profit sharing. In addition to the compensation set forth above, the incumbent members of the Fiscal Council shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, with a provision that alternate members shall only be compensated in the cases in which they exercise their title due to vacancy, impediment or absence of the respective full member. The above-mentioned amount comprises: (I) the proposal for the remuneration of the members of the Board of Directors, Statutory Board of Executive Officers and members of the Fiscal Council of up to R$96,337,867.58 (ninety-six million, three hundred and thirty-seven thousand, eight hundred and sixty-seven reais and fifty-eight centavos), which is comprised of (a) R$ 9,495,989.02(nine million, four hundred and ninety-five thousand, nine hundred and eighty-nine reais and two cents) corresponding to the fixed compensation of the members of the Board of Directors and of the members of the Fiscal Council, pursuant to art. 163 of Law 6,404/76, net of the social contribution charges under Vale's responsibility; (b) R$ 47,478,109.63 (forty-seven million, four hundred and seventy-eight thousand, one hundred and nine reais and sixty-three cents), related to the fixed and variable compensation of the Executive Officers, which takes into account an Executive Board composed of six Executive Officers, net of the social contribution charges under Vale's responsibility and excluding the direct and indirect benefits and amounts related to the termination of office. The individual fixed compensation is compatible with the amounts paid to executive officers of companies of same size, while the variable compensation, corresponds to the long-term PAV program, whose payment was made to the managers before the official announcement on the suspension of the variable compensation; the payments related to the short-term variable compensation plan (Bonus) and the long-term Matching program, previously scheduled for payment / award to executives also in 2019,are suspended by the Company since January 2019 until the results of the current investigation are clearer, so there are no figures related to these programs predicted for 2019 remuneration proposal; (c) up to R$ 39,363,868.94 (thirty-nine million, three hundred and sixty-three thousand, eight hundred and sixty-eight reais and ninety-four cents) corresponding to taxes and charges due from the compensation and under Vale’s responsibility, and also benefits of any nature and severance payments to Executive Officers who have left the Company in recent years; and (II) the proposal for the compensation of members of the Advisory Committees and charges related thereto up to R$ 18,866,453.00 (eighteen million, eight hundred and sixty-six thousand, four hundred and fifty-three reais), including compensation of R$ 15,905,345.00 (fifteen million, nine hundred and five thousand, three hundred and forty-five reais) to CIAEs, Extraordinary Independent Consulting Committees established in 2019 to support actions related to the dam rupture in Brumadinho. The following is additional information regarding the Company's proposal for overall compensation for 2019 submitted to shareholders’ appreciation at the Annual Shareholders’ Meeting:

a) Period to which this compensation proposal refers: The Management's proposal refers to payments expected for the period comprised between January 1st and December 31st, 2019, that is, the current reporting period. b) Values approved in the previous proposal and amounts actually realized, clarifying the reason for possible differences: The amount of the overall compensation actually paid to the members of the Board of Directors, the Fiscal Council, the Executive Board, as well as the members of the Advisory Committees for the fiscal year ended in 2018, corresponding to R$ 177,553,174.68 (one hundred seventy-seven million, five hundred and fifty-three thousand, one hundred and seventy-four reais and sixty-eight cents). This value is 3.08% lower than the amount proposed and approved for the fiscal year 2018, which was R$ 184,571,987.07 (one hundred eighty-four million, five hundred seventy-one thousand, nine hundred eighty-seven reais and seven cents), which shows that the compensation paid was in line with the remuneration approved. c) Comments on any differences between the values of the current proposal and the previous proposal and those included in item 13 of the Vale Reference Form: The amount of the overall compensation of the members of the Board of Directors, the Fiscal Council, the Executive Board, as well as the members of the Advisory Committees for the reporting period ended in 2019, corresponds to R$ 115,204,420.58(one hundred and fifteen million, two hundred and four thousand, four hundred and twenty reais and fifty eight cents). This amount is 20.45% lower than the amount proposed for the reporting period of 2018, which was R$ 184,571,987.07 (one hundred eighty-four million, five hundred and seventy-one thousand, nine hundred eighty-seven reais and seven centavos), mainly due to the suspension of payments related to the variable compensation that are no longer included in the remuneration of the Executive Board this decided by the Board of Directors due to the dam rupture in Brumadinho. Clarification The 2019 overall amount mentioned above is higher than the amounts included in item 13.2 of this Reference Form, since it also contemplates, in addition to the compensation to be allocated to the members of the Board of Directors, the Fiscal Council and the Board of Executive Officers, the compensation of the members of the Advisory Committees, including Special Committees established in 2019 to support actions related to the dam rupture in Brumadinho, while the amounts included in item 13.2 of the Reference Form contemplate only the amounts of compensation to the members of the Board of Directors, the Fiscal Council and the Board of Executive Officers.

14. Human Resources 14.1 – Description of human resources a. number of employees (total, per groups based on the activity performed and per geographic location) The table below shows the number of employees December 31st, 2016, 2017 and 2018(5): of the Company and its subsidiaries on (1) (2) Discontinued operations. It comprises the following: Exploration, Energy, Engineering, Institutes and Foundations, Project Management and Corporate Services. It comprises the following: Argentina, Austria, United Arab Emirates, France, India, Japan, Malaysia, Oman, Paraguay, United Kingdom, Singapore, Switzerland, Uruguay Since January 2017, the Company has included, for purposes of the information above, all employees for a definite term, trainees and employees hired through the affirmative action program for People with Special Needs. In 2018, companies Vale Fertilizantes, Miski Mayo and Vale Cubatão are no longer part of the general consolidation. Companies Biopalma and Tecnored have become part of the global consolidation. (3) (4) (5) b. number of outsourced workers (total, per groups based on the activity performed and per geographic location) The table below shows the number of outsourced workers of the Company and its subsidiaries for the fiscal years ended December 31st, 2016, 2017 and 2018(3) per activity performed and per geographic location: 2016 2017 2018 Number of outsourced workers 66,659 56,979 54,644 2016 2017(4) 2018 Total number of own employees 73,062 73,596 70,270 Per business area Ferrous Minerals 42,579 42,734 43,504 Non-ferrous 15,239 15,243 14.349 Coal 2,039 2,258 2,350 Fertilizers (1) 8,935 8,055 0 Other (2) 4,270 5,306 10,067 Per geographical location Brazil 56,576 57,513 55,230 Canada 6,626 6,428 6,029 Indonesia 3,186 3,253 3,128 New Caledonia 1,306 1,343 1,359 Australia 215 21 19 United States 4 4 3 China 140 134 152 Mozambique 2,492 2,397 2,664 Peru 782 759 29 Colombia 0 0 0 Chile 7 9 10 Other (3) 1,728 1,735 1,647

(1) It comprises the following: Exploration, Energy, Engineering, Institutes and Foundations, Project Management and Corporate Services. It comprises the following: Argentina, Austria, United Arab Emirates, France, India, Japan, Malaysia, Oman, Paraguay, United Kingdom, Singapore, Switzerland, Uruguay In 2018, companies Vale Fertilizantes, Miski Mayo and Vale Cubatão are no longer part of the general consolidation. Companies Biopalma and Tecnored have become part of the global consolidation. (2) (3) c. Turnover rate The turnover rate of the Company's employees and its subsidiaries for the fiscal years ended 2016, 2017 and 2018 was 7.2%, 9.0% and 15%, respectively. The turnover rate is calculated on the basis of data from Vale S.A. and its subsidiaries in the following countries: Brazil, Canada, Indonesia, New Caledonia, Australia, United States of America, China, Mozambique, Peru, Colombia, Chile, Argentina, Austria, Dubai, India, Japan, Korea, Malaysia, Oman, Paraguay, Philippines, Singapore, Switzerland, United Kingdom and Uruguay. 14.2 – Relevant changes – Human resources In fiscal year 2016, the reduction in the number of outsourced workers occurred almost entirely by virtue of demobilization of projects. In fiscal year of 2017, there was a reduction of approximately 14% in the number of Vale's outsourced workers, mainly due to demobilization of projects. In the fiscal year of 2018, there was a 39% increase in the number of third parties in the area of Ferrous, which was due to some factors such as: (a) increase in the production of iron ore and pellets with ramp up Serra Sul, return of 1, 2 and São Luís Plants, among others, (b) entry of the new Contract Management System (SGC) and (c) new third party accounting rule, accounting for per CPF and no longer per job title. Per business area Ferrous 19,507 19,203 26,714 Non-ferrous 10,576 9,793 8,850 Coal 2,709 2,689 4,212 Fertilizers 8,296 8,793 0 Other (1) 25,571 16,501 14,868 Per geographical location Brazil 52,968 44,084 40,371 Canada 3,275 2,962 2,918 Indonesia 3,235 3,493 3,242 New Caledonia 1,276 974 1,203 Australia 0 0 0 United States 0 0 0 China 1 0 18 Mozambique 3,524 3,198 5,543 Peru 1,128 1,135 2 Colombia 0 0 0 Chile 31 44 11 Other (2) 1,221 1,089 1,336

14.3 – Description of the employee compensation policy Wages and benefits provided by Vale and its subsidiaries are usually defined taking into account compensation and benefit practices of each location in which the Company operates. a. Variable compensation and salary policy Vale follows the practice already adopted in recent years of conducting comparative compensation surveys, offering all its own employees a salary equal to or greater than the legal minimum practiced in each location. Moreover, through the variable compensation program, Vale fosters the engagement of its employees and encourages better performance through rewards varying from 0 to 200% of a market-based reference value, depending on certain targets set and cash generation in each period. Similar incentive compensation schemes also exist in our subsidiaries. With this policy, Vale strengthens the culture of constant search for results, in addition to allowing the alignment of individual objectives and results with those of Vale. At Vale's own units, the performance appraisal for short-term (annual) variable compensation is based on annual targets aligned to the Company's strategy and budget defined by the Board of Directors. This appraisal is carried out through an interactive process between the employees and their managers, in addition to a computerized system, in which the results are recorded. In this program, employees are rewarded for meeting and/or exceeding their targets, and also according to the results obtained by the performance and budget indicators for the company or the business conducted by it. Each result achieved in the goals represents a number of points and the sum of the points is one of the factors that, together with Vale's result, will determine the employee's short-term variable compensation. Vale negotiates wages and benefits with various unions in different countries. Vale concluded collective agreements with unionized employees at our operations in Australia, Brazil, Canada, Indonesia, Malawi, Mozambique, New Caledonia, Oman and the United Kingdom. In Brazil, Vale enters into collective agreements at national level and specific local agreements with unions representing 100% of the Company's employees in that country. In the Collective Labor Agreement 2018/2019, a salary adjustment of 6% was granted, starting in November 2018, to all employees. Vale Canada also establishes salaries and benefits for its unionized employees through collective agreements. No collective bargaining took place in 2018, as no agreement expired last year. On January 1, 2018, Vale Canada implemented a flexible benefits program for employees represented by the technical and administrative union in our Sudbury operation (such plan was negotiated during the collective bargaining process in 2017). For non-unionized employees, Vale Canada undertakes an annual review of wages and benefits. We also offer our employees and their dependents other benefits, including complementary medical care, and in 2017, Vale Canada introduced a new flexible benefits plan to its non-union employees. Certain employees who are part of Vale's management team may, depending on the eligibility of each plan, also participate in the long-term incentives, such as: (i) Matching: share-based program designed to encourage the “feeling of owner” of the Company and increase the capacity to attract and retain managers, through which eligible employees can acquire Vale's shares with their own funds (moment 0), and should they keep their shares and their employment bond with Vale for a period of 3 (three) years, in addition to complying with the requirements set forth in the annual program manual, they will be entitled to receive from Vale the equivalent to the same number of shares purchased at moment 0. For more information on the Matching, see item 13.4 of this Reference Form.

(ii) Long-Term Incentive - ILP: a program that grants Vale's virtual shares to top management and takes into account the relative performance of the Total Shareholder Return (TSR), compared to that of a defined group of peer groups, over a 3-year cycle. The last year of concession of the ILP was that of the cycle started in 2013, but the terms and conditions of the ILP remain applicable to its beneficiaries. Starting in 2014, the ILP was replaced with the Virtual Share Program - PAV in 2014, a program also based on Vale's common virtual shares, with functions and conditions very similar to the ILP, in which the participants have the opportunity to receive, over a cycle of 4 (four) years – for programs started between 2014 and 2018 – or throughout a 3 (three) year cycle – for the program started in 2019, an amount equivalent to the market value of a certain number of Vale's common shares. For more information on the ILP, PAV, see item 13.4 of this Reference Form. The variable compensation and salary policy attributed to non-statutory Officers is described in item 13 of this Reference Form. b. Benefit policy Wages and benefits provided by Vale and its subsidiaries are usually defined on a company-to-company basis. Our benefit policy is in line with our strategy of attraction and retention, following the applicable legislation and the market practice in the countries where we operate. We provide an attractive and competitive benefit package, which ensures health, well-being, protection and quality of life. The main benefits offered to the employees are medical and dental care, life insurance, private pension fund, and short-term and long-term disability benefits. With regard to pension plans, Vale recommends offering a model of the type of contribution defined at the locations where the financial market allows the management of long -term resources in a sustainable manner. Vale’s Brazilian employees and most of its Brazilian subsidiaries may participate in pension plans managed by Valia. The majority of participants in Valia's plans participate in a plan called "Vale Mais", which Valia implemented in 2000. This plan is mainly a defined as a contribution plan with a fixed benefit in relation to services prior to 2000 and other fixed benefits to cover temporary or permanent disability, retirement and financial protection to dependents in the event of death. Valia also operates a fixed benefit plan, closed to new participants since May 2000, with benefits based on years of service, salary, and social security benefits. This plan covers retired participants and their beneficiaries, as well as a relatively small number of employees who did not want to switch from the old plan to the "Vale Mais" plan when it was established in May 2000. The employees of our base metals operations participate in fixed benefit pension plans and fixed contribution pension plans. Fixed benefit plans have been closed to new participants since 2009, and all new employees in our Base Metals operations are eligible to participate in fixed contribution pension plans. c. characteristics of share-based compensation plans of non-management employees, identifying (i) group of beneficiaries; (ii) conditions for the exercise; (iii) exercise prices; (iv) terms of exercise; and (v) the number of shares committed by the plan. The share-based compensation plans described in item 13.4 of this Reference Form are extended to non-statutory Officers of the Company, and to other levels of leadership, according to the eligibility rules of each plan. The characteristics of the referred to plans are described in item 13.4 of this Reference Form.

14.4 - Description of the relations between the issuer and unions, indicating whether there were any stoppages or strikes in the last three fiscal years Vale maintains a harmonious relationship with unions worldwide and seeks to settle any conflicts directly with the unions, through permanent meetings and gatherings (up to the date of this Reference Form, there are approximately 34 unions in Brazil and 12 unions in the rest of the world). In the last three fiscal years, there were no strikes or stoppages in the activities of the Company or its subsidiaries, pursuant to the Global Reporting Initiative (GRI), which establishes as strikes or stoppages interruptions of more than 7 days. As of 2005, employees elect, through a direct voting process, an effective member of the Board of Directors and its respective alternate. Elections are conducted jointly by the company and the unions. 14.5 – Other relevant information – Human Resources There is no other relevant information that has not been disclosed in the items above.

15. Control and economic group 15.1/ 15.2 Shareholding position last Shareholder Nationality Fed eral Unit Legal Representa tive / Proxy CPF / CNPJ (Brazilian taxpayer no.) of the Proxy CPF/ CNPJ (Brazilian taxpayer no.) Common Shares Preferred Special Class Shares Total Preferred Shares Total Member of shareholders’ agreement Majority shareholde r Date of change Quantity % Quantity % Quantity % Quantity % Litel Participações S.A. Brazilian RJ N/A N/A 00.743.065/0001-27 978,746,864 18.521% 0 0 0 0 978,746,864 18.521% Yes Yes 4/30/2019 Litela Participações S.A. Brazilian RJ N/A N/A 05.495.546/0001-84 97,026,670 1.836% 0 0 0 0 97,026,670 1.836% No No 4/30/2019 Bradespar S.A. Brazilian SP N/A N/A 03.847.461/0001-92 293,907,266 5.562% 0 0 0 0 293,907,266 5.562% Yes Yes 4/30/2019 Mitsui & Co., Ltd Japanese Mitsui & Co. (Brazil) S.A. 61.139.697/0001-70 05.466.338/0001-57 286,347,055 5.419% 0 0 0 0 286,347,055 5.419% Yes Yes 4/30/2019 BNDES Participações S.A. Brazilian RJ N/A N/A 00.383.281/0001-09 323,496,276 6.122% 0 0 0 0 323,496,276 6.122% Yes Yes 4/30/2019 Federal Government Brazilian - - - - 0 0.000% 12 100 12 100 12 0.001% No No 4/30/2019 BlackRock, Inc. North American - HSBC Bank Brasil S.A. 01.701.201/0001-89 - 272,763,231 5.162% 0 0 0 0 272,763,231 5.162% No No 12/31/2018 Capital Research Global Investors North American - J.P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários 33.851.205/0001-30 - 265,599,956 5.026% 0 0 0 0 265,599,956 5.026% No No 03/14/2019 Treasury - - N/A N/A - 156,192,313 2.955% 0 0 0 0 156,192,313 2.955% - - 4/30/2019 Others - - N/A N/A - 2,610,395,139 49.397% 0 0 0 0 2,610,395,139 49.396% - - N/A Total - - - - - 5,284,474,770 100.000% 12 100.00% 12 100.00% 5,284,474,782 100.000% - - -

change shareholders’ Bradespar S.A. – CNPJ: 03.847.461/0001-92 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of agreement Majority shareholder Date of last change Quantity % Quantity % Quantity % Cidade de Deus Cia. Cial. de Participações S.A. Brazilian SP 61.529.343/0001-32 44,883,224 36.738 301,410 0.133 45,184,634 12.983 No Yes 4/30/2019 NCF Participações S.A. Brazilian SP 04.233.319/0001-18 30,388,376 24.874 2,235,627 0.990 32,624,003 9.374 No Yes 4/30/2019 Fundação Bradesco Brazilian SP 60.701.521/0001-06 18,179,304 14.880 0 0.000 18,179,304 5.223 No Yes 4/30/2019 Nova Cidade de Deus Participações S.A. Brazilian SP 04.866.462/0001-47 1,675,008 1.371 0 0.000 1,675,008 0.481 No Yes 4/30/2019 Others - - - 27,045,537 22.137 223,325,559 98.877 250,371,096 71.939 - - N/A Total - - - 122,171,449 100.00 225,862,596 100.000 348,034,045 100.000 - - - Previ – Banco do Brasil Employees' Pension Fund – CNPJ: 33.754.482 / 0001-24 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Quantity % Quantity % Quantity % Others - - - 1 100.000 0 0.000 1 100.000 - - N/A Total - - - 1 100.000 0 0.000 1 100.000 - - - BB Carteira Ativa – CNPJ: 01.578.476/0001-77 Shareholder Nationality Fe der al Uni t CPF/CNPJ Common Shares Preferred Shares Total Quantity % Quantity % Quantity % Member of shareholders’ agreement Majority shareholder Date of last Previ – Caixa de Previdência dos Funcionários do Banco do Brasil Brazilian - 33.754.482 / 0001-24 871,754,329 100.000 0 0.000 871,754,329 100.000 No No 4/30/2019 Others - - - 0 0.000 0 0.000 0 0.000 - - N/A Total - - - 871,754,329 100.000 0 0.000 871,754,329 100.000 - - - Litel Participações S.A. – CNPJ (Taxpayer ID): 00.743.065/0001-27 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Quantity % Quantity % Quantity % BB Carteira Ativa Brazilian - 01.578.476/0001-77 193,740,143 78.397 28,385,523 100.00 222,125,666 80.622 No Yes 4/30/2019 Carteira Ativa II FIA Brazilian - 04.194.710/0001-50 31,688,443 12.823 26 0.00 31,688,469 11.502 No No 4/30/2019 PETROS Brazilian - 34.053.942/0001-50 19,115,693 7.735 161 0.00 19,115,854 6.938 No No 4/30/2019 Singular FIA Brazilian - 15.637.784/0001-30 2,583,919 1.045 2 0.00 2,583,921 0.938 No No 4/30/2019 Others - - - 147 0.000 292 0.00 439 0.000 No No N/A Total - - - 247,128,345 100.000 28,386,004 100.00 275,514,349 100.000 - - -

change Fundação Bradesco – CNPJ: 60.701.521/0001-06 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Quantity % Quantity % Quantity % Others - - - 1 100.000 0 0.000 1 100.000 No No N/A Total - - - 1 100.000 0 0.000 1 100.000 - - - Nova Cidade de Deus Participações S.A. – CNPJ: 04.866.462/0001-47 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Quantity % Quantity % Quantity % Fundação Bradesco Brazilian SP 60.701.521/0001-06 157,710,559 46.302 360,928,543 100.000 518,639,102 73.928 No Yes 4/30/2019 BBD Participações S.A. Brazilian SP 07.838.611/0001-52 182,904,922 53.698 0 0.000 182,904,922 26.072 No Yes 4/30/2019 Total - - - 340,615,481 100.000 360,928,543 100.000 701,544,024 100.000 - - - Cidade de Deus Cia. Cial. de Participações S.A. – CNPJ: 61.529.343/0001-32 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last Quantity % Quantity % Quantity % Nova Cidade de Deus Participações S.A. Brazilian SP 04.866.462/0001-47 3,755,570,512 47.891 0 0.000 3,755,570,512 47.891 No Yes 4/30/2019 Fundação Bradesco Brazilian SP 60.701.521/0001-06 2,776,765,252 35.409 0 0.000 2,776,765,252 35.409 No Yes 4/30/2019 Maria Ângela Aguiar Brazilian SP 000.548.238-03 411,197,692 5.244 0 0.000 411,197,692 5.244 No Yes 4/30/2019 Others - - - 898,426,068 11.456 0 0.000 898,426,068 11.456 - - N/A Total - - - 7,841,959,524 100.000 0 0.000 7,841,959,524 100.000 - - -

BNDES Participações S.A. - 00.383.281/0001-09 Nationality CPF/CNPJ Common Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Shareholder Quantity % Quantity % Banco Nacional de Desenvolvimento Econômico e Social – BNDES Brazilian 33.657.248/0001-89 1 100.000 1 100.000 No Yes 4/30/2019 Total - - 1 100.000 1 100.000 - - - NCF Participações S.A. – CNPJ: 04.233.319/0001-18 Shareholder Nationality Fe der al CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Quantity % Quantity % Quantity % Fundação Bradesco Brazilian SP 60.701.521/0001-06 300,379,172 25.129 1,065,350,875 100.000 1,365,730,047 60.412 No Yes 4/30/2019 Cidade de Deus Cia. Cial. de Participações S.A. Brazilian SP 61.529.343/0001-32 893,190,142 74.721 0 0.000 893,190,142 39.509 No Yes 4/30/2019 Nova Cidade de Deus Participações S.A. Brazilian SP 04.866.462/0001-47 1,788,311 0.150 0 0.000 1,788,311 0.079 No Yes 4/30/2019 Total - - - 1,195,357,625 100.000 1,065,350,875 100.000 2,260,708,500 100.000 - - - BBD Participações S.A. – CNPJ: 07.838.611/0001-52 Shareholder Nationality Federal Unit CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Quantity % Quantity % Quantity % NCD Participações Ltda Brazilian SP 48.594.139/0001-37 0 0.000 74,784,306 49.380 74,784,306 24.196 Yes No 4/30/2019 Treasury - - - 57,870,816 36.713 21,719,277 14.341 79,590,093 25.751 No No 4/30/2019 Luiz Carlos Trabuco Cappi Brazilian SP 250.319.028-68 9,098,453 5.772 198,114 0.131 9,296,567 3.008 No No 4/30/2019 Carlos Alberto Rodrigues Guilherme Brazilian SP 021.698.868-34 8,975,829 5.694 167.514 0.111 9,143,343 2.958 No No 4/30/2019 Milton Matsumoto Brazilian SP 081.225.550-04 8,927,056 5.663 167,460 0.111 9,094,516 2.943 No No 4/30/2019 Others - - - 72,758,623 46.158 54,409,462 35.926 127,168,085 41.144 - - N/A Total - - - 157,630,777 100.000 151,446,133 100.000 309,076,910 100.000 - - -

Mitsui & Co., Ltd – CNPJ: 05.466.338/0001-57 Shareholder Nationality Fed eral Unit Legal Representative / Proxy CPF / CNPJ (Brazilian taxpayer no.) of the Proxy CPF/CNPJ Common Shares Preferred Shares Total Member of shareholders’ agreement Majority shareholde r Date of last change Quantity % Quantity % Quantity % The Master Trust Bank of Japan, Ltd. (trust account) Japanese - Hiroshi Shimizu (CEO) - - 149,001,100 8.552 0 0 149,001,100 8.552 No No 03/31/2019 Japan Trustee Services Bank, Ltd. (trust account) Japanese - Yoshikazu Tanaka (CEO) - - 94,512,200 5.424 0 0 94,512,200 5.424 No No 03/31/2019 Japan Trustee Services Bank, Ltd. (trust account 9) Japanese - Yoshikazu Tanaka (CEO) - - 36,404,700 2.089 0 0 36,404,700 2.089 No No 03/31/2019 Nippon Life Insurance Company Japanese - Hiroshi Shimizu (CEO) - - 35,070,840 2.013 0 0 35,070,840 2.013 No No 03/31/2019 Japan Trustee Services Bank, Ltd. (trust account 5) Japanese - Yoshikazu Tanaka (CEO) - - 31,841,300 1.827 0 0 31,841,300 1.827 No No 03/31/2019 JP Morgan Chase Bank, N.A. 385151 North American - James Dimon (Chairman and CEO) - - 26,234,573 1.506 0 0 26,234,573 1.506 No No 03/31/2019 State Street Bank West Client - Treaty 505234 North American - Standing Agent: Mizuho Bank, Ltd. - - 25,717,432 1.476 0 0 25,717,432 1.476 No No 03/31/2019 Sumitomo Mitsui Banking Corporation Japanese - Makoto Takashima (CEO) - - 25,667,000 1.473 0 0 25,667,000 1.473 No No 03/31/2019 Japan Trustee Services Bank, Ltd. (trust account 7) Japanese - Yoshikazu Tanaka (CEO) - - 23,520,400 1.350 0 0 23,520,400 1.350 No No 03/31/2019 Japan Trustee Services Bank, Ltd. (trust account 1) Japanese - Yoshikazu Tanaka (CEO) - - 21,175,900 1.215 0 0 21,175,900 1.215 No No 03/31/2019 Treasury - - - - - 4,241,441 0.243 0 0 4,241,441 0.243 - - 03/31/2019 Others - - - - - 1,268,958,741 72.832 0 0 1,268,958,741 72.832 - - 03/31/2019 Total - - - - - 1,742,345,627 100.000 0 0 1,742,345,627 100.000 - - 03/31/2019 Banco Nacional de Desenvolvimento Econômico e Social – BNDES. - 33.657.248/0001-89 Nationality CPF/CNPJ Common Shares Total Member of shareholders’ agreement Majority shareholder Date of last change Shareholder Quantity % Quantity % Federal Government (Ministry of Finance) Brazilian - 6,273,711,452 100.000 6,273,711,452 100.000 No No 4/30/2019 Total - - 6,273,711,452 100.000 6,273,711,452 100.000 - - -

15.3 - Distribution of capital Outstanding Shares Outstanding shares corresponding to all shares of the issuer, except those held by the controlling shareholder, the persons related to it, the managers of the issuer, and the shares held in treasury. Units Percentage Number of common shares 3,147,736,916 59.57% Number of class E preferred shares 0 0.00% Number of preferred shares 0 0.00% Total 3,147,736,916 59.57% Date of last change 4/30/2019 Number of individual shareholders (Units) 136,372 Number of legal entity shareholders (Units) 1,507 Number of institutional investors (Units) 1,374

15.4 Organization chart of the issuer's shareholders and the economic group in which it is inserted, indicating: a. all direct and indirect controllers and, in case the issuer so wishes, the shareholders with interest equal to or greater than 5% of one class or type of shares Litel Participações S.A. ("Litel") is a holding controlled by BB Carteira Ativa (80.62%), an investment fund managed by BB Gestão de Recursos – Distribuidora de Títulos e Valores Mobiliários S.A., quotas of which are 100% held by Previ – Caixa de Previdência dos Funcionários do Banco do Brasil ("Previ"). Previ is a closely-held private pension plan entity and its participants are Banco do Brasil employees and Previ employees. This fund is managed by BB Gestão de Recursos - Distribuidora de Títulos e Valores Mobiliários S.A.. Litel holds a 18.52% interest in the Company's capital stock. Litel also holds an indirect interest in the Company through its subsidiary, Litela Participações S.A., which holds 97,026,670 shares issued by Vale, corresponding to 1.84% of its capital stock. Bradespar S.A. is a holding company controlled by (i) Cidade de Deus Cia. Cial. de Participações S.A., a holding company (12.98%), (ii) NCF Participações S.A., a holding company (9.37%); (iii) Fundação Bradesco, a non-profit organization with the purpose of providing education and professional training to children, youth and adults (5.22%); and (iv) Nova Cidade de Deus Participações S.A., a holding company (0.48%). Cidade de Deus Cia. Cial. de Participações S.A. is controlled by Nova Cidade de Deus Participações S.A., a holding company (47.89%), Fundação Bradesco (35.41%) and Mrs. Maria Ângela Aguiar (5.24%). NCF Participações S.A. is controlled by Fundação Bradesco (60.41%), Cidade de Deus Companhia Comercial de Participações S.A. (39.51%) and Nova Cidade de Deus Participações S.A. (0.08%). Nova Cidade de Deus Participações S.A. is controlled by Fundação Bradesco (73.93%) and BBD Participações S.A. (26.07%). BBD Participações S.A. has its capital stock broken down among its various shareholders, with NCD Participações Ltda. being the largest of them, with 24.20% of the total capital stock. Bradespar holds a 5.56% interest in the Company's capital stock. Mitsui & Co., Ltd is a trading company headquartered in Japan, with its capital stock highly pulverized. Mitsui holds a 5.42% interest in the Company's capital stock.

BNDES Participações S.A. is a holding wholly owned by Banco Nacional de Desenvolvimento Econômico e Social – BNDES ("BNDES"), which holds a direct interest of 6.12% in the Company's capital stock. BNDES is a state-owned enterprise with legal personality governed by private law, whose shares are 100% held by the Federal Government. b. main subsidiaries and affiliates of the Company: On December 31st, 2018, Vale controlled or held interest in the following companies (for a detailed description of the controlled companies and affiliates of the Company relevant to Vale's business, see item 9 of this Reference Form): engaged in activities Aceros Del Orinoco S.A. – Indirectly Affiliated Abroad Aços Laminados do Pará S.A. – Wholly-owned subsidiary ACWA Power Moatize Limited – Indirectly Affiliated Abroad ACWA Power Moatize Termoeléctrica S.A. – Indirectly Affiliated Aliança Eólica Santo Inácio Participações S.A. – Shared Control Aliança Geração de Energia S.A. – Shared Control Aliança Norte Energia Participações S.A. – Shared Control Anyang Yu Vale Yongtong Pellet Co., Ltd. – Indirectly Affiliated Abroad Associação Casa de Cultura Canaã dos Carajás – Association Associação de Terminais Portuários Privados - ATP - Association Associação Instituto Tecnológico Vale – Association Associação Memorial Minas Gerais Vale - Association Associação Museu Vale - Association Associação Vale para Desenvolvimento Sustentável - Association Australian Coal Inter Holding (NL) I B.V. – Indirectly Controlled Abroad Baovale Mineração S.A. – Indirectly Affiliated in Brazil Beijing Iron Ore Trading Center Corporation – Indirectly Affiliated Abroad Belcoal Pty Ltd – Indirectly Controlled Abroad Belvedere Australia (BP) PTY Ltd – Indirectly Controlled Abroad Belvedere Coal Management Pty Ltd – Indirectly Controlled Abroad Belvedere JV (Unincorporated) – Consortium Biopalma da Amazônia S.A. – Reflorestamento, Indústria e Comércio – Directly Controlled in Brazil Bowen Central Coal JV (Unincorporated) – Consortium Bowen Central Coal Pty Ltd. – (ACN107 198 676) – Indirectly Controlled Abroad Bowen Central Coal Sales Pty Ltd. – (ACN 107 201 230) – Indirectly Controlled Abroad California Steel Industries, Inc. – Shared Control Camberwell Coal Pty Ltd. – (ACN 003 825 018) – Indirectly Controlled Abroad CMM Overseas S.A. – Indirectly Controlled Companhia Coreano-Brasileira de Pelotização – Shared Control Companhia Hispano-Brasileira de Pelotização – Shared Control Companhia Ítalo-Brasileira de Pelotização – Shared Control Companhia Logística da Africa, Limitada – Indirectly Controlled Abroad Companhia Nipo-Brasileira de Pelotização – Shared Control Companhia Paulista de Ferro-Ligas – Directly Controlled in Brazil Companhia Portuária Baía de Sepetiba – Directly Controlled in Brazil Companhia Siderúrgica Ubu – Subsidiary Companhia Usina Tecpar – Indirectly Controlled in Brazil Consórcio AHE Porto Estrela – Consortium Consórcio BM-ES-27 – Consortium Consórcio BM-PAMA-10 – Consortium Consórcio BM-PAMA-11 – Consortium Consórcio BM-PAMA-12 – Consortium Capim Branco Energia – Consortium Consórcio da Usina Hidrelétrica de Igarapava – Consortium Consórcio de Rebocadores da Baia de São Marcos – Consortium Consórcio de Rebocadores da Barra dos Coqueiros – Consortium Consórcio Estreito Energia – CESTE – Consortium

Consórcio Gesai – Geração Santa Isabel – Consortium Consórcio Machadinho – Consortium Consórcio Railnet – Consortium Consórcio SF-T-81 – Consortium Consórcio Candonga – Consortium Copperbelt (B) Inc. – Indirectly Shared Control Abroad Corredor do Desenvolvimento do Norte S.a.r.L – Indirectly Shared Control Abroad Corredor Logístico Integrado de Nacala, S.A. – Indirectly Shared Control Abroad CPP Participações S.A. – Directly Controlled in Brazil CSI Tubular Products Inc. – Wholly-owned subsidiary of California Steel Industries Inc. CSP – Companhia Siderúrgica do Pecém – Directly Affiliated in Brazil Cubatão Fertilizer B.V. – Indirectly Controlled Abroad Docepar S.A. – Wholly-owned subsidiary Eagle Downs Coal Management PTY Ltd – Indirectly Shared Control Abroad Eastern Star Resources Pty – Indirectly Controlled Abroad Empreendimentos Brasileiros de Mineração S.A. – Directly Controlled in Brazil Exide Group Incorporated – Indirectly Controlled Abroad Ferrovia Centro-Atlântica S.A. – Indirectly controlled by VLI S.A. Ferrovia Norte Sul S.A. – Controlled by VLI S.A. Florestas Rio Doce S.A. – Directly Controlled in Brazil Fundação Caemi de Previdência Social – Foundation Fundação Estação do Conhecimento Moçambique – Foundation Fundação Renova – Foundation Fundação Vale – Foundation Fundação Zoobotânica de Carajás – Foundation Glennies Creek Coal Management Pty Ltd. – (ACN 097 768 093) – Indirectly Controlled Abroad Globalore PTE LTD. – Indirectly Affiliated Abroad Henan Longyu Energy Resources Co. Ltd. – Indirectly Affiliated Instituto Ambiental Vale – Association Integra Coal Operations Pty Ltd. – (ACN 118 030 998) – Indirectly Controlled Abroad Integra Coal Sales Pty Ltd. – (ACN 080 537 033) – Indirectly Controlled Abroad International Iron Company. Inc. – Indirectly Controlled Abroad Isaac Plains Coal Sales Pty Ltd. – (ACN 114 276 701) – Indirectly Controlled Abroad Jusoor Foundation – Foundation Kaolin Overseas Ltd. – Indirectly Controlled Abroad Korea Nickel Corporation – Indirectly Affiliated Abroad Larco – Indirectly Controlled Abroad Maitland Main Collieries Pty Ltd. – (ACN 000 021 652) – Indirectly Controlled Abroad MBR Overseas Ltd. – Indirectly Controlled Abroad Minas da Serra Geral S.A. – Wholly-owned subsidiary Mineração Corumbaense Reunida S.A. – Directly Controlled Abroad Mineração Dobrados S.A. Indústria e Comércio – Directly Controlled in Brazil Mineração Guanhães Ltda. – Directly Controlled in Brazil Mineração Guariba Ltda. – Directly Controlled in Brazil Mineração Manati Ltda. – Directly Controlled in Brazil Mineração Mato Grosso S.A. – Indirectly Controlled in Brazil Mineração Ocirema Indústria e Comércio Ltda. – Directly Controlled in Brazil Mineração Rio do Norte S.A. – Shared Control Minerações BR Holding GmbH – Indirectly Controlled Abroad Minerações Brasileiras Reunidas S.A. – Directly Controlled in Brazil Moatize Coal Investment (PTY) LTD – Indirectly Controlled Abroad Monticello Insurance Ltd. – Indirectly Controlled Abroad MRS Logística S.A. – Directly Shared Control in Brazil MS Empreendimentos e Participações Ltda. – Indirectly Controlled in Brazil MSE – Serviços de Operação, Manutenção e Montagem Ltda. – Directly Controlled in Brazil Nacala Corridor (DIFC) Limited – Indirectly Shared Control Abroad Nacala Corridor Holding Netherlands B.V. – Indirectly Shared Control Abroad Norte Energia S.A. – Indirectly Affiliated in Brazil

Pineland Timber Company Ltd – Indirectly Shared Control Abroad Ponta Ubu Agropecuária Ltda. – Shared Control Potássio Rio Colorado S.A. – Indirectly Controlled Abroad PT Sumbawa Timur Mining – Indirectly Controlled Abroad PT Vale Eksplorasi Indonesia – Indirectly Controlled Abroad PT Vale Indonesia Tbk – Indirectly Controlled Abroad Qld Coal Holdings Pty Ltd – (ACN 081 724 129) – Indirectly Controlled Abroad Railvest Investments Inc. – Indirectly Controlled Abroad Retiro Novo Reflorestamento Ltda. – Directly Controlled in Brazil Rio Doce Australia Pty Ltd – Indirectly Controlled Abroad Rio Doce International S.A. – Indirectly Controlled Abroad Salobo Metais S.A. – Directly Controlled in Brazil Samarco Mineração S.A. – Shared Control SDCN – Sociedade de Desenvolvimento do Corredor de Nacala – Indirectly Shared Control Abroad Seamar Shipping Corporation – Indirectly Controlled Abroad Sociedade de Desenvolvimento Estudo e Implantação do Corredor de Nacala (SDEICN (SPE) – Indirectly Controlled Abroad Société Industrielle et Commerciale Brasilo-Luxembourgeoise – Brasilux – Directly Abroad SRV Corporate S.A. – Indirectly Controlled Abroad Stark Merger Sub Limited – Indirectly Controlled Startec Iron LLC – Indirectly Controlled Abroad TEAL Management Corporation – Indirectly Shared Control Abroad Teal Minerals (Barbados) Incorporated – Indirectly Shared Control Abroad Tecnored Desenvolvimentos Tecnológicos S.A. – Wholly-owned subsidiary Tecnored Tecnologia de Auto-Redução S.A. – Indirectly Controlled Abroad Terras Brasil Administração de Imóveis Ltda (previously named Land Company) Affiliated in Brazil The Central East African Railway – Indirectly Shared Control Abroad Tiebaghi Nickel S.A.S. (Branch) – Indirectly Controlled Abroad Tiebaghi Nickel S.A.S. – Indirectly Controlled Abroad Transbarge Navegacion S.A. – Indirectly Controlled Abroad Troy Resources Limited – Indirectly Affiliated Abroad Ultrafértil S.A – Directly Affiliated in Brazil Vale Americas Inc. – Indirectly Controlled Abroad Vale Asia Kabushiki Kaisha – Indirectly Controlled Abroad Vale Australia (EA) Pty Ltd – (ACN 081 724 101) – Indirectly Controlled Abroad Vale Australia (GC) Pty Ltd - (ACN 097 238 349) – Indirectly Controlled Abroad Vale Australia (IP) Pty Ltd – (ACN 114 276 694) – Indirectly Controlled Abroad Vale Australia Holdings Pty Ltd (ACN 075 176 386) – Indirectly Controlled Abroad Vale Australia Pty Ltd (ACN 062 536 270) – Indirectly Controlled Abroad Vale Base Metals Americas, Inc. – Indirectly Controlled Abroad Vale Base Metals Asia Pacific Pte. Ltd – Indirectly Controlled Abroad Vale Belvedere (BC) PTY – Indirectly Controlled Abroad Vale Belvedere (SEQ) Pty Ltd – Indirectly Controlled Abroad Vale Belvedere Pty Ltd (ACN 128 403 645) – Indirectly Controlled Abroad Vale Canada Ltd – Indirectly Controlled Abroad Vale China Holdings (Barbados) Ltd. – Indirectly Controlled Abroad Vale Colombia SAS en Liquidación – Indirectly Controlled Abroad Vale Emirates Ltd – Indirectly Controlled Abroad Vale Energia S.A. – Controlled Vale Europe Limited – Indirectly Controlled Abroad Vale Europe Pension Trustees Ltd. – Indirectly Controlled Abroad Vale Evate Moçambique, Ltda. – Indirectly Controlled Abroad Vale Exploracion Argentina S.A. – Indirectly Controlled Abroad Vale Exploraciones Chile Ltda. – Indirectly Controlled Abroad Vale Exploration Peru SAC – Indirectly Controlled Abroad Vale Exploration Philippines Inc. – Indirectly Controlled Abroad Controlled – Directly

Vale Exploration Pty Ltd (ACN 127 080 219) – Indirectly Controlled Abroad Vale Fertilizer Netherlands B.V. – Indirectly Controlled Abroad Vale Holdings & Services AG – Indirectly Controlled Abroad Vale Inco Europe Holdings – Indirectly Controlled Abroad Vale India Private Limited – Indirectly Controlled Abroad Vale International Holdings GMBH – Directly Controlled Abroad Vale International S.A. – Indirectly Controlled Abroad Vale International S.A. – Singapore Branch – Indirectly Controlled Abroad Vale International S.A. – DIFC – Indirectly Controlled Abroad Vale Investments Ltd. – Indirectly Controlled Abroad Vale Japan Ltd. – Indirectly Controlled Abroad Vale Limited – Indirectly Controlled Abroad Vale Logística de Argentina S.A. – Directly Controlled Abroad Vale Logística de Uruguay S.A. – Directly Controlled Abroad Vale Logistics Limited – Indirectly Shared Control Abroad Vale Malaysia Minerals Sdn. Bhd. – Indirectly Controlled Abroad Vale Malaysia Sdn. Bhd. – Indirectly Controlled Abroad Vale Manganês S.A. – Directly Controlled in Brazil Vale Mauritius Ltd. – Indirectly Controlled Abroad Vale Metais Basicos S.A. – Directly Controlled in Brazil Vale Metals (Shanghai) Co., Ltd – Indirectly Controlled Abroad Vale Minerals China Co. Ltd – Indirectly Controlled Abroad Vale Moçambique S.A. – Indirectly Controlled Abroad Vale Newfoundland & Labrador Ltd. – Indirectly Controlled Abroad Vale Nickel (Dalian) Co. Ltd – Indirectly Controlled Abroad Vale Nouvelle-Calédonie Branch – Indirectly Controlled Abroad Vale Nouvelle-Calédonie S.A.S. – Indirectly Controlled Abroad Vale Oil & Gas Peru S.A.C. – Indirectly Controlled Abroad Vale Óleo e Gás S.A. – Wholly-owned subsidiary Vale Oman Distribution Center LLC – Indirectly Controlled Abroad Vale Oman Pelletizing Company LLC – Indirectly Controlled Abroad Vale Overseas Ltd. – Wholly-owned subsidiary Vale Pecém S.A – Indirectly Shared Control in Brazil Vale Power – Indirectly Controlled Abroad Vale Projectos e Desenvolvimento Moçambique, Limitada – Indirectly Controlled Abroad Vale Shipping Enterprise Pte. Ltd – Indirectly Controlled Abroad Vale Shipping Holding Pte. Ltd – Indirectly Controlled Abroad Vale Soluções em Energia S.A. – Wholly-owned subsidiary Vale South Africa (Proprietary) Ltd – Indirectly Controlled Abroad Vale Switzerland S.A. – Indirectly Controlled Abroad Vale Taiwan Limited – Indirectly Controlled Abroad Vale Technology Development (Canada) Limited – Indirectly Controlled Abroad Vale Trading (Shanghai) Co., Ltd – Indirectly Controlled Abroad Vale Zambia Limited – Indirectly Controlled Abroad Valesul Alumínio S.A. – Directly Controlled in Brazil VLI S.A. – Shared Control VNCFi – Indirectly Controlled Abroad Wiggins Island Coal Export Terminal Pty Ltd – Indirectly Affiliated Abroad Yayasan Mokora Husada (Foundation) – Foundation Zhuhai YPM Pellet Co. Ltd. – Indirectly Affiliated Abroad For further information, see item 15.7 of this Reference Form, as applicable. c. Company’s interests in group companies On December 31, 2018, Vale had no interest in other companies in the group other than its controlled and affiliated companies.

d. group companies’ interests in the Company On December 31, 2018, none of the companies in the group, which is not a direct or indirect controlling shareholder of Vale, held direct or indirect interests in the Company. e. companies under common control On December 31, 2018, there were no companies under common control of Litel Participações S.A., Bradespar S.A., BNDES Participações S.A. and Mitsui & Co. Ltd. other than Vale and its controlled companies.

15.5 Shareholders' agreement filed at the issuer's headquarters or of which the controller is a party On the same date when the merger of Valepar S.A. ("Valepar") into the Company became effective, that is, on August 14, 2017, Litel Participações S.A. ("Litel"), Bradespar S.A. ("Bradespar"), Mitsui & Co., Ltd ("Mitsui") and BNDES Participações S.A. ("BNDESPAR") entered into a new shareholders' agreement ("Vale Shareholders' Agreement"), aimed at giving the Company stability and adjusting its corporate governance structure during the period of transition to its new corporate structure without defined control. Vale Shareholders’ Agreement, which binds only 20% of the total common shares issued by the Company, excluding common shares in treasury, under the terms described in the referred to Agreement ("Bound Shares"), will remain in effect until November 9, 2020, without projection of renewal. The Bound Shares are subject to all the provisions set forth in Vale Shareholders' Agreement. It should be noted, however, that the Signatory Parties (as defined below) undertake, if they have a shareholding in Vale not bound by Vale Shareholders' Agreement, to express the voting right inherent to such shareholding in respect to a particular issue, in such way that is identical to the decision taken on the shares nound to the Shareholders’ Agreement. On this matter, it is considered both direct and indirect interest in Vale, with the commitment of the Signatory Parties, even when not having the power to determine the voting of such vehicle, to express their voting, in the scope of such vehicle, whenever applicable, in the same way as the one decided under the the same manner as the one decided under Vale Shareholders' Agreement. a. Parties Litel, Bradespar, Mitsui and BNDESPAR (collectively, “Signatory Parties”). b. Date of execution The date of execution of Vale Shareholders' Agreement is August 14, 2017. c. Term of Effectiveness The duration of Vale Shareholders' Agreement is November 09, 2020. d. Description of clauses regarding exercise of voting rights and power of control The Shareholders' Agreement of Vale prescribes that the Signatory Parties to the Agreement undertake to commit their votes at the General Meetings, as well as the vote to be cast by their representatives in the Board of Directors, to ensure compliance with the basic principles set forth in said instrument. Upon being convened at the request of any of the Signatory Parties pursuant to Vale Shareholders' Agreement, the Signatory Parties may meet in advance of the General Meeting or the Board of Directors' meeting, as the case may be ("Prior Meeting"), to define the votes to be cast by their representatives at the General Meetings and by the Directors appointed by them on the matters listed below, provided that such matters described below may only be approved in a Prior Meeting with a favorable vote of at least 75% of the total Bound Shares of the Parties attending the Prior Meeting: 1. Changes to Vale's Bylaws, except in case of legal requirement; 2. Increase or decrease in Vale's capital stock; 3. Debentures issues by Vale, whether or not they are convertible into shares, subscription rights, options to buy shares or any other security;

4. Merger, incorporation, share incorporation and spin-off operations to which Vale is a party, and its transformation; 5. Requests by Vale to carry out liquidation, dissolution, judicial or extra-judicial reorganization, bankruptcy proceedings or their respective suspension; 6. Removal of members of the Board of Directors, including its chairman; 7. Election and removal of Officers; 8. Overall and individual compensation, fixed and variable, of Directors and members of the Board of Directors' advisory committees; 9. The establishment of companies by Vale or the transformation of existing companies into another type of company, the direct or indirect acquisition or disposal of interests in other companies, consortia, foundations and other entities, including through exercising the right to withdraw, exercising or waiving preemptive rights in subscriptions, and the direct or indirect acquisition of equity interests, or any other method permitted by law, including, but not limited to, consolidation, spin-off, merger and share incorporation into companies in which Vale has an interest, as well as amendments to the articles of incorporation/articles of organization and/or contracts of the entities previously mentioned, whenever their value is equal to or greater than 1% of Vale's shareholders’ equity, calculated based on Vale's latest Quarterly Information (ITR); 10. Distribution of dividends and/or interest on shareholders’ equity by Vale or its non-distribution; 11. Constitution by Vale of security interest or provision of guarantees, including sureties, to guarantee obligations of third parties, including Vale's affiliates and subsidiaries, except those in which Vale holds at least 99% of the share capital; 12. Establishment of maximum limit for Vale’s indebtedness; 13. Approval of Vale’s strategic guidelines and strategic plan; 14. Approval of Vale’s annual and multi-year budgets and fundraising plan; 15. Approval of Vale's investments and/or divestments, as well as its investment agreements, worth equal to or greater than 1% of shareholders’ equity, calculated based on Vale's latest Quarterly Information (ITR); 16. Approval of Vale’s Policy on Transactions with Related Parties; 17. Disposal by Vale of fixed assets (a) in isolation worth 0.15% of total assets, or (b) cumulatively, over a period of 12 months, worth 0.5% of total assets, taking as a reference for "a" and "b" the total assets calculated based on Vale's latest Quarterly Information (ITR); 18. Cancellation of Vale's registration as a publicly traded company and reduction in its listing level on B3 S.A. – Brasil, Bolsa, Balcão. 19. Election and removal of Vale’s Executive Board and the Chief Executive Officer of Vale’s subsidiaries, affiliates or other companies at which Vale has the right to appoint the Chief Executive Officer. It should be noted that the Signatory Parties undertake to vote and make their representatives on the Board of Directors vote (if applicable) in order for Vale to distribute to its shareholders 50% of the net income for the year in question.

e. Description of clauses regarding the appointment of directors, members of statutory committees or of persons holding managerial positions Vale's business management will be carried out by experienced, independent and qualified professionals who meet the necessary qualifications for the positions they hold. According to Vale Shareholders' Agreement, for the purpose of electing the members of Vale's Board of Directors (and their respective alternates), the Signatory Parties must appoint the largest possible number of Directors they are entitled to appoint, respecting the vacancies assigned for Directors elected pursuant to Law No. 6,404/76, and always having at least 20% of independent Directors. The Signatory Parties will appoint Vale's Directors, and their respective alternates, whose appointment is incumbent upon Signatory Parties, in proportion to their interest in the total of Bound Shares. If the total number of Directors elected by other Vale's shareholders does not reach the minimum 20%, the Signatory Parties will, by mutual agreement, elect the independent Directors needed to reach the minimum required figure, and these Directors will not be bound to the Signatory Parties that elect them. The Chairman of the Board of Directors and his/her respective alternate will be appointed by the Signatory Party holding the largest number of Bound Shares, and the Vice Chairman of the Board of Directors and his/her respective alternate will be appointed by the Signatory Party holding the second highest number of Bound Shares. Vale's Chief Executive Officer will be selected from names proposed in a triple list prepared by an international head hunter firm and elected at a meeting of Vale's Board of Directors called for that purpose. Vale's Chief Executive Officer will be tasked with proposing to Vale's Board of Directors the names of the other Executive Officers of the Company, who will be elected at a meeting of the Board of Directors called for that purpose. f. Description of clauses regarding transfers of shares and preemptive rights to acquire them Main Provisions Regarding the Transfer and Preemptive Right The Shareholders' Agreement of Vale provides that the Signatory Parties cannot sell, assign, transfer, by gratuitous or onerous title, grant to the capital of another company, transmit or otherwise alienate or dispose, in any form ("Transfer"), of (i) its Bound Shares, (ii) the right to subscribe to bonds and/or securities issued by the Company, provided that they arise from the Bound Shares, which, at the date of their issuance, confer, may confer, or allow the subscription of securities, issued by the Company, that ensure its holder the right to vote ("Subscription Right"), (iii) its bonds or securities that confer or may confer voting rights within the Company ("Bonds", together with the Bound Shares and the Subscription Rights, the "Bound Securities"), except in accordance with the provisions of Vale Shareholders' Agreement. In the event that one of the Signatory Parties ("Offering Party") receives an offer ("Offer") from any of the Signatory Parties or from third parties ("Offeror") for the Transfer of all or part of its Bound Securities ("Offered Securities"), the Offering Party must notify the other Signatory Parties ("Offered Parties"), immediately after the official acceptance of the Offer by the competent body of the Offering Party, offering them the Bound Securities pursuant to Vale Shareholders' Agreement ("Preemptive Right"). The Offering Party may also hold a public or private auction for the offering of the Bound Securities that it intends to assign or dispose of, expressly providing for the application of the Preemptive Right in the advertisement of the respective auction. In case a public or private auction is held, the successful bidder shall submit an Offer under the terms indicated herein to the Offering Party, so that it may then initiate the Preemptive Right procedures, under the terms set forth in Vale Shareholders’ Agreement. The Offered Parties shall have the Preemptive Right upon the acquisition of the Offered Securities under the same terms and conditions of the Offer, in proportion to the number of Bound Shares held by them, on the total number of Bound Shares, excluding the Bound Shares held by the Offering Party, in compliance with the procedures set forth in Vale Shareholders' Agreement. It should be emphasized that the assignment, at any time, of the Preemptive Right to any other Party or to third parties by the Offered Parties shall not be permitted. The acquiror shall be obliged to unconditionally and irrevocably adhere to the terms of Vale Shareholders' Agreement, by means of a letter addressed to the Signatory Parties and to Vale. With regard to the Subscription Right, the acquiror of offered rights shall also be obliged to unconditionally and irrevocably adhere to the terms of Vale Shareholders' Agreement, by means of an amendment, being forbidden, however, the exercise of voting power until the Subscription Rights are converted into Bound Shares. It bears emphasizing that the Preemptive Right shall not apply to the transfer, in any way, of Bound Shares or Subscription Rights to an affiliate of the Signatory Parties, provided that: (i) The affiliate unconditionally and irrevocably adheres to the terms of Vale Shareholders' Agreement, by means of a letter addressed to the Signatory Parties and to the Company. (ii) In case the affiliate is controlled by the Offering Party, the Offering Party must submit a declaration to the other Signatory Parties, undertaking not to dispose of the corporate control of the affiliate, for any purpose, or in any form, including by reason of a corporate transaction, unless it previously repurchases the Bound Shares, which it has transferred to the affiliate. (iii) In case the affiliate controls the Offering Party, or is a company under common control, the ultimate controlling shareholder of the affiliate must submit a declaration to the other Signatory Parties, undertaking not to dispose of the corporate control of the affiliate, for any purpose, or in any form, including by reason of a corporate transaction, unless it previously repurchases the Bound Shares, which it has transferred to the affiliate. Finally, it should be pointed out that the corporate control of any of the Signatory Parties cannot undergo any change without the Signatory Party, whose the corporate control is about to be changed, previously offers the Bound Shares it holds to the other Parties, except in the case of transfer of the shares issued by the Signatory Party to any affiliate or its current partners. Lock-Up During the period of six months, counted as from August 14, 2017, none of the Signatory Parties could dispose of, in any form, directly or indirectly, its Bound Shares, its Subscription Right or its shares not bound to the Shareholders' Agreement, in whole or in part, among themselves and/or to any third parties ("Lock-Up"), except in the cases of (i) the transfer of Vale's shares by a Signatory Party to its affiliates and its current shareholders, and theses shares, however, will remain subject to the Lock-Up, and (ii) upon the disposal of the unbound shares that the Signatory Parties had prior to the merger of Valepar. g. Description of clauses restricting or binding the right to vote of members of the Board of Directors or other supervisory and control bodies See item “d” above.

15.6 – Significant changes to stakes held by members of the issuer’s control group and officers Except for the corporate restructuring, there were no significant changes to interests held by members of the Company's control group and directors, in the latest three fiscal years. For information on the Company's Corporate Restructuring, see item 15.7 of this Reference Form.

15.7– Main corporate events occurred at the issuer, subsidiaries or affiliates 2016 Minas da Serra Geral S.A. ("MSG") In March 2016, the Company performed the purchase option of an additional stake of 50% in MSG, which was held by JFE Steel Corporation ("JFE") for the sum of R$ 65 million. With this, Vale holds 100% of the capital of MSG. This transaction had no effect on Vale's shareholding structure. Considering the nature of the above transaction, and as it does not involve a Vale’s direct or indirect controlling company, it is not necessary to mention the adoption of mechanisms to ensure fair treatment among the Company's shareholders. Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd ("CSA") In 2016, the Company sold 100% of its interest in CSA (26.87%) for an insignificant amount. With the completion of the transaction, Thyssenkrupp now holds 100% of CSA's share capital. This transaction had no effect on Vale's shareholding structure. Considering the nature of the above transaction, and as it does not involve a Vale’s direct or indirect controlling company, it is not necessary to mention the adoption of mechanisms to ensure fair treatment among the Company's shareholders. Sale of very large ore carriers On June 2016, the Company approved the plan to sell its fleet of eleven ships. As a consequence, the referred assets were reclassified to non-current assets held for sale and a loss of R$ 228 million was recorded in the income for the year as "Impairment and other non-current assets". During the fiscal year ending December 31, 2016, the Company concluded the sale of three Very Large Ore Carriers ("VLOC's") and four cape-sized ships for R$ 1.3 billion. During the year ended December 31, 2017, the Company concluded the sale of four VLOC's and two Floating Transfer Stations for the amount of R$ 1.26 billion. The Company recognized a loss of R$ 436 million in the income for the year as "Impairment and other gains or losses on non-current assets". This transaction had no effect on Vale's shareholding structure. Considering the nature of the above transaction, and as it does not involve a Vale’s direct or indirect controlling company, it is not necessary to mention the adoption of mechanisms to ensure fair treatment among the Company's shareholders. Sale of Mineração Paragominas In December 2016, Vale completed the sale of the remaining 13.63% indirect interest in Mineração Paragominas S.A., a bauxite mining company located in Brazil, to Hydro Paragominas B.V., a subsidiary of Norsk Hydro ASA (“Hydro”), for US$ 113 million. The transaction is the final step in the sale of Vale's aluminum businesses to Hydro, which had been initially announced in February 2011. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense in implementing mechanisms to guarantee equitable treatment among the shareholders of the Company. Sale of Fertilizer Business

In December 2016, the Company entered into an agreement with The Mosaic Company ("Mosaic") to sell: (i) phosphate assets located in Brazil, except for assets located in Cubatão, Brazil; (ii) control of the Campañia Minera Miski Mayo S.A.C, in Peru; (iii) the potash production assets located in Brazil; and (iv) potash projects in Canada (Kronau). Originally the agreed value of this agreement was R$ 8,158 million (US$ 2,500 million), of which R$ 4,074 million (US$ 1,250 million) would be paid in cash and the rest with 42.3 million common shares to be issued by Mosaic. In January 2018, Vale concluded the referred transaction after renegotiating certain terms and conditions, so that the contractual consideration was US$ 1.080 billion in cash (after the usual working capital adjustments), and approximately 34.2% million Mosaic's common shares, which corresponds to approximately 8.9% (on a post-issue basis) of Mosaic's outstanding common shares. The Company recognized a loss of R$ 184 million in the result of discontinued operations. Subject to limited exceptions, Mosaic's shares issued to Vale shall not be transferred for two years after the closing. Vale has the right to appoint two members to Mosaic's Board of Directors, one of which must be independent, provided that Vale holds at least 90% of Mosaic's shares received at closing, or a member of Mosaic's board, provided that Vale holds at least 50% of Mosaic's shares received at the closing of the transaction. Vale has appointed Mr. Luciano Siani and Mr. Oscar P. Bernardes to the Board of Directors of Mosaic. Such transaction had no effect on Vale's shareholding structure. The mechanism adopted to guarantee the equitative treatment among shareholders consists of observing the procedures that are part of the Related Parties Transaction Policy adopted by the Company. 2017 Sale of coal assets from Carborough Downs In May 2017, Vale concluded the sale of its interests in certain coal assets in Australia, including (i) operations in Carborough Downs, (ii) the suspended operation in Broadlea, and (iii) the deposits to be developed in Ellensfield and Red Hill, to a subsidiary of AMCI Euro-Holdings B.V. ("AMCI"). AMCI assumed all existing rights and obligations in relation to the assets, including all existing take-or-pay agreements, associated employment obligations and any future claim for environmental damages. The transaction does not provide for prepayments, except for possible future payments of up to 30 million Australian dollars in production bonuses on the first coal production in mining rights, as well as royalties of up to US$ 4.00 per ton of coal sold from these assets. As part of the same transaction, the Company has also agreed to sell certain additional, superficial and servient mining rights around these assets. This transaction had no effect on Vale's shareholding structure. Considering the nature of the above transaction, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense to mention the adoption of mechanisms to guarantee equitable treatment among the Company's shareholders. Sale of Cubatão assets On November 2017, the Company entered into an agreement with Yara International ASA ("Yara") to sell assets located in Cubatão, Brazil. In May 2018, the transaction of the sale of the Company's wholly-owned subsidiary, to Vale Cubatão Fertilizantes Ltda., which owned and operated nitrogen and phosphate assets in Cubatão, was concluded and the Company received R$ 882 million (US$ 255 million) paid in cash and a loss of R$ 231 million was recognized in the income statement of discontinued operations. Such transaction had no effect on Vale's shareholding structure. The mechanism adopted to guarantee the equitable treatment among shareholders consists of observing the procedures that are part of the Related Parties Transaction Policy adopted by the Company.

Sale of Lubambe In December 2017, Vale sold its 50% interest in the joint venture that owned 80% of the copper mine in Lubambe, in Zambia, to EMR Capital Bidco (No. 2C) Limited, for amount of US$ 42 million. Such transaction had no effect on Vale's shareholding structure. The mechanism adopted to guarantee the equitable treatment among shareholders consists of observing the procedures that are part of the Related Parties Transaction Policy adopted by the Company. Partnership in coal assets in Mozambique Vale has a partnership in coal assets in Mozambique with Mitsui. In March 2017, Vale had concluded the capital transaction with Mitsui, which consisted of: (i) sale of 15% of its 95% of interest in the coal mine in Moatize, (ii) sale of a 50% Nacala Logistics Corridor ("NLC") and (iii) a long-term credit line by Mitsui for the NLC. The Company received US$ 690 million at the conclusion of the capital transaction in March 2017 and US$ 87 million in the first quarter of 2018 at the end of the project financing described below. In February 2018, Vale concluded the project financing agreements for the NLC, which links the Moatize coal mine to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique, in the total amount of US$ 2.730 billion, as follows: • US$ 1.030 billion to be provided by the Japan Bank for International Cooperation (JBIC); • US$ 1.000 billion loan, with insurance offered by Nippon Export and Investment Insurance (NEXI), to be granted by the following institutions: Sumitomo Mitsui Banking Corporation; The Bank of Tokyo Mitsubishi UFJ Ltd; Mizuho Bank Limited; Sumitomo Mitsui Trust Bank Limited; Nippon Life Insurance Company and Standard Chartered Bank; • US$ 400 million loan, with insurance offered by Export Credit Insurance of South Africa Limited (ECIC), to be granted by the following institutions: ABSA Bank Limited; Investec Bank Limited; Rand Merchant Bank and The Standard Bank of South Africa Limited; • US$ 300 million to be provided by the African Development Bank (AfDB). Vale received US$ 2.6 billion of funds in payment of certain loans from shareholders to build the NLC, net of certain commissions paid by the NLC. The project financing is to be amortized in 14 years with the financial resources obtained from the fee charged by the NLC in relation to the provisions of coal transportation and general cargo services. Such transaction had no effect on Vale's shareholding structure. The mechanism adopted to guarantee the equitable treatment among shareholders consists of observing the procedures that are part of the Related Party Transaction Policies adopted by the Company. Corporate Restructuring of the Company On May 11, 2017, in alignment with the information disclosed to the market on February 20, 2017, the Company received the final proposal submitted by Valepar S.A. ("Valepar"), the controlling shareholder of Vale, at the request of its shareholders Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. – BNDESPAR (collectively, the "Shareholders"), which related to the Company's corporate restructuring, as well as to changes in corporate governance, with the purpose of transforming the Company into a company with no defined control and enabling its listing on the special segment of Novo Mercado at B3 S.A. – Brasil, Bolsa, Balcão ("Proposal" and "B3", respectively). The Proposal was made up of a series of non-severable and interdependent steps, the effectiveness of each being contingent upon the successful completion of the others. In addition to the performance of all acts and procedures required by relevant legal and regulatory provisions, the Proposal consisted of: a) the voluntary conversion of class A preferred shares issued by the Company into common shares, at the ratio of 0.9342 common shares for each class A preferred share issued by the Company, which was defined based on the closing price of the common shares and preferred shares issued by the Company, assessed using the average of the last 30 trading days on B3 prior to February 17, 2017 (including), weighted by the volume of shares traded on the above-mentioned trading days ("Voluntary Conversion"); b) the amendment to the Company's Bylaws, also to adapt them, as far as possible, to the Novo Mercado rules until the Company may be effectively listed on this special trading segment ("Amendment to the Articles of Incorporation"); and c) the merger of Valepar into the Company with a replacement ratio that includes an increase in the number of shares held by Valepar's shareholders of 10% in relation to Valepar's shareholding position held at the time in the Company, which represented a dilution of approximately 3% of the interest of the other Company's shareholders in its capital stock ("Merger" and, together with the Voluntary Conversion and the Amendment to the Articles of Incorporation, the "Transaction"). Vale's Board of Directors has approved the submission of the Proposal to the Company's General Meeting based on the following benefits expected for Vale and its shareholders: a) adoption of best corporate governance practices, to the extent that the Transaction encourages the alignment of interests among the different groups of shareholders and among the Company's shareholders and directors, and the strengthening of the performance of its Board of Directors. In this regard, the Amendment of the Articles, to adapt the Company's Buylaws to the Novo Mercado requirements, a higher standard of corporative governance in the Brazilian stock market, will ensure important rights for the Company's shareholders, such as the compliance with the Novo Mercado requirements regarding the composition of the Board of Directors by independent members, the equal treatment assured to the common shareholders in a possible public offering of shares ("OPA") for disposition of control, the performance of a mandatory OPA if any shareholder or investor consolidates an interest equal to or greater than 25% of the total amount of common shares or of the capital stock of the Company, and the solution of conflicts by means of an arbitration proceeding to be filed before the Chamber of Arbitration of the Market ("CAM"); b) a possible increase in the liquidity of the shares held by the Company's shareholders, which may have the same rights and benefits with shares of a single class and type (except for Golden Shares held by the Federal Government that will remain with certain veto rights), if there is a conversion of all class A preferred shares into common shares; c) a possible increase in the access to stock markets, to the extent that the compliance with best corporate governance practices and the unification of types and classes of shares, if implemented, will allow the Company to fulfill the prerequisites for special listing segments with the highest level of corporate governance in the Brazilian stock market, such as the Novo Mercado; d) existence of a minimum number of independent directors (20% of the total members), as required by the Novo Mercado regulation; The implementation of the Proposal was contingent upon (a) the approval of the Proposal, including the Merger of Valepar into the Company, and (b) adhesion of at least 54.09% of the class A preferred shares to the Voluntary Conversion mentioned above, within 45 days from Vale's Special Shareholders' Meeting of June 27, 2017 ("Voluntary Conversion Period"), which would result in an interest of Valepar's shareholders of less than 50% of the Company's common equity.

On June 27, 2017, the Proposal was approved by Vale's shareholders at the Special Shareholders' Meeting. Valepar and the Shareholders abstained from the resolutions on the Voluntary Conversion and on the Merger of Valepar, so that the other Vale's shareholders attending the Meeting decided to approve the Voluntary Conversion and Merger of Valepar, under the terms presented and, consequently, on the fairness of the exchange ratios proposed for Valepar's Merger and for the Voluntary Conversion. It should be noted that Valepar and the Shareholders approved the matters related to the amendment of Buylaws. Pursuant to articles 137 and 230 of the Brazilian Business Corporations Law, the implementation of the Transaction did not give rise to the exercise of the right of withdrawal by Vale's dissenting shareholders. On August 11th, 2017, the Period of Voluntary Conversion ended and an adhesion of 84.4% of the class A preferred shares to the Voluntary Conversion was obtained. On August 14th, 2017, Valepar's Special Shareholders' Meeting was held to, among other matters, approve its merger into Vale. Within the scope of the Merger, Valepar's shareholders received 1.2065 common shares issued by Vale for each share issued by Valepar that they own. As a result, Vale issued an additional amount of 173,543,667 new common shares, all of them are registered and without par value, in favor of Valepar's shareholders, so that Valepar's shareholders now hold a total of 1,908,980,340 common shares issued by Valepar after the Merger. On the same date, Shareholders, with the exception of Litela Participações SA, entered into a new Vale shareholders agreement ("Vale Shareholders Agreement"), with a term of validity until November 9th, 2020, which binds 20% of the total shares common shares issued by Vale, excluding common treasury shares, and aims to provide stability to the Company and adjust its corporate governance structure during the transition period to its new corporate structure without defined control.corporate structure with no defined control. For further information on Vale Shareholders' Agreement, see item 15.5 of this Reference Form. According to relevant facts disclosed on August 18 and 24, 2017, the Company's Board of Directors approved the submission to its shareholders of the proposal for the conversion of all remaining class "A" preferred shares into common shares ("Conversion of Remaining Shares") , thus concluding another stage of the Transaction, which aims at transforming Vale into a company with no defined control and enable its listing on the Novo Mercado. On October 18, 2017, the Special Shareholders' Meeting and the Special Preferred Shareholders' Meeting approved the conversion of all class "A" preferred shares issued by Vale, at a ratio of 0.9342 common shares for each class "A" preferred share, the same ratio applied in the voluntary conversion completed in August 2017. Due to the approval of the Conversion of the Remaining Shares, the shareholders holding preferred shares dissenting from the resolution had the right to withdraw from the Company, pursuant to art. 137 of the Brazilian Corporation Law, which could be exercised by November 21st, 2017. On November 27, 2017, dissenting shareholders who exercised their withdrawal rights received the redemption amount and, as of said date, all shares issued by Vale under negotiation at B3 became common, with the exception of twelve special class preferred shares held by the Federal Government. On the same date, on November 27, 2017, and as a result of the Conversion of the Remaining Shares, holders of American Depositary Shares representing class "A" preferred shares ("Preferred ADSs") were entitled to receive American Depositary Shares representing common shares ("Common ADSs"), each Common ADS representing one common share of Vale, at the ratio of 0.9342 Common ADS for each Preferred ADS held, and, if applicable, a cash payment representing the net amounts resulting from the sale in the market, by Citibank, N.A., in its capacity as Depositary ("Depositary"), of rights over fractions of the Common ADS to which the Preferred ADS holder would be entitled ("Cash Payment"). No fraction of Common ADS was issued to holders of Preferred ADSs. So, as from November 27, 2017, the Preferred ADSs were no longer traded on the New York Stock Exchange ("NYSE"), while Vale's Common ADSs continued to be traded under the "VALE" code. The fractions of common shares resulting from the Conversion of the Remaining Shares were grouped into whole numbers of common shares and sold at auctions held at B3, net proceeds from the sale (after deduction of applicable fees and expenses, including selling commissions) reverted to the holders of the fractions in proportion to the fractions held by them. The Depositary calculated and added rights to fractions of Common ADSs that would be issued to all holders of Preferred ADSs, and makes the sale of the full amount of such rights on the NYSE, distributing the Cash Payment (net of applicable fees and reimbursable expenses). On December 21, 2017, the Company's Special Shareholders’ Meeting approves, among other issues, (i) the proposal for the migration of Vale to the special listing segment of B3 S.A. - Brasil, Bolsa, Balcão denominated “Novo Mercado” (ii) amendment of the Company's Bylaws to reflect the conversion of all Class A preferred shares into common shares, as well as to comply with Novo Mercado regulation in force at the time of the migration. In view of the foregoing, it is further clarified that as of December 22, 2017, the Company's shares began to be traded on the Novo Mercado. The referred to Transaction had the following effects on the Company's shareholding structure, especially on the interest of controlling shareholders, as well as shareholders with more than 5% of the capital stock: Before the Transaction After the Transaction Shareholder Common Shares Preferred Shares Class A Preferred Special Class Shares Total Preferred Shares Total Quantity % Quantity % Quantity % Quantity % Quantity % Litel Participações S.A. 1,011,456,740 19.140% 0 0 0 0 0 0 1,011,456,740 19.140% Litela Participações S.A. 97,026,670 1.836% 0 0 0 0 0 0 97,026,670 1.836% Shareholder Common Shares Preferred Class A Shares Preferred Special Class Shares Total Preferred Shares Total Quantity % Quantity % Quantity % Quantity % Quantity % Valepar S.A. 1,716,435,045 53.35202 1 20,340,000 1.003390 0 0 20,340,000 1.003390 1,736,775,045 33.117284 BNDES Participações S.A. 206,378,882 6.414883 66,185,272 3.264978 0 0 66,185,272 3.264978 272,564,154 5.197325 Capital Research Global Investors 0 0.000000 220,422,309 10.873627 0 0 220,422,309 10.873627 220,422,309 4.203071 Capital Group International Inc. 0 0.000000 201,779,703 9.953971 0 0 201,779,703 9.953971 201,779,703 3.847588 BlackRock, Inc. 0 0.000000 101,655,903 5.014775 0 0 101,655,903 5.014775 101,655,903 1.938402 Treasury 31,535,402 0.980216 59,405,792 2.930540 0 0 59,405,792 2.930540 90,941,194 1.734091 Others 1,262,839,073 39.25288 0 1,357,338,727 66.958718 12 100 1,357,338,739 66.958718 2,620,177,812 49.962240 Total 3,217,188,402 100.00 2,027,127,706 100.00 12 100.00 2,027,127,718 100.00 5,244,316,120 100.00

0 0 0 332,965,266 6.301% For further information on the Company's shareholding composition, see items 15.1 to 15.5 of this Reference Form. Merger of Balderton Trading Corp On December 21, 2017, the Company's Special Shareholders' Meeting approved the merger of Badeltron Trading Corp., a Company's wholly-owned subsidiary. Such transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense in adopting mechanisms to guarantee the equitable treatment among the shareholders of the Company. Merger of Fortlee Investments Ltd. On December 21, 2017, the Company's Special Shareholders' Meeting approved the merger of Fortlee Investments Ltd., a Company's wholly-owned subsidiary. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense to mention the adoption of mechanisms to guarantee the equitable treatment among the Company’s shareholders. Spin-off of Empreendimentos Brasileiros de Mineração S.A. On December 21, 2017, the Company's Extraordinary Shareholders' Meeting approved the partial spin-off of Empreendimentos Brasileiros de Mineração S.A. ("EBM"), with the merger of the spin-off portion into the Company. It should be highlighted that, as a result of said transaction, Vale remained jointly and severally liable for any obligations of EBM prior to the partial spin-off, as provided for in Article 233 of Law No. 6,404/1976. Such transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense to mention the adoption of mechanisms to guarantee the equitable treatment among the Company’s shareholders. 2018 V oisey' s Ba y m ine ’ s c oba lt s t re a m sa le On June 28, 2018, Vale completed the transactions with Wheaton Precious Metals Corp. (Wheaton) and Cobalt 27 Corp. (Cobalt 27) for the sale of a Stream in the aggregate aggregate of 75% cobalt, related to the cobalt byproduct of the Voisey's Bay mine to be delivered from January 1, 2021, encompassing the ramp-down of the current mine operation of Voisey's Bay and the future production of the Voisey's Bay (VBME) underground expansion project. Under the Bradespar S.A.332,965,2666.301% 0 0 0 Mitsui & Co., Ltd 286,347,055 5.419% 0 0 0 0 0 0 286,347,055 5.419% BNDES Participações S.A. 401,457,757 7.597% 0 0 0 0 0 0 401,457,757 7.597% Federal Government 0 0.000% 0 0 12 100 12 100 12 0.001% BlackRock, Inc. 316,135,263 5.982% 0 0 0 0 0 0 316,135,263 5.982% Treasury 87,042,689 1.647% 0 0 0 0 0 0 87,042,689 1.647% Others 2,752,043,330 52.078% 0 0 0 0 0 100 2,752,043,330 52.077% Total 5,284,474,770 100.000% 0 0 12 100.00% 12 100.00% 5,284,474,782 100.000%

terms disclosed on June 11th, 2018, Vale received, on this date, US$ 390 million in Wheaton cash and US$ 300 million in Cobalt 27 cash, upon conclusion of the transaction. Sale of coal project assets in Australia In September 2018, the Company sold its 50% interest in the Eagle Downs coal project (including all associated rights and obligations) in Central Queensland, Australia, to BS Coal Pty Ltd for the total amount of: (i) US$90 million in cash upon completion, (ii) US$27 million in cash on the third anniversary of closing, and (iii) royalties to be paid for more than 50 percent of all Eagle Downs Project produced and sold coal. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense to mention the adoption of mechanisms to guarantee the equitable treatment among the Company’s shareholders. Purchase of Ferrous Resources Limited On December 6, 2018, the Company entered into an agreement with IUS Ferrous Brazil LLC to acquire Ferrous Resources Limited, a company that currently owns and operates iron ore mines close to Vale's operations in Minas Gerais, for the value of R$ 2.131 billion (equivalent to US$ 550 million). The transaction is expected to be completed in 2019, subject to prior conditions, including the approval of the Administrative Council for Economic Defense - CADE. This transaction had no effect on Vale's shareholding structure. Considering the nature of the transaction above, and for not involving a company directly or indirectly controlling Vale, there is no sense to mention the adoption of mechanisms to guarantee the equitable treatment among the Company’s shareholders. Purchase of New Steel Global NV - Wholly-owned subsidiary On December 10, 2018, the Company entered into an agreement with Hankoe FIP to acquire New Steel Global NV and, indirectly, New Steel S.A. and Centro Tecnológico Soluções Sustentáveis S.A., companies that develop innovative iron ore beneficiation technologies, and have patents for dry concentration processes (Fines Dry Magnetic Separation - FDMS) in several countries. The acquisition value is US$ 500 million. All conditions were met, including the approval of antitrust authorities in Brazil, and the transaction was completed on January 24th, 2019. New Steel currently has patents in 56 countries for Fines Dry Magnetic Separation (FDMS), a dry process concentration technique. This transaction had no effect on Vale's shareholding structure. Considering the nature of the above transaction, and as it does not involve a Vale’s direct or indirect controlling company, there is no sense to mention the adoption of mechanisms to guarantee the equitable treatment among the Company’s shareholders.

15.8 - Other relevant information Shareholder Information Further clarifications to item 15.1 In item 15.1, Litela Participações S.A. was maintained in the table as it is wholy owned by Litel Participações S.A. Further clarifications to item 15.2 The following are further clarifications to item 15.2, regarding shareholders that hold a relevant interest in the Company: Capital Research Global Investors As disclosed to the market on March 20th, 2019, Capital Research Global Investors ("CRGI") holds 265,599,956 common shares issued by Vale. CRGI is an independent investment division of Capital Research and Management Company (“CRMC”); CRMC is a company incorporated and existing under the laws of the United States of America, with headquarters at 333, South Hope Street, Los Angeles, California 90071, United States of America, as a holding company of foreign investment management companies, having as legal representative in Brazil the JP Morgan Distributor of Securities, enrolled with the CNPJ/MF under No. 33.851.205/0001-30, and Citibank DTVM SA, enrolled with the CNPJ/MF under No. 33.868.597/0001-40. In addition to the above mentioned participation, which is described in item 15.1/2 of this Reference Form, as informed to the Company, Capital International Investors and Capital World Investors, also as independent investment divisions of CRMC, respectively manage, 14,405,939 common shares and 205,843,039 common shares, all issued by Vale, corresponding, respectively, to 0.273% and 3.895% of this type of share. These interests are recorded in item 15.2 in the line "Others". Further clarifications to item 15.3 In relation to the information required by item 15.3.c of Exhibit 24 of CVM Instruction 480/09, the Company clarifies that, despite having made efforts to do so, it was not possible to obtain segregation of institutional investors for all the securities that make up the distribution of its capital, in the institutions responsible for this control, especially in relation to holders of ADRs, due to the inexistence of systems currently reporting reports covering such information. Thus, in item 15.3.c, for information purposes "number of institutional investors", in relation to the holders of ADRs, it was considered exclusively the depositary of such ADRs, Citibank N.A. There is no other relevant information that has not been disclosed in the other items of this Reference Form.

16. Related party transactions 16.1 - Description of the issuer's rules, policies and practices regarding related parties transactions, as defined by the accounting rules that deal with this matter, stating, when there is a formal policy adopted by the issuer, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, locations on the worldwide computer network where the document can be viewed. Vale is among the largest private Brazilian companies, operating in several segments of the economy and has a cash generation and wealth compatible with its size. For this reason, and in view of the constant search for better commercial conditions in the pursuit of its activities and the investment of its resources, the Company negotiates the terms of the transactions inherent to its business, which includes transactions with related parties, always meeting the best interests of the Company and all its shareholders. Accordingly, related party transactions are carried out by the Company under strictly commutative conditions, observing usual market prices and conditions and, therefore, not generating any undue benefit to their counterparties or losses to the Company. In order to assure the transparency of the process to the shareholders, investors and to the market, Vale discloses information about Transactions with Related Parties by means of its financial statements, eventual periodic information, annual reports, or, where applicable, through a material fact or specific communication, always according to the applicable legislation and regulations. As provided for in the Articles of Incorporation, Vale's Board of Directors shall resolve on any business between the Company and (i) its shareholders, directly or through intermediaries, (ii) companies that directly or indirectly participate in the controlling shareholder's capital or if subsidiaries, or under common control by entities that have a stake in the controlling shareholder’s capital and/or (iii) companies in which the controlling shareholder of the Company participates. As such, the Board of Directors may establish delegations with terms and procedures that meet the specifics and the nature of the operations, without prejudice to being duly informed of all the Company’s related party transactions. Therefore, the Board of Directors must resolve on the policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature. On December 19th, 2013, Vale's Board of Directors approved the Related Party Transaction Policy (as updated on October 21th, 2015, the "Policy"), which establishes guidelines and principles to ensure that the transfer, free of charge, without cost, of funds, services or obligations involving persons and/or companies with which Vale has the possibility of contracting under conditions other than those of independence that are classified as third-party transactions ("Related Parties" and "Related Party Transactions", respectively), are carried out within market parameters, prioritizing the best corporate governance practices, with due transparency, prioritizing Vale's best interests, avoiding abuse and misuse of company assets, and prohibiting that any loans are made in favor of Related Parties, except in favor of Vale subsidiaries and affiliates. Such Policy applies to Vale, its subsidiaries, entities in which Vale has significant influence, to Vale's shareholders, to the members of Vale's Board of Directors, Fiscal Council, Advisory Committees and Executive Board of Executive Officers and its controlling shareholders, as well as to members close to the family of such persons and to the controlling shareholders of the Company, understood as members who influence or are influenced by such persons. In addition, Vale has a Conformity and Risk Committee that shall issue an opinion on potential conflicts of interest between Vale and its shareholders or management, as well as asses the selection process and the conditions of the transactions to be resolved by the Board of Directors . For information regarding the measures taken to address conflicts of interest, see item 16.3 of this Reference Form.

Any violation of the provisions of the Policy will be considered a violation of the Code of Ethics and Conduct and will be subject to the procedures and penalties established therein. In addition, the violator will also be subject to punishments provided for by law, in addition to being liable for damages and losses caused to Vale and third parties. In addition, the Policy stipulates that members of the Board of Directors, Advisory Committees and Fiscal Council, as well as Board of Executive Officers of Vale, must sign an agreement upon them holding office (in the format available on the website stated below). The Related Party Transactions Policy can be found on the Company's website (www.vale.com), in the Investor Relations section (http://www.vale.com/EN/investors/corporate-governance/policies/Pages/default.aspx) and in the CVM website (www.cvm.gov.br). For more information on the Related Party Transactions Policy, please refer to items 12.2 (d) and 12.3 (c) in this Reference Form.

16.2 - Except for the transactions carried out between the issuer and companies in which it holds, directly or indirectly, the entire share capital, to disclose information on related party transactions that, according to accounting standards, should be disclosed in the issuer’s individual or consolidated financial statements and that were entered into during the last financial year or are in force during the current financial year: Name of the related party Banco do Brasil S.A. Transaction date 12/16/2014 Name of the related party Banco Bradesco S.A., New York Branch Transaction date 11/23/2018 Amount involved (R$) 12,557,205,000.00 Outstanding balance (R$) 927,186,554.79 Amount of the related party Not applicable Duration Maturities up to 02/04/2019 Loan or other type of debt No Interest Rate 2.501910 Relationship with issuer Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control Object of the contract 42 investments in Time Deposit contracted by Vale and its subsidiaries. The “amount involved” specified above considers the amount provided for in the contracts of the 42 Time Deposit financial investments mentioned in this field “object of the contract”. The “transaction date” is the oldest existing date in 12/31/2018. The “duration” specified above considers the date of the last maturity of the 42 financial investments mentioned in this field “object of the contract”. The value of the “interest rate” specified above considers the weighted interest rate of the income of the 42 financial investments mentioned in this field “object of the contract”. If the issuer is a creditor or debtor Creditor Warrants None Termination or extinction conditions None Nature and Reasons for the operation / other relevant information Name of the related party Banco Bradesco S.A. Transaction date 04/08/2016 Amount involved (R$) 5,696,626,536.99 Outstanding balance (R$) 3,509,412,712.05 Amount of the related party Not applicable Duration Maturities up to 12/17/2021 Loan or other type of debt No Interest Rate 93.750000 Relationship with issuer Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control Object of the contract 170 investments in Bank Deposit Certificates contracted by Vale and its subsidiaries. The “amount involved” specified above considers the amount provided for in the contracts of the 170 financial investments mentioned in this field “object of the contract”. The “transaction date”is the oldest existing date in 12/31/2018. The “amount involved” specified above considers the date of the last maturity of the 170 financial investments mentioned in this field “object of the contract”. The value of the “interest rate” specified above considers the weighted interest rate of the income of the 170 financial investments mentioned in this field “object of the contract”. The interest rate is 93.75% of the CDI. If the issuer is a creditor or debtor Creditor Warrants None Termination or extinction conditions None Nature and Reasons for the operation / other relevant information

Name of the related party Banco do Brasil S.A. Transaction date 06/30/2010 Amount involved (R$) 57,201,535.99 Outstanding balance (R$) 9,515,102.07 Amount of the related party Not applicable Duration 07/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship with issuer Banco do Brasil succeeded Banco Votorantim S/A in this transaction and is a sponsor of the pension fund of the bank's employees, Previ – Caixa de Previdência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A. ("Litel"), a holding company that is a signatory to the Company's Shareholders Agreement. Name of the related party Mineração Brasileiras Reunidas S.A.-MBR Transaction date 08/19/2015 Amount involved (R$) 3,000,000,000.00 Outstanding balance (R$) 2,295,755,222.26 Amount of the related party Not applicable Duration 08/19/2021 Loan or other type of debt Yes Interest Rate 0.00000 Relationship with issuer Subsidiary Object of the contract 4th Private Issue of Simple, Non-Convertible Unsecured Debentures, in a Single Series, issued by Vale. The proceeds of the issue aimed to strengthen cash and working capital. The debentures were fully subscribed by Minerações Brasileiras Reunidas – MBR Rate of 101% CDI If the issuer is a creditor or debtor Debtor Warrants None. Termination or extinction conditions For information on termination conditions of the obligations under the aforementioned Issue, see item 18 of this Reference Form. Nature and Reasons for the operation / other relevant information Amount involved (R$) 10,522,871,301.53 Outstanding balance (R$) 262,450,966.07 Amount of the related party Not applicable Duration Maturities up to 09/03/2020 Loan or other type of debt No Interest Rate 85.810000 Relationship with issuer Banco do Brasil is a sponsor of the pension fund of the bank's employees, Previ – Caixa de Previdência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A. ("Litel"), a holding company that is a signatory to the Company's Shareholders Agreement. Object of the contract 586investments in Bank Deposit Certificates contracted by Vale and its subsidiaries. The “amount involved” specified above considers the amount provided for in the contracts of the 586 financial investments mentioned in this field “object of the contract”. The “transaction date” is the oldest existing date on 12/31/2018. The “duration” specified above considers the date of the last maturity of the 586 financial investments mentioned in this field “object of the contract”. The value of the “interest rate” specified above considers the weighted interest rate of the income of the 586 financial investments mentioned in this field “object of the contract”. The interest rate is the weighted average of the 586 financial investments. 85.81% of the CDI. If the issuer is a creditor or debtor Creditor Warrants None Termination or extinction conditions None Nature and Reasons for the operation / other relevant information

Name of the related party Banco do Brasil S.A. Transaction date 06/30/2010 Amount involved (R$) 17,840,262.66 Outstanding balance (R$) 2,789,030.56 Amount of the related party Not applicable Name of the related party Banco do Brasil S.A. Transaction date 06/30/2010 Amount involved (R$) 59,786,258.47 Outstanding balance (R$) 11,871,684.42 Amount of the related party Not applicable Duration 07/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship with issuer Banco do Brasil is a sponsor of the pension fund of the bank's employees, Previ – Caixa de Previdência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A. ("Litel"), a holding company that is a signatory to the Company's Shareholders Agreement. Object of the contract Funding for the acquisition of a Long Distance Conveyor Belt System The applicable interest rate is 4.5% p.a. If the issuer is a creditor or debtor Debtor Warrants None. Termination or extinction conditions Conditions for early maturity are: a) failure to comply with Articles 39 and 40 of the "Provisions Applicable to BNDES Contracts"; b) if any statement, information or document provided by Vale is found to be false; c) if Vale has any protesting bill, the protest being unjustified for more than 60 days and materially affecting Vale's ability to pay for the contract, to initiate any court-supervised or out-of-court reorganization proceedings or to have bankruptcy required or declared on it; d) if there is consolidation, merger or spin-off of Vale, unless (i) the resulting company is Vale itself; or (ii) the resulting company complies with the financial indices established in the agreement; e) if Vale interrupts its activities; f) when applicable, if Vale is intervened by the Central Bank of Brazil; g) if the objects of the financial collaboration are to be subject to levy, sequestration, attachment, collection, bankruptcy, or any other judicial or administrative action; h) If Vale fails to comply with any of the clauses or conditions contained in the Contract; i) if there is a final and enforceable judgment due to the practice of acts by Vale, which implies a crime against the environment or non-compliance with the legislation dealing with child labor and slave labor. Nature and Reasons for the operation / other relevant information Object of the contract Funding for the acquisition of 04 systems for coal, coke and ore handling, and 01 recovery unit, initially entered into with Banco Votorantim S/A and subsequently transferred to Banco do Brasil S.A. on October 28, 2011. The applicable interest rate is 4.5% p.a. If the issuer is a creditor or debtor Debtor Warrants None. Termination or extinction conditions Conditions for early maturity are: a) failure to comply with Articles 39 and 40 of the "Provisions Applicable to BNDES Contracts"; b) if any statement, information or document provided by Vale is found to be false; c) if Vale has any protesting bill, the protest being unjustified for more than 60 days and materially affecting Vale's ability to pay for the contract, to initiate any court-supervised or out-of-court reorganization proceedings or to have bankruptcy required or declared on it; d) if there is consolidation, merger or spin-off of Vale, unless (i) the resulting company is Vale itself; or (ii) the resulting company complies with the financial indices established in the agreement; e) if Vale interrupts its activities; f) when applicable, if Vale is intervened by the Central Bank of Brazil; g) if the objects of the financial collaboration are to be subject to levy, sequestration, attachment, collection, bankruptcy, or any other judicial or administrative action; h) If Vale fails to comply with any of the clauses or conditions contained in the Contract; i) if there is a final and enforceable judgment due to the practice of acts by Vale, which implies a crime against the environment or non-compliance with the legislation dealing with child labor and slave labor. Nature and Reasons for the operation / other relevant information

Name of the related party Banco do Brasil S.A. Transaction date 06/30/2010 Amount involved (R$) 175,882,585.50 Outstanding balance (R$) 39,851,123.31 Amount of the related party Not applicable Duration 07/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship with issuer Banco do Brasil is a sponsor of the pension fund of the bank's employees, Previ – Caixa de Previdência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A. ("Litel"), a holding company that is a signatory to the Company's Shareholders Agreement. Object of the contract Funding for the acquisition of 2,558 railway wagons to transport iron ore. The applicable interest rate is 4.5% p.a. If the issuer is a creditor or debtor Debtor Warrants None. Termination or extinction conditions Conditions for early maturity are: a) failure to comply with Articles 39 and 40 of the "Provisions Applicable to BNDES Contracts"; b) if any statement, information or document provided by Vale is found to be false; c) if Vale has any protesting bill, the protest being unjustified for more than 60 days and materially affecting Vale's ability to pay for the contract, to initiate any court-supervised or out-of-court reorganization proceedings or to have bankruptcy required or declared on it; d) if there is consolidation, merger or spin-off of Vale, unless (i) the resulting company is Vale itself; or (ii) the resulting company complies with the financial indices established in the agreement; e) if Vale interrupts its activities; f) when applicable, if Vale is intervened by the Central Bank of Brazil; g) if the objects of the financial collaboration are to be subject to levy, sequestration, attachment, collection, bankruptcy, or any other judicial or administrative action; h) if Vale fails to comply with any of the clauses or conditions contained in the Contract; i) if there is a final and enforceable judgment due to the practice of acts by Vale, which implies a crime against the environment or non-compliance with the legislation dealing with child labor and slave labor; (j) using the funds for a purpose other than that provided for in the contract; k) inclusion, in a Vale company agreement, its articles of incorporation or articles of organization, by means of which a special quorum is required for deliberation or approval of matters that limit control by the respective Duration 07/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship with issuer Banco do Brasil is a sponsor of the pension fund of the bank's employees, Previ – Caixa de Previdência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A. ("Litel"), a holding company that is a signatory to the Company's Shareholders Agreement. Object of the contract Funding for the acquisition of a Car-Dumper The applicable interest rate is 4.5% p.a. If the issuer is a creditor or debtor Debtor Warrants None. Termination or extinction conditions Conditions for early maturity are: a) failure to comply with Articles 39 and 40 of the "Provisions Applicable to BNDES Contracts"; b) if any statement, information or document provided by Vale is found to be false; c) if Vale has any protesting bill, the protest being unjustified for more than 60 days and materially affecting Vale's ability to pay for the contract, to initiate any court-supervised or out-of-court reorganization proceedings or to have bankruptcy required or declared on it; d) if there is consolidation, merger or spin-off of Vale, unless (i) the resulting company is Vale itself; or (ii) the resulting company complies with the financial indices established in the agreement; e) if Vale interrupts its activities; f) when applicable, if Vale is intervened by the Central Bank of Brazil; g) if the objects of the financial collaboration are to be subject to levy, sequestration, attachment, collection, bankruptcy, or any other judicial or administrative action; h) If Vale fails to comply with any of the clauses or conditions contained in the Contract; i) if there is a final and enforceable judgment due to the practice of acts by Vale, which implies a crime against the environment or non-compliance with the legislation dealing with child labor and slave labor. Nature and Reasons for the operation / other relevant information

Name of the related party Fundo de Investimento em Participações Multisetorial Plus II (“FIP Plus II”) Transaction date 07/29/2015 Amount involved (R$) 4,000,000,000.00 Outstanding balance (R$) Not Applicable Amount of the related party R$ 4,000,000,000.00 Duration Indefinite period Loan or other type of debt No Interest Rate Not Applicable Relationship with issuer The current quotaholder of FIP Plus II, Banco Bradesco BBI S.A., is part of the same economic group as Bradespar SA, which is a signatory to the Company's Shareholders Agreement. Object of the contract Purchase and sale of Class A preferred shares issued by Minerações Brasileiras Reunidas S.A. - MBR ("MBR") and owned by Vale, representing 36.4% of the total share capital of MBR. If the issuer is a creditor or debtor Not applicable. Name of the related party Banco do Brasil S.A. Transaction date 06/30/2010 Amount involved (R$) 16,855,919.20 Outstanding balance (R$) 3,125,530.45 Amount of the related party Not applicable Duration 07/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship with issuer Banco do Brasil is a sponsor of the pension fund of the bank's employees, Previ – Caixa de Previdência dos Funcionários do Banco do Brasil, and the latter, in turn, has control of Litel Participações S.A. ("Litel"), a holding company that is a signatory to the Company's Shareholders Agreement. Object of the contract Funding for the acquisition of 01 (one) semi-mobile crushing unit. The applicable interest rate is 4.5% p.a. If the issuer is a creditor or debtor Debtor Warrants None. Termination or extinction conditions Conditions for early maturity are: a) failure to comply with Articles 39 and 40 of the "Provisions Applicable to BNDES Contracts"; b) if any statement, information or document provided by Vale is found to be false; c) if Vale has any protesting bill, the protest being unjustified for more than 60 days and materially affecting Vale's ability to pay for the contract, to initiate any court-supervised or out-of-court reorganization proceedings or to have bankruptcy required or declared on it; d) if there is consolidation, merger or spin-off of Vale, unless (i) the resulting company is Vale itself; or (ii) the resulting company complies with the financial indices established in the agreement; e) if Vale interrupts its activities; f) when applicable, if Vale is intervened by the Central Bank of Brazil; g) if the objects of the financial collaboration are to be subject to levy, sequestration, attachment, collection, bankruptcy, or any other judicial or administrative action; h) if Vale fails to comply with any of the clauses or conditions contained in the Contract; i) if there is a final and enforceable judgment due to the practice of acts by Vale, which implies a crime against the environment or non-compliance with the legislation dealing with child labor and slave labor; (j) using the funds for a purpose other than that provided for in the contract; k) inclusion, in a Vale company agreement, its articles of incorporation or articles of organization, by means of which a special quorum is required for deliberation or approval of matters that limit control by the respective controllers, or even inclusion in those documents, of a device that: (i) restricts Vale's growth capacity or its technological development; (ii) restricts Vale's access to new markets; or (iii) restricts or loses the ability to pay the financial obligations arising from this transaction. Nature and Reasons for the operation / other relevant information controllers, or even inclusion in those documents, of a device that: (i) restricts Vale's growth capacity or its technological development; (ii) restricts Vale's access to new markets; or (iii) restricts or loses the ability to pay the financial obligations arising from this transaction. Nature and Reasons for the operation / other relevant information

Name of the related party Banco Nacional de Desenvolvimento Econômico e Social – BNDES Transaction date 10/08/2007 Amount involved (R$) 774,568,410.00 Outstanding balance (R$) 55,875,499.69 Amount of the related party Not applicable Duration 09/15/2019 Loan or other type of debt Yes Name of the related party Banco Nacional de Desenvolvimento Econômico e Social – BNDES Transaction date 06/19/2015 Amount involved (R$) Not Applicable Outstanding balance (R$) Not Applicable Amount of the related party BNDES is entitled to 1/3 (one third) of the economic rights coming from the Alemão Project. Duration The contract will remain in force (i) for the duration of the obligation to indemnify the Parties; or (ii) until Vale's obligation to pay Vale's royalty ceases; or (iii) by agreement in writing, between the Parties. Loan or other type of debt No Interest Rate 0.000000 Relationship with issuer BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement. Object of the contract Regulate the share of the economic rights of BNDES in the event of the implementation by Vale of the Alemão Project, provided for in the “Agreement for an Advance on a Future Shareholding", entered into on 03/05/1985, through the payment of royalties by Vale to BNDES. The Alemão Project is a Vale project in the region of Carajás, in the State of Pará, not yet approved, which aims to produce copper concentrate. In accordance with the "Agreement for an Advance on a Future Shareholding”, BNDES is entitled to 1/3 (one third) of the economic rights coming from the Alemão Project. Accordingly, BNDES participation in said project was regulated by royalty payments, which were determined using an economic model with market assumptions. The royalties will be paid annually by Vale when copper concentrate from the Alemão Project starts to be sold. The royalties correspond to 2.5% of the annual net revenues of the Alemão Project, and in the years in which the annual average price of copper, as disclosed by LME, reaches USD 8,000.00/ton ("Trigger Price"), the royalties for these specific years shall be increased by 2.25%. The Trigger Price will be adjusted annually by the Consumer Price Index (CPI). If the issuer is a creditor or debtor Debtor Warrants None. Termination or extinction conditions The royalty payments shall be terminated: (i) if the Alemão Project exploration activities cease, at Vale's discretion; (ii) by the loss of ownership, by Vale or by any assignee permitted under the Contract, of DNPM Process no. 851.431/82; or (iii) due to the depletion of the mineral reserves in the areas covered by DNPM Process no. 851,431/82. Nature and Reasons for the operation / other relevant information Warrants None. Termination or extinction conditions On July 29, 2015, Vale has executed the Purchase and Sale Agreement of Shares and other Issues with Fundo de Investimento em Participações Multisetorial Plus II (“FIP Plus II ”), whose shares are held on this date by Banco Bradesco BBI S.A. (“BBI”), under which it promised to sell class A preferred shares representing 36.4% of the capital stock of Minerações Brasileiras Reunidas S.A. – MBR (“MBR”), for R$ 4.0 billion, subject to suspension conditions usually applicable, including prior approval of the transaction by CADE. On September 1st, 2015, the sale was concluded for the agreed price, which was transferred in one single installment on that date, and Vale now holds directly and indirectly 61.9% of the capital stock and 98.3% of the common capital of MBR. Vale also holds a purchase option of shares issued by MBR currently held by BBI, successor of FIP Plus II. Nature and Reasons for the operation / other relevant information

Name of the related party Banco Nacional de Desenvolvimento Econômico e Social – BNDES Transaction date 03/28/2008 Amount involved (R$) 808,350,800.00 Outstanding balance (R$) 580,405,973.90 Amount of the related party Not applicable Duration 09/15/2029 Loan or other type of debt Yes Interest Rate 1.460000 Interest Rate 1.800000 Relationship with issuer BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement. Object of the contract Funding for the expansion of the transportation capacity of the Carajás Railroad. The applicable interest rate is: TJLP+1.8% p. a. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions BNDES may declare early maturity, with the debt being demanded and the immediate withdrawal of any disbursement, if, in addition to the conditions provided for in articles 39 and 40 of the "PROVISIONS APPLICABLE TO BNDES CONTRACTS", BNDES can prove: a) the reduction of Vale's staff without offering a training program and/or employee relocation program in other companies; b) the inclusion, in Vale’s company agreement, its articles of organization or articles of incorporation, of a provision by means of which a special "quorum" is required to deliberate or approve matters that limit or curtail Vale's control by its controlling shareholders, or, in those documents of provisions that lead to: i) restrictions to Vale's growth capacity or to its technological development; ii) restrictions to Vale’s access to new markets; or iii) restrictions or losses on the ability to pay the financial obligations arising from this transaction; c) the use of the funds for a purpose other than the expansion of the transportation capacity of the Carajás Railroad to 103 million tons transported per year; d) constituting, without BNDES’s prior authorization, collateral of any kind in transaction with other creditors, without guarantees of the same quality being provided to BNDES, with the same payment priority; e)not maintaining, during the term of the contract, the following indices: - Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial years of 2015 and 2016 will the index of 5.5 prevail); and - Adjusted EBITDA to Interest Expenses ratio greater than or equal to 2.0. And, in the event of failure to comply with these indices, not providing collateral, accepted by BNDES, for an amount corresponding to at least 130% of the value of the debt, within 60 days from the date of the written communication. In the event that funds granted under the Contract are used for a purpose other than the expansion of the transportation capacity of the Carajás Railroad to 103 million tons per year, BNDES, without prejudice to the foregoing, shall notify the Federal Public Prosecutor, for the purposes and effects of Law No. 7,492, dated 06/16/86. The Contract will also expire early, with the debt demanded and with the immediate suspension of any disbursement, on the certification date as a Federal Deputy or Senator, of a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons involved in the prohibitions provided for by the Federal Constitution, article 54, items I and II. There will be no default charges, provided that the debt is paid within 5 (five) business days from the certification date, otherwise the charges for the early maturity due to default will be incurred. The change in Vale's indirect control, during the term of the Agreement, is excluded from the conditions for early maturity. Nature and Reasons for the operation / other relevant information

Name of the related party Banco Nacional de Desenvolvimento Econômico e Social - BNDES Transaction date 12/26/2008 Amount involved (R$) 7,300,000,000.00 Outstanding balance (R$) 3,071,667,076.92 Amount of the related party Not applicable Duration 02/15/2023 Loan or other type of debt Yes Interest Rate 1.500000 Relationship with the Company BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement. Relationship with the Company BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement. Object of the contract Funding for the implementation of the Hydroelectric Power Plant - UHE Estreito The applicable interest rates are: TJLP+1.46% p.a. (subloans A and B) and TJLP (subloan C). If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions BNDES may declare early maturity, with the debt being demanded and with the immediate withdrawal of any disbursement, if, in addition to the conditions provided for in articles 39 and 40 of the "PROVISIONS APPLICABLE TO BNDES CONTRACTS", BNDES can prove: a) the reduction of Vale's staff without offering a training program and/or employee relocation program in other companies; b) the inclusion, in the company agreement, its articles of organization or articles of incorporation of Vale or a company which controls it, of a provision by means of which a special "quorum" is required to deliberate or approve matters that limit or curtail control of any of these companies by their controlling shareholders, or, in those documents of provisions that lead to: i) restrictions to Vale's growth capacity or to its technological development; ii) restrictions to Vale’s access to new markets; or iii) restrictions or losses on the ability to pay the financial obligations arising from this transaction; c) constitute, without prior authorization of BNDES, collateral of any kind in transaction with other creditors, without guarantees of the same quality being provided to BNDES, with the same payment priority; d) do not maintain, during the term of the contract, the following indices: - Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial years of 2015 and 2016 will the index of 5.5 prevail); and - Adjusted EBITDA to Interest Expenses ratio greater than or equal to 2.0. And, in the event of failure to comply with these indices, not providing collateral, accepted by BNDES, for an amount corresponding to at least 130% of the value of the debt, within 60 days from the date of the written communication. In the event that funds granted under the Contract are used for a purpose other than the implementation of the Estreito Hydroelectric Plant and its transmission system, BNDES, without prejudice to the foregoing, shall notify the Federal Public Prosecutor, for the purposes and effects of Law No. 7,492, dated 06/16/86. The Contract will also expire early, with the debt demanded and with the immediate suspension of any disbursement, on the certification date as a Federal Deputy or Senator, of a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons involved in the prohibitions provided for by the Federal Constitution, article 54, items I and II. There will be no default charges, provided that it is paid within 5 (five) business days from the certification date, otherwise the charges for the early maturity due to default will be incurred. The change in Vale's indirect control, during the term of the Agreement, is excluded from the conditions for early maturity. Nature and Reasons for the operation / other relevant information

Mining, Plant VIII and Itabira Capital Projects. Name of the related party Banco Nacional de Desenvolvimento Econômico e Social – BNDES Transaction date 09/24/2012 Amount involved (R$) 3,882,956,000.00 Outstanding balance (R$) 1,702,831,162.93 Amount of the related party Not applicable Duration 09/15/2022 Loan or other type of debt Yes Interest Rate 1.300000 Relationship with the Company BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement. Object of the contract Funding for the implementation of the North Logistics System Development Program (CLN), aiming to increase the ore transport Object of the contract Line of Credit. The applicable interest rates are: Libor 3M+1.5% p.a. (subloans A1, A2, A3, A4, A5, A6, A7, A8), TJLP (subloans B4, B11, B15), TJLP + 1.36% p.a. (subloans B2, B3, B6, B7, B9, B10, B13 and B14). TJLP + 1.76% p.a. (subloans B1, B5, B8 and B12), TLP + 1.52% p.a. (subloans A9, B16 and B18). If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions BNDES may declare early maturity, with the debt being demanded and with the immediate withdrawal of any disbursement, if, in addition to the conditions provided for in articles 39 and 40 of the "PROVISIONS APPLICABLE TO BNDES CONTRACTS", BNDES can prove: a) the reduction of Vale's staff without offering a training program and/or employee relocation program in other companies; b) the existence of an unappealable judgment relating to acts carried out by Vale, which violate the legislation that deals with the fight against discrimination of race or gender, child labor and slave labor; c) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Vale or a company which controls it, of a provision by means of which a special "quorum" is required to deliberate or approve matters that limit or curtail control of any of these companies by their controlling shareholders, or, inclusion of provisions in those documents that lead to: i) restrictions to Vale's growth capacity or its technological development; ii) restrictions to Vale’s access to new markets; or iii) restrictions or losses on the ability to pay the financial obligations arising from this transaction; d) lack of constitution, in the event of failure to reach the established levels, within 60 days from the date of BNDES's written communication, collateral, accepted by BNDES, for an amount corresponding to at least 130% of the value of the debt, unless if, in that period, the levels described below are reestablished: - Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial years of 2015 and 2016 will the index of 5.5 prevail); and - Adjusted EBITDA to Interest Expenses ratio greater than or equal to 2.0. In the event that Vale's indirect control has changed, without prior authorization from BNDES, it does not present a letter of guarantee issued according to the BNDES model. In the event that funds granted under the Contract are used for a purpose other than provided for in Clause One: revolving credit limit, BNDES, without prejudice to the foregoing, shall notify the Federal Public Prosecutor, for the purposes and effects of Law No. 7,492, dated 06/16/86. The Contract will also expire early, with the debt demanded and with the immediate suspension of any disbursement, on the certification date as a Federal Deputy or Senator, of a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons involved in the prohibitions provided for by the Federal Constitution, article 54, items I and II. There will be no default charges, provided that it is paid within 5 (five) business days from the certification date, otherwise the charges for the early maturity due to default will be incurred. Nature and Reasons for the operation / other relevant information This is a line of credit to finance the Salobo I and II Projects, Onça Puma

Name of the related party Banco Nacional de Desenvolvimento Econômico e Social – BNDES Transaction date 12/27/2013 Amount involved (R$) 136,700,000.00 Outstanding balance (R$) 70,342,654.97 Amount of the related party Not applicable Duration 01/15/2022 Loan or other type of debt Yes Interest Rate 3.500000 Relationship with the Company BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement. Object of the contract Funding to support the 2013-2015 investment plan for the technological development of the Tecnored process. The applicable interest rate is: 3.5% p.a. fixed in Brazilian reais. capacity from 115 million tons per year (Mtpy) to approximately 150 Mtpy. The applicable interest rates are: TJLP + 1.30% p.a. (subloans A, B, C, D and E), 2.50% p.a. (subloans F and G) and TJLP (subloan H). If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions BNDES may declare early maturity, with the debt being demanded and with the immediate withdrawal of any disbursement, if, in addition to the conditions provided for in articles 39 and 40 of the "PROVISIONS APPLICABLE TO BNDES CONTRACTS", BNDES can prove: a) the reduction of Vale's staff without offering a training program and/or employee relocation program in other companies; b) the existence of an unappealable judgment relating to acts carried out by Vale, which violate the legislation that deals with the fight against discrimination of race or gender, child labor and slave labor; c) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Vale or a company which controls it, of a provision by means of which a special "quorum" is required to deliberate or approve matters that limit or curtail control of any of these companies by their controlling shareholders, or, inclusion of provisions in those documents that lead to: i) restrictions to Vale's growth capacity or its technological development; ii) restrictions to Vale’s access to new markets; or iii) restrictions or losses on the ability to pay the financial obligations arising from this transaction; d) lack of constitution, in the event of failure to reach the established levels, within 60 days from the date of BNDES's written communication, collateral, accepted by BNDES, for an amount corresponding to at least 130% of the value of the debt, unless if, in that period, the levels described below are reestablished: - Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial years of 2015 and 2016 will the index of 5.5 prevail); and - Adjusted EBITDA to Interest Expenses ratio greater than or equal to 2.0. In the event that Vale's indirect control has changed, without prior authorization from the BNDES, it does not present a letter of guarantee issued according to the BNDES model. If the funds granted by the Contract are used for a purpose other than that provided for in Clause One: the implementation of the North Logistics System Development Program (CLN), aiming to increase the ore transport capacity from 115 million tons per year (Mtpy) to approximately 150 Mtpy. The Contract will also expire early, with the debt demanded and with the immediate suspension of any disbursement, on the certification date as a Federal Deputy or Senator, of a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons involved in the prohibitions provided for by the Federal Constitution, article 54, items I and II. There will be no default charges, provided that it is paid within 5 (five) business days from the certification date, otherwise the charges for the early maturity due to default will be incurred. Nature and Reasons for the operation / other relevant information

Name of the related party Banco Nacional de Desenvolvimento Econômico e Social – BNDES Transaction date 06/30/2010 Amount involved (R$) 135,127,397.00 Outstanding balance (R$) 22,770,324.00 Amount of the related party Not applicable Duration 07/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship with issuer BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement. Object of the contract Funding for the acquisition of Brazilian machinery and equipment to service the Pier IV Project and to implement Waste Rock Mobile Crushing, Transport and Deposition System, located in the Carajás Complex in Parauapebas (PA). If the issuer is a creditor or debtor Debtor Warrants Vale's corporate guarantee Termination or extinction conditions BNDES may declare early maturity, with the debt being demanded and with the immediate withdrawal of any disbursement, if, in addition to the conditions provided for in articles 39 and 40 of the "PROVISIONS APPLICABLE TO BNDES CONTRACTS", BNDES can prove: a) the reduction of Tecnored's staff without offering a training program and/or employee relocation program in other companies; b) the existence of an unappealable judgment relating to the acts carried out by Tecnored relating to child labor, slave labor or crime against the environment; c) the inclusion, in the company agreement, its articles of organization or articles of incorporation of Tecnored of a provision by means of which a special "quorum" is required to deliberate or approve matters that limit or curtail control of any of these companies by their controlling shareholders, or, of provisions in those documents that lead to: i) restrictions on Tecnored's growth capacity or its technological development; ii) restrictions to Tecnored access to new markets; or iii) restrictions or losses on the ability to pay the financial obligations arising from this transaction; d) Vale does not maintain, during the term of the contract, the following indices: - Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial years of 2015 and 2016 will the index of 5.5 prevail); and - Adjusted EBITDA to Interest Expenses ratio greater than or equal to 2.0. And in the event of failure to comply with these indices, not providing collateral, accepted by BNDES, for an amount corresponding to at least 130% of the value of the debt, within 60 days from the date of the written communication. (e) In the event that Tecnored's indirect control changes, without prior and express authorization from BNDES, Tecnored does not submit, within two months, a letter of guarantee issued as per the BNDES model. (f) In the event that the funds granted by the Contract are used for a purpose other than that provided for in Clause One: 2013-2015 investment plan for the technological development of the Tecnored process, BNDES shall notify the Federal Public Prosecutor, for the purposes and effects of Law No. 7,492, dated 06/16/86. The Contract will also expire early, with the debt demanded and immediate suspension of any disbursement, on the certification date as Federal Deputy or Senator, for a person who carries out a remunerated function at Tecnored, or is among its owners, controllers or directors, persons involved in the prohibitions provided for by the Federal Constitution, article 54, items I and II. There will be no default charges, provided that it is paid within 5 (five) business days from the certification date, otherwise the charges for the early maturity due to default will be incurred. Nature and Reasons for the operation / other relevant information

Name of the related party Banco Nacional de Desenvolvimento Econômico e Social – BNDES Transaction date 03/31/1997 Amount involved (R$) Not applicable Outstanding balance (R$) Not applicable Amount of the related party Not applicable Duration Undetermined - until the object is completely reached. The agreement was amended and consolidated on 06/28/2007. Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement. The applicable interest rate is: 4.50% p.a. fixed in Brazilian reais. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions Early maturity: a) conditions of art. 333 and 1425 of the Civil Code or failure to comply with art. 39 and 40 of the "Provisions Applicable to BNDES Contracts"; b) any statement or document signed or delivered by Vale found to be false; c) Protest, remaining unjustified for more than 60 days and materially affecting Vale's ability to pay the Contract, initiate court-supervised or out-of-court reorganization or have its required or declared bankruptcy; d) observing the provisions in the Contract, change in Vale's indirect control, without prior and express authorization from the BNDES, during the term of the Contract, which: d.1) for the effect of the provisions of letter d, means a change that represents the entry of the new shareholder into Valepar's capital with a participation of more than 20%; e) Vale interrupts its activities; f) Vale is in breach of the conditions set forth in the Contract; g) there is a final and unappealable judgment due to the practice of acts regarding child labor, slave labor or crime against the environment, unless the remedy is imposed or while the judgment imposed on Vale is being fulfilled. Any early maturity can only be declared within 60 days of the notification being sent to Vale; h) if there is inclusion, as per the company agreement or authorized representation of Vale of a special quorum to approve matters that limit its control by the respective controlling shareholders, or include a device that : h.1) restricts Vale's capacity to grow or technological development; h.2) restricts Vale’s access to new markets; or h.3) restricts or impairs the ability to pay the financial obligations arising from such a transaction; i) there is a reduction in Vale's staff without offering a training program geared to job opportunities in the region and/or a program to relocate workers to other companies; j) not keep the following indices during the term of the agreement: (i) due to a Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (only observed in relation to the calculations to be carried out based on the financial results referring to financial years of 2015 and 2016, the index of 5.5 will prevail); and (ii) due to the Adjusted EBITDA to Interest Expenses ratio being greater than or equal to 2.0. And, in the event of failure to comply with these indices, not providing collateral, accepted by BNDES, for an amount corresponding to at least 130% of the value of the debt, within 60 days from the date of the written communication. k) on the certification date as a Federal Deputy or Senator, of a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons involved in the prohibitions provided for by the Federal Constitution, article 54, I and II. In the event that the funds are used for a purpose other than the agreement, early maturity and immediate suspension of any disbursement shall occur, and Vale shall be subject, as from the day following that established by court or out-of-court notification, to a fine of 50% on the amount released and not proven, plus charges due. Nature and Reasons for the operation / other relevant information Funding for the acquisition of Brazilian machinery and equipment to service the Pier IV Project and to implement a Waste Rock Mobile Crushing, Transport and Deposition System, located in the Carajás Complex in Parauapebas (PA).

Name of the related party Banco Nacional de Desenvolvimento Econômico e Social - BNDES Transaction date 03/25/2011 Amount involved (R$) 102,536,220.00 Outstanding balance (R$) 34,249,979.07 Amount of the related party Not applicable Duration 04/15/2021 Loan or other type of debt Yes Interest Rate 5.500000 Relationship with the Company BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement. Object of the contract Funding for the acquisition of a Handling and Transportation System, called the 5th Shipping Line, to be installed at the Ponta da Madeira Marine Terminal in São Luís (MA) to serve the Pier IV project. The applicable interest rate is: 5.5% p.a. fixed in Brazilian reais. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions BNDES may declare early maturity, with the debt being demanded and with the immediate withdrawal of any disbursement, if, in addition to the conditions provided for in articles 39 and 40 of the "PROVISIONS APPLICABLE TO BNDES CONTRACTS", BNDES can prove: a) the reduction of Vale's staff without offering a training program and/or employee relocation program in other companies; b) the existence of a unappealable judgment as a result of the acts carried out, by the Beneficiary, that matter in a crime against the environment or do not comply with the legislation that deals with child labor and slave labor, observing the following. c) the inclusion, in a company agreement, its articles of organization or articles of incorporation of Vale or a company which controls it, of a provision by means of which a special "quorum" is required to deliberate or approve matters that limit or curtail control of any of these companies by their controlling shareholders, or, inclusion of provisions in those documents that lead to: i) restrictions to Vale's growth capacity or its technological development; ii) restrictions to Vale’s access to new markets; or iii) restrictions or losses on the ability to pay the financial obligations arising from this transaction; d) lack of constitution, in the event of failure to reach the established levels, within 60 days from the date of BNDES's written communication, collateral, accepted by BNDES, for an amount corresponding to at least 130% of the value of the debt, unless if, in that period, the levels described below are reestablished: - Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial years of 2015 and 2016 will the index of 5.5 prevail); and - Adjusted EBITDA to Interest Expenses ratio greater than or equal to 2.0. Object of the contract Regulate the relationship between Vale and BNDES on exploring mining rights of deposits with undefined existence, size and cost-effectiveness in the Carajás mineral province and, therefore, not registered on Vale's assets upon its privatization. The Agreement establishes bilateral rules with the purpose of regulating: the carrying out of exploration work by Vale; the cases and the manner in which BNDES will provide funds to Vale to reimburse additional expenses arising from the exploration and payment of the respective administration fee; BNDES’ participation rights; the disposal or transfer of exploration targets and mining rights to third parties; the payment of a finder's fee that will be due by BNDES to Vale. If the issuer is a creditor or debtor Not applicable Warrants Not applicable Termination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information

Name of the related party Banco Nacional de Desenvolvimento Econômico e Social – BNDES Transaction date 06/30/2010 Amount involved (R$) 175,882,585.50 Outstanding balance (R$) 39,851,123.30 Amount of the related party Not applicable Duration 07/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship with the Company BNDES Participações SA - BNDESPAR, a wholly-owned subsidiary of BNDES, is a signatory to the Company's Shareholders' Agreement. Object of the contract Funding for the acquisition of 2,558 new railway wagons for the transportation of iron ore. The applicable interest rate is: 4.5% p.a. fixed in Brazilian reais. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions c) inclusion in a company agreement or articles of incorporation of Vale, of a special quorum to approve matters that limit its control by the respective controlling shareholders, or inclusion of a device that leads to: 1) restrictions to Vale's capacity to grow or technological development; 2) restrictions to Vale’s access to new markets; or 3) restrictions or impairment to the ability to pay the financial obligations arising from such a transaction; d) reduction in Vale's staff without offering a training program geared to job opportunities in the region and/or a program to relocate workers to other companies; e) there is a final and unappealable judgment due to the practice of acts regarding crimes against the environment or non-compliance with legislation on child and slave labor, observing that: 1) there will be no early maturity if repairs are made or while serving a sentence imposed on Vale; 2) early maturity can only be declared within 60 days of a Vale notification; f) certification as a Federal Deputy or Senator, a person who carries out a remunerated function at Vale, or is among its owners, controlling shareholders or directors, persons involved in the prohibitions provided by the FC, art. 54, I and II, when there will also be an immediate withdrawal of any disbursement. There will be no default charges if payment occurs within 5 working days of the date of the certification, otherwise the charges for early maturity due to default will be incurred; g) any of the conditions occurring as provided for in art. 333 and 1425 of the Civil Code or failure to comply with art. 39 and 40 of the "Provisions Applicable to BNDES Contracts"; h) making a false declaration or document signed or delivered by Vale; i) Vale protest, the protest being unjustified for more than 60 days and materially affecting Vale's ability to pay the Contract, initiate court-supervised or out-of-court reorganization or bankruptcy is required or declared on it; j) merger, consolidation or spin-off of Vale, unless (1) the resulting company is Vale itself; or (2) the resulting company maintains the financial indices described below; k) interruption of Vale's activities; l) levy, sequestration, In the event that funds granted under the Contract are used for a purpose other than the acquisition of machines and equipment, BNDES, without prejudice to the foregoing, shall notify the Federal Public Prosecutor, for the purposes and effects of Law No. 7,492, dated 06/16/86. The Contract will also expire early, with the debt demanded and with the immediate suspension of any disbursement, on the certification date as a Federal Deputy or Senator, of a person who carries out a remunerated function at Vale, or is among its owners, controllers or directors, persons involved in the prohibitions provided for by the Federal Constitution, article 54, items I and II. There will be no default charges, provided that it is paid within 5 (five) business days from the certification date, otherwise the charges for the early maturity due to default will be incurred. The declaration of early maturity based on that stipulated in item "b" above will not occur since the remedy imposed is carried out or while the judgment imposed on the Beneficiary is being met, observing the legal process. In the event that any of the conditions occur as provided for in item "b" above, subject to the provisions above, BNDES may only declare the early maturity of the debt arising from the Contract within 60 days after the Beneficiary has been notified. Nature and Reasons for the operation / other relevant information Funding for the acquisition of a Handling and Transportation System, called the 5th Shipping Line, to be installed at the Ponta da Madeira Marine Terminal in São Luís (MA) to serve the Pier IV project.

 Name of the related party BNDES Participações S.A. – BNDESPAR Transaction date 12/17/2007 Name of the related party Agência Especial de Financiamento Industrial S.A. - FINAME Transaction date 12/26/2018 Amount involved (R$) 400,000,000.00 Outstanding balance (R$) 0.00 Amount of the related party Not applicable Duration Up to 192 months Loan or other type of debt Yes Interest Rate 1.65000 Relationship with the Company Agency related to BNDES, part related to the signatory of the Vale's Shareholders' Agreement - the BNDESPAR. Object of the contract Acquisition of new Brazilian made machinery, equipment, industrial systems, TI and automation components and goods, registered in the Credenciamento de Fornecedor Informatizado - CFI of the BNDES System. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions In addition to the conditions of legal maturity, FINAME may declare the early maturity of the Contract, observing the need of previous notice, with the debt being demanded, applying to the full outstanding debt pursuant to Clause 20 (Financial Default), and with the immediate withdrawal of any disbursement, without prejudice of the application of the sanctions established in Clauses 20 and 21 (Financial Default and Non-Financial Default), if proven by FINAME: a) that there is a final and enforceable judgment due to the practice of acts by Vale, which implies a crime against the environment or non-compliance with the legislation dealing with child labor and slave labor, observing Paragraphs 3 and 4 of this Clause; b) that any statement presented in Clause 28 (Vale statements) is found to be false; c) the default of any of Vale’s obligations within the Contract; d) the default of any obligation undertaken regarding FINAME and its subsidiaries, by the company or entity belonging to the Economic Group to which Vale pertains; e) the inclusion, in a Vale company agreement, its articles of incorporation or articles of organization, of a provision by means of which a special quorum is required for deliberation or approval of matters that limit control by the respective controllers, or the inclusion in those documents, of a device that: (i) restricts Vale's growth capacity or its technological development; (ii) restricts Vale's access to new markets; or (iii) restricts or loses the ability to pay the financial obligations arising from this transaction. The Contract will also expire early, with the debt demanded and with the immediate suspension of any disbursement, in the event that the funds granted by the Contract are used for a purpose other than that provided for in the Contract. Applicable interest rate: Up to TLP + 1.65% p.a. Nature and Reasons for the operation / other relevant information attachment, collection, bankruptcy, or any other judicial or administrative measure, of the object of financial collaboration; m) non-compliance with any condition included in the Contract. Financial Indicators to be met by Vale: Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the financial years of 2015 and 2016 will the index of 5.5 prevail); and adjusted EBITDA to Interest Expenses ratio greater than or equal to 2.0. And, in the event of failure to comply with these indices, not providing within 60 days from the date of written communication, collateral, accepted by the BNDES, for an amount corresponding to at least 130% of the value of the debt. Article 39, I of the "Provisions Applicable to BNDES Contracts" shall be interpreted restrictively and shall only apply to any payment default of Vale's obligations under the Contract in question. Nature and Reasons for the operation / other relevant information

Name of the related party BNDES Participações S.A. – BNDESPAR Transaction date 06/23/2015 Amount involved (R$) 227,914,503.56 Outstanding balance (R$) Not applicable Amount of the related party Not applicable Duration 12/15/2027 Loan or other type of debt No Interest Rate 0.00000 Relationship with the Company Indirect Controller Object of the contract VLI S.A. Stock Option Purchase Agreement ("Agreement") held by Vale S.A. entered into with BNDESPAR. Under the aforementioned agreement, 140,239 options to purchase VLI S.A. shares were granted to BNDES, which may be exercised as of December 18, 2017 until December 15, 2027. This agreement stems from the agreements entered into between VALE and BNDESPAR, which resulted in entering into, on June 23, 2015, an amendment to the deeds of the Private Debentures Issue to fund the Norte Sul - FNS expansion project. Within the scope of that amendment, there is the exclusion of (i) the possibility of converting the debentures into shares issued by VLI, (ii) all of VLI and FNS obligations contained in those deeds of issue, granting BNDESPAR, free of charges, through the Agreement, options to purchase a certain quantity of common shares issued by VLI held by Vale. The amount involved was calculated from the book value of the stock option, which in turn corresponds to the option's fair value as of December 31th, 2018. If the issuer is a creditor or debtor Not applicable Warrants None. Termination or extinction conditions In the event of non-compliance with any financial or non-financial obligation assumed by Vale, VLI or FNS in the Contract, the provisions of Articles 39 to 47-A of the "Provisions Applicable to BNDES Contracts" shall be complied with. Nature and Reasons for the operation / other relevant information Amount involved (R$) 1,407,420,000.00 Outstanding balance (R$) 1.122,284,549.81 Amount of the related party Not applicable Duration 12/17/2027 Loan or other type of debt Yes Interest Rate 0.800000 Relationship with the Company Indirect Controller Object of the contract Private Issue of Debentures to Finance the expansion project of Ferrovias Norte Sul - FNS. Three issues of debentures were made: 12/17/2007 (1st issue), 10/15/2009 (2nd issue) and 06/09/2011 (3rd issue). The amount involved as mentioned above corresponds to the sum of the amount of the 3 issues. The applicable interest rate is: TJLP + 0.8% p.a. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions For information on termination conditions of the obligations under the aforementioned Issue, see item 18 of this Reference Form. Nature and Reasons for the operation / other relevant information Funding for the Ferrovia Norte Sul expansion project. VALE and BNDESPAR entered, on June 23, 2015, into an amendment to the deeds of said issues, in order to exclude (i) the possibility of convertibility of the Debentures into shares issued by VLI, as well as to exclude all VLI and FNS obligations in the aforementioned deeds of issue, granting BNDESPAR, free of charge, options to purchase a certain amount of common shares issued by VLI and held by Vale.

Name of the related party Banco Bradesco SA, succeeded by CIBRASEC - Companhia Brasileira de Securitização Transaction date 03/24/2015 Amount involved (R$) 700,000,000.00 Name of the related party Banco Bradesco S.A. Transaction date 06/30/2010 Amount involved (R$) 135,127,397.00 Outstanding balance (R$) 8.283,655,41 Amount of the related party Not applicable Duration 07/15/2020 Loan or other type of debt Yes Interest Rate 4.500000 Relationship with the Company Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control Object of the contract Funding for the acquisition of Brazilian made machinery and equipment to service the Pier IV Project and to implement a Waste Rock Mobile Crushing, Transport and Deposition System (SME). The applicable interest rate is: 4.5% p.a. fixed in Brazilian reais. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions Early maturity: a) conditions of art. 333 and 1425 of the Civil Code or failure to comply with art. 39 and 40 of the "Provisions Applicable to BNDES Contracts"; b) any statement or document signed or delivered by Vale found to be false; c) Protest, remaining unjustified for more than 60 days and materially affecting Vale's ability to pay the Contract, initiate court-supervised or out-of-court reorganization or have its required or declared bankruptcy; d) observing the provisions in the Contract, change in Vale's indirect control, without prior and express authorization from BNDES, during the term of the Contract, which: d.1) for the effect of the provisions of letter d, the change in the indirect control of Vale means a change that represents the entry of the new shareholder into Valepar's capital with a participation of more than 20%; e) Vale interrupts its activities; f) Vale is in breach of the conditions set forth in the Contract; g) there is a final and unappealable judgment due to the practice of acts regarding child labor, slave labor or crime against the environment, unless the imposed remedy is carried out or while the judgment imposed on Vale is being fulfilled. Any early maturity can only be declared within 60 days of the notification being sent to Vale; h) if there is inclusion, as per the company agreement or authorized representation of Vale of a special quorum to approve matters that limit its control by the respective controlling shareholders, or include a device that : h.1) restricts Vale's capacity to grow or technological development; h.2) restricts Vale’s access to new markets; or h.3) restricts or impairs the ability to pay the financial obligations arising from such a transaction; i) there is a reduction in Vale's staff without offering a training program geared to job opportunities in the region and/or a program to relocate workers to other companies; j) not keep the following indices during the term of the agreement: (i) due to a Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (only observed in relation to the calculations to be carried out based on the financial results referring to financial years of 2015 and 2016, the index of 5.5 will prevail); and (ii) due to the Adjusted EBITDA to Interest Expenses ratio being greater than or equal to 2.0. And, in the event of failure to comply with these indices, not providing within 60 days from the date of written notification, collateral, for an amount corresponding to at least 130% of the value of the debt. k) there is a certification, as a Federal Deputy or Senator, a person who carries out a remunerated role at Vale, or is among its owners, controllers or directors, persons involved in the prohibitions provided for by the CF, art. 54, I and II. In the event that the funds are used for a purpose other than the agreement, early maturity and immediate suspension of any disbursement shall occur, and Vale shall be subject, as from the day following that established by court or out-of-court notification, to a fine of 50% on the amount released and not proven, plus charges due. Nature and Reasons for the operation / other relevant information

Name of the related party Banco Bradesco Cartões S.A. Transaction date 08/28/2018 Amount involved (R$) 1,090,937,700.67 Outstanding balance (R$) 0.00 Amount of the related party Not applicable Outstanding balance (R$) 902,110,989.16 Amount of the related party Not applicable Duration 04/20/2022 Loan or other type of debt Yes Interest Rate 8.80000 Relationship with issuer Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control Object of the contract CCB used as grounds for the CRI, for funding projects under the S11D Logística, in the Ponta Madeira Port Complex . The applicable interest rate is TJLP + 8.8% p.a. in Brazilian reais If the issuer is a creditor or debtor Debtor Warrants Fiduciary sale of 0.0623% (94,319.31 m²) of the property, subject of the registration number 13,521, of the Registry of Real Estate of the Region of Itabira/MG Endorsement by Docepar S.A. Termination or extinction conditions EARLY MATURITY a) non-payment, by the Issuer, of the Principal Amount, the Remuneration or the Mandatory Early Settlement amount within two Business Days after the date on which such payment becomes due; b) failure to comply with any other pecuniary obligation not mentioned in item "a" above, within 15 calendar days after the date on which such a payment becomes due; c) non-compliance, by the Issuer, with any non-pecuniary obligation, principal or accessory, assumed in this Certificate or in the Fiduciary Disposal Agreement, not remedied within 60 days of that non-compliance (if another remedy period has not been expressed and specifically provided for), provided that non-compliance causes a Material Adverse Effect; d) in the event that the Fiduciary Disposal becomes effective, is effects become extinct or materially limited before full settlement of the obligations arising from this Certificate, whether by nullity, annulment, termination, repudiation, information, mutual rescission or for any other reason attributable exclusively to the Issuer, or if the Fiduciary Disposal becomes illegal and/or insufficient to ensure payment of the obligations contained in this Certificate and provided that the Fiduciary Disposal is not replaced, reinforced or supplemented in the manner provided in the Fiduciary Disposal Agreement; e) in the event that the Issuer or the Surety practices or lodges, any acts or measures, judicial or extrajudicial, that aim to annul, question, review, cancel, repudiate, suspend or invalidate the Surety and/or any of the obligations of the Guarantor under this Certificate, as the case may be; f) a statement of early maturity in relation to the obligations of the Issuer arising from any contracts or instruments to which it is subject, showing outstanding financing in the local or international market, in an individual or aggregate amount, equal to or greater than R$ 250,000,000.00, updated annually, as of the Disbursement Date, by the positive variation of the General Price Index - Market, published by Fundação Getúlio Vargas ("IGPM"), or its equivalent in other currencies, as long as it is legally recognized or uncontested/defended by the Issuer; g) settled, dissolved or terminated by the Issuer; h) (h.1) adjudication of bankruptcy of the Issuer; (h.2) voluntary bankruptcy filed by the Issuer; (h.3) filing for bankruptcy of the Issuer, sought by third parties, not rebutted within the legal term; or (h.4) petition for court-supervised reorganization or out-of-court reorganization of the Issuer; i) change in the corporate purpose of the Issuer, as provided in its articles of incorporation in force on the Disbursement Date, provided that, as a result, the Issuer ceases to engage in mining activities; and proof that any of the statements made by the Issuer on this Certificate is false or incorrect in any material respect. PERMISSIVE EARLY REDEMPTION The Certificates may be redeemed early after three years as of the Issue Date, observing the terms contained in that Certificate. Nature and Reasons for the operation / other relevant information Funding for civil works in the logistic projects at the Ponta Madeira Port Complex. Agreement transferred on the issue date to CIBRASEC - Companhia Brasileira de Securitização.

Duration 12/31/2023 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Bradespar S.A., a signatory of Vale's Shareholders' Agreement, and Banco Bradesco S.A. are under common control Object of the contract Provision of the issue and management of corporate credit cards to be used in Brazil and abroad. The payment of the contract is according to consumption (on demand), and there is no commitment/obligation for Vale to use it. Additionally, it should be noted that the agreement was entered into on 08/28/2018, effective as of 01/01/2019. The “Existing balance” indicated above considers the base date of 12/31/2018, with the base date on 01/01/2019 having the value of R$ 1,090,937,700.67. If the issuer is a creditor or debtor Debtor Warrants Not Applicable Termination or extinction conditions The Agreement may be terminated at any time by either Party upon written notice at least 180 days in advance, without any claim, indemnity or compensation being paid to the Party receiving the resolution notice. Without prejudice to fulfilling its other rights, either Party may terminate the Agreement by written notice to the other Party, with immediate effect, without any claim, indemnity or compensation of the benefit by the Party receiving the termination notice, in the following cases: a) application or decree of bankruptcy or court-supervised or out-of-court reorganization of the other Party; b) occurrence of a fortuitous event or force majeure regularly proven that stops the execution of the objective for more than 30 days; c) in the event that fines are imposed on the other Party reaching 10% of the average of three billings; d) material non-compliance with the applicable legislation on health and safety at work or the environment, Vale's internal regulations, as well as applicable environmental licenses and their conditions; and/or e) fraud committed by a Party in connection with the performance of its contractual obligations. The Agreement may be automatically and immediately terminated without any notice if the Contractor makes use of slave or child labor or any other work conditions that violate human dignity. Without prejudice to fulfilling its other rights, Vale may terminate the Agreement upon prior notice with, at least 60 days in advance, in the following cases: a) the failure to comply with any obligation of the contract that is not remedied within 30 days after receipt of notification from Vale; and/or b) assignment and/or partial or total transfer, to third parties, of the obligations assumed, or the credits resulting from this Contract, without the prior and express authorization of Vale. Without prejudice to fulfilling its other rights, the contractor may terminate the Agreement upon prior notice with, at least 60 days in advance, in the following cases: a) payment delays for a period exceeding 60 days; b)delay in the provision of information that is proven to jeopardize the regular fulfillment of the obligations assumed in the Contract that is not remedied within 30 days after the receipt of notification by the Contractor in this regard; and/or c) failure to comply with any of the obligations of the contract by Vale that directly results in the impediment to the contractor in the regular fulfillment of its contractual obligations, that are not remedied within 30 days after the receipt of notification from the contractor to this effect.

Name of the related party CBSS - Companhia Brasileira de Soluções e Serviços (ALELO) Transaction date 11/26/2018 Amount involved (R$) 3,363,685,779.24 Outstanding balance (R$) 0.00 Amount of the related party Not applicable Duration 12/31/2023 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company ALELO is an entity controlled by Banco Bradesco S.A. Bradespar S.A., a signatory to Vale's Shareholders' Agreement, and Banco Bradesco SA are under common control. Object of the contract Provision of supply and administration services regarding benefit cards, called "ALELO CARDS" (food stamps, meal stamps, snack cards, Christmas baskets and toy stamps). The payment of the contract is according to consumption (on demand), and there is no commitment/obligation for Vale to use it. Additionally, it should be noted that the agreement was entered into on 11/26/2018, effective as of 01/01/2019. The “Existing balance” indicated above was calculated with the base date of 12/31/2019, with the base date on 01/01/2019 having the value of R$ 3,363,685,779.24. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions Either Party may terminate the Agreement through a written notice at least 240 days in advance. In this case, the compensatory fine shall be due by the Party which has terminated the Agreement to the other Party, to be calculated as follows: i. Up to 12 months: fine equivalent to 5% on the value of the average of the last 06 billings; ii. Between the 13th and the 24th month: a fine equivalent to 4% of the value of the average of the last 06 billings; iii. From the 25th month: fine equivalent to 3% on the value of the average of the last 06 billings. Without prejudice to fulfilling its other rights, either Party may terminate the Agreement by written notice to the other Party, without any claim, indemnity or compensation of the benefit by the Party receiving the notice, in the following cases: a) application or decree of bankruptcy, dissolution, liquidation or court-supervised reorganization or extrajudicial reorganization of the other Party; b) observing the provisions of Clause Twelve, occurrence of a fortuitous event or force majeure regularly proven that paralyzing the execution of the object for more than 30 days, or if proven, as soon as possible, to be able to indefinitely delay the fulfillment of the Contract, either party may opt to terminate it, satisfying obligations mutually due, until the date of that impediment; c) failure to comply with any of the provisions of this instrument or of the legal and regulatory provisions to which it is subject, if not remedied within 30 days from the date of receipt of the notification sent by the compliant party to the non-compliant party, or within a period agreed by the parties at that time; d) by Vale, if the Contractor fails to comply with the provisions of the Supplier Code of Conduct, when applicable, and does not share the principles and values of Vale's Sustainability Policy and Human Rights Policy, where the documents are part of the Contract, as the annexes; e) in case of proven fraud by the defaulting Party. In the event of a termination motivated by any of the Parties, in case of items (c), (d) and (e) above, the Party causing it will be liable for a 1% fine on the measured amount of the previous month, updated according to the IGP-M / FGV variation - General Market Price Index, from the date the other Nature and Reasons for the operation / other relevant information

Name of the related party CBSS - Companhia Brasileira de Soluções e Serviços (ALELO) Transaction date 07/28/2014 Amount involved (R$) 52,892,041.81 Outstanding balance (R$) 19,895,008.51 Amount of the related party Not applicable Duration 07/27/2019 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company CBSS is an entity controlled by Banco Bradesco S.A. Bradespar S.A., a signatory to Vale's Shareholders' Agreement, and Banco Bradesco SA are under common control. Object of the contract Transportation vouchers management, acquisition and distribution services for Vale employees and group companies in Brazil. The payment of the contract is according to consumption (on demand), and there is no commitment/obligation for Vale to use it. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions The contract may be terminated by either party, by means of a formal notice at least 120 (one hundred and twenty) days prior to the early termination date. In this case neither party will be indemnified or compensated, maintaining the obligations of the parties regarding the execution of services and the payment of the price for services rendered until the end of the contract. Should any of the parties fail to observe the term of 120 (one hundred and twenty) days established in the contract, this party shall be subject to the payment of a fine for the amount of R$ 90,000.00. Without prejudice to fulfilling its other rights, either Party may terminate the Agreement by written notice to the other Party, without any claim, indemnity or compensation of the benefit by the Party receiving the notice, in the following cases: a) application or decree of bankruptcy, dissolution, liquidation or court-supervised reorganization or extrajudicial reorganization of the other Party; b) occurrence of a fortuitous event or force majeure regularly proven that paralyzing the execution of the object of the Contract for more than 30 days, or if proven, as soon as possible, to be able to indefinitely delay the fulfillment of the Contract, either party may opt to terminate it, satisfying obligations mutually due, until the date of that impediment; c) failure to comply with any of the provisions of this instrument or of the legal and regulatory provisions to which it is subject, if not remedied within 30 days from the date of receipt of the notification sent by the compliant Party acknowledges the event causing the termination until the date of the effective payment of said fine, without prejudice to any losses and damages. It is hereby established that this penalty is cumulative to the other penalties of the Agreement. Without prejudice to fulfilling its other rights, Vale may, in its sole discretion, terminate this Agreement and/or any other agreement entered into between Vale and/or its controlled and/or affiliated companies, directly or indirectly, and the contractor and/or its controlling company, controlled and/or affiliated companies, directly or indirectly, by prior and express communication to the contractor, with immediate effect, without giving the controlling and/or controlled companies, directly or indirectly, the right of any claim, indemnification or compensation due to termination, whatever the reason, in case of: a) fraud committed by the contractor in connection with the performance of its contractual obligations; b) use of slave or child labor or any other working conditions that would violate human dignity; c) material non-compliance with the applicable legislation on health and safety at work or the environment, especially Vale's internal regulations, as well as applicable environmental licenses and their conditions; d) violation of intellectual property; and/or e) violation of the provisions of the anti-corruption clause(s). Nature and Reasons for the operation / other relevant information

Name of the related party VLI S.A., VLI Multimodal S.A., FCA S.A. e FNS S.A. Transaction date 08/09/2013 Amount involved (R$) 0.00 Existing balance (R$) Not applicable Amount of the related party Not applicable Duration 7/29/2027 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Vale S.A. holds 37.6% of the shares of VLI S.A., and other companies that are part of the VLI Group Object of the contract Option to Buy and Sell Subject to Future Events. Vale will pay, to VLI Multimodal, in case call options are exercised, prices determined by the residual value held by VLI Multimodal, considering the maintenance and improvements recorded and the depreciation due to the time. For the classification of one or more assets as reversible assets: Name of the related party Ferrovia Centro Atlântica S.A. Transaction date 01/01/2015 Amount involved (R$) 20,880,000.00 Outstanding balance (R$) 15,348,279.00 Amount of the related party Not applicable Duration Until 2027. Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Operational Agreement for the Mutual Use of Railway Infrastructure, in the Mutual Traffic Modality and the exchange of rolling stock between the participants and Right of Way of Vale’s Passenger Train in FCA. If the issuer is a creditor or debtor FCA – debtor EFVM - debtor and creditor Warrants Not applicable Termination or extinction conditions The Operational Contract may be resolved by any of the Participants, by means of written notification to the other Participant, without the right to any claim, compensation or indemnification, for the benefit of the Participant, in respect of which the Resolution was requested, due to the Resolution, in the following cases: (i) Non-compliance by the other Participant with any obligation set forth in the Operating Agreement, unless the defaulting Participant remedies the non-compliance within 90 (ninety) calendar days after receipt of the written notice to this effect sent by the Creditor Participant; (ii) application or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization of the other Participant; and (iii) proven occurrence of Government authority act, Act of Administration, fortuitous event or of force majeure, that paralyzes the execution of the Contract for more than 180 (one hundred and eighty) consecutive days or even for early termination of the EFVM or FCA concession contracts. Nature and Reasons for the operation / other relevant information party to the non-compliant party, or within a period agreed by the parties at that time; d) by Vale, if the contractor fails to comply with the provisions of the Supplier Code of Conduct, when applicable, and does not share the principles and values of Vale's Sustainable Development Policy and Human Rights Policy, where the documents are part of the Contract, according to the annexes; e) in case of proven fraud by the defaulting Party. If there is a resolution justified by any of the Parties, in the scenario of item (c) above, the Party that gives cause, it shall not be subject to paying a fine for any payable, without prejudice to satisfying the other rights of the Parties. Nature and Reasons for the operation / other relevant information

Name of the related party VLI Multimodal S.A. Transaction date 08/09/2013 Amount involved (R$) 14,044,277,674.07 Existing balance (R$) 700,227,850.22 Amount of the related party Not applicable Duration 06/29/2027 Loan or other type of debt No Interest Rate 0.000000 Relationship with issuer Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Provision of rail transport services. If the issuer is a creditor or debtor Creditor Warrants The agreement provides for compensation for theft, loss or damage of goods and will be dealt with in a specific case and, if due, will be settled within 60 (sixty) days after receiving the request for indemnification. The price to be considered will be that declared in the invoice at the time of transportation. Termination or extinction conditions The contract may be terminated by either party by giving written notice to the other party, without the right to any claim, indemnity or compensation being due, to the benefit of the party in respect of which the resolution was requested, due to the resolution, in the following cases: (i) non-compliance by the other party with any obligation provided for in the contract, except if the non-compliance is remedied and if the defaulting party corrects it within ninety (90) days after receipt of written notice, from the creditor of the obligation, to this effect; (ii) application or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization of the other party; 1-The price to be paid for the assets will be the indemnity paid by the Granting Party to Vale, and FCA and FNS will be entitled to receive the amount never lower than the nominal value originally paid for each asset; 2 - if the amount of indemnity paid by the Granting Party is less than the price paid by Vale to FCA and FNS, Vale shall refund, to Vale, the difference, respecting the rule set forth in item "i" above. If the issuer is a creditor or debtor Not applicable Warrants Not applicable Termination or extinction conditions There is no penalty for termination. Note: Note, Options linked to the validity of the Agreement for the Provision of Rail Transport Services and Related Services entered into between Vale and VLI Multimodal on 12/7/2010. FCA and FNS own the wagons and locomotives ("Assets"), indispensable for providing the services, object of the Transportation Contract, which is why FCA and FNS have leased the Assets to Vale in an exclusive and irreversible manner for the term of the Transportation Contract. Vale may acquire some or all of the Assets only when one of the following conditions are met: a) As determined by the Granting Party in this sense; b) Termination of the Concession Contracts for any reason; c) Termination of the Transportation Contract for any reason; d) application or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization of VLI Multimodal, FCA and/or FNS; e) Non-compliance by VLI Multimodal, FCA and/or FNS with any obligation set forth in the LIABILITIES AGREEMENT, except if the latter fails to remedy the non-compliance within a period of 15 calendar days after the receipt of written notice to this effect sent by VALE; f) If there is any third-party lawsuit, in a court or administrative proceeding, affecting one or more Assets or the creation of any liens or encumbrance thereon, if the situation is not remedied by VLI Multimodal, FCA and FNS, as applicable, within 20 days; and g) If VLI Multimodal, FCA and FNS, for any reason, removes one or more Assets transferred from the possession of VALE without the express agreement of this and ANTT, in writing, if the situation is not remedied by VLI Multimodal, FCA and FNS, as applicable, within 20 days. Nature and Reasons for the operation / other relevant information

Name of the related party Ferrovia Norte Sul S.A. (through the Carajás Railroad - EFC) Transaction date 01/01/2015 Amount involved (R$) 1,202,131,584.17 Existing balance (R$) 960,298,244.87 Amount of the related party None Duration 07/29/2027 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Specific Operational Contract, with the objective of (i) carrying out specific operations in mutual traffic and/or right of way, (ii) improving the overall operational efficiency for rail transport and the best conditions and attractiveness, in relation to users in general terms, in order to increase the rail transportation between the parties, (iii) maintaining a high standard of relationship between the parties, so that it is possible to expand the service to the demands to transport cargo in their catchment areas, inducing the economic development of the regions served, all in accordance with the concession contracts, as well as, strictly in compliance with the technical standards and regulations applicable to the matter; and (iv) to consider the Açailândia yard as a crossing point for both railroads, which is in the State of Name of the related party VLI Multimodal S.A., and intervening agencies FCA S.A. and FNS S.A. Transaction date 08/09/2013 Amount involved (R$) 0.00 Existing balance (R$) Not applicable Amount of the related party Not applicable Duration 7/29/2027 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Vale S.A. holds 37.6% of the shares of VLI S.A., and other companies that are part of the VLI Group Object of the contract Agreement for Capital Expenditure in Railway Assets between Vale and VLI Multimodal SA. The Instrument sets out the main criteria and rules for the parties to jointly carry out capital expenditures on a permanent way of the railways and in their own assets, so as to guarantee the necessary capacity to support the progressive growth of the demand for general cargo transportation during the term of validity of the Rail Transport Agreement. The Agreement for Capital Expenditure is accessory to the Contract of Transport entered into between the Parties, having its effectiveness and validity subordinated to the Railway Transport Service Agreement. The Agreement for Capital Expenditure is a contract that was entered into in conjunction with the Railway Transport Service Agreement to detail the rules for the performance of the investments of said Contract of Transport, in accordance with Clause V - Contracting Party's Investments. If the issuer is a creditor or debtor Not applicable Warrants Not applicable Termination or extinction conditions There is no penalty for termination. In the event of termination of the Contract of Transport, for any reason, the Agreement will remain in force, provided that Vale and VLI Multimodal enter into, on the same date of termination, a legal transaction that has a similar object and that the rail assets are kept under Vale's possession. Nature and Reasons for the operation / other relevant information (iii) proven occurrence of Government authority act, Act of Administration, fortuitous event or of force majeure, that paralyzes the execution of the Contract for more than 180 days (one hundred and eighty) days; and (iv) change in the direct or indirect corporate control of one of the parties, subject to the provisions of item 16.2.1 of the agreement. There is no fixed amount defined for that service agreement. As such, the amount involved in relation to that agreement in the financial year ended December 31, 2018 is R$ 700,227,850.22, while the estimated value of that agreement on the termination date on July 29, 2027, brought to the present value, is R$ 14,044,277,674.07. Nature and Reasons for the operation / other relevant information

Name of the related party Companhia Nipo Brasileira de Pelotização – Nibrasco Transaction date 04/30/2008 Amount involved (R$) 1,479,003,197.14 Existing balance (R$) 20,293,582.86 Name of the related party Companhia Hispano Brasileira de Pelotização – Hispanobrás Transaction date 05/16/2012 Amount involved (R$) 639,117,236.35 Existing balance (R$) 622,496,034.07 Amount of the related party Not applicable Duration 11/30/2019 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Affiliate Object of the contract Asset lease agreement. Vale leased the Hispanobrás pelletizing plant, by paying a fixed and a variable portion according to the performance of the assets. Term of the contract is three years, successively renewable for the same period. Leasing of industrial assets is part of the new business model chosen by shareholders for being able to capture synergies and reduce inefficiencies, ensuring better profitability and return to shareholders. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions Either party shall have the right not to continue the lease after a period of three years provided that it sends the other party written notice at least one year before the end of that period. The renewal terms of the agreement are under negotiation between the parties. Nature and Reasons for the operation / other relevant information Name of the related party Baovale Mineração S.A. Transaction date 10/10/2001 Amount involved (R$) 822,699,009.30 Existing balance (R$) 109,947,905.45 Amount of the related party Not applicable Duration 20 years (up to 10/18/2021) Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Subsidiary of the Shared Control Object of the contract Leases If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions The contract may be terminated: - due to a fortuitous event or force majeure, pursuant to art. 1,058 and sole paragraph of the Civil Code; - as agreed by the parties; - by resolution, by one of the parties, due to a breach of an obligation by the other; - bankruptcy or bankruptcy proceedings by either party. Nature and Reasons for the operation / other relevant information Maranhão, operated by Vale, where trains will be exchanged with cargo shipped in mutual traffic. If the issuer is a creditor or debtor Creditor Warrants None Termination or extinction conditions The Agreement may be terminated by either Party through a notice or court or out-of-court notification, within a period of 30 days, only in the event of any breach by either Party of any provision of the Agreement and provided that the non-compliant Party, upon receipt prior notification, in writing and with proof of receipt, identifying the non-compliance, fail to correct its non-compliance within 90 days. In the event of termination, the Parties shall proceed in accordance with the legislation in force. Nature and Reasons for the operation / other relevant information

Name of the related party VLI Multimodal S.A. Transaction date 07/01/2012 Amount involved (R$) 8,385,616,086.23 Existing balance (R$) 6,789,995,084.65 Amount of the related party Not applicable Duration 09/23/2039 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Provision of Port Services for Cargo and Related Services in the Praia Mole Private Terminal for Mixed Use, in the Terminal of Miscellaneous Products and at the Graneis Líquidos Terminal. On November 29, 2013 the Parties entered into the first amendment to the contract in order to ensure improvements in contractual management and control of compliance with contractual obligations. If the issuer is a creditor or debtor Creditor Warrants Not applicable Termination or extinction conditions Failure by the other party to comply with any obligation set forth in the agreement, unless the non-compliant party remedies the non-compliance within 90 calendar days after the receipt of written notice to this effect from the creditor party. Application or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization of the other party; Name of the related party Companhia Ítalo Brasileira de Pelotização – Itabrasco Transaction date 9/30/2008 Amount involved (R$) 717,586,039.40 Existing balance (R$) 13,376,758.25 Amount of the related party Not applicable Duration 12/31/2019 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Affiliate Object of the contract Asset lease agreement. Vale leased the Itabrasco pelletizing plant, by paying a fixed and a variable portion according to the performance of the assets. Initial contract term is 10 (ten) years and 3 (three) months. Leasing of industrial assets is part of the new business model chosen by shareholders for being able to capture synergies and reduce inefficiencies, ensuring better profitability and return to shareholders. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions The renewal terms of the agreement are under negotiation between the parties. Nature and Reasons for the operation / other relevant information Amount of the related party Not applicable Duration 12/31/2022 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Affiliate Object of the contract Asset lease agreement. Vale leased the two Nibrasco pelletizing plant, by paying a fixed and a variable portion according to the performance of the assets. Term of the contract is three years, successively renewable for the same period. Leasing of industrial assets is part of the new business model chosen by shareholders for being able to capture synergies and reduce inefficiencies, ensuring better profitability and return to shareholders. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions Either party shall have the right not to continue the lease after a period of three years provided that it sends the other party written notice at least one year before the end of that period. Nature and Reasons for the operation / other relevant information

Name of the related party VLI Multimodal S.A. Transaction date 08/04/2016 Amount involved (R$) 18,258,517.93 Existing balance (R$) 591,250.19 Amount of the related party Not applicable Duration 01/17/2018 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract It is the object of the 1st Amendment to the Agreement for Port Capital Expenditure to specify and detail the capital expenditures to be borne by VLI Multimodal and Projects to be executed within the scope of the Miscellaneous Products Terminal (TPD) to meet the general cargo demand (fertilizers and grains) as provided in the Logistics Master Plan ("PDL") 2015 agreed by the parties; detail the obligations of the parties with respect to their respective capital expenditures; establish the guidelines regarding the transfer of resources to carry out the projects related to the necessary capital expenditures. VLI Multi is the sole and exclusive responsible for passing on Vale the financial resources necessary for the capital expenditures to carry out the works related to the specific scope of the project. The Agreement for Capital Expenditure is accessory to the Port Service Agreement entered into between the Parties, having its effectiveness and validity subordinated to the Port Service Agreement. The Clause 2.1. of the Agreement for Capital Expenditure establishes that current investments in capital assets will be identified, detailed and formalized by means of an Name of the related party VLI Multimodal S.A. Transaction date 07/01/2012 Amount involved (R$) Não aplicavel Existing balance (R$) Não aplicavel Amount of the related party Não aplicavel Duration 09/23/2039 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract It is the object of the contract to set out the main criteria and rules for the parties to jointly carry out capital expenditures for the expansion and maintenance of terminal capacity. The investments in the terminals are intended to meet the increase in the quantities of cargo handled by Vale in relation to the amounts provided in Annex I - Annual Program ("Budget") and Annex II of the Port Services Agreement - Logistics Master Plan ("PDL") of Port Service Agreement. If the issuer is a creditor or debtor Creditor Warrants Not applicable Termination or extinction conditions Does not have. Nature and Reasons for the operation / other relevant information Proven occurrence of Government authority act, Act of Administration, as defined in the contract, fortuitous event or force majeure, that paralyzes the execution of the Contract for more than 180 days. Change in the direct or indirect corporate control of one of the parties. Cancellation Penalty R$80,615,659.69. Note: Provision of Vale's services to VLI Multimodal for general cargo handling in order to enable VLI Multimodal customers to be served by port terminals, aiming at the search for efficiency, excellence and enhancement of the relationships and services offered jointly, with an increase of volume handled at the terminals and consequent increase of profits. Nature and Reasons for the operation / other relevant information

Name of the related party Samarco Mineração S.A. Transaction date 04/12/2004 Amount involved (R$) 11,037,037,794.27 Existing balance (R$) 0.00 Amount of the related party (R$) 11,037,037,794.27 Duration 20 years valid until 12/31/2026 Loan or other type of debt Not applicable Interest Rate 0.0000 Relationship with the Company 50% Shareholder Object of the contract Sale by Vale of currently non-usable material such as run-of-mine (ROM) to Samarco. The amount involved corresponds to the amount in Reais as of December 31, 2017, corresponding to US$ 3,385,594,415.42. The Agreement establishes the annual quantities to be supplied and the prices charged vary throughout the term of the contract because they are defined and affected based on the market conditions and the specifics of the pricing agreed with the client. At the date of this Reference Form, the contract remains in force, but with its balance cleared due to the statement of Force Majeure as a result of the collapse of the Samarco dam, it is not possible to estimate the amounts receivable under the aforementioned Contract. If the issuer is a creditor or debtor Creditor Warrants None. Termination or extinction conditions In the event of default for more than 90 days, bankruptcy, reorganization, insolvency, or court-supervised or extrajudicial dissolution, stoppage of supplies or receipts for more than 90 days, by order of the competent authority, fortuitous event or force majeure for more than 90 days, non-compliance to any un-remedied clause within 30 days. Name of the related party Companhia Coreano Brasileira de Pelotização – Kobrasco Transaction date 05/06/2008 Amount involved (R$) 834,909,940.77 Existing balance (R$) 29,296,725.15 Amount of the related party Not applicable Duration 08/31/2033 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Affiliate Object of the contract Asset lease agreement. Vale leased the Kobrasco pelletizing plant, by paying a fixed and a variable portion according to the performance of the assets. Term of the initial contract was of five (5) years, successively renewable for the same period. In the last renewal, a period of 15 (fifteen) years was agreed, that is, valid until 2033, with automatic renewals of 10 years. Leasing of industrial assets is part of the new business model chosen by shareholders for being able to capture synergies and reduce inefficiencies, ensuring better profitability and return to shareholders. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions Either party shall have the right not to continue the Lease after the period of 15 (fifteen) years, provided that it sends the other party a written notice at least one year before the end of that period. Nature and Reasons for the operation / other relevant information amendment to the Agreement for Capital Expenditure. With regard to the date of termination of the contract, please clarify that although the contract has expired, the contract remains in force, once the project has not been completed, according to contractual forecast. If the issuer is a creditor or debtor Creditor Warrants Not applicable Termination or extinction conditions There are no termination or extinction conditions Nature and Reasons for the operation / other relevant information

Name of the related party MRS Logística S.A. Transaction date 01/01/2011 Amount involved (R$) 21,534,464,000.00 Existing balance (R$) 10,112,413,110.24 Amount of the related party Not applicable Duration 11/30/2026 Loan or other type of debt No Name of the related party Samarco Mineração S.A. Transaction date 12/30/2009 Amount involved (R$) 20,370,000.00 Existing balance (R$) 0.00 Amount of the related party 20,370,000.00 Duration 11 years in force until 12/21/2020 or until the agreed volume supplied. Loan or other type of debt No Interest Rate Not applicable Relationship with the Company Shareholder - 50% Object of the contract Purchase and sale, in metal aggregate, of ore not usable by both companies. The Agreement establishes the annual quantities to be supplied and the prices charged vary throughout the term of the contract because they are defined and affected based on the market conditions and the specifics of the pricing agreed with the client. At the date of this Reference Form, the contract remains in force, but with its balance cleared due to the statement of Force Majeure as a result of the collapse of the Samarco dam, it is not possible to estimate the amounts receivable under the aforementioned Contract. If the issuer is a creditor or debtor Creditor and/or Debtor. Since it is a contract to purchase and sell of metal aggregate, the Company can assume both the position of creditor and debtor within the scope of that contract. Warrants None Termination or extinction conditions In case non-compliance not remedied within 60 days, extrajudicial bankruptcy, stoppage of supplies or receipts for more than 30 days, by order of competent authority. Nature and Reasons for the operation / other relevant information Name of the related party Samarco Mineração S.A. Transaction date 12/31/2014 Amount involved (R$) 4,137,757.39 Existing balance (R$) 0.00 Amount of the related party 4,137,757.39 Duration Until the registration of the Contract into the Real Estate Registry. Loan or other type of debt No Interest Rate 0.0000 Relationship with the Company 50% Shareholder Object of the contract Easement institution and subsequent sale of properties between Vale and Samarco, with the purpose of enabling the implementation of a project in the Vale do Brumado. At the date of this Reference Form, the contract remains in force, but with its balance cleared due to the statement of Force Majeure as a result of the collapse of the Samarco dam, it is not possible to estimate the amounts receivable under the aforementioned Contract. If the issuer is a creditor or debtor Debtor Warrants None. Termination or extinction conditions None. Nature and Reasons for the operation / other relevant information Nature and Reasons for the operation / other relevant information

Name of the related party Minerações Brasileiras Reunidas S.A. – MBR Transaction date 06.01.2007 Amount involved (R$) 11,495,526,496.35 Existing balance (R$) 40,684,240,670.54 Amount of the related party It is not possible to ascertain Duration 05/31/2037 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Company Subsidiary Object of the contract Contract to lease Establishments, variable depending on the production of the MBR operating units multiplied by variable factor depending on the Platts IODEX Iron Ore fines 62% Fe CFR North China (factors provided for in a lease agreement for Platts ranges). The consideration is payable quarterly, by Vale to MBR, and must make payments until the 15th day following the close of the quarter in question, in Brazilian currency. Vale sends reports to MBR containing the production measured in the period and the methodology used to measure it, as well as daily information on the price of iron ore on the international market to enable MBR to check if the value complies with it. Interest Rate 0.000000 Relationship with the Company Affiliate Object of the contract The purpose of the normal contract is the provision, by MRS to VALE, of a iron ore railroad service, from the iron ore terminals called the Andaime Terminal, the Córrego do Feijão Terminal, the Água Santa Terminal, the Olhos D´Água Terminal, Sarzedo Novo Terminal - TCS (Sarzedo Loading Terminal), Sarzedo Terminal, Alberto Flores Terminal, Souza Noschese Terminal, Juiz de Fora Terminal located in the State of Minas Gerais, and any other Terminals that may be used - for which the transport conditions will be negotiated at the time - to the Guaíba, CPBS, CSA and Patrag unloading terminals, where the first three are located in the State of Rio de Janeiro and the last one in Minas Gerais (Ouro Branco). If the issuer is a creditor or debtor Debtor Warrants During the term of the Agreement, VALE will guarantee MRS the minimum payment at 85% (eighty-five percent) of MRS's Scheduled Annual Revenue, based on adjusted annual volumes. MRS shall take out Optional Civil Liability Insurance for personal and material damages caused to third parties, at its own expense, to pay the costs of the corresponding policies, from which copies must be taken and sent to VALE together with the general conditions of the respective insurance. The same applies to VALE in relation to the insurance of its liability or attribution. Termination or extinction conditions The contract may be terminated, by right, by either party, by written notification to the other party, if, together or not, any of the following events occur: 1. Failure by any party to comply with any clause, condition or provision of the contract, provided that the non-compliance is not remedied within 60 (sixty) consecutive days of the above-mentioned notice; 2. Adjudication of bankruptcy, deferral of a petition for court-supervised or out-of-court reorganization, dissolution or liquidation, declared or approved, of any of the parties; 3. By determination of the Granting Authority, suspension by the competent authorities of the service, or by the termination of the MRS concession; 4. If MRS unjustifiably terminates the service, in whole or in part, without the prior and express written notice or consent of Vale, for more than 10 consecutive days or 30 (thirty) alternate days; 5. Suspension of the service, due to a fortuitous event or force majeure, for a period exceeding 60 (sixty) days; 6. If one of the parties transfers the contract, without prior written knowledge and agreement of the other party, observing Clause Eighteen. Nature and Reasons for the operation / other relevant information

Name of the related party Biopalma da Amazônia S.A. Reflorestamento, Indústria e Comércio Transaction date 03/17/2011 Amount involved (R$) 552,000,000.00 Existing balance (R$) 595,161,700.93 Amount of the related party Not applicable Duration 7/16/2022 Loan or other type of debt Yes Interest Rate 4.500000 Relationship with the Company Subsidiary Object of the contract Capital expenditures financing. The applicable interest rate is: Libor 6M + 4.5% p.a. If the issuer is a creditor or debtor Creditor Warrants None Termination or extinction conditions EARLY REDEMPTION: Biopalma may redeem the Debentures early, in full or partially, without any fine. If Biopalma wishes to redeem the Debentures early, they must send written notification to VALE. In the event of early redemption of the Debentures, in accordance with clause 5.6.2 of the deed, Biopalma shall pay VALE, within 30 days of the notice of early redemption, in full, the debit balance of the Debentures. EARLY MATURITY: VALE may declare early maturity, regardless of notice, written request of performance, court or out-of-court notification, in the occurrence of any of the following events: 1. Failure by Biopalma to pay, on the due dates, the principal amount, the Remuneration or any other monetary obligations; 2. Failure to comply with any obligations set forth in the Deed, not remedied within 10 days; 3. In the event Biopalma makes a guarantee or assumes, in whole or in part, any financial or other obligation of another entity, or authorizes any Subsidiary, directly or indirectly, to provide any guarantee or assume any obligation under the contract, except with the prior written approval of VALE; 4. Failure, by Biopalma or its subsidiaries, to comply with any obligations and conditions set forth in any other agreements to which they are parties, not remedied within 30 calendar days, except those mentioned in sub-paragraphs (a) and (b) above where no remedy period applies; 5. Non-renewal, cancellation, revocation or suspension for a period of more than 30 days from the occurrence of the event, authorizations and licenses, including environmental permits and those granted by regulatory bodies, required to construct, operate and maintain its Project and Subsidiaries; 6. Addition, suspension, cancellation, termination or declaration of invalidity or total or partial ineffectiveness of the Deed, without the prior written consent of VALE; 7. Claim for court-supervised reorganization or submission to any creditor of a request for negotiation of an out-of-court reorganization plan, sought by Biopalma, or its Subsidiaries; 8. Motion to dismiss, liquidate, dissolve, insolvency, motion for voluntary bankruptcy, bankruptcy filing not defeated within the legal term or adjudication of bankruptcy of Biopalma, its Subsidiaries; 9. Failure to obtain or renew any approval, permission, registration or governmental authorization needed for Biopalma to comply with its obligations set forth in the Deed; 10. Occurrence of a Material Adverse Effect; 11. Initiate any proceeding, arbitration or administrative proceeding against Biopalma or its Subsidiaries that is, in VALE's reasonable opinion, likely to cause a Material Adverse Effect, as well as levy any of Biopalma assets in excess of R$ 500,000.00; 12. Initiate a process, arbitration or administrative and/or court proceeding related to environmental matters; 13. Reduce the share capital of Biopalma, without the prior consent of VALE; 14. Early maturity of any financial obligations of Biopalma, its Subsidiaries, on the local or international market in value, individually or in aggregate, in The amount included under "Amount involved" refers to the amount realized from September 2007 to December 2018. If the issuer is a creditor or debtor Debtor Warrants None Termination or extinction conditions Through mutual recession or under the conditions of the Usufruct Agreement of Shares of Empreendimentos Brasileiros de Mineração S.A. – EBM terminate Nature and Reasons for the operation / other relevant information

Name of the related party Aliança Geração de Energia S.A (Santo Inácio) to Vale Energia S.A. Transaction date 09/01/2016 Name of the related party Aliança Geração de Energia S.A to Vale S.A. Transaction date 02/27/2015 Amount involved (R$) 9,641,553,346.88 Existing balance (R$) 7,769,596,816.61 Amount of the related party Not applicable Duration 21 years, until 07/09/2036 Loan or other type of debt No Interest Rate 0.000000 Relationship with issuer Associate (Shared Control) Object of the contract Contract for Aliança Energia S.A. to supply energy to Vale SA, with annual IPCA adjustment. Contract consisting of grouping of 7 contracts related to the supply of energy by Aliança through 7 hydroelectric plants of its portfolio. The object, conditions and price of contracts are the same. They differ according to the volume to be delivered by each plant and the final term of the contract which is equal to the final term of concession of each project. The “Amount Involved” and “Existing Balance” fields are the sum of this information for each of the 7 contracts. The “Duration” field reflects the final term of the longest contract. The Amount Involved is calculated by the product between volume, price and contracted energy period. If the issuer is a creditor or debtor Not applicable Warrants None. Termination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information Name of the related party Norte Energia S.A Transaction date 12/10/2012 Amount involved (R$) 15,796,627,702.70 Existing balance (R$) 14,635,389,203.72 Amount of the related party Not applicable Duration 30 years, up to 08/26/2045 Loan or other type of debt No Interest Rate 0.000000 Relationship with issuer Affiliate Object of the contract Contract for Norte Energia S.A to supply energy to Vale SA, with annual IPCA adjustment. The Amount Involved is calculated by the product between volume, price and contracted energy period. If the issuer is a creditor or debtor Not applicable Warrants None Termination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information excess of R$ 500,000.00; 15. Legitimate protest against Biopalma, its Subsidiaries, individually or for an aggregate value over R$ 200,000.00, unless, within 30 days of the protest, (i) its validly is proven by Biopalma that the protest was carried out by mistake or in bad faith; (ii) the protest is canceled or its effects are suspended, or (iii) sufficient guarantees are provided in court; 16. If VALE or its Subsidiary ceases to be a shareholder of Biopalma; and 17. Completion of any corporate reorganization of Biopalma, its Subsidiaries or Affiliate. Nature and Reasons for the operation / other relevant information The purpose of the transaction is to finance investments related to the cultivation, production and commercialization of palm oil. There were 4 (four) issues of debentures: 03/17/2011 (1st series of the 1st issue), 08/03/2011 (2nd series of the 1st issue) and 10/31/2011 (2nd issue) 02/23/2012 (3rd issue) and 06/15/2012 (4th issue). The amount, as mentioned above, corresponds to the sum of the amount all four issues.

Name of the related party FCA S.A. Transaction date 10/11/2016 Amount involved (R$) 5,000,000.00 Existing balance (R$) 2,558,050.10 Amount of the related party Not applicable Duration 10/11/2020 Loan or other type of debt NO Interest Rate 0.000000 Relationship with the Issuer Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Provision of railway transport services of own cargo, by Vale to FCA, railway equipment (locomotives, track, railcars, etc.) and rails, with Vale being responsible for the stage relating to transport on the Vitória Railroad to Mines, excluding any types of services related to loading wagons at the loading terminals and unloading the wagons at the destination terminal, which are the sole responsibility of FCA. 1st Amendment to the Contract signed on May 7th, 2019, effective retroactively as from October 11th, 2018, the remaining balance being sufficient to cover for two more years of operation, making the contract between the parties effective until October 11th, 2020. If the issuer is a creditor or debtor Creditor Warrants Not applicable Terminationorextinction conditions The contract may be terminated by either party by giving written notice to the other party, without any claim, indemnity or compensation being due, to the benefit of the party in respect of which the resolution was requested, in the following cases: a) application or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization or liquidation of the other party; b) Occurrence of a fortuitous event or force majeure that stops the performance of the contract for more than 30 days; Name of the related party Aliança Geração de Energia S.A. to Vale S.A Transaction date 07/01/2017 Amount involved (R$) 5,270,433.68 Existing balance (R$) 2,387,101.50 Amount of the related party Not applicable Duration 3 years, until 06/30/2020 Loan or other type of debt No Interest Rate 0.000000 Relationship with issuer Associate (Shared Control) Object of the contract Provision of Technical and Administrative Services of hydroelectric plants held by Vale If the issuer is a creditor or debtor Not applicable Warrants None. Termination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information Amount involved (R$) 2,137,060,789.48 Existing balance (R$) 2.038,481,006.71 Amount of the related party Not applicable Duration 31 years, until 06/30/2047 Loan or other type of debt No Interest Rate 0.000000 Relationship with issuer Associate (Shared Control) Object of the contract Contract for Aliança Energia S.A. to supply energy to Vale SA, with annual IPCA adjustment. The Amount Involved is calculated by the product between volume, price and contracted energy period. If the issuer is a creditor or debtor Not applicable Warrants None. Termination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information

Name of the related party FNS S.A. Transaction date 08/08/2017 Amount involved (R$) 450,000.00 Existing balance (R$) 0.000000 Amount of the related party Not applicable Duration 08/08/2019 Loan or other type of debt NO Interest Rate 0.000000 Relationship with the Issuer Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Provision of railway transport services of own cargo, by Vale to FNS, for rails, with Vale being responsible for the stage relating to transport on the Vitória Railroad to Mines, excluding any types of services related to loading wagons at the loading terminals and unloading the wagons at the destination terminal, which are the sole responsibility of FNS. If the issuer is a creditor or debtor Creditor Warrants Not applicable Terminationorextinction conditions The contract may be terminated by either party by giving written notice to the other party, without any claim, indemnity or compensation being due, to the benefit of the party in respect of which the resolution was requested, in the following cases: a) application or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization or liquidation of the other party; b) Occurrence of a fortuitous event or force majeure that stops the performance of the contract for more than 30 days; c) Fraud or willful misconduct; Without prejudice to fulfilling its other rights, Vale may, in its sole discretion, terminate this agreement by notifying FNS, at least 30 days in advance, without giving FNS the right of any claim, indemnification or compensation in the following cases: a) non-fulfillment of any obligation of the contract by FNS; b) subcontracting and/or partial or total transfer, to third parties, of the obligations assumed in the contract; c) payment arrears for more than 30 days. Without prejudice to the fulfilling the other rights, FNS may, at its sole discretion, terminate the agreement, by prior and express notification to Vale, at least 30 days in advance, without Vale being entitled to any claim, indemnity or compensation in the following cases: delay in releasing c) Fraud or willful misconduct; Without prejudice to fulfilling its other rights, Vale may, in its sole discretion, terminate this agreement by notifying FCA, at least 30 days in advance, without giving FCA the right of any claim, indemnification or compensation in the following cases: a) non-fulfillment of any obligation of the contract by FCA; b) subcontracting and/or partial or total transfer, to third parties, of the obligations assumed in the contract; c) payment arrears for more than 30 days. Without prejudice to the fulfilling the other rights, FCA may, at its sole discretion, terminate the agreement, by prior and express notification to Vale, at least 30 days in advance, without Vale being entitled to any claim, indemnity or compensation in the following cases: delay in releasing information that compromises the length of the contract and non-compliance with any of the obligations in the contract. Once the contract has terminated, for whatever reason, the pending issues must be settled within a maximum period of 60 days. For a Request for Termination due to a breach of a contractual obligation, the defaulting Party shall pay the other Party a non-compensatory fine in the amount corresponding to 10% of the total value of the approved contract, monetarily restated using the IPG-M/FGV - General Price Index of the Market. Nature and Reasons for the operation / other relevant information -

Name of the related party FCA S.A. Transaction date 05/01/2014 Amount involved (R$) 164,945,104.36 Existing balance (R$) 17,419,703.00 Amount of the related party Not applicable Duration 04/30/2019 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Issuer Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Sale of rail transportation services of cargo by FCA to Vale of Hard coal, high-calcium and dolomitic limestone, lime, mill balls, following the flow of the following routes Tubarão x Prudente de Moraes, Matosinhos and/or Nova Granja x Tubarão, Morro Grande x Tubarão, Matosinhos and/or Nova Granja x Tubarão and Parque Industrial x Tubarão, respectively. If the issuer is a creditor or debtor Debtor Warrants Take or pay for the contracted annual volumes Terminationorextinction conditions The contract may be terminated by either party by giving written notice to the other party, without any claim, indemnity or compensation being due, to the benefit of the party in respect of which the resolution was requested, in the following cases: a) application or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization or liquidation of the other party; b) Occurrence of a fortuitous event or force majeure that stops the performance of the contract for more than 90 days; c) Fraud or willful misconduct; Without prejudice to fulfilling its other rights, FCA may, in its sole discretion, terminate this agreement by prior and express notification to Vale, at least 30 days in advance, without giving Vale the right of any claim, indemnification or compensation in the following cases: a) the failure of Vale to comply with any obligation of the contract that is not remedied within 30 days after receipt of notification from FCA, as such; b) subcontracting and/or partial or total transfer, to third parties, of the obligations assumed in the contract, without the prior and express authorization of FCA. Without prejudice to fulfilling its other rights, Valemay, in its sole discretion, terminate this agreement by prior and express notification to FCA, at least 30 days in advance, without giving FCA the right of any claim, indemnification or compensation in the following cases: a) delay in sending information that jeopardize the fulfillment of the obligations assumed under the contract, after notifying FCA, and it does not provide that information within 10 working days; and. b) the failure of FCA to comply with any obligation of the contract that is not remedied within 30 days after receipt of notification from VALE, as such. Once the contract has terminated, for whatever reason, the outstanding issues must be settled within a maximum period of 60 days. The party that has given rise to the termination shall pay the other party a non-compensatory fine in the amount corresponding to 10% of the estimated value of the agreement, which totals R$ 136,220,643.98, monetarily restated based on the IGP-M/FGV variation - General Market Price Index, or other index that replaces it, as of the signature date the information that compromises the length of the contract and non-compliance with any of the obligations in the contract. Once the contract has terminated, for whatever reason, the pending issues must be settled within a maximum period of 60 days. For a Request for Termination due to a breach of a contractual obligation, the defaulting Party shall pay the other Party a non-compensatory fine in the amount corresponding to 10% of the total value of the approved contract, monetarily restated using the IPG-M/FGV - General Price Index of the Market. Nature and Reasons for the operation / other relevant information

Name of the related party FCA S.A. Transaction date 05/19/2017 Amount involved (R$) 2,036,166.97 Existing balance (R$) 908,952.17 Amount of the related party Not applicable Duration 05/19/2020 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Issuer Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Rail transport by FCA to Vale for mill balls ("Products") in the respective transport flow from Pedreiras Rio das Velhas (EPW), municipality of Sabará (MG), to IParque Industrial (EPI) and Eldorado (EEL), municipality of Contagem (MG). The FCA is responsible for the stage related to transportation on the Ferrovia Centro Atlântica rail network, with loading at the loading terminal and unloading at the destination terminal, Vale's responsibility. If the issuer is a creditor or debtor Debtor Warrants There is no guarantee for volume, contract without Take or pay Terminationorextinction conditions Without prejudice to fulfilling its other rights, either Party may terminate the Agreement by written notice to the other Party, with immediate effect, without any claim, indemnity or compensation of the benefit by the Party receiving the termination notice, in the following cases: (i) Application or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization of the other party; (ii) in compliance with Clause Eleven, the occurrence of a fortuitous event or force majeure regularly proven that stops the execution of the OBJECT for more than 30 days; (iii) in the event that fines are imposed on the other Party reaching 10% of the amount stated in item 8.6; (iv) material non-compliance with the applicable legislation on health and safety at work or the environment, especially VALE's internal regulations, as well as applicable environmental licenses and their conditions; and/or (v) fraud committed by a Party in connection with the performance of its contractual obligations. Without prejudice to fulfilling its other rights, VALE may, in its sole discretion, terminate the agreement by prior and express notification to the CONTRACTOR, at least 30 days in advance, without giving the CONTRACTOR the right of any claim, indemnification or compensation in the following cases: (i) the failure to comply with any obligation of the Contract that is not remedied within 30 days after receipt of notification from VALE; and/or (ii) assignment, subcontracting and/or partial or total transfer, to third parties, of the obligations assumed, or the credits resulting from this Contract, without the prior and express authorization of VALE; Without prejudice to fulfilling its other rights, the CONTRACTOR may, in its sole discretion, terminate the contract by prior and express notification to VALE, at least 30 days in advance, without giving VALE the right of any claim, indemnification or compensation in the following cases: (i) unjustified payment arrears for a period exceeding 60 days; (ii) unjustified delays in the provision of information that is proven to jeopardize the regular fulfillment of the obligations assumed in the Contract that is not remedied within 30 days after the receipt of notification by the CONTRACTOR in this regard; and/or (iii) failure to comply with any of the obligations of the Contract by VALE that directly results in the impediment, by the CONTRACTOR, of the agreement until the fine payment date. The value of the fine shall be reduced proportionally to the number of months in which the contract was fulfilled in relation to the total period provided for in item 8.1 of the contract, counting from the signature date to the termination date, which shall never be less than R$ 2,724,412.88. Nature and Reasons for the operation / other relevant information

Name of the related party Banco Nacional de Desenvolvimento Econômico e Social – BNDES Transaction date 01/06/1997 Amount involved (R$) 76,251,999.65 Existing balance (R$) 936,597,225.04 Amount of the related party Not applicable Duration 03/31/2021 Loan or other type of debt Yes Interest Rate 6.500000 Relationship with issuer Indirect controlling shareholder Name of the related party FCA S.A. Transaction date 01/31/2014 Amount involved (R$) 6,480,356.94 Existing balance (R$) 847,610.19 Amount of the related party Not applicable Duration 01/31/2020 Loan or other type of debt No Interest Rate 0.000000 Relationship with the Issuer Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Provision of rail freight services by FCA to VALE to transport diesel from the Embiruçu Pool (EYU) with Drumond (VDD) as the final destination. If the issuer is a creditor or debtor Debtor Warrants Not applicable Terminationorextinction conditions The contract may be terminated by either party by giving written notice to the other party, without any claim, indemnity or compensation being due, to the benefit of the party in respect of which the resolution was requested, in the following cases: a) application or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization or liquidation of the other party; b) Occurrence of a fortuitous event or force majeure that stops the performance of the contract for more than 30 days; c) Fraud or willful misconduct; Without prejudice to fulfilling its other rights, Vale may, in its sole discretion, terminate this agreement by notifying FCA, at least 30 days in advance, without giving FCA the right of any claim, indemnification or compensation in the following cases: a) non-fulfillment of any obligation of the contract by FCA; b) subcontracting and/or partial or total transfer, to third parties, of the obligations assumed in the contract; Without prejudice to the fulfilling the other rights, FCA may, at its sole discretion, terminate the agreement, by prior and express notification to Vale, at least 30 days in advance, without Vale being entitled to any claim, indemnity or compensation in the following cases: delay in releasing information that compromises the length of the contract and non-compliance with any of the obligations in the contract. Once the contract has terminated, for whatever reason, the pending issues must be settled within a maximum period of 60 days. The party that has given rise to the resolution shall pay the other party a fine in the amount of the average invoicing for the last 3 months of the contract. On January 31, 2017, the 1st Addendum to the Agreement was signed, amounting to R$ 2,988,528.24, totaling a new contractual value of R$ 6,480,356.94. The term was also changed, making the contract effective until January 31, 2020 between the parties. Nature and Reasons for the operation / other relevant information regular fulfillment of its contractual obligations, that are not remedied within 30 days after the receipt of notification from the CONTRACTOR to this effect. Nature and Reasons for the operation / other relevant information

Name of the related party Samarco Mineração S.A. Transaction date 08/03/2016 Amount involved (R$) 1,542,810,930 Existing balance (R$) 1,897,520,583.15 Amount of the related party 1,542,810,930 Duration Matures up to 11/22/2019 Loan or other type of debt Yes Interest Rate 0.00000 Relationship with issuer 50% Shareholder Object of the contract Private issue of 1,542,810,930 simple debentures, non convertible by Samarco, for the nominal value of R$ 1.00. The applicable interest rate is Libor + 1.15 percentage points per year. The “amount involved” specified above considers the amount provided for in the contracts of the 5 private issuances in this field “object of the contract”. The “transaction date” is the oldest existing date on 12/31/2018. The “duration” specified above considers the date of the last maturity of the 5 private issuances mentioned in this field “object of the contract”. If the issuer is a creditor or debtor Creditor Warrants None. Nevertheless, within 90 days of obtaining the last license required for the resumption of Samarco's operational activities; or together with the provision of a guarantee for the benefit of any of its bank creditors, whichever occurs first, the Debentures should be converted to the "collateralized" type. Termination or extinction conditions The following are circumstances of Early Maturity of the referred to issuance: (a) Non-fulfillment by the Issuer of any pecuniary obligation due under the terms of the Deed, not remedied within 5 business days; (b) Default by the Issuer under the terms of any bond instruments and/or any financial contracts in which the Issuer is listed as a "Borrower" or loan taker, including debentures under the Issue subscribed by BHP, which is not remedied in its respective period of cure; (c)Default by the Issuer of any pecuniary obligations contracted in the local or international financial market, even if in the condition of guarantor, that are not remedied in their respective periods of cure; (d)Event of early maturity declared within the scope of the Issue subscribed by BHP; (e)Any amendment to the provisions of the deed in the scope of the Issue subscribed by BHP without the prior consent of Vale; (f) Failure by BHP to make the disbursement under the Issue subscribed by BHP after the applicable cure period, or Samarco's waiver of any of its rights under the Issue subscribed by BHP without Vale's prior consent, as provided in Clause 3.15. 7 of the Deed; Object of the contract Enable the development and implementation of the project for the use of mineral reserves from the deposits of Salobo Metais S.A. The applicable interest rate is: IGP-DI + 6.50% p.a. If the issuer is a creditor or debtor Debtor Warrants Vale's corporate guarantee Termination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information Debentures issued by Salobo Metais S.A., privately, which were fully subscribed by the National Bank for Economic and Social Development (BNDES). BNDES holds debentures issued by Salobo Metais S.A., with a right to subscribe to Salobo preferred shares in exchange for part of the outstanding debentures, a right that expires two years after Salobo reaches an accumulated revenue equivalent to 200,000 tons of copper. For further information, refer to item 18 of this Reference Form.

Name of the related party Nacala Corridor Holding Netherlands B.V. Transaction date 12/15/2011 Amount involved (R$) 1,982,765,873.39 Existing balance (R$) 9,089,636,378.80 Amount of the related party Not applicable Duration 12/15/2034 Loan or other type of debt Yes Interest Rate 7.44% p.a. Relationship with issuer Subsidiary Object of the contract 20 Lines of Credit of Fixed Term Loan executed on 12/15/2011 between concessionaires (CDN, CLIN, VLL and SDN)/ Vale and Nacala BV. The rate applicable on the Contracts is 7.44% p.a. The funds were used to finance the Moatize coal mine project and the Nacala Corridor project. Name of the related party Pangea Emirates Limited Transaction date 03/27/2017 Amount involved (R$) 1,059,214,486.61 Existing balance (R$) 4,704,448,861.99 Amount of the related party Not applicable Duration Matures up to 07/24/2034 Loan or other type of debt Yes Interest Rate 6.97% p.a. Relationship with issuer Mitsui has agreed with Vale to participate in the Moatize coal mine project ("Moatize project") and the Nacala Corridor rail & port infrastructure project, in which Vale has been operating and developing in Mozambique. In the course of its participation, Mitsui acquired all the shares of PANGEA, a financing company for Vale's Moatize project. The value of the “Amount” field is in U.S. Dollar (US$) Object of the contract 6 Lines of Credit of Fixed Term Loan executed on 04/29/2016 between Pangea and Vale. The applicable rate on the Contracts is 6.54% p.a. If the issuer is a creditor or debtor Creditor Warrants None Termination or extinction conditions None Nature and Reasons for the operation / other relevant information Name of the related party COMPANHIA SIDERÚRGICA DO PECEM – CSP Transaction date 02/07/2018 Amount involved (R$) 22,630,000,000.00 Existing balance (R$) 18,746,400,000.00 Amount of the related party Not applicable Duration 01/31/2036 Loan or other type of debt No Interest Rate 0.00 Relationship with issuer Related party Object of the contract Supply of iron ore and pellets If the issuer is a creditor or debtor Creditor Warrants None. Termination or extinction conditions Not applicable Nature and Reasons for the operation / other relevant information (g) Confirmation that the statements provided in the Deed by the Issuer are false, misleading, incorrect or incomplete in any material respect; (h)Transfer or any form of assignment or promise to third parties by the Issuer of the obligations assumed in the Deed; (i) Request for judicial or extrajudicial recovery or self-bankruptcy formulated by the Issuer or decree of bankruptcy of the Issuer or any decision or judicial request to restructure or renegotiate debts with creditors or, also, any act similar to the previous ones Nature and Reasons for the operation / other relevant information are part of the VLI Group ("EFVM") and (ii) 1 batch of captive wagons for weighing, belonging to any claim, indemnification or compensation in the following cases: Name of the related party VLI S.A., VLI Multimodal S.A., FCA S.A. and FNS S.A. Transaction date 12/13/2017 Amount involved (R$) 200,000.00 Existing balance (R$) 160,771.35 Amount of the related party Not applicable Duration 12/13/2019 Loan or other type of debt Not applicable Interest Rate 0.000000 Relationship with issuer Vale S.A. holds 37.6% of the shares of VLI S.A., and other companies that Object of the contract The object of the Contract is to establish the terms and conditions of the lease, by lessees of: (i) 2 batches of captive wagons for weighing, each composed of 5 loaded GDE wagons and five empty GDE wagons belonging to Vale, and that are part of the fleet used in the Vitória Minas Railroad Vale, composed of 5 loaded GDT wagons and 5 empty GDT wagons, which is part of the fleet used in Carajás Railroad ("EFC"), according to technical specification and description of the assets under Annex II of the Contract. If the issuer is a creditor or debtor Creditor Warrants Yes Termination or extinction conditions 1. Without prejudice to fulfilling its other rights, either Party may terminate the Contract by written notice to the other Party, without any claim, indemnity or compensation for benefit of the Party receiving the notice, in the following cases: (i) Application or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization of the other party; (ii) in compliance with Clause Eight of the Contract, the occurrence of a fortuitous event or force majeure regularly proven that stops the execution of the object for more than 30 days; (iii) in the event that fines are imposed on the other Party reaching 10% of the amount stated in item 3.8; and/or (v) fraud committed by a Party in connection with the performance of its contractual obligations. 2. Without prejudice to fulfilling its other rights, Vale may, in its sole discretion, terminate this Contract by prior and express notification to the lessees, at least 30 days in advance, without giving lessees the right of (i) the failure to comply with any obligation of the Contract that is not remedied within 30 days after receipt of notification from Vale about it; and/or (ii) assignment, subcontracting and/or partial or total transfer, to third parties, of the obligations assumed, or the credits resulting from this Contract, without the prior and express authorization of Vale; (i) unjustified payment arrears for a period exceeding 30 days; 3. Without prejudice to fulfilling its other rights, lessees may, in its sole discretion, terminate this Contract by prior and express notification to Vale, at least 30 days in advance, without giving Vale the right of any claim, indemnification or compensation in the following cases: (i) unjustified delays in the provision of information that is proven to jeopardize the regular fulfillment of the obligations assumed in this Contract that is not remedied within 30 days after the receipt of notification by lessees in this regard; and/or If the issuer is a creditor or debtor Not applicable Warrants None Termination or extinction conditions None Nature and Reasons for the operation / other relevant information validation and project development, as agreed between the parties, for (b) failure to comply with any obligation of the agreement that is Name of the related party VLI MULTIMODAL S.A Transaction date 08/27/2018 Amount involved (R$) 324,000.00 Existing balance (R$) 279,674.40 Amount of the related party Not applicable Duration 08/27/2020 Loan or other type of debt No Interest Rate 0.000000 Relationship with issuer Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Provision of services of data supply by Vale to the contractor through remote monitoring and, consequently, the provision of information obtained from inspections/systems/equipment readings of WAYSIDE pertaining to Vale regarding the specific physical condition of certain components of the wagons of VLI. If the issuer is a creditor or debtor Creditor Name of the related party VLI MULTIMODAL S.A Transaction date 08/17/2018 Amount involved (R$) 1,500,000.00 Existing balance (R$) 1,434,393.35 Amount of the related party Not applicable Duration 08/17/2019 Loan or other type of debt No Interest Rate 0.000000 Relationship with issuer Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Provision of services for the preparation of logistic studies, as defined in the first clause of the Contract, within the scope of the Port Contract and Railway Contract established between Vale and VLI; and engineering services, what may include studies, technical management, technical Phase 1 (technical and/or economic feasibility study), Phase 2 (Conceptual Project) and Phase 3 (Basic Project), in the scope of the Port Contract and Railway Contract. If the issuer is a creditor or debtor Creditor Warrants Not applicable Termination or extinction conditions The contract may be terminated by either party by giving written notice to the other party, at least 30 days in advance, without the right to any claim, indemnity or compensation being due, to the benefit of the party in respect of which the termination was requested, due to the resolution, in the following cases: (a) payment arrears for a period exceeding 30 days; not remedied within 30 days after receipt of notification from the other party as such; (c) delay in sending information that jeopardize the due fulfillment of the obligations assumed under the respective order of service; and (d) violation of the anti-corruption laws, as well as the obligations assumed in the third clause of the Contract. Nature and Reasons for the operation / other relevant information (ii) failure to comply with any of the obligations of the Contract by Vale that directly results in the impediment, for lessee, of the regular fulfillment of its contractual obligations, that are not remedied within 30 days after the receipt of notification to this effect. 4. In the event of a termination motivated by any of the parties, except for the cases of items 7.1 (i) and (ii) of the Contract, the party that causes it shall be liable for a 10% termination fine on the amount indicated in item 3.8 of the Contract, updated in accordance with of the IGP-M / FGV - General Market Price Index, from the date of execution of the Contract up to the date of effective payment of said fine, without prejudice to any losses and damages. Nature and Reasons for the operation / other relevant information

c) in the event that fines are imposed on the other Party reaching 10% of Name of the related party FERROVIA NORTE SUL S.A. Transaction date 08/30/2016 Amount involved (R$) 5,511,509.55 Existing balance (R$) 3,843,339.29 Amount of the related party Not applicable Duration 12/31/2021 Loan or other type of debt No Interest Rate 0.000000 Relationship with issuer Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Provision of services by Vale to FNS of corrective and preventive maintenance services for components of wagons, locomotives and on-board equipment, as well as emergency parts supply. If the issuer is a creditor or debtor Creditor Warrants Not applicable Termination or extinction conditions Either Party may terminate the Contract by written notice to the other Party, without any claim, indemnity or compensation for the benefit of the Party receiving the notice, in the following cases: i) application or decree of bankruptcy or court-supervised or out-of-court reorganization of the other party; ii) the occurrence of a fortuitous event or force majeure regularly proven that stops the execution of the services or impossibility of performing the lease for more than 30 days; iii) fraud or willful misconduct; iv) in the event that fines are imposed on the other Party reaching 10% of the amount stated in item 9.1.1 of the Contract; Without prejudice to the satisfaction of its other rights, FNS may, in its sole discretion, terminate the contract, provided there is a prior and express notice to the contractor, at least 30 days in advance, without the contractor having the right to any claim, indemnification or compensation for any non-compliance with any of the obligations of the contract by the contractor that is not remedied within 30 days after receipt of notification of FNS in this regard. Without prejudice to fulfilling its other rights, contractor may, in its sole discretion, terminate the contract by prior and express notification to FNS, at least 30 days in advance, without giving FNS the right of any claim, indemnification or compensation in the following cases: (i) payment arrears for a period exceeding 30 days; (ii) when identified recurring deviations related to health, safety and the environment, that may compromise the image of the contractor along with the interested parties; Warrants Not applicable Termination or extinction conditions Without prejudice to fulfilling its other rights, either Party may terminate the Contract by written notice to the other Party, with immediate effect, without any claim, indemnity or compensation of the benefit by the Party receiving the termination notice, in the following cases: a) application or decree of bankruptcy or court-supervised or out-of-court reorganization of the other party; b) in compliance with Clause Ten of the Contract, the occurrence of a fortuitous event or force majeure regularly proven that stops the execution of the object for more than 30 days; the amount of 324,000.00, stated as a reference value of the contract; d) material non-compliance with the applicable legislation on health and safety at work or the environment, especially contractor's internal regulations, as well as applicable environmental licenses and their conditions; and/or e) the failure to comply with any obligation of the Contract that is not remedied within 30 days after receipt of notification from Vale on this regard; and/or f) fraud or willful misconduct committed by a Party in connection with the performance of its contractual obligations. Nature and Reasons for the operation / other relevant information adjacent to the workshop that will be assigned in loan of use for stock of the expiration of the notice period mentioned in clause 4.2 of the Contract. Name of the related party FERROVIA CENTRO ATLANTICA Name of the related party FERROVIA NORTE SUL S.A. Transaction date 08/05/2016 Amount involved (R$) Not applicable Existing balance (R$) Not applicable Amount of the related party Not applicable Duration 12/31/2019 Loan or other type of debt No Interest Rate 0.000000 Relationship with issuer Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Concession of use permission by Vale to FNS of the dependencies of the São Luís locomotive workshop and to regulate the FNS access to the area FNS parts. If the issuer is a creditor or debtor Not applicable Warrants Not applicable Termination or extinction conditions The Term may be terminated by any of the parties, at any time, by prior and express communication in advance of 60 consecutive days, without indemnity, compensation, or repayment of any nature to the other party. In the event above, FNS must withdraw its employees from the area within 10 calendar days from the end of the deadline, under penalty of payment of the daily fine established in item 2.2 of the Contract. The Term may also be terminated by right, without FNS being entitled to any indemnity, compensation, or repayment in case of non-compliance with any obligations established herein, provided that Vale grants a period of at least 15 days counted from the receipt of notification, so that FNS can remedy the contractual breach and FNS does not do so within the time allowed. Upon termination of the contract in accordance with 4.2 of the Contract, FNS shall withdraw its employees from the workshops within 48 hours of The Term will also be automatically terminated if the new contract is not concluded until August 2016, or if it is concluded, it will be subsequently closed for any reason before July 31, 2017. It is correct and adjusted that the adoption by the parties of slave or child labor or any other working conditions that violate human dignity will result in automatic and immediate resolution of the Term, for reasons attributable to the infringing party, without prior notification by the innocent party or the granting to the infringing party of the period for regularization, without prejudice to the information to the competent authorities and all other contractual and legal remedies applicable. The Term is an ancillary instrument to the corrective and preventive Maintenance Contract for components of wagons, locomotives and on-board equipment, as well as emergency parts supply concluded between the parties. Nature and Reasons for the operation / other relevant information (iii) failure to comply with any of the obligations of the contract by FNS that is not remedied within 30 days of receipt of notice from the contractor in this regard. In the event of a termination motivated by any of the parties, the party causing it will be liable for a 10% fine on the amount indicated in item 9.1.1 of the Contract, reduced by the amounts already executed in the contract, updated according to the IGP-M / FGV variation - General Market Price Index, from the date of signature of the contract until the date of the effective payment of said fine, without prejudice to any losses and damages. Nature and Reasons for the operation / other relevant information transfer the discharge yard and new railway line layout of the Fibria Name of the related party VLI MULTIMODAL S.A. Transaction date 10/04/2018 Amount involved (R$) 140,929.92 Existing balance (R$) 0.00 Amount of the related party Not applicable Duration 10/30/2018 Loan or other type of debt No Interest Rate 0.000000 Relationship with issuer Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract Establish the obligations of each of the parties in the development of the project, notably in order to obtain validation by Vale of the works to terminal in accordance with the technical and operational premises. Transaction date 08/27/2018 Amount involved (R$) Not applicable Existing balance (R$) Not applicable Amount of the related party Not applicable Duration 08/27/2019 Loan or other type of debt No Interest Rate 0.000000 Relationship with issuer Company of the VLI Group, in which Vale S.A. holds 37.6% of the shares Object of the contract FCA Loan of use to VALE regarding Load Test equipment, Model #LB-0033IR-0001 - 4000 HP Locomotive Load Bank of its own, consisting of electrical control panel, contactors, bus, and other components. If the issuer is a creditor or debtor Not applicable Warrants Not applicable Termination or extinction conditions The Contract may be terminated at any time by either Party upon written termination at least 180 days in advance, without any claim, indemnity or compensation being paid to the Party receiving the resolution notice. Termination will be effective after the expiration of 180 calendar days, counted from the date of receipt of the notification by the other party. The Contract will be terminated by operation of law, regardless of any notice, notification or judicial or extrajudicial injunction, in breach of any of its conditions, bankruptcy or judicial or extrajudicial recovery of one of the parties. In the event of termination of the Contract due to the default of the borrower, the must reimburse the lender for the expenses incurred for the eventual removal of the assets for the establishment of the lender. The withdrawal of the goods will be made by the lender upon written notice to the lessee, at least 24 hours in advance. Once the Contract has been terminated for whatever the circumstances, the borrower must settle its claims within 15 working days, returning the assets to the lender free and clear of persons and things, in the exact conditions of conservation and cleanliness identified in the survey carried out during the transfer from the assets of the lender to the borrower, according to Annex II of the Contract. Once the Contract has been terminated for any reason, the borrower must return the assets to the lender within 15 business days of the termination or termination of the Contract. If the borrower remains in possession of the assets after the termination of the Contract, he will pay the lender a daily non-compensatory fine of 5% of the amount indicated in item 5.4 of the Contract, limited to the amount of R $ 180,000.00. Without prejudice to the other provisions of the Contract and subject to the provisions of item 6.5 of the Contract, in the event of a refusal of the borrower to make the return of the goods, the lender may request the search and seizure of the property in court, and the expenses and fees of the legal counsel, without prejudice to any losses and damages, subject to the limitations of responsibilities established in the Contract. Nature and Reasons for the operation / other relevant information

Name of the related party CSP - Companhia Siderúrgica do Pecém Transaction date 04/22/2015 Amount involved (R$) 4,328,525,000.00 Existing balance (R$) 5,160,392,650.00 Amount of the related party N/A Duration 09/30/2027 Loan or other type of debt N/A Interest Rate N/A Relationship with issuer N/A Object of the contract Corporate Guarantee of Vale S.A. for the financing of CSP If the issuer is a creditor or debtor N/A Warrants Yes Termination or extinction conditions Hypothesis of triggering the guarantee: Beneficiary (CSP) does not pay the financial charges or the principal amount on the dates of their respective maturities in debt contracts Nature and Reasons for the operation / other relevant information Support project funding If the issuer is a creditor or debtor Creditor Warrants Not applicable Termination or extinction conditions Without prejudice to fulfilling its other rights, either Party may terminate the Agreement by written notice to the other Party, with immediate effect, without any claim, indemnity or compensation of the benefit by the Party receiving the termination notice, in the following cases: (i) application or decree of insolvency, bankruptcy or court-supervised or out-of-court reorganization of the other party; (ii) he occurrence of a fortuitous event or force majeure regularly proven that stops the fruition of the agreement for more than 30 consecutive days or 60 alternate days; (iii) in the event that fines are imposed on the other Party reaching 10% of the amount stated in item 7.3 of the Contract; (iv) material non-compliance with the applicable legislation on health and safety at work or the environment, especially Vale's internal regulations, as well as applicable environmental licenses and their conditions; and/or (v) fraud or willful misconduct committed by a Party in connection with the performance of its contractual obligations. Nature and Reasons for the operation / other relevant information

16.3 - Identification of the measures taken to deal with conflicts of interest and demonstration of the strictly commutative nature of the conditions agreed or the adequate compensatory payment a. identify the measures taken to deal with conflicts of interest Conflict of Interest and Company Management In accordance with Vale's Bylaws, the Board of Directors is responsible for deliberating on policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature. Also under the Company's Bylaws, it is incumbent upon the Board of Executive Officers, among other responsibilities: (i) to decide and inform the Board of Directors about the limits of individual powers of Executive Officers, respecting the limits of powers of the collective Board of Executive Officers established by the Board of Directors, and (ii) to establish, based on the limits of powers established by the Board of Directors for the Board of Executive Officers, the limits of powers along the hierarchical line of the Vale's administrative organization. Under the terms of the Company's Related Party Policy, the Board of Directors and the Board of Executive Officers must be sure that transactions with related parties are formalized in writing, in commutative conditions, according to market conditions, including appropriate compensation payments, should it be the case. In order to do so, the Board of Directors has the advice of the Compliance and Risk Committee which shall, among other things, ensure the effectiveness of mechanisms to address conflicts of interest in Company transactions, as well as give their opinion on transactions with related parties submitted to the deliberation of the Board of Directors, under the terms of the Related Party Transactions Policy, and should be involved to evaluate the selection process and the conditions of the transaction, issuing an opinion on potential conflicts of interest. The Board of Directors may establish delegations, with powers to the Board of Executive Officers, that meet the peculiarities and nature of the operations, however, the Board of Executive Officers and the areas of participation management, as applicable, shall keep said board duly informed on transactions with related parties. Vale's Board of Executive Officers has delegated powers to negotiate, conclude or change a contract of any kind or value between Vale and its subsidiaries 100%, directly and / or indirectly, in compliance with the provisions of the Policy and Vale's internal rules. Confli ct o f Int e re st a nd Sha re holde rs’ Me e t ing Under the terms of the Bylaws and Related Party Transactions Policy, it is the responsibility of the Compliance and Risk Committee to issue an opinion on potential conflicts of interest between Vale and its shareholders or managers, as well as to evaluate the selection process and the conditions of transactions to be resolved by the Board of Directors. Additionally, the shareholders or representatives of Vale's shareholders in the General Meetings must observe the following procedures in cases of conflict of interests: I. the shareholder or representative of the shareholder must immediately express their conflicting private interest. If this is not done, another person may express the conflict; II. as soon as the conflict of interest has been identified in relation to a specific topic, the Vale shareholder or representative the shareholder involved will have access only to the documents or information on the matter disclosed to the market, under the terms of the legislation in force, and shall leave, including physically, from the discussions at the Annual

Shareholders’ Meeting, without neglecting their legal duties. The statement of conflict of interests, abstention and temporary removal should be recorded in the minutes. If asked by the Chairman of the Board, the shareholders or representatives of the shareholders involved in a conflict of interest may participate partially in the discussion, in order to provide more information about the Related Party Transaction, object of the resolution. In this case, they should be absent from the final part of the discussion. Also note that the mechanism described below was formalized within the scope of the Policy to identify and resolve conflicts of interest in the Meetings of the Board of Directors and of the Executive Board, applying the rules contained in the Brazilian legislation to the scenario: I. the member of the Board of Directors or Board of Executive Officers of Vale who has a conflict of interest must immediately express their conflicting private interest. If this is not done, another person may express the conflict; II. as soon as the conflict of interests is identified in relation to a specific topic, the member of the Board of Directors or Board of Executive Officers of Vale involved shall not receive any document or information on the matter and shall leave, even physically, from the discussions, without neglecting their legal duties. The statement of conflict of interests, abstention and temporary removal should be recorded in the minutes; III. in the event that related party transactions involving a shareholder who is a signatory to the Shareholder Agreement and, therefore, a member of the controlling block of Vale, a member of the Board of Directors hereby stated shall not receive any documents or information on the subject matter and shall leave, even physically, from the discussions, requesting their leave to be recorded in the respective minutes. That Board member shall return to the resolution to cast their vote, observing the provisions of the Shareholder Agreement, and the applicable legal provisions; IV. if asked by the Chairman of the Board of Directors or by the Chief Executive Officer, as the case may be, members of the Board of Directors or the Board of Executive Officers involved in a conflict of interest may participate partially in the discussion, in order to provide more information about the Related Party Transaction, object of resolution. In this case, they should be absent from the final part of the discussion. Besides that, the Code of Ethics and Conduct provides that, in making decisions on Vale's behalf, the members of the Board of Directors and their Advisory Committees, the members of the Fiscal Council, the Chief Executive Officer and other Executive Officers, employees and trainees, subsidiaries (subject to local laws) and any person acting on behalf of Vale or its subsidiaries, should always exclusively consider Vale's interests, not influencing or taking decisions that generate undue benefits for Vale or to people in its relationship, even if there is no harm to the company. In addition, they should always communicate to their superior the situations that may represent a conflict of interests and act within their attributions to solve them. Violations of the provisions of the Code, the other policies, norms, procedures and guidelines of Vale subject the offenders to consequences, which include verbal or formal warning, suspension or dismissal. The disciplinary measures are applied considering the type of violation and its seriousness, the guidelines of Vale's Human Resources area and the applicable legislation. b. demonstrate the strictly commutative nature of the agreed conditions or the due compensatory payment Transactions with related parties are supported by prior and judicious assessments of their terms, so that they are made under strictly commutative conditions, observing usual market prices and conditions. In this way, transactions with related parties do not generate any undue benefits or losses to the companies involved.

In order to verify the commutativity of transactions with related parties, the Company analyzes the financial viability of each operation vis-à-vis similar operations in the market between unrelated parties. The Company uses comparative analysis methods. Transactions with related parties of the Company may, in general, be divided between: (i) transactions of an operational nature; and (ii) financial transactions. As part of its operational activities, Vale carries out a substantial volume of transactions with its affiliate, subsidiaries and jointly controlled companies with third parties, in view of its policy of integrating activities in the production and commercial chain. In addition to the exploitation of minerals, Vale invests in transportation, logistics and energy activities, services and supplies necessary to achieve its social objective. In this context, several operating contracts are entered into between Vale and its member companies, always taking care to observe fair conditions and avoid discrepancies with market conditions, as required by Brazilian Corporate Law and tax legislation. With regard to financial transactions, Vale always seeks, in a dynamic way, the best options for capturing and applying existing resources in the local and international market. In general, financial investments are carried out in a way that keeps the liquidity of the Company available for its capital expenditures, combined with a conservative policy regarding the credit risk taking of the counterparties, focusing on the maintenance of its resources in first-tier banks. The following are the measures observed in the main transactions with related parties mentioned in item 16.2 celebrated in the last fiscal year: Banco Bradesco S.A., New York Branch (investments in Time Deposit contracted by Vale and its subsidiaries on 11/23/2018). The operations presented an adequate return to market conditions for the same flow and characteristics at the time of contracting. Time Deposit is a fixed term investment negotiated directly between the contracting party and the Bank. At the time of negotiation, Vale quotes with more than one bank and contracts the bank with the best rate. FINAME (contract to finance the procurement of machinery, equipment and others of 12/26/2018). The financing presented an adequate rate when compared to market conditions for similar terms and characteristics at the time of contracting. The financing was compared to other funding opportunities available at the time, such as international bonds or debentures in the local market, with similar average terms and presented the best conditions for the independent Company to be a related party or not. Banco Bradesco Cartões S.A. (Provision of the issue and management of corporate credit cards, of 08/28/2018). The selection of the credit card service provider was made under the same conditions as the market, considering economic and technical criteria, following the same evaluation criteria, pricing with 7 suppliers and procedures that guide negotiations with third parties not related to Vale. ALELO (Provision of supply and administration services regarding benefit cards, of 11/26/2018). The selection of the benefit card service provider was made under the same conditions as the market, considering economic and technical criteria, following the same evaluation criteria, pricing with 4 suppliers and procedures that guide negotiations with third parties not related to Vale. CSP (contract for the supply of iron ore and pellets dated 02/07/2018). The operations presented an adequate return to the market conditions established based on market price index, similar to contracts with other customers. VLI MULTIMODAL S.A (VLI) and FERROVIA CENTRO ATLANTICA (FCA) (several contracts dated 08/17/2018, 08/27/2018 and 10/04/2018). The logistics assets of Vale, VLI and

FCA are mostly connected among them, which represent operational synergies and several times common needs for operational improvements. In this way, it is sometimes necessary to conclude agreements between the parties, where external references are sought, historical, observing the market conditions to define the terms and other items of contracts.

16.4 - Other relevant information - Operations with related parties There is no other relevant information that has not been disclosed in the above items.

17. Capital stock 17.1 - Information on capital Authorization or approval date Capital value (in Reais) Term of payment Number of common shares (Units) Number of preferred shares (Units) Total number of shares (Units) Type of capital Issued Capital 21/12/2017 77,300,000,000.00 5,284,474,770 12 5,284,474,782 Share capital by share class Preferred share class Number of shares (Units) Security Preferred Class E 12 Type of capital Subscribed Capital 12/21/2017 77,300,000,000.00 5,284,474,770 12 5,284,474,782 Share capital by share class Preferred share class Number of shares (Units) Security Preferred Class E 12 Type of capital Paid Capital 12/21/2017 77,300,000,000.00 5,284,474,770 12 5,284,474,782 Share capital by share class Preferred share class Number of shares (Units) Security Preferred Class E 12

Type of capital Authorized Capital 27/06/2017 0.00 7,000,000,000 0 7,000,000,000

17.2 - Increases of share capital Private Subscription 06/27/2017 General Meeting 14/08/2017 0.00 173,543,667 0 173,543,667 1.15112206 0.00 R$ per Unit Criterion for determination the issue price of Issuance of shares resulting from the merger of Valepar into Vale ("Merger"), approved at the Company's Special Shareholders' Meeting held on 06/27/2017, which became effective on 08/14/2017, by virtue of compliance with the condition of minimum conversion of shareholders representing 54.09% of the preferred shares and the approval of the Special Shareholders' Meeting of Valepar S.A. held on 08/14/2017. The legal effect of the Merger is the delivery of 1,908,980,340 new common shares issued by Vale to Valepar shareholders replacing 1,716,435,045 common shares and 20,340,000 preferred shares issued by Vale currently held by Valepar, which were extinguished as a result of the Merger. Nevertheless, it bears emphasizing that of the 1,908,980,340 shares mentioned above, only 173,543,667 consist of additional shares to be issued (as compared to the number of shares currently issued by the Company) and delivered to Valepar's shareholders at the ratio currently held by them in Valepar's capital. The quantity of the above-mentioned additional shares issued derives from the substitution ratio adopted in the Merger, as described in the Valepar S.A. into Vale S.A. Merger Justification Protocol, considering an increase in the number of shares held by the shareholders of Valepar of 10% in relation to the shareholding position held by Valepar in Vale. Form of payment Not applicable, as the issuance of new shares resulted from the merger of Valepar into Vale. Date of resolution Body that resolved on the increase Issue date Total issue amount (In Reais) Type of increase Common Shares (Units) Preferred Shares (Units) Total shares (Units) Subscription / Previous capital Issue price Quote factor

17.3 - Information on stock splits, reverse splits and bonuses Justification for not completing the table: There have been no stock splits, reverse splits or bonuses over the past three fiscal years.

17.4 - Information on capital reductions Justification for not completing the table: There has been no reduction in the Company’s capital over the past three fiscal years.

17.5 - Other relevant information In 2017, the Company carried out a corporate restructuring that resulted in the conversion of all class “A” preferred shares issued by it into common shares, admission of the Company's common shares into the trading in the Novo Mercado segment, among others. For detailed information on the corporate restructuring and its developments, see item 15.7 of this Reference Form.

18. Securities 18.1 - Right of shares Type of shares or CDA Common Tag along 100,000000 Right to dividends Under Vale's Articles of Incorporation and the applicable legislation, shareholders holding common shares will be entitled to receive a dividend in proportion to their share in the share capital, after it has been distributed to the preferred shareholders. Under article 38 of the Articles of Incorporation, at least 25% of the annual profit, adjusted according to the law, shall be used to pay dividends. Voting rights Full Convertibility No Right to capital reimbursement Yes Description of Shareholders holding common shares shall be entitled to the reimbursement of the value of their shares in the cases provided for in applicable legislation, in accordance with the terms and periods set forth therein. characteristics of capital reimbursement Restricted to circulation No Conditions for modifying The rights assured to common shares that are not determined by the applicable legislation may be changed by amending the Articles of Incorporation, approved at an Special Meeting of Shareholders, which may only be held, at a first call, in the presence of shareholders representing at least 2/3 of the voting capital and, at a second call, with any number of shareholders. The amendment shall be approved based on the quorums and conditions set forth in Law 6,404, of December 16, 1976, as amended ("Brazilian Corporation Law"). rights assured securities by these Possibility of There is no specific statutory provision for the application of profits or reserves in the redemption or amortization of shares. Redeeming Shares The Company's Articles of Incorporation provide, in case of sale of control, the right to sell the shares under the same conditions as the selling controlling shareholder (100% tag along). In addition, the Company's Articles of Incorporation provide for the execution of a Public Tender in the event of an acquisition that results in ownership of 25% or more of the total common shares issued by the Company or the Company's total capital (excluding treasury shares) or in the event of a delisting from the Novo Mercado. All other characteristics of the common shares issued by the Company that it considers relevant have been stated in the above items. For information on restrictions on the trading of Vale shares by related parties, see the Company's Trading Policy in item 20 of this Reference Form. Other relevant characteristics

Type of share or CDA Preferred Preferred share class Preferred Class E Tag along 0.000000 Right to dividends Preferred shares of special class (golden shares) are entitled to the following rights: a) priority in receiving dividends mentioned in paragraph 5 of Article 5 of Vale's Articles of Incorporation corresponding to (i) at least 3% of the net worth of the share, based on the financial statements that served as reference for the payment of dividends or (ii) 6% calculated on the portion of the capital formed by that class of share, whichever is the greater between them; b) the right to participate in profit distribution, on equal terms with the common shares, once these have been guaranteed a dividend equal to the minimum priority established in accordance with item "a" above; and c) the right to participate in any bonuses, on equal terms with the common shares, observing the priority established for the distribution of dividends. For further information, see item 18.12 of this Reference Form. Voting rights Restricted Description of restricted voting Preferred shares of special class (golden shares) have the same political rights as the common shares, except for the vote for the election members of the Board of Directors, which will only be guaranteed to the preferred shares of special class in the cases provided for in paragraph 4 and paragraph 5 of Article 141 of the Brazilian Business Corporation Act. Golden shares are also guaranteed the right to elect and remove a member of the Audit Committee and the respective alternate. The golden shares also have a right of veto on the following matters: (i) alteration of the company name; (ii) change of registered office; (iii) change in the corporate purpose with regard to mineral exploration; (iv) liquidation of Vale; (v) disposal or closure of the activities of any or all of the following stages of Vale's integrated iron ore system: (a) mineral deposits, fields, mines. For further information, see item 18.12 of this Reference Form. Convertibility No Right to capital reimbursement No Restriction to circulation Yes Description of restriction The special class preferred shares belong exclusively to the Federal Government. Conditions modifying assured securities for rights these The rights granted to preferred shares that are not determined by the applicable legislation may be changed by amending the Articles of Incorporation, approved at a Special Shareholders' Meeting, which may only be held, at a first call, in the presence of shareholders representing at least 2/3 of the voting capital and, at a second call, with any number of shareholders. The amendment will be approved based on the quorums and conditions set forth in Brazilian Business Corporation Act. Also note that under Article 7 of the Articles of Incorporation, preferred shares will have a right of veto over any change in the rights attributed to the types and classes of shares issued by the Company, as well as any modification of Article 7 itself, or any of the other rights attributed to preferred shares. by Possibility redeeming shares of There is no specific statutory provision for the application of profits or reserves in the redemption or amortization of shares. Other characteristics There are no other relevant characteristics other than those described above.

Relevant

18.2 - Description of any statutory rules that limit the right of major shareholders to vote or that require them to make a tender offer Tender Offer given the Disposal of the Control of the Company The direct or indirect disposal of control of the Company, either through a single transaction or through successive transactions, must be contracted under the condition that the acquirer of the control undertakes to make a tender offer for the common shares, object of the shares issued by the company owned by the other common shareholders of the Company, observing the conditions and terms established in the legislation and under the regulations in force and in the Novo Mercado Regulations, so as to ensure them equal treatment to that given to the selling controlling shareholder. Tender Offer given the Acquisition of a Material Shareholding Under Vale's Articles of Incorporation, any person, shareholder or group of shareholders that acquires or becomes or has become the owner, for any reason, of shares issued by the Company in a quantity equal to or greater than 25% of the total of the common shares issued by Vale or the total capital, excluding treasury shares, shall, within a maximum period of 30 days from the acquisition date or the event that resulted in the ownership of shares in a quantity equal to or greater than the limit stipulated above, register or request registration of, as the case may be, a tender offer for all of the Company's common shares, observing the provisions of the applicable CVM regulations, the B3 regulations and the terms of the Articles of Incorporation. The aforementioned tender offer shall be (i) addressed to all shareholders of Vale's common shares, (ii) carried out in an auction to be held at B3, (iii) at a price determined in accordance with the provisions set forth below, and iv) paid in cash, in Brazilian currency, against the acquisition in the tender offer of common shares issued by the Company. The minimum acquisition price in the tender offer for each common share issued by the Company shall be equal to the higher of ("Minimum Acquisition Price"): (i) the economic value calculated in a valuation report. "Economic value" means the value of the company and its shares that may be determined by a specialized company, using a recognized methodology or based on other criteria that may be defined by the CVM; 120% of the weighted average unit price of the common shares issued by the Company during the 60 trading sessions prior to the tender offer; and 120% of the highest price paid by the acquiring shareholder in the 12 months preceding the acquisition of the relevant shareholding. (ii) (iii) The aforementioned tender offer will not exclude the possibility of another shareholder of the Company, or, if applicable, the Company itself, formulating a competing tender offer, in accordance with the applicable regulations. The person, shareholder or group of shareholders must comply with any ordinary requests or CVM and B3 requirements related to the tender offer, within the maximum periods prescribed in the applicable regulations. In addition, any person, shareholder or group of shareholders who acquires or becomes holder of other rights, including usufruct or trust, on the common shares issued by the Company in a quantity equal to or greater than 25% of the total common shares issued by Vale or of the total capital, excluding treasury shares, must also, within a maximum period of 60 days from the date of such an acquisition or the event that resulted in the ownership of such rights on common shares in a quantity equal or greater than 25 % of the total common shares issued by the Company or of the total capital, excluding treasury shares, register or request the registration, as the case may be, a tender offer, under the terms described above.

Until November 9, 2020, the obligations set forth above shall not apply: (i) to the shareholders or groups of shareholders who have entered into a voting agreement and filed at the Company's headquarters on the date on which the resolutions approved at the Extraordinary General Meeting held on June 27, 2017 ("Base Date") and which, on the Base Date, held 25% or more of the total common shares issued by the Company or the total capital, excluding treasury shares (“Agreement"); (ii) to investors who participate in the Agreement, provided that the equity interest has been acquired under the terms of the respective Agreement; (iii) to the partners and/or shareholders of the signatories of the Agreement, who will replace them in the equity interest subject to them. For information on the Agreement, see item 15.5 of this Reference Form. In addition, the aforementioned obligations do not apply even if a shareholder or group of shareholders becomes the holder of shares issued by Vale in quantities exceeding 25% of the total common shares issued by it or of the total capital , excluding treasury shares, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale, or (c) the subscription of Vale shares, issued in a single tranche which was approved by the Company's Annual Shareholders' Meeting, convened by its Board of Directors, and where the proposed capital increase has determined a fixed price to issue the shares based on economic value obtained from an economic and financial valuation of the Company carried out by an institution or specialized company with proven experience in the valuation of publicly-held companies. For the purpose of calculating the percentage of 25% of the total common shares issued by Vale or of the total capital, involuntary increases in shareholding resulting from the cancellation of treasury shares, from the repurchase of shares or reduction of the Company’s share capital with the cancellation of shares, will not be calculated. Notwithstanding the foregoing, should CVM regulations applicable to the tender offer determine the adoption of a calculation criterion to determine the acquisition price of each company share in the tender offer resulting in an acquisition price higher than the Minimum Acquisition Price, the acquisition price calculated in accordance with CVM regulations shall prevail in executing the tender offer. In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of carrying out a public tender offer in accordance with the rules, procedures and provisions set forth above ("Defaulting Shareholder"), including with regard to meeting the maximum deadlines for registering or requesting the registration of the offer, or for meeting any CVM requirements: (i) the Board of Directors of the Company shall convene a Special General Meeting, in which the Defaulting Shareholder may not vote to resolve the suspension of exercising the rights of the Defaulting Shareholder, as provided for in Article 120 of Law 6,404/76; and (ii) the Defaulting Shareholder shall, in addition to the obligations to carry out the tender offer in question hereunder, cause the acquisition price of each common share of the company in the offer to be increased by 15% in relation to the minimum acquisition price for the tender offer. Delisting from the Novo Mercado Vale delisting from Novo Mercado, either voluntarily, compulsorily or due to a corporate reorganization, must comply with the rules set forth in Novo Mercado Regulations. Without prejudice to the provisions of the Novo Mercado Regulations, voluntary withdrawal from the Novo Mercado must be preceded by a tender offer for the acquisition of shares that complies with the procedures set forth in the regulations issued by the CVM tender offers to acquire the shares to cancel the registration of a publicly-held company and the following requirements:

(i) the offered price must be fair, and possible, the request for a new valuation of the Company, in the manner established in Law 6,404/76; (ii) shareholders holding more than 1/3 of the outstanding shares must accept the tender offer to acquire the shares or expressly agree to delist from the segment without selling the shares. For the purposes of the foregoing, outstanding shares are considered to be only those shares where the holders expressly agree to the delist from the Novo Mercado or authorize the tender offer to acquire shares, pursuant to the CVM regulations applicable to public offers to acquire publicly-held company to delist. Voluntary delisting from the Novo Mercado may occur independently of the tender offer mentioned above, in the event of a waiver approved at a general meeting, pursuant to the Novo Mercado Listing Rules. Additional information The Company will not record any transfer of common shares to the acquirer or to those who come to hold Control until such time as they fail to comply with the provisions of the Company's Articles of Incorporation. In addition, no shareholders agreement that provides for the exercise of the power of control may be recorder at Vale's head office while its signatories do not comply with the provisions of the Articles of Incorporation.

18.3 - Description of exceptions and suspensive clauses relating to economic or political rights provided for in the internal rules In the event that any person, shareholder or group of shareholders fails to comply with the obligation of carrying out a public offering in accordance with the rules, the procedures and provisions set forth in the Company’s Articles or Incorporation ("Defaulting Shareholder"), including with regard to meeting the maximum deadlines to register or request the registration of the offer, or to meet any CVM requirements, the Board of Directors of the company shall convene an Extraordinary Shareholders’ Meeting, at which the Defaulting Shareholder cannot vote, to decide on the suspension of the exercise of the Defaulting Shareholder’s rights, pursuant to the provisions of Article 120 of Law 6,404/76.

18.4 - Trading volume, daily average and higher and lower prices of traded securities Accounting period 12/31/2018 Daily Quotation Average (In Reais) Quotation lower value (Reais) Financial volume traded (Reais) Quotation higher value (Reais) Quarter Securities Cash Class Market Administrative entity Quote factor BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros 03/31/2018 Shares Common Shares Stock Exchange 47.020.805.900 41.35 45.56 38.78 R$ per Unit 06/30/2018 Shares Common Shares Stock Exchange 53.051.949.000 48.04 54.50 41.36 R$ per Unit 09/30/2018 Shares Common Shares Stock Exchange 51.293.067.700 52.73 62.20 46.62 R$ per Unit 12/31/2018 Shares Common Shares Stock Exchange 64.473.840.500 54.43 61.20 49.50 R$ per Unit Accounting period 12/31/2017 Daily Quotation Average (In Reais) Quotation lower value (Reais) Financial volume traded (Reais) Quotation higher value (Reais) Quarter Securities Cash Class Market Administrative entity Quote factor BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 10,908,633,608.00 03/31/2017 Shares Common Shares Stock Exchange 31.27 36.43 25.70 R$ per Unit BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 9,524,792,939.00 06/30/2017 Shares Common Shares Stock Exchange 27.39 30.65 25.35 R$ per Unit BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 29,347,850,410.00 09/30/2017 Shares Common Shares Stock Exchange 31.79 36.10 28.50 R$ per Unit BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 39,548,108,368.00 12/31/2017 Shares Common Shares Stock Exchange 34.57 40.26 31.10 R$ per Unit BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 45,034,193,825.00 03/31/2017 Shares Preferred PNA Stock Exchange 29.39 34.24 22.85 R$ per Unit BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 38,286,245,676.00 06/30/2017 Shares Preferred PNA Stock Exchange 25.92 28.97 24.06 R$ per Unit BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 20,303,019,444.00 09/30/2017 Shares Preferred PNA Stock Exchange 29.57 33.25 26.71 R$ per Unit

BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 3,280,164,209.00 12/31/2017 Shares Preferred PNA Stock Exchange 31.70 33.36 28.61 R$ per Unit Accounting period 12/31/2016 Daily Quotation Average (In Reais) Quotation lower value (Reais) Financial volume traded (Reais) Quotation higher value (Reais) Quarter Securities Cash Class Market Administrative entity Quote factor BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 03/31/2016 Shares Common Shares Stock Exchange 7,285,723,336.00 11.98 17.58 8.60 R$ per Unit BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 06/30/2016 Shares Common Shares Stock Exchange 8,405,679,015.00 16.60 21.76 14.02 R$ per Unit BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 09/30/2016 Shares Common Shares Stock Exchange 6,420,203,387.00 17.72 19.12 16.02 R$ per Unit BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 12/31/2016 Shares Common Shares Stock Exchange 10,839,034,707.00 25.71 31.03 17.65 R$ per Unit BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 03/31/2016 Shares Preferred PNA Stock Exchange 19,689,460,964.00 8.82 12.78 6.57 R$ per Unit BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 06/30/2016 Shares Preferred PNA Stock Exchange 26,840,256,263.00 13.18 16.68 11.24 R$ per Unit BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 09/30/2016 Shares Preferred PNA Stock Exchange 19,803,133,367.00 14.74 16.17 12.78 R$ per Unit BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures 12/31/2016 Shares Preferred PNA Stock Exchange 35,519,983,787.00 23.24 27.84 15.55 R$ per Unit

18.5 - Description of other securities issued in Brazil Securities Bonds Identification of securities Private Bonds Date of issue 08/19/2015 Quantity (Units) 3,000 Overall nominal value (Reais) R$ 3,000,000,000.00 Restricted circulation No Debtor balance outstanding on the closing date of the last reporting period R$ 2,295,755,222.26 Convertibility No Possibility of redemption Vale may, as from the 12th month counting from the date of issue, early redeem the bonds, in whole or in part, without the incidence of any fine or premium. Characteristics of the securities Simple, not to bearer, unsecured bonds, in a single series, with compensatory interest of 101% on the cumulative variation of the DI Rate and maturity on August 19, 2021. Conditionsformodifyingrights assured by these securities Any modifications to the conditions of the bonds shall depend on the approval of the bondholders who represent, at least, half of the bonds in circulation. Other relevant characteristics Maturity date: August 19, 2021 Main Events of Early Maturity: The maturity of the bonds shall occur in case of: I. Failure to comply with a pecuniary obligation due to the bondholder under the terms of the Indenture, not remedied within 30 business days from the date of such failure; II. Failure to comply with a material obligation provided by the Indenture, not remedied within 30 business days of the date when the failure by the bondholder was notified; III. Adjudication of court-supervised reorganization or submission to any creditor or class of creditors of a request to renegotiate the out-of-court reorganization plan, prepared by Vale; IV. Dissolution, liquidation, insolvency, filing for voluntary bankruptcy or adjudication of bankruptcy of Vale; V. Reduction of the capital stock of Vale, without the prior consent of the bondholder; VI. Early maturity of any financial obligations to which Vale is subject, in the local or international market, at an individual amount exceeding R$ 500,000,000.00; and VII. Performance of any corporate reorganization, including merger (in the cases in which Vale is the absorbed company), consolidation or spin-off of Vale, without the prior consent of the bondholder. Interest: 101% of the DI Rate Warranty: None. In the absence of a warranty, is the credit unsecured or subordinate: Unsecured. Any restrictions imposed on the issuer in relation to:  the distribution of dividends: None. the disposition of certain assets: None. the contracting of new debts: None.

Securities 8th Issue of Debentures Identification of securities Bonds Date of issue 01/15/2014 Quantity (Units) 1,000,000 Overall nominal value (Reais) R$ 1,000,000,000.00 Restricted circulation No Debt balance outstanding on the closing date of the last accounting period R$ 1,413,260,936.29 Convertibility No Possibility of redemption In case it is legally permitted to early redeem the Bonds, under the terms of the applicable legislation, including by virtue of the regulation, by the National Monetary Council, on the possibility of redemption provided by Law 12,431, Securities 9th Issue of Debentures Identification of securities Bonds Date of issue 08/15/2015 Quantity (Units) 1,000,000 Overall nominal value (Reais) R$ 1,350,000,000.00 Restricted circulation No Debtor balance outstanding on the closing date of the last accounting period R$ 1,623,647,808.96 Convertibility No Possibility of redemption In case it is legally permitted to early redeem the Bonds, under the terms of the applicable legislation, including by virtue of the regulation, by the National Monetary Council, on the possibility of redemption provided by Law 12,431, the Company may, at its exclusive discretion, make an optional early redemption offer, total or partial, for the Bonds in circulation, generally or by series, with the cancellation of such Bonds, which shall be addressed to all Bondholders in equal conditions. Characteristics of the securities By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form. Conditionsformodifyingrights assured by these securities Any modifications to the main conditions of the bonds shall depend on the approval of the bondholders who represent, at least, 90% of the Bonds in circulation. Other relevant characteristics The bonds were subject to a public offering made by the Company in Brazil, under the terms of CVM Instruction 400. For information regarding the number of investors in this security, please refer to item 18.12. the issuance of new securities: None. the performance of corporate operations involving the issuer, its parent or controlled companies: consists of the hypothesis of early maturity, the performance of any corporate reorganization, including merger (in the cases in which Vale is the absorbed company), consolidation or spin-off of the Issuer, without the prior consent of the Bondholders. Trustee: None.

Securities BNDESPAR Debentures - 1st Issue Quantity 66,510 Overall nominal value R$ 665,100,000.00 Debit balance outstanding on the R$ 530,354,445.78 Securities Bonds Identification of securities Participation Bonds (CVRDA6, CVRDB6, CVRDC6, CVRDD6) Date of issue 07/08/1997 Quantity (Units) 388,559,056 Overall nominal value (Reais) 3,885,590.56 Restricted circulation No Debt balance outstanding on the closing date of the last accounting period R$ 5,453,533,186.88 Convertibility No Possibility of redemption No Characteristics of the securities Single series. Book-Entry, Not to Bearer. Update of the par value according to the IGP-M variation. The participation bonds are traded in the secondary market with the SND - National Bonds System administered by ANDIMA - National Association of the Open Market Institutions and operationalized by CETIP since October 2002. The CETIP codes of the bonds are CVRDA6, CVRDB6, CVRDC6 and CVRDD6. The ISIN number of the bonds is BRVALEDBS028. Conditionsformodifyingrights assured by these securities Any modifications to the conditions of the bonds shall depend on the approval of the bondholders who represent the absolute majority of the bonds in circulation. The maturity of the bonds shall occur in the case of extinction of the whole mining rights object of the Indenture, including by reason of the depletion of the mineral reserves listed or those that may replace them. In this case, the Issuer (Vale) undertakes to proceed with the liquidation of the bonds that are in circulation at their updated par value according to the provisions of the Indenture, with no premium. Other relevant characteristics Due to restrictions of the system, “Other relevant features” are available in item 18.12 of this Reference Form. the Company may, at its exclusive discretion, make an optional early redemption offer, total or partial, for the Bonds in circulation, generally or by series, with the cancellation of such Bonds, which shall be addressed to all Bondholders in equal conditions. Characteristics of the securities By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form. Conditionsformodifyingrights assured by these securities Any modifications to the main conditions of the bonds shall depend on the approval of the bondholders who represent, at least, 90% of the Bonds in circulation. Other relevant characteristics The bonds were subject to a public offering made by the Company in Brazil, under the terms of CVM Instruction 400. For information regarding the number of investors in this security, please refer to item 18.12.

closing date of the last accounting period Date of issue 12/17/2007 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None. Possibility of redemption I. Redemption hypotheses: Vale shall early redeem the entirety (and no less than the entirety) of the bonds in circulation within 30 days counted from the occurrence of the following events: a) termination of the sub-concession contract entered into between Vale Engenharia, Construções e Ferrovias S.A., a government company, under the form of a corporation, linked to the Ministry of Transportation, and the FNS for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS, resulting from caducity, nationalization, termination, settlement between the parties, annulment of the sub-concession or concession or declaration of the nullity of the administrative bidding procedure; and b) intervention, by the Government, in the sub-concession or in the concession for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS granted upon the FNS. II. Formula for calculating the redemption value: On the redemption payment date, Vale shall liquidate the bonds that are still in circulation, at their unitary non-amortized par value, added by the non-amortized capitalized amount, as well as the compensatory interest biannually capitalized on the 15th day of the months of June and December of each year for the grace period of 4 years counted from the date of issue and not yet amortized and the compensation at the amount of 0.8% per year above the TJLP, incident up to such date (“Redemption Value”). The Redemption Value shall be added by a percentage of 20% in case (i) the termination mentioned in item “a” above results from the caducity of the concession or the sub-concession or also (ii) when the annulment of the aforementioned concession or sub-concession results from an act attributable to Vale Logística or the FNS, as determined by an administrative proceeding. Characteristics of the securities By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form.

Securities BNDESPAR Debentures - 2nd Issue Quantity 38,520 bonds Overall nominal value R$ 385,200,000.00 Debit balance outstanding on the closing date of the last accounting period R$ 307,160,626.24 Date of issue 10/15/2009 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses: Vale shall early redeem the entirety (and no less than the entirety) of the bonds in circulation within thirty (30) days counted from the occurrence of the following events: a) termination of the sub-concession contract entered into between Vale Engenharia, Construções e Ferrovias S.A., a government company, under the form of a corporation, linked to the Ministry of Transportation, and the FNS for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS, resulting from caducity, nationalization, termination, settlement between the parties, annulment of the sub-concession or concession or declaration of the nullity of the administrative bidding procedure; and b) intervention, by the Government, in the sub-concession or in the concession for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS granted upon the FNS. II. Formula for calculating the redemption value: On the redemption payment date, Vale shall liquidate the bonds that are still in circulation, at their unitary non-amortized par value, added by the non-amortized capitalized amount, as well as the compensatory interest biannually capitalized on the 15th day of the months of June and Conditionsformodifyingrights assured by these securities Any modifications to the conditions of the Bonds in this issuance shall depend on the approval of the bondholders who represent, at least, 50% plus 1 Bond of the Bonds in circulation. For the purposes of establishing a quorum, any bonds that may be owned by Vale shall be excluded from the number of Bonds. Other relevant characteristics VALE and BNDESPAR entered into, on June 23, 2015, an amendment to said indenture, so as to exclude (i) the possibility to exchange the Bonds with shares issued by the VLI, as well as exclude the entirety of obligations of the VLI and FNS included in said indenture, granting on BNDESPAR, free of charge, options to purchase a given quantity of common shares issued by the VLI and owned by Vale.

Securities BNDESPAR Debentures - 3rd Issue Quantity 35,712 bonds Overall nominal value R$ 357,120,000.00 Debit balance outstanding on the closing date of the last accounting period R$ 284,769,477.79 Date of issue 06/09/2011 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None. Possibility of redemption I. Redemption hypotheses: Vale shall early redeem the entirety (and no less than the entirety) of the bonds in circulation within thirty (30) days counted from the occurrence of the following events: a) termination of the sub-concession contract entered into between Vale Engenharia, Construções e Ferrovias S.A., a government company, under the form of a corporation, linked to the Ministry of Transportation, and the FNS for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS, resulting from caducity, nationalization, termination, settlement between the parties, annulment of the sub-concession or concession or declaration of the nullity of the administrative bidding procedure; and b) intervention, by the Government, in the sub-concession December of each year for the grace period of 4 years counted from the date of issue and not yet amortized and the compensation at the amount of 0.8% per year above the TJLP, incident up to such date (“Redemption Value”). The Redemption Value shall be added by a percentage of 20% (twenty percent) in case (i) the termination mentioned in item “a” above results from the caducity of the concession or the sub-concession or also (ii) when the annulment of the aforementioned concession or sub-concession results from an act attributable to Vale Logística or the FNS, as determined by an administrative proceeding. Characteristics of the securities By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form. Conditionsformodifyingrights assured by these securities Any modifications to the conditions of the Bonds in this issuance shall depend on the approval of the bondholders who represent, at least, 50% plus 1 Bond of the Bonds in circulation. For the purposes of establishing a quorum, any bonds that may be owned by Vale shall be excluded from the number of Bonds. Other relevant characteristics VALE and BNDESPAR entered into, on June 23, 2015, an amendment to said indenture, so as to exclude (i) the possibility to exchange the Bonds with shares issued by the VLI, as well as exclude the entirety of obligations of the VLI and FNS included in said indenture, granting on BNDESPAR, free of charge, options to purchase a given quantity of common shares issued by the VLI and owned by Vale.

 or in the concession for the administration and exploration of the public railway cargo transportation service in the Northern and Southern Railroad - FNS granted upon the FNS. II. Formula for calculating the redemption value: On the redemption payment date, Vale shall liquidate the bonds that are still in circulation, at their unitary non-amortized par value, added by the non-amortized capitalized amount, as well as the compensatory interest biannually capitalized on the 15th day of the months of June and December of each year for the grace period of 4 years counted from the date of issue and not yet amortized and the compensation at the amount of 0.8% per year above the TJLP, incident up to such date (“Redemption Value”). The Redemption Value shall be added by a percentage of 20% (twenty percent) in case (i) the termination mentioned in item “a” above results from the caducity of the concession or the sub-concession or also (ii) when the annulment of the aforementioned concession or sub-concession results from an act attributable to Vale Logística or the FNS, as determined by an administrative proceeding. Characteristics of the securities By virtue of the system restrictions, the “Characteristics of the Securities” are available in item 18.12 of this Reference Form. Conditionsformodifyingrights assured by these securities Any modifications to the conditions of the Bonds in this issuance shall depend on the approval of the bondholders who represent, at least, 50% plus 1 Bond of the Bonds in circulation. For the purposes of establishing a quorum, any bonds that may be owned by Vale shall be excluded from the number of Bonds. Other relevant characteristics VALE and BNDESPAR entered into, on June 23, 2015, an amendment to said indenture, so as to exclude (i) the possibility to exchange the Bonds with shares issued by the VLI, as well as exclude the entirety of obligations of the VLI and FNS included in said indenture, granting on BNDESPAR, free of charge, options to purchase a given quantity of common shares issued by the VLI and owned by Vale.

18.5-A - Number of holders of each type of security described in item 18.5, as determined at the end of the previous year, which are: (i) individuals; (ii) legal entities; (iii) institutional investors. Justification for not completing the table: Due to restrictions of the system, the information regarding this item was inserted in item 18.12 of this Reference Form.

18.6 - Brazilian markets in which securities are admitted to trading The main trading market of common shares with no par value of the Company is B3 S.A. - Brasil, Bolsa, Balcão (“B3”), being traded in the segment of Novo Mercado, under the code VALE3. The Company’s bonds are registered for trading in the secondary market through (i) NoMe - Novo Mercado system , in CETIP UTVM segment, and (ii) PUMA Trading System - Unified Multi Asset Platform; both administered and operationalized by B3 – Brasil Bolsa Balcão.

18.7 - Information on the class and type of security accepted for trading in foreign markets Securities Common shares Identification of securities XVALO Country: Spain Security market LATIBEX Market managing entity Madrid Stock Exchange Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last financial year 0.02% Date of admission to trading 02/08/2000 Start date of listing 02/08/2000 Business segment Yes Trading Segment Description Stock Exchange Proportion of certificates of deposit abroad in relation to each class and type of shares Yes Description of the proportion of certificates of deposit abroad in relation to each class and type of shares Each XVALO corresponds to one common share issued by the Company. Custodian bank No Description of the Custodian Bank N/A Custodian institution No Description of the Custodian institution N/A Securities Bonds Identification of Securities VALE26 (reopening) Country: United States of America Security market New York Stock Exchange Market managing entity Securities Exchange Commission - SEC Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00 Date of admission to trading 02/06/2017 Start date of listing 02/06/2017 Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Yes Securities Bank of New York Identification of Securities VALE26 Country: United States of America Security market New York Stock Exchange Market managing entity Securities Exchange Commission - SEC Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00 Date of admission to trading 08/10/2016 Start date of listing 08/10/2016 Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No

Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Bank of New York Securities Bonds Identification of Securities VALE21 Country: United States of America Security market New York Stock Exchange Market managing entity Securities Exchange Commission - SEC Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00 Date of admission to trading 06/07/2016 Start date of listing 06/07/2016 Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Bank of New York Securities Bonds Identification of Securities VALE42 Country: United States of America Security market New York Stock Exchange Market managing entity Securities Exchange Commission - SEC Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00 Date of admission to trading 09/11/2012 Start date of listing 09/11/2012 Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Bank of New York Securities Bonds Identification of Securities VALE22 (reopening) Country: United States of America Security market New York Stock Exchange Market managing entity Securities Exchange Commission - SEC Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00 Date of admission to trading 04/04/2012 Start date of listing 04/04/2012

Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Bank of New York Securities Bonds Identification of Securities VALE22 Country: United States of America Security market New York Stock Exchange Market managing entity Securities Exchange Commission - SEC Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00 Date of admission to trading 01/11/2012 Start date of listing 01/11/2012 Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Bank of New York Securities Bonds Identification of Securities VALE39 (reopening) Country: United States of America Security market New York Stock Exchange Market managing entity Securities Exchange Commission - SEC Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00 Date of admission to trading 10/11/2009 Start date of listing 10/11/2009 Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Bank of New York Securities Bonds Identification of Securities CVRD39 Country: United States of America Security market New York Stock Exchange Market managing entity Securities Exchange Commission - SEC

Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00 Date of admission to trading 11/10/2009 Start date of listing 10/11/2009 Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Bank of New York Securities Bonds Identification of Securities CVRD36 Country: United States of America Security market New York Stock Exchange Market managing entity Securities Exchange Commission - SEC Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00 Date of admission to trading 11/21/2006 Start date of listing 11/21/2006 Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Bank of New York Securities Bonds Identification of Securities CVRD34B Country: United States of America Security market New York Stock Exchange Market managing entity Securities Exchange Commission - SEC Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00 Date of admission to trading 11/02/2005 Start date of listing 11/02/2005 Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Bank of New York Securities Bonds

Identification of Securities CVRD34 Country: United States of America Security market New York Stock Exchange Market managing entity Securities Exchange Commission - SEC Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00 Date of admission to trading 01/15/2004 Start date of listing 01/15/2004 Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Bank of New York Securities Bonds Identification of Securities INCO2032 Country: United States of America Security market New York Stock Exchange Market managing entity Securities Exchange Commission - SEC Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00 Date of admission to trading 09/23/2002 Start date of listing 09/23/2002 Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Bank of New York Securities American Depositary Shares (ADSs) / American Depositary Receipts (ADRs) Identification of Securities VALE Country: United States of America Security market New York Stock Exchange Market managing entity Securities Exchange Commission - SEC Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 25.45% Date of admission to trading 03/15/2000 Start date of listing 03/15/2000 Business segment Yes Trading Segment Description Stock Exchange Proportion of certificates of deposit abroad in relation to each class and type of shares Yes Description of the proportion of certificates of deposit abroad in relation to each class and type of shares Each ADS VALE corresponds to one common share issued by the Company.

Custodian bank Yes Description of the Custodian Bank Citibank N.A. Custodian institution No Description of the Custodian Institution N/A Securities American Depositary Shares (ADSs) / American Depositary Receipts (ADRs) Identification of Securities VALE3 Country: France Security market Euronext Paris Market managing entity French Autorité des Marches Financiers (AMF) Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.001% Date of admission to trading 07/21/2008 Start date of listing 07/21/2008 Business segment Yes Trading Segment Description Stock Exchange Proportion of certificates of deposit abroad in relation to each class and type of shares Yes Description of the proportion of certificates of deposit abroad in relation to each class and type of shares Each ADS VALE3 corresponds to one common share issued by the Company. Custodian bank No Description of the Custodian Bank N/A Custodian institution No Description of the Custodian Institution N/A Securities Eurobond Identification of Securities VALE23 Country: Luxembourg Security market Luxembourg Stock Exchange Market managing entity Commission of La Suvelliance Du Secteur Financier Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00 Date of admission to trading 07/10/2012 Start date of listing 07/10/2012 Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Bank of New York Securities Eurobond Identification of Securities VALE23 Country: Luxembourg Security market EuroMTF Market managing entity Commission of La Suvelliance Du Secteur Financier Percentage of trading volume abroad in relation to the total trading volume of each class and type in the last accounting year 0.00

Date of admission to trading 07/10/2012 Start date of listing 07/10/2012 Business segment No Trading Segment Description N/A Proportion of certificates of deposit abroad in relation to each class and type of shares No Description of the proportion of certificates of deposit abroad in relation to each class and type of shares N/A Custodian bank Yes Description of the Custodian Bank Bank of New York Custodian institution Yes Description of the Custodian Institution Bank of New York

18.8. Bonds issued abroad Securities Securities Deposit Certificates Identification of securities ADS (American Depositary Shares) VALE Jurisdiction United States Date of issue 03/15/2002 Quantity (Units) 1,211,272,764 Overall nominal value (Reais) 61,989,548,497.00 Restricted circulation No Debit balance outstanding on the closing date of the last accounting period 0.00 Convertibility Yes Condition of convertibility and effects on capital stock 1 ADS VALE corresponds to one common share issued by the Company, and the conversion does not have any effect on the capital stock. Possibility of redemption No Characteristics of the securities - Conditions for changing the rights guaranteed by such securities None. Other relevant characteristics The ADS VALE are traded at the New York Stock Exchange (NYSE), with the code VALE. The ADS are represented by ADR (American depositary receipts) issued by the depositary, Citibank N.A. Each ADS VALE corresponds to one common share issued by the Company. In the field “Quantity" above, the outstanding ADSs were considered as of December 31, 2018. The "Global Nominal Value" above was determined considering the number of ADSs informed, the closing price of the ADSs on December 31, 2018, observing the conversion rate for Reais on such date.

18.9 - Public offerings of distribution made by the issuer or by third parties, including controllers and affiliated and controlled companies, related to the issuer's securities For information on issues of Vale's subsidiaries and affiliates, see item 18.12. 2018 Not applicable, given that in the referred to reporting period no public offerings of distribution were made by Vale S.A. or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities. 2017 Not applicable, given that in the referred to reporting period no public offerings of distribution were made by Vale S.A. or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities. 2016 Not applicable, given that in the referred to reporting period no public offerings of distribution were made by Vale S.A. or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities. For more information on these issues, see item 18.5 of this Reference Form.

18.10 - Public Offering of Distribution of Securities a. how the resources resulting from the offer were used For information on issues of Vale's subsidiaries and affiliates, see item 18.12. 2018 Not applicable, given that in the referred to reporting period no public offerings of distribution were made by the Company or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities. 2017 Not applicable, given that in the referred to reporting period no public offerings of distribution were made by the Company or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities. 2016 Not applicable, given that in the referred to reporting period no public offerings of distribution were made by the Company or by a third party, including controllers and affiliated and controlled companies, related to the Company's securities. For more information on these issues, see item 18.5 of this Reference Form. b. if there were significant deviations between the effective application of resources and the application proposals disclosed in the prospectus of the respective distribution There were no material deviations between the effective application of the resources and the application proposals disclosed in the prospectus of the respective distribution. c. if there were deviations, the reasons for such deviations Not applicable, as there were no deviations.

18.11 - Description of the acquisition public offerings made by the issuer related to shares issued by third parties In the last 3 (three) reporting periods, there were no acquisition public offerings made by the Company related to shares issued by third parties.

18.12 - Other relevant information Further clarifications to Item 18.5 In relation to the information required by Item 18.5-A of Annex 24 of CVM Instruction No. 480/09, the Company clarifies that, despite efforts to do so, it was not possible to obtain segregation among classes of investors for all securities listed in Item 18.5 of this Reference Form with the institutions responsible for this control, due to the inexistence of systems currently reporting reports covering such information. Nevertheless, for the Debentures of the 9th Issue, Debentures of the 8th Issue and Participative Debentures (CVRDA6, CVRDB6, CVRDC6, CVRDD6), it was possible to obtain from the institutions responsible for this control the total number of investors by security, as described in table below: and / or institutional investors) Additional Information to Items 18.1, 18.7 and 18.8 Preferred Shares Due to restrictions of the system, additional information about the class E preferred shares issued by the Company is provided below: Right to dividends Preferred shares of special class (golden shares) are entitled to the following rights: a) priority in receiving dividends mentioned in paragraph 5 of Article 5 of Vale's Articles of Incorporation corresponding to (i) at least 3% of the net worth of the share, based on the financial statements that served as reference for the payment of dividends or (ii) 6% calculated on the portion of the capital formed by that class of share, whichever is the greater between them; b) the right to participate in profit distribution, on equal terms with the common shares, once these have been guaranteed a dividend equal to the minimum priority established in accordance with item "a" above; and c) the right to participate in any premiums, on equal terms with the common shares, observing the priority established for the distribution of dividends. According to the Articles of Incorporation, at least 25% of the annual net profits, adjusted according to the law, shall be used to pay dividends. Description of restricted voting Golden shares have the same political rights as the common shares, except for the vote for the election of the members of the Board of Directors, which will only be guaranteed to the golden shares in the cases provided for in Paragraph 4 and Paragraph 5 of Article 141 of the Brazilian Business Corporations Act. Golden shares are also guaranteed the right to elect and remove a member of the Audit Committee and the respective alternate. The golden shares also have a right of veto on the following matters: (i) alteration of the company name; (ii) change of registered office; (iii) change in the corporate purpose with regard to mineral exploration; (iv) liquidation of Vale; (v) disposal or closure of the activities of any or all of the following stages of Vale's integrated iron ore system: (a) mineral deposits, fields, mines; (b) railways; (c) ports and maritime terminals; (vi) any modification of the rights attributed to the species and classes of shares issued by Vale provided for in the Articles of Incorporation; and (vii) any modification of article 7 of the Articles of Incorporation or any of the other rights granted in the Articles of Incorporation to the golden shares. The golden shares will acquire the full and unrestricted exercise of the voting right if the company fails to pay, for a period of three consecutive fiscal Securities Number of Investors (individuals, legal entities 9th Issue of Debentures 41 8th Issue of Debentures 6,431 Participation Bonds (CVRDA6, CVRDB6, CVRDC6, CVRDD6) 30,937

years, the minimum dividends conferred upon the golden shares, to which they are entitled pursuant to §5, Article 5, of the Company's Articles of Incorporation. Corporate Restructuring On November 27th, 2017, dissenting shareholders who exercised their withdrawal rights received the reimbursement amount and, as of said date, all shares issued by Vale under negotiation at B3 became common, with the exception of 12 special class preferred shares held by the Federal Government. For further information, refer to item 15.7 of this Reference Form. Golden Shares Regarding the description of right to dividends, special class (golden shares) preferred shares are entitled to the following rights: a) priority in receiving dividends mentioned in paragraph 5 of Article 5 of Vale's Articles of Incorporation corresponding to (i) at least 3% of the net worth of the share, based on the financial statements that served as reference for the payment of dividends or (ii) 6% calculated on the portion of the capital composed by that class of share, whichever is the greater between them; b) the right to participate in profit distribution, on equal terms with the common shares, once these have been guaranteed a dividend equal to the minimum priority established in accordance with item "a" above; and c) the right to participate in any bonus, on equal terms with the common shares, observing the priority established for the distribution of dividends. According to the Articles of Incorporation, at least 25% of the annual net profits, adjusted according to the law, shall be used to pay dividends. Regarding the restricted voting description, golden shares have the same political rights as the common shares, except for the vote for the election of the members of the Board of Directors, which will only be guaranteed to the golden shares in the cases provided for in Paragraph 4 and Paragraph 5 of Article 141 of the Brazilian Business Corporations Act. Golden shares are also guaranteed the right to elect and remove a member of the Audit Committee and the respective alternate. The golden shares also have a right of veto on the following matters: (i) alteration of the company name; (ii) change of registered office; (iii) change in the corporate purpose with regard to mineral exploration; (iv) liquidation of Vale; (v) disposal or closure of the activities of any or all of the following stages of Vale's integrated iron ore system: (a) mineral deposits, fields, mines; (b) railways; (c) ports and maritime terminals; (vi) any modification of the rights attributed to the species and classes of shares issued by Vale provided for in the Articles of Incorporation; and (vii) any modification of article 7 of the Articles of Incorporation or any of the other rights granted in the Articles of Incorporation to the golden shares. The golden shares will acquire the full and unrestricted exercise of the voting right if the company fails to pay, for a period of three consecutive fiscal years, the minimum dividends conferred upon the golden shares, to which they are entitled pursuant to §5, Article 5, of the Company's Articles of Incorporation. Additional Information to Item 18.4 As the class A preferred shares are no longer traded, we hereby clarify that the amounts included in item 18.4 referring to class A preferred shares refer to the period up to November 24, 2017. Additional Information to Item 18.5 Due to restrictions of the system, additional information about the securities issued by the Company is provided below: Securities 9th Issue of Debentures Characteristics of the securities Simple, nominative and book-entry unsecured debentures, in 2 series, of which: (i) the 1st series consists of 800,000 debentures, adjusted for IPCA, with remuneration interest of 6.6232% p.a., and maturity on 08/15/2020; (ii) 2nd series consisting of 550,000 debentures, adjusted for IPCA, with remuneration interest of 6.6252% p.a., and maturity on 08/15/2022. Main Events of Automatic Early Maturity: I. default of pecuniary obligation due to the Debenture Holders pursuant to terms of the Deed of Issue, not remedied within 2 business days of the date of default; II. any form of transfer or promise to transfer to third parties, in whole or in part, by the Company, of any of its obligations under terms of the Deed of Issuance, unless previously authorized by Debenture holders representing at least 90% of the outstanding Debentures; III. liquidation, dissolution or termination of the Company, except if liquidation, dissolution and/or extinction results from an operation that does not constitute an Event of Default, in the terms permitted by item VII of "Non-Automatic Early Maturity Events"; and other events provided for in the Deed of Issue. Main Events of Non-Automatic Early Maturity: I. default by the Company of any non-pecuniary obligation set forth in the Deed of Issue, not remedied within 60 days of the date of default, except when there is a specific cure period or for any of the other Default Events as defined in the Deed of Issue); II. reduction of the Company's capital stock, unless previously authorized by Debenture Holders representing at least a majority of the outstanding Debentures; III. change in the Company's corporate purpose, provided that, as a result, the Company ceases to carry out mining activities; IV. evidence that any of the statements provided by the Company in the Deed of Issue is false or incorrect in any material respect; V. occurrence of default by the Company or Relevant Subsidiary, which is not remedied, of any contract, instrument or document evidencing Indebtedness (as defined in the Deed of Issue) outstanding in an amount equal to or greater than R$ 250,000,000.00, updated annually by the IGPM, or its equivalent in other currencies, provided that such default results in the effective expiration of said Indebtedness; VI. bankruptcy of the Company and/or any relevant subsidiary (as defined in the Deed of Issue); (b) request for self-financing formulated by the Company and/or any relevant subsidiary; (c) bankruptcy petition of the Company and/or any relevant subsidiary, formulated by third parties, not elided within the legal term; or (d) request for judicial recovery or extrajudicial recovery of the Company and/or any relevant subsidiary, regardless of the granting of the respective request, and other events provided for in the Deed of Issue. Any restrictions imposed on the issuer in relation to: the distribution of dividends: None. the disposition of certain assets: Vale may not dispose of all or substantially all of its assets or mining properties unless (a) previously authorized by Debenture Holders representing at least a majority of the outstanding Debentures; or (b) it has been ensured to the Debenture

Securities 8th Issue of Debentures Characteristics of the securities Due to restrictions of the system, the characteristics are available in item 18.12 of this Reference Form. Simple, nominative and book-entry unsecured debentures, in 4 series, of which: (i) the 1st series consists of 600,000 debentures, adjusted by the IPCA, with remuneration interest of 6.46% p.a., and maturing on 01/15/ 2021; (ii) the 2nd series comprising 150,000 debentures, adjusted by the IPCA, with remuneration interest of 6.57% p.a., and maturity on January 15, 2024; (iii) 3rd series consisting of 100,000 debentures, adjusted for IPCA, with remuneration interest of 6.71% p.a., and maturity on 01/15/ 2026; and (iv) the 4th series comprised of 150,000 debentures, adjusted for the IPCA, with remuneration interest of 6.78% p.a., and maturity on 01/15/2029. Main Events of Automatic Early Maturity: I. default of pecuniary obligation due to debenture holders pursuant to the terms of the Deed of Issue, not remedied within 2 Holders who so desire, in compliance with the terms and time limits of the Deed of Issue, to redeem the Debentures they hold, or (c) to comply with and fulfill all requirements set forth in the Deed of Issuance, which include, but is not limited to, the consent to and fulfillment of all obligations contained in the Deed of Issue by the company receiving the assets to the contracting of new debts: None. the issuance of new securities: None. to carry out corporate transactions involving the issuer, its controllers or subsidiaries: they consist of early maturity events: (a) reduction of the Company's capital stock, unless previously authorized by the debenture holders, (b) transformation of the Company's corporate form by shares to limited company, (c) merger, incorporation (only when the Company is merged) or incorporation of shares (only when the shares issued by the Company are merged) of the Company, except upon the approval of the Debenture Holders or pursuant to the terms set forth in the Deed of Issue; (d) change in the Company's corporate purpose, provided that, as a result, the Company ceases to engage in mining activities Fiduciary Agent: Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários. Main contractual obligations: (i) to monitor the periodicity in the provision of mandatory information, alerting the Debenture Holders of any omissions or untruths contained in such information; (ii) issue an opinion on the adequacy of the information on the proposed changes to the terms of the Debentures; (iii) request, when necessary, an extraordinary audit at the Company; and (iv) to convene, when necessary, a general meeting of Debenture Holders.

 business days of the date of default; II. any form of transfer or promise to transfer to third parties, in whole or in part, by the Company, of any of its obligations under the terms of Deed of Issuance, unless previously authorized by Debenture holders representing at least 90% of the outstanding Debentures; III. liquidation, dissolution or termination of the Company, except if liquidation, dissolution and/or extinction results from an operation that does not constitute an Event of Default, in the terms permitted by item VII of "Non-Automatic Early Maturity Events"; and other events provided for in the Deed of Issue. Main Events of Non-Automatic Early Maturity: I. default by the Company of any non-pecuniary obligation set forth in the Deed of Issue, not remedied within 60 days of the date of default, except when there is a specific cure period or for any of the other Default Events as defined in the Deed of Issue); II. reduction of the Company's capital stock, unless previously authorized by Debenture Holders representing at least a majority of the outstanding Debentures; III. change in the Company's corporate purpose, provided that, as a result, the Company ceases to carry out mining activities; IV. evidence that any of the statements provided by the Company in the Deed of Issue is false or incorrect in any material respect; V. occurrence of default by the Company or Relevant Subsidiary, which is not remedied, of any contract, instrument or document evidencing Indebtedness (as defined in the Deed of Issue) outstanding in an amount equal to or greater than R$ 250,000,000.00, updated annually by the IGPM, or its equivalent in other currencies, provided that such default results in the effective expiration of said Indebtedness; VI. bankruptcy of the Company and/or any relevant subsidiary (as defined in the Deed of Issue); (b) request for self-financing formulated by the Company and/or any relevant subsidiary; (c) bankruptcy petition of the Company and/or any relevant subsidiary, formulated by third parties, not elided within the legal term; or (d) request for judicial recovery or extrajudicial recovery of the Company and/or any relevant subsidiary, regardless of the granting of the respective request, and other events provided for in the Deed of Issue. Any restrictions imposed on the issuer in relation to: the distribution of dividends: None. the disposition of certain assets: Vale may not dispose of all or substantially all of its assets or mining properties unless (a) previously authorized by Debenture Holders representing at least a majority of the outstanding Debentures; or (b) it has been ensured to the Debenture Holders who so desire, in compliance with the terms and time limits of the Deed of Issue, to redeem the Debentures they hold, or (c) to comply with and comply with all requirements set forth in the Deed of Issuance, which include, but are not limited to, the agreement and fulfillment of all obligations contained in the Deed of Issue

Securities BNDESPAR Debentures - 1st Issue Characteristics of the securities Due to restrictions of the system, the characteristics are available in item 18.12 of this Reference Form. Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A. The operation is intended to finance the expansion project of Ferrovia Norte Sul. I. Date of Maturity: 12/17/2027 II. Early Maturity Assumptions: In addition to the hypotheses set forth in Articles 39, 40 and 47-A of the Provisions Applicable to the BNDES Contracts, the Debenture Holders may declare early maturity of all the Debentures and require the payment, by Vale, of the debt related to the debit balance of the Debentures, plus interest and other charges incurred up to the date of payment, at the occurrence of the following events, among others: (a) noncompliance by Vale of any pecuniary obligation related to the Debentures, not remedied within a period of up to 10 business days as of the respective maturity date; (b) Vale's bankruptcy petition filed by third parties not elided by Vale within the legal deadline, request for a by the company receiving the assets to the contracting of new debts: None. the issuance of new securities: None. to carry out corporate transactions involving the issuer, its controllers or subsidiaries: they consist of early maturity events: (a) reduction of the Company's capital stock, unless previously authorized by the debenture holders, (b) transformation of the Company's corporate form by shares to limited company, (c) merger, incorporation (only when the Company is merged) or incorporation of shares (only when the shares issued by the Company are merged) of the Company, except upon the approval of the Debenture Holders or pursuant to the terms set forth in the Deed of Issue; (d) change in the Company's corporate purpose, provided that, as a result, the Company ceases to engage in mining activities Fiduciary Agent: Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários. Main contractual obligations: (i) to monitor the periodicity in the provision of mandatory information, alerting the Debenture Holders of any omissions or untruths contained in such information; (ii) issue an opinion on the adequacy of the information on the proposed changes to the terms of the Debentures; (iii) request, when necessary, an extraordinary audit at the Company; and (iv) to convene, when necessary, a general meeting of Debenture Holders.

 judicial or extrajudicial recovery formulated by Vale or, furthermore, the bankruptcy of Vale; (c) dissolution and liquidation of VALE; (d) the failure to comply with any non-pecuniary obligation provided for in the deed has not been remedied within 45 days; (f) a declaration of early maturity of any debt of VALE due to contractual default whose individual amount is equal to or greater than R$ 125,000,000.00 or whose aggregate value, in a period of 12 consecutive months, is equal to or greater than R$ 1,000,000,000.00. The amount covered by this item will be updated monthly from the Issue Date by the General Price Index - Market, published by Fundação Getúlio Vargas (IGPM); f) the inclusion in a VALE agreement or articles of a device that involves: (I) a special quorum for deliberation or approval of matters that limit or restrict Vale's control by the respective controllers; (ii) restrictions on Vale's growth capacity or its technological development; (iii) restrictions on Vale's access to new markets; or (iv) restrictions or losses on the ability to pay financial obligations arising from the deed; g) statement that Vale's statements in the deed in any material respect were false or misleading or incorrect or incomplete at the time they were declared; h) change in Vale's corporate purpose, unless previously approved by holders of debentures representing the majority of the outstanding debentures; i) if Vale approves a reduction of the capital stock with restitution to the shareholders of part of the value of the shares or the reduction of the value of the shares, if not paid, to the amount of the entries, without the previous and express approval of the holders of debentures representing the majority of the outstanding DEBENTURES; j) if (i) Vale's direct effective shareholding control is changed by any means, unless previously approved by holders of debentures representing the majority of the outstanding debentures; or (ii) Vale's indirect control is altered without observing that in the event of alteration of its indirect control, without previous and express authorization of the debenture holders, Vale undertakes to submit, within a period of two months, counting from the referred to amendment, a guarantee letter, accepted at the discretion of the debenture holders; k) non-compliance by Vale of the obligation not to provide a real guarantee with other creditors, without guarantee of the same quality being granted to this issue with the same priority of payment, unless approved in advance by holders of debentures representing the majority of the outstanding debentures; l) if Vale does not use the proceeds of the issue for capitalization of FNS, within 3 business days from the payment of the debentures; and m) in case VALE does not promote the redemption within the time frame and under the terms stated in the DEED. n) does not constitute, in the event of failure to reach the established levels, within 60 days from the date of BNDES's

Securities BNDESPAR Debentures - 2nd Issue Characteristics of the securities Due to restrictions of the system, the characteristics are available in item 18.12 of this Reference Form. Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A. The operation is intended to finance the expansion project of Ferrovia Norte Sul. II. Date of Maturity: 12/17/2027 II. Early Maturity Assumptions: In addition to the hypotheses set forth in Articles 39, 40 and 47-A of the Provisions Applicable to the BNDES Contracts, the Debenture Holders may declare early maturity of all the Debentures and require the payment, by Vale, of the debt related to the debit balance of the Debentures. Debentures, plus interest and other charges incurred up to the date of payment, at the occurrence of the following events, among others: (a) noncompliance by Vale of any pecuniary obligation related to the Debentures, not remedied within a period of up to 10 business days as of the respective maturity date; written communication, real guarantees, accepted by BNDES, in an amount corresponding to at least 130% of the value of the debt, unless in that period the levels described below are reestablished: - Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the fiscal years of 2015 and 2016 will the index of 5.5 prevail); and - adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. III. Interest: TJLP + 0.8% p.a. IV. Warranty: None. V. In the absence of a guarantee, if the credit is unsecured or subordinated: Unsecured. VI. Any restrictions imposed on the issuer in relation to: the distribution of dividends: None. the disposal of certain assets: Vale may dispose of any assets if, at its discretion, this act is desirable for the conducting of its business and does not adversely affect Vale's ability to honor its obligations under the terms of the Deed. the contracting of new debts: None. the issuance of new securities: None. the carrying out of corporate transactions involving the issuer, its controllers or subsidiaries: the hypotheses listed in items (f), (h), (i) and (j) above, are hypotheses of early maturity. VII. Fiduciary Agent: None.

 (b) Vale's bankruptcy petition filed by third parties not elided by Vale within the legal deadline, request for a judicial or extrajudicial recovery formulated by Vale or, furthermore, the bankruptcy of Vale; (c) dissolution and liquidation of VALE; (d) the failure to comply with any non-pecuniary obligation provided for in the deed has not been remedied within 45 days; (e) a declaration of early maturity of any debt of VALE due to contractual default whose individual amount is equal to or greater than R$ 125,000,000.00 or whose aggregate value, in a period of 12 consecutive months, is equal to or greater than R$ 1,000,000,000.00. The amount covered by this item will be updated monthly from the Issue Date by the General Price Index - Market, published by Fundação Getúlio Vargas (IGPM); f) the inclusion in a VALE agreement or articles of a device that involves: (I) a special quorum for deliberation or approval of matters that limit or restrict Vale's control by the respective controllers; (ii) restrictions on Vale's growth capacity or its technological development; (iii) restrictions on Vale's access to new markets; or (iv) restrictions or losses on the ability to pay financial obligations arising from the deed; g) statement that Vale's statements in the deed in any material aspect were false or misleading or incorrect or incomplete at the time they were declared; h) change in Vale's corporate purpose, unless previously approved by holders of debentures representing the majority of the outstanding debentures; i) if Vale approves a reduction of the capital stock with restitution to the shareholders of part of the value of the shares or the reduction of the value of the shares, if not paid, to the amount of the entries, without the previous and express approval of the holders of debentures representing the majority of the outstanding DEBENTURES; j) if (i) Vale's direct effective shareholding control is changed by any means, unless previously approved by holders of debentures representing the majority of the outstanding debentures; or (ii) Vale's indirect control is altered without observing that in the event of alteration of its indirect control, without previous and express authorization of the debenture holders, Vale undertakes to submit, within a period of two months, counting from the referred to amendment, a guarantee letter, accepted at the discretion of the debenture holders; k) non-compliance by Vale of the obligation not to provide a real guarantee with other creditors, without guarantee of the same quality being granted to this issue with the same priority of payment, unless approved in advance by holders of debentures representing the majority of the outstanding debentures; l) if Vale does not use the proceeds of the issue for capitalization of FNS, within 3 business days from the payment of the debentures; and m) in case VALE does not promote the redemption within the time frame and under the terms stated in the DEED.

Securities BNDESPAR Debentures - 3rd Issue Characteristics of the securities Due to restrictions of the system, the characteristics are available in item 18.12 of this Reference Form. Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A. The operation is intended to finance the expansion project of Ferrovia Norte Sul. III. Date of Maturity: 12/17/2027 II. Early Maturity Assumptions: In addition to the hypotheses set forth in Articles 39, 40 and 47-A of the Provisions Applicable to the BNDES Contracts, the Debenture Holders may declare early maturity of all the Debentures and require the payment, by Vale, of the debt related to the debit balance of the Debentures. Debentures, plus interest and other charges incurred up to the date of payment, at the occurrence of the following events, among others: n) does not constitute, in the event of failure to reach the established levels, within 60 days from the date of BNDES's written communication, real guarantees, accepted by BNDES, in an amount corresponding to at least 130% of the value of the debt, unless in that period the levels described below are reestablished: - Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the fiscal years of 2015 and 2016 will the index of 5.5 prevail); and - adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. III. Interest: TJLP + 0.8% p.a. IV. Warranty: None. V. In the absence of a guarantee, if the credit is unsecured or subordinated: Unsecured. VI. Any restrictions imposed on the issuer in relation to: the distribution of dividends: None. the disposal of certain assets: Vale may dispose of any assets if, at its discretion, this act is desirable for the conducting of its business and does not adversely affect Vale's ability to honor its obligations under the terms of the Deed. the contracting of new debts: None. the issuance of new securities: None. the carrying out of corporate transactions involving the issuer, its controllers or subsidiaries: the hypotheses listed in items (f), (h), (i) and (j) above, are hypotheses of early maturity. VII. Fiduciary Agent: None.

 (a) noncompliance by Vale of any pecuniary obligation related to the Debentures, not remedied within a period of up to 10 business days as of the respective maturity date; (b) Vale's bankruptcy petition filed by third parties not elided by Vale within the legal deadline, request for a judicial or extrajudicial recovery formulated by Vale or, furthermore, the bankruptcy of Vale; (c) dissolution and liquidation of VALE; (d) the failure to comply with any non-pecuniary obligation provided for in the deed has not been remedied within 45 days; (e) a declaration of early maturity of any debt of VALE due to contractual default whose individual amount is equal to or greater than R$ 125,000,000.00 or whose aggregate value, in a period of 12 consecutive months, is equal to or greater than R$ 1,000,000,000.00. The amount covered by this item will be updated monthly from the Issue Date by the General Price Index - Market, published by Fundação Getúlio Vargas (IGPM); f) the inclusion in a VALE agreement or articles of a device that involves: (I) a special quorum for deliberation or approval of matters that limit or restrict Vale's control by the respective controllers; (ii) restrictions on Vale's growth capacity or its technological development; (iii) restrictions on Vale's access to new markets; or (iv) restrictions or losses on the ability to pay financial obligations arising from the deed; g) statement that Vale's statements in the deed in any material respect were false or misleading or incorrect or incomplete at the time they were declared; h) change in Vale's corporate purpose, unless previously approved by holders of debentures representing the majority of the outstanding debentures; i) if Vale approves a reduction of the capital stock with restitution to the shareholders of part of the value of the shares or the reduction of the value of the shares, if not paid, to the amount of the entries, without the previous and express approval of the holders of debentures representing the majority of the outstanding DEBENTURES; j) if (i) Vale's direct effective shareholding control is changed by any means, unless previously approved by holders of debentures representing the majority of the outstanding debentures; or (ii) Vale's indirect control is altered without observing that in the event of alteration of its indirect control, without previous and express authorization of the debenture holders, Vale undertakes to submit, within a period of two months, counting from the referred to amendment, a guarantee letter, accepted at the discretion of the debenture holders; k) non-compliance by Vale of the obligation not to provide a real guarantee with other creditors, without guarantee of the same quality being granted to this issue with the same priority of payment, unless approved in advance by holders of debentures representing the majority of the outstanding debentures; l) if Vale does not use the proceeds of the issue for capitalization of FNS, within 3 business days from the payment of the debentures; and

Securities Debentures Identification of securities ParticipativeDebenture(CVRDA6,CVRDB6,CVRDC6, CVRDD6) m) in case VALE does not promote the redemption within the time frame and under the terms stated in the DEED. n) does not constitute, in the event of failure to reach the established levels, within 60 days from the date of BNDES's written communication, real guarantees, accepted by BNDES, in an amount corresponding to at least 130% of the value of the debt, unless in that period the levels described below are reestablished: - Debt to Adjusted EBITDA ratio of less than or equal to 4.5 (observing that only in relation to the calculations to be performed based on the financial results referring to the fiscal years of 2015 and 2016 will the index of 5.5 prevail); and - adjusted EBITDA ratio on Interest Expenses greater than or equal to 2.0. III. Interest: TJLP + 0.8% p.a. IV. Warranty: None. V. In the absence of a guarantee, if the credit is unsecured or subordinated: Unsecured. VI. Any restrictions imposed on the issuer in relation to: the distribution of dividends: None. the disposal of certain assets: Vale may dispose of any assets if, at its discretion, this act is desirable for the conducting of its business and does not adversely affect Vale's ability to honor its obligations under the terms of the Deed. the contracting of new debts: None. the issuance of new securities: None. the carrying out of corporate transactions involving the issuer, its controllers or subsidiaries: the hypotheses listed in items (f), (h), (i) and (j) above, are hypotheses of early maturity. VII. Fiduciary Agent: None.

Other relevant characteristics Maturity: the maturity shall occur in the case of total extinction of the mining rights object of the indenture. Main Events of Automatic Early Maturity: The Fiduciary Agent may declare to be early matured those obligations included in the indenture, regardless of notice or notification, whether judicial or extrajudicial, and request the immediate payment, by Vale, of the par value of the debenture, in case of adjudication of Vale bankruptcy. Main Events of Non-Automatic Early Maturity: Vale may not redeem the debenture, whether in whole or in part. Premiums: Applicability of premium on the net revenue related to each mineral product: (i) Iron Ore - 1.8%, (ii) Gold and Copper and Byproducts - 2.5% and (iii) other Minerals - 1%. The premiums due to the debenture holders shall be paid on a biannual basis, on March 31 and September 30 of each year. Interest: The debentures shall have their par value updated from the date of their issuance according to the variation of the General Price Index - IGP-M. Warranty: None. In the absence of a warranty, is the credit unsecured or subordinate: Subordinate, according to the provisions of paragraph 4 of article 58 of Law no. 6,404/76. Any restrictions imposed on the issuer in relation to: the distribution of dividends: None. the disposition of certain assets: None. the contracting of new debts: None. the issuance of new securities: None. performing corporate transactions involving the issuer, its controllers or subsidiaries: None. Fiduciary Agent: GDC Partners Serviços Fiduciários DTVM Ltda. The main contractual duty of the fiduciary agent is to call, whenever needed, a general meeting of debenture holders. Other Information. At the time of the first stage of the Company privatization in 1997, the Company issued participative debentures to the then-existing shareholders. The terms of the debentures were established so as to ensure that the shareholders from before the privatization, among which the Brazilian government, would participate with the Company in the future financial benefits that would derive from exploiting certain mineral resources that were not taken into account when determining the minimum purchase price of shares in the privatization. In accordance with the participative debentures indenture, their holders have the right to receive biannual payments equal to a determined percentage of the net revenues of the Company (revenues less value-added tax, transportation fee and

The following is a description of securities issued by a subsidiary of the Company: Securities Salobo Debentures Quantity 3 debentures Unit nominal value R$15,250,399.93 Overall nominal value R$76,251,999.65 Debit balance outstanding on the closing date of the last accounting period R$ 936,585,765.06 Date of issue 01/06/1997 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer The debentures have 3 subscription bonuses giving the holder the right to subscribe, each bonus, 14,465,462 preferred shares of Salobo Metais S.A. in the exercise period. The unit issue price will correspond to the result of the updated unit face value split or updated unit face value balance (after incorporation of monetary restatement and remuneration interest), as the case may be, by the total number of shares to be subscribed. Possibility of redemption None Characteristics of Debentures: I. Date of Maturity: 7 years counted after the attendance of the accumulated commercial billing of 200,000 tons of copper by Salobo Metais S.A. (5 successive annual installments, consisting of principal and interest, with the first maturity, 2 years after receiving the accumulated commercial sales of 200,000 tons of cathode copper grade A of the London Metals Exchange). II. Early Maturity Assumptions: None. III. Interest: IGP-DI + 6.5% p.a. (capitalized) IV. Warranty: Guarantee of Vale SA V. In the absence of a guarantee, if the credit is unsecured or subordinated: The debentures will be subordinated to the other creditors of the issuer VI. Any restrictions imposed on the issuer in relation to: insurance expenses related to the trading of the products) from certain identified mineral resources owned by the Company at the time of the privatization, provided that the Company exceeded defined thresholds of sales volume relating to certain mineral resources, and from the sale of the mineral rights that the Company owned at that time. The obligation of the Company to make payments to the holders of such participative debentures shall cease when the relevant mineral resources are exhausted, sold or disposed of by the Company. The holders of the participative debentures made available for withdrawal the amounts of US$ 405 million in 2016, US$ 494 million in 2017 and US$ 643 million in 2018. For information on said TAC, see item 18.12.

Additional Information on Items 18.7 and 18.8 The following is a description of Bonds issued by the Company and its subsidiaries: Securities Bonds VALE 26 Jurisdiction United States of America Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall nominal value The bonds were issued in US$, with US$ 1,000,000,000.00 issued on August 10, 2016 and US$ 1,000,000,000.00 issued through a re-opening of the existing bond on February 06, 2017, totaling US$ 2,000,000,000.00. Debit balance outstanding on the closing date of the last accounting period R$ 7,937,958,333.36 Date of issue 08/10/2016 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses: Redemption by payment of premium, of all bonds at any time, at Vale's discretion, or part of the bonds periodically. distribution of dividends: none. disposal of certain assets: none. contracting new debts: none. the issue of new securities: none. carry out corporate transactions involving the issuer, its controllers or subsidiaries: None. VII. VII. Fiduciary agent (indicate the principal terms of the agreement): None. Conditions for modifying rights assured by these securities None. Other Relevant Conditions Debentures issued by Salobo Metais S.A., privately, which were fully subscribed by the National Bank for Economic and Social Development (BNDES). Upon the issue of the shares resulting from the exercise of the subscription right, a premium will be paid in the amount corresponding to the dividends distributed to the shareholders up to that date, in proportion to the shares subscribed by BNDES or its assignee. In March 2015, the Salobo mine reached the production required to begin the flow of debt payment, under the terms described above.

 Redemption due to changes in tax legislation: if Vale is required to withhold amounts exceeding 15%, upon payment of interest on the papers, as a result of changes in Brazilian tax legislation, Vale may redeem all the bonds in advance. II. Formula for calculating the redemption value: The redemption value will be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted at the redemption date at the Treasury equivalent rate + 0.50%. Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of Bonds I. Date of Maturity: 08/10/2026 II.Early Maturity Assumptions: In the event of a default event that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of outstanding bonds, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are: lack of payment of interest, principal or premium, if any. in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, on aggregate, the value of US$ 100 million and this default results in the effective acceleration of the debt. Vale's or Vale Overseas's failure to perform or observe its covenants related to the bonds and this failure continues to occur 90 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (a) obligations to not merge or sell all or substantially any of the assets of Vale or Vale Overseas, with certain exceptions; and (b) limitations to provide real guarantees in debts, with some exceptions allowed. bankruptcy or insolvency. Vale Overseas bonds become illegal, generating the acceleration of more than US$ 100 million on aggregate. the warranty becomes invalid or unenforceable.

 III. Interest: 6.250% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: Not applicable VI. VI. Restrictions imposed on the issuer in relation to: the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. the disposition of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii). the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing. the issuance of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions as Bond VALE 2026. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt. performing corporate transactions involving the issuer, its controllers or subsidiaries: oVale Overseas and Vale may not consolidate or merge with any other company or, (a) in the case of Vale Overseas, transfer all or substantially all of its equity or assets to any other company or (b) in the case of Vale , transfer all or

Securities Bonds VALE 21 substantially all of its mining properties or assets to any other company without the consent of more than 50% of the holders of the bonds in outstanding principal amounts, unless the company formed or substantially that acquires all the assets or all the properties expressly assumes the role of successor company to all the obligations of Vale Overseas and/or Vale. oVale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands. oVale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas. oVale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of outstanding principal amounts. Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. VII. Fiduciary agent (indicate the principal terms of the agreement): Bank of New York Mellon acts as trustee, registrar, paying agent and transfer agent of the bonds under the indenture and its main function is to ensure the right of the investors. Conditions for modifying rights assured by these securities The deed permits, at any time, with certain exceptions, the modification of the rights and obligations of Vale and the investors in the bonds. Such changes may only be made by Vale and by the trustee with the consent of the majority of the holders of the bonds in outstanding principal amounts. Other Relevant Features Bonds issued through the subsidiary Vale Overseas Ltd. The bonds are rated BBB-by Standard & Poor's Rating Services, Ba3 by Moody's Investor Services, BBB low by Dominion Bond Rating Service and BBB by Fitch Ratings. The net proceeds from the issue of February 2017 were used to pay the redemption price of Vale's € 750,000,000 bonds with a coupon of 4.375% and maturing in March 2018, and for general purposes of the Company.

Jurisdiction United States of America Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall par value US$ 1,250,000,000.00 Debit balance outstanding on the closing date of the last accounting period R$ 1,092,182,098.70 Date of issue 06/07/2016 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses: Redemption by payment of premium, of all bonds at any time, at Vale's discretion, or part of the bonds periodically. Redemption due to changes in tax legislation: if Vale is required to withhold amounts exceeding 15%, upon payment of interest on the papers, as a result of changes in Brazilian tax legislation, Vale may redeem all the bonds in advance. II. Formula for calculating the redemption value: The redemption value will be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted at the redemption date at the Treasury equivalent rate + 0.50%. Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of Bonds I. Date of Maturity: 06/10/2021 II. In the event of any default occurring that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds in outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are: lack of payment of interest, principal or premium, if any. in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year): the occurrence of any default, in any operation characterized as debt, that exceeds in the aggregate amount of US$ 100 million and this default results in the effective acceleration of debt. failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 90 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations.

 These obligations include but are not limited to: (i) obligations to not merge or sell all or substantially all of the assets of Vale or Vale Overseas, with certain exceptions and (ii) limitations to provide collateral in debt operations, with some exceptions allowed. bankruptcy or insolvency. Vale Overseas bonds become illegal, generating the acceleration of more than US$ 100 million on aggregate. the warranty becomes invalid or unenforceable. III. Interest: 5.875% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: Not applicable VI. VI. Restrictions imposed on the issuer in relation to: the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. the disposal of certain assets: Vale and Vale Overseas may not, without the consent of the majority of bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: ) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all the other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas sends to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii). the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing. the issue of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds under the same terms and conditions as Bond VALE21. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt. performing corporate transactions involving the issuer, its controllers or subsidiaries: oVale Overseas and Vale may not consolidate or merge with any other company or, (a) in the case of Vale Overseas, transfer all or substantially all of its property or assets to any other company or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the bond holders of outstanding principal amounts, unless the company formed or that substantially acquires all the assets or all the properties expressly assumes the role of successor company to all obligations of Vale Overseas and/or Vale. oVale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands. oVale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas. oVale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. oVale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent (indicate the principal terms of the agreement): Bank of New York Mellon acts as trustee, registrar, paying agent and transfer agent of the bonds under the indenture and its main function is to ensure the right of the investors. Conditions for modifying rights assured by these securities The deed permits, at any time, with certain exceptions, the modification of the rights and obligations of Vale and the investors in the bonds. Such changes may only be made by Vale and by the trustee with the consent of the majority of the holders of the bonds in outstanding principal amounts. Other Relevant Features Bonds issued through the subsidiary Vale Overseas Ltd. The bonds are rated BBB-by Standard & Poor's Rating Services, Ba3 by Moody's Investor Services, BBB low by Dominion Bond Rating Service and BBB by Fitch Ratings. Vale used the net

Securities Bonds VALE42 Jurisdiction United States of America Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall par value US$ 1,500,000,000.00 Debit balance outstanding on the closing date of the last accounting period R$ 2,055,714,350.63 Date of issue 09/11/2012 Restrictions on movement None. Convertibility in shares or a right to subscribe or buy shares of the issuer None. Possibility of redemption I. Redemption hypotheses: Redemption by payment of premium, of all bonds at any time, at Vale's discretion, or part of the bonds periodically. Redemption due to changes in tax legislation: if Vale is required to withhold amounts exceeding 15%, upon payment of interest on the papers, as a result of changes in Brazilian tax legislation, Vale may redeem all the bonds in advance. II. Formula for calculating the redemption value: The redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted on the redemption date at the Treasury equivalent rate + 0.45%. Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of Bonds I. Date of Maturity: 09/11/2042 II. In the event of any default occurring that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds in outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are: lack of payment of interest, principal or premium, if any. in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year): the occurrence of any default, in any operation characterized as debt, that exceeds in the aggregate amount of US$ 100 million and this default results in the effective acceleration of debt. proceeds from said issuance for corporate purposes in general, including debt amortization.

 Vale's failure to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale receives the notice from the trustee or at least 25% of the bond holders reporting a breach of such obligations. These obligations include but are not limited to: (i) obligations to not merge or sell the total assets or a substantial part of Vale's assets, with certain exceptions and (ii) limitations to give real guarantees in debt operations, with some exceptions allowed. bankruptcy or insolvency Vale Overseas bonds become illegal, generating the acceleration of more than US$ 100 million on aggregate. the warranty becomes invalid or unenforceable. III. Interest: 5.625% per year. IV. Warranty: There is no real warranty grant. V. If the credit is unsecured or subordinated: not applicable. VI. VI. Restrictions imposed on the issuer in relation to: the distribution of dividends: There is no restriction on the distribution of dividends by Vale. the disposal of certain assets: Vale may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale sends to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii). the contracting of new debts: there is no restriction for contracting new debts by Vale. the issuance of new securities: Vale may issue, without the consent of the bond holders, new bonds under the same terms and conditions as Bond VALE42. In addition, Vale may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt. performing corporate transactions involving the issuer, its controllers or subsidiaries: Vale may not consolidate or merge with any other entity or transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of bonds of outstanding principal amounts, unless the corporation

Securities Bonds VALE22 Jurisdiction United States of America Quantity The bonds are issued for a minimum of US$ 2,000, always in multiples of US$ 1,000. Overall par value The bonds were issued in US$, with US$ 1,000,000,000.00 issued on January 11, 2012 and US$ 1,250,000,000.00 issued through the reopening of the existing bond on April 04, 2012, totaling US$ 2,250,000,000.00. Debit balance outstanding on the closing date of the last accounting period R$ 4,227,427,476.87 Date of issue 01/11/2012 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses: Redemption by payment of premium, at any time, of the totality of the bonds, at Vale Overseas's discretion, or part of the bonds periodically. Redemption due to changes in tax legislation: if Vale or Vale Overseas is required to withhold more than 15%, upon payment of interest on the bonds, as a result of changes in Brazilian or Cayman tax laws, Vale Overseas may redeem the totality of the bonds in advance. II. Formula for calculating the redemption value: The redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted at the redemption date at the Treasury equivalent rate of + 0.40%. formed or that substantially acquires all assets or all property expressly assumes the role of successor corporation to all of Vale's obligations. VII. Fiduciary agent (indicate the principal terms of the agreement): The Bank of New York Mellon acts as trustee, registrar, paying agent and transfer agent of the bonds under the indenture and its main function is to ensure the right of investors and the Bank of New York Mellon Trust (Japan), Ltd., as principal paying agent. Conditions for modifying rights assured by these securities The deed permits, at any time, with certain exceptions, the modification of the rights and obligations of Vale and the investors in the bonds. Such changes may only be made by Vale and by the trustee with the consent of the majority of the holders of the bonds in outstanding principal amounts. Other Relevant Features Bonds issued by Vale S.A.

 Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of Bonds I. Date of Maturity: 01/11/2022 II. Early Maturity Assumptions: In the event of a default event that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of outstanding bonds, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are: lack of payment of interest, principal or premium, if any. in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, on aggregate, the value of US$ 50 million and this default results in the effective acceleration of the debt. failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (a) obligations to not merge or sell all or substantially any of the assets of Vale or Vale Overseas, with certain exceptions; and (b) limitations to provide real guarantees in debts, with some exceptions allowed. bankruptcy or insolvency. Vale Overseas bonds become illegal, generating an acceleration of more than US$ 50 million on aggregate. the warranty becomes invalid or unenforceable. III. Interest: 4.375% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: Not applicable. VI. VI. Restrictions imposed on the issuer in relation to: the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. the disposition of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii). the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing. the issuance of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond VALE 2022. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt. performing corporate transactions involving the issuer, its controllers or subsidiaries: Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale. Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands. Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas. Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation

Securities Bond in euro VALE23 Jurisdiction United States of America Quantity The bonds are issued at a minimum amount of EUR100,000.00, always in multiples of EUR1,000.00, above this amount. Overall par value EUR750.000.000,00 Debit balance outstanding on the closing date of the last accounting period R$ 3,468,023,043.01 Date of issue 07/10/2012 Restrictions on movement None. Convertibility in shares or a right to subscribe or buy shares of the issuer None. Possibility of redemption I. Redemption hypotheses: Redemption by means of premium payment, at any time, of the totality of the bonds, at the discretion of the issuer, or part of the bonds periodically. Redemption due to changes in the legislation: if Vale is required to pay values greater than 15% of income tax, when interest is paid on the bonds, as a result of changes in Brazilian tax legislation, Vale may redeem all of the bonds in advance. II. Formula for calculating the redemption value: Redemption by means of premium payment: the redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining installments discounted at the date of the redemption at the rate equivalent to the Bund Rate (yield of the “German Bund” securities) + 0.45%. Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent (indicate the principal terms of the agreement): The Bank of New York Mellon acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors. Conditions for modifying rights assured by these securities The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders. Other Relevant Features Bonds issued through the subsidiary Vale Overseas Ltd.

Characteristics of Bonds I. Date of Maturity: 01/10/2023 II. In the event of any default occurring that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds in outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are: lack of payment of interest, principal or premium, if any. in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year): the occurrence of any default, in any operation characterized as debt, that exceeds on aggregate, the amount of US$ 50 million and this default results in the effective acceleration of debt. Vale's failure to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale receives the notice from the trustee or at least 25% of the bond holders reporting a breach of such obligations. These obligations include but are not limited to: (i) obligations to not merge or sell the total assets or a substantial part of Vale's assets, with certain exceptions and (ii) limitations to give real guarantees in debt operations, with some exceptions allowed. bankruptcy or insolvency. the bonds issued by Vale Overseas Limited become illegal, generating an acceleration of more than US$ 50 million on aggregate. III. Interest: 3.75% per year. IV. Warranty: The bonds are unsecured obligations of Vale and will not have privileges over other unsecured debts of Vale. V. If the credit is unsecured or subordinated: not applicable. VI. Any restrictions imposed on the issuer in relation to: the distribution of dividends: There is no restriction on the distribution of dividends by Vale. the disposition of certain assets: Vale may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii).

 the contracting of new debts: there is no restriction for contracting new debts by Vale. the issuance of new securities: Vale may, without the consent of the bond holders, issue new bonds under the same terms and conditions as Eurobonds VALE23. In addition, Vale may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, debts of its subsidiaries. carry out corporate transactions involving the issuer, its controllers or subsidiaries: Vale may not consolidate or merge with any other entity or transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all assets or all property expressly assumes the role of successor corporation to all of Vale's obligations. VII. Fiduciary agent (indicate the principal terms of the agreement): Bank of New York Mellon acts as trustee, registrar, paying agent and transfer agent of the bonds under the indenture and its main function is to ensure the right of investors. The Bank of New York Mellon Trust (Japan), Ltd., acts as principal paying agent, and Bank of New York (Luxemburg) S.A., acts as registrar in Luxembourg, paying agent and transfer agent. Conditions for modifying rights assured by these securities The deed of issue permits the modification of the rights and obligations of Vale and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders. Other Relevant Features Bond issued by Vale S.A.

Securities Bonds VALE39 Jurisdiction United States of America Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall par value US$ 1,000,000,000.00 Debit balance outstanding on the closing date of the last accounting period R$ 3,304,707,319.00 Date of Issue: 11/10/2009 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses: Redemption by payment of premium, at any time, of the totality of the bonds, at the discretion of Vale Overseas, or part of the bonds periodically. Redemption due to changes in tax legislation: if Vale or Vale Overseas is required to withhold more than 15%, upon payment of interest on the bonds, as a result of changes in Brazilian or Cayman tax laws, Vale Overseas may redeem the totality of the bonds in advance. II. Formula for calculating the redemption value: The redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted on the redemption date at the Treasury equivalent rate of + 0.40%. Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of Bonds I. Date of Maturity: 11/10/2039 II. In the event of any unrecovered event of default that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds of outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are: lack of payment of interest, principal or premium, if any. in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds, on aggregate, the value of US$ 50 million and this default results in the effective acceleration of the debt. failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (a) obligations to not merge or sell all or substantially any of the assets of Vale or Vale Overseas, with certain exceptions; and (b) limitations to provide real guarantees in debts, with some exceptions allowed. bankruptcy or insolvency. Vale Overseas bonds become illegal, generating an acceleration of more than US$ 50 million on aggregate. the warranty becomes invalid or unenforceable. III. Interest: 6.875% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: Not applicable. VI. Any restrictions imposed on the issuer in relation to: the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. the disposition of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii). the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing. the issuance of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond VALE 2039. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt.

Securities Bonds CVRD36 Jurisdiction United States of America Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall par value US$ 2,500,000,000.00 Debit balance outstanding on the closing date of the last accounting period R$ 7,074,660,100.38 Date of issue 11/21/2006 performing corporate transactions involving the issuer, its controllers or subsidiaries: Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale. Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands. Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas. Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent, indicating the main terms of the agreement: The Bank of New York acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors. Conditions for modifying rights assured by these securities The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders. Other relevant characteristics Bonds issued through the subsidiary Vale Overseas Ltd.

Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses: Redemption by payment of premium, of all bonds, at any time, at the discretion of Vale Overseas, or part of the bonds periodically. Redemption due to changes in tax legislation: if Vale or Vale Overseas is required to withhold more than 15%, upon payment of interest on the bonds, as a result of changes in Brazilian or Cayman tax laws, Vale Overseas may redeem the totality of the bonds in advance. II. Formula for calculating the redemption value: Redemption by means of premium payment: the redemption value will be the greater of 100% of the principal amount and the sum of the present values of the interest and principal remaining portions discounted on the date of redemption at the Treasury equivalent rate + 0.35%. Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of Bonds I. Date of Maturity: 11/21/2036 II. In the event of a default that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of outstanding bonds, shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are: lack of payment of interest, principal or premium, if any. in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds US$ 50 million on aggregate and this default results in the effective acceleration of debt. failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (i) obligations to not merge or sell all or substantially all the assets of Vale or Vale Overseas, with certain exceptions, and (ii) limitations to provide collateral in debt operations, with some exceptions allowed.

 bankruptcy or insolvency. Vale Overseas bonds become illegal, generating an acceleration of more than US$ 50 million on aggregate. the warranty becomes invalid or unenforceable. III. Interest: 6.875% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: not applicable. VI. Any restrictions imposed on the issuer in relation to: the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. the disposition of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii). the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing. the issuance of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond VALE 2036. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt. performing corporate transactions involving the issuer, its controllers or subsidiaries: Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the

Securities Bonds CVRD34 Jurisdiction United States of America Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall par value US$ 500,000,000.00 Debit balance outstanding on the closing date of the last accounting period R$ 1,799,403,321.00 Date of issue 01/15/2004 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses: Redemption by change in tax legislation: Vale Overseas may only redeem all of the bonds in advance if Vale or Vale Overseas is required to withhold more than 15% when interest is paid on the bonds, due to changes in the tax legislation in Brazil or in Cayman. consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale. Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands. Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas. Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent, indicating the main terms of the agreement: The Bank of New York acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors. Conditions for modifying rights assured by these securities The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders. Other relevant characteristics Bonds issued through the subsidiary Vale Overseas Ltd.

 II. Formula for calculating the redemption value: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of Bonds I. Date of Maturity: 01/17/2034 II. Antecipated maturity hypotheses: In a default event that is not remedied or pardoned, the trustee under the direction of at least 25% of the holders of outstanding principal amounts shall declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which are: lack of payment of interest, principal or premium, if any. in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds US$ 50 million on aggregate and this default results in the effective acceleration of debt. failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (a) obligations to not merge or sell all or substantially any of the assets of Vale or Vale Overseas, with certain exceptions and (b) limitations to provide collateral in debt operations, with some exceptions allowed. bankruptcy or insolvency. In any event that makes Vale Overseas's bonds illegal, the trustee, under the direction of at least 25% of the holders of bonds of outstanding principal amounts, must also declare the principal amount, interest calculated, and any unpaid amount owed immediately. III. Interest: 8.250% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas. V. if the credit is unsecured or subordinated: not applicable. VI. Any restrictions imposed on the issuer in relation to: the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. the disposition of certain assets: Vale and Vale Overseas may not, without the consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no event of default or unlawful condition occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii). the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas may not engage in any other type of loan or financing without the consent of the trustee under the direction of at least 25% of the holders of the bonds in value of outstanding principal. Moody's must confirm in advance that the new issue of Vale Overseas will not result in the downgrading of the rating granted to other outstanding bonds. the issuance of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond VALE 2034. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt. performing corporate transactions involving the issuer, its controllers or subsidiaries: Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale. Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands. Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas. Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee

Securities Bonds CVRD34B Jurisdiction United States of America Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall par value US$ 300,000,000.00 Debit balance outstanding on the closing date of the last accounting period R$ 1,205,861,993.00 Date of issue 11/02/2005 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None Possibility of redemption I. Redemption hypotheses: Vale Overseas may only redeem all of the bonds in advance if Vale or Vale Overseas is required to withhold more than 15% when interest is paid on the bonds, due to changes in the tax legislation in Brazil or in Cayman. II. Formula for calculating the redemption value: The redemption value will be equivalent to 100% of the principal amount plus interest accrued up to the redemption date. Characteristics of Bonds I. Date of Maturity: 01/17/2034 II. In a default event that is not remedied or pardoned, the trustee under the direction of at least 25% of the holders of outstanding principal amounts shall declare the principal amount, interest calculated, and any unpaid amount owed under the direction of at least 25% of the holders of bonds of outstanding principal amounts. Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent, indicating the main terms of the agreement: JPMorgan Chase Bank acts as trustee of the bonds in the scope of the indenture and its main function is to ensure the right of investors. Conditions for modifying rights assured by these securities The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders. Other relevant characteristics Bonds issued through the subsidiary Vale Overseas Ltd.

 immediately. The events of default are detailed in the indenture, among which are: lack of payment of interest, principal or premium, if any. in relation to Vale, its relevant subsidiaries (subsidiaries that have total assets of more than 10% of the consolidated total assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default, in any transaction characterized as debt, that exceeds US$ 50 million on aggregate and this default results in the effective acceleration of debt. failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receives the trustee's notice or at least 25% of the bond holders communicating the breach of such obligations. These obligations include but are not limited to: (a) obligations to not merge or sell all or substantially any of the assets of Vale or Vale Overseas, with certain exceptions and (b) limitations to provide collateral in debt operations, with some exceptions allowed. bankruptcy or insolvency • In any event that makes Vale Overseas's bonds illegal, the trustee under the direction of at least 25% of the holders of bonds of outstanding notes will also declare principal amount, interest accrued, and any unpaid amount owed immediately. III. Interest: 8.250% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: Not applicable. VI. Any restrictions imposed on the issuer in relation to: the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. the disposition of certain assets: Vale and Vale Overseas may not, without the consent of the majority of bond holders, enter into a merger with another company or transfer all or a substantial part of its assets to third parties, unless: the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no event of default or unlawful condition occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii). the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas may not engage in any other type of loan or financing without the consent of the trustee under the direction of at least 25% of the holders of the bonds in value of outstanding principal. Moody's must confirm in advance that the new issue of Vale Overseas will not result in the downgrading of the rating granted to other outstanding bonds. the issuance of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of Bond CVRD2034. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt. performing corporate transactions involving the issuer, its controllers or subsidiaries: Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale. Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands. Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas. Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent, indicating the main terms of the agreement: JPMorgan Chase Bank acts as trustee of the bonds in the scope of the indenture and its main function is to ensure the right of investors.

Securities Bonds CVRD39B Jurisdiction United States of America Quantity Bonds are issued at a minimum value of US$ 2,000.00, always in multiples of US$ 1,000.00. Overall par value US$ 750,000,000.00 Debit balance outstanding on the closing date of the last accounting period R$ 2,933,849,218.74 Date of issue 09/10/2010 Restrictions on movement None. Convertibility in shares or a right to subscribe or buy shares of the issuer None. Possibility of redemption I. Redemption hypotheses: Redemption by payment of premium, of all bonds, at any time, at the discretion of Vale Overseas, or part of the bonds periodically. Redemption due to changes in tax legislation: if Vale or Vale Overseas is required to withhold more than 15%, upon payment of interest on the bonds, as a result of changes in Brazilian or Cayman tax laws, Vale Overseas may redeem the totality of the bonds in advance. II. Formula for calculating the redemption value: The redemption value shall be the greater of 100% of the principal amount and the sum of the present value of the interest and principal remaining portions discounted on the redemption date at the Treasury equivalent rate of + 0.40%. Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the interest calculated up to the redemption date. Characteristics of Bonds I. Date of Maturity: 11/10/2039 II. In the event of any default occurring that is not cured or pardoned, the trustee, under the direction of at least 25% of the holders of bonds of outstanding principal amounts, shall declare the principal amount, interest calculated, and any unpaid Conditions for modifying rights assured by these securities The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some clarifications or non-material changes may be made without the consent of the bond holders. Other relevant characteristics Bonds issued through the subsidiary Vale Overseas Ltd.

 amount owed immediately. The events of default are detailed in the indenture, among which are: lack of payment of interest, principal or premium, if any. in relation to Vale, its subsidiaries that have total assets of more than 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: any default occurring in any transaction characterized as debt, which exceeds on aggregate the value of US$ 50 million and this default will result in the effective acceleration of debt. failure of Vale or Vale Overseas to perform or observe its covenants related to the bonds and this failure continues to occur 60 days after receiving the notice from the trustee or at least 25% of the bond holders reporting a breach of such obligations. These obligations include but are not limited to: (i) obligations to not merge or sell all or substantially all the assets of Vale or Vale Overseas, with certain exceptions, and (ii) limitations to provide collateral in debt operations, with some exceptions allowed. bankruptcy or insolvency Vale Overseas bonds become illegal, generating an acceleration of more than US$ 50 million on aggregate. the warranty becomes invalid or unenforceable. III. Interest: 6.875% per year. IV. Warranty: There is no real warranty grant. Vale irrevocably and unconditionally guarantees the total payment of principal, interest and other amounts due in connection with these bonds in the event of a default of payment by Vale Overseas. V. If the credit is unsecured or subordinated: not applicable. VI. Any restrictions imposed on the issuer in relation to: the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. the disposition of certain assets: Vale and Vale Overseas may not, without the consent of the majority of bond holders, enter into a merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) no default event occurs as a result of the transaction; and (iii) Vale or Vale Overseas, as the case may be, send to the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation of item (ii). the contracting of new debts: there is no restriction for contracting new debts by Vale. Vale Overseas may issue debt securities under the indenture, but Vale Overseas is prohibited from contracting another type of loan or financing. the issuance of new securities: Vale Overseas may issue, without the consent of the bond holders, new bonds in the same terms and conditions of the Bond CVRD39. In addition, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt. performing corporate transactions involving the issuer, its controllers or subsidiaries: Vale Overseas and Vale may not consolidate or merge with any other entity or (a) in the case of Vale Overseas, transfer all or substantially all of its properties or assets to any other entity or (b) in the case of Vale, transfer all or substantially all of its mining properties or assets to any other entity without the consent of more than 50% of the holders of the bonds of outstanding principal amounts, unless the corporation formed or that substantially acquires all the assets or all the properties expressly assume the role of successor corporation to all the obligations of Vale Overseas and/or Vale. Vale Overseas will do whatever it takes to preserve its current legal existence in the Cayman Islands. Vale will always be, directly or indirectly, owner of 100% of the capital stock of Vale Overseas. Vale Overseas may not (i) engage in any business that is not related to the issuance of bonds or acquisition and holding of collateral for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other entity without the consent of the trustee under the direction of at least 25% of the holders of bonds of outstanding principal amounts. Vale and Vale Overseas may not make or approve any changes to Vale Overseas's incorporation documents allowing Vale Overseas to engage in any other activity without the consent of the trustee under the direction of at least 25% of the holders of the bonds in outstanding principal amount. VII. Fiduciary agent, indicating the main terms of the agreement: The Bank of New York Mellon acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors. Conditions for modifying rights assured by these securities The deed of issue permits the modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes should be made upon consent of 100% or of the majority of the holders of the bonds of the outstanding principal amounts, according to the type of modification. Some

Securities Bonds Inco 2032 Jurisdiction United States of America Quantity The bonds are issued in the minimum amount of US$ 1,000.00 Overall par value US$ 400,000,000.00 Debit balance outstanding on the closing date of the last accounting period R$ 1,582,468,320.00 Date of issue 09/23/2002 Restrictions on movement None Convertibility in shares or a right to subscribe or buy shares of the issuer None. Possibility of redemption I. Redemption hypotheses: Redemption by payment of premium, at any time, at the discretion of Vale Canada. Redemption due to changes in tax legislation: if Vale Canada is required to pay additional amounts to bond holders as a result of changes in Canadian tax laws. II. Formula for calculating the redemption value: Redemption by premium payment: the redemption value will be the greater of 100% of the principal amount and the sum of the present values of the interest and principal remaining portions discounted at the redemption date at the Treasury equivalent rate + 0.40%. Redemption by changes in tax legislation: The redemption value will be equivalent to 100% of the principal amount added to the accrued interest added to any additional amount stipulated by Canadian tax legislation up to the redemption date. Characteristics of Bonds I. Date of Maturity: 09/15/2032 II. Early Maturity Hypotheses: In the event of a default that is not remedied or pardoned, the trustee, under the direction of at least 25% of the holders of bonds of outstanding principal amounts, will declare the principal amount, interest calculated, and any unpaid amount owed immediately. The events of default are detailed in the indenture, among which we highlight: lack of payment of interest, principal or premium, if any. with respect to Vale Canada the occurrence of any default, in any transaction characterized as debt and this default results in the effective acceleration of the debt. bankruptcy or insolvency by Vale Canada in Canada. clarifications or non-material changes may be made without the consent of the bond holders. Other relevant characteristics Bonds issued through the subsidiary Vale Overseas Ltd.

 Vale Canada's failure to perform or observe its covenants related to the bonds. These obligations include but are not limited to: (i) obligations to not merge or sell the entire assets or a substantial portion of Vale Canada's assets, with certain exceptions, and (ii) limitations to provide collateral in debt operations, with some exceptions allowed. III. Interest: 7.2% per year. IV. Warranty: There is no real guarantee grant by Vale Canada or Relevant Subsidiaries. V. If the credit is unsecured or subordinated: not applicable. VI. Any restrictions imposed on the issuer in relation to: the distribution of dividends: There is no restriction on the distribution of dividends by Vale Canada. the disposition of certain assets: Vale Canada will not be able to participate in a merger with another company or transfer all or a substantial part of its assets to a third party unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all Vale Canada's other obligations in the indenture; (ii) no default event occurs as a result of the transaction; and (iii) Vale Canada, as the case may be, send the trustee a certificate attesting to the consolidation or transfer of assets; and (iv) if the company formed by this consolidation or the third party that acquired such assets is outside Canada, it meets the aspects of the Canadian tax legislation. the contracting of new debts: there is no restriction for the contracting of new debts by Vale Canada. the issuance of new securities: Vale Canada may issue, without the consent of the bond holders, new bonds in the same terms and conditions of the indenture. In addition, Vale Canada may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, the debts of its subsidiaries and to issue its own debt. performing corporate transactions involving the issuer, its controllers or subsidiaries: Vale Canada Limited may not consolidate, incorporate or merge with any other corporation or make statutory arrangements in which Vale Canada Limited participates in, or sell, transport, or lease all or substantially all of the assets of its property, unless (1) immediately upon consolidation, incorporation or merger, statutory arrangement, sale, transportation or lease of the corporation formed or subsisting after such consolidation, incorporation or merger, statutory

Information on redeemed bonds On September 23, 2016, Vale Overseas redeemed the bonds of US$ 1,250,000,000.00 with a coupon rate of 6.250% and maturing in January 2017. On March 24, 2017, Vale redeemed the bonds of € 750,000,000,00 with a coupon rate of 4.375% and maturing in March 2018. On September 28, 2017, Vale Overseas redeemed Vale's guaranteed bonds of US$ 1,000,000,000.00 with a coupon rate of 5.625% per annum and maturing in September 2019. arrangement, sale, transportation or lease shall not default on performance or compliance of any terms, covenants and conditions of the indenture maintained by Vale Canada; (2) payments of principal and interest owed by the debentures and the performance and observance of all covenants and conditions expressed in the indenture shall be assumed by a satisfactory supplementary indenture, executed and delivered to the trustee by the corporation formed or subsisting after such consolidation, incorporation or merger, statutory arrangement, sale, transportation or lease; and (3) if the corporation formed or subsisting after such consolidation, incorporation or merger, statutory arrangement, sale, transportation or lease is governed by the laws of another jurisdiction, other than Canada or the United States, or any of its provinces, territories, states ("relevant tax jurisdiction"), Vale Canada Limited or the successor corporation shall be bound by the additional indenture accepted by the trustee to effect all payments on the debentures account without any withholding or deduction, to effect all taxes and legal fees (“specific fees") obligations imposed by the relevant jurisdiction unless Vale Canada Limited is solicited or charged by law or by the administrator's interpretation to withhold or deduct such specific fees. VII. Fiduciary agent, indicating the main terms of the agreement: The Bank of New York Mellon acts as trustee of the bonds under the indenture and its main function is to ensure the right of investors. Conditions for modifying rights assured by these securities The deed permits, with certain exceptions, the modification of the rights and obligations of Vale Canada and the investors in the bonds. Depending on the type of modification, such changes may be made by the company and the trustee with the approval of the bond holders. In most of the modifications, the bond holders may approve changes to the bonds only through the consent of 66.67% of the holders of bonds of outstanding principal amounts. Some clarifications or changes that are not material may be made without the consent of the bond holders. Other relevant characteristics Bonds issued by Vale Canada Ltd.

On September 29, 2017, Vale Overseas partially redeemed the US$ 1,000,000,000 .00 bonus with a coupon rate of 4.625% and maturing in September 2020 through a public offering in the market. The total amount redeemed was US$ 501,225,000.00. The bonds guaranteed by Vale with a coupon rate of 4.375 % and maturing in 2022 were the object of an acquisition offer by Vale Overseas, which began on April 14, 2018, and ended and was settled in April 2018 ("Offer 2022"). The result of Offer 2022 was in the principal amount validly offered of US$ 780,951,000.00. The total in circulation of the bonds guaranteed by Vale with a coupon rate of 5.875% and maturity in 2021 ("Bonds 2021") was subject to an acquisition offer by Vale Overseas, which began on March 14, 2018 and closed on March 20, 2018 ("Offer 2021"). The final result of Offer 2021 was in the principal amount accepted for acquisition of US$ 969,049,000.00 and early settlement occurred on March 22, 2018. On April 17, 2018, Vale Overseas redeemed the bonds of US$ 498,775,000.00 with a coupon rate of 4.625% and maturing in September 2020. On June 14, 2018, Vale announced the offer for the acquisition of its bonds with a coupon rate of 5.625% and maturing in 2042. The final result of the offer ended on June 21, 2018 was in the principal amount accepted for acquisition of US$ 979,595,000.00. On November 27, 2018, Vale announced the results of the offer of acquisition of bonds started on November 9, 2018. The final result of the offer was in the principal amount accepted for acquisition of US$ 400,000,000.00 of the bonds 2022 and of US$ 600,000,000.00 of the bonds 2036. ADS Information On November 27, 2017, as a result of the conversion of all of the class A preferred shares of Vale, holders of American Depositary Shares representing class A preferred shares ("Preferred ADSs") were entitled to the receipt of American Depositary Shares representing shares ("Common ADSs"), each Common ADS representing one common share of Vale, at the rate of 0.9342 Common ADS for each Preferred ADS held. Following such conversion, the Preferred ADSs were no longer traded on the New York Stock Exchange ("NYSE"). For more information, see item 15.7 of this Reference Form. The following is the volume of trading information as well as higher and lower prices of Vale's ADSs: Vale ON - ADS VALE Average Daily Volume (US$ thousand) (1) Highest Price (US$) (1) Lowest Price (US$) (1) 1st Quarter of 2016 103,884 4.6 2.1 2nd Quarter of 2016 157,292 6.1 3.9 3rd Quarter of 2016 129,530 6.1 4.8 4th Quarter of 2016 246,489 9.2 5.4 1st Quarter of 2017 289,055 11.52 7.99 2nd Quarter of 2017 240,479 9.86 7.77 3rd Quarter of 2017 293,583 11.64 8.74 4th Quarter of 2017 270,413 10.50 9.77 1st Quarter of 2018 330.062 14.08 11.88 2nd Quarter of 2018 288.529 14.71 12.11

(1) Based on closing quotes. (1) Based on closing prices. HDR Information Closing of the HDR Listing Program On December 8, 2010, Hong Kong Depositary Shares ("HDSs"), represented by Hong Kong Depositary Receipts ("HDRs"), 6210 and 6230, were admitted to trading on the Hong Kong Stock Exchange ("HKek"). Notwithstanding the foregoing, in line with Vale's simplification strategy in June 2016, the Company closed its HDR program and in July 2016 concluded the delisting of the HDRs of the Hong Kong Stock Exchange. Vale PNA - ADS VALE.P Average Daily Volume (US$ thousand) (1) Highest Price (US$) (1) Lowest Price (US$) (1) 1st Quarter of 2016 37,973 3.4 1.6 2nd Quarter of 2016 49,887 4.7 3.0 3rd Quarter of 2016 31,199 5.0 3.8 4th Quarter of 2016 73,610 8.2 4.8 1st Quarter of 2017 107,766 10.87 7.36 2nd Quarter of 2017 78,246 9.33 7.26 3rd Quarter of 2017 58,340 10.79 8.17 4th Quarter of 2017 29,089 9.73 9.07 Source: Bloomberg 3rd Quarter of 2018 249.682 15.25 12.14 4th Quarter of 2018 332.812 15.93 12.60

19. Repurchase plans and treasury securities 19.1 - Information on the issuer's share repurchase plans Purchased Expected Quot % resolution e period available approved 08/01/2018 to 11/14/2018 20,860,000,00 0.00 Common Shares Not applicable 07/25/2018 80,000,000 1.9600000 71,173,683 54.00 R$ per Unit 88.9700 00 Other relevant characteristics: At a meeting held on June 25, 2018, the Board of Directors approved the acquisition by Vale and/or any of its subsidiaries of up to 80,000,000 common shares issued by Vale, or depositary receipts representing such shares, for the purpose of cancellation and/or subsequent disposition after the end of the repurchase period, subject to the following conditions: (i) quantity to be disposed of: up to 6,200,000 common shares outstanding in the market, which may be held in treasury until they are effectively disposed for use in the bonus of executives eligible to Vale's Matching Program; (ii) quantity to be canceled: the difference between the purchased shares and those disposed under Vale's Matching Program, which may be held in treasury until the moment of their cancellation; (iii) maximum term for acquisition: 365 days as of this date; (iv) financial volume: up to US$ 1,000,000,000.00; (v) price: the acquisition must be carried out on the Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão and NYSE - New York Stock Exchange) at market values on the respective acquisition dates and (iv) Intermediate Financial Institutions: (a) Bradesco S.A. CTVM, headquartered at Av. Paulista 1450, 7th floor, in the City and State of São Paulo, CEP: 01310-100; (b) Itaú CV S.A., headquartered at Av. Brigadeiro Faria Lima 3400, 10th floor, in the City and State of São Paulo, CEP: 04538-132; (c) XP Investimentos CCTVM S.A., headquartered at Praia de Botafogo 501, room 601 - A1, in the City and State of Rio de Janeiro, CEP: 22250-040; (d) Santander CCVM S.A., headquartered at Av. Presidente Juscelino Kubitschek 2041 and 2235, 24th floor, in the City and State of São Paulo, CEP: 04543-011; (e) Citigroup GMB CCTVM S.A., headquartered at Av. Paulista 1111, 14th floor (Part), in the City and State of São Paulo, CEP: 01311-920; (f) J. P. Morgan CCVM S.A., with headquarters at Av. Brigadeiro Faria Lima 3,729, 13th floor (Part), in the City and State of São Paulo, CEP: 04538-905; (vii) Credit Suisse Hedging-Griffo CV S.A., headquartered at Rua Leopoldo Couto de Magalhães Jr. 700, 11th floor, Itaim Bibi, in the City and State of São Paulo, CEP: 04542-000; (h) Credit Suisse Brasil S.A. CTVM, headquartered at Rua Leopoldo Couto de Magalhaes Jr. 700, 10th floor (Part) and 12th to 14th floors (Parties), Itaim Bibi, in the City and State of São Paulo, CEP: 04542-000; and (i) BB Corretora (BB Gestão de Recursos DTVM), with headquarters at Praça 15 de Novembro 20, 2nd and 3rd floors, rooms 201,202, 301 and 302, in the City and State of Rio de Janeiro, CEP: 20010-010. The Company has completed, in November 2018, the repurchase program of its common shares and respective ADSs in the total amount of US$ 1.0 billion. The base date of the Reserves and Available Profits (Reais) refers to June 30, 2018. Reserves DateofRepurchasand profitsCashClassquantity% rel. circ.quantityPMPepurchas (Reais)(Units)(Units)factored Other characteristics

19.2 - Treasury stock transaction Fiscal Year 12/31/2018 Shares Type of share Preferred share class Description of the shares Common Shares - - price (R$) Percentage in relation to outstanding shares of the same class and type 2.99% Fiscal Year 12/31/2016 Shares Type of share Preferred share class Description of the shares Common Shares - - price (R$) Percentage in relation to outstanding shares of the same class and type 1.0% Type of share Preferred share class Description of the shares Preferred Preferred Class A - price (R$) Percentage in relation to outstanding shares of the same class and type 0% 59,405,792 - - - 59,405,792 - - Percentage in relation to outstanding shares of the same class and type 2.9% Initial quantity Purchased quantity Sold quantity Canceled quantity Final quantity TransactionsQuantity (Units)Weighted average purchase/sale Initial quantity Purchased quantity Sold quantity Canceled quantity Final quantity 59,405,792 - ---- 0 TransactionsQuantity (Units)Weighted average purchase/sale Initial quantity Purchased quantity Sold quantity Canceled quantity Final quantity 31,535,402 - ---- 31,535,402 TransactionsQuantity (Units)Weighted average purchase/sale Initial quantity Purchased quantity Sold quantity Canceled quantity Final quantity 87,042,689 71,173,68354.00 --- 158,216,372

19.3 - Other relevant information Additional Information relating to Item 19.2 Due to system restrictions, the Company clarifies that the tables in Item 19.2 of this Reference Form, dealing with the movements of securities held in treasury, related to the fiscal year of 12/31/2017, were not filled, and such information is presented below together with the following additional clarifications: Fiscal Year 12/31/2017 Shares Type of share Preferred share class Description of the shares Common Shares - - price (R$) Percentage in relation to outstanding shares of the same class and type 1.67% Type of share Preferred share class Description of the shares Preferred Preferred Class A - price (R$) Percentage in relation to outstanding shares of the same class and type 0% Please find below further clarifications on item 19.2. Common Shares in Treasury (Fiscal Year December 31st, 2017). The initial amount of 31,535,402 common shares in treasury differs from the final amount of 87,042,689 as a result of the conversion of preferred shares in treasury into common shares in treasury arising from the Company's corporate restructuring operation, approved at the Extraordinary Shareholders' Meeting of Vale, held on June 27th, 2017. It bears emphasizing that the conversion was made in the proportion of 0.9342 common shares to 1 preferred share. Preferred Shares in Treasury (Fiscal Year December 31st, 2017) The initial amount of 59,405,792 class "A" preferred shares in treasury differs from the final amount as a result of the conversion of class "A" preferred shares in treasury into common shares in treasury arising from the Company's corporate restructuring operation, approved at the Extraordinary Shareholders' Meeting of Vale, held on June 27th, 2017. It bears emphasizing that the conversion was made in the proportion of 0.9342 common shares to 1 preferred share. As a result, on December 31st, 2017, the Company no longer had class A preferred shares in treasury. TransactionsQuantity (Units)Weighted average purchase/sale Initial quantity Purchased quantity Sold quantity Canceled quantity Final quantity 59,405,792 - ---- 0 TransactionsQuantity (Units)Weighted average purchase/sale Initial quantity Purchased quantity Sold quantity Canceled quantity Final quantity 31,535,402 - ---- 87,042,689

For further information on the corporate restructuring, see item 15.7 of this Reference Form. Period of 01/01/2018 to 04/30/2018 Type of share Preferred share class Description of the shares Common Shares - - price (R$) Percentage in relation to outstanding shares of the same class and type 2.95% (1) Shares delivered as a result of the 2016 Matching Program. For more information on the Matching, see item 13 of this Reference Form. For information on the Company’s financial operations through the use of financial instruments, including derivatives, see item 5.2 of this Reference Form. TransactionsQuantity (Units)Weighted average purchase/sale Initial quantity Purchased quantity Sold quantity Canceled quantity Final quantity - 158,216,372 --2,024,059 (1)46.92 --156,192,313

20. Securities trading policy 20.1 - Information on securities trading policy Main characteristics Vale's Trading Policy, formulated in accordance with the CVM Instruction no. 358/02 and its subsequent amendments (“CVM Instruction 358”), and with Vale's Code of Ethics and Conduct, is intended to contribute to an orderly trading of securities issued by Vale, or referenced thereto, removing any presumption of inappropriate use of information related to a material act or fact about Vale (“Privileged Information”). The Company's Trading Policy was approved at a Board of Directors Meeting held on July 29th, 2004, and amended on January 19th, 2011 and August 29th, 2016, as well as on March 29th, 2018. The Trading Policy is also intended to contribute to the compliance with the laws and regulations of the United States of America, where Vale’s shares are traded on the stock exchange in the form of ADRs, which prohibit insider trading/dealing (use of privileged information for one’s own benefit), including the practice of tipping (providing privileged information for the benefit of third parties). For the purposes of the laws and regulations of the United States of America, a person engages in (i) insider trading practices if he/she buys or sells securities when in possession of material, non-public information that has been obtained or used in breach of a duty of trust and confidence, and (ii) tipping practices, if he/she provides the same type of information to third parties, who eventually take advantage of such information to practice insider trading. The prohibitions contained in the Trading Policy cover any purchase, sale or transfer of securities issued or secured by Vale. The publicly-held companies under the control of Vale shall adopt the Company's Trading Policy, applying, where applicable, the same prohibitions and/or restrictions regulated by Vale's Trading Policy. Any violation of the provisions of the Company's Trading Policy will be considered a breach of Vale's Code of Ethics and Conduct and subject to its procedures and penalties, as well as to penalties provided for by law or CVM standards, in addition to full compensation for damages caused to Vale and third parties. Policy approval date03/29/2018 Entity responsible forBoard of Directors the approval Related PartiesVale Controlling shareholders Representatives of the controlling shareholders Members of Vale’s Board of Directors Members of Vale’s Audit Committee Members of the Advisory Committees to Vale’s Board of Directors Executive officers Officers reporting directly to the Chief Executive Officer Employees who, as a result of their position, function or job in the Company, and in its subsidiaries, have knowledge of privileged information. Publicly-held companies under the control of the Company. Suppliers and third parties retained by Vale.

Projected periods of prohibition of In addition to the CVM Instruction 358, the Related Parties shall not negotiate the securities issued by Vale and publicly-held companies under its control: i. During the period between the 15 days before and 2 days after the disclosure or publication of Vale's quarterly and annual financial statements; ii. In the period between the decision made by the controlling shareholders or by the Company management to: (i) change Vale's capital stock through subscription of shares; (ii) approve a program for the acquisition or sale of shares issued by Vale by the Company itself; and (iii) distribute dividends or interest on shareholders' equity, stock bonuses or their derivatives or split, and the publication of the respective notices and/or announcements or bulletins; and iii. During any other period designated by the Executive Officer responsible for Vale's Investor Relations functions, upon prior authorization by the Chairman of the Board of Directors, upon request by the Chief Executive Officer. trading description and of the procedures adopted to supervisetrading in such periods According to the hypotheses foreseen in items I and III, an e-mail will be sent with a reminder by the Investor Relations area to the representatives of the controlling shareholders, managers, members of the Audit Committee and other employees about the blackout period, informing the beginning and the end of the period of prohibition. The Related Parties will be entitled to trade securities issued by Vale, observing the aforementioned prohibition periods, with a long-term investment objective, and it is recommended that the ownership of securities issued by the Company be maintained for a minimum period of 6 months. Websites where Vale's Trading Policy can be found at the Company's headquarters, on the Company's website (www.vale.com), in the Investors section (http://www.vale.com/brasil/en/investors/corporate-the Trading Policy can be consulted governance/policies/pages/default.aspx), on the Sistema Empresas.Net on the website of the Comissão de Valores Mobiliários – CVM (Brazilian Securities andExchange Commission), (www.cvm.gov.br), and on the website of B3 S.A. – Brazil, Bolsa, Balcão (“ B3 ” ), (www.b3.com.br).

20.2 - Other relevant information Vale's Trading Policy rules also apply in cases in which the trading by Related Parties are carried out for their direct and/or indirect benefit through: • A company directly or indirectly controlled by Related Parties; • Third parties with which Related Persons maintain a financial assets portfolio management, trust or administration contract; Attorneys or agents to Related Parties; and • Spouses from whom the Related Parties are not legally separated, common-law spouses, and any dependents included in the Related Persons’ annual income tax return. • The Related Parties shall ensure, to the extent possible and whenever they are unable to negotiate, that the natural persons and legal entities mentioned above also refrain from trading securities issued by the Company. In addition to Related Parties, the Company's Trading Policy also applies to any officer who may discharge from the Company, prior to the public disclosure of a business or fact initiated during his term of office, and it shall extend for a period of six months after the officer’s dismissal. The restrictions set out above do not apply to trading conducted by investment funds of which the Related Persons are quota holders, provided that: (a) the investment funds are not exclusive; and (b) the trading decisions of the fund manager cannot be influenced by quota holders. The controlling shareholders, members of Vale’s Board of Directors, its advisory committees, Executive Board and Audit Committee shall send a written notice, in accordance with article 11 of the CVM Instruction 358, to the Chief Investor Relations Officer, and from him to CVM and to the stock exchanges where Vale's shares are listed for trading, reporting: (a) the number of securities issued by Vale, including derivatives or any other securities referenced in shares and investment fund quotas consisting exclusively of shares issued by Vale and controlled or controlling companies that are publicly-held companies, which they may hold, as well as those owned by their spouses, unless they are de facto or legally separated therefrom; (b) of any dependent included in the annual income tax statement and of companies directly or indirectly controlled by them; (c) of persons that act to the same interest; and (d) any changes to the positions above. The communication provided for in the paragraph above shall be made (a) on the first business day after their investiture; and (b) within 5 days after the consummation of each business, containing at least the following information: (i) name and qualification of the person providing the information, including the persons mentioned in item “b” in the aforementioned paragraph, indicating the registration number in the Brazilian Registry of Legal Entities or in the Brazilian Registry of Natural Persons, in case they reside in Brazil; (ii) quantity (in case of shares) and other characteristics (in case of other securities), in addition to the identification of the issuer and the balance of the position held before and after trading; and (iii) form (purchase or sale, loan operations), price and date of the operations. The Chief Investor Relations Officer, in turn, shall convey monthly to CVM and to the stock exchanges the information received individually or in a consolidated manner, as the case may be, within 10 days from the end of each month in which the changes in the positions held are identified, or of the month that the investiture on the position occurs. In addition, in line with CVM Instruction 568, dated September 17, 2015, the Investor Relations Executive Officer shall send CVM and stock exchanges where Vale’s shares are listed for trading, the information on the negotiation referred to in the paragraphs above with respect to the securities traded by Vale itself, its subsidiaries and affiliates, including transactions with derivatives or any other securities referenced thereto.

The Related Parties shall sign the respective Commitment Letter, pursuant to article 16, Paragraph 1 of CVM Instruction no. 358, according to the model attached to the Company's Trading Policy, which shall remain filed at Vale's headquarters while its signatory maintains the bond with Vale and, for at least 5 years after his/her dismissal.

21. Information disclosure policy 21.1 - Description of the internal rules, regulations or procedures related to the disclosure of information On August 29, 2016, Vale's Board of Directors approved the review of its Policy for Disclosure of Material Acts or Facts (“Disclosure Policy”). Said Disclosure Policy governs the disclosure of information that, by its very nature, may generate a Material Act or Fact, and is based on the following basic principles: (i) transparency, symmetry of information, fair treatment and respect for investors' rights; (ii) adherence to the best global investor relations practices; and (iii) compliance with the specific laws of Brazil, the United States of America and France, with the regulations of the Brazilian Securities and Exchange Commission (CVM) in Brazil, the US Securities and Exchange Commission (SEC) in the United States of America, the Autorité des Marchés Financiers (AMF) in France, hereinafter referred to as “regulatory bodies”, as well as with the rules of the stock exchanges where securities issued by Vale are listed and traded. The Disclosure Policy applies to the controlling shareholder, Board of Directors’, Audit Committee’s and the Advisory Committees’ members, Executive Officers, Vale executives, managers of its subsidiaries and by whomever, as a result of its position, function or job in Vale and/or its subsidiaries, is aware of information related to a Relevant Act or Fact about Vale. The publicly-held companies controlled by Vale shall adopt the Disclosure Policy, with such adjustments as may be required by the local laws and regulations applicable to such companies and to the markets in which their respective securities are traded. In addition, Vale also has a Disclosure Committee, chaired by Vale's Chief Executive Officer, whose purpose if to take care of the transparency in the relations between the Company and its related parties, composed by the following members: Finance and Investor Relations Executive Officer (“DIRI”), General Consultant, Investor Relations Officer and Controller. The main attributions of the Disclosure Committee are: (i) to check whether there is any Material Act or Fact to be disclosed and ensure its wide and immediate global dissemination, fully and simultaneously, particularly in the markets where the securities issued by Vale are traded; (ii) to supervise and approve any communications to the global capital market of any Material Act or Fact, as well as the need for any corrections or revisions; (iii) to express an opinion on the possibility of postponement of disclosure of a Material Act or Fact, should its immediate disclosure endanger a legitimate interest of Vale; (iv) to monitor developments or changes in the businesses of Vale or those of its subsidiaries, in order to determine whether there is a need to disclose a Material Act or Fact; and (v) to analyze any rumors and speculations in the market about Vale and evaluate whether a response and/or communication to the global capital market is necessary. Any Related Party who has knowledge of information related to a Material Act or Fact shall immediately communicate it to the DIRI and/or the Investor Relations Offixer.

21.2 - Description of the material act or fact disclosure policy, indicating the communication channel(s) used to disseminate information about material acts or facts, and the procedures related to maintaining secrecy about undisclosed relevant information and where the policy can be consulted According to the Disclosure Policy, Vale shall make public strategic, administrative, technical, business, financial and/or economic information capable of affecting the prices of its securities and/or influencing investors' decision to keep or sell them or to exercise any rights inherent to the condition of securities holders (Material Act or Fact), in accordance with the applicable laws and regulations. Vale's controlling shareholders, members of the Board of Directors, of the Audit Committee, of the Advisory Committees, Executive Officers and Vale executives shall report any information related to a Material Act or Fact of which they are aware to the Finance and Investor Relations Executive Director (“DIRI”), who will arrange for its prompt disclosure. All information considered relevant, not yet publicly known and that is disclosed, intentionally or not, to analysts, investors, journalists or to any other person that is not (i) a member of Vale’s Board of Directors, Audit Committee or Advisory Committees; (ii) a member of the Executive Board; or (iii) an employee at Vale or at any of its controlled companies directly involved with the subject matter, will be immediately made public according to the applicable rules and regulations. The disclosure of a material act or fact will be carried out before the beginning or after the ending of the stock exchanges sessions where the securities issued by Value are traded. If it is mandatory that the disclosure occurs during the negotiation period, the DIRI shall request the suspension of the trading to the relevant regulatory bodies and to the stock exchanges where the securities issued by Vale are listed and traded, until it can be adequately disclosed. Access to information on a Material Act or Fact, prior to its public disclosure, is limited to the professionals directly involved with the subject matter. Those professionals shall adequately store this information, keep it confidential until it is publicly disclosed and ensure that its subordinates and service providers subject to confidentiality obligations also do so, being jointly liable therewith in case of noncompliance. Those professionals are also subject to a confidentiality agreement entered into with Vale. The disclosure of material acts or facts may exceptionally be discontinued if Vale’s controlling shareholder and/or managers consider that their disclosure endangers a legitimate interest of the company. In this case, managers may submit to CVM their decision to exceptionally keep in secrecy material acts or facts, the disclosure of which they deem to endanger the legitimate interests of the company. All market rumors and/or speculations about Vale and/or its subsidiaries that have as subject thereof possible Material Acts or Facts shall be communicated to the Disclosure Committee. In the event that information about a Material Act or Fact escapes control or if there is an atypical oscillation in the securities’ quotation, price or negotiated volume, the DIRI shall publicly and immediately disclose that information. In addition, under the applicable laws and regulations of the regulatory agencies and stock exchanges where the securities issued by Vale are listed and traded, Vale shall simultaneously disclose information to the capital market, using the following communication channels: • Publication of Material Acts or Facts in the wide circulation newspapers regularly used by Vale, as well as sending said documents, through the CVM periodic and occasional information system (IPE System), and making them available on the “Investor Relations” page of the Company's website (www.vale.com). • Distribution of press releases simultaneously in Portuguese and English, followed by the immediate filing thereof, in compliance with the rules of the regulatory bodies and stock exchanges where the securities issued by Vale are listed and traded (as well as the posting thereof on the websites of regulatory agencies and/or stock exchanges), custodians and depositary agents of the American Depositary Receipts (ADRs), capital market participants and news agencies; • Conference calls and webcasts held on a regular basis, every quarter, for the disclosure of results, or on an exceptional basis, if necessary. The accomplishment of these events shall be publicly announced to the capital market in advance, with date, time and telephone numbers for connection. Such conference calls and webcasts shall be recorded and be made available on Vale’s website (www.vale.com), in the Investor Relations section, for ninety (90) days following the event; • Holding of public meetings, at the discretion of Vale's management. Vale shall publicly announce, in advance, the date, time and place of such events; • Intense use of the Investor Relations section of Vale's website, with Portuguese and English versions, for the immediate availability of press releases, presentations made at meetings and conferences, operational information, information on corporate events, payments of compensations to shareholders, issuance of debt securities, annual reports, quarterly and annual financial statements, documents filed with regulatory agencies and stock exchanges where Vale's securities are listed and traded, Vale’s stock and Depositary Receipts quotes, and answers to frequently asked questions by market participants; and • Active participation in conferences for investors held in Brazil and abroad. Vale's Disclosure Policy may be found at the Company's headquarters, on the Company's website (www.vale.com), in the Investors section (http://www.vale.com/brasil/en/investors/corporate-governance/policies/pages/default.aspx), on the Sistema Empresas.Net on the website of the Comissão de Valores Mobiliários – CVM (Brazilian Securities and Exchange Commission), (www.cvm.gov.br), and on the website of B3 S.A. – Brasil, Bolsa, Balcão (“ B 3” ), www.b3.com.br).

21.3 - Managers responsible for implementing, maintaining, evaluating and supervising the disclosure policy The DIRI is responsible for disclosing information regarding material acts or facts, although other related parties (controlling shareholder, Board of Directors’, Audit Committee’s and Advisory Committees’ members, Executive Officers, Vale executives, managers of its subsidiaries and whoever, as a result of its position, function or job in Vale and/or in its controlled companies, is aware of information related to a Material Act or Fact about Vale) shall be jointly and severally liable in cases of noncompliance with the rules related to this disclosure.

21.4 – Other relevant information The Disclosure Committee may, if appropriate, approve the disclosure of forecasts relating to the behavior of the markets in which the Company operates, clearly presenting the assumptions underlying such estimates, accompanied by the following note: “This release may include statements that present Vale's expectations about future events or results. All statements based on future expectations involve risks and uncertainties. Vale cannot guarantee that such statements will be correct. Such risks and uncertainties include factors related to: (a) the countries where we have operations, mainly Brazil and Canada; (b) the global economy; (c) the capital market, (d) the price of ores and metals and their dependence on global industrial production, which is cyclical in nature, and (e) the degree of global competition in the markets where Vale operates. For additional information on factors that may give rise to results different from those estimated by Vale, please refer to the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF) and the US Securities and Exchange Commission (SEC), particularly the factors discussed in sections “Estimates and forecasts" and "Risk factors" in Vale's Annual Report - Form 20F.” In addition, pursuant to Art. 12 of CVM Instruction 358/2002 (“CVM Instruction 358”), as amended, the direct or indirect controlling shareholders, the shareholders that elect members of the Board of Directors or of the Audit Committee, and any natural person or legal entity or group of persons, acting jointly or representing a same interest, who directly or indirectly purchases or sells relevant shareholding interest that corresponds, directly or indirectly, to a variation, upwards or downwards, of 5% (five percent) or more regarding the type or class of shares representing the capital stock of Vale must, in accordance with article 12 of CVM Instruction 358, immediately send Vale a notice with the following information: (a) name and qualification of the purchaser, with its registration number in the Brazilian Registry of Legal Entities (“CNPJ”) or in the Registry of Natural Persons (“CPF”), when applicable; (b) the objective of the interest and the amount targeted, containing, if applicable, a statement by the purchaser that its purchases are not intended to change the composition of Vale’s ownership or administrative structure; (c) number of shares and other securities and derivative financial instruments referenced to such shares, being their settlement physical or financial, specifying the number, class and type of referenced shares; and (d) description of any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by Vale; and (e) in the case of a shareholder resident and domiciled abroad, the name or corporate name and the CPF or CNPJ registration number, as the case may be, of the representative or legal representative thereof in the country. For the purposes of disclosure of the information referred to above, the business or group of businesses through which the direct or indirect interest of the persons referred to above exceeds, upwards or downwards, 5%, 10%, 15% and so on, of a type or class of shares representative of Vale's capital stock. The aforementioned obligations extend to the purchase of any rights to the shares and other securities mentioned therein and to the conclusion of any derivative financial instruments referenced to shares issued by Vale, even without physical settlement, in compliance with the rules of Paragraph 3 of Art. 12 on CVM Instruction 358. The disclosure obligations described above shall always consider the aggregate transactions, including those executed indirectly by third parties, such as: (i) companies controlled directly or indirectly by the investor; (ii) trustees; (iii) private and exclusive investment funds; and (iv) investment funds in which the fund manager's business decisions are influenced by the investor. The DIRI shall immediately transmit the information received to the relevant regulatory bodies and stock exchanges.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 30, 2019		Director of Investor Relations